FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           Report of a Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

For the month(s) of: o September 1999

                           NEWCOURT CREDIT GROUP INC.

                              207 Queens Quay West
                                    Suite 700
                             Toronto, Ontario Canada
                                     M5J 1A7

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                          Form 20-F |_|    Form 40-F |X|

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                          Yes |_|    No |X|

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)]

                          82-_____________

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: o October 15, 1999

NEWCOURT CREDIT GROUP INC.

     /s/ Scott J. Moore
     ---------------------------
By:  Scott J. Moore
     Executive Vice President
     Legal and General Counsel

                                     [LOGO]

                           NEWCOURT CREDIT GROUP INC.
                                 Newcourt Centre
                              207 Queens Quay West
                                    Suite 700
                            Toronto, Ontario M5J 1A7

                                                              September 21, 1999

Dear Shareholder:

      You are cordially invited to attend the special meeting of shareholders (the "Newcourt Meeting") of Newcourt Credit Group Inc., to be held at Metropolitan Ballroom East, Westin Harbour Castle, 1 Harbour Square, Toronto, Ontario M5J 1A6, on October 26, 1999 at 10:00 a.m. (Toronto time).

      At the Newcourt Meeting, you will be asked to approve a proposed transaction under Ontario law involving the combination of Newcourt and The CIT Group, Inc. pursuant to an Amended and Restated Agreement and Plan of Reorganization (the "Reorganization Agreement"), dated as of August 5, 1999, between Newcourt and CIT. Completion of the transaction is subject to the satisfaction of various conditions, including the receipt of all necessary regulatory and shareholder approvals.

      The Board of Directors of Newcourt has unanimously approved the terms of the Reorganization Agreement and the transactions contemplated thereby and unanimously recommends that you vote in favour of the Arrangement Resolution described below.

      The Board of Directors of CIT also has approved the terms of the Reorganization Agreement and the transactions contemplated thereby and has recommended to its stockholders that they approve the issuance of shares of CIT Common Stock in connection with the transaction.

      Pursuant to the Reorganization Agreement, each holder of Newcourt Common Shares (other than holders who exercise and perfect their dissent rights) will receive in exchange for each Newcourt Common Share either 0.70 of a share of CIT Common Stock or, in the case of Canadian resident shareholders who so elect,
0.70 of an Exchangeable Share, in each case subject to potential downward adjustment pursuant to the Reorganization Agreement.

      The Exchangeable Shares, which will be issued by a Canadian subsidiary of CIT, provide an opportunity for Newcourt Shareholders who are resident in Canada to achieve Canadian tax deferral for up to five years. The Exchangeable Shares will be an eligible investment under certain Canadian statutes, as described in the attached Joint Management Information Circular and Proxy Statement (the "Joint Proxy Statement"). Holders of Exchangeable Shares will have dividend, liquidation and voting rights with respect to CIT that are functionally and economically equivalent to the rights of holders of shares of CIT Common Stock, and the Exchangeable Shares will be exchangeable at the option of the holder on a one-for-one basis for shares of CIT Common Stock.

      The Joint Proxy Statement accompanying this letter contains or incorporates by reference a detailed description of the background and mechanics of the transaction and the businesses and selected historical financial information of both Newcourt and CIT, as well as certain pro forma financial information for the combined company. Please read and give careful consideration to the Joint Proxy Statement and, if you require assistance, consult your financial, tax or other professional advisors.

      At the Newcourt Meeting, you will be asked to vote on a special resolution to approve the arrangement with CIT (the "Arrangement Resolution"). The Arrangement Resolution must be approved by not less than 66 2/3% of the votes cast by shareholders present in person or by proxy at the Newcourt Meeting. Accordingly, whether or not you plan to attend the Newcourt Meeting, please complete, sign and date the enclosed proxy card and return it in the enclosed postage-paid envelope or by facsimile to ensure that your shares will be represented at the meeting.

      A Letter of Transmittal and Election Form and a Notice of Guaranteed Delivery are being mailed together with the Joint Proxy Statement to each person who was a holder of Newcourt Common Shares on the September 20, 1999 record date. Whether or not you plan to attend the Newcourt Meeting, please complete, sign and date the enclosed Letter of Transmittal and Election Form and return it with your Newcourt share certificates in the enclosed postage-paid envelope.

                                            Yours very truly,


                                            /s/ David F. Banks

                                            David F. Banks
                                            Chairman

                                     [LOGO]

                           NEWCOURT CREDIT GROUP INC.
                                 Newcourt Centre
                              207 Queens Quay West
                                    Suite 700
                                Toronto, Ontario
                                     M5J 1A7

                    -----------------------------------------
                    NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                         TO BE HELD ON OCTOBER 26, 1999
                    -----------------------------------------

      NOTICE is hereby given that a Special Meeting of the Shareholders (the "Meeting") of NEWCOURT CREDIT GROUP INC. will be held at Metropolitan Ballroom East, Westin Harbour Castle, 1 Harbour Square, Toronto, Ontario M5J 1A6, on October 26, 1999 at 10:00 a.m. (Toronto time) for the following purposes:

            1. To consider and, if thought advisable, to pass, with or without variation, a special resolution (the "Arrangement Resolution"), the full text of which is set forth in Annex A to the accompanying Joint Management Information Circular and Proxy Statement of Newcourt and The CIT Group, Inc. dated as of September 21, 1999 (the "Joint Proxy Statement"), approving an arrangement pursuant to Section 182 of the Business Corporations Act (Ontario) (the "OBCA"), all as more particularly described in the Joint Proxy Statement; and

            2. To transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

      Specific details of the matters proposed to be put before the Meeting are disclosed in the Joint Proxy Statement.

      The order of the Superior Court of Justice (Ontario) dated September 20, 1999 (the "Interim Order") grants Newcourt Shareholders the right to dissent in respect of the Arrangement Resolution. If the arrangement becomes effective, a Newcourt Shareholder who dissents (a "Dissenting Shareholder") will be entitled to be paid the fair value of his, her or its Newcourt Common Shares if the Secretary of Newcourt or the Chairman of the Meeting receives from the Dissenting Shareholder not later than 5:00 p.m. (Toronto time) on the business day prior to the Meeting a written objection to the Arrangement Resolution and the Dissenting Shareholder otherwise strictly complies with the relevant provisions of Section 185 of the OBCA. The right to dissent is described in the Joint Proxy Statement. The text of Section 185 of the OBCA, which will be relevant in any dissent proceeding, is set forth in Annex B to the Joint Proxy Statement. If you fail to comply strictly with the requirements set forth in
Section 185 of the OBCA, you may lose any right of dissent.

      Newcourt Shareholders who are unable to attend the Meeting in person are requested to date, sign and return the accompanying form of proxy (printed on yellow paper) for use at the Meeting or any adjournment or postponement thereof. To be effective, the enclosed proxy must be (i) mailed or delivered so as to reach or be deposited with the Secretary of the Corporation, c/o Montreal Trust Company of Canada, 151 Front Street West, Eighth Floor, Toronto, Ontario, M5J 2N1 (if mailed in the postage pre-paid envelope provided) or Montreal Trust Company of Canada, 151 Front Street West, Eighth Floor, Toronto, Ontario, M5J 2N1 (Attention: Proxy Department) (if delivered), not later than 5:00 p.m. (Toronto time) two business days preceding the Meeting, or if the Meeting is adjourned or postponed, not later than 24 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting, or (ii) deposited with the scrutineers of the Meeting, to the attention of the Chairman of the Meeting, at or immediately prior to the commencement of the Meeting or any adjournment or postponement thereof.

      Dated this 21st day of September, 1999.

                                             By Order of the Board of Directors,


                                             /s/ David F. Banks
                                             David F. Banks
                                             Chairman

September 21, 1999

THE CIT GROUP, INC.                             NEWCOURT CREDIT GROUP INC.
1211 Avenue of the Americas                     Newcourt Centre
New York, New York 10036                        207 Queens Quay West,
                                                Suite 700
                                                Toronto, Ontario M5J 1A7

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            JOINT MANAGEMENT INFORMATION CIRCULAR AND PROXY STATEMENT
--------------------------------------------------------------------------------

      This Joint Management Information Circular and Proxy Statement ("Joint Proxy Statement") is being furnished to holders of Class A Common Stock, par value US$0.01 per share ("CIT Common Stock"), of The CIT Group, Inc., a Delaware corporation, in connection with the solicitation of proxies by the Board of Directors of CIT for use at the special meeting of CIT stockholders to be held at the offices of CIT, 650 CIT Drive, Livingston, New Jersey 07039 on October 26, 1999 at 11:00 a.m. (Eastern time), and any adjournment or postponement of that meeting (the "CIT Stockholders Meeting").

      This Joint Proxy Statement is also being furnished to holders of Common Shares ("Newcourt Common Shares") of Newcourt Credit Group Inc., an Ontario corporation, in connection with the solicitation of proxies by the management of Newcourt for use at the special meeting of Newcourt Shareholders to be held at Metropolitan Ballroom East, Westin Harbour Castle, 1 Harbour Square, Toronto, Ontario M5J 1A6, on October 26, 1999 at 10:00 a.m. (Toronto time), and any adjournment or postponement of that meeting (the "Newcourt Shareholders Meeting").

      Pursuant to an Amended and Restated Agreement and Plan of Reorganization, dated as of August 5, 1999, between CIT and Newcourt (the "Reorganization Agreement"), CIT and Newcourt have agreed to combine the two companies pursuant to a plan of arrangement to be completed under the laws of the Province of Ontario, Canada. Under such arrangement, each Newcourt Shareholder that is a resident of Canada for purposes of the Income Tax Act (Canada) will have the right to receive for each Newcourt Common Share held, at such Shareholder's election, either 0.70 of a share of CIT Common Stock or 0.70 of a share of a class of securities ("Exchangeable Shares") issued by a newly-formed indirect Canadian subsidiary of CIT ("Exchangeco"), in each case subject to potential downward adjustment pursuant to the Reorganization Agreement. See "The Transaction - The Reorganization Agreement - Exchange Ratio" on page 74. Each other holder of Newcourt Common Shares (other than Dissenting Shareholders) will receive 0.70 (subject to adjustment as noted above) of a share of CIT Common Stock for each Newcourt Common Share held. The Exchangeable Shares provide an opportunity for Newcourt Shareholders who are resident in Canada and subject to Canadian tax to achieve Canadian tax deferral for up to five years and will be an eligible investment under certain Canadian statutes, as described in this Joint Proxy Statement. Holders of the Exchangeable Shares will have dividend, liquidation and voting rights with respect to CIT that are functionally and economically equivalent to the rights of holders of shares of CIT Common Stock, and the Exchangeable Shares will be exchangeable at the option of the holder on a one-for-one basis for shares of CIT Common Stock. See "The Transaction Transaction Mechanics and Description of Exchangeable Shares" on page 84. Completion of the transaction is subject to various conditions, including receipt of all requisite regulatory approvals and approval by the shareholders of each of CIT and Newcourt.

      At the CIT Stockholders Meeting, holders of CIT Common Stock will consider and vote upon, among other matters, the issuance of shares of CIT Common Stock pursuant to the Reorganization Agreement (the "Stock Issuance Proposal"). At the Newcourt Shareholders Meeting, holders of Newcourt Common Shares will consider and vote upon a special resolution (the "Arrangement Resolution") to approve the plan of arrangement contemplated by the Reorganization Agreement.

      The Dai-Ichi Kangyo Bank, Limited, the holder of approximately 44% of the outstanding shares of CIT Common Stock, has agreed (subject to certain conditions) to vote its shares in favor of the Stock Issuance Proposal. Hercules Holdings (UK) Limited, Canadian Imperial Bank of Commerce and certain members of

Newcourt's senior management, the holders in the aggregate of approximately 26.1% of the outstanding Newcourt Common Shares, have agreed to vote their shares in favor of the Arrangement Resolution. See "The Transaction - Agreements to Support the Transaction - Voting Agreements" on page 82.

      At the CIT Stockholders Meeting, holders of CIT Common Stock also will be asked to (a) approve an amendment to CIT's Amended and Restated Certificate of Incorporation, (b) approve CIT's Long-Term Equity Compensation Plan, (c) approve CIT's Transition Option Plan and (d) approve an amendment to CIT's Employee Stock Purchase Plan. (See "Additional Matters for Consideration of CIT Stockholders" on page 125.)

      When the transaction is completed, the CIT Board of Directors will be expanded to 16 directors. Twelve directors will be selected by the CIT Board of Directors, of whom two will be designated by DKB. The remaining four directors will be selected by the Newcourt Board of Directors, of whom one may be designated by CIBC and one will be designated by Hercules. See "The Combined Company After the Transaction - Management" on page 45.

      This Joint Proxy Statement and the accompanying forms of proxy are first being mailed to stockholders of CIT and shareholders of Newcourt on or about September 23, 1999.

      The holders of CIT Common Stock and Newcourt Common Shares should consider the information in "Risk Factors," beginning on page 14, before deciding how to vote on the matters referred to above.

      Neither the United States Securities and Exchange Commission nor any state securities commission has approved the securities to be issued in the Transaction or determined that this Joint Proxy Statement is accurate or complete. Any representation to the contrary is a criminal offense.

      No securities commission or similar authority in Canada has in any way passed upon the merits of the securities to be issued in the Transaction or determined that this Joint Proxy Statement is accurate or complete. Any representation to the contrary is an offense.

          The date of this Joint Proxy Statement is September 21, 1999.

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----
SUMMARY ..................................................................     1
RISK FACTORS .............................................................    14
     Special Note Regarding Forward-Looking Statements ...................    14
     Risk Factors Relating to the Transaction ............................    14
     Risk Factors of the Combined Company ................................    16
REPORTING CURRENCIES AND ACCOUNTING PRINCIPLES ...........................    20
EXCHANGE RATE OF CANADIAN AND U.S. DOLLARS ...............................    20
COMPARATIVE MARKET PRICE DATA AND DIVIDEND HISTORY .......................    21
SELECTED PRO FORMA CONSOLIDATED COMPARATIVE PER SHARE DATA ...............    22
SELECTED HISTORICAL FINANCIAL DATA .......................................    23
     CIT .................................................................    23
     Newcourt ............................................................    25
UNAUDITED PRO FORMA FINANCIAL INFORMATION ON A COMBINED BASIS ............    27
INFORMATION CONCERNING THE MEETINGS ......................................    39
     CIT .................................................................    39
     Newcourt ............................................................    40
DESCRIPTION OF THE COMPANIES .............................................    42
     Summary of CIT's Business ...........................................    42
     Summary of Newcourt's Business ......................................    43
THE COMBINED COMPANY AFTER THE TRANSACTION ...............................    45
     The Transaction -- General ..........................................    45
     Management ..........................................................    45
     Integration of Operations ...........................................    45
     Principal Holders of CIT Common Stock After the Transaction .........    46
     Independent Accountants .............................................    46
     Transfer Agents and Registrars ......................................    46
THE TRANSACTION ..........................................................    47
     Background of the Transaction .......................................    47
     Joint Reasons for the Transaction ...................................    50
     CIT's Reasons for the Transaction; Recommendation of the
       CIT Board of Directors ............................................    51
     Newcourt's Reasons for the Transaction; Recommendation of the
       Newcourt Board of Directors .......................................    53
     Opinions of the Financial Advisors ..................................    55
     Interests of Certain Persons in the Transaction .....................    72
     Releases ............................................................    73
     The Reorganization Agreement ........................................    74
     Agreements to Support the Transaction ...............................    82
     Transaction Mechanics and Description of Exchangeable Shares ........    84
     Court Approval of the Plan of Arrangement and Completion
       of the Transaction ................................................    91
     Procedures for Exchange of Newcourt Share Certificates by
       Newcourt Shareholders .............................................    92
     Procedure for Making a Joint Tax Election ...........................    92

                                                                            Page
                                                                            ----
     Stock Exchange Listings .............................................    94
     Eligibility for Investment in Canada ................................    94
     Regulatory Matters ..................................................    95
     Regulation of the Combined Company's Business Operations ............    98
     Accounting Treatment ................................................    99
     Resale of Exchangeable Shares and CIT Common Stock Received
       in the Transaction ................................................    99
     Ongoing Canadian Reporting Obligations ..............................   100
     Canadian Mutual Funds ...............................................   100
     Future Issuances of Authorized Shares ...............................   101
TAX CONSIDERATIONS TO NEWCOURT SHAREHOLDERS ..............................   102
     Certain Canadian Federal Income Tax Considerations for
       Newcourt Shareholders .............................................   102
     Newcourt Shareholders Resident in Canada ............................   102
     Newcourt Shareholders Not Resident in Canada ........................   107
     Certain United States Federal Income Tax Considerations for
       Newcourt Shareholders .............................................   108
     U.S. Holders ........................................................   108
     Non-U.S. Holders ....................................................   109
DESCRIPTION OF CAPITAL STOCK OF CIT, NEWCOURT AND EXCHANGECO .............   112
     CIT Capital Stock ...................................................   112
     Newcourt Share Capital ..............................................   114
     Exchangeco Share Capital ............................................   114
COMPARISON OF STOCKHOLDER RIGHTS .........................................   116
     Removal of Directors; Vacancies .....................................   116
     Special Meeting of Stockholders .....................................   116
     Quorum at Stockholder Meeting .......................................   116
     Advance Notice of Stockholder-Proposed Business at Annual
       Meetings ..........................................................   117
     Vote Required for Extraordinary Transactions ........................   117
     Amendment to Governing Documents ....................................   117
     Dissenters' Rights ..................................................   118
     Oppression Remedy ...................................................   118
     Derivative Action ...................................................   119
     Shareholder Consent in Lieu of Meeting ..............................   119
     Director Qualifications .............................................   120
     Fiduciary Duties of Directors .......................................   120
     Indemnification of Officers and Directors ...........................   120
     Director Liability ..................................................   121
     Related Party Transactions ..........................................   121
     Enforceability of Civil Liabilities .................................   121
     Corporate Opportunities .............................................   122
DISSENTING SHAREHOLDERS' RIGHTS ..........................................   123
     Newcourt ............................................................   123
     CIT .................................................................   124

                                                                            Page
                                                                            ----
ADDITIONAL MATTERS FOR CONSIDERATION OF  CIT STOCKHOLDERS ................   125
     Proposal 2. Amendment to the Amended and Restated Certificate
                 of Incorporation of CIT .................................   125
     Proposal 3. Approval of The CIT Group, Inc. Long-Term Equity
                 Compensation Plan .......................................   128
     Proposal 4. Approval of The CIT Group, Inc. Transition Option Plan ..   133
     Proposal 5. Approval of the Amendment to The CIT Group, Inc. ........
                 Employee Stock Purchase Plan ............................   136
OTHER BUSINESS ...........................................................   140
STOCKHOLDERS PROPOSALS AND NOMINATIONS FOR THE 2000 ANNUAL MEETING .......   140
AVAILABLE INFORMATION ....................................................   140
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE ..........................   141
     CIT .................................................................   141
     Newcourt ............................................................   141
APPROVAL OF JOINT PROXY STATEMENT BY NEWCOURT BOARD OF DIRECTORS .........   143
APPENDIX 1  GLOSSARY OF TERMS ............................................   A-1
ANNEXES
 ANNEX A  FORM OF THE ARRANGEMENT RESOLUTION ........................  Annex A-1
 ANNEX B  SECTION 185 OF THE BUSINESS CORPORATIONS ACT (ONTARIO) ....  Annex B-1
 ANNEX C  INTERIMORDER ..............................................  Annex C-1
 ANNEX D  NOTICE OF APPLICATION FOR FINAL ORDER .....................  Annex D-1
 ANNEX E  AMENDED AND RESTATED AGREEMENT AND PLAN
           OF REORGANIZATION ........................................  Annex E-1
 ANNEX F  PLAN OF ARRANGEMENT INCLUDING EXCHANGEABLE SHARE
           PROVISIONS ...............................................  Annex F-1
 ANNEX G  EXCHANGEABLE SHARE SUPPORT AGREEMENT ......................  Annex G-1
 ANNEX H  FORM OF VOTING AND EXCHANGE TRUST AGREEMENT ...............  Annex H-1
 ANNEX I  STOCK OPTION AGREEMENT ....................................  Annex I-1
 ANNEX J  VOTING AGREEMENTS .........................................  Annex J-1
 ANNEX K  J.P. MORGAN SECURITIES INC. OPINION .......................  Annex K-1
 ANNEX L  DONALDSON, LUFKIN & JENRETTE SECURITIES CORPORATION
           OPINION ..................................................  Annex L-1
 ANNEX M  GOLDMAN, SACHS &CO. OPINION ...............................  Annex M-1
 ANNEX N  CIBC WORLD MARKETS INC. OPINION ...........................  Annex N-1
 ANNEX O  AMENDMENT TO AMENDED AND RESTATED CERTIFICATE OF
           INCORPORATION OF THE CIT GROUP, INC ......................  Annex O-1
 ANNEX P  THE CIT GROUP, INC. LONG-TERM EQUITY COMPENSATION PLAN ....  Annex P-1
 ANNEX Q  THE CIT GROUP, INC. TRANSITION OPTION PLAN ................  Annex Q-1
 ANNEX R  THE CIT GROUP, INC. AMENDED EMPLOYEE STOCK PURCHASE PLAN ..  Annex R-1

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                                     SUMMARY

      This summary highlights certain information from this document, but may not contain all of the information that is important to you. The description of the matters contained in this summary is qualified by reference to the entire document and documents incorporated by reference. To understand the plan of arrangement and related transactions (the "Transaction") more fully and for a more complete description of the legal terms of the Transaction, you should carefully read this entire document, the documents referred to in the "Incorporation of Certain Documents by Reference" section in this Joint Proxy Statement and the Annexes hereto. The summary does not contain a complete statement of material information relating to the Reorganization Agreement, the Transaction, or other matters discussed in this document. Several of the capitalized terms used in this summary are defined in the Glossary of Terms attached as Appendix 1 to this Joint Proxy Statement. Except as otherwise indicated, information relating to the Transaction included in this Joint Proxy Statement has been prepared on the basis of an Exchange Ratio of 0.70, but as described on page 74, a downward adjustment of the Exchange Ratio is possible. Unless otherwise stated, all dollar amounts are expressed in U.S. dollars.

                   Questions and Answers About the Transaction

Q:    Why are CIT and Newcourt proposing to combine?

A: CIT and Newcourt believe that the Transaction represents an excellent opportunity to create a commercial financing company that will enjoy benefits of increased size and geographic scope, a more diversified asset base, more diversified funding sources and improved positioning to take advantage of opportunities for growth. After the Transaction is completed, the combined company will be the largest publicly held North American commercial financing company. Through its greater size and financial strength, the combined company should be able to compete more effectively for international business and acquisition opportunities than either company could independently. Newcourt contributes to the combined company its broad technology-based leasing business, Canadian and overseas platforms for CIT's other businesses and a source of substantial fee-based income from corporate finance and structured financing transactions. CIT provides the combined company with diversified product lines in businesses in which Newcourt does not engage, as well as a strong financial position as reflected in CIT's stronger credit ratings, which should result in lower funding costs for the businesses conducted by Newcourt today.

Q:    As a CIT Stockholder, how will the Transaction affect me?

A: The Transaction will not affect your shares of CIT Common Stock. Following the Transaction, existing CIT Stockholders will own approximately 61% of the combined company, and the former Newcourt Shareholders will own approximately 39% of the combined company.

Q.    As a Newcourt Shareholder, what will I receive in the Transaction?

A: If you are a Newcourt Shareholder (other than a Dissenting Shareholder) who is an Eligible Electing Holder, then you may elect to receive either
      0.70 of an Exchangeable Share and applicable Ancillary Rights or 0.70 of a share of CIT Common Stock in exchange for each Newcourt Common Share that you hold, in each case subject to a potential downward adjustment pursuant to the Reorganization Agreement. If you are a Newcourt Shareholder (other than a Dissenting Shareholder) who is not an Eligible Electing Holder or who is an Eligible Electing Holder who fails to make a valid election for Exchangeable Shares, then you will receive 0.70 of a share of CIT Common Stock in exchange for each Newcourt Common Share that you hold, subject to such potential downward adjustment.

      The Exchangeable Shares will be issued by CIT Exchangeco Inc., a newly formed Canadian subsidiary of CIT. Holders of Exchangeable Shares will have dividend and liquidation rights with respect to CIT that are functionally and economically equivalent to the rights of holders of shares of CIT Common Stock and will be entitled to vote with the CIT Stockholders on all matters submitted to a vote of CIT Stockholders.

      The Exchangeable Shares will be exchangeable at the option of the holder at any time, on a one-for-one basis, for shares of CIT Common Stock. On and after November 1, 2004 (or, in some circumstances prior to that date), any outstanding Exchangeable Shares may be redeemed for shares of CIT Common Stock on a one-for-one basis on a date selected by the Board of Directors of Exchangeco.

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Q:    What would cause a downward adjustment to the Exchange Ratio?

A: The adjustment provisions are complex. The Exchange Ratio is 0.70 but is subject to downward adjustment to reflect any reduction in the aggregate consideration to be paid by CIT in the Transaction in accordance with the terms of the Reorganization Agreement. Such aggregate consideration will be reduced on a dollar-for-dollar basis to the extent that Newcourt's Adjusted Shareholders Equity (as defined below) declines by more than $20 million but by less than $120 million from Newcourt's total shareholders' equity under Canadian GAAP, less goodwill, as of June 30, 1999 ("June 30th Equity"). Such aggregate consideration will be further reduced by $1.50 for each dollar by which Newcourt's Adjusted Shareholders Equity declines by more than $120 million from Newcourt's June 30th Equity. Newcourt's "Adjusted Shareholders Equity" means Newcourt's total shareholders' equity under Canadian GAAP as of a specified month-end prior to Closing, adjusted to exclude goodwill, securitization gains to the extent they exceed $30 million per month ($60 million for December 1999) on a cumulative basis, and specified charges affecting shareholders' equity. The Reorganization Agreement does not provide for any upward adjustment in the Exchange Ratio. See "The Transaction - The Reorganization Agreement - Exchange Ratio" on page 74. CIT Stockholders and Newcourt Shareholders should read the provisions of the Reorganization Agreement relating to the potential adjustment to the Exchange Ratio. The Reorganization Agreement is attached hereto as Annex E.

Q: What happens to the Exchange Ratio as the market price of CIT Common Stock fluctuates?

A: The Exchange Ratio is 0.70 but may be adjusted downward only in the manner described above. Accordingly, the market values of CIT Common Stock and Newcourt Common Shares will not affect the Exchange Ratio. Since the market value of CIT Common Stock will fluctuate before and after the closing of the Transaction, the value of CIT Common Stock (and Exchangeable Shares) that Newcourt Shareholders will receive in the Transaction will fluctuate and could increase or decrease. You should obtain the current market prices of CIT Common Stock and Newcourt Common Shares. See "Comparative Market Price Data and Dividend History" on page 21.

Q:    What are the tax consequences of the Transaction?

A: A Newcourt Shareholder who is a Canadian Resident, who holds Newcourt Common Shares as capital property and who elects to receive CIT Common Stock will realize a capital gain (or a capital loss) for Canadian federal income tax purposes equal to the amount by which the fair market value of the CIT Common Stock received by such Newcourt Shareholder, net of any reasonable costs of disposition, exceeds (or is less than) the adjusted cost base to the Newcourt Shareholder of such shareholder's Newcourt Common Shares.

      Generally, a Newcourt Shareholder who is an Eligible Holder and who elects to receive Exchangeable Shares will be entitled to file a joint election with Exchangeco under Section 85 of the Income Tax Act (Canada) to obtain a tax-deferred rollover for up to five years for Canadian federal income tax purposes. The eventual exchange (or redemption) of Exchangeable Shares for shares of CIT Common Stock will be a taxable event.

      The exchange by a U.S. holder of Newcourt Common Shares for shares of CIT Common Stock will be a taxable exchange for United States federal income tax purposes.

      The tax consequences of the Transaction are subject to a number of caveats and conditions as discussed in "Tax Considerations to Newcourt Shareholders - Certain Canadian Federal Income Tax Considerations for Newcourt Shareholders" on page 102 and "- Certain United States Federal Income Tax Considerations for Newcourt Shareholders" on page 108.

      There are no tax consequences of the Transaction to holders of CIT Common Stock.

      You should consult your tax advisor for advice with respect to the tax consequences of the Transaction to you.

Q:    When do you expect the Transaction to be completed?

A: We are working toward completing the Transaction as soon as possible. In addition to the approvals of the shareholders of both companies, we must also obtain court and various regulatory approvals, some of which

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      may not be obtained until after the CIT and Newcourt shareholders meetings. We expect to complete the Transaction during the fourth quarter of 1999.

Q:    Where will the CIT Common Stock and Exchangeable Shares be listed?

A: CIT Common Stock is listed on the New York Stock Exchange. The Toronto Stock Exchange has conditionally approved the listing of the CIT Common Stock and the Exchangeable Shares, subject to usual conditions.

Q:    What shareholder votes are required to complete the Transaction?

A: Approval of the Stock Issuance Proposal requires the affirmative vote of a majority of the votes cast in person or by proxy at the CIT Stockholders Meeting. Approval of the Arrangement Resolution requires the affirmative vote of 66 2/3% of the votes cast in person or by proxy at the Newcourt Shareholders Meeting.

Q:    Are there any risks associated with the Transaction?

A: The Transaction does involve risks. For a discussion of risks that should be considered in evaluating the Transaction, see "Risk Factors" beginning on page 14.

Q:    How do I exercise my voting rights?

A: After you carefully read this Joint Proxy Statement, indicate on your proxy card how you want to vote, and sign and mail it in the enclosed white prepaid return envelope marked "Proxy" as soon as possible and in any event before 5:00 p.m. on October 25, 1999. CIT Stockholders should mail or deliver their proxy card to the address shown on the proxy card. Newcourt Shareholders should mail their proxy card to the Secretary of the Corporation, c/o Montreal Trust Company of Canada, 151 Front Street West, Eighth Floor, Toronto, Ontario M5J 2N1 or deliver their proxy card to Montreal Trust Company of Canada, 151 Front Street West, Eighth Floor, Toronto, Ontario M5J 2N1 (Attention: Proxy Department). By completing and mailing your proxy card, your shares of CIT Common Stock or Newcourt Common Shares will be represented at the CIT Stockholders Meeting or the Newcourt Shareholders Meeting, as the case may be.

      The CIT Board of Directors and the Newcourt Board of Directors each unanimously recommends that its shareholders vote IN FAVOR OF the proposals described herein.

      If you sign and send in your proxy but don't indicate how you want to vote, your proxy will be counted as a vote in favor of the proposals set forth on the proxy card.

Q: If my shares are held in "street name" by my broker, will my broker vote my shares on the proposal relating to the Transaction for me?

A: Your broker will vote your shares with respect to the Transaction only if you provide instructions on how to vote. You should follow the directions provided by your broker regarding how to instruct your broker to vote your shares.

      Non-Registered Holders should carefully follow the instructions of their Intermediaries and their service companies.

Q:    Can I change my vote after I have mailed my signed proxy card?

A: Yes. You can change your vote at any time before your proxy is voted at your shareholders meeting. You can do this in one of three ways. First, you can send a written notice stating that you would like to revoke your proxy. Second, you can complete and submit a new proxy card. If you choose either of these two methods, you must submit your notice of revocation or your new proxy card to CIT or Newcourt, at any time up to and including the business day before the meetings, at the addresses referred to above. Third, you can attend the shareholders meeting for CIT or Newcourt, as the case may be, and revoke your proxy and vote in person. However, if you have instructed a broker to vote your shares, you must follow directions received from your broker to change your vote.

Q: As a Newcourt Shareholder, how and when will I get my CIT Common Stock or Exchangeable Shares?

A: To receive shares of CIT Common Stock or Exchangeable Shares, you or your broker should remit your Letter of Transmittal and Election Form (and, if applicable, a Notice of Guaranteed Delivery) together with your Newcourt Common Share certificates to Montreal Trust Company of Canada, as Depositary, at its office located at 151 Front Street West, Eighth Floor, Toronto, Ontario M5J 2N1, telephone number (800) 663-9097. In order to receive Exchangeable Shares, your election to receive Exchangeable Shares,

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      accompanied by your Newcourt Common Share certificate or certificates, must be received before 5:00 p.m. (Toronto time) on October 25, 1999.

      Certificates representing shares of CIT Common Stock or, if duly elected, Exchangeable Shares, will be mailed to you by regular mail as soon as possible after the Effective Date of the Transaction.

Q: As a Newcourt Shareholder, should I send in my Newcourt share certificates when I return my Letter of Transmittal and Election Form?

A: Yes. A Letter of Transmittal and Election Form will not be effective unless accompanied by certificates representing the Newcourt Common Shares or the Notice of Guaranteed Delivery duly completed by a Canadian chartered bank, a major trust company in Canada or a member firm of a recognized Medallion Program (STAMP), (SEMP) or (MSP). The Depositary will hold the certificates on your behalf. If for any reason the Transaction is not completed, your certificates will be returned to you. See "The Transaction - Procedures for Exchange of Newcourt Share Certificates by Newcourt Shareholders" on page 92.

Q: As a Canadian Resident Newcourt Shareholder, can I change my election to receive CIT Common Stock or Exchangeable Shares after I have mailed my signed Letter of Transmittal and Election Form?

A: Yes. You can change your election at any time before 5:00 p.m. (Toronto time) on October 25, 1999 by submitting a written notice of revocation or a later dated Letter of Transmittal and Election Form to the Depositary.

Q. What should a Canadian Resident Newcourt Shareholder do to take advantage of the tax deferral on the exchange of Newcourt Common Shares for Exchangeable Shares in addition to completing and returning the Letter of Transmittal and Election Form?

A. Such holder must complete, execute and deliver to KPMG LLP tax election forms under Section 85 of the Income Tax Act (Canada) (and, where applicable, the corresponding provisions of provincial tax legislation) and a letter of authorization authorizing KPMG LLP to file such election on its behalf. Such election and letter must be received by or before the Tax Election Date. Each holder that elects in the Letter of Transmittal and Election Form to receive Exchangeable Shares and checks the appropriate box on the Letter of Transmittal and Election Form will be forwarded the tax election forms and authorization letter for completion. A holder that is a corporation, an estate or a trust should seek the counsel of its tax advisor as to the earlier date (prior to the Tax Election Date) on which the tax election forms and letter of authorization may have to be to delivered to KPMG LLP.

Q:    What should I do if I have questions?

A: CIT Stockholders should call Jeffrey D. Simon, Senior Vice President - Investor Relations, at (973) 535-5911. Newcourt Shareholders should call Georgeson Shareholder Communications, Inc. at (800) 890-1037 (North America).

The Companies

CIT

      The CIT Group, Inc., a Delaware corporation, is a leading diversified finance organization with US$28.4 billion of owned and managed assets at June 30, 1999. CIT offers secured commercial and consumer financing primarily in the United States to smaller, middle-market and larger businesses and to individuals through a nationwide distribution network. CIT's principal executive offices are located at 1211 Avenue of the Americas, New York, New York 10036, and its telephone number is (212) 536-1390.

Newcourt

      Newcourt Credit Group Inc., an Ontario corporation, is one of the world's leading sources of asset-based financing, servicing corporate and commercial markets with owned and managed assets of US$24.6 billion (including US$2.2 billion in assets that have been syndicated) at June 30, 1999 and a global distribution capability in 26 countries. Newcourt's principal executive offices are located at Newcourt Centre, 207 Queens Quay West, Suite 700, Toronto, Ontario M5J 1A7, and its telephone number is (416) 507-2400.

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      Upon completion of the Transaction, Newcourt will be an indirect subsidiary of CIT.

Information Concerning the CIT Stockholders Meeting

Date, Time and Place of Meeting

      The CIT Stockholders Meeting will be held at CIT's offices at 650 CIT Drive, Livingston, New Jersey 07039, on October 26, 1999 at 11:00 a.m. (Eastern time).

Purpose of the Meeting

      The purpose of the CIT Stockholders Meeting is to consider and vote upon
(i) the Stock Issuance Proposal, (ii) an amendment to CIT's Amended and Restated Certificate of Incorporation, (iii) the CIT Long-Term Equity Compensation Plan,
(iv) the CIT Transition Option Plan, (v) an amendment to the CIT Employee Stock Purchase Plan and (vi) such other business as may properly come before the meeting. See "Information Concerning the Meetings - CIT" on page 39.

Record Date

      The CIT Record Date for the CIT Stockholders Meeting is September 20, 1999. Only holders of record of CIT Common Stock at the close of business on the CIT Record Date are entitled to notice of and to vote at the meeting. On the CIT Record Date, 161,209,826 shares of CIT Common Stock were outstanding and entitled to vote.

Vote Required

      The Stock Issuance Proposal must be approved by a majority of the votes cast by CIT Stockholders present in person or represented by proxy and entitled to vote at the CIT Stockholders Meeting. The amendments to the CIT Amended and Restated Certificate of Incorporation require the approval of the holders of a majority of the outstanding shares of CIT Common Stock. The other proposals require the approval of a majority of the shares of CIT Common Stock represented and entitled to vote at the CIT Stockholders Meeting.

      As of the CIT Record Date, CIT believes that its directors and members of it's senior management beneficially owned an aggregate of approximately 439,085 shares of CIT Common Stock (approximately 0.3% of the shares of CIT Common Stock then outstanding). All of such directors and officers have indicated an intent to vote in favor of the Stock Issuance Proposal. As of the CIT Record Date, DKB beneficially owned an aggregate of 71,000,000 shares of CIT Common Stock (approximately 44% of the shares of CIT Common Stock then outstanding). DKB has agreed (subject to certain conditions) to vote its shares of CIT Common Stock in favor of the Stock Issuance Proposal. See "The Transaction - Agreements to Support the Transaction" on page 82.

Information Concerning the Newcourt Shareholders Meeting

Date, Time and Place of Meeting

      The Newcourt Shareholders Meeting will be held at Metropolitan Ballroom East, Westin Harbour Castle, 1 Harbour Square, Toronto, Ontario M5J 1A6, on October 26, 1999 at 10:00 a.m. (Toronto time).

Purpose of the Meeting

      The purpose of the Newcourt Shareholders Meeting is to consider and vote upon: (i) the Arrangement Resolution and (ii) such other business as may properly come before the Newcourt Shareholders Meeting. See "Information Concerning the Meetings - Newcourt" on page 40.

Record Date

      The Newcourt Record Date for the Newcourt Shareholders Meeting is September 20, 1999. Only holders of record of Newcourt Common Shares at the close of business on the Newcourt Record Date are entitled to notice of and to vote at the Newcourt Shareholders Meeting, unless a person has transferred shares after such date and the new holder of such shares establishes proper ownership and makes a request not later than 5:00 p.m. (Toronto

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time) on October 15, 1999 to be included in the list of holders of Newcourt Common Shares eligible to vote at the Newcourt Shareholders Meeting. On the Newcourt Record Date, 148,508,329 Newcourt Common Shares were outstanding and entitled to vote.

Vote Required

      Subject to any further order of the Superior Court of Justice (Ontario), the Arrangement Resolution must be approved by at least 662U3% of the votes actually cast by the holders of Newcourt Common Shares present either in person or by proxy at the Newcourt Shareholders Meeting. See "Information Concerning the Meetings - Newcourt" on page 40.

      CIBC, Hercules and certain members of Newcourt's senior management, representing in the aggregate approximately 26.1% of the outstanding Newcourt Common Shares, have agreed to vote their shares in favor of the Arrangement Resolution. See "The Transaction - Agreements to Support the Transaction" on page 82.

The Transaction

General

      The Reorganization Agreement provides for the combination of CIT and Newcourt. Each Newcourt Shareholder who is an Eligible Electing Holder (other than a Dissenting Shareholder) may elect to receive 0.70 of a share of CIT Common Stock or 0.70 of an Exchangeable Share and applicable Ancillary Rights for each Newcourt Common Share held, in each case subject to potential downward adjustment pursuant to the Reorganization Agreement. Each Newcourt Shareholder (other than Dissenting Shareholders) who is not an Eligible Electing Holder or who is an Eligible Electing Holder but does not make a valid election will receive 0.70 of a share of CIT Common Stock for each Newcourt Common Share held, subject to potential downward adjustment. Newcourt Shareholders who are not Eligible Electing Holders cannot elect to receive Exchangeable Shares.

      The Exchange Ratio is 0.70 but is subject to downward adjustment to reflect any reduction in the aggregate consideration to be paid by CIT in the Transaction in accordance with the terms of the Reorganization Agreement. Such aggregate consideration will be reduced on a dollar-for-dollar basis to the extent that Newcourt's Adjusted Shareholders' Equity declines by more than $20 million but by less than $120 million from Newcourt's June 30th Equity. Such aggregate consideration will be further reduced by $1.50 for each dollar by which Newcourt's Adjusted Shareholders' Equity declines by more than $120 million from Newcourt's June 30th Equity. The Reorganization Agreement does not provide for any upward adjustment in the Exchange Ratio. See "The Transaction - The Reorganization Agreement - Exchange Ratio" on page 74.

      CIT will not issue fractional shares in the Transaction. Instead, each Newcourt Shareholder otherwise entitled to receive such a fractional share of CIT Common Stock or a fractional Exchangeable Share will receive a cash payment, without interest, equal to such holder's pro rata portion of the net proceeds received upon the sale of whole shares representing the aggregate of all such fractional share interests in CIT Common Stock or fractional Exchangeable Shares, as the case may be, that all such Newcourt Shareholders would otherwise be entitled to receive.

      The Exchangeable Shares will be securities of Exchangeco (a newly-formed indirect subsidiary of CIT incorporated as a company limited by shares under the laws of the Province of Nova Scotia). Holders of Exchangeable Shares will be entitled to dividend, liquidation and voting rights with respect to CIT that are functionally and economically equivalent to the rights of holders of shares of CIT Common Stock. Holders may, at their option, exchange the Exchangeable Shares at any time, on a one-for-one basis, for shares of CIT Common Stock. At any time on or after November 1, 2004 (or earlier in some circumstances), the Board of Directors of Exchangeco may redeem any outstanding Exchangeable Shares in exchange for shares of CIT Common Stock on a one-for-one basis.

      Based on an Exchange Ratio of 0.70 and assuming no elections for Exchangeable Shares, CIT will issue approximately 103,955,830 shares of CIT Common Stock in exchange for all outstanding Newcourt Common Shares (based on the Newcourt Common Shares outstanding on September 20, 1999).

      As a result of the Transaction, CIT, through Exchangeco, will become the sole beneficial owner of the outstanding Newcourt Common Shares. See "The Transaction" starting on page 47, for more information.

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Recommendation of the CIT Board of Directors

      The CIT Board of Directors believes that the Transaction is fair to, and in the best interests of, CIT and the CIT Stockholders. Accordingly, the CIT Board of Directors approved the Transaction and unanimously recommends that CIT Stockholders vote to approve the Stock Issuance Proposal. In making this recommendation, the CIT Board of Directors considered a number of factors as set forth on page 51.

Recommendation of the Newcourt Board of Directors

      The Newcourt Board of Directors believes that the Transaction is fair to, and in the best interests of, Newcourt and the Newcourt Shareholders. Accordingly, the Newcourt Board of Directors unanimously approved the Transaction and recommends that Newcourt Shareholders vote in favour of the Arrangement Resolution. In making this recommendation, the Newcourt Board of Directors considered a number of factors as set forth on page 53.

Structure After the Transaction

      The following chart shows the structural corporate relationship between CIT and Newcourt immediately after the Transaction is completed. Common share ownership interests are 100%, unless otherwise indicated. Following the Closing, CIT may cause Newcourt to transfer all or some of Newcourt's businesses and operations to CIT or its other subsidiaries. CIT currently intends to transfer, following the Effective Date, all of the issued and outstanding common shares of Newcourt Credit Group USA Inc., through a series of transactions, to CIT so that Newcourt Credit Group USA Inc. will no longer be a subsidiary of Newcourt. Such transfer is intended to achieve tax efficiencies for the combined company. See "The Transaction - The Reorganization Agreement - Agreements Relating to Certain Additional Transactions" on page 82.

                                   [ORG CHART]

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Notes: (1) Newco has been incorporated as 3026192 Nova Scotia Company, an unlimited liability company under the laws of the Province of Nova Scotia.

       (2) Exchangeco has been incorporated as CIT Exchangeco Inc., a company limited by shares under the laws of the Province of Nova Scotia. Exchangeco will be the issuer of Exchangeable Shares to Eligible Electing Holders who duly elect to receive Exchangeable Shares pursuant to the Transaction. See "Description of Capital Stock of CIT, Newcourt and Exchangeco-Exchangeco Share Capital" on page 114.

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Opinions of the Financial Advisors

      J.P. Morgan Securities Inc. and Donaldson, Lufkin & Jenrette Securities Corporation, CIT's financial advisors, have rendered separate written opinions, each dated August 5, 1999, to the CIT Board of Directors stating that, as of such date and based upon and subject to certain factors, the Exchange Ratio was fair, from a financial point of view, to CIT. J.P. Morgan and DLJ have confirmed their August 5, 1999 opinions by delivering their separate written opinions to the CIT Board of Directors, each dated the date of this Joint Proxy Statement, to the same effect. The full text of the updated opinions of J.P. Morgan and DLJ are attached to this Joint Proxy Statement as Annexes K and L, respectively, and should be read carefully in their entirety to understand the procedures followed, assumptions made, matters considered and limitations on the review undertaken by each of J.P. Morgan and DLJ in providing their opinions. The opinions of J.P. Morgan and DLJ are directed to the CIT Board of Directors and do not constitute recommendations to any CIT Stockholder as to how such stockholder should vote with respect to the Transaction or any other matter relating to the Transaction.

      Goldman, Sachs & Co. and CIBC World Markets Inc., Newcourt's financial advisors, have rendered separate written opinions, each dated August 5, 1999, the date of the Reorganization Agreement, and confirmed in writing as of the date of this Joint Proxy Statement to the Newcourt Board of Directors as to the fairness, from a financial point of view, of the Exchange Ratio to Newcourt Shareholders. The full text of the written opinions of Goldman Sachs and CIBC World Markets, dated the date of this Joint Proxy Statement, are attached to this Joint Proxy Statement as Annexes M and N, respectively. Newcourt Shareholders should read these opinions carefully in their entirety to understand the procedures followed, assumptions made, matters considered and limitations on the review undertaken by each of Goldman Sachs and CIBC World Markets in providing their opinions. The opinions of Goldman Sachs and CIBC World Markets are directed to the Newcourt Board of Directors and do not constitute recommendations to any Newcourt Shareholder as to how a Newcourt Shareholder should vote in respect of the Transaction, the form of consideration to be elected by such Newcourt Shareholder in the Transaction or any other matter relating to the Transaction.

      J.P. Morgan and DLJ have agreed to accept payment of their fees in connection with the Transaction in the form of shares of CIT Common Stock.

      See "The Transaction - Opinions of the Financial Advisors" on page 55.

Rights of Holders of Exchangeable Shares

      The Exchangeable Shares will be exchangeable at any time at the option of the holder, on a one-for-one basis, for shares of CIT Common Stock. Each holder of an Exchangeable Share on the record date for any meeting at which CIT Stockholders are entitled to vote will be entitled effectively to one vote for each Exchangeable Share held by such holder.

      Holders of Exchangeable Shares will also be entitled to receive, subject to applicable law, dividends equivalent to all dividends paid on shares of CIT Common Stock. Cash dividends are payable on the Exchangeable Shares in U.S. dollars or, at the option of the Exchangeco Board of Directors, the Canadian Dollar Equivalent. The declaration date, record date and payment date for dividends on the Exchangeable Shares will be the same as the relevant dates for the corresponding dividends on shares of CIT Common Stock.

      Holders of Exchangeable Shares will also be entitled to participate in any liquidation of CIT. The Exchangeable Shares will have no voting rights in Exchangeco, except as described below, subject in each case to the right of Exchangeco to redeem the Exchangeable Shares at the Redemption Date. See "The Transaction - Transaction Mechanics and Description of Exchangeable Shares" on page 84.

Exchange of Exchangeable Shares for CIT Common Stock

      Holders of the Exchangeable Shares will be entitled at any time before the Redemption Date, upon delivery of a certificate representing Exchangeable Shares and a duly executed Retraction Request, to require Exchangeco to redeem any or all of their Exchangeable Shares for an equal number of shares of CIT Common Stock. Exchangeco must deliver all such Retraction Requests to Newco, and Newco has the overriding right, but not the obligation, to exchange the Exchangeable Shares that are the subject of the Retraction Request for an equal number of shares of CIT Common Stock, provided that such Retraction Request is not revoked by the retracting holder. If Newco does not exercise its exchange right, then Exchangeco is required to complete the requested redemption, unless such Retraction Request is withdrawn. Holders executing a Retraction Request will remain entitled to receive from Exchangeco, on the designated payment date, any declared but unpaid

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dividends on the related shares provided that, if and to the extent the dividend is not paid by Exchangeco on the designated payment date, it will be paid by Newco on such date for and on behalf of Exchangeco if Newco has exercised its exchange right.

Redemption of Exchangeable Shares for CIT Common Stock

      On and after November 1, 2004 (or, in some circumstances prior to that date), any outstanding Exchangeable Shares may be redeemed for shares of CIT Common Stock on a one-for-one basis on a date selected by the Board of Directors of Exchangeco. Newco has the overriding right, but not the obligation, to acquire on the Redemption Date the outstanding Exchangeable Shares for shares of CIT Common Stock on a one-for-one basis. If Newco exercises the overriding purchase right, then Exchangeco's obligation to redeem the Exchangeable Shares on the Redemption Date will terminate. The redeemed holder will remain entitled to receive from Exchangeco, on the designated payment date, any declared but unpaid dividends on the related shares, provided that if and to the extent the dividend is not paid by Exchangeco on the designated payment date, then it will be paid by Newco on such date for and on behalf of Exchangeco if Newco has exercised its purchase right.

Early Redemption

      In certain circumstances, Exchangeco has the right to require a redemption of the Exchangeable Shares prior to November 1, 2004. Exchangeco may require an early redemption if (i) there are fewer than 1,000,000 Exchangeable Shares outstanding (other than Exchangeable Shares held by CIT and its subsidiaries or affiliates); (ii) a CIT Control Transaction occurs; (iii) a proposal is introduced that constitutes an Exchangeable Share Voting Event; or (iv) an Exempt Exchangeable Share Voting Event is proposed and the holders of Exchangeable Shares fail to approve or disapprove such action, as applicable.

      The Exchangeco Board of Directors may accelerate the Redemption Date to a date prior to November 1, 2004 if it determines, in good faith and in its sole discretion, that it is not reasonably practicable to substantially replicate the terms and conditions of the Exchangeable Shares in connection with a CIT Control Transaction and that the redemption of all but not less than all of the outstanding Exchangeable Shares is necessary to enable the completion of such CIT Control Transaction in accordance with its terms.

      If an Exchangeable Share Voting Event is proposed prior to November 1, 2004, then the Exchangeco Board of Directors must determine, in good faith and in its sole discretion, that it is not reasonably practicable to accomplish the business purpose intended by the Exchangeable Share Voting Event in any other commercially reasonable manner that does not result in an Exchangeable Share Voting Event. The business purpose intended by the Exchangeable Share Voting Event must be bona fide and not for the primary purpose of causing the occurrence of a Redemption Date. If the Exchangeco Board of Directors makes such a determination, then the Redemption Date will be the Business Day prior to the record date for any meeting or vote of the holders of the Exchangeable Shares to consider the Exchangeable Share Voting Event.

      If an Exempt Exchangeable Share Voting Event is proposed prior to November 1, 2004 and the holders of the Exchangeable Shares fail to take the necessary action at a meeting or other vote of holders of Exchangeable Shares to approve or disapprove, as applicable, the Exempt Exchangeable Share Voting Event, then the Redemption Date will be the Business Day following the day on which the holders of the Exchangeable Shares failed to take such action.

      See "Tax Considerations to Newcourt Shareholders - Certain Canadian Federal Income Tax Considerations for Newcourt Shareholders" on page 102 and "The Transaction - Transaction Mechanics and Description of Exchangeable Shares" on page 84.

Exchangeco Board of Directors

      The Exchangeco Board of Directors will be comprised of individuals selected by CIT.

Conditions to the Transaction

      CIT's and Newcourt's obligations to complete the Transaction are subject to the satisfaction, or waiver, where permissible, of certain conditions set forth in the Reorganization Agreement. These conditions include the approval of the Arrangement Resolution by Newcourt Shareholders and by the Superior Court of Justice (Ontario), the approval of the Stock Issuance Proposal by the CIT Stockholders, and the receipt of the

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Primary Approvals. Neither CIT nor Newcourt can give any assurance as to whether or when any of the conditions to the Transaction will be satisfied (or waived, where permissible), or that the Transaction will be completed. See "The Transaction - The Reorganization Agreement - Conditions to Closing" on page 78 and "The Transaction - Regulatory Matters" on page 95.

Termination; Termination Fees

      The Reorganization Agreement may be terminated at any time before the Effective Time by mutual consent of the parties or by either party under certain circumstances set forth in the Reorganization Agreement. If the Transaction has not been completed by January 31, 2000, either party can terminate the Reorganization Agreement, unless the failure to complete the Transaction is due to a breach of the Reorganization Agreement by such party. See "The Transaction
- The Reorganization Agreement - Termination" on page 81.

      Newcourt must pay CIT a termination fee of US$105 million if:

            (i) Newcourt terminates the Reorganization Agreement in order to accept a Superior Proposal; or

            (ii) an Acquisition Proposal with respect to Newcourt or any of its subsidiaries has been made known to Newcourt or any of its subsidiaries and has been publicly announced or otherwise become public, or been made to the Newcourt Shareholders generally, and thereafter all of the following occur:

                  (x) the Newcourt Shareholders do not approve the Arrangement
            Resolution,

                  (y) the Reorganization Agreement is terminated by either
            Newcourt or CIT, and

                  (z) within twelve months of such termination Newcourt or any of its subsidiaries enters into any agreement, letter of intent or other binding agreement with respect to a Newcourt Takeover Proposal or consummates a Newcourt Takeover Proposal.

      CIT must pay Newcourt a termination fee of US$120 million if an Acquisition Proposal with respect to CIT or any of its subsidiaries has been made known to CIT or any of its subsidiaries and has also been publicly announced or otherwise become public, or has been made to the CIT Stockholders generally, and thereafter all of the following occur:

            (i) the CIT Stockholders do not approve the Stock Issuance Proposal,

            (ii) the Reorganization Agreement is terminated by either Newcourt or CIT, and

            (iii) within twelve months of such termination CIT or any of its subsidiaries enters into any agreement, letter of intent or other binding agreement with respect to a CIT Takeover Proposal or consummates a CIT Takeover Proposal.

      See "The Transaction - The Reorganization Agreement - Termination Fees" on page 81.

Conditions Relating to Regulatory Approvals

      The obligations of each of CIT and Newcourt to complete the Transaction are subject to the receipt of all Primary Approvals without the imposition of any condition or restriction that would materially adversely affect the contemplated economic or business benefits of the Transaction so as to render inadvisable, in the reasonable judgment of CIT or Newcourt, the completion of the Transaction. Also, CIT and Newcourt have agreed not to complete the Transaction without the consent of DKB if the approval of the Transaction by any U.S. or Canadian regulatory authority imposes any new condition or restriction on DKB or its subsidiaries (excluding CIT and Newcourt and their subsidiaries), or if any Japanese regulatory authority imposes any requirement on DKB with respect to the Transaction that would reasonably be expected to have a material adverse effect on the business or financial condition of DKB and its subsidiaries (excluding CIT and Newcourt and their subsidiaries) taken as a whole. See "The Transaction - Regulatory Matters" on page 95. Neither CIT nor Newcourt can give any assurance as to whether or when any of the Primary Approvals will be obtained, or whether any of the approvals will include any conditions or restrictions with respect to Newcourt, CIT, the combined company or DKB.

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Accounting Treatment

      The Transaction will be accounted for as a purchase under U.S. GAAP. See "The Transaction - Accounting Treatment" on page 99.

Effective Time of the Transaction

      The Transaction will become effective after the requisite shareholder, court and regulatory approvals have been obtained and are final and all other conditions to the Transaction have been satisfied or waived. CIT and Newcourt expect that the Transaction will become effective as soon as practicable after the necessary shareholder approvals are obtained. Since, however, the Transaction is subject to various regulatory approvals beyond the control of CIT and Newcourt, it is not possible to specify exactly when the Closing will occur. CIT and Newcourt expect the Transaction to close in the fourth quarter of 1999.

Stock Exchange Listings

      The completion of the Transaction is subject to obtaining a listing of the Exchangeable Shares and the shares of CIT Common Stock on The Toronto Stock Exchange and obtaining a listing on the New York Stock Exchange of the shares of CIT Common Stock to be issued in the Transaction, upon the exchange of the Exchangeable Shares and upon the exercise of the Transition Options. Each of CIT and Newcourt has agreed to use its reasonable best efforts to achieve this condition. See "The Transaction - Stock Exchange Listings" on page 94. The CIT Common Stock is currently traded on the New York Stock Exchange under the symbol "CIT."

      The Toronto Stock Exchange has conditionally approved the listing of both the Exchangeable Shares and the shares of CIT Common Stock, subject to CIT fulfilling all the requirements of the Exchange on or before December 31, 1999. There is no intention to list the Exchangeable Shares on any other stock exchange in Canada, the United States or any other jurisdiction. Newcourt Common Shares will be de-listed from The Toronto Stock Exchange, the Montreal Exchange and the New York Stock Exchange concurrently with Closing.

Eligibility for Investment of Exchangeable Shares

      For so long as the Exchangeable Shares are listed on a prescribed stock exchange in Canada (which includes The Toronto Stock Exchange), the Exchangeable Shares will be qualified investments under the Income Tax Act (Canada) for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans under the Income Tax Act (Canada). CIT Common Stock will be a qualified investment under the Income Tax Act (Canada) for all such plans so long as such shares remain listed on the New York Stock Exchange (or are listed on another prescribed stock exchange, including The Toronto Stock Exchange). For so long as the Exchangeable Shares are listed on a prescribed stock exchange in Canada (which includes The Toronto Stock Exchange), the Exchangeable Shares will not be foreign property under the Income Tax Act (Canada) for trusts governed by registered pension plans, registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and for certain other persons to whom Part XI of the Income Tax Act (Canada) is applicable. CIT Common Stock is foreign property under the Income Tax Act (Canada). The Ancillary Rights will not be a qualified investment for such plans and will be foreign property under the Income Tax Act (Canada). CIBC World Markets is of the view, however, that the fair market value of the Ancillary Rights is nominal.

Dissent Rights

      Pursuant to the Interim Order, each registered holder of Newcourt Common Shares has the right to dissent in respect of the Arrangement Resolution. If the Transaction is completed, Newcourt will pay each Dissenting Shareholder the fair value of such holder's Newcourt Common Shares, upon strict compliance by a Dissenting Shareholder with the procedures described under "Dissenting Shareholders' Rights" on page 123. Only a registered owner of Newcourt Common Shares is entitled to dissent. Persons who are beneficial owners of Newcourt Common Shares registered in the name of a broker, custodian, nominee or other intermediary

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and who wish to dissent should contact such broker, custodian, nominee or other intermediary for instructions on how to dissent. Failure to comply strictly with the relevant provisions of Ontario law may result in the loss of the right to dissent.

      Each party's obligation to complete the Transaction is subject to the condition that holders of not more than 10% of the Newcourt Common Shares have exercised Dissent Rights in respect of the Arrangement Resolution, unless any of Goldman Sachs, J.P. Morgan or DLJ provides Newcourt and CIT with a letter stating that in its good faith reasonable judgment, such firm believes it can place a sufficient amount of permanent equity securities of CIT to fund payment to Dissenting Shareholders in respect of those shares in excess of 10% of the Newcourt Common Shares.

Court Approval

      The Plan of Arrangement requires court approval under the Business Corporations Act (Ontario). Prior to mailing this Joint Proxy Statement, Newcourt obtained the Interim Order from the Superior Court of Justice (Ontario) providing for the calling and holding of the Newcourt Shareholders Meeting and other procedural matters. Subject to the Arrangement Resolution being passed by the required vote of Newcourt Shareholders at the Newcourt Shareholders Meeting, Newcourt has applied to the Superior Court of Justice (Ontario) for a hearing to grant the Final Order at 10:00 a.m. (Toronto time) on October 27, 1999 at 393 University Avenue, Toronto, Ontario. In deciding whether to grant the Final Order, the Superior Court of Justice (Ontario) will conduct a hearing on, among other things, the fairness of the terms and conditions of the Transaction. Newcourt Shareholders have the right to appear at such hearing and present evidence or argument, subject to filing notice of its intention to do so in accordance with the Interim Order and satisfying other requirements.

      Assuming the Final Order is granted and the other conditions to the Reorganization Agreement are satisfied or waived, the Articles of Arrangement will be filed with the Director under the Business Corporations Act (Ontario) to give effect to the Plan of Arrangement and the various other documents necessary to consummate the Transaction will be executed and delivered.

Agreements in Support of the Transaction

Stock Option Agreement

      As an inducement to CIT to enter into the Reorganization Agreement, Newcourt granted CIT an irrevocable option to purchase from Newcourt up to 22,273,249 Newcourt Common Shares at a price of US$15.6875 per share. CIT may exercise the option only under the same circumstances which would result in the termination fee under the Reorganization Agreement becoming payable by Newcourt to CIT (none of which circumstances, to the knowledge of CIT or Newcourt, has occurred as of the date of this Joint Proxy Statement). At the request of CIT, within 30 days following the date on which the option first becomes exercisable, Newcourt will repurchase the option, in whole but not in part, at a price equal to US$15 million. Under the terms of the Stock Option Agreement, the maximum value that CIT may realize through the option is US$15 million.

      The parties entered into the Stock Option Agreement to increase the likelihood that the Transaction would be completed. Certain aspects of the option may have the effect of discouraging parties who might be interested in acquiring all of or a significant interest in Newcourt from considering or proposing such an acquisition. See "The Transaction - Agreements to Support the Transaction - Stock Option Agreement" on page 83.

Voting Agreements

      CIT has entered into Voting Agreements with each of CIBC, Hercules and certain members of Newcourt's senior management representing in the aggregate approximately 26.1% of the outstanding Newcourt Common Shares. CIT and Newcourt have entered into a Voting Agreement with DKB, which holds approximately 44% of the outstanding CIT Common Stock. Under the Voting Agreements, each of CIBC, Hercules and certain members of Newcourt's management has agreed to vote in favor of the Arrangement Resolution, and DKB has agreed (subject to certain conditions) to vote in favor of the Stock Issuance Proposal. DKB and CIBC also have agreed to prepare and file all necessary applications and filings required in order to obtain all consents and approvals of all third parties and governmental entities which are necessary to complete the Transaction. See "The Transaction - Agreements to Support the Transaction - Voting Agreements" on page 82.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Interests of Certain Persons in the Transaction

      Certain executive officers of Newcourt may be deemed to have certain interests in the Transaction which are in addition to their interests as Newcourt Shareholders generally. Certain executive officers of Newcourt have entered into employment agreements with CIT pursuant to which they will remain employed by CIT after the Transaction is completed. Certain other executive officers of Newcourt have entered into separation agreements with Newcourt pursuant to which their employment with Newcourt will terminate on or before the completion of the Transaction. Under these separation agreements, these executives will be entitled to severance payments and benefits upon such termination. The aggregate severance payments due to these separating executives are approximately $16,644,000 without giving effect to any adjustment for excise taxes that may be payable or reimbursable by Newcourt.

      See "The Transaction - Interests of Certain Persons in the Transaction" on page 72.

--------------------------------------------------------------------------------

                                  RISK FACTORS

      You should carefully consider the following risk factors in determining how to vote. These risk factors relate directly to the Transaction and to the business and prospects of the combined company following the completion of the Transaction, and should be considered in conjunction with the other information included in this Joint Proxy Statement.

Special Note Regarding Forward-Looking Statements

      Certain statements contained or incorporated in this Joint Proxy Statement are forward-looking statements concerning the companies' individual and combined operations, economic performance and financial condition. Forward-looking statements are included, for example, in the discussions about:

      o     strategy;

      o     regulatory risks;

      o     liquidity;

      o     credit and residual risk management;

      o     integration of businesses, systems, operations and personnel;

      o     asset/liability risk management;

      o     operational and legal risks;

      o     Year 2000 issues; and

      o how the combined company may be affected by certain legal proceedings.

      These statements involve risks and uncertainties that may be difficult to predict. Therefore, actual results may differ materially from those expressed or implied in these statements. Factors that could cause such differences include, but are not limited to:

      o     economic conditions and trends;

      o     industry cycles and trends;

      o     competitive conditions and trends;

      o     failure to achieve anticipated growth;

      o     failure to realize or delays in realizing anticipated cost savings;

      o     higher than expected costs of integration;

      o     unanticipated problems in integrating businesses;

      o changes in market interest rates, in the relationship between short-term and long-term rates, or in the relationship between different interest rate indices;

      o     disruptions in the commercial paper or capital markets;

      o changes in the market for equipment and other collateral due to market conditions, over-supply, obsolescence or other factors; and

      o     changes in laws or regulations.

Risk Factors Relating to the Transaction

      Because Newcourt and CIT have previously operated independently and have different corporate cultures, there may be some difficulties in integrating the two companies' operations and the anticipated benefits of the Transaction may not be achieved.

      CIT and Newcourt have analyzed their respective businesses and made certain assumptions concerning the future operations of the companies on a stand-alone and combined basis. Among the principal assumptions are that internally generated cash flow of the combined company will be available to fund business expansion, that the combined company will benefit from the complementary skills and expertise of both managements and that the combined company will achieve within two years annual cost savings of approximately US$150 million, compared to current operating levels. These savings are expected to be achieved primarily through reduced general and administrative expenses resulting from the consolidation of corporate overhead, systems, marketing, back office facilities and personnel. However, it is not certain that the amount of cash flow that will be generated by the combined company will be sufficient to fund operations or that the other assumed benefits of the Transaction will be achieved. These anticipated benefits of the Transaction cannot be achieved unless the two companies are successfully combined in a timely and efficient manner.

      The Transaction involves the integration of two companies that have different corporate cultures and that have previously operated independently. The composition of the combined company's management will be new and several current senior Newcourt executives will not be continuing with the combined company. The success of the combined company will depend to a significant degree on the compatibility of key executives and its ability to retain highly-skilled personnel. It is not certain that the two companies will be able to integrate operations without encountering difficulties, including incompatibility of key executives, the loss of key employees and customers, the disruption of ongoing businesses or possible inconsistencies in systems, standards, controls, procedures and policies.

      Completion of the Transaction and the subsequent integration of Newcourt into CIT will require a substantial amount of management's time. Diversion of management's attention from the existing businesses, as well as problems that may arise in connection with the integration of the operations, may have a material adverse impact on revenues and results of operations of each company prior to the completion of the Transaction and on the revenues and results of operations of the combined company after completion of the Transaction. Integration may result in additional expenses, which could negatively affect the revenues and results of operations of the combined company. See "The Combined Company After the Transaction - Integration of Operations" on page 45.

      Because the Exchange Ratio is fixed, at the time of the shareholders meetings, CIT Stockholders and Newcourt Shareholders may not know the exact value of the CIT Common Stock that Newcourt Shareholders will receive when the Transaction is completed.

      Upon completion of the Transaction, each Newcourt Common Share will be exchanged for either 0.70 of an Exchangeable Share (and applicable Ancillary Rights) or 0.70 of a share of CIT Common Stock. The Exchange Ratio may be subject to downward adjustment as described on page 74, but will not be adjusted for any increase or decrease in the market price of either CIT Common Stock or Newcourt Common Shares. The prices of CIT Common Stock and Newcourt Common Shares when the Transaction becomes effective may vary from their prices at the date of this Joint Proxy Statement or at the date of the shareholders meetings of CIT and Newcourt. See "Comparative Market Price Data and Dividend History" on page 21 for recent price ranges. Variations prior to the completion of the Transaction may result from changes in the business, operations or prospects of CIT, Newcourt or the combined company, market assessments of the likelihood that the Transaction will be completed, the timing of the Transaction, regulatory considerations, general market and economic conditions and other factors. At the time of their shareholders meetings, CIT Common Stockholders and Newcourt Common Shareholders may not know the exact Exchange Ratio or the exact value of the CIT Common Stock that Newcourt Common Shareholders will receive when the Transaction is completed. CIT Common Stockholders and Newcourt Common Shareholders are urged to obtain current market quotations for CIT Common Stock and Newcourt Common Shares.

      There can be no assurance that an active trading market in the Exchangeable Shares will develop or be sustained.

      There can be no assurance that an active trading market in the Exchangeable Shares will develop or be sustained or that the Exchangeable Shares will continue to meet the listing requirements of The Toronto Stock Exchange. Although CIT and Newcourt expect that the economic value of the Exchangeable Shares will be closely linked to the trading value of shares of CIT Common Stock due to the functional and economical equivalence of the voting, dividend and liquidation rights of CIT Stockholders and those of the holders of Exchangeable Shares, there can be no assurance that the Exchangeable Shares will trade at a value comparable to the trading value of the CIT Common Stock.

Risk Factors of the Combined Company

      The estimated residual values of the combined company's leasing portfolio may not be realized.

      The two companies lease various types of equipment to customers under various types of leases, including capital leases and operating leases. A capital lease differs from an operating lease in that the term of a capital lease typically extends over a significant portion of the leased equipment's useful economic life. The realization of unrecovered equipment values (or residual values) at the end of the term of a capital lease is an important element in the leasing business. An operating lease, however, is substantially shorter in duration relative to the leased equipment's useful economic life, and carries greater risks with respect to the leased equipment. These risks include the remarketing of the leased equipment over its useful economic life, as well as the realization of equipment carrying values. The combined company will conduct substantial levels of operating lease business.

      Realization of capital lease residual values and operating lease equipment carrying values depends on many factors that are not within the combined company's control, including general market conditions when the lease expires, whether there has been unusual wear and tear on, or use of, the equipment, the cost of comparable new equipment, the extent, if any, to which the equipment has become technologically or economically obsolete during the contract term and the effects of any additional or amended government regulations.

      The combined company will record residual values for capital lease transactions based upon its estimates of future value of the equipment at the expected disposition date. The combined company will derive these estimates from, among other things, historical experience, market information on sales of used equipment, appraisals, and projected obsolescence trends. The combined company will also record periodic depreciation expense on equipment purchased for operating lease transactions based upon estimates of the equipment's useful life and the estimated future value of the equipment at the end of its useful life. These estimates involve uncertainties and, accordingly, may prove to be incorrect. If these remaining equipment values are not realized, either from the existing leases, from subsequent leases of the same equipment and/or from the sale of the equipment, then the financial results of the combined company could suffer materially.

      The combined company's results of operations may be materially adversely effected if there are changes in the volume of its assets securitized or decreases in the value of its retained interests in securitizations due to changes in market interest rates or higher than expected credit losses or prepayments.

      Financial institutions use securitizations for a variety of purposes. Securitizations provide an additional source of liquidity, remove assets from balance sheets (thus increasing returns and decreasing on-balance sheet leverage), and generate gains on the sale of the securitized assets. However, there are risks associated with engaging in securitization activities resulting from market volatility and from potentially incorrect assumptions about the future performance of assets (such as prepayment rates and credit losses).

      The execution of and the gains recognized on securitization transactions are affected by market volatility and by changes in market interest rates. Market volatility can result from a downturn of economic conditions, either domestically or internationally, from political turmoil, either domestic or foreign, or from other causes. This volatility could decrease the attractiveness of securitized debt to investors as they seek safer investments, thus reducing securitization as a source of liquidity, or compelling companies that rely on securitization transactions for funding to offer higher rates of return in order to attract sufficient demand from investors. If the combined company is compelled to offer higher rates of return in order to attract sufficient demand from investors, then the cost of this funding source to the combined company will increase and the gain recognized on the sale of the securitized assets will be reduced.

      In a securitization transaction, a gain on sale and a related retained interest in the securitized pool are recognized when the assets being securitized are sold. The value of the retained interest recognized in a securitization transaction is dependent upon certain assumptions regarding future performance of the securitized portfolio, including the level of credit losses and the rate of prepayments. If actual credit losses or prepayment rates differ from the original assumptions, the value of the retained interest in the securitized pool may increase or decrease materially. The value of the retained interest in the securitized pool may also increase or decrease materially with changes in market interest rates. Also, if assets being securitized are not properly hedged, the gain on sale recorded in a securitization transaction may be affected by changes in market interest rates between the time the assets being securitized are originated and the time the assets are sold to the securitization entity.

      Changes in the volume of assets securitized or decreases in the value of retained interests in securitizations due to changes in market interest rates or higher than expected credit losses on prepayments could have a material adverse effect on the combined company's results of operations.

      The combined company's plan to provide for a significant reduction in the levels of securitization of receivables will likely reduce near-term future earnings of the combined company compared to the pro forma combined earnings of CIT and Newcourt on a historical basis.

      In planning for the funding of the combined company's operations, CIT and Newcourt have provided for a significant reduction in Newcourt's historical level of securitizations of receivables to fund Newcourt's operations. For the six months ended June 30, 1999 and for the year ended December 31, 1998, securitization gains (net of tax) constituted approximately 73.0% and 96.9%, respectively, of Newcourt's net income as compared to 1.8% and 2.4%, respectively, of CIT's. On a pro forma basis, securitization gains (net of tax) would have constituted approximately 21.0% and 31.1% of the combined company's net income for the six months ended June 30, 1999 and for the year ended December 31, 1998, respectively. The goal of the combined company is to reduce securitization gains (net of tax) over the next several years to approximately 15% or less of the combined company's net income. In the near term, such reduction in securitization gains will likely reduce future combined earnings compared to the pro forma combined earnings of CIT and Newcourt on an historical basis.

      The combined company will be dependent on its ability to obtain funding, the cost of which could be adversely affected by factors that are beyond the control of the company.

      The combined company's primary sources of funds will be cash flow from operations, commercial paper borrowings, medium-term notes, other term debt securities and asset-backed securitizations. At June 30, 1999, pro forma combined commercial paper borrowings were US$7.3 billion and amounts due on term debt within one year were US$10.0 billion.

      The ability of the combined company to obtain funds and the cost of such funds will be dependent on its credit ratings, its access to the various capital markets, its financial condition, general economic conditions and business prospects. A deterioration in these factors could have a material adverse impact on the combined company's ability to obtain financing on attractive terms and therefore could have a material adverse impact on the results of operations and financial condition of the combined company.

      CIT and Newcourt cannot be certain that the combined company's reserve for credit losses maintained on finance receivables will be adequate to protect against credit losses inherent in the combined company's finance receivables portfolio.

      CIT and Newcourt each maintain a reserve for credit losses on finance receivables in an amount that it believes will provide adequate protection against credit losses inherent in the portfolio, considering, among other things:

      o     the nature and financial characteristics of its obligors;

      o     economic conditions and trends;

      o     past charge-off experience;

      o     delinquencies;

      o     the value of underlying collateral; and

      o the existence and reliability of guarantees or recourse to dealers, manufacturers and vendors.

      CIT and Newcourt cannot be certain that the combined reserve for credit losses will be adequate to cover credit losses inherent in the combined portfolio. The combined consolidated reserve for credit losses could prove to be inadequate because of unanticipated adverse changes in the economy or events adversely affecting specific customers, industries or markets. An inadequate reserve for credit losses could have a material adverse effect on the results of operations of the combined company.

      Changes in market interest rates could adversely affect the combined company's results of operations.

      Changes in market interest rates or in the relationships between short-term and long-term market interest rates or between different interest rate indices (i.e., basis risk) could affect the interest rates that the combined company can charge differently than they affect the interest rates that the combined company will pay. Such changes could result in an increase in the interest expense relative to finance income. An increase in market interest rates also could materially impair the ability of floating-rate borrowers to meet higher payment obligations, which could result in an increase in defaults (creating non-performing assets) and in net credit losses.

      Currency exchange rate fluctuations could adversely affect the combined company's results of operations.

      Approximately 13.9% of the companies' pro forma combined finance income for the six months ended June 30, 1999 was derived from operations outside the United States. The combined company's results of operations could be significantly affected by factors associated with international operations, such as changes in foreign currency exchange rates and uncertainties relative to regional economic or political circumstances, as well as by other risks sometimes associated with international operations. Since the revenue and expenses of the combined company's foreign operations will be generally denominated in local currencies, exchange rate fluctuations between such local currencies and the US dollar will subject the combined company to currency translation risk with respect to the reported results of the combined company's foreign operations. Also, the combined company may be subject to foreign currency translation risks when its transactions are denominated in a currency other than the currency in which it incurs expenses related to such transactions. There can be no assurance that the combined company will not experience fluctuations in financial results from its operations outside the United States, and there can be no assurance that the combined company will be able to contractually or otherwise reduce the currency translation risk associated with its operations.

      The business of the combined company will be subject to and may be limited by various governmental regulations and supervision.

      The business of the combined company will be subject to various governmental regulations and supervision. Such regulation and supervision are designed primarily to benefit and protect customers, rather than investors. For example, various jurisdictions may establish maximum allowable finance charges for certain consumer and commercial loans. If the combined company does not comply with applicable law, it could have its license to do business revoked or suspended or could be subject to other penalties. The combined company could also be adversely affected by the adoption of new laws or regulations or by changes to existing laws and regulations or their interpretation. See "The Transaction - Regulation of the Combined Company's Business Operations" on page 98.

      Significant Year 2000 failures in the information technology systems of CIT, Newcourt, or the combined company or of third parties on whom they depend, could have a material adverse effect on the combined company.

      Year 2000 compliance issues arise out of the inability of computers, software and other equipment using microprocessors to recognize and properly process date fields containing a two digit year. Both CIT and Newcourt are dependent upon the proper functioning of their information technology ("IT") systems. CIT believes that its Year 2000 compliance program for its higher and medium priority IT systems has been successfully completed and that CIT's overall Year 2000 compliance program is 99% complete. Newcourt believes that its Year 2000 compliance program will be substantially completed on or before September 30, 1999. In order to avoid distracting IT systems management from the Year 2000 compliance programs of the combined company and avoid potential infection of Year 2000 compliant IT systems with non-compliant IT systems, CIT has determined to defer integration of CIT's and Newcourt's IT systems until next year.

      Significant Year 2000 failures in the IT systems of CIT, Newcourt or the combined company or significant Year 2000 failures in the IT systems of third parties on whom they depend could have a material adverse effect on the combined company's financial condition and results of operations. Failure of any of these IT systems could also cause an inability to originate transactions, process invoices or collect payments. Year 2000 failures in third party IT systems could also cause CIT, Newcourt or the combined company to experience substantial increases in credit losses and liquidity stress.

      Because DKB will continue to be CIT's largest stockholder, the activities of the combined company will be subject to regulation and regulatory supervision in various jurisdictions and may be restricted by existing agreements with DKB.

      Following completion of the Transaction, DKB will beneficially own approximately 27% of the outstanding CIT Common Stock and Exchangeable Shares, taken together, and will continue to be CIT's largest stockholder. As a result of CIT's relationship with DKB, the activities of the combined company may be subject to regulation and regulatory supervision in various jurisdictions in which the combined company conducts business. Such regulation or supervision may restrict the ability of the combined company to engage in new activities or to make new acquisitions. See "The Transaction Regulation of the Combined Company's Business Operations" on page 98. In addition, CIT has agreed with DKB not to engage in any activities or enter into any transactions which would require prior approval of, notice to, or filing with the Federal Reserve and/or the Ministry of Finance of Japan without obtaining approval from DKB, and from the Federal Reserve and/or the Ministry of Finance of Japan, as applicable.

      Pursuant to the DKB Voting Agreement, following the Closing, DKB will be entitled to two seats on the CIT Board of Directors so long as it beneficially owns more than 10% of the outstanding CIT Common Stock and Exchangeable Shares, taken together, and one seat so long as it beneficially owns more than 3% of the outstanding CIT Common Stock and Exchangeable Shares, taken together. Ownership interests of directors or officers of CIT in the common stock of DKB or service as a director or officer or other employee of both CIT and DKB could create or appear to create potential conflicts of interest. CIT's Amended and Restated Certificate of Incorporation includes certain provisions relating to the allocation of business opportunities that may be suitable either for DKB or for CIT. See "Comparison of Stockholder Rights - Corporate Opportunities" on page 122.

      Because DKB will beneficially own approximately 27% of the outstanding CIT Common Stock and the Exchangeable Shares, considered as one class, sales of substantial amounts of the shares of CIT Common Stock by DKB could adversely affect the prevailing market price of both the Exchangeable Shares and CIT Common Stock and could impair the combined company's ability to raise capital by issuing equity securities.

      DKB owns 71,000,000 shares of CIT Common Stock. After the Transaction, DKB will beneficially own approximately 27% of the outstanding CIT Common Stock and Exchangeable Shares, taken together. All of the CIT Common Stock owned by DKB will be eligible for sale in the U.S. public market pursuant to Rule 144 under the Securities Act.

      In addition, all of such shares could be sold by DKB in the public market through the exercise of up to five "demand" registrations and an unlimited number of "piggyback" registrations with respect to common equity offerings by CIT.

      Sales of substantial amounts of the shares of CIT Common Stock by DKB could adversely affect the prevailing market price of both the Exchangeable Shares and CIT Common Stock and impair the combined company's ability to raise capital by issuing equity securities. DKB is under no obligation to retain any of its remaining interest in CIT Common Stock. See "The Transaction - Agreements to Support the Transaction - Voting Agreements" on page 82.

                 REPORTING CURRENCIES AND ACCOUNTING PRINCIPLES

      The historical consolidated financial statements of CIT and the pro forma financial statements and the summaries of this historical and pro forma financial information contained or incorporated by reference in this Joint Proxy Statement are reported in U.S. dollars. The historical consolidated financial statements of CIT have been prepared in accordance with U.S. GAAP. The consolidated financial statements of Newcourt incorporated by reference in this Joint Proxy Statement for any period through December 31, 1998 are reported in Canadian dollars and have been prepared in accordance with Canadian GAAP. The consolidated financial statements of Newcourt incorporated by reference in this Joint Proxy Statement for any period subsequent to December 31, 1998 have been reported in U.S. dollars and prepared in accordance with Canadian GAAP. The summaries of historical financial information of Newcourt contained in this Joint Proxy Statement relating to periods prior to January 1, 1999 have been converted to U.S. dollars using the exchange rates as set forth in the footnotes to the Selected Historical Financial Data on pages 25 and 26. Unless otherwise noted, the summaries of historical financial information of Newcourt contained in this Joint Proxy Statement have been prepared in accordance with U.S. GAAP.

                   EXCHANGE RATE OF CANADIAN AND U.S. DOLLARS

      In this Joint Proxy Statement, dollar amounts are expressed either in U.S. dollars ("US$") or Canadian dollars ("C$"). Unless otherwise stated, all dollar amounts are expressed in U.S. dollars. For each period indicated, the following table shows the high and low exchange rates for one Canadian dollar expressed in U.S. dollars, the average of such exchange rates on the last day of each month during such period, and the exchange rate at the end of such period, based upon the closing exchange rate as reported by Bloomberg L.P.:

                     Six Months            Years Ended December 31,
                       Ended      ----------------------------------------
                   June 30, 1999  1998      1997    1996     1995     1994
                   -------------  ----      ----    ----     ----     ----
High ...............  0.6514     0.6321   0.6947   0.7219   0.7021   0.7110
Low ................  0.6910     0.7105   0.7483   0.7524   0.7517   0.7628
Average ............  0.6702     0.6740   0.7221   0.7335   0.7289   0.7320
Period End .........  0.6835     0.6501   0.6995   0.7297   0.7329   0.7133

      On September 17, 1999, the exchange rate for one Canadian dollar expressed in U.S. dollars based on the closing exchange rate as reported by Bloomberg L.P. was US$0.6798.

      For each period indicated, the following table shows the high and low exchange rates for one U.S. dollar expressed in Canadian dollars, the average of such exchange rates on the last day of each month during such period, and the exchange rate at the end of such period, based upon the closing exchange rate as reported by Bloomberg L.P.:

                     Six Months            Years Ended December 31,
                       Ended      ----------------------------------------
                   June 30, 1999  1998      1997    1996     1995     1994
                   -------------  ----      ----    ----     ----     ----
High ...............  1.5352     1.5820   1.4395   1.3852   1.4243   1.4065
Low ................  1.4472     1.4074   1.3364   1.3290   1.3303   1.3109
Average ............  1.4920     1.4836   1.3848   1.3634   1.3720   1.3662
Period End .........  1.4631     1.5382   1.4296   1.3705   1.3645   1.4019

      On September 17, 1999, the exchange rate for one U.S. dollar expressed in Canadian dollars was C$1.4711, based on the closing exchange rate as reported by Bloomberg L.P.

               COMPARATIVE MARKET PRICE DATA AND DIVIDEND HISTORY

      Newcourt Common Shares are traded under the symbol "NCT" on The Toronto Stock Exchange, the Montreal Exchange and the New York Stock Exchange. Shares of CIT Common Stock are traded under the symbol "CIT" on the New York Stock Exchange. The following table sets forth the high and low last reported sale prices of CIT Common Stock on the New York Stock Exchange and Newcourt Common Shares on the New York and Toronto Stock Exchanges for the periods indicated. The quotations are as reported in published financial sources. New York Stock Exchange quotations are expressed in US$, and The Toronto Stock Exchange quotations are expressed in C$. On September 9, 1999 there were 161,269,826 shares of CIT Common Stock outstanding held by approximately 19,479 stockholders, including both record holders and individual participants holding through a registered clearing agency. On September 20, 1999 there were 148,508,329 Newcourt Common Shares outstanding held by 1,439 registered shareholders.

   New York
Stock Exchange                                     CIT                                            Newcourt
--------------       ------------------------------------------------------------      ---------------------------------
 U.S. Dollars             1999                    1998                 1997(1)             1999                 1998
 Common Stock/       ---------------        ---------------       ---------------      ------------       --------------
 Share Prices        High        Low        High        Low       High        Low      High     Low       High       Low
 ------------        ----        ---        ----        ---       ----        ---      ----     ---       ----       ---
First Quarter ...  $33 7/16    $27 5/8    $33         $29 7/16      --        --     $37      $23 1/2    $54 1/4   $31 1/8
Second Quarter ..  $33 13/16   $27 9/16   $37 1/2     $31 1/4       --        --     $29 5/8  $11 3/16   $50 3/4   $45 1/16
Third Quarter ...       --         --     $36 1/4     $25 3/8       --        --         --       --     $52 3/8   $26 1/8
Fourth Quarter ..       --         --     $31 13/16   $19 1/8    $32 5/8   $29 3/4       --       --     $37 7/8   $20


   New York
Stock Exchange             Newcourt
--------------         ---------------
 U.S. Dollars                1997
 Common Stock/         ---------------
 Share Prices          High        Low
 ------------          ----        ---
First Quarter ...       --         --
Second Quarter ..      $27         $18 1/2
Third Quarter ...      $39 1/8     $26 1/16
Fourth Quarter ..      $39 15/16   $31 1/2

----------
      (1) Newcourt Common Shares began trading on the New York Stock Exchange in April 1997, and CIT Common Stock began trading on the New York Stock Exchange in November 1997.

    The Toronto                                             Newcourt
   Stock Exchange              ----------------------------------------------------------------------
-------------------                    1999                    1998                    1997
  Canadian Dollars             ---------------------   ---------------------   ----------------------
Common Share Prices              High         Low         High        Low          High        Low
--------------------           ---------   ---------   ---------   ---------   -----------  ---------
First Quarter ...........      $   54.90   $   35.65   $   76.50   $   44.80   $    27.725  $   23.05
Second Quarter ..........      $   43.65   $   16.50   $   72.75   $   65.25   $    37.50   $   25.00
Third Quarter ...........        --          --        $   78.00   $   39.50   $    54.60   $   35.85
Fourth Quarter ..........        --          --        $   58.75   $   30.75   $    54.95   $   44.00

      The following table sets forth the last reported sale prices of shares of CIT Common Stock and Newcourt Common Shares on the New York Stock Exchange (and, in the case of Newcourt, in Canadian dollars on The Toronto Stock Exchange) on August 4, 1999, the last trading day before the announcement of the Reorganization Agreement, and on September 17, 1999:

                                           CIT                 Newcourt
                                          NYSE            NYSE           TSE
                                          ----            ----           ---
August 4, 1999 .................        US$26.06        US$15.69        C$23.40
September 17, 1999 .............        US$22.06        US$13.50        C$19.60

      You are urged to obtain current market quotations for shares of CIT Common Stock and Newcourt Common Shares.

      The following table describes the quarterly dividend history of CIT and Newcourt for 1999, 1998 and 1997. The declaration, payment and amount of future dividends will be subject to the discretion of the Board of Directors of the combined company and will depend on the combined company's future earnings, capital requirements, financial condition and other relevant factors. CIT and Newcourt have agreed to coordinate the declaration and payment of any dividends in respect of the CIT Common Stock and the Newcourt Common Shares and the record dates and payment dates relating thereto, so that holders of Newcourt Common Shares will not receive more than one dividend or fail to receive one dividend for any single calendar quarter with respect to such holder's Newcourt Common Shares and/or any shares of CIT Common Stock or Exchangeable Shares received pursuant to the Transaction.

                                                     CIT                                                Newcourt
                             ---------------------------------------------------   ------------------------------------------------
                                1999               1998               1997(2)         1999             1998               1997
   Dividends Paid            (per share)        (per share)        (in millions)   (per share)      (per share)        (per share)
   -----------------------   ------------- -------------------------------------   ------------------------------------------------
First Quarter                     US$0.10                  (1)           US$21.0       C$0.06             C$0.04            C$0.035
Second Quarter                       0.10             US$0.10               27.6         0.06               0.04              0.035
Third Quarter                        0.10                0.10               23.2         0.06               0.04              0.035
Fourth Quarter                         --                0.10                7.5           --               0.06               0.04
                             ------------      --------------     --------------   ----------     --------------     --------------
Year                              US$0.30             US$0.30            US$79.3       C$0.12             C$0.18            C$0.145
                             ============      ==============     ==============   ==========     ==============     ==============

----------
(1)   No dividends were paid to stockholders.

(2) Prior to its initial public offering of CIT Class A Common Stock ("IPO"), CIT operated under a policy requiring the payment of dividends equal to and not exceeding 30% of net operating earnings on a quarterly basis to its two principal shareholders, based upon their respective stock ownership. By agreement with those shareholders, the final cash dividend under that dividend policy was paid for the fourth quarter of 1997 (based upon net operating earnings through October 31, 1997) prior to the completion of the IPO. That dividend policy was terminated in connection with CIT's IPO in November 1997.

           SELECTED PRO FORMA CONSOLIDATED COMPARATIVE PER SHARE DATA

      The following table sets forth at or for the six months ended June 30, 1999 and at or for the year ended December 31, 1998 (i) selected comparative per share data for each of CIT and Newcourt, (ii) CIT pro forma per share data, and
(iii) CIT pro forma per share data per equivalent Newcourt Common Share. The pro forma and pro forma equivalent per share information was prepared assuming that the Transaction had occurred on June 30, 1999 and December 31, 1998, in the case of the book value data presented as of June 30, 1999 and December 31, 1998, respectively, and assuming that the Transaction had occurred on January 1, 1998, in the case of earnings per share and cash dividends declared data presented for the six months ended June 30, 1999 and for the year ended December 31, 1998. The pro forma data in the tables reflects that the Transaction will be accounted for using the purchase method of accounting in accordance with U.S. GAAP. See "The Transaction - Accounting Treatment" on page 99. The information presented below was derived from the historical financial statements, including the notes thereto, of CIT and Newcourt incorporated by reference in this Joint Proxy Statement and the pro forma financial information, including the notes thereto, appearing elsewhere in this Joint Proxy Statement, and should be read in conjunction with those financial statements and financial information. See "Incorporation of Certain Documents by Reference" on page 141 and "Unaudited Pro Forma Financial Information on a Combined Basis" on page 27. The pro forma and pro forma equivalent per share data in the following tables are presented for comparative purposes only and are not necessarily indicative of what the combined financial position or results of operations would have been had the Transaction been completed during the period or as of the date for which such pro forma data are presented.

                                                                At or for the
                                                                 Six Months               At or for the
                                                                    Ended                  Year Ended
Comparative Per Share Data:                                     June 30, 1999           December 31, 1998
                                                                -------------           -----------------
Cash dividends per common share:
     CIT ....................................................          US$ 0.20                 US$ 0.30
     Newcourt(1) ............................................              0.08                     0.12
     CIT pro forma(2) .......................................              0.20                     0.30
     Per equivalent Newcourt Common Share(3) ................              0.14                     0.21
Book value per common share:
     CIT ....................................................          US$17.60                 US$16.66
     Newcourt(1) ............................................             20.61                    20.30
     CIT pro forma(4) .......................................             20.36                    25.12
     Per equivalent Newcourt Common Share(3) ................             14.25                    17.58
Tangible book value per common share:
     CIT ....................................................          US$15.45                 US$15.32
     Newcourt(1) ............................................             12.18                    11.67
     CIT pro forma(4) .......................................             13.86                    18.83
     Per equivalent Newcourt Common Share(3) ................              9.70                    13.18
Basic earnings per common share:
     CIT ....................................................          US$ 1.17                 US$ 2.09
     Newcourt(1)(6) .........................................              0.47                     1.11
     CIT pro forma(5)(6) ....................................              1.02                     1.98
     Per equivalent Newcourt Common Share(3)(6) .............              0.71                     1.39
Diluted earnings per common share:
     CIT ....................................................          US$ 1.16                 US$ 2.08
     Newcourt(1)(6) .........................................              0.47                     1.09
     CIT pro forma(5)(6) ....................................              1.01                     1.96
     Per equivalent Newcourt Common Share(3)(6) .............              0.71                     1.37


---------------
(1)   Presented in accordance with U.S. GAAP and in U.S. dollars.

(2) CIT pro forma cash dividends per common share represent the historical cash dividends declared by CIT and assumes no changes in cash dividends as a result of the Transaction.

(3) "Per equivalent Newcourt Common Share" amounts are computed by multiplying the CIT pro forma amounts by the Exchange Ratio of 0.70 so that the per share amounts are equated to the respective values for one Newcourt Common Share.

(4) CIT pro forma book value per common share and tangible book value per common share amounts are based on the pro forma total stockholders' equity of the combined company divided by the total pro forma common shares of the combined company assuming conversion of 100% of the outstanding Newcourt Common Shares into shares of CIT Common Stock at the Exchange Ratio of 0.70. See Note 2(a) in the Notes to the Unaudited Pro Forma Financial Information on a Combined Basis on page 31.

(5) Basic earnings per common share is calculated by dividing the net income by the weighted average number of common shares outstanding. Diluted earnings per common share is calculated using the same method as basic earnings per share, except that it includes potential dilution of common stock equivalents. Newcourt Common Shares are adjusted to the equivalent number of shares of CIT Common Stock based upon the Exchange Ratio of 0.70.

(6) The calculation of basic and diluted earnings per Newcourt Common Share for the year ended December 31, 1998 excludes a non-recurring premium of $29.9 million on the redemption of preferred securities. If such premium is included in the calculation of basic and diluted earnings per common share, then basic earnings per Newcourt Common Share and diluted earnings per Newcourt Common Share were $0.90 and $0.88, respectively. For purposes of pro forma per share data, CIT pro forma basic earnings per common share and diluted earnings per common share would have been $1.87 and $1.85, respectively. Basic and diluted earnings per equivalent Newcourt Common Share would have been $1.31 and $1.29, respectively.

                       SELECTED HISTORICAL FINANCIAL DATA

      The following tables set forth selected consolidated financial data for CIT and Newcourt at or for each year in the five year period ended December 31, 1998 and at and for the six months ended June 30, 1999 and 1998.

CIT

      The results of operations and balance sheet data presented below for CIT has been derived from CIT's consolidated financial statements and were prepared in accordance with U.S. GAAP. The results of operations and balance sheet data at and for the five years ended December 31, 1998 were audited by KPMG LLP, independent accountants. CIT believes that the results of operations and balance sheet data at and for the six months ended June 30, 1999 and 1998 contain all adjustments (all of which are normally occurring accruals) necessary for a fair statement of financial position and results of operations for those periods; however, results for such periods are subject to year-end audit adjustments. Results for such periods are not necessarily indicative of results for a full year.

                  Selected Summary Financial Information of CIT

               (in millions of U.S. dollars except per share data)

                                                  For the six
                                                 months ended
                                                   June 30,                          For the years ended December 31,
                                               ------------------        ---------------------------------------------------------
                                                   (unaudited)
                                               1999          1998          1998        1997         1996         1995         1994
                                               ----          ----          ----        ----         ----         ----         ----
Results of Operations
Net finance income .........................  $541.8        $468.4       $ 974.3     $ 887.5      $ 797.9       $697.7       $649.8
Operating revenue ..........................   681.3         595.5       1,229.7     1,193.3(1)   1,042.0        882.4        824.2
Salaries and general operating
  expenses .................................   222.0         205.7         417.8       428.4        393.1        345.7        337.9
Provision for credit losses ................    45.7          44.4          99.4       113.7        111.4         91.9         96.9
Net income .................................   188.2         165.4         338.8       310.1        260.1        225.3        201.1
Net income per diluted share ...............    1.16          1.01          2.08        1.95         1.64         1.43         1.28



                                                 At
                                              June 30,
                                                1999                                    At December 31
                                              -----------     ----------------------------------------------------------------------
                                              (unaudited)       1998           1997           1996            1995          1994
                                                                ----           ----           ----            ----          ----
Balance Sheet Data
Finance receivables:
     Commercial .......................        $16,721.2      $15,589.1      $14,054.9      $13,757.6      $13,451.5      $12,821.2
     Consumer .........................          4,176.4        4,266.9        3,664.8        3,239.0        2,344.0        1,973.2
                                               ---------      ---------      ---------      ---------      ---------      ---------
       Total finance receivables ......        $20,897.6      $19,856.0      $17,719.7      $16,996.6      $15,795.5      $14,794.4
Reserve for credit losses .............            276.8          263.7          235.6          220.8          206.0          192.4
Operating lease
  equipment, net ......................          3,433.2        2,774.1        1,905.6        1,402.1        1,113.0          867.9
       Total assets ...................         26,144.3       24,303.1       20,464.1       18,932.5       17,420.3       15,959.7
Commercial paper ......................          5,674.3        6,144.1        5,559.6        5,827.0        6,105.6        5,660.2
Variable rate senior notes ............          5,349.7        4,275.0        2,861.5        3,717.5        3,827.5        3,812.5
Fixed rate senior notes ...............          8,611.3        8,032.3        6,593.8        4,761.2        3,337.0        2,619.4
Subordinated fixed rate notes .........            200.0          200.0          300.0          300.0          300.0          300.0
Company-obligated mandatorily
  redeemable preferred
  securities of subsidiary trust
  holding solely debentures
  of the Company ......................            250.0           250.0          250.0             --             --             --
Stockholders' equity ..................          2,846.4         2,701.6        2,432.9        2,075.4        1,914.2        1,793.0


--------------
(1) Includes a 1997 gain of US$58.0 million on the sale of an equity interest acquired in connection with a loan workout.

                                                     At and for the
                                                    six months ended
Selected Data and Ratios                                June 30,                       At or for the years ended December 31,
                                                  -----------------        --------------------------------------------------------
                                                     (unaudited)
                                                  1999         1998        1998         1997         1996         1995        1994
                                                  ----         ----        ----         ----         ----         ----        ----
Profitability
Net interest margin as a
  percentage of average
  earning assets ("AEA")(1) ..............       4.73%        4.79%        4.75%        4.87%        4.82%        4.54%       4.77%
Return on average stockholders'
  equity .................................       13.6%        13.2%        13.2%        14.0%(4)     13.0%        12.1%       11.5%
Return on AEA(1) .........................       1.64%        1.69%        1.65%        1.70%(4)     1.57%        1.46%       1.48%
Ratio of earnings to fixed charges .......       1.51x        1.50x        1.49x        1.51x        1.49x        1.44x       1.52x
Salaries and general operating
  expenses as a percentage of
  average managed assets
  ("AMA")(2) .............................       1.73%        1.88%        1.82%        2.16%(4)     2.22%        2.16%       2.44%
Efficiency ratio(3) ......................       39.9%        40.6%        40.1%        41.6%(4)     42.7%        43.1%       44.5%
Credit Quality
60+ days contractual delinquency
  as a percentage of finance
  receivables ............................       1.64%        1.83%        1.75%        1.67%        1.72%        1.67%       1.20%
Net credit losses as a percentage
  of average finance receivables .........       0.41%        0.41%        0.42%        0.59%        0.62%        0.50%       0.61%
Reserve for credit losses as a
  percentage of finance
  receivables ............................       1.32%        1.34%        1.33%        1.33%        1.30%        1.30%       1.30%
Ratio of reserve for credit losses
  to trailing 12 months net
  credit losses ..........................       3.27x        3.00x        3.35x        2.33x        2.18x        2.67x       2.29x
Leverage
Total debt to stockholders' equity
and Company-obligated mandatorily
redeemable preferred securities of
  subsidiary trust holding solely
  debentures of the Company ..............       6.41x        5.89x       6.32x        5.71x        7.04x        7.09x       6.91x
Total debt to stockholders' equity(5) ....       7.06x        6.56x       7.00x        6.40x        7.04x        7.09x       6.91x
Other
Total managed assets
  (in millions)(6) .......................  $28,395.5     $23,919.9    $26,216.3    $22,344.9   $20,005.4    $17,978.6   $16,072.1
Employees ................................      3,200         3,150        3,230        3,025       2,950        2,750       2,700


-----------
(1) "AEA" means the average of finance receivables, operating lease equipment, consumer finance receivables held for sale and certain investments, less credit balances of factoring clients.

(2) "AMA" means AEA plus the average of consumer finance receivables previously securitized and currently managed by CIT.

(3) Efficiency ratio reflects the ratio of salaries and general operating expenses to the sum of operating revenue less depreciation of operating lease equipment and minority interest in subsidiary trust holding solely debentures of the Company.

(4) Excluding the gain of US$58.0 million on the sale of an equity interest acquired in a loan workout and certain nonrecurring expenses, (i) the return on average stockholders' equity would have been 13.1% for the year ended December 31, 1997, (ii) the return on AEA would have been 1.58% for the year ended December 31, 1997, (iii) the efficiency ratio would have been 42.0% for the year ended December 31, 1997 and (iv) salaries and general operating expenses as a percentage of AMA would have been 2.06% for the year ended December 31, 1997.

(5) Total debt includes, and stockholders' equity excludes, US$250.0 million of Company-obligated mandatorily redeemable preferred securities of subsidiary trust holding solely debentures of the Company issued in February 1997.

(6) "Managed assets" include (i) financing and leasing assets and (ii) off-balance sheet consumer finance receivables previously securitized and currently managed by CIT.

Newcourt

      The income statement data and the balance sheet data presented below for Newcourt have been derived from Newcourt's consolidated financial statements. This data was prepared in accordance with U.S. GAAP (unless otherwise noted) and is expressed in U.S. dollars. Newcourt's consolidated financial statements for each of the five years ended December 31, 1998 were audited by Ernst & Young, LLP. Certain amounts have been reclassified to conform to the presentation adopted in the current year. Newcourt believes that the results of operations and balance sheet data at and for the six months ended June 30, 1999 and 1998 contain all adjustments (all of which are normally occurring accruals) necessary for a fair statement of financial position and results of operations for those periods; however, results for such periods are subject to year-end audit adjustments. Results for such periods are not necessarily indicative of results for a full year.

       Selected Summary Financial Information of Newcourt Under U.S. GAAP

               (in millions of U.S. dollars except per share data)

                                                  For the six
                                                 months ended
                                                   June 30,                         For the years ended December 31,
                                          -----------------------    --------------------------------------------------------------
                                           1999        998(7)(10)    1998(7)(10)    1997(10)     1996(10)    1995(10)  1994(10)(12)
                                          -------      ----------    -----------    --------     --------    --------  ------------
Income Statement Data
Net finance and rental income(1) .......   $206.9       $260.8(9)     $549.2(9)      $60.9         $38.4       $21.6       $11.7
Securitizations gains ..................     84.2        114.2         241.5         108.3          36.9        15.6        13.5
Syndication fees .......................     69.9         17.4          46.0          35.2          26.8        13.4        11.6
Management fees and other income .......    166.8(8)      72.9         155.3          32.6          23.3        13.3         6.4
                                          -------      -------       -------        ------        ------      ------      ------
Total asset finance income .............    527.8        465.3         992.0         237.0         125.4        63.9        43.2
Operating expenses .....................    376.1        319.4         663.8         139.8          73.8        40.2        23.4
Amortization and depreciation ..........     36.3         40.8          78.9          14.8           4.2         2.7         1.8
Operating income before
  restructuring charges and taxes ......    115.4        105.1         249.3          82.4          47.4        21.0        18.0
Restructuring charges(6) ...............       --            _            --          49.4            --          --          --
Operating income .......................    115.4        105.1         249.3          33.0          47.4        21.0        18.0
Net income .............................     69.3         64.1         157.8          37.8          37.3        17.5        13.7
Earnings per Common Share and
  Special Share(2)(4)(5) ...............     0.47         0.47          0.90(11)      0.54          0.70        0.45        0.44
Diluted earnings per Common Share
  and Special Share(3)(5) ..............     0.47         0.46          0.88(11)      0.53          0.70        0.45        0.44

                                                At
                                             June 30,
                                               1999                                   At December 31,
                                             ---------      ----------------------------------------------------------------------
                                                            1998(7)(10)     1997(10)      1996(10)      1995(10)      1994(10)(12)
                                                            -----------     --------      --------      --------      ------------
Balance Sheet Data
Finance assets held for investment .....       $9,418.6        $8,611.7      $1,624.4        $859.6        $831.4          $340.3
Equipment under operating leases .......        2,161.3         2,173.5         192.9          78.6           0.0             0.0
Finance assets held for sale ...........        1,563.9         1,542.8         763.4         564.8         250.5            96.0
Goodwill ...............................        1,252.3         1,280.0         299.7          39.6           0.9             0.0
Other ..................................        1,193.4         1,738.0       1,562.6         225.8         233.8            87.2
                                               --------        --------       -------       -------       -------          ------
Total Assets ...........................       15,589.5        15,346.0       4,443.0       1,768.4       1,316.6           523.5
                                               --------        --------       -------       -------       -------          ------
Debt ...................................       11,846.4        11,607.2       2,068.2       1,331.6       1,105.5           368.7
Shareholders' equity(4)(5) .............        3,060.7         3,011.4       2,143.0         365.7         168.6           114.8


-----------
(1) Net finance and rental income including finance and rental income net of interest expense, depreciation expense on operating leases and provision for credit losses.

(2) Based on the weighted average number of Common Shares and Special Shares outstanding during the period.

(3) Based on the weighted average number of Common Shares and Special Shares outstanding during the period after giving effect to the exercise of all outstanding dilutive options to acquire common shares and any other dilutive items.

(4) On November 30, 1995, 1,611,000 Special Shares were converted into 1,611,000 Common Shares. On December 27, 1995, 1,411,675 Special Shares were converted into 1,411,675 Common Shares. On July 2, 1996, the remaining 199,325 Special Shares were converted into 199,325 Common Shares. On December 11, 1995, Newcourt redeemed and cancelled all issued and outstanding Preference Shares.

(5) Effective April 14, 1997, Newcourt subdivided on a two-for-one basis all of Newcourt's issued and outstanding Common Shares and all of Newcourt's Common Shares reserved for issuance. The Selected Summary Financial Information set out in the above table has been adjusted to reflect the stock split retroactively.

(6) Restructuring charges reflect $49.4 million recorded in connection with costs expected to be incurred relating to the acquisition of Commcorp Financial Services Inc. and to consolidate certain of Newcourt's other businesses in Canada and the United States.

(7) Increase in amounts reflect the inclusion of AT&T Capital Corporation, which was acquired by Newcourt in 1998.

(8) Includes $34.3 million gain on sale of automobile fleet leasing businesses and $56.6 million gain on extinguishment of derivative financial instruments.

(9) Includes $12.4 million related to Newcourt's divestiture of its 50% joint interest venture with American Express.

(10) Newcourt adopted the U.S. dollar as its reporting currency effective January 1, 1999. Accordingly, Newcourt's historical financial information has been converted to U.S. dollars using the following rates for Balance Sheet Data as at December 31, 1998, 1997, 1996, 1995 and 1994,
      respectively: 0.6443, 0.6995, 0.7297, 0.7329 and 0.7133. The following exchange rates were used to convert the Income Statement Data for the six months ended June 30, 1998 and years ended December 31, 1998, 1997, 1996, 1995 and 1994, respectively: 0.6957, 0.6733, 0.7221, 0.7335, 0.7289 and
      0.7320.

(11) Calculation includes a non-recurring premium of $29.9 million on the redemption of preferred securities.

(12) Newcourt was not required to file a Canadian GAAP to U.S. GAAP reconciliation with the SEC as of and for the year ended December 31, 1994. Accordingly, this reconciliation was not prepared, and such information, which may result in material adjustments, is not available. As a result, balances are presented in accordance with Canadian GAAP.

                                                 At or for the
                                                six months ended
                                                     June 30,                      At or for the years ended December 31,
                                                ------------------        ---------------------------------------------------------
                                                1999         1998          1998        1997          1996        1995      1994(10)
                                                ----         ----         ------       ----          ----        ----      --------
Selected Data and Ratios
Profitability

Net finance and rental income as a
     percentage of average earning
     assets(1) ..............................   3.21%        4.72%        4.93%        4.45%         4.14%        3.27%      3.15%
Return on tangible average
  shareholders' equity before
  restructuring charge(2) ...................   10.5%        11.5%        12.7%        16.2%         16.5%        12.4%      19.8%
Return on average earning assets
     before restructuring charge(3) .........   1.08%        1.16%        1.42%        5.75%         4.01%        2.65%      3.70%
Operating expenses as a percentage
     of average owned and managed
     assets(4) ..............................   3.20%        2.91%        3.09%        1.95%         1.90%        1.62%      1.38%
Credit quality
90 day delinquency as a percentage
     of finance receivables(5) ..............   1.49%        1.04%        1.33%        0.52%         0.49%        0.10%      0.06%
Net credit losses as a percentage of
     finance receivables ....................   0.74%        0.65%        0.64%        0.34%         0.24%        0.17%      0.31%
Reserve for credit losses as a
     percentage of finance receivables ......   1.72%        1.77%        1.70%        1.48%         1.28%        0.45%      0.97%
Ratio of reserve for credit losses to
     trailing 12 months net credit
     losses . ...............................    2.46x        2.35x       2.65x        4.31x         5.28x        2.66x      3.12x
Leverage
Total debt to tangible shareholders'
     equity(6) ..............................    6.38x        5.10x       5.93x        1.12x(8)      4.04x        6.59x      3.21x
Other
Total owned and managed
     assets(7)(9) ......................... $24,571.8    $23,165.7   $23,336.5     $7,943.5      $4,835.0     $3,167.6   $2,109.2
Employees .................................     5,240        4,553       4,884        1,742           950          458        284


-----------
(1) Average earning assets includes finance assets held for investment, equipment under operating lease and finance assets held for sale.

(2) Net income before restructuring charges and goodwill amortization, net of taxes, divided by average tangible shareholders' equity (total shareholders' equity less goodwill).

(3) Net income before restructuring charges, net of taxes, divided by average earning assets.

(4) Average owned and managed assets includes on-balance sheet earning assets and off-balance sheet managed assets, inclusive of those syndicated (see
      Note 7 below). Operating expenses excludes goodwill amortization.

(5) Reflects the net investment for which a portion is in arrears 90 days or longer. Investment assets includes finance assets held for investment and equipment under operating lease.

(6) Represents total debt, net of cash, divided by total shareholders' equity less goodwill.

(7) Includes syndicated assets of $2,183.7 million, $3,171.0 million, $1,812.5 million, $1,400.9 million, $1,376.3 million, $1,317.9 and $911.1 million as of June 30, 1999 and 1998, and December 31, 1998, 1997, 1996, 1995 and
      1994, respectively.

(8) Reflects a $1,238.8 million offering of subscription rights relating to the financing of the AT&T Capital Corporation acquisition in January 1998.

(9) Newcourt adopted the U.S. dollar as its reporting currency effective January 1, 1999. Accordingly, Newcourt's historical financial information has been converted to U.S. dollars using the following rates for balance sheet information as at June 30, 1998 and December 31, 1998, 1997, 1996, 1995 and 1994, respectively: 0.6823, 0.6443, 0.6995, 0.7297, 0.7329 and
      0.7133.

(10) Newcourt was not required to file a Canadian GAAP to U.S. GAAP reconciliation with the SEC as of and for the year ended December 31, 1994. Accordingly, this reconciliation was not prepared, and such information, which may result in material adjustments, is not available. As a result, data and ratios are presented in accordance with Canadian GAAP.

          UNAUDITED PRO FORMA FINANCIAL INFORMATION ON A COMBINED BASIS

      The following unaudited pro forma condensed consolidated balance sheet and statements of income of CIT and its subsidiaries are based on the historical consolidated financial statements of CIT and Newcourt as of June 30, 1999 and for the six months then ended and for the year ended December 31, 1998. The unaudited pro forma condensed consolidated balance sheet has been prepared assuming that the Transaction had occurred on June 30, 1999. The unaudited pro forma condensed consolidated statements of income for the six months ended June 30, 1999 and for the year ended December 31, 1998 have been prepared assuming the Transaction had occurred on January 1, 1998.

      The unaudited pro forma condensed consolidated financial statements reflect pro forma estimated adjustments to Newcourt's assets and liabilities to reflect their respective fair values under the purchase method of accounting. The excess of the purchase price over the estimated fair value of the net assets acquired has been allocated to goodwill. Allocation of the purchase price to the fair value of the net assets acquired and goodwill is subject to change, and will be finalized at the Closing of the Transaction.

      The following unaudited pro forma condensed consolidated financial statements should be read in conjunction with the following: (i) the accompanying notes thereto, (ii) the unaudited condensed consolidated financial statements included in CIT's Quarterly Report on Form 10-Q as of and for the six months ended June 30, 1999, and the audited consolidated financial statements included in CIT's Annual Report on Form 10-K as of and for the year ended December 31, 1998, and (iii) the unaudited consolidated financial statements of Newcourt as of and for the six months ended June 30, 1999 as filed on Form 6-K with the SEC, and the audited consolidated financial statements of Newcourt as of and for the year ended December 31, 1998 as filed on Form 6-K with the SEC. The unaudited pro forma condensed consolidated financial statements have been prepared based upon currently available information and assumptions deemed appropriate by management of CIT. These pro forma financial statements are not necessarily indicative of either the financial position or the results of operations that would have been achieved had the Transaction actually occurred on the dates referred to above, nor is it necessarily indicative of the results of future operations, because such unaudited pro forma condensed consolidated financial statements are based on estimates of financial effects that may prove to be inaccurate over time. The information furnished in the statements does not reflect, among other things, management's plans to reduce the level of securitization activity, the cost savings or the revenue enhancements that may be achieved as a result of the Transaction, or the post acquisition legal and tax structure.

                      THE CIT GROUP, INC. AND SUBSIDIARIES
                         AND NEWCOURT CREDIT GROUP INC.

            UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                               As of June 30, 1999

                          (in millions of U.S. dollars)

                                                                                                                           CIT
                                                                                                           Pro Forma    Pro Forma
                                                                  CIT        Newcourt (a)     Adjustments     Note     Consolidated
                                                               ----------    ------------     ------------    -----    -----------
Assets
Financing and leasing assets
Loans
     Commercial .....................................          $12,482.2      $ 4,969.0       $  (200.0)       3a      $17,251.2
     Consumer .......................................            4,176.4             --              --                  4,176.4
Lease receivables ...................................            4,239.0        3,956.0          (175.0)       3a        8,020.0
                                                               ---------      ---------       ---------                ---------
     Finance receivables ............................           20,897.6        8,925.0          (375.0)                29,447.6
Reserve for credit losses ...........................             (276.8)        (199.3)             --                   (476.1)
                                                               ---------      ---------       ---------                ---------
     Net finance receivables ........................           20,620.8        8,725.7          (375.0)                28,971.5
Operating lease equipment, net ......................            3,433.2        2,103.5              --                  5,536.7
Consumer finance receivables held for sale ..........              864.4             --              --                    864.4
Commercial finance receivables held for sale ........                 --        1,563.9              --                  1,563.9
Goodwill ............................................              348.4        1,252.3           126.5        3c        1,727.2
Cash and cash equivalents ...........................               92.9          310.8              --                    403.7
Other assets ........................................              784.6        1,427.3          (100.0)       3a        2,111.9
                                                               ---------      ---------       ---------                ---------
     Total assets ...................................          $26,144.3      $15,383.5       $  (348.5)               $41,179.3
                                                               =========      =========       =========                =========
Liabilities and Stockholders' Equity
Debt
Commercial paper ....................................          $ 5,674.3      $ 1,659.2              --                $ 7,333.5
Variable rate senior notes ..........................            5,349.7        1,156.8              --                  6,506.5
Fixed rate senior notes .............................            8,611.3        9,030.4         $ 250.0        3a       17,891.7
Subordinated fixed rate notes .......................              200.0             --              --                    200.0
                                                               ---------      ---------       ---------                ---------
     Total debt .....................................           19,835.3       11,846.4           250.0                 31,931.7
Credit balances of factoring clients ................            1,761.6             --              --                  1,761.6
Accrued liabilities and payables ....................              675.9          682.4           200.0        2d        1,558.3
Deferred federal income taxes .......................              775.1         (206.0)         (300.0)       3a          269.1
                                                               ---------      ---------       ---------                ---------
     Total liabilities ..............................           23,047.9       12,322.8           150.0                 35,520.7
Company-obligated mandatorily redeemable
     preferred securities of subsidiary trust
     holding solely debentures of the Company .......              250.0             --              --                    250.0
Stockholders' equity:
Common stock ........................................                1.7             --             1.0        2a            2.7
Paid-in capital .....................................              957.2             --         2,561.2        2a        3,518.4
Share capital .......................................                 --        2,791.6        (2,791.6)       3b             --
Retained earnings ...................................            1,928.5          269.1          (269.1)       3b        1,928.5
Treasury stock at cost ..............................              (41.0)            --              --                    (41.0)
                                                               ---------      ---------       ---------                ---------
     Total stockholders' equity .....................            2,846.4        3,060.7          (498.5)                 5,408.6
                                                               ---------      ---------       ---------                ---------
     Total liabilities and stockholders' equity .....          $26,144.3      $15,383.5       $  (348.5)               $41,179.3
                                                               =========      =========       =========                =========


-------------
(a) Presented in accordance with U.S. GAAP-- See Note 1-- Basis of Presentation and Note 6-- Newcourt Credit Group Inc.-- Pro Forma Reclassifications and Conversions.

             See accompanying notes to unaudited pro forma condensed
                       consolidated financial statements.

                      THE CIT GROUP, INC. AND SUBSIDIARIES
                         AND NEWCOURT CREDIT GROUP INC.

         UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME
                     For the Six Months Ended June 30, 1999

              (in millions of U.S. dollars, except per share data)

                                                                                                                CIT
                                                                                      Pro Forma               Pro Forma
                                                          CIT        Newcourt (a)    Adjustments    Note    Consolidated
                                                      ----------    ------------     ----------    -----    -----------
Finance income ..................................    $   1,095.9    $   1,031.3          $(17.0)     3e     $   2,110.2
Interest expense ................................          554.1          407.5           (43.8)     3e           917.8
                                                     -----------    -----------      ----------             -----------
     Net finance income .........................          541.8          623.8            26.8                 1,192.4
Fees and other income ...........................          139.5          268.2              --                   407.7
Gain on sale of automobile fleet leasing
     businesses .................................             --           34.3              --                    34.3
Gain on extinguishment of derivative
     financial instruments ......................             --           56.6              --                    56.6
                                                     -----------    -----------      ----------             -----------
     Operating revenue ..........................          681.3          982.9            26.8                 1,691.0
                                                     -----------    -----------      ----------             -----------
Salaries and general operating expenses .........          213.8          389.2              --                   603.0
Provision for credit losses .....................           45.7           58.4              --                   104.1
Depreciation on operating lease equipment .......          115.3          396.7              --                   512.0
Goodwill amortization ...........................            8.2           23.2             4.4      3d            35.8
Minority interest in subsidiary trust holding
     solely debentures of the Company ...........            9.6             --              --                     9.6
                                                     -----------    -----------      ----------             -----------
     Operating expenses .........................          392.6          867.5             4.4                 1,264.5
                                                     -----------    -----------      ----------             -----------
     Income before provision for income taxes ...          288.7          115.4            22.4                   426.5
Provision for income taxes ......................          100.5           46.1            10.2      3f           156.8
                                                     -----------    -----------      ----------             -----------
     Net income .................................    $     188.2    $      69.3      $     12.2             $     269.7
                                                     ===========    ===========      ==========             ===========
     Basic earnings per share ...................    $      1.17    $      0.47                       4     $      1.02
     Weighted average common shares
       outstanding ..............................    161,021,757    148,356,885                             264,871,577
     Diluted earnings per share .................    $      1.16    $      0.47                       4     $      1.01
     Weighted average common shares
       outstanding ..............................    162,267,941    148,822,829                             266,443,921


-----------
(a) Presented in accordance with U.S. GAAP-- See Note 1-- Basis of Presentation and Note 6-- Newcourt Credit Group Inc.-- Pro Forma Reclassifications and Conversions.


            See accompanying notes to unaudited pro forma condensed
                       consolidated financial statements.

                      THE CIT GROUP, INC. AND SUBSIDIARIES
                         AND NEWCOURT CREDIT GROUP INC.

         UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME
                      For the Year Ended December 31, 1998

              (in millions of U.S. dollars, except per share data)

                                                                                                               CIT
                                                                                      Pro Forma              Pro Forma
                                                          CIT        Newcourt (a)    Adjustments   Note   Consolidated
                                                      ----------    ------------     -----------  -----   ------------
Finance income .................................... $    2,015.1   $    1,888.4      $ (34.0)       3e    $    3,869.5
Interest expense ..................................      1,040.8          657.9        (87.5)       3e         1,611.2
                                                    ------------   ------------      -------              ------------
     Net finance income ...........................        974.3        1,230.5         53.5                   2,258.3
Fees and other income .............................        255.4          548.7           --                     804.1
                                                    ------------   ------------      -------              ------------
     Operating revenue ............................      1,229.7        1,779.2         53.5                   3,062.4
                                                    ------------   ------------      -------              ------------
Salaries and general operating expenses ...........        407.7          698.3           --                   1,106.0
Provision for credit losses .......................         99.4          100.5           --                     199.9
Depreciation on operating lease equipment .........        169.5          686.7           --                     856.2
Goodwill amortization .............................         10.1           44.4         10.8        3d            65.3
Minority interest in subsidiary trust holding
     solely debentures of the Company .............         19.2             --           --                      19.2
                                                    ------------   ------------      -------              ------------
     Operating expenses ...........................        705.9        1,529.9         10.8                   2,246.6
                                                    ------------   ------------      -------              ------------
     Income before provision for income taxes .....        523.8          249.3         42.7                     815.8
Provision for income taxes ........................        185.0           91.5         20.3        3f           296.8
                                                    ------------   ------------      -------              ------------
     Net income ................................... $      338.8   $      157.8      $  22.4              $      519.0
                                                    ============   ============      =======              ============
Basic earnings per share .......................... $       2.09   $       1.11                      4    $       1.98
Weighted average common shares
     outstanding ..................................  161,987,897    142,741,776                            261,907,140
Diluted earnings per share                          $       2.08   $       1.09                      4    $       1.96
Weighted average common shares
     outstanding ..................................  163,188,739    144,859,067                            264,590,086


-------------
(a) Presented in US$ and in accordance with U.S. GAAP - See Note 1 - Basis of Presentation and Note 6 - Newcourt Credit Group Inc. - Pro Forma Reclassifications and Conversions.


            See accompanying notes to unaudited pro forma condensed
                       consolidated financial statements.

                               THE CIT GROUP, INC.
                         AND NEWCOURT CREDIT GROUP INC.

    Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements
              As of and for the Six Months Ended June 30, 1999 and
                      For the Year Ended December 31, 1998

1. Basis of Presentation

The unaudited pro forma condensed consolidated balance sheet as of June 30, 1999 was prepared as if the Transaction had been consummated on that date. The unaudited pro forma condensed consolidated statements of income for the six months ended June 30, 1999 and for the year ended December 31, 1998 were prepared as if the Transaction had been consummated on January 1, 1998. The unaudited pro forma condensed consolidated financial statements have been prepared using the following information:

      (a) Unaudited condensed consolidated financial statements of CIT as of and for the six months ended June 30, 1999, which are included in CIT's Quarterly Report on Form 10-Q filed with the SEC, and audited consolidated financial statements of CIT as of and for the year ended December 31, 1998, which are included in CIT's Annual Report on Form 10-K filed with the SEC;

      (b) Unaudited consolidated financial statements of Newcourt as of and for the six months ended June 30, 1999, as filed on Form 6-K with the SEC, and audited consolidated financial statements of Newcourt as of and for the year ended December 31, 1998, as filed on Form 6-K with the SEC, both prepared in accordance with Canadian GAAP. The financial statements of Newcourt prior to January 1, 1999 were reported in Canadian dollars. On January 1, 1999, Newcourt changed its reporting currency to U.S. dollars. For purposes of these unaudited pro forma condensed consolidated financial statements, Newcourt's balance sheet and income statement information has been:
            (1) adjusted to conform to U.S. GAAP, (2) reclassified as to certain financial statement line items to conform to CIT's presentation under U.S. GAAP -- See Note 6 -- Newcourt Credit Group Inc. -- Pro Forma Reclassifications and Conversions and (3) with respect to the unaudited pro forma condensed consolidated statement of income for the year ended December 31, 1998, converted to a presentation in U.S. dollars using an exchange rate of .6733 Canadian dollar to each U.S. dollar.

2. Pro Forma Assumptions

      (a) The value of CIT Common Stock issued to acquire Newcourt Common Shares is $2,562.2 million, based upon 148,488,329 outstanding Newcourt Common Shares per the Reorganization Agreement at a price per Newcourt Common Share of $17.26. The price per share was determined by multiplying 0.70 (the Exchange Ratio) by the average closing price of CIT Common Stock for the two day period both before and after August 5, 1999, the date of the announcement of the Transaction.

      (b) The acquisition of Newcourt has been accounted for using the purchase method. The difference between the total purchase price and the fair value of the net assets acquired has been allocated to goodwill.

      (c) Estimated fair values for commercial loans, lease receivables, other assets, fixed rate senior notes and debt-related hedges were estimated through the application of cash flow discounting methodologies considering such factors as current market interest rates, current market equipment values and credit risks, as applicable. The resulting net premium/discount on commercial loans, fixed rate senior notes and debt-related hedges for the purposes of these unaudited pro forma condensed consolidated statements is assumed to be amortized/accreted into interest income/expense to produce a constant yield to maturity. No fair value adjustment has been made to operating lease equipment, and any such adjustment is not expected to be material to the unaudited pro forma condensed consolidated financial statements -- See Note 5 -- Estimated Effect of Pro Forma Amortization and Accretion of Purchase Accounting Adjustments.

            The actual fair value of net assets acquired will be determined as of the Closing of the Transaction and is subject to revision as additional information becomes available.

                               THE CIT GROUP, INC.
                         AND NEWCOURT CREDIT GROUP INC.

                     Notes to Unaudited Pro Forma Condensed
                Consolidated Financial Statements-- (Continued)
              As of and for the Six Months Ended June 30, 1999 and
                      For the Year Ended December 31, 1998

      (d) A preliminary estimate of $200.0 million has been made for costs associated with the Transaction, including, without limitation, financial advisory, legal and accounting fees and disbursements, severance payments, and operational redundancies ("Restructuring Charge"). This Restructuring Charge is based upon information currently available to management and is subject to change in conjunction with the integration project that is undertaken in connection with the acquisition.

            CIT will record the Restructuring Charge and disclose its components in accordance with the requirements of EITF 94-3: "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)" and EITF 95-3: "Recognition of Liabilities in Connection with a Purchase Business Combination." CIT expects the Restructuring Charge will consist principally of cash payments, and will fund such amounts from operations. The actual restructuring charge is not expected to be materially different from the estimate provided herein, or to materially affect the financial condition or results of operations of the combined entity.

            3. Pro Forma Adjustments -- The allocation of the purchase price has not been finalized and the portion of the purchase price allocated to fair value adjustments and goodwill is subject to change, because the fair value of net assets acquired will be determined as of Closing and is subject to revision as additional information becomes available.

      (a) Estimated pro forma purchase accounting adjustments for the Newcourt Acquisition were as follows (dollars in millions):

                 Newcourt net tangible assets -- historical
                    at June 30, 1999 ..                           $1,808.4
                 Fair Value Adjustments:
                        Commercial loans .......................    (200.0)(i)
                        Lease receivables ......................    (175.0)(ii)
                        Other assets ...........................    (100.0)(iii)
                        Fixed rate senior notes ................    (250.0)(iv)
                                                                  --------
                 Subtotal-- net fair value adjustments .........    (725.0)
                 Restructuring Charge ..........................    (200.0)(v)
                 Tax effects of adjustments @ 38% ..............     300.0
                                                                  --------
                 Total net adjustments to net assets acquired ..    (625.0)
                                                                  --------
                 Net tangible assets acquired ..................  $1,183.4
                                                                  ========

                 i. Adjustment reflects the estimated decrease in carrying value required in connection with the acquisition to conform Newcourt credit policies and practices, including charge-offs and loss reserves, to CIT standards and practices, as well as post-acquisition strategies for problem loan resolution. Adjustment also includes a mark-to-market to increase the value of the portfolio based upon current market interest rates.

                 ii. Adjustment to reflect the future realizability of estimated lease residuals.

                 iii. Adjustment to estimated fair value of other assets, including retained interests in securitizations.

                 iv. Mark-to-market of fixed rate debt and debt-related hedges based upon current market interest rates.

                 v. Preliminary estimate for costs associated with the Transaction, including, without limitation, financial advisory, legal and accounting fees and disbursements, severance payments, and operational redundancies. This Restructuring Charge is based upon information currently available to management and is subject to change. Certain components of this charge may not be deductible for tax purposes.

                               THE CIT GROUP, INC.
                         AND NEWCOURT CREDIT GROUP INC.

                     Notes to Unaudited Pro Forma Condensed
                 Consolidated Financial Statements-- (Continued)
              As of and for the Six Months Ended June 30, 1999 and
                      For the Year Ended December 31, 1998

      (b) Purchase accounting adjustments were made to eliminate Newcourt's stockholders' equity accounts and to reflect the issuance of shares of CIT Common Stock to purchase Newcourt Common Shares at the Exchange Ratio of 0.70.

      (c) Goodwill for the Transaction was calculated as follows (dollars in millions):

         Purchase price ...........................................  $2,562.2
         Net tangible assets acquired, as above ...................   1,183.4
                                                                      -------
                Goodwill ..........................................   1,378.8
         Goodwill recorded by Newcourt at June 30, 1999 ...........   1,252.3
                                                                      -------
         Incremental goodwill created by the Transaction ..........   $ 126.5
                                                                      =======

      (d) The goodwill related to the Transaction is amortized on a straight-line basis over a period of twenty-five years.

      (e) Pro forma adjustments to finance income and interest expense were estimated for the Transaction as follows (dollars in millions):

                                                                    Six Months Ended        Year Ended
                                                                     June 30, 1999      December 31, 1998
                                                                     -------------      -----------------
            Amortization of premium on commercial loans ............    $(17.0)              $(34.0)
            Accretion of discount on fixed rate senior notes and
              debt related hedges ..................................      43.8                 87.5
                                                                       -------              -------
            Total net adjustment to net finance income .............    $ 26.8                $53.5
                                                                       =======              =======

      (f) Income tax expense was calculated at a 38% tax rate, representing the expected tax rate of the temporary differences which are expected to be realized. Goodwill amortization is assumed to be non-deductible for tax purposes.

4. Earnings Per Share

Basic earnings per common share was calculated by dividing the net income by the weighted average number of common shares outstanding for the six months ended June 30, 1999 and for the year ended December 31, 1998, for both CIT and Newcourt. For the unaudited pro forma condensed consolidated financial statements, Newcourt Common Shares were adjusted to the equivalent shares of CIT Common Stock based upon the Exchange Ratio.

Diluted earnings per common share was calculated using the same method as basic earnings per share, and includes potential dilution of common stock equivalents.

The calculation of basic and diluted earnings per Newcourt Common Share for the year ended December 31, 1998 excludes a non-recurring premium of $29.9 million on the redemption of preferred securities. Including such premium in the calculation of basic and diluted earnings per common share, basic earnings per Newcourt Common Share and diluted earnings per Newcourt Common Share were $0.90 and $0.88, respectively. For purposes of these unaudited pro forma condensed consolidated financial statements, pro forma consolidated basic earnings per common share and diluted earnings per common share would have been $1.87 and $1.85, respectively.

                               THE CIT GROUP, INC.
                         AND NEWCOURT CREDIT GROUP INC.

               Notes to Unaudited Pro Forma Condensed Consolidated
                       Financial Statements-- (Continued)
              As of and for the Six Months Ended June 30, 1999 and
                      For the Year Ended December 31, 1998

5. Estimated Effect of Pro Forma Amortization and Accretion of Purchase Accounting Adjustments

The following table summarizes the prospective estimated impact of the amortization and accretion of the purchase accounting adjustments made in connection with the Transaction on CIT's results of operations for the years indicated (dollars in millions):

                                                                                Effect on
  For the year ended               Goodwill        Loan            Debt        Pretax Income
     December 31,                Amortization   Amortization    Accretion        (Loss)
  -----------------             ------------    ------------    ---------       ---------
  1999 ......................     $  (55.2)       $ (34.0)        $ 87.5         $  (1.7)
  2000 ......................        (55.2)         (24.0)          60.0           (19.2)
  2001 ......................        (55.2)         (15.0)          32.5           (37.7)
  2002 ......................        (55.2)         (11.0)           7.5           (58.7)
  2003 ......................        (55.2)          (8.0)          12.5           (50.7)
  2004 and thereafter .......     (1,102.8)          (8.0)          50.0        (1,060.8)
                                  --------        -------         ------       ---------
Totals ......................    $(1,378.8)       $(100.0)        $250.0       $(1,228.8)
                                 =========        =======         ======       =========

                               THE CIT GROUP, INC.
                         AND NEWCOURT CREDIT GROUP INC.

                     Notes to Unaudited Pro Forma Condensed
                 Consolidated Financial Statements--(Continued)
              As of and for the Six Months Ended June 30, 1999 and
                      For the Year Ended December 31, 1998

6. Newcourt Credit Group Inc. -- Pro Forma Reclassifications and Conversions

The following consolidated balance sheet and income statement schedules and related footnotes set forth the conversion of Newcourt's historical financial statements to U.S. dollars, as applicable, and to U.S. GAAP and the pro forma reclassifications necessary to conform the financial statements to a reporting basis consistent with CIT.

As of June 30, 1999                                                                                                     Newcourt
(in millions of U.S. dollars)                                                                                          Presented
-----------------------------                                                                                          ---------
                                                              Newcourt           Pro Forma                             on CIT's
Balance Sheet Category                                     Presentation(l)   Reclassifications         Note         Reporting Basis
----------------------                                    ----------------   -----------------         ----         ---------------
Assets:
Financing and leasing assets
Loans
     Commercial .........................................          --           $  4,969.0              (a)            $ 4,969.0
Lease receivables .......................................          --              3,898.2              (a)              3,956.0
                                                                                      57.8              (b)                   --
                                                            ---------           ----------                             ---------
     Finance receivables ................................          --              8,925.0                               8,925.0
Reserve for credit losses ...............................          --               (199.3)             (a)               (199.3)
                                                            ---------           ----------                             ---------
     Net finance receivables ............................          --              8,725.7                               8,725.7
Operating lease equipment, net ..........................   $ 2,161.3                (57.8)             (b)              2,103.5
Commercial Finance receivables held for sale ............     1,563.9                   --                               1,563.9
Goodwill ................................................     1,252.3                   --                               1,252.3
Cash and cash equivalents ...............................       310.8                   --                                 310.8
Other assets ............................................          --                676.6          Sum of (c)           1,427.3
                                                                                     750.7              (a)
Finance assets held for investment ......................     9,418.6             (9,418.6)         Sum of (a)                --
Investment in affiliated companies ......................       253.4               (253.4)             (c)                   --
Accounts receivable, prepaids and other .................       302.4               (302.4)             (c)                   --
Property and equipment, net .............................       120.8               (120.8)             (c)                   --
Future income tax asset .................................       206.0               (206.0)             (d)                   --
                                                            ---------           ----------                             ---------
     Total Assets .......................................   $15,589.5           $   (206.0)                            $15,383.5
                                                            =========           ==========                             =========
Liabilities and Stockholders' Equity:
Commercial paper ........................................          --           $  1,659.2              (e)            $ 1,659.2
Variable rate senior notes ..............................          --              1,156.8              (e)              1,156.8
Fixed rate senior notes .................................          --              9,030.4              (e)              9,030.4
                                                            ---------           ----------                             ---------
     Total debt                                                                   11,846.4                              11,846.4
Accrued liabilities and payables ........................     $ 682.4                   --                                 682.4
Deferred federal income taxes ...........................          --               (206.0)             (d)               (206.0)
Debt ....................................................    11,846.4            (11,846.4)         Sum of (e)                --
                                                            ---------           ----------                             ---------
     Total Liabilities ..................................    12,528.8               (206.0)                             12,322.8
                                                            ---------           ----------                             ---------
Share capital ...........................................     2,791.6                   --                               2,791.6
Retained earnings .......................................       269.1                   --                                 269.1
                                                            ---------           ----------                             ---------
     Total stockholders' equity .........................     3,060.7                   --                               3,060.7
                                                            ---------           ----------                             ---------
     Total liabilities and stockholders' equity .........   $15,589.5           $   (206.0)                            $15,383.5
                                                            =========           ==========                             =========


                               THE CIT GROUP, INC.
                         AND NEWCOURT CREDIT GROUP INC.

                     Notes to Unaudited Pro Forma Condensed
                 Consolidated Financial Statements--(Continued)
              As of and for the Six Months Ended June 30, 1999 and
                      For the Year Ended December 31, 1998

For the six months ended
June 30, 1999
(in millions of U.S. dollars)                                                                                        Newcourt
-----------------------------                                                                                       Presented
                                                              Newcourt           Pro Forma                           on CIT's
Income Statement Category                                 Presentation(l)   Reclassifications       Note          Reporting Basis
-------------------------                                 ----------------   -----------------      ----          ---------------
Finance income ..........................................      --               1,031.3              (f)                1,031.3
Interest expense ........................................      --                 407.5              (f)                  407.5
Net finance and rental income ...........................  $206.9                (206.9)         Sum of (f)                  --
                                                           ------               -------                                --------
     Net finance income .................................   206.9                 416.9                                   623.8
Securitization gains ....................................    84.2                 (84.2)             (i)                     --
Syndication fees ........................................    69.9                 (69.9)             (i)
Fees and other income ...................................   166.8                  38.2              (f)                  268.2
                                                                                  154.1          Sum of (i)
                                                                                  (90.9)         Sum of (k)

Gain on sale of automobile fleet leasing
     businesses .........................................                          34.3              (k)                   34.3
Gain on extinguishment of derivative
     financial instruments ..............................                          56.6              (k)                   56.6
                                                           ------               -------                                --------
     Operating revenues .................................   527.8                 455.1                                   982.9
                                                           ------               -------                                --------
Salaries and general operating expenses .................      --                  13.1              (h)                  389.2
                                                                                  376.1          Sum of (g)
Provision for credit losses .............................      --                  58.4              (f)                   58.4
Depreciation on operating lease equipment ...............      --                 396.7              (f)                  396.7
Goodwill amortization ...................................      --                  23.2              (h)                   23.2
Operating and administrative ............................   193.9                (193.9)             (g)                     --
Salaries and wages ......................................   182.2                (182.2)             (g)                     --
Goodwill amortization, depreciation
     and other expenses .................................    36.3                 (36.3)         Sum of (h)                  --
                                                           ------               -------                                --------
     Operating expenses .................................   412.4               $ 455.1                                   867.5
                                                           ------               -------                                --------
     Income before provision for income taxes ...........   115.4                    --                                   115.4
Provision for income taxes ..............................    46.1                    --                                    46.1
                                                           ------               -------                                --------
     Net income .........................................  $ 69.3                    --                                $   69.3
                                                           ======               =======                                ========

                               THE CIT GROUP, INC.
                         AND NEWCOURT CREDIT GROUP INC.

                     Notes to Unaudited Pro Forma Condensed
                 Consolidated Financial Statements--(Continued)
              As of and for the Six Months Ended June 30, 1999 and
                      For the Year Ended December 31, 1998

For the year ended
December 31, 1998
(in millions of U.S. dollars)                                                                                  Newcourt
-----------------------------                                                  Pro                            Presented
                                                     Newcourt                 Forma                            on CIT's
Income Statement Category                          Presentation(l)       Reclassifications     Note         Reporting Basis
--------------------------                         ---------------         ---------------    -------      -----------------
Finance income ....................................         --               $1,888.4           (f)            $1,888.4
Interest expense ..................................         --                  657.9           (f)               657.9
Net finance and rental income .....................     $549.2                 (549.2)       Sum of (f)              --
                                                        ------               --------                          --------
     Net finance income ...........................      549.2                  681.3                           1,230.5
Gain on sale of finance assets ....................      287.5                 (287.5)          (j)                  --
Fees and other income .............................      155.3                  287.5           (j)               548.7
                                                                                105.9           (f)
                                                        ------               --------                          --------
 Operating revenues ...............................      992.0                  787.2                           1,779.2
                                                        ------               --------                          --------
Salaries and general operating expenses ...........         --                   34.5           (h)               698.3
                                                                                663.8        Sum of (g)
Provision for credit losses .......................         --                  100.5           (f)               100.5
Depreciation on operating lease equipment .........         --                  686.7           (f)               686.7
Goodwill amortization .............................         --                   44.4           (h)                44.4
Operating and administrative ......................      365.2                 (365.2)          (g)                  --
Salaries and wages ................................      298.6                 (298.6)          (g)                  --
Goodwill amortization, depreciation
     and other expenses ...........................       78.9                  (78.9)       Sum of (h)              --
                                                        ------               --------                          --------
     Operating expenses ...........................      742.7               $  787.2                           1,529.9
                                                        ------               --------                          --------
     Income before provision for income taxes .....      249.3                     --                             249.3
Provision for income taxes ........................       91.5                     --                              91.5
                                                        ------               --------                          --------
     Net income ...................................     $157.8                     --                          $  157.8
                                                        ======               ========                          ========

----------
(a) Finance assets held for investment has been reclassified to the line items Commercial loans, Lease receivables, Reserve for credit losses and Other assets (relating to interests in securitized receivables).

(b) Rental receivables, net, has been reclassified to the line item Lease receivables.

(c) Investment in affiliated companies, Accounts receivable, prepaids and other, and Property and equipment, net have been reclassified to the line item Other assets.

(d) Future income tax asset has been reclassified to the line item Deferred federal income taxes.

(e) Debt has been reclassified to the line items Commercial paper, Variable rate senior notes and Fixed rate senior notes.

(f) Net finance and rental income has been reclassified to the line items Finance income, Interest expense, Fees and other income, Provision for credit losses, and Depreciation on operating lease equipment.

(g) Operating and administrative and Salaries and wages have been reclassified to the line item Salaries and general operating expenses.

(h) Goodwill amortization, depreciation and other expenses have been reclassified to the line items Salaries and general operating expenses (relating to depreciation on property and equipment and the amortization of other intangibles) and Goodwill amortization.

(i) Securitization gains and Syndication fees have been reclassified to the line item Fees and other income.

(j) Gain on sale of finance assets has been reclassified to Fees and other income.

(k) Fees and other income has been reclassified to the line items Gain on sale of automobile fleet leasing businesses and Gain on extinguishment of derivative financial instruments.

                               THE CIT GROUP, INC.
                         AND NEWCOURT CREDIT GROUP INC.

                     Notes to Unaudited Pro Forma Condensed
                 Consolidated Financial Statements--(Continued)
              As of and for the Six Months Ended June 30, 1999 and
                      For the Year Ended December 31, 1998

(l) The unaudited consolidated financial statements of Newcourt as of and for the six months ended June 30, 1999 and the audited consolidated statement of income for the year ended December 31, 1998, were prepared in accordance with Canadian GAAP. Financial statements for Newcourt prior to January 1, 1999 were reported in Canadian dollars. On January 1, 1999, Newcourt changed its reporting currency to U.S. dollars. The primary differences between Canadian and U.S. GAAP, as they relate to Newcourt's financial statements, are the accounting treatment of securitizations and restructuring charges. For the purposes of these unaudited pro forma condensed consolidated financial statements (presented in U.S. dollars as described in Note 1(b)), adjustments have been made to the balance sheet and income statements of Newcourt as of and for the six months ended June 30, 1999 and for the year ended December 31, 1998 to conform them to U.S. GAAP. The 1998 adjustments are presented in Note 21 to the audited consolidated financial statements included in Newcourt's Form 6-K for the year ended December 31, 1998. The adjustments for the six months ended June 30, 1999 have been provided by Newcourt management. The adjustments are summarized in the following table.

                                                                For the Six Months         For the Year
Income Statement:                                              Ended June 30, 1999    Ended December 31, 1998
----------------                                               -------------------    -----------------------
(in millions of U.S. dollars)
-----------------------------
Net income as reported under Canadian GAAP ..................         $ 97.7                    $198.2

Differences in accounting for securitization
  transactions (net of income taxes of $1.1 for the six
  months ended June 30, 1999 and $7.1 for the year
  ended December 31, 1998) ..................................           (4.0)                     (9.8)

Differences in accounting for Restructuring Charge
  (net of income taxes of $11.3 for the six months
  ended June 30, 1999 and $19.5 for the year ended
  December 31, 1998) ........................................          (14.8)                    (25.6)

Other (net of income taxes of $6.7 for the six months
  ended June 30, 1999 and $1.6 for the year ended
  December 31, 1998) ........................................           (9.6)                     (5.0)
                                                                      ------                    ------
Net income, as reported under U.S. GAAP .....................         $ 69.3                    $157.8
                                                                      ======                    ======

At June 30, 1999 the cumulative effect of the difference between Canadian and U.S. GAAP resulted in a decrease in Retained earnings of $42.0 million, which was recorded as a decrease of $76.3 million to Accounts receivable, prepaids and other and an increase to the Future income tax asset of $34.3 million.

                       INFORMATION CONCERNING THE MEETINGS

CIT

      CIT is mailing this Joint Proxy Statement and the CIT proxy card to CIT Stockholders on or about September 23, 1999. They are furnished in connection with the solicitation of proxies by the CIT Board of Directors for use at the CIT Stockholders Meeting. In addition, CIT may also solicit proxies by telephone, telegram or personal interview by its regular employees. CIT has retained D. F. King & Company, Inc. on customary terms and at a fee estimated not to exceed US$1,500, plus reasonable expenses, to assist in soliciting proxies. The cost of such solicitation shall be borne by CIT. CIT will also reimburse brokers or other persons holding stock in their names or in the names of their nominees for their reasonable expenses in forwarding proxy material to beneficial owners of stock, in accordance with SEC and New York Stock Exchange rules.

      All duly executed proxies received prior to the meeting will be voted in accordance with the choices specified. If no choice has been specified in a duly executed proxy as to any matter or any other business that may properly come before the meeting, the proxy will be voted in favor of such matter in the discretion of the persons named in the proxy. A CIT Stockholder giving a proxy may revoke a proxy at any time before it is voted at the meeting by filing an instrument revoking the proxy with the Corporate Secretary of CIT, at CIT's address shown, by delivering a duly executed proxy bearing a later date or by appearing at the CIT Stockholders Meeting and voting in person. However, if you instructed a broker on how to vote your shares, you must follow directions received from your broker to change your vote.

      As of the CIT Record Date, there were 161,209,826 shares of CIT Common Stock outstanding and entitled to vote. Each holder of record of CIT Common Stock is entitled to one vote per share on each matter presented for a vote of stockholders. A quorum for transaction of business at the CIT Stockholders Meeting is a majority of the outstanding shares of CIT Common Stock, present in person or by proxy. Shares represented by proxies that reflect abstentions and shares referred to as "broker non-votes" (i.e., shares held by brokers or nominees for which instructions have not been received from the beneficial owners or persons entitled to vote that the broker or nominee does not have discretionary power to vote on a particular matter) are included in the computation of a quorum.

      With respect to amendments to CIT's Certificate of Incorporation, broker non-votes and abstentions will have the same effect as votes cast against such proposal. With respect to the Stock Issuance Proposal and the proposals to approve the Long-Term Equity Compensation Plan, the Transition Option Plan and an amendment to the Employee Stock Purchase Plan, abstentions will have the same effect as a vote cast against the proposal, and broker non-votes will have no effect on the outcome of the vote.

      DKB, which owns approximately 44% of the outstanding CIT Common Stock, has agreed, subject to certain conditions, to vote its shares of CIT Common Stock in favor of the Stock Issuance Proposal in accordance with the terms of the Voting Agreement entered into between DKB, CIT and Newcourt. See "The Transaction - Agreements to Support the Transaction - Voting Agreements" on page 82.

      The following table indicates the votes required to approve each of the proposals to be presented at the CIT Stockholders Meeting:

                Proposal                                                     Approval Required
                --------                                                     ----------------
Stock Issuance Proposal .................................a majority of the shares present in person or by proxy at the CIT Stockholders Meeting
Amendments to Certificate of Incorporation ..............a majority of outstanding shares of CIT Common Stock
Long-Term Equity Compensation Plan ......................a majority of the votes cast at the CIT Stockholders Meeting
Transition Option Plan ..................................a majority of the votes cast at the CIT Stockholders Meeting
Amendment to the Employee Stock Purchase
  Plan ..................................................a majority of the votes cast at the CIT Stockholders Meeting

 Newcourt

      This Joint Proxy Statement accompanies the Notice of the Newcourt Shareholders Meeting to be held on October 26, 1999, and is furnished in connection with the solicitation by the management of Newcourt of proxies for use at the Newcourt Shareholders Meeting. The solicitation will be primarily by mail, but proxies may also be solicited by regular employees of Newcourt. In addition, Newcourt has retained Georgeson Shareholder Communications, Inc. on customary terms and at a fee estimated not to exceed C$70,000, plus out-of-pocket expenses, to assist in soliciting proxies in Canada and the United States. The cost of such solicitation will be borne by Newcourt. Newcourt will provide proxy materials to brokers, custodians, nominees and fiduciaries and request that such materials be promptly forwarded to the beneficial owners of Newcourt Common Shares registered in the names of such brokers, custodians, nominees and fiduciaries.

      Newcourt Shareholders should fill in, date, sign and return the accompanying form of proxy for use at the Newcourt Shareholders Meeting, whether or not they are able to attend personally. The form of proxy will not be valid unless it is completed and either mailed to the Secretary of the Corporation c/o Montreal Trust Company of Canada, 151 Front Street West, Eighth Floor, Toronto, Ontario M5J 5N1, or delivered to Montreal Trust Company of Canada, 151 Front Street West, Eighth Floor, Toronto, Ontario M5J 5N1 (Attention: Proxy Department), in either case, at any time up to 5:00 p.m. (Toronto time) on October 25, 1999 or, if the Newcourt Meeting is adjourned or postponed, on the business day prior to the time of such adjourned or postponed Newcourt Shareholders Meeting, deposited with the scrutineers of the Newcourt Shareholders Meeting (to the attention of the Chairman of the Meeting), prior to the commencement of the Newcourt Shareholders Meeting on the day of the meeting, or on the day of the adjournment or postponement of such meeting. Failure to so deposit or present a proxy may result in its invalidation. Facsimile delivery to Montreal Trust Company of Canada at (416) 981-9800 is acceptable. Newcourt, in its discretion and without notice, may waive the time limit for depositing proxies prior to the Newcourt Shareholders Meeting. In the absence of any instructions on the proxy, such shares will be voted at the Newcourt Shareholders Meeting in favor of the Arrangement Resolution.

      The Newcourt form of proxy confers discretionary authority with respect to amendments or variations to the matters identified in the Notice of the Newcourt Shareholders Meeting and other matters that may properly come before the Newcourt Shareholders Meeting.

      A Newcourt Shareholder who has submitted a proxy may revoke it at any time prior to the exercise thereof. If a person who has given a proxy attends the Newcourt Shareholders Meeting in person, that person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing executed by the shareholder or his, her or its attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized, and deposited either to the attention of the Corporate Secretary at the registered office of Newcourt at any time up to and including the last business day before the Newcourt Shareholders Meeting at which the proxy is to be used, or with the Chairman of the Newcourt Shareholders Meeting on the day of such Meeting prior to the start of such Meeting. A Newcourt Shareholder who has instructed a broker to vote their shares must follow the directions received from the broker in order to revoke their proxy.

      At the Newcourt Record Date there were 148,508,329 outstanding Newcourt Common Shares entitled to be voted at the Newcourt Shareholders Meeting. Each shareholder is entitled to one vote on all matters to come before the Newcourt Shareholders Meeting for each Newcourt Common Share registered in the shareholder's name in the list of holders of Newcourt Common Shares prepared as of the Newcourt Record Date, unless a person has transferred shares after such date and the new holder of such shares establishes proper ownership and makes a request not later than 5:00 p.m. (Toronto time) on October 15, 1999 to the Corporate Secretary of Newcourt to be included in the list of holders of Newcourt Common Shares eligible to vote at the Newcourt Shareholders Meeting.

      The quorum required at the Newcourt Shareholders Meeting shall be at least two persons present in person or by proxy and holding or representing at least 51% of the Newcourt Common Shares.

      To the knowledge of Newcourt, at September 20, 1999, the following persons, owned beneficially, either directly or indirectly, or exercised control or direction over, Newcourt Common Shares carrying more than 10% of the aggregate votes attached to the Newcourt Common Shares:

                                                         Number of       % of Total Issued and
                                                         Newcourt         Outstanding Newcourt
       Shareholder                                     Common Shares         Common Shares
       -----------                                     --------------    ---------------------
Alliance Capital Management and its affiliates ......    26,767,585               18.03%
Hercules Holdings (UK) Limited ......................    17,633,857               11.88%
AIC Group of Funds ..................................    16,712,180               11.25%

      Additionally, as of September 20, 1999, CIBC owned 14,067,962 Newcourt Common Shares, representing 9.47% of the Newcourt Common Shares outstanding as of September 20, 1999.

      The directors and senior executive officers of Newcourt as a group beneficially owned in the aggregate, directly or indirectly, 8,191,810 Newcourt Common Shares, representing 5.5% of the Newcourt Common Shares outstanding as of September 20, 1999.

      Subject to any further order of the Superior Court of Justice (Ontario), the Arrangement Resolution must be approved by the affirmative vote of at least 66 2/3% of the votes actually cast thereon by the holders of Newcourt Common Shares present either in person or by proxy at the Newcourt Shareholders Meeting.

      CIBC, Hercules and certain members of Newcourt's senior management have agreed to vote their Newcourt Common Shares in favor of the Arrangement Resolution, subject to and in accordance with the terms of the Voting Agreements entered into between such persons and CIT. See "The Transaction - Agreements to Support the Transaction - Voting Agreements" on page 82.

                          DESCRIPTION OF THE COMPANIES

Summary of CIT's Business

      CIT is a leading diversified finance company offering commercial and consumer financing secured by various types of collateral. CIT operates almost exclusively in the United States and markets its products and services to smaller, middle-market and larger businesses and to individuals through a nationwide distribution network. CIT has been in business since 1908 and is recognized as a leader in many of the markets it serves. CIT believes that its strong credit risk management expertise and long-standing commitment to its markets and customers provide CIT with a competitive advantage.

      CIT operates through three business segments: equipment financing and leasing, commercial finance and consumer. Each segment operates through strategic business units described below:

Business Unit                           Products
-------------                           ---------------

Equipment Financing and Leasing

   Equipment Financing                  Secured loans, leases, revolving lines
                                        of credit, operating leases, sale and
                                        leaseback arrangements, vendor financing and specialized wholesale and retail financing for distributors and manufacturers.

   Capital Finance                      Customized leasing and secured
                                        financing, including operating leases,
                                        single investor leases, equity portions
                                        of leveraged leases, sale and leaseback
                                        arrangements, as well as loans secured
                                        by equipment relating primarily to
                                        end-users of commercial aircraft and
                                        railcars.

Commercial Finance

   Commercial Services                  Domestic and international customized
                                        credit protection, lending and
                                        outsourcing services that include
                                        working capital and term loans,
                                        factoring, receivable management
                                        outsourcing, bulk purchases of accounts
                                        receivable, import and export financing
                                        and letter of credit programs.

   Business Credit                      Senior revolving and term loans secured
                                        by accounts receivable, inventories and
                                        fixed assets to middle-market and
                                        larger-sized companies, primarily for
                                        growth, expansion, acquisitions,
                                        refinancings and debtor-in-possession
                                        and turnaround financings.

   Credit Finance                       Revolving and term loans to
                                        smaller-sized and middle-market
                                        companies secured by accounts
                                        receivable, inventories and fixed
                                        assets, for working capital,
                                        refinancings, acquisitions, leveraged
                                        buyouts, reorganizations,
                                        restructurings, turnarounds and Chapter
                                        11 financing and confirmation plans.

Consumer

   Consumer Finance                     Fixed and variable rate closed-end loans
                                        and variable rate lines of credit,
                                        secured by first or second liens on
                                        detached, single family residential
                                        properties.

   Sales Financing                      Nationwide retail financing for the
                                        purchase of new and used recreation
                                        vehicles, manufactured housing,
                                        recreational boats, and wholesale
                                        inventory financing directly to
                                        manufactured housing, recreational boat
                                        and recreation vehicle dealers.

Other

   Equity Investments                   Equity and convertible debt investments
                                        in merger and acquisition transactions
                                        and private equity and equity-related
                                        securities, particularly in the life
                                        sciences, information technology,
                                        communications, and consumer products
                                        industries.

      See CIT's Annual Report on Form 10-K incorporated by reference in this Joint Proxy Statement to learn more about CIT.

Summary of Newcourt's Business

      Newcourt is one of the world's largest independent, non-bank financial services companies. Newcourt originates, sells, co-invests in and manages asset-based financings. Newcourt originates the financing of a broad range of equipment and capital assets by way of secured loans, conditional sales contracts and financial leases.

      Newcourt has organized its activities and operations around three core businesses: (1) Newcourt Financial; (2) Newcourt Capital; and (3) Newcourt Services. Newcourt Financial, the commercial finance business, provides asset-based financing for a variety of equipment to vendors and customers. Newcourt Capital, the corporate finance business, provides structured corporate finance to a growing number of international clients, including major corporations, governments and agencies. Newcourt Services, the administrative unit, is responsible for managing the capital structure of the company and for providing control and support services to Newcourt Financial and Newcourt Capital.

      Newcourt Financial offers its asset-based sales and inventory financing services through select strategic relationships with equipment manufacturers, dealers and distributors and certain professional associations and organizations. Newcourt Financial's strategy focuses on the creation, maintenance and enhancement of vendor programs ensuring its position as a premier provider of global asset-based financial products. Newcourt Financial focuses on the following sectors:

      o Transportation and Industrial Finance -- provides inventory and term financing in North America in the transportation, construction and industrial leasing marketplaces;

      o Technology Finance -- provides direct and vendor financing in North America to manufacturers, distributors and resellers of information technology hardware and software and to their customers;

      o Telecommunications Finance -- provides vendor financing in North America to the telecommunications industry under an exclusive international vendor program with Lucent Technologies, Inc.;

      o Business Finance -- provides asset-based sales and inventory financing to vendors and customers in the commercial, industrial, health care and retail finance markets in North America;

      o Specialty Finance -- provides a variety of financial products to the small business and health care markets in North America through micro-balance leasing, government supported (SBA and SBLA) programs and intermediary financial services; and

      o International/Joint Ventures and Operations -- provides specialized support in Europe, Asia/Pacific and Latin America for Newcourt's established vendor programs and develops and manages dedicated joint venture structures.

      Newcourt Capital is the corporate finance business which provides asset-based financing for high value assets and related advisory services to equipment manufacturers, corporate clients, governments and public sector agencies. Newcourt Capital focuses on the following sectors:

      o Aerospace Finance -- provides financial services in Canada, the United States and Europe to both the commercial aviation market, with an emphasis on the regional airline industry, and the general aviation market, with an emphasis on the corporate aircraft and helicopter market segments;

      o Rail Finance -- provides financing and advisory services to railroads and industrial rail shippers in Canada and the United States;

      o Public Sector Finance -- provides financing and advisory services in Canada, the United Kingdom and internationally to governments, public sector agencies and corporate clients in the infrastructure and institutional health care sectors;

      o Project Finance -- provides limited or non-recourse project-specific financing for institutional and corporate clients in North America and the United Kingdom;

      o Structured Finance -- provides structured financing services in Canada, the United States and Europe, including cross-border leases, single investor leases, synthetic leases and off-balance sheet financings;

      o Media and Communications Finance -- provides debt financing services to the communications market and various media sectors in North America; and

      o Principal Finance -- provides financing in North America for acquisitions, buy-outs and recapitalizations which are done in conjunction with existing management teams and/or established financial buyers of companies.

      If you want to learn more about Newcourt, see Newcourt's Renewal Annual Information Form dated May 14, 1999 included in Newcourt's Annual Report on Form 40-F for the year ended December 31, 1998, Newcourt's audited consolidated financial statements at and for the year ended December 31, 1998, filed on Form 6-K with the SEC, and Newcourt's unaudited consolidated financial statements at and for the six months ended June 30, 1999, filed on Form 6-K with the SEC, each of which is incorporated by reference in this Joint Proxy Statement. The Renewal Annual Information Form and such consolidated financial statements are also available through the SEDAR website (at www.SEDAR.com) maintained by the Canadian securities regulatory authorities.

                   THE COMBINED COMPANY AFTER THE TRANSACTION

The Transaction -- General

      Upon completion of the Transaction, CIT will continue to be a corporation organized under the Delaware General Corporation Law, and its principal executive office will continue to be located at 1211 Avenue of the Americas, New York, New York 10036 (telephone number (212) 536-1390). After the completion of the Transaction, CIT (through Newco and Exchangeco) will own all of the voting securities of Newcourt, which will continue to be a corporation governed by the Business Corporations Act (Ontario). Newcourt's registered office will continue to be located at Newcourt Centre, 207 Queens Quay West, Suite 700, P.O. Box 827, Toronto, Ontario, M5J 1A7 (telephone number (416) 507-2400).

      Following the Closing, CIT may cause Newcourt to transfer all or some of Newcourt's businesses and operations to CIT or its other subsidiaries. CIT currently intends to transfer, following the Effective Date, all of the issued and outstanding common shares of Newcourt Credit Group USA Inc., through a series of transactions, to CIT so that Newcourt Credit Group USA Inc. will no longer be a subsidiary of Newcourt. Such transfer is intended to achieve tax efficiencies for the combined company. See "The Transaction - The Reorganization Agreement - Agreements Relating to Certain Additional Transactions" on page 82.

Management

Directors

      Upon completion of the Transaction, the CIT Board of Directors will be increased to 16 members. Twelve directors will be selected by the CIT Board of Directors, of whom two will be designated by DKB. The remaining four directors will be selected by the Newcourt Board of Directors, of whom one may be designated by CIBC and one will be designated by Hercules. CIT has designated Messrs. Albert R. Gamper, Jr., Daniel P. Amos, Anthea Disney, William M. O'Grady, Joseph A. Pollicino, Paul N. Roth, Peter J. Tobin and Alan F. White to remain as directors of CIT after the Transaction. DKB has designated Messrs. Hisao Kobayashi and Keiji Torii to remain as directors of CIT after the Transaction. Newcourt has designated David F. Banks, Newcourt's current Chairman, to become a director of CIT after the Transaction. If within two years after the Transaction, any Newcourt designee ceases to serve as a director, or either or both of CIBC or Hercules ceases to have the right to designate a director, then the remaining Newcourt designees then serving on the CIT Board of Directors will designate a successor director, subject to the concurrence of CIT.

      For information concerning the persons currently serving on the CIT Board of Directors or the Newcourt Board of Directors see "Incorporation of Certain Documents by Reference" on page 141.

Officers

      Upon completion of the Transaction, Albert R. Gamper, Jr., currently the President and Chief Executive Officer of CIT, will remain the President and Chief Executive Officer of the combined company and David F. Banks, currently Chairman of Newcourt, will become non-executive Vice-Chairman of CIT. Messrs. Bradley Nullmeyer, David McKerroll and David Sharpless, each of whom are executive officers of Newcourt, have entered into employment agreements with CIT. The new CIT Board of Directors will designate the officers of CIT following the completion of the Transaction.

Integration of Operations

      CIT and Newcourt believe that the Transaction represents an excellent opportunity to create a commercial financing company that will enjoy benefits of increased size and geographic scope, a more diversified asset base, more diversified funding sources and improved positioning to take advantage of opportunities for growth.

      CIT and Newcourt have created a joint transition team whose goals include the smooth integration of the two companies. The principal benefits of the transaction are related to increased size, increased diversification of assets and greater financial strength. Within two years after the Transaction, CIT and Newcourt also expect to achieve annual cost savings of US$150 million compared to current operating levels. These savings are expected to be achieved primarily through reduced general and administrative expenses resulting from the consolidation of corporate overhead, systems, marketing, back-office facilities and personnel. There is no assurance that all of the anticipated cost savings are achievable or that the cost savings that are realized will not be offset by increases in other costs.

      A preliminary Restructuring Charge estimate of US$200 million has been made for costs related to the completion of the Transaction, including transaction costs, severance and operational redundancies. The size of the Restructuring Charge is based upon currently available information and is subject to change. See "Unaudited Pro Forma Financial Information on a Combined Basis" on page 27.

Principal Holders of CIT Common Stock After the Transaction

      Based on DKB's ownership of 71,000,000 shares of CIT Common Stock as of the date of this Joint Proxy Statement, DKB will be the beneficial owner of approximately 27% of the aggregate outstanding shares of CIT Common Stock and the Exchangeable Shares (considered as one class) following the completion of the Transaction.

      On August 20, 1999, DKB, The Fuji Bank, Limited ("Fuji") and The Industrial Bank of Japan, Limited ("IBJ") announced an agreement to consolidate the three banks' operations under a holding company to be established. Such consolidation is subject to regulatory and shareholder approvals. The President and Chief Executive Officer of each of IBJ and Fuji will serve as Chairmen and Co-Chief Executive Officers of such holding company and the President and Chief Executive Officer of DKB will be the President and Co-Chief Executive Officer of such holding company. The specific details of the consolidation have not yet been determined.

      Newcourt's principal holders own, as of the date of this Joint Proxy Statement, the following number of Newcourt Common Shares and, assuming they own no other shares of CIT Common Stock, will be the beneficial owners of the following percentage of the aggregate outstanding shares of CIT Common Stock and Exchangeable Shares (considered as one class) following the completion of the
Transaction:

                   Number of     Number of Shares of           % of CIT
                   Newcourt       CIT Common Stock            Common Stock
Shareholder      Common Shares  and Exchangeable Shares  and Exchangeable Shares
-----------      -------------  -----------------------  -----------------------
Alliance ......   26,767,585          18,737,309                 7.05%
Hercules ......   17,633,857          12,343,700                 4.65%
AIC ...........   16,712,180          11,698,526                 4.40%
CIBC ..........   14,067,962           9,847,573                 3.71%

      To the knowledge of CIT and its directors and officers, there are no CIT Stockholders other than DKB who, had the Transaction occurred on September 20, 1999, would beneficially own in excess of 5% of the outstanding shares of CIT Common Stock and the Exchangeable Shares (considered as one class). To the knowledge of Newcourt and its directors and officers, there are no Newcourt Shareholders other than Alliance who, had the Transaction occurred on September 20, 1999, would beneficially own, directly or indirectly, in excess of 5% of the outstanding shares of CIT Common Stock and the Exchangeable Shares (considered as one class) following the completion of the Transaction.

Independent Accountants

      KPMG LLP is currently the independent accountants of CIT and will be the independent accountants of CIT and its subsidiaries, including Newcourt, after completion of the Transaction.

Transfer Agents and Registrars

      Montreal Trust Company of Canada, at its principal offices in Toronto, Montreal and Vancouver, will be the transfer agent and registrar for the Exchangeable Shares. The Bank of New York, at its office in New York, New York, will be the transfer agent and registrar for the CIT Common Stock, and Montreal Trust Company of Canada, at its principal offices in Toronto, Montreal and Vancouver, will be the Canadian transfer agent and registrar for the CIT Common Stock.

                                 THE TRANSACTION

Background of the Transaction

      The acquisition by Newcourt of AT&T Capital Corporation in January 1998 markedly increased Newcourt's customer base, product line and geographic reach, and provided an expanded platform for Newcourt's future growth. Recognizing the need to ensure Newcourt's continuing ability to meet its intensified growth requirements and related funding needs, and with a view to further diversifying its revenue sources and geographic base, Newcourt's management, with the support of the Newcourt Board of Directors, commenced an initiative in the summer of 1998 to identify and evaluate various long-term strategic alternatives to meet these goals. Newcourt's management identified a range of alternatives aimed at these goals as well as increasing Newcourt's credit rating, reducing its funding costs and expanding its business scale and scope. The alternatives considered by management included undertaking a significant public equity issuance, instituting extensive cost reduction initiatives and acquiring an interest in, selling an interest in Newcourt to, or otherwise combining with, a strategic partner. In late summer of 1998, the global credit markets were adversely affected by the Russian debt default and the Brazilian economic crisis. These events resulted in increased funding costs for Newcourt and temporary disruptions to Newcourt's access to funding in certain debt markets. As a result, management and the Newcourt Board of Directors decided to accelerate the evaluation and development of a proposal to achieve the foregoing goals.

      From time to time subsequent to Newcourt's acquisition of AT&T Capital Corporation, Albert R. Gamper, Jr., CIT's President and Chief Executive Officer, and Steven K. Hudson, Newcourt's Chief Executive Officer, had discussions on matters of common interest, including the possibility of establishing a relationship between CIT and Newcourt, although no proposals were made.

      In October 1998, the Newcourt Board of Directors established a Special Committee of the Newcourt Board of Directors (the "Special Committee") to review and consider any strategic alternative involving a business combination transaction proposed by Newcourt's management. The Special Committee was comprised of all of the independent members of the Newcourt Board of Directors. The Special Committee was advised on legal matters by Blake, Cassels & Graydon, acting in its capacity as counsel to the Special Committee. Blake, Cassels & Graydon also acted as Canadian counsel to Newcourt in connection with the Transaction.

      Newcourt subsequently engaged McKinsey & Company, Inc. as a consultant and Goldman Sachs and CIBC Wood Gundy (now known as CIBC World Markets) as financial advisors to assist Newcourt's management in connection with its review of strategic alternatives. After reviewing various strategic objectives and alternatives, Newcourt's management determined that the strategic combination alternative would provide Newcourt with the higher credit rating, reduced funding costs and increased business opportunities that Newcourt was seeking. Accordingly, Newcourt's management, with the assistance of its advisors, compiled a list of potential candidates for a strategic combination on the basis of various criteria, including the credit ratings of the candidate, the strategic and cultural fit between Newcourt and the candidate, the candidate's ability to finance a transaction and the likelihood of completing a transaction with the candidate.

      Commencing in late October, Newcourt began contacting candidates to determine their interest in making an investment in, or participating in a strategic combination with, Newcourt. As a result of those contacts, Newcourt discussed the possibility of such a transaction with various candidates throughout the end of 1998 and the beginning of 1999. During this period, Newcourt continued to analyze other alternatives for meeting its strategic objectives, most particularly a substantial public equity issuance combined with an extensive cost reduction program. Periodically during this time, representatives of Newcourt's management updated and advised the Special Committee regarding the status of management's review of strategic alternatives and its discussions with the various candidates for a strategic combination.

      Following reports in the press that discussions between Newcourt and a potential strategic investor had occurred, Mr. Gamper contacted Mr. Hudson to again explore the possibility of a transaction between the two companies. On February 11, 1999, Mr. Gamper and Mr. Hudson met to discuss the possibility of a combination. On February 19, 1999, members of senior management of Newcourt and CIT commenced discussions regarding such a combination. Shortly thereafter, members of senior management of Newcourt and CIT and their respective legal and financial advisors held a series of discussions regarding the terms of a definitive agreement, and representatives of each company conducted a due diligence examination of the other company. During this same period, counsel for Newcourt and counsel for CIT held several discussions concerning the terms of an Agreement and Plan of Reorganization (the "March Agreement"), which would provide for a fixed exchange ratio of 0.92 (the "Initial Exchange Ratio"), as well as related agreements.

      On March 3, 1999, the CIT Board of Directors met to discuss and review, with the assistance of CIT's legal and financial advisors and accountants, the potential transaction with Newcourt. Each of the directors had previously been made aware of the potential transaction and had discussed the transaction informally with Mr. Gamper and other members of CIT's management. At the March 3rd meeting, the CIT Board of Directors reviewed Newcourt's business, history, management and other characteristics, as well as the terms of the proposed transaction. Representatives of J.P. Morgan, CIT's financial advisor, reviewed financial information regarding CIT, Newcourt and the proposed transaction with the CIT Board of Directors. CIT's legal advisors reviewed with the CIT Board of Directors the terms of the draft March Agreement and related documents, and discussed with the CIT Board of Directors various legal and regulatory matters relevant to the transaction. After discussion, the CIT Board of Directors authorized CIT's management to continue negotiation of the transaction, subject to final board approval.

      At a meeting of the Special Committee held on March 3, 1999, senior management of Newcourt, together with the Special Committee's legal advisors and Newcourt's legal and financial advisors, reviewed with the Special Committee the discussions and contacts with CIT to date, the proposed financial and other terms of the transaction with CIT and the expected benefits of the proposed combination to Newcourt and its shareholders.

      On March 7, 1999, the CIT Board of Directors met again to consider the Newcourt transaction. Members of CIT's management discussed all material aspects of the transaction with the CIT Board of Directors. CIT's legal advisors reviewed the updated form of the March Agreement and related documents, and advised the Board as to the course of negotiations and as to related legal matters. Representatives of J.P. Morgan reviewed financial information concerning CIT, Newcourt and the proposed transaction, and delivered its opinion that, as of such date, and based upon and subject to the procedures followed, assumptions made, matters considered and limitations on the analysis undertaken, the Initial Exchange Ratio was fair to CIT from a financial point of view. Based upon the CIT Board of Directors' review of the definitive terms of the transaction, the opinion of J.P. Morgan and other relevant factors, the CIT Board of Directors, by unanimous vote, authorized and approved the execution and delivery of the March Agreement and related documents.

      On March 7, 1999, the Special Committee and the Newcourt Board of Directors each held meetings to discuss and review, with the assistance of their legal and financial advisors, the proposed terms of the March Agreement and related agreements. Newcourt's management confirmed to the Special Committee and the Newcourt Board of Directors that the results of its due diligence review of CIT were satisfactory. Representatives of each of Goldman Sachs and CIBC World Markets reviewed financial information concerning CIT, Newcourt and the proposed transaction. Each financial advisor rendered to the Special Committee and the Newcourt Board of Directors its opinion to the effect that, as of such date and based upon and subject to the matters stated in their respective opinions, the Initial Exchange Ratio was fair, from a financial point of view, to Newcourt Shareholders. After full discussion following the unanimous recommendation of the Special Committee, the Newcourt Board of Directors, by unanimous vote, authorized and approved the execution and delivery of the March Agreement and related agreements.

      Following the conclusion of the meetings of the CIT Board of Directors and Newcourt Board of Directors, the parties entered into the March Agreement, dated as of March 7, 1999.

      On May 5, 1999, Newcourt announced its financial results for the first quarter of 1999. Those results reflected first quarter earnings that were lower than had been anticipated by CIT and Newcourt and were below analysts' consensus expectations. On June 15, 1999, CIT and Newcourt announced that, as a result of such lower than expected earnings, CIT and Newcourt had initiated discussions to reassess Newcourt's earnings expectations. CIT and Newcourt also indicated in the June 15th announcement that the Initial Exchange Ratio could be reduced as a result of such discussions. Concurrently with the announcement, CIT and Newcourt amended the March Agreement to permit Newcourt to solicit alternative acquisition proposals during the reassessment period.

      During the reassessment period, CIT, assisted by CIT's financial advisors, engaged in a detailed financial and operating review of Newcourt with Newcourt's management and representatives of Newcourt's Board of Directors, including on-site due diligence of Newcourt. CIT re-examined Newcourt margins, securitizations, credit, lease residuals, core profitability and the outlook for Newcourt on both a business unit basis and on a consolidated basis.

      Also during the reassessment period, the CIT Board of Directors authorized retention of Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ") as an additional financial advisor to CIT for the purposes of evaluating the historical performance and the future prospects of Newcourt and its operations, advising CIT with respect to the terms of CIT's proposed combination with Newcourt and evaluating the fairness to CIT of the financial terms of any new or revised agreement that may be reached between CIT and Newcourt.

      As a result of that reassessment, CIT was of the view that Newcourt's 1999 and 2000 earnings would be below CIT's and analysts' consensus expectations prior to the entry into the March Agreement. CIT also concluded that Newcourt's origination platform remained strong, that Newcourt had excellent client relationships and vendor programs, that Newcourt's new business origination teams were capable and experienced and that Newcourt's business continued to generate strong fees.

      Following its completion of the reassessment, CIT advised Newcourt of CIT's view that it was not obligated to proceed with the transaction under the March Agreement in light of Newcourt's 1999 first quarter results and the results of the reassessment. However, CIT advised Newcourt that CIT continued to be interested in pursuing the acquisition of Newcourt at a fair price noting that Newcourt's business components fit well into CIT and that significant savings could be achieved through the integration of the two companies.

      Newcourt responded to CIT stating Newcourt's view that CIT was obligated to proceed in accordance with the terms of the March Agreement. However, in light of the risks and uncertainties associated with Newcourt's implementation of a stand-alone strategy and the prospect of protracted litigation between the parties concerning the March Agreement, and the other factors described under "Newcourt's Reasons for the Transaction" on page 53, in July 1999 the Newcourt Board of Directors directed its representatives to discuss with CIT's representatives revisions to the terms of the March Agreement.

      CIT management and representatives of the Newcourt Board of Directors, assisted by their respective financial and legal advisors, conducted several meetings and telephonic conferences in July 1999 to discuss potential revisions to the March Agreement. In particular, the parties discussed amending the Initial Exchange Ratio and modifying the conditions to closing the Transaction. Prior to and during the course of these discussions, the CIT Board of Directors, individually and at formal meetings, was periodically advised by CIT management, J.P. Morgan, DLJ and CIT's counsel as to the status of CIT's reassessment of Newcourt, the status of the discussions with representatives of the Newcourt Board of Directors and related matters. Also during the course of these discussions, representatives of the Newcourt Board of Directors who were participating in the discussions, together with Newcourt's legal and financial advisors, periodically advised the other members of the Newcourt Board of Directors, both individually and at meetings of the Board, with respect to the status of the discussions with management of CIT and its financial advisors and related matters.

      On July 22, 1999, the CIT Board of Directors met to discuss and review, with the assistance of CIT's legal and financial advisors, a proposed revised transaction with Newcourt. At the meeting, the CIT Board of Directors reviewed Newcourt's financial condition and earnings potential based upon CIT's reassessment. Representatives of J.P. Morgan and DLJ reviewed the financial information regarding CIT, Newcourt and the proposed revised transaction with the CIT Board of Directors. CIT's legal advisors reviewed with the CIT Board of Directors the terms of a draft Reorganization Agreement and related documents, analyzed the differences between such draft Reorganization Agreement and related documents and the March Agreement and related documents and discussed various legal and regulatory matters relevant to the transaction. Upon conclusion of that discussion, the CIT Board of Directors authorized CIT's management to continue negotiation of the proposed revised Transaction, subject to final Board approval.

      Prior to finalizing the terms of the Reorganization Agreement, members of the management of each of CIT and Newcourt met and reviewed the proposed combination with rating analysts from each of Standard & Poor's, Moody's and Duff & Phelps' in order to confirm the indicative ratings that would be assigned by each such entity to the debt of the combined company. Prior to the announcement of the Transaction, Newcourt's long-term, unsecured debt was rated BBB by Standard & Poor's, Baa3 by Moody's, A- by Duff & Phelps' and BBB+ by Fitch IBCA, Inc., and CIT's long-term, unsecured debt was rated A+ by Standard & Poor's, Aa3 by Moody's and AA- by Duff & Phelp's. Each of Standard & Poor's and Duff & Phelp's indicated that, assuming that the transaction was completed on the terms presented, the combined company's long-term debt rating would be the same as CIT's existing rating, and Moody's indicated that such long-term rating would likely be A1 or A2, representing a one-level or two-level downgrade from CIT's then current long-term credit rating.

      On August 3, 1999, the Special Committee and the Newcourt Board of Directors held meetings to discuss and review the proposed terms of the Reorganization Agreement, the Stock Option Agreement, the DKB Voting Agreement and related matters, including mutual releases between CIT and Newcourt and their respective directors, officers and significant shareholders and separation agreements between Newcourt and certain members of senior management of Newcourt. Newcourt's legal advisors reviewed the proposed terms of such agreements with the Special Committee and the Newcourt Board of Directors. Representatives of each of Goldman Sachs and CIBC World Markets reviewed financial information concerning CIT, Newcourt and the proposed revised transaction. Each of Goldman Sachs and CIBC World Markets indicated to the Newcourt Board of Directors that it was prepared to deliver its opinion, at the time of execution of the Reorganization Agreement, to the effect that as of the date of such opinion and based upon and subject to the matters stated therein, the Exchange Ratio is fair, from a financial point of view, to Newcourt Shareholders. After full discussion and following the unanimous recommendation of the Special Committee, the Newcourt Board of Directors, by unanimous vote, authorized and approved the execution and delivery of the Reorganization Agreement, the Stock Option Agreement, the DKB Voting Agreement and the related agreements, and determined to recommend that the Newcourt Shareholders vote in favor of the Arrangement Resolution.

      On August 4, 1999, the CIT Board of Directors met again to consider the revised Newcourt transaction. Members of CIT's management reviewed the transaction with the CIT Board of Directors. CIT's legal advisors reviewed the Reorganization Agreement and related documents, and advised the CIT Board of Directors as to the course of negotiations and as to related legal matters. Representatives of J.P. Morgan and DLJ reviewed financial information concerning CIT, Newcourt and the proposed transaction and delivered their respective opinions that, as of such time, and based upon and subject to the procedures followed, assumptions made, matters considered and limitations on the analysis undertaken, the Exchange Ratio was fair to CIT from a financial point of view. Based upon the CIT Board of Directors' review of the definitive terms of the transaction, the findings of CIT Management as to the reassessment of Newcourt, the foregoing opinions and other relevant factors, the CIT Board of Directors authorized and approved the execution of the Reorganization Agreement and related documents and determined to recommend that CIT Stockholders vote in favor of the Stock Issuance Proposal.

         Following the conclusion of the meetings of the CIT Board of Directors and Newcourt's Board of Directors, the parties entered into the Reorganization Agreement, the Stock Option Agreement and the Voting Agreements. CIT also entered into employment agreements with Messrs. McKerroll, Nullmeyer and Sharpless and obtained mutual releases with respect to employment agreements entered into with Messrs. McKerroll, Nullmeyer, Sharpless, Hudson and Moore in March 1999 in connection with the March Agreement. Each of CIT and Newcourt executed a full and unconditional release of all claims relating to the March Agreement.

Joint Reasons for the Transaction

      CIT and Newcourt believe that the Transaction represents an excellent opportunity to create a commercial financing company that will enjoy benefits of increased size and geographic scope, a more diversified asset base, more diversified funding sources and improved positioning to take advantage of opportunities for growth. The CIT Board of Directors and the Newcourt Board of Directors identified a number of potential benefits of the Transaction that they believe could contribute to the success of the combined company, including the following:

      Scale. After the Transaction is completed, the combined company will be the largest publicly held North American commercial financing company. Through its greater size and financial strength, the combined company should be able to compete more effectively for international business and acquisition opportunities than either company could independently. Through the consolidation of corporate overhead, systems, marketing, back office facilities, and personnel, the combined company expects to achieve certain efficiencies. See "The Combined Company After the Transaction Integration of Operations" on p. 45.

      Diversification. Newcourt contributes to the combined company its broad technology-based leasing business as well as its Canadian and overseas platforms for CIT's other businesses. CIT provides the combined company with diversified product lines in which Newcourt does not currently engage. The combined company will have a more diversified asset base and is expected to utilize each company's respective strengths more effectively. The extensive management experience, credit discipline, and origination platforms of the combined company will enable it to deliver a broader array of services to its existing and potential customers, with origination strength in the equipment and vendor finance, commercial finance and consumer finance markets.

      Funding Strength. The combined company is expected to benefit from more diversified liquidity sources, including broader access to the commercial paper, medium term note, securitization and syndication markets, as well as increased capitalization and liquidity of its common stock. The funding advantage due to CIT's higher debt ratings are anticipated to improve net margins.

CIT's Reasons for the Transaction; Recommendation of the CIT Board of Directors

      In deciding to approve and adopt the Reorganization Agreement, the CIT Board of Directors considered the factors described above under "Joint Reasons for the Transaction," as well as the opportunity for CIT Stockholders to participate in the potential growth of the combined company after the Transaction. The following are the material factors considered by the CIT Board of Directors:

            (1) the CIT Board of Directors' familiarity with and review of CIT's own business, operations, financial condition and earnings on an historical and prospective basis;

            (2) the current and prospective economic and competitive environment facing the financial services industry generally, including the rapid consolidation of the financial services industry. By increasing in size and scale, CIT will be able to compete more effectively, with leadership positions in key markets;

            (3) the belief that the Transaction is consistent with CIT's long term strategy to selectively acquire businesses that complement its existing core product base and that could not be replicated without significant time and expense. Newcourt's fast growing vendor finance business, which further diversifies CIT's product mix, creates cross-selling opportunities for CIT products to Newcourt's vendor finance customers and vice versa, provides an international platform for CIT product lines, and provides new opportunities resulting from existing strong vendor relationships, particularly in the computer technology and telecommunications sectors;

            (4) Newcourt's entrepreneurial culture and its development of an advanced origination platform that could be adapted to serve some of CIT's traditional business segments;

            (5) the opportunity to leverage CIT's existing infrastructure to create further operating efficiencies and to achieve an estimated annual pretax cost savings of US$150 million through, among other things, the elimination of duplicate efforts and redundancies in corporate overhead, IT systems and back office facilities;

            (6) the terms of the Reorganization Agreement and the Transaction, including the Exchange Ratio and the provision for a downward adjustment in the event that the Adjusted Shareholders Equity of Newcourt declines subsequent to June 30, 1999 as specified in the Reorganization Agreement;

            (7) the credit ratings of Newcourt and CIT and the indicative credit ratings of the combined company provided by certain credit rating agencies, and the anticipated effect of such credit ratings on CIT's and the combined company's access to, and cost of, funds;

            (8) the expectation that the Transaction will be accretive to earnings in the fourth quarter of 2000. Consideration was given to the potential impact of the Transaction on the financial position of CIT, including the dilutive impact on the earnings per common share in fiscal 1999 and 2000 as well as the expected capital generation to support projected growth. The CIT Board of Directors also considered that the combined company's ability to achieve such financial results is subject to various factors, including economic and business conditions, the ability to integrate the cultures and operations of both entities and to realize cost savings from the elimination of redundant functions, and the regulatory environment. As a result, there can be no assurance that the combined company can attain such financial results;

            (9) the fact that the CIT Board of Directors would consist of 16 members at the Effective Time. Twelve directors will be selected by the CIT Board of Directors, of whom two will be designated by DKB, and four directors will be selected by the Newcourt Board of Directors, of whom one may be designated by CIBC and one will be designated by Hercules;

            (10) the entry by Messrs. Nullmeyer, McKerroll and Sharpless into employment agreements with CIT to be effective as of the Effective Time (see "- Interests of Certain Persons in the Transaction" on page 72);

            (11) the releases to be obtained by CIT from employment agreements with certain members of senior management of Newcourt that were entered into in connection with the March Agreement;

            (12) the releases by Newcourt and certain related parties releasing CIT, DKB and certain related parties from liabilities arising in connection with the March Agreement;

            (13) the CIT Board of Directors' review, based in part on presentations by its financial advisors and CIT's management, of the business, operations, financial condition and earnings of Newcourt on an historical and prospective basis and of the combined company on a pro forma basis and the historical stock price performance of the Newcourt Common Shares, the resulting relative interest of CIT Stockholders and Newcourt Shareholders in the common equity of the combined company, and the potential impact of the Transaction on the market value of CIT Common Stock. In addition, the CIT Board of Directors was advised that the Transaction would be accounted for as a purchase and would result in a significant amount of goodwill;

            (14) the results of the due diligence investigation of Newcourt conducted by CIT's management;

            (15) the presentations of J.P. Morgan and DLJ to the CIT Board of Directors on August 4, 1999, the financial information reviewed by J.P. Morgan and DLJ on August 4, 1999, and the respective oral opinions of J.P. Morgan and DLJ rendered on August 4, 1999 and subsequently confirmed in writing, that, as of such date and based upon and subject to the procedures followed, assumptions made, matters considered and limitations on the analysis undertaken, the Exchange Ratio was fair to CIT from a financial point of view (see "- Opinions of Financial Advisors Opinions of CIT's Financial Advisors" on page 55);

            (16) the CIT Board of Directors' assessment, with the assistance of counsel, concerning the likelihood that CIT and Newcourt would obtain the Primary Approvals required for the Transaction without the imposition of materially adverse terms or conditions and within the time frame required by the Reorganization Agreement. In this regard, the CIT Board of Directors noted that the completion of the Transaction is conditioned upon
      (x) DKB not objecting, in its sole reasonable judgment, to any new conditions or restrictions imposed on DKB or its subsidiaries (other than CIT, Newcourt and their subsidiaries) under the terms of any U.S. or Canadian regulatory approval and (y) no Japanese regulatory authority imposing any requirement on DKB with respect to the Transaction that would reasonably be expected to have a material adverse effect on the business or financial condition of DKB and its subsidiaries (other than CIT, Newcourt and their subsidiaries), taken as a whole (see "- The Reorganization Agreement - Conditions to Closing" on page 78);

            (17) the likelihood that Newcourt would obtain the requisite approval of its shareholders for the Transaction, particularly in light of the Voting Agreements, which obligate CIBC, Hercules and certain members of Newcourt management to vote in favor of the Transaction at the Newcourt Special Meeting, subject to the conditions contained therein (see "- Agreements to Support the Transaction - Voting Agreements" on page 82);

            (18) the fact that, if Newcourt terminates the Reorganization Agreement under certain circumstances, Newcourt could be required to pay the termination fee of US$105 million to CIT and that the option granted pursuant to the Stock Option Agreement would become exercisable and that CIT would have the right to require Newcourt to repurchase such option for US$15 million; and

            (19) the terms of the Stock Option Agreement and the termination fee provisions of the Reorganization Agreement, including the possibility that the Stock Option Agreement and termination fee might discourage third parties from offering to acquire Newcourt by increasing the cost of such an acquisition (see "- Agreements to Support the Transaction - Stock Option Agreement" on page 83 and "- The Reorganization Agreement - Termination Fees" on page 81).

      The foregoing discussion of the information and factors considered by the CIT Board of Directors is not intended to be exhaustive but includes all of the material factors considered by the CIT Board of Directors. In reaching its determination to approve and recommend the Transaction, the CIT Board of Directors did not assign any relative or specific weights to the factors considered in reaching such determination, and individual directors may have given differing weights to different factors.

The CIT Board of Directors believes that the Transaction is in the best interests of CIT and its Stockholders. Accordingly, the CIT Board of Directors approved the Transaction and unanimously recommends that CIT Stockholders vote IN FAVOR OF the Stock Issuance Proposal.

Newcourt's Reasons for the Transaction; Recommendation of the Newcourt Board of Directors

      In deciding to approve and adopt the Reorganization Agreement, the Newcourt Board of Directors consulted with Newcourt's management and its legal and financial advisors and considered a number of factors. In addition to the factors described above under "Joint Reasons for the Transaction," the following include all of the material factors considered by the Newcourt Board of Directors in its decision to approve the Reorganization Agreement and the related agreements:

            (1) the Newcourt Board of Directors' familiarity with and review of Newcourt's own business, operations, financial condition and earnings on an historical and prospective basis;

            (2) the Newcourt Board of Directors' review of the business, operations, financial condition and earnings of CIT on an historical and a prospective basis and of the combined company on a pro forma basis, the historical stock price performance of the CIT Common Stock, the resulting relative interest of Newcourt Shareholders and CIT Stockholders in the common equity of the combined company, and the potential impact of the Transaction on the market value of CIT Common Stock. In this regard, the Newcourt Board of Directors was advised that the Transaction would be accounted for as a purchase and would result in a significant amount of goodwill;

            (3) the process conducted by Newcourt's management, with the assistance of its advisors, in exploring strategic alternatives available to Newcourt (see "- Background of the Transaction" on page 47);

            (4) the Newcourt Board of Directors' review of the strategic alternatives reasonably available to Newcourt, the range of possible values to Newcourt's shareholders obtainable through implementation of such alternatives, and the timing and likelihood of actually achieving such values, and the Newcourt Board of Directors' belief, based upon such review, that such alternatives ultimately were not likely to result in greater value for Newcourt's shareholders than the value to be realized in the Transaction. In this regard, the Newcourt Board of Directors considered, among other things, the risks and uncertainties associated with Newcourt's implementation of a stand-alone strategy, including uncertainties relating to Newcourt's ability to continue to generate and fund acceptable revenue growth, improved profitability and superior shareholder returns. In addition, the Newcourt Board of Directors believed that the realization of the potential benefits of other alternatives, particularly a substantial public equity issuance combined with an extensive cost reduction program, were less certain and would take longer to realize than the potential benefits of a strategic combination;

            (5) the risks and uncertainties associated with the costs, timing and outcome of any potential litigation with CIT concerning the March Agreement, and the comparative degree of certainty associated with the revised terms of the Transaction as set forth in the Reorganization Agreement;

            (6) the credit ratings of Newcourt and CIT and the indicative credit ratings of the combined company provided by certain credit rating agencies, and the anticipated effect of such credit ratings on Newcourt's and the combined company's access to, and cost of, funds;

            (7) the terms of the Reorganization Agreement and the Transaction, including (i) the removal of certain conditions precedent to closing contained in the March Agreement and (ii) the Exchange Ratio and the provision for a downward adjustment in the event that the Adjusted Shareholders' Equity of Newcourt declines subsequent to June 30, 1999 as specified in the Reorganization Agreement;

            (8) the fact that the CIT Board of Directors would consist of 16 members at the Effective Time. Twelve directors will be selected by the CIT Board of Directors, of whom two will be designated by DKB, and four directors will be selected by the Newcourt Board of Directors, of whom one may be designated by CIBC and one will be designated by Hercules;

            (9) the entry by Messrs. Nullmeyer, McKerroll and Sharpless into employment agreements with CIT to be effective as of the Effective Time (see "- Interests of Certain Persons in the Transaction" on page 72);

            (10) the current and prospective economic and competitive environment facing the financial services industry generally, and Newcourt in particular;

            (11) the anticipated cost savings and operating efficiencies available to the combined company from the Transaction, and the relative likelihood of the foregoing being achieved following completion of the Transaction (see "The Combined Company After the Transaction - Integration of Operations" on page 45);

            (12) the anticipated benefits available to the combined company from the Transaction, including the availability and diversity of funding sources and the diversification of product lines and relationships, client and vendor bases and industries;

            (13) the results of the due diligence investigation of CIT conducted by Newcourt's management;

            (14) the presentation of Goldman Sachs and CIBC World Markets to the Newcourt Board of Directors on August 3, 1999, including the written opinions of each of Goldman Sachs and CIBC World Markets, each dated as of August 5, 1999, as to the fairness, from a financial point of view, as of such date, of the Exchange Ratio to Newcourt Shareholders (see "- Opinions of the Financial Advisors - Opinions of Newcourt's Financial Advisors" on page 64);

            (15) the releases by CIT, DKB and certain related parties releasing Newcourt and certain related parties from liabilities arising in connection with the March Agreement;

            (16) the general impact that the Transaction may have on the constituencies served by Newcourt, including its customers, employees and communities;

            (17) the expectation that the Transaction would be tax deferred to Eligible Holders who elect to receive Exchangeable Shares in the Transaction. The Newcourt Board of Directors was advised that the Transaction would be taxable to U.S. holders of Newcourt Common Shares;

            (18) the Newcourt Board of Directors' assessment, with the assistance of counsel, concerning the likelihood that CIT and Newcourt would obtain the Primary Approvals required for the Transaction without the imposition of materially adverse terms or conditions and within the time frame required by the Reorganization Agreement. In this regard, the Newcourt Board of Directors considered that the completion of the Transaction is conditioned upon (x) DKB not objecting, in its sole reasonable judgment, to any new conditions or restrictions imposed on DKB or its subsidiaries (other than CIT, Newcourt and their subsidiaries) under the terms of any U.S. or Canadian regulatory approval and (y) no Japanese regulatory authority imposing any requirement on DKB with respect to the Transaction that would reasonably be expected to have a material adverse effect on the business or financial condition of DKB and its subsidiaries (other than CIT, Newcourt and their subsidiaries), taken as a whole (see "- The Reorganization Agreement - Conditions to Closing" on page 78);

            (19) the likelihood that CIT would obtain the requisite stockholder approval of the Stock Issuance Proposal, particularly in light of the DKB Voting Agreement, which obligates DKB to vote in favor of the Stock Issuance Proposal at the CIT Stockholders Meeting, subject to certain conditions contained therein (see "- Agreements to Support the Transaction
      - Voting Agreements" on page 82);

            (20) the fact that Newcourt has the right to terminate the Reorganization Agreement in the event that it enters into an agreement with a third party relating to the acquisition of Newcourt, provided that certain conditions are satisfied (see "- The Reorganization Agreement - Termination" on page 81). In this regard, the Newcourt Board of Directors noted that upon such termination, Newcourt would be required to pay the termination fee of US$105 million to CIT and that the Option granted pursuant to the Stock Option Agreement would become exercisable and that CIT would have the right to require Newcourt to repurchase such Option for US$15 million; and

            (21) the terms of the Stock Option Agreement and the termination fee provisions of the Reorganization Agreement, including the risk that the Stock Option Agreement and termination fee might discourage third parties from offering to acquire Newcourt by increasing the cost of such an acquisition, and recognizing that the execution of the Stock Option Agreement and inclusion of the termination fee provisions in the Reorganization Agreement was a condition to CIT's willingness to enter into the Reorganization Agreement (see "- Agreements to Support the Transaction - Stock Option Agreement" on page 83 and "- The Reorganization Agreement - Termination Fees" on page 81).

      The above discussion of the information and factors considered by the Newcourt Board of Directors is not intended to be exhaustive, but includes all of the material factors considered by the Newcourt Board of Directors. In deciding to approve and recommend the Transaction, the Newcourt Board of Directors did not assign any relative or specific weights to the factors considered in such decision, and individual directors may have given differing weights to different factors.

      The Newcourt Board of Directors believes the Transaction is fair to, and in the best interests of, Newcourt and the Newcourt Shareholders. The Newcourt Board of Directors unanimously recommends that the Newcourt Shareholders vote IN FAVOR OF the Arrangement Resolution.

Opinions of the Financial Advisors

Opinions of CIT's Financial Advisors

      J.P. Morgan. At the August 4, 1999 meeting of the CIT Board of Directors, J.P. Morgan gave its oral opinion to the CIT Board of Directors that, as of such date and based upon and subject to the various considerations set forth in its opinion, the exchange ratio pursuant to the Reorganization Agreement was fair from a financial point of view to CIT. J.P. Morgan confirmed its oral opinion in a written opinion, dated August 5, 1999, to the same effect. J.P. Morgan has updated its August 5, 1999 opinion by delivering its written opinion to the CIT Board of Directors, dated the date of this Joint Proxy Statement, to the same effect. No limitations were imposed by the CIT Board of Directors upon J.P. Morgan with respect to the investigations made or procedures followed by it in rendering its opinions.

      The full text of the updated opinion of J.P. Morgan, which sets forth among other things the assumptions made, matters considered and limits on the review undertaken by J.P. Morgan, is attached as Annex K to this document. This opinion should be read carefully and in its entirety. J.P. Morgan's written opinion is addressed to the CIT Board of Directors, is directed only to the Exchange Ratio pursuant to the Reorganization Agreement and does not constitute a recommendation to any CIT Stockholder as to how to vote with respect to the Transaction. The summary of the opinion of J.P. Morgan set forth in this document is qualified in its entirety by reference to the full text of such opinion.

      In rendering its updated opinion, J.P. Morgan reviewed, among other things:

      o     the Reorganization Agreement;

      o     a draft of this Joint Proxy Statement;

      o the audited financial statements of CIT and Newcourt for the fiscal year ended December 31, 1998, and the unaudited financial statements of CIT and Newcourt for the period ended June 30, 1999;

      o current and historical market prices of the CIT Common Stock and the Newcourt Common Shares;

      o various publicly available information concerning the business of Newcourt and CIT and of various other companies engaged in businesses comparable to those of Newcourt and CIT, and the reported market prices of various other companies' securities deemed comparable;

      o publicly available terms of various transactions involving companies comparable to Newcourt and CIT and the consideration received for such companies;

      o     the terms of other business combinations deemed relevant by J.P.
            Morgan;

      o relative comparisons of CIT and Newcourt on a variety of financial and market measures; and

      o various internal financial analyses and forecasts prepared by CIT and Newcourt and their respective managements.

      In addition, J.P. Morgan participated in discussions with certain members of the management of CIT and Newcourt with respect to various aspects of the Transaction, the past and current business operations of CIT and Newcourt, the financial condition and future prospects and operations of CIT and Newcourt, the effects of the Transaction on the financial condition and future prospects of CIT and Newcourt, and various other matters J.P. Morgan believed necessary or appropriate to its inquiry. J.P. Morgan reviewed such other financial studies and analyses and considered such other information as it deemed appropriate for the purposes of its opinion.

      In giving its opinion, J.P. Morgan relied upon and assumed, without independent verification, the accuracy and completeness of all information that was publicly available or that was furnished to it by CIT and Newcourt or otherwise reviewed by J.P. Morgan, and J.P. Morgan has not assumed any responsibility or liability therefor. J.P. Morgan has not conducted any valuation or appraisal of any assets or liabilities, nor have any such valuations or appraisals been provided to J.P. Morgan. In relying on financial analyses and forecasts provided to it, J.P. Morgan has assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management of CIT and Newcourt as to the expected future results of operations and financial condition of CIT and Newcourt. J.P. Morgan has also assumed that the Transaction will have the tax consequences described in this Joint Proxy Statement and in discussions with, and materials furnished to J.P. Morgan by, CIT, and the transactions contemplated by the Reorganization Agreement will be consummated as described in the Reorganization Agreement and this Joint Proxy Statement. J.P. Morgan relied as to all legal matters relevant to rendering its opinion upon the advice of counsel.

      The projections furnished to J.P. Morgan for CIT and Newcourt were prepared by the respective managements of each company. Neither CIT nor Newcourt publicly discloses internal management projections of the type provided to J.P. Morgan in connection with J.P. Morgan's analysis of the Transaction, and such projections were not prepared with a view toward public disclosure. These projections were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of management, including, without limitation, factors related to general economic and competitive conditions and prevailing interest rates. Accordingly, actual results could vary significantly from those set forth in such projections.

      J.P. Morgan's opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to J.P. Morgan as of, the date of such opinion. Subsequent developments may affect its opinion, and J.P. Morgan does not have any obligation to update, revise, or reaffirm such opinion. J.P. Morgan expressed no opinion as to the price at which CIT Common Stock will trade at any future time.

      In accordance with customary investment banking practice, J.P. Morgan employed generally accepted valuation methods in reaching its opinion. The following is a summary of the material financial analyses utilized by J.P. Morgan in connection with providing its opinion.

      CIT Pro Forma Transaction Analysis. J.P. Morgan analyzed the pro forma CIT earnings per share forecasts for 2000 and 2001 based upon CIT's future expectations for CIT's and Newcourt's business. The analysis showed, assuming transaction synergies phased in over two years, on an equivalent share basis, that the Transaction would be accretive to CIT's cash earnings per share in 2000 and to CIT's GAAP and cash earnings per share in 2001.

      Offer Valuation. J.P. Morgan reviewed the terms of the proposed Transaction, including the relationship between CIT's and Newcourt's stock prices and the aggregate transaction value. J.P. Morgan also reviewed the value of the consideration offered based upon CIT's closing price of $26.00 on August 3, 1999. This analysis indicated that the implied value of CIT's proposal was approximately $18.20 per share of Newcourt common stock. J.P. Morgan calculated that, based on CIT's proposal, Newcourt Shareholders would receive a premium of 19.3% to Newcourt's closing price of $15.25 on August 3, 1999, and a premium of 6.1% to Newcourt's managed assets as of June 30, 1999. J.P. Morgan further calculated the following multiples for CIT's proposal:

Newcourt basis                                            Multiples  Denominator
--------------                                             -------   -----------
1999 GAAP estimated earnings per share (CIT adjusted) ...   16.9x       $ 1.08
2000 GAAP estimated earnings per share (CIT adjusted) ...   15.0x       $ 1.21
2000 Cash estimated earnings per share (CIT adjusted) ...   12.0x       $ 1.51

Book value (June 30, 1999) ..............................   0.87x       $20.92
Tangible book value (June 30, 1999) .....................   1.46x       $12.48

      Newcourt's GAAP and cash earnings estimates for this analysis were based upon CIT's expectations for Newcourt's business.

      Finally, J.P. Morgan determined that CIT Stockholders would own approximately 61% of the combined company immediately following the Transaction.

      Contribution Analysis. J.P. Morgan reviewed and analyzed the relative contributions of both CIT and Newcourt to the combined entity.

      The following table illustrates the relative financial contribution by CIT to a combined CIT/Newcourt entity:

CIT basis                                                           Contribution
---------                                                           ------------
Managed finance assets (June 30, 1999) ...........................      56%
Owned finance receivables (June 30, 1999) ........................      65%
Common equity (June 30, 1999) ....................................      48%
Tangible equity (June 30, 1999) ..................................      57%
1998 GAAP net income .............................................      63%
1999 GAAP net income (CIT adjusted) ..............................      70%
2000 GAAP net income (CIT adjusted) ..............................      70%
1998 Cash net income .............................................      60%
1999 Cash net income (CIT adjusted) ..............................      66%
2000 Cash net income (CIT adjusted) ..............................      66%

      J.P. Morgan also reviewed the market value contributed by CIT and Newcourt to the pro forma entity for various time periods, including August 3, 1999. This analysis indicated that CIT contributed market value between 53% and 68% of the combined entities over the periods examined. J.P. Morgan compared the relative financial contribution by CIT and this range to the approximately 61% continuing ownership stake that CIT's stockholders would have in the combined company following the Transaction.

      Selected Transaction Analysis. J.P. Morgan examined recent transactions since 1997 which involved commercial and consumer finance companies. J.P. Morgan reviewed the following commercial finance transactions:

      Acquiror                                   Target
      --------                                   ------
      Heller Financial, Inc.                     HealthCare Financial Partners, Inc.
      Bay View Capital Corporation               Franchise Mortgage Acceptance Company
      Rabobank Nederland                         Tokai Financial Services Inc.
      The Finova Group Inc.                      Sirrom Capital Corporation
      Fleet Financial Group                      Sanwa Business Credit Corporation
      Newcourt Credit Group Inc.                 AT&T Capital Corporation
      TCF Financial Corporation                  Winthrop Resources Corporation
      Associates First Capital Corporation       Avco Financial Services Inc.

      J.P. Morgan also reviewed the following consumer finance transactions:

      Acquiror                                   Target
      --------                                   ------
      Washington Mutual Inc.                     Long Beach Financial Corporation
      Greenpoint Financial Corp.                 Headlands Mortgage Co.
      Household International, Inc.              Beneficial Corporation
      Conseco, Inc.                              Green Tree Financial Corporation
      First Union Corporation                    The Money Store Inc.
      Barnett Banks, Inc.                        Oxford Resources Corp.

      J.P. Morgan calculated the median multiples paid in these transactions and compared them to the terms offered by CIT for Newcourt:

                                        Commercial     Consumer
                                         finance       finance     CIT/Newcourt
                                       transactions  transactions   transaction
                                        -----------  ------------   ----------
      Price to:
      --------
       Book value ....................     2.11x         3.85x         0.87x
       Tangible book value ...........     1.92x         3.85x         1.46x
       Last 12 months' net income ....     21.6x         19.5x         16.0x
       Forward 12 months' net income .     17.9x         17.7x         15.7x

      Premium to:
      ----------
      Total managed assets ...........     15.8%         21.6%          6.1%
      Market price ...................     56.7%         35.9%         19.3%

      The basis for Newcourt's multiples reflects certain adjustments proposed to be made by CIT.

      Public Trading Multiples. Using publicly available information, J.P. Morgan compared selected financial data of Newcourt with similar data for selected publicly traded companies engaged in businesses which J.P. Morgan judged to be analogous to Newcourt. The companies selected by J.P. Morgan included three groups of comparable companies:

Large cap commercial                       Mid cap commercial
finance companies                          finance companies
-------------------                        ------------------
Associates First Capital Corporation       XTRA Corporation
The CIT Group, Inc.                        First Sierra Financial, Inc.
The Finova Group Inc.                      DVI, Inc.
GATX Corporation                           Financial Federal Corporation
Comdisco, Inc.                             Unicapital Corporation
Heller Financial, Inc.


Other financial
services companies
----------------
American Express Company
Capital One Financial Corporation
Conseco, Inc.
Greenpoint Financial Corp.
Household International, Inc.
MBNA Corporation
Metris Companies Inc.

         These companies, in particular the large cap commercial finance companies, were selected, among other reasons, because of their operating, organizational and overall business similarities with Newcourt. Based upon a review of such information, J.P. Morgan determined the following:

                                                  Large cap     Mid cap        Other
                                                 commercial    commercial     financial
                                                   finance       finance      services
      Price as a multiple of:                     companies     companies     companies   Newcourt
      -------------------                         ---------    ----------    ----------   ---------
        Book value .............................    2.11x         1.85x         5.55x       0.73x
        Tangible book value ....................    2.61x         1.85x         6.46x       1.22x
        1999 GAAP earnings per share ...........    12.5x         12.2x         18.0x       14.1x
        2000 GAAP earnings per share ...........    11.0x          9.5x         14.4x       12.6x
        Forward 12 month earnings per share ....    11.7x         10.4x         16.0x       13.3x

      1999, 2000 and forward 12 month GAAP earnings per shares for the peer companies were provided by I/B/E/S. I/B/E/S is a data service that monitors and publishes compilations of earnings estimates by selected research analysts. The 1999, 2000 and forward 12 month GAAP earnings estimates used for CIT were I/B/E/S estimates reported prior to the announcement of the March Agreement. The basis for Newcourt's multiples reflects certain adjustments made by CIT.

      Discounted Cash Flow Analysis. J.P. Morgan conducted a discounted cash flow analysis for the purpose of determining the equity value for Newcourt's Common Shares. J.P. Morgan calculated the free cash flows that Newcourt is expected to generate during fiscal years 1999 through 2004, based upon CIT adjusted financial projections. J.P. Morgan also calculated a range of terminal asset values of Newcourt at the end of the five-year period ending 2004 by applying a multiple of forward net income ranging from 10x to 14x to the estimate of Newcourt's 2005 net income. The free cash flows and the range of terminal asset values were then discounted to present values using a range of discount rates from 10% to 14%, which were chosen by J.P. Morgan based upon an analysis of market discount rates applicable to companies in the commercial finance sector. Based on management projections, a terminal forward net income multiple of 12x and a discount rate in a range from 10% to 14%, the analysis indicated a range of equity values of between $2.8 billion and $3.6 billion for 100% of Newcourt's common stock on a stand-alone basis. J.P. Morgan compared this range of equity values to the $2.7 billion transaction value implied by the exchange ratio offered by CIT for Newcourt.

      J.P. Morgan also performed a discounted cash flow analysis for the purpose of determining the present value of expected transaction synergies. These synergies were estimated by CIT to include cost savings and funding benefits. Based upon a discount rate of 12%, the present value of transaction synergies was estimated to be valued in excess of $1.5 billion.

      The summary set forth above is not a complete description of the analyses or data presented by J.P. Morgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. J.P. Morgan believes that the summary set forth above and their analyses must be considered as a whole and that selecting portions thereof, without considering all of its analyses, could create an incomplete view of the processes underlying its analyses and opinion. J.P. Morgan based its analyses on assumptions that it deemed reasonable, including assumptions concerning general business and economic conditions and industry-specific factors. The other principal assumptions upon which J.P. Morgan based its analyses are set forth above under the description of each such analysis. J.P. Morgan's analyses are not necessarily indicative of actual values or actual future results that might be achieved, which values may be higher or lower than those indicated. Moreover, J.P. Morgan's analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be bought or sold.

      As a part of its investment banking business, J.P. Morgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for estate, corporate and other purposes. J.P. Morgan was selected to advise CIT and deliver a fairness opinion with respect to the Transaction on the basis of such experience and its familiarity with CIT.

      For services rendered in connection with the Transaction and the delivery of its opinion, CIT has agreed to pay J.P. Morgan a fee of US$13.0 million, which J.P. Morgan has agreed to accept in the form of shares of CIT Common Stock. In addition, CIT has agreed to reimburse J.P. Morgan for its expenses incurred in connection with its services, including the fees and disbursements of counsel, and will indemnify J.P. Morgan against certain liabilities, including liabilities existing under the federal securities laws.

      J.P. Morgan and its affiliates maintain banking and other business relationships with CIT and Newcourt, for which it receives customary fees. In the ordinary course of their businesses, J.P. Morgan and its affiliates may actively trade the debt and equity securities of CIT or Newcourt for their own accounts or for the accounts of customers and, accordingly, they may at any time hold long or short positions in such securities.

      Donaldson, Lufkin & Jenrette Securities Corporation. At the August 4, 1999 meeting of the CIT Board of Directors, DLJ delivered its oral opinion, subsequently confirmed in a written opinion dated August 5, 1999 to the CIT Board of Directors, to the effect that, as of such date and based on and subject to the assumptions, limitations and qualifications set forth in such opinion, the Exchange Ratio was fair to CIT from a financial point of view. DLJ has confirmed its August 5, 1999 opinion by delivering its written opinion dated the date of this Joint Proxy Statement (the "DLJ Opinion") to the CIT Board of Directors to the same effect.

      The full text of the DLJ Opinion is attached hereto as Annex L. The summary of the DLJ Opinion set forth in this Joint Proxy Statement is qualified in its entirety by reference to the full text of the DLJ Opinion. Holders of CIT Common Stock are urged to read the DLJ Opinion carefully and in its entirety for the procedures followed, assumptions made, other matters considered and limits of the review by DLJ in connection with such opinion.

      The DLJ Opinion was prepared for the CIT Board of Directors and was directed only to the fairness from a financial point of view, as of the date thereof, of the Exchange Ratio. The DLJ Opinion does not address the relative merits of the Transaction or any other business strategies being considered by the CIT Board of

Directors, nor does it address the CIT Board of Directors' decision to proceed with the Transaction. The DLJ Opinion did not express an opinion as to the prices at which CIT Common Stock would actually trade at any time. The DLJ Opinion does not constitute a recommendation to any stockholder as to how such stockholder should vote on the proposed Transaction.

      CIT selected DLJ as its financial advisor because DLJ is an internationally recognized investment banking firm that has substantial experience in the financial services industry and in providing strategic advisory services. DLJ was not retained as an advisor or agent to the stockholders of CIT or any person other than CIT. As part of its investment banking business, DLJ is regularly engaged in the valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.

      In arriving at the DLJ Opinion, DLJ reviewed the Reorganization Agreement and reviewed financial and other information that was publicly available or furnished to DLJ by CIT and Newcourt including information provided during discussions with their respective managements. Included in the information provided during discussions with management were certain financial projections of Newcourt for the period beginning January 1, 1999 and ending on December 31, 2003 prepared by the management of Newcourt and adjusted by the management of CIT and certain financial projections of CIT for the period beginning January 1, 1999 and ending December 31, 2003 prepared by the management of CIT. From these financial projections, DLJ extrapolated projections for the one-year period ending December 31, 2004, which extrapolations were reviewed by management of CIT. In addition, DLJ compared certain financial and securities data of CIT and Newcourt with various other companies whose securities are traded in public markets, reviewed the historical stock prices and trading volumes of the common stock of Newcourt and CIT, reviewed prices and premiums paid in certain other business combinations and conducted such other financial studies, analyses and investigations as DLJ deemed appropriate for purposes of the DLJ Opinion.

      In rendering the DLJ Opinion, DLJ relied upon and assumed the accuracy and completeness of all of the financial and other information that was available to DLJ from public sources, that was provided to DLJ by CIT or Newcourt, or that was otherwise reviewed by DLJ. In particular, DLJ relied upon the estimates of the management of CIT as to the amount and timing of the operating synergies achievable as a result of the Transaction and upon DLJ's discussion of such synergies and the timing thereof with the management of CIT. With respect to the financial projections supplied to DLJ, DLJ relied on representations that they had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective managements of CIT and Newcourt as to the future operating and financial performance of CIT and Newcourt. With respect to the projections for the one-year period ending December 31, 2004, DLJ has assumed that the bases on which they were prepared do not materially differ from the best available estimates and judgments of the management of CIT for such period. DLJ did not assume any responsibility for making any independent evaluation of any assets or liabilities of CIT or Newcourt or for making any independent verification of any of the information reviewed by DLJ. DLJ relied as to certain legal matters on advice of counsel to CIT. In connection with the rendering of the DLJ Opinion, DLJ had the opportunity to conduct only limited due diligence on Newcourt.

      The DLJ Opinion was necessarily based on economic, market, financial and other conditions as they existed on, and on the information made available to DLJ as of, the date of the DLJ Opinion. The DLJ Opinion states that, although subsequent developments may affect the DLJ Opinion, DLJ does not have any obligation to update, revise or reaffirm its opinion.

      Included in the textual discussion below are summaries of certain statistical information presented in a tabular format. While these tables are presented for the purpose of clarity and ease of reference, they are not substitutes for, and must be read along with, all of the textual information appearing below.

      Summary of Financial Analyses Performed by DLJ.

      The following is a summary of the material financial analyses presented by DLJ to the CIT Board of Directors on August 4, 1999 in connection with the delivery of its opinion dated August 5, 1999. Unless otherwise indicated, all analyses discussed below assume a per share CIT Common Stock price of $26.75.

      Discounted Cash Flow Analysis. DLJ performed a discounted cash flow analysis on Newcourt to evaluate the Exchange Ratio, with and without considering the effects of any synergies related to the Transaction. In performing its analysis, DLJ relied on certain assumptions, financial forecasts and other information provided by the managements of Newcourt and CIT. DLJ calculated the estimated free cash flow based on earnings projections, capital requirements and projected dividends from 1999 through 2004 and terminal values based on a range of multiples of projected 2005 net income of 10.0x to 14.0x. The free cash flows and terminal values were then discounted to the present using a range of discount rates of 11.58% to 15.58%. The analysis indicated an implied range of adjusted equity values (defined as total equity required in the business given the total intangible asset profile, less expensed restructuring charges) of approximately $2.21 billion to $3.61 billion (without synergies) and of approximately $3.87 billion to $6.06 billion (with synergies, as estimated by management) as compared to an adjusted equity value of $2.78 billion in the Transaction.

      Comparable Multiples Analysis. DLJ compared selected financial and operating information for Newcourt with similar information for selected large-cap publicly-traded commercial finance companies that DLJ deemed reasonably comparable to Newcourt and for selected mergers and acquisitions announced since 1997 involving commercial finance companies.

      Comparable Public Companies Analysis. The comparable large-cap commercial finance companies selected by DLJ consisted of:

      o     Associates First Capital Corporation
      o     Comdisco, Inc.
      o     The Finova Group Inc.
      o     Heller Financial, Inc.

      In examining these comparable companies, DLJ analyzed the closing share prices as of August 2, 1999 for each of the companies as a multiple of its respective estimated 1999 and 2000 earnings, book value and tangible book value at March 31, 1999 and as a premium to managed receivables at March 31, 1999. Financial data of comparable companies were based on financial statements of such companies as of March 31, 1999, other industry research reports and analysts estimates provided by I/B/E/S.

      Comparable Transactions Analysis. DLJ selected the following merger and acquisition transactions announced since 1997 involving commercial finance companies:

      o General Motors Acceptance Corporation's acquisition of BNY Financial Corporation

      o Heller Financial, Inc.'s acquisition of HealthCare Financial Partners, Inc.

      o Bay View Capital Corporation's acquisition of Franchise Mortgage Acceptance Company

      o Cooperative Centrale Raiffeisen-Boerenleenbank B.A. "Rabobank Nederland"'s acquisition of Tokai Financial Services Inc.

      o     The Finova Group Inc.'s acquisition of Sirrom Capital Corporation

      o Fleet Financial Group Inc.'s acquisition of Sanwa Business Credit Corporation

      o     Heller Financial, Inc.'s acquisition of Dana Commercial Credit
            Corporation

      o     GE Capital Corporation's acquisition of MetLife Capital Corporation

      o     Firstar Corporation's acquisition of Cargill Leasing Corp.

      o     Newcourt Credit Group's acquisition of AT&T Capital Corporation

      o     KeyCorp's acquisition of Leasetec Corporation

      o     TCF Financial Corporation's acquisition of Winthrop Resources
            Corporation

      In examining these selected comparable mergers and acquisitions, DLJ analyzed the consideration paid in each such transaction as a multiple of the respective target's latest twelve months ("LTM") earnings prior to the announcement of the transaction, the respective combined entity's estimated next twelve months ("NTM") earnings after the announcement of the transaction (based upon I/B/E/S estimates), tangible book value and as a premium to managed receivables at the time of announcement.

      For the comparable public companies analysis, DLJ calculated the median closing stock price multiples and for the comparable transactions analysis, DLJ calculated the median purchase price multiples. In each case, DLJ analyzed the closing price of the Newcourt Common Shares as of August 2, 1999 as a multiple of Newcourt's (i) estimated earnings for fiscal year 1999 as provided by Newcourt's management, which earnings were normalized to eliminate certain pre-tax gains and to provide for other pre-tax adjustments, (ii) projected earnings for fiscal year 2000 as provided by Newcourt's management and (iii) projected tangible book value (with and without adjustments to eliminate goodwill expected from the Transaction) and projected book value as of December 31, 1999. DLJ also analyzed the August 2, 1999 closing price of the Newcourt Common Shares as a premium to Newcourt's projected managed receivables at December 31, 1999 (with after-tax purchase accounting adjustments).The results of the analyses were:

                         Summary of Multiples Analyses

                                                      Comparable
                                                        Public      Comparable
                                         Transaction   Companies   Transactions
                                          Multiple     Multiple       Multiple
                                         -----------   ---------    -----------
Estimated 1999
Earnings/LTM Earnings .................     17.9x        15.8x         20.2x

Estimated 2000
Earnings/NTM Earnings .................     13.4x        13.7x         14.9x

Equity Value
    Tangible Book Value ...............      1.4x         2.6x          2.5x
    Adjusted Tangible Book Value ......      2.1x         2.6x          2.5x
    Book Value ........................      0.9x         2.5x           --

Premium to Managed Receivables ........      5.6%        18.3%         14.0%

      No company or transaction used in the analyses is directly comparable to CIT or Newcourt or the contemplated Transaction. In addition, mathematical analysis such as determining the mean or median is not in itself a meaningful method of using selected company or transaction data. The analyses performed by DLJ are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses.

      Exchange Ratio Analysis. DLJ reviewed the daily closing prices of CIT Common Stock and Newcourt Common Shares to determine an implied exchange ratio based upon the relative market capitalization of CIT and Newcourt for various time periods ending on August 2, 1999.

                       Summary of Exchange Ratio Analysis

Time Frame                         Relative Contribution
----------                         ---------------------             Implied
                                 CIT               Newcourt       Exchange Ratio
                                -----              --------       --------------
August 2, 1999 ............     64.9%                35.1%             0.5915
July 26, 1999 .............     68.5%                31.5%             0.5033
May 5, 1999 ...............     59.1%                40.9%             0.7578
15-Day Average ............     67.1%                32.9%             0.5364
30-Day Average ............     68.1%                31.9%             0.5131
90-Day Average ............     67.0%                33.0%             0.5390
180-Day Average ...........     60.2%                39.8%             0.7228
360-Day Average ...........     53.7%                46.3%             0.9446

         Contribution Analysis. DLJ analyzed the pro forma relative contributions of CIT and Newcourt to certain balance sheet items of the combined company as of March 31, 1999 and actual net income for fiscal year 1998 and projected net income for fiscal years 1999, 2000 and 2001 of the combined entity based upon I/B/E/S estimates and earnings forecasts from CIT management (including a normalized forecast for fiscal year 1999 to eliminate certain pre-tax gains from Newcourt's estimated earnings and synergy-adjusted earnings estimates for fiscal years 2000 and 2001). Taking the median percentages of the balance sheet items of managed assets, common equity and tangible equity as of March 31, 1999, the analysis indicated that CIT would have contributed 54.0% and Newcourt would have contributed 46.0% of the total amount of such balance sheet items, implying an exchange ratio of 0.9315 shares of CIT Common Stock per Newcourt Common Share. Similarly, the analysis indicated a median net income earnings contribution of 62.8% by CIT and 37.2% by Newcourt with an implied exchange ratio of 0.6481 shares of CIT Common Stock per Newcourt Common Share. Using the results from the balance sheet contribution analysis and the net income earnings contribution analysis, DLJ determined an overall median contribution to such items of 61.5% by CIT and 38.5% by Newcourt implying an exchange ratio of
0.6839. DLJ then compared this ratio to the Exchange Ratio of 0.70 pursuant to the Transaction.

      Pro Forma Financial Impact. DLJ reviewed certain pro forma effects resulting from the Transaction, including the effect on earnings per share for CIT. The review indicated that the Transaction is anticipated to be dilutive in fiscal year 2000 to CIT's earnings per share and accretive to CIT's earnings per share in each of the fiscal years 2001 through 2004, in each case as compared to CIT's earnings per share for each such year were CIT to remain as a stand-alone company. The results of the pro forma analysis are based upon the assumptions and projections supplied by the management of CIT, and are not necessarily indicative of future operating results or financial position. The results of this review were as follows:

            Year                               Accretion/(Dilution)
            ----                               -------------------
            2000 .............................      (2.5)%
            2001 .............................       6.2%
            2002 .............................       8.8%
            2003 .............................       7.8%
            2004 .............................       6.7%

      The summary set forth above does not purport to be a complete description of the analyses performed by DLJ but describes, in summary form, the material elements of the presentation made by DLJ to the CIT Board of Directors on August 4, 1999. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. Each of the analyses conducted by DLJ was carried out in order to provide a different perspective on the Transaction and to add to the total mix of information available. DLJ's conclusions also involved significant elements of judgment and qualitative analysis. DLJ did not form a conclusion as to whether any individual analysis, considered in isolation, supported or failed to support an opinion as to fairness from a financial point of view. Rather, in reaching its conclusion, DLJ considered the results of the analyses in light of each other and ultimately reached its opinion based on the results of all analyses undertaken as a whole. DLJ did not place particular reliance or weight on any individual analysis, but instead concluded that its analyses, taken as a whole, supported its determination. Accordingly, notwithstanding the separate factors summarized above, DLJ has indicated to CIT that it believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all analyses and factors, could create an incomplete view of the evaluation process underlying its opinion.

      Engagement

      For services rendered in connection with the Transaction and the delivery of its opinion, CIT has agreed to pay DLJ a fee of US$4.0 million, which DLJ has agreed to accept in the form of shares of CIT Common Stock. In addition, CIT has agreed to reimburse DLJ, upon request by DLJ from time to time, for all out-of-pocket expenses (including the reasonable fees and expenses of counsel) incurred by DLJ in connection with its engagement thereunder, whether or not the Transaction is consummated, and to indemnify DLJ and certain related persons against certain liabilities in connection with the engagement, including liabilities under U.S. federal securities laws. DLJ and CIT negotiated the terms of the fee arrangement, and the CIT Board of Directors was aware of such arrangement.

      Other Relationships

      In the ordinary course of business, DLJ and its affiliates may own or actively trade the securities of CIT and Newcourt for their own accounts and for the accounts of their customers and, accordingly, may at any time hold a long or short position in CIT or Newcourt securities. DLJ has performed investment banking and other services for CIT in the past, including mergers and acquisitions advisory and debt underwriting, and has been compensated for such services. In addition, affiliates of DLJ hold, on behalf of the investment accounts of their customers, an interest in Newcourt representing approximately 18.0% of the outstanding Newcourt Common Shares. These affiliates have voting and dispositive powers over a significant portion of such Newcourt Common Shares.

Opinions of Newcourt's Financial Advisors

      Goldman Sachs. At the August 3, 1999 meeting of the Newcourt Board of Directors, Goldman Sachs presented the analyses it had performed in connection with the preparation of its fairness opinion, and subsequently delivered a written opinion dated August 5, 1999 that, as of such date and based upon and subject to the considerations set forth in the opinion, the Exchange Ratio was fair, from a financial point of view, to Newcourt Shareholders. Goldman Sachs expressed no opinion as to the prices at which the CIT Common Stock or Exchangeable Shares may trade if and when they are issued or as to the election between CIT Common Stock and the Exchangeable Shares.

      Goldman Sachs has confirmed its earlier opinion by delivery of a written opinion dated the date of this Joint Proxy Statement. In connection with its opinion dated the date of this Joint Proxy Statement, Goldman Sachs updated certain of the analyses performed in connection with its earlier opinion and reviewed the assumptions on which such analyses were based and the factors considered in connection with its earlier opinion.

      The full text of the opinion of Goldman Sachs dated the date of this Joint Proxy Statement, which sets forth assumptions made, procedures followed and matters considered, and the limitations on the review undertaken, in connection with its opinion, is attached as Annex M. The summary of the opinion set forth below is qualified in its entirety by reference to the full text of the opinion and Newcourt Shareholders are urged to, and should, read the opinion in its entirety. Goldman Sachs' advisory services and its opinion were provided for the information and assistance of the Newcourt Board of Directors in connection with its consideration of the Transaction and the opinion does not constitute a recommendation as to how Newcourt Shareholders should vote with respect to the Arrangement Resolution or as to the form of consideration to be elected by any Newcourt Shareholder.

      In connection with its opinion, Goldman Sachs reviewed, among other things:

      o     the Reorganization Agreement;

      o Annual Reports to Stockholders and Annual Reports on Form 10-K of CIT for the five years ended December 31, 1998;

      o Annual Reports to Shareholders of Newcourt for the five years ended December 31, 1998;

      o Annual Reports to Stockholders and Annual Reports on Form 10-K of AT&T Capital Corporation for the four years ended December 31, 1997;

      o interim reports to stockholders and Quarterly Reports on Form 10-Q of AT&T Capital Corporation (through June 30, 1998) and CIT;

      o interim reports to shareholders and Quarterly Reports on Form 6-K of Newcourt;

      o other communications from Newcourt and CIT to their respective shareholders;

      o internal financial analyses and forecasts for Newcourt, as revised, on a stand-alone basis under alternative scenarios prepared by management of Newcourt;

      o internal financial analyses and forecasts for CIT prepared by the management of CIT; and

      o operating cost savings and funding benefits projected by the managements of Newcourt and CIT to result from the Transaction.

      Goldman Sachs also held discussions with members of the senior management of CIT and Newcourt regarding the strategic rationale for, and the potential benefits of, the Transaction and the past and current business operations, financial condition and future prospects of their respective companies. In addition, Goldman Sachs reviewed the reported price and trading activity for Newcourt Common Shares and CIT Common Stock, compared certain financial, stock market and fixed income market information for Newcourt and CIT with similar information for other companies the securities of which are publicly traded, reviewed the financial terms of recent business combinations in the finance industry specifically and in other industries generally and performed such other studies and analyses as Goldman Sachs considered appropriate.

      Newcourt's financial forecasts, as revised, reflect modifications in projected financial results from Newcourt management's projections previously furnished to, and utilized by, Goldman Sachs in connection with Goldman Sachs' prior opinion, dated March 7, 1999, relating to the March Agreement. In rendering its opinion, Goldman Sachs took into account, with Newcourt management's consent, the views of the management of Newcourt as to the risks and uncertainties associated with operating Newcourt on a stand-alone basis.

      Goldman Sachs relied upon the accuracy and completeness of all of the financial and other information reviewed by it and assumed such accuracy and completeness for purposes of rendering its opinion. In that regard, Goldman Sachs assumed, with the consent of the Newcourt Board of Directors, that the internal financial forecasts, including, without limitation, the operating cost savings and funding benefits, prepared by the managements of Newcourt and CIT were reasonably prepared on a basis reflecting the best currently available judgments and estimates of Newcourt and CIT and that the operating cost savings and funding benefits will be realized in the amounts and at the times contemplated. Goldman Sachs is not an expert in the evaluation of loan and lease portfolios for purposes of assessing the adequacy of the allowances for losses with respect thereto and has assumed, with the consent of the Newcourt Board of Directors, that the allowances for each of Newcourt and CIT are in the aggregate adequate to cover all such losses. In addition, Goldman Sachs did not review individual credit files or make an independent evaluation or appraisal of the assets and liabilities of Newcourt, CIT or any of their subsidiaries, and Goldman Sachs was not furnished with any evaluation or appraisal. Goldman Sachs also assumed that all material governmental, regulatory or other consents and approvals necessary for the completion of the Transaction will be obtained without any adverse effect on Newcourt, CIT or the combined company or on the contemplated benefits of the Transaction.

      Goldman Sachs, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. Goldman Sachs is familiar with Newcourt, having provided investment banking services to Newcourt from time to time, including having acted as:

      o financial advisor in connection with the acquisition of AT&T Capital Corporation;

      o co-manager of an offering of Subscription Rights for Newcourt Common Shares in November 1997;

      o lead or co-manager of offerings of selected debt securities and medium-term notes of Newcourt and AT&T Capital Corporation with varying maturities and coupons;

      o     dealer of Newcourt's commercial paper; and

      o financial advisor in connection with, and having participated in negotiations leading to, the March Agreement and the Reorganization Agreement.

      Goldman Sachs has also provided investment banking services to CIT from time to time, including having acted as:

      o joint lead manager in the initial public offering of CIT Common Stock in November 1997; and

      o lead or co-manager of offerings of selected senior debt securities and medium-term notes with varying maturities and coupons.

         In addition, Goldman Sachs may provide investment banking services to CIT in the future. Goldman Sachs provides a full range of financial advisory and securities services and, in the course of its normal trading activities, may from time to time effect transactions and hold securities, including derivative securities, of Newcourt or CIT for its own account and for the accounts of its customers.

      Pursuant to a letter agreement dated November 9, 1998, as subsequently amended on November 9, 1998 March 7, 1999 and July 6, 1999 (collectively, the "Newcourt Engagement Letter"), Newcourt engaged Goldman Sachs to act as financial advisor in connection with the Transaction. Pursuant to the terms of the Newcourt Engagement Letter, Newcourt has agreed to pay Goldman Sachs US$585,000 in financial advisory fees plus, upon successful completion of the Transaction, a success fee equal to 0.2925 of 1% of the value obtained for Newcourt's equity. The "value obtained" will be determined in accordance with a formula set forth in the Newcourt Engagement Letter and will be based upon, among other things, the average daily closing price of the Newcourt Common Shares over the 20 trading days immediately prior to the close of the Transaction. The total financial advisory fees and success fees payable to Goldman Sachs will not be more than US$17.55 million, nor less than US$8.78 million. In addition to the financial advisory fees and success fees, and in consideration of additional advisory services performed by Goldman Sachs in connection with the Reorganization Agreement, Newcourt has agreed to pay Goldman Sachs an additional fee, based on the value obtained for Newcourt's equity, ranging from US$2 million to US$5.5 million. Newcourt has also agreed to reimburse Goldman Sachs for certain reasonable out-of-pocket expenses incurred in connection with its services and to indemnify Goldman Sachs and each of its affiliates, partners, directors, agents, employees and controlling persons against certain liabilities and expenses, including liabilities under the United States federal securities laws, arising in connection with its engagement.

      The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth below, without considering the analyses as a whole, could create an incomplete view of the process underlying Goldman Sachs' opinion. In arriving at its fairness determinations, Goldman Sachs considered the results of each of these analyses in their totality. No company or transaction used in the analyses below as a comparison is directly comparable to Newcourt, CIT or the Transaction. The analyses were prepared solely for the purpose of providing Goldman Sachs' opinion to the Newcourt Board of Directors as to the fairness from a financial point of view of the Exchange Ratio and do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Newcourt, CIT, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast. As described above, Goldman Sachs' opinion to the Newcourt Board of Directors was one of many factors taken into consideration by the Newcourt Board of Directors in making its determination to approve the Transaction. The summary below is not a complete description of the analysis performed by Goldman Sachs. You should read the entire opinion of Goldman Sachs attached as Annex M.

      CIBC World Markets. At a meeting of the Newcourt Board of Directors on August 3, 1999 held to evaluate the proposed Transaction, CIBC World Markets presented the financial analyses that it had performed in connection with its evaluation of the Exchange Ratio and delivered a written opinion, dated August 5, 1999, the date of the execution of the Reorganization Agreement, to the effect that, as of August 5, 1999 and based upon and subject to the matters stated in the opinion, the Exchange Ratio was fair, from a financial point of view, to Newcourt Shareholders. CIBC World Markets has confirmed its earlier opinion by delivery of a written opinion dated the date of this Joint Proxy Statement. In connection with its opinion dated the date of this Joint Proxy Statement, CIBC World Markets updated certain of the analyses performed in connection with its earlier opinion and reviewed the assumptions on which such analyses were based and the factors considered in connection with its earlier opinion.

      The full text of CIBC World Markets' written opinion dated the date of this Joint Proxy Statement, which describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken, is attached as Annex N to this Joint Proxy Statement. CIBC World Markets' opinion is addressed to and was provided for the information of and assistance to the Newcourt Board of Directors and relates only to the fairness of the Exchange Ratio from a financial point of view. CIBC World Markets' opinion does not address any other aspect of the proposed Transaction or any related transaction and does not constitute a recommendation to any Newcourt Shareholder as to how such Newcourt Shareholder should vote in respect of the Transaction, the form of consideration to be elected by such Newcourt Shareholder in the Transaction or any other matter relating to the Transaction. The description of CIBC World Markets' opinion included in this Joint Proxy Statement is qualified in its entirety by the full text of CIBC World Markets' opinion attached as Annex N. Newcourt Shareholders are urged to read the opinion carefully in its entirety.

      CIBC World Markets, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. CIBC World Markets provides a full range of financial advisory and securities services and, in the course of its normal trading activities, may from time to time effect transactions and hold securities, including derivative securities of Newcourt or CIT for its own account and for the accounts of customers.

      CIBC World Markets is generally familiar with Newcourt, having acted as its financial advisor in connection with the Transaction and having participated in discussions leading to the Reorganization Agreement. CIBC World Markets also has provided investment banking services to Newcourt from time to time unrelated to the Transaction, including having acted as financial advisor and lead underwriter in August 1997 regarding Newcourt's acquisition of Commcorp Financial Services Inc. and the related C$279.5 million equity offering as well as Newcourt's November 1997 C$1.771 billion equity offering related to the acquisition of AT&T Capital Corporation in January 1998. CIBC, the parent company to CIBC World Markets, provides a range of credit-related products and services including employee loans to Newcourt on an on-going basis. CIBC World Markets has acted as lead arranger for Newcourt of a C$1.0 billion revolving credit facility and co-arranger of two revolving credit facilities totaling US$2.25 billion over the past two years. CIBC is also the lead arranger of C$2.4 billion of asset securitization vehicles in support of Newcourt's on-going origination activities. In addition to the corporate and investment banking services rendered, CIBC holds a direct interest in Newcourt representing approximately 9.47% of the outstanding Newcourt Common Shares and has exercised its right, pursuant to a shareholders' agreement with other institutional shareholders and members of management, to nominate two representatives for election to the Newcourt Board of Directors. Pursuant to the Voting Agreement, CIBC will have the right to nominate one member to the Board of Directors of the combined company for so long as CIBC owns at least 3% of the outstanding shares of voting stock of CIT. CIBC has also participated in selected CIT credit facilities with varying terms and maturities.

      In connection with its opinion, CIBC World Markets reviewed, among other things:

      o     the Reorganization Agreement;

      o annual reports to stockholders and annual reports on Form 10-K of CIT for the five years ended December 31, 1998;

      o annual reports to shareholders of Newcourt for the five years ended December 31, 1998;

      o the annual report on Form 40-F of Newcourt for the two years ended December 31, 1998 and 1997;

      o annual reports to stockholders and annual reports on Form 10-K of AT&T Capital Corporation for the four years ended December 31, 1997;

      o interim reports to shareholders and quarterly reports on Form 6-K for Newcourt;

      o interim reports to stockholders and quarterly reports on Form 10-Q for AT&T Capital Corporation (through June 30, 1998);

      o interim reports to stockholders and quarterly reports on Form 10-Q for CIT;

      o other communications from Newcourt and CIT to their respective stockholders;

      o internal financial analyses and forecasts for Newcourt, as revised, on a stand-alone basis under alternative scenarios prepared by management of Newcourt;

      o internal financial analyses and forecasts for CIT prepared by the management of CIT; and

      o operating cost savings and funding benefits projected by the managements of Newcourt and CIT to result from the Transaction.

      CIBC World Markets also held discussions with members of the senior management of Newcourt and CIT regarding the strategic rationale for, and the potential benefits of, the Transaction and the past and current business operations, regulatory relationships, financial condition, and future prospects of their respective companies. In addition, CIBC World Markets reviewed the reported price and trading activity for the Newcourt Common Shares and CIT Common Stock, compared financial, stock market and fixed income market information for Newcourt and CIT with similar information for other companies the securities of which are publicly traded and reviewed the financial terms of recent business combinations in the finance industry specifically and in other industries generally and performed other studies and analyses as CIBC World Markets considered appropriate.

      In rendering its opinion, CIBC World Markets relied upon and assumed without independent verification, the accuracy and completeness of all of the financial and other information provided to or discussed with it. In that regard, CIBC World Markets assumed, with Newcourt's consent, that the financial forecasts, including the synergies expected to be achieved as a result of the Transaction, had been reasonably prepared on a basis reflecting the best currently available judgments, information and estimates of Newcourt and CIT and that the forecasts and synergies will be realized in the amounts and at the times contemplated. Newcourt's financial forecasts, as revised, reflect modifications in projected financial results from Newcourt management projections furnished to, and utilized by, CIBC World Markets in connection with its prior opinion, dated March 7, 1999, in connection with the March Agreement.

      CIBC World Markets is not an expert in the evaluation of loan and lease portfolios for purposes of assessing the adequacy of the allowances for losses and assumed, with Newcourt's consent, that the allowances for each of Newcourt and CIT are in the aggregate adequate to cover all losses. In addition, CIBC World Markets was not requested to, and it did not, review individual credit files or make an independent evaluation or appraisal of the assets or liabilities of Newcourt or CIT or any of their subsidiaries, nor was CIBC World Markets furnished with any evaluation or appraisal. CIBC World Markets was not requested to, and did not, prepare a formal valuation of Newcourt or CIT within the meaning of applicable Canadian securities regulatory policy. CIBC World Markets' opinion was necessarily based upon information available to, and financial, economic, market and other conditions as they existed and could be evaluated by, CIBC World Markets on the date of its opinion. CIBC World Markets did not express an opinion as to the underlying valuation, future performance or long-term viability of Newcourt or CIT or the prices at which the CIT Common Stock or the Exchangeable Shares may trade at any time in the future. In addition, CIBC World Markets' opinion did not address the relative merits of the Transaction as compared to any alternative business transactions that might be available to Newcourt.

      CIBC World Markets assumed, with Newcourt's consent, that the Transaction would be accounted for as a purchase under U.S. GAAP and that obtaining any necessary governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction or otherwise would not have a material adverse effect on Newcourt, CIT or the combined company or in the contemplated benefits of the Transaction.

      In preparing its opinion to the Newcourt Board of Directors, CIBC World Markets performed a variety of financial and comparative analyses, including those described below and performed by CIBC World Markets in connection with its opinion dated August 5, 1999. The summary of CIBC World Markets analyses below is not a complete description of the analyses underlying CIBC World Markets' opinion. The preparation of a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a fairness opinion is not readily susceptible to summary description. In arriving at its opinion, CIBC World Markets made qualitative judgments as to the significance and relevance of each analysis and factor considered by it. Accordingly, CIBC World Markets believes that its analyses and factors must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the process underlying its analyses and opinion.

      In its analyses and in preparing its opinion, CIBC World Markets made numerous assumptions with respect to industry performance, general business and economic conditions and other matters as they existed and could be evaluated by CIBC World Markets as of the date of its opinion, many of which are beyond the control of CIBC World Markets or any other party to the Transaction. No company, transaction or business used in CIBC World Markets' analyses as a comparison is identical to Newcourt or CIT or the proposed Transaction, nor is an evaluation of the results of the analyses entirely mathematical; rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, business segments or transactions being analyzed. The estimates contained in CIBC World Markets' analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by its analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, CIBC World Markets' analyses and estimates are inherently subject to substantial uncertainty.

      CIBC World Markets' opinion and financial analyses were only one of many factors considered by the Newcourt Board of Directors in its evaluation of the proposed Transaction and should not be viewed as determinative of the views of the Newcourt Board of Directors or management with respect to the Transaction or the Exchange Ratio.

      Pursuant to the terms of CIBC World Markets' engagement, Newcourt has agreed to pay CIBC World Markets US$415,000 in financial advisory fees, plus upon successful completion of the Transaction, a success fee equal to 0.2075 of 1% of the value obtained for Newcourt's equity. The total financial advisory fees and success fee payable to CIBC World Markets will not be more than US$12.45 million, nor less than US$6.22 million. In addition, Newcourt has agreed to reimburse CIBC World Markets for reasonable out-of-pocket expenses incurred in connection with its services and to indemnify and hold harmless CIBC World Markets and related parties, to the full extent lawful, against liabilities and expenses, including liabilities under the federal securities laws of the United States, arising out of its engagement.

      Financial Analyses. The following is a summary of the material financial analyses jointly presented by Goldman Sachs and CIBC World Markets to the Newcourt Board of Directors on August 3, 1999 in connection with their respective opinions dated August 5, 1999. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses of Goldman Sachs and CIBC World Markets, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data set forth in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses of Goldman Sachs and CIBC World Markets.

      Historical Exchange Ratio Analysis. Goldman Sachs and CIBC World Markets compared the average daily closing share prices for Newcourt Common Shares and CIT Common Stock at August 2, 1999 and for the periods set forth below preceding August 2, 1999. This analysis indicated the following implied average historical exchange ratios:

                                                                      Implied
                             Average Closing Share Price of           Average
                          --------------------------------------     Exchange
      Period                Newcourt                    CIT            Ratio
      ------              Common Shares            Common Stock      --------
                          -------------            -------------
August 2, 1999 .......      US$15.75                   US$26.63         0.59x
5 days ...............         15.54                      27.64         0.56x
10 days ..............         14.86                      27.78         0.53x
1 month ..............         14.46                      28.33         0.51x

      Premium and Multiple Analysis. Based upon the closing share prices of Newcourt Common Shares and CIT Common Stock on August 2, 1999, the Exchange Ratio in the Transaction and estimates provided by the management of Newcourt, Goldman Sachs and CIBC World Markets analyzed (1) the premium implied by the Transaction to Newcourt's closing share price as of August 2, 1999 and owned and managed receivables and (2) the multiple implied by the Transaction of estimated 1999 and 2000 earnings per share, estimated book value per share, and estimated tangible book value per share. This analysis indicated the following:

                                Premium Analysis

                                                                    Percentage
                                                                    ----------
Premium to Market Price
Newcourt Common Share price on August 2, 1999 (US$15.75) ........     18.3%

Premium to Receivables
    Owned receivables ...........................................      7.3%
    Owned and managed receivables ...............................      3.8%

                                Multiple Analysis

                                                                     Multiple
                                                                     --------
Multiple of earnings per share
    Estimated calendar year 1999 .................................    12.2x
    Estimated calendar year 2000 .................................    13.3x

Multiple of book value per share .................................     0.9x

Multiple of tangible book value per share ........................     1.5x

      Contribution Analysis. Goldman Sachs and CIBC World Markets analyzed the relative contributions of Newcourt and CIT to the combined company based upon estimated financial information provided by the managements of Newcourt and CIT. This analysis indicated the following approximate contributions for each of Newcourt and CIT:

                                                         Newcourt        CIT
                                                         --------        ----
Market Capitalization as of August 2, 1999 .........       35%            65%
Common Equity
   Stated ..........................................       52%            48%
   Tangible ........................................       39             61
Total assets .......................................       39%            61%
Receivables
   Owned ...........................................       36%            64%
   Owned and managed ...............................       48             52
Net Income
   Calendar year 1998 ..............................       37%            63%
   Estimated calendar year 1999 ....................       37             63
   Estimated calendar year 2000 ....................       32             68
Pro forma ownership at 0.70 Exchange Ratio .........       39%            61%

      Comparable Companies Analysis. Goldman Sachs and CIBC World Markets compared financial and operating information for Newcourt with corresponding information for the following commercial finance companies:

      o     The Finova Group Inc.

      o     Heller Financial, Inc.

      o     GATX Corporation

      o     XTRA Corporation

      o     First Sierra Financial, Inc.

      o     Financial Federal Corporation

      o     UniCapital Corporation

      o     DVI, Inc.

      Goldman Sachs and CIBC World Markets compared equity values as multiples and, where appropriate, ratios of the operational measures set forth in the table below. The table distinguishes between selected companies with market capitalizations of $1 billion or greater and selected companies with market capitalizations of less than $1 billion. Financial data for Newcourt and CIT were based on estimates of the managements of Newcourt and CIT, respectively. Financial data for the selected companies were based on I/B/E/S estimates, except that where I/B/E/S price to earnings estimates were unavailable for calender year 2000, such price to earnings estimates were based on the long-term growth rate applied to 1999 estimates. All multiples and ratios of Newcourt and CIT were based upon closing share prices of Newcourt Common Shares and CIT Common Stock on August 2, 1999.

                                                                                 Median of         Median of
                                                                                 Selected          Selected
                                                                                 Companies         Companies
                                                                                ($1 billion       (less than
                                                                                 or greater       $1 billion
                                                                                   market           market
            Operational Measure                        Newcourt        CIT     capitalization)  capitalization)
            -------------------                        --------        ---     ---------------  --------------
Estimated calendar year 1999 price to earnings ......    10.3x        11.3x           12.5x           12.3x
Estimated calendar year 2000 price to earnings ......    11.3x        10.0x           11.3x            9.9x
I/B/E/S long-term growth ............................    40.0%        13.0%           16.0%           19.0%
Estimated calendar year 1999 price to earnings to
    long-term growth ................................     0.3x         0.9x            0.8x            0.8x
Price to book value .................................     0.8x         1.6x            1.8x            1.9x
Price to tangible book value ........................     1.3x         1.6x            2.2x            1.9x
Premium to owned and managed receivables ............     2.2%         5.7%            9.8%           25.6%

      Selected Transactions Analysis. Based upon publicly available information, Goldman Sachs and CIBC World Markets analyzed, among other things, the consideration paid or proposed to be paid in 11 completed and two pending selected merger and acquisition transactions in the commercial finance industry as a premium to owned and managed receivables and as a multiple of latest 12 months net income and common equity.

      This analysis indicated that the mean consideration proposed to be paid represented:

      o     a premium to owned and managed receivables of approximately 20.8%;

      o     a multiple of latest 12 months net income of 20.4x; and

      o     a multiple of common equity of 2.3x.

      In addition, the analysis indicated that the median of the consideration paid represented:

      o     a premium to owned and managed receivables of approximately 14%;

      o     a multiple of latest 12 months net income of 16.6x; and

      o     a multiple of common equity of 2.2x.

      Pro Forma Transaction Analysis. Based on estimates provided by the managements of Newcourt and CIT, Goldman Sachs and CIBC World Markets compared the estimated stand-alone earnings per share for each of Newcourt and CIT for calendar years 1999 through 2001 to the potential pro forma effect of the Transaction on the earnings per share of the combined company. Based on the Exchange Ratio, this analysis indicated that the Transaction would be dilutive in 1999 and 2000, and accretive in 2001, to CIT's earnings per share, and would be accretive in 1999 through 2001 to Newcourt's earnings per share.

      Discounted Cash Flow Analysis.

            Pro Forma Basis. Using Newcourt management's estimates and the ranges of terminal value multiples and discount rates described below, Goldman Sachs and CIBC World Markets estimated the present value of the free cash flows that Newcourt could produce on a pro forma basis for the period 1999 through 2003 assuming consummation of the Transaction and the realization of funding and cost synergies. Ranges of terminal values were estimated using multiples of 2003 earnings per share ranging from 7.0x to 13.0x. The free cash flows and estimated terminal values were then discounted to present value using discount rates ranging from 13.0% to 17.0%. This analysis indicated an equity reference range for Newcourt on a pro forma basis of approximately US$12.00 to US$24.00 per share.

            Newcourt Earnings Contribution to Combined Company. Using Newcourt management's estimates and the ranges of terminal value multiples and discount rates described below, Goldman Sachs and CIBC World Markets then estimated the present value of Newcourt's estimated earnings contribution to the combined company for the period 1999 through 2003 assuming no funding or cost synergies. Ranges of terminal values were estimated using multiples of 2003 earnings per share ranging from 7.0x to 13.0x. The free cash flows and estimated terminal values were then discounted to present value using discount rates ranging from 13.0% to 35.0%. This analysis indicated an equity reference range for the estimated earnings contribution of Newcourt of approximately US$7.00 to US$26.00.

      Other Factors. In addition to the financial analyses summarized above, Goldman Sachs and CIBC World Markets considered and jointly discussed with the Newcourt Board of Directors a number of possible issues that Newcourt would encounter if the Transaction were not consummated and Newcourt continued on a stand-alone basis. These issues included the potential costs and feasibility of meeting Newcourt's short-term and medium-term funding requirements; its ability to access public and private equity markets; difficulties that might be involved in a divestiture program for some of its businesses, if such a divestiture program were initiated; external factors such as the potential for litigation; and the challenges associated with implementing a complex business plan.

Interests of Certain Persons in the Transaction

      Certain members of Newcourt's management and the Newcourt Board of Directors may be deemed to have certain interests in the Transaction that are in addition to their interests as Newcourt Shareholders generally. The Newcourt Board of Directors was aware of these interests and considered them, among other matters, in approving the Reorganization Agreement and the transactions contemplated thereby and in reaching the conclusion to recommend that Newcourt Shareholders vote in favor of the Arrangement Resolution.

      Also, on March 7, 1999, concurrently with the approval of the March Agreement, the CIT Board of Directors and, after discussion by the CIT Board of Directors, the CIT Compensation Committee granted an aggregate of approximately
1.6 million options to acquire shares of CIT Common Stock to various CIT officers, including each of the CIT executive officers.

Employment Agreements with Certain Officers of Newcourt

      In connection with the Reorganization Agreement, each of Messrs. Bradley Nullmeyer, David McKerroll and David Sharpless (together, the "Newcourt Executives") entered into three-year employment agreements with CIT, effective as of the Effective Time. During the term of the employment agreements, each Newcourt Executive will receive an annual base salary as set forth in their respective employment agreements, and shall participate in the bonus and incentive programs appropriate to such executive's position. Each employment agreement further provides that each Newcourt Executive shall receive total annual compensation of not less than specified minimum amounts for the duration of the contracts.

      Each Newcourt Executive will be entitled to certain payments and benefits if the executive's employment is terminated during the term of the agreement, either by CIT without "cause" or by the executive for "good reason" (as each such term is defined in the employment agreements). These payments and benefits include a specified cash payment, all previously earned and accrued entitlements and benefits from CIT, the continuation of welfare benefits for two years following termination, outplacement services, awards due under any long-term equity compensation plans and the vesting of certain unvested stock options. Each Newcourt Executive will also be entitled to receive an additional payment of the amount necessary to make such executive whole in the event that an excess parachute excise tax is imposed on any payments to the executive from CIT.

Separation Agreements and General Releases with Certain Officers of Newcourt

      In connection with the Reorganization Agreement, each of Messrs. Steven Hudson, Paul Currie, Scott Moore, Borden Rosiak and David Banks (the "Separated Newcourt Executives") entered into separation agreements with Newcourt. The Separated Newcourt Executives' (other than David Banks') service to Newcourt will cease on or prior to the Effective Time. Prior to the separation date, the separation agreements will not otherwise have any effect on the terms of the ongoing employment with Newcourt of the Separated Newcourt Executives.

      On the separation date, each Separated Newcourt Executive will be entitled to certain payments and benefits under their respective separation agreements. These payments and benefits include certain cash payments, continuation of welfare benefits, certain additional benefits set forth in each separation agreement, outplacement counseling services, vesting of all unvested stock options and stock awards and reimbursement of all expenses, obligations and liabilities incurred prior to the separation date in accordance with Newcourt's policies. Each Separated Newcourt Executive will also be entitled to receive an additional payment of the amount necessary to make such executive whole in the event that an excess parachute excise tax is imposed on any payments to the executive. Pursuant to their agreements, the Separated Newcourt Executives will receive in the aggregate severance payments of US$16,644,000. Newcourt has also agreed to release each Separated Newcourt Executive from certain debts, liabilities, obligations, claims, complaints, demands, judgments, actions or causes of action with respect to or arising out of, or in connection with, any act or omission by the separated executive. In addition, each Separated Newcourt Executive will be entitled to receive a pro rated bonus from Newcourt for 1999.

      In exchange for the foregoing benefits, each Separated Newcourt Executive has agreed not to make disparaging statements regarding Newcourt or its executives, officers or directors; to maintain the confidentiality of any information acquired during the course of employment; not to compete with any businesses in the United

States or Canada conducted by Newcourt or its subsidiaries as of the separation date for a specified period following the separation date; not to solicit individuals employed by Newcourt, its subsidiaries or affiliates, or any entities doing business with Newcourt as of the separation date for a specified period following the separation date; to return all property of Newcourt; and to release Newcourt and its affiliates, directors, officers, executives and agents of and from certain debts, liabilities, obligations, claims, complaints, demands, judgments, actions or causes of action. In addition, as described below, the Separated Newcourt Executives forfeited certain stock options previously granted to such executives.

Stock Options

      On March 7, 1999, the Newcourt Board of Directors authorized a grant of 750,000 options to the following persons: Mr. Hudson, 195,000 options; Mr. Nullmeyer, 165,000 options; Mr. McKerroll, 125,000 options; Mr. Jauernig, 100,000 options; Mr. Currie, 55,000 options; Mr. Moore, 55,000 options; and Mr. Sharpless, 55,000 options. On July 28, 1999, the Newcourt Board of Directors canceled the 405,000 options previously allocated to Messrs. Hudson, Jauernig, Currie and Moore and authorized an additional 405,000 options which were allocated as follows: 45,000 options to Mr. Sharpless; 85,000 options to Mr. McKerroll; 75,000 options to Mr. Nullmeyer; and the remaining 200,000 options to be allocated at the discretion of, and as determined by, Newcourt's Chairman. These options (along with the other options to acquire Newcourt Common Shares held by the Newcourt Executives) will be replaced with options to acquire CIT Common Stock pursuant to the CIT Transition Option Plan.

      Options to acquire Newcourt Common Shares granted to Messrs. Nullmeyer, McKerroll and Sharpless prior to March 1, 1999 will vest upon the completion of the Transaction. Options held by Messrs. Hudson, Currie, Moore, Jauernig, Rosiak and Banks will vest upon the earlier of their termination of employment or the consummation of the Transaction. All other unvested Newcourt options remain subject to their existing terms and will be converted to Transition Options under the CIT Transition Option Plan.

Indemnification of Newcourt Officers and Directors

      CIT has agreed to indemnify and hold harmless from liability for acts or omissions occurring prior to the Effective Time the present and former officers and directors of Newcourt and its subsidiaries. See "- The Reorganization Agreement - Covenants Regarding Indemnification" on page 77.

Releases

Newcourt Release

      Newcourt and certain of its stockholders, officers and directors, have released and discharged CIT and Newcourt and their respective affiliates, employees, officers, directors and others from all actions, causes of actions, suits, debts, claims, liabilities, obligations, promises, covenants, agreements, contracts and judgments of any kind or nature relating to financial results and public disclosures of Newcourt, the March Agreement and any oral or written statements relating to the foregoing, other than, in the case of individual releasors, claims for indemnification or reimbursement from Newcourt and CIT .

CIT Release

      CIT and certain of its stockholders, officers and directors have released and discharged Newcourt and its respective affiliates, employees, officers, directors and others from all actions, causes of actions, suits, debts, claims, liabilities, obligations, promises, covenants, agreements, contracts and judgments of any kind or nature relating to financial results and public disclosures of Newcourt (except, in the case of CIT's release of Newcourt, to the extent covered by any representation or warranty in the Reorganization Agreement), the March Agreement and any oral or written statements relating to the foregoing.

Newcourt Employee Releases

      Messrs. Hudson, Sharpless, McKerroll, Nullmeyer and Moore, each of whom is an officer of Newcourt, executed mutual releases with CIT with respect to any obligation arising from employment agreements entered into between CIT and each of the individual releasors in conjunction with the March Agreement.

The Reorganization Agreement

         The following is a summary of the material provisions of the Reorganization Agreement, a copy of which is attached as Annex E to this Joint Proxy Statement. The summary is not complete and may not contain all the information that is important to you. You should read the Reorganization Agreement before you decide how to vote.

General

         The Reorganization Agreement provides for the combination of CIT and Newcourt. Each Newcourt Shareholder (other than a Dissenting Shareholder) who is an Eligible Electing Holder may elect to receive 0.70 of a share of CIT Common Stock or 0.70 of an Exchangeable Share (and applicable Ancillary Rights) for each Newcourt Common Share held, in each case subject to potential downward adjustment pursuant to the Reorganization Agreement. Each Newcourt Shareholder (other than a Dissenting Shareholder) who is not an Eligible Electing Holder or who is an Eligible Electing Holder but does not make a valid election will, subject to potential downward adjustment, receive 0.70 of a share of CIT Common Stock for each Newcourt Common Share held. Newcourt Shareholders who are not Eligible Electing Holders cannot elect to receive Exchangeable Shares.

Exchange Ratio

         The Exchange Ratio is 0.70 but is subject to downward adjustment to reflect any reduction in the aggregate consideration to be paid by CIT in the Transaction in accordance with the terms of the Reorganization Agreement. Such aggregate consideration will be reduced on a dollar-for-dollar basis to the extent that Newcourt's Adjusted Shareholders' Equity declines by more than $20 million but by less than $120 million from Newcourt's June 30th Equity. Such aggregate consideration will be further reduced by $1.50 for each dollar by which Newcourt's Adjusted Shareholders' Equity declines by more than $120 million from Newcourt's June 30th Equity. The Reorganization Agreement does not provide for any upward adjustment in the Exchange Ratio. The calculation of the Exchange Ratio is set forth in detail in the Reorganization Agreement, which is attached as Annex E to this Joint Proxy Statement.

         CIT will not issue fractional shares in the Transaction. Instead, each Newcourt Shareholder otherwise entitled to receive such a fractional share of CIT Common Stock or a fractional Exchangeable Share will receive a cash payment, without interest, equal to such holder's pro rata portion of the net proceeds received upon the sale of whole shares representing the aggregate of all such fractional share interests in CIT Common Stock or fractional Exchangeable Shares, as the case may be, that all such Newcourt Shareholders would otherwise be entitled to receive.

Covenants

         Each of CIT and Newcourt have agreed that until the earlier of the termination of the Reorganization Agreement or the Effective Time, except as expressly contemplated by the Reorganization Agreement or with the prior written consent of the other party, each of CIT and Newcourt and their respective subsidiaries:

                 (i) will carry on its business in the ordinary course consistent with past practice, and will use reasonable efforts to maintain and preserve intact its business organization and advantageous business relationships and retain the services of its officers and key employees;

                 (ii) will not declare or pay any dividends on, or make other distributions in respect of, any of its capital stock, other than quarterly dividends not in excess of (i) in the case of Newcourt, C$0.06 or US$0.04 per Newcourt Common Share and (ii) in the case of CIT, US$0.10 per share of CIT Common Stock;

                 (iii) will not (a) repurchase, redeem or otherwise acquire any shares of its capital stock or any securities convertible into or exercisable for any shares of its capital stock, (b) split, combine or reclassify any shares of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or (c) issue, deliver, allocate, sell or pledge, or authorize or propose the issuance, delivery, allocation, sale or pledge of, any shares of its capital stock or any stock appreciation rights or securities convertible into or exercisable for, or any rights, warrants or options to acquire, any such shares, or enter into any agreement with respect to any of the foregoing, except in the case of (b) and (c) for (x) the issuance of common shares upon the exercise or fulfillment of rights or options issued or existing pursuant to employee benefit plans, programs or arrangements, all to the extent outstanding and in existence on the date of the Reorganization Agreement and in accordance with their then present terms, (y) in the case of Newcourt, the distribution or sale of outstanding Newcourt Common Shares currently held for Newcourt's employees pursuant to Newcourt's employee share loan program and (z) in the case of CIT, the grant of additional stock options to its directors and employees, in the ordinary course consistent with past practice as to both the timing of such grants and the amount of such grants, pursuant to CIT's stock option and stock incentive plans for employees and directors;

                 (iv) will not amend its charter, by-laws or other similar governing documents;

                 (v) will not make any capital expenditures in excess of the US$50 million budgeted for calendar year 1999;

                 (vi) will not enter into any new line of business or, other than in the ordinary course of its business, enter into any material transaction, provided, however, that these negative covenants apply to CIT and its subsidiaries only to the extent that any of the actions contemplated would, or would reasonably be expected to, delay or inhibit the receipt of any regulatory approvals required for the consummation of the Transaction;

                 (vii) subject to certain exceptions, will not acquire or agree to acquire, by merging or consolidating with, or by purchasing a substantial equity interest in or a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire any assets, other than (a) in connection with foreclosures, settlements in lieu of foreclosure or troubled loan or debt restructurings in the ordinary course of business consistent with past practices and (b) partnerships, joint ventures, virtual joint ventures, investment funds and other similar arrangements as part of ordinary course business activities, provided, however, that these negative covenants apply to CIT and its subsidiaries only to the extent that any of the actions contemplated would, or would reasonably be expected to, delay or inhibit the receipt of any regulatory approvals required for the consummation of the Transaction;

                 (viii) will not take any action that is intended or may reasonably be expected to result in any of its representations and warranties set forth in the Reorganization Agreement being or becoming untrue, or in any of the conditions set forth in Article VIII of the Reorganization Agreement not being satisfied;

                 (ix) will not change its methods of accounting in effect at December 31, 1998, except as required by changes in (x) Canadian GAAP or U.S. GAAP as concurred to by Newcourt's independent auditors, in the case of Newcourt or (y) U.S. GAAP as concurred to by CIT's independent auditors, in the case of CIT;

                 (x) will not, solely in the case of Newcourt and its subsidiaries and except as disclosed or in the ordinary course of business consistent with past practice or as required by applicable law, (a) adopt, amend, or terminate any employee benefit plan or any agreement, arrangement, plan or policy or any collective bargaining, bonus, profit sharing, compensation, stock option, pension, retirement, employee stock ownership, deferred compensation, employment termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any directors, officers or employees or
         (b) increase in any manner the compensation or fringe benefits of any director, officer or employee or pay any benefit not required by any employee benefit plan or agreement as in effect as of the date of the Reorganization Agreement, except for (a) Newcourt paying 1998 bonuses which have been earned and accrued on its books and (b) Newcourt paying aggregate cash compensation for fiscal year 1999 (exclusive of the aggregate amount of any severance payments and any retention or stay bonuses paid to any of such officers) to the top nine members of Newcourt's senior management not in excess of the aggregate amount of cash compensation paid to those persons for fiscal year 1998;

                 (xi) will not, solely in the case of Newcourt and its subsidiaries, other than activities in the ordinary course of business consistent with past practice, sell, lease, encumber, assign or otherwise dispose of, or agree to sell, lease, encumber, assign or otherwise dispose of, any of its material assets, properties or other rights or agreements, except that Newcourt and its subsidiaries may not sell or otherwise dispose of any line of business, any material portion of any line of business or any of Newcourt's remaining investment in KMC Telecom;

                 (xii) will not, other than in the ordinary course of business consistent with past practice, incur any indebtedness for borrowed money or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any unrelated individual, corporation or other entity;

                 (xiii) will not, other than in the ordinary course of business, create, renew, amend or terminate or give notice of a proposed renewal, amendment or termination of, any material contract, agreement or lease (as lessee) for goods, services or office space to which their respective properties is bound, other than any amendment or renewal which does not materially reduce the benefits of any such contract, agreement or lease;

                 (xiv) will not, solely in the case of Newcourt and its subsidiaries, enter into any new joint ventures without the consent of CIT, which shall not be unreasonably withheld, provided that the withholding of such consent would be reasonable if the entering into such joint venture would, in the good faith reasonable judgment of CIT, reasonably be expected to jeopardize or delay the receipt of (or result in the imposition of any conditions in connection with) any Primary Approval;

                 (xv) will not, solely in the case of Newcourt and its subsidiaries, engage in any interest rate risk management or other derivative transactions or arrangements other than for hedging purposes; and

                 (xvi) will not, solely in the case of Newcourt and its subsidiaries, enter into any financing program agreements or arrangements containing any exclusivity or non-competition provisions without the consent of CIT, which consent shall not be unreasonably withheld.

         In addition, Newcourt agreed that it will take such necessary actions so that, as of the end of each month between the date of the Reorganization Agreement and the Effective Time, Newcourt's allowance for credit losses reflected on its consolidated balance sheet for such month equals or exceeds 1.7% of the aggregate net book value of Newcourt's "Finance Assets Held for Investment" and "Equipment Under Operating Lease" reflected on its consolidated balance sheet for such month.

Covenants Regarding Regulatory Matters

         CIT agreed to use its reasonable best efforts to prepare and file with the SEC a Registration Statement and to take all actions necessary to maintain such Registration Statement current and effective for as long as required to enable the holders of Exchangeable Shares to sell the shares of CIT Common Stock received upon exercise of their exchange rights. CIT has also agreed to use its reasonable best efforts to obtain all necessary state securities law or "Blue Sky" permits and approvals required to carry out the Transaction. Each of Newcourt and CIT has also agreed to use all reasonable efforts to obtain all orders required from the applicable Canadian securities authorities to permit the issuance and first resale of (i) the Exchangeable Shares and the shares of CIT Common Stock to be issued pursuant to the Transaction, (ii) the shares of CIT Common Stock to be issued upon exchange of the Exchangeable Shares from time to time and (iii) the shares of CIT Common Stock to be issued from time to time upon the exercise of the Replacement Options.

         Both CIT and Newcourt agreed to cooperate with each other and use their reasonable best efforts to prepare and file all necessary documentation, to make all applications, notices, petitions and filings, and to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and Governmental Entities which are necessary or advisable (i) to complete the Transaction, (ii) for Newcourt and CIT and their subsidiaries to conduct their respective businesses after the date of Closing in substantially the same manner as conducted currently, or (iii) which are required in order to maintain in effect any governmental authorizations, licenses or approvals pursuant to which either Newcourt or CIT or their subsidiaries carries on its business as currently conducted. In addition, each of Newcourt and CIT agreed to use its reasonable best efforts (i) to take or cause to be taken all actions necessary, proper or advisable to comply promptly with all legal arrangements which may be imposed on such party or its subsidiaries with respect to the Arrangement, (ii) to obtain any consent, authorization, order or approval of or exemption by, any Governmental Entity and any other third party which is required to be obtained by Newcourt or CIT or any of their respective subsidiaries in connection with the Plan of Arrangement and the other transactions contemplated by the Reorganization Agreement, and to comply with the terms and conditions of such consent, authorization, order or approval and
(iii)
in the case of CIT, to execute and deliver (and cause Newco and Exchangeco to execute and deliver) the Plan of Arrangement and related documents. In the event that either party fails or expects to fail to obtain any consent or approval of any governmental entity because of the type or nature of any of its assets or business activities, such party shall use its reasonable best efforts to take all actions necessary to either obtain such consent or approval or obviate the need therefor, including, if necessary, discontinuing or disposing of such business or assets or restructuring the conduct of such business, provided, however, that neither CIT nor Newcourt is required to take any such action if doing so would reasonably be expected to have a Material Adverse Effect on the combined company.

Covenants Regarding Stock Exchange Listing and Tax Status

         Each of CIT and Newcourt have agreed to use all reasonable efforts to
(i) cause the Exchangeable Shares and the shares of CIT Common Stock to be listed and posted for trading on The Toronto Stock Exchange by the Effective Time and, with respect to the Exchangeable Shares, to maintain the listing as long as any Exchangeable Shares are outstanding; (ii) cause the shares of CIT Common Stock to be issued in the Transaction or upon exchange of the Exchangeable Shares and upon exercise of the Transition Options from time to time to be approved for listing on the New York Stock Exchange, subject to official notice of issuance, as of the Effective Time; and (iii) ensure that Exchangeco remains a "public corporation" (within the meaning of the Income Tax Act (Canada)) until the earlier of (a) such time as there are no Exchangeable Shares outstanding and (b) five years after the Effective Time.

Covenants Regarding Employee Benefit Plans and Existing Agreements

         CIT and Newcourt have agreed that from and after the Effective Time, the employees of Newcourt and its subsidiaries as of the Effective Time will continue to participate in Newcourt's employee benefit and compensation plans in which they currently participate or, at CIT's discretion, in CIT's employee benefit and compensation plans or a combination. Without the consent of both Messrs. Albert R. Gamper, Jr. and David F. Banks, prior to December 31, 2000, CIT will not, and will not permit any of its subsidiaries to, modify or amend the benefit programs applicable to the employees of Newcourt or its subsidiaries in any manner which would cause the benefits provided to such employees under such plans, in the aggregate, to be less favorable than those provided under such plans immediately prior to the Effective Time.

Covenants Regarding Indemnification

         CIT has agreed to maintain, or cause to be maintained, for each present and former officer and director of Newcourt or any Newcourt subsidiaries all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to Effective Time to the fullest extent that such persons are permitted to be indemnified under the articles of incorporation or bylaws or similar governing documents effective at the Effective Time. CIT has also agreed to cause the persons serving as officers and directors of Newcourt immediately prior to the Effective Time to be covered for a period of six years from the Effective Time by the directors' and officers' liability insurance policy maintained by Newcourt (provided that CIT may substitute policies of at least the same coverage and amounts containing terms and conditions which are not less advantageous than such policy) with respect to acts or omissions occurring prior to the Effective Time which were committed by such officers and directors in their capacity as such. Notwithstanding the preceding sentence, in no event will CIT be required to expend on any annual basis more than 150% of the current amount expended by Newcourt to maintain or procure insurance coverage.

         In addition to the foregoing, in the event of any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal or administrative, including, without limitation, any such claim, action, suit, proceeding or investigation in which any person who is now, or has been at any time prior to the date of the Reorganization Agreement, or who becomes prior to the Effective Time, a director, officer or employee of Newcourt or any of its subsidiaries (the "Indemnified Parties") is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that he is or was a director, officer or employee of Newcourt, any of its subsidiaries or any of their respective predecessors or affiliates or (ii) the Reorganization Agreement, the March Agreement or any of the transactions contemplated thereby, whether in any case asserted or arising before or after the Effective Time, CIT and Newcourt agree to cooperate and use their best efforts to defend against and respond thereto. After the Effective Time, CIT has agreed to indemnify and hold harmless each such Indemnified Party against any losses, claims, damages, liabilities, costs, expenses (including reasonable attorney's fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Party), judgments, fines and amounts paid in settlement in connection with any such threatened or actual claim, action, suit, proceeding or investigation, and in the event of any such threatened or actual claim, action, suit, proceeding or investigation (whether asserted or arising before or after the Effective Time), the Indemnified Parties may retain counsel reasonably satisfactory to them after consultation with CIT.

Covenants Regarding Non-Solicitation by Newcourt

         Newcourt has agreed with respect to itself and its subsidiaries that none of them will authorize or permit any of its officers, directors, employees or agents to directly or indirectly solicit, initiate or encourage any inquiries relating to, or the making of any proposal which constitutes, an Acquisition Proposal, or participate in any discussions or negotiations, or provide third parties with any nonpublic information, relating to any such inquiry or proposal or otherwise facilitate any effort or attempt to make or implement an Acquisition Proposal.

         Newcourt may, in response to an Acquisition Proposal that the Newcourt Board of Directors determines in good faith to be more favorable to its shareholders than the Transaction, and for which financing is committed or in the good faith judgment of the Newcourt Board of Directors is reasonably capable of being obtained by such third party and subject to providing prior written notice of such Superior Proposal to CIT, participate in any discussions or negotiations regarding, or provide the party making such Superior Proposal with any nonpublic information (pursuant to a customary confidentiality agreement and provided Newcourt provides CIT with such information concurrently with or prior to providing it to such party) in connection with, such Superior Proposal, or otherwise facilitate any effort or attempt to implement such Superior Proposal, if the Newcourt Board of Directors determines in good faith, after consultation with outside counsel, that it is necessary to do so in order to comply with its fiduciary duties to Newcourt and to Newcourt's shareholders under applicable law.

         Newcourt may also communicate information about any Acquisition Proposal to its shareholders if, in the judgment of the Newcourt Board of Directors, based upon the advice of outside counsel, such communication is required under applicable law. Nothing contained in the Reorganization Agreement will prevent Newcourt or its Board of Directors from complying with Rule 14e-2 promulgated under the Exchange Act with regard to an Acquisition Proposal. However, except in connection with a Superior Proposal, neither the Newcourt Board of Directors nor any committee thereof may withdraw or modify, or propose publicly to withdraw or modify, its position with respect to the Transaction, or approve or recommend, or propose publicly to approve or recommend, an Acquisition Proposal. Newcourt is required to cease any existing activities, discussions or negotiations previously conducted with any parties other than CIT with respect to any of the foregoing and Newcourt agreed to inform the appropriate individuals or entities. Newcourt is required to (A) notify CIT immediately if any such inquiries or Acquisition Proposals are received by, any such information is requested from, or any such negotiations or discussions are sought to be initiated or continued with, Newcourt and (B) promptly inform CIT in writing of all of the relevant details and status with respect to the foregoing.

Conditions to Closing

         The respective obligations of each of CIT and Newcourt to complete the Transaction are subject to the satisfaction at or prior to the Effective Time of a number of conditions, including the following:

                 (i) the Arrangement Resolution shall have been approved and adopted by the required vote of the Newcourt Shareholders;

                 (ii) the Stock Issuance Proposal shall have been approved by the required vote of the CIT Stockholders;

                 (iii) the Interim Order and the Final Order shall have been obtained in form and on terms satisfactory to each of Newcourt and CIT, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to either party;

                 (iv) the Primary Approvals shall have been obtained and shall remain in full force and effect;

                 (v) the Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC;

                 (vi) no order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the completion of the Transaction shall be in effect;

                 (vii) Newcourt shall not have received from holders of more than 10% of the Newcourt Common Shares the written objection to the Arrangement Resolution referred to in the Dissent Procedures, unless either Goldman Sachs, J.P. Morgan or DLJ provides Newcourt and CIT with a letter stating that in the good faith reasonable judgment of such firm, such firm believes that it can place a sufficient amount of permanent equity securities of CIT to fund the payment required to be made in respect of those shares in excess of 10% of the Newcourt Common Shares for which written objection has been received; and

                 (viii) the Exchangeable Shares and the shares of CIT Common Stock shall have been conditionally approved for listing on The Toronto Stock Exchange, subject to the usual conditions, and the shares of CIT Common Stock issuable pursuant to the Stock Issuance Proposal shall have been authorized for listing on the New York Stock Exchange, subject to notice of issuance.

         The obligation of Newcourt to complete the Transaction is subject to the satisfaction or the waiver by Newcourt at or prior to the Effective Time of the following additional conditions:

                 (i) the representations and warranties of CIT contained in the Reorganization Agreement relating to capitalization, authorization of the Transaction and certain other matters shall be true and correct in all material respects as of the date of the Reorganization Agreement and as of the date of Closing, and all other representations and warranties of CIT contained in the Reorganization Agreement shall be true and correct as of the date of the Reorganization Agreement and as of the date of Closing except where the failure of such other representations and warranties to be so true and correct has not had and is not reasonably expected to have a Material Adverse Effect on CIT;

                  (ii) CIT shall have performed in all material respects all obligations required to be performed by it under the Reorganization Agreement at or prior to the date of Closing;

                  (iii) no proceeding initiated by any Governmental Entity preventing the completion of the Transaction shall be pending;

                  (iv) CIT shall have taken all such actions as shall be necessary so that at the Effective Time, the composition of CIT's Board of Directors complies with the requirements set out in the Reorganization Agreement;

                 (v) the consent, approval or waiver of each Person whose consent to or approval of the Transaction is required under any note, bond, mortgage, indenture, deed of trust, license, lease, loan or credit agreement or other agreement or other instrument or obligation to which CIT or any of its subsidiaries is a party, or by which they or any of their respective properties may be bound or affected shall have been obtained and shall remain in full force and effect, except where the failure to have obtained such consent, waiver or approval would not, individually or in the aggregate, have a Material Adverse Effect on CIT;

                 (vi) as of the date of Closing, except as disclosed, neither CIT nor any of its subsidiaries shall be a party to any legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations against CIT or any of its subsidiaries which has had or is reasonably expected to have a Material Adverse Effect on CIT; and

                 (vii) no Primary Approval will have imposed any condition or restriction that would so materially adversely affect the economic or business benefits of the Transaction so as to render inadvisable, in the reasonable good faith judgment of Newcourt, the consummation of the Transaction.

         The obligation of CIT to complete the Transaction is subject to the satisfaction or the waiver by CIT at or prior to the Effective Time of the following additional conditions:

                 (i) the representations and warranties of Newcourt contained in the Reorganization Agreement relating to capitalization, authorization of the Transaction and certain other matters shall be true and correct in all material respects as of the date of the Reorganization Agreement and as of the date of Closing, and all other representations and warranties of Newcourt contained in the Reorganization Agreement shall be true and correct as of the date of the Reorganization Agreement and as of the date of Closing except where the failure of such other representatives and warranties to be so true and correct has not had and is not reasonably expected to have a Material Adverse Effect on Newcourt;

                 (ii) Newcourt shall have performed in all material respects all obligations required to be performed by it under the Reorganization Agreement at or prior to the Effective Date;

                 (iii) no proceeding initiated by any Governmental Entity preventing the completion of the Transaction shall be pending;

                 (iv) the consent, approval or waiver of each Person whose consent to or approval of the Transaction is required under any note, bond, mortgage, indenture, deed of trust, license, lease, loan or credit agreement or other agreement or other instrument or obligation to which Newcourt or any of its subsidiaries is a party, or by which they or any of their respective properties may be bound or affected (other than the Dell Contract and the Lucent Contract) shall have been obtained and shall remain in full force and effect, except where the failure to have obtained such consent, waiver or approval would not, individually or in the aggregate, have a Material Adverse Effect on Newcourt;

                 (v) any consent, approval or waiver which may be required in order for the Dell Contract and the Lucent Contract to remain in full force and effect immediately after consummation of the Transaction (and, in the case of the Lucent Contract, certain additional transactions to be completed in conjunction with the Reorganization Agreement prior to or after the consummation of the Transaction) shall have been obtained and the Dell Contract and the Lucent Contract shall remain in full force and effect, without any amendment or modification from the terms thereof as in effect on the date of the Reorganization Agreement other than any such amendment or modification which does not materially reduce the economic benefits of such agreement to Newcourt;

                 (vi) Messrs. McKerroll and Nullmeyer shall be serving as executive officers of Newcourt immediately prior to the Effective Time;

                 (vii) Ernst & Young LLP shall have delivered to CIT a comfort letter with respect to the calculation of Newcourt's Adjusted Shareholders' Equity for purposes of determining the Exchange Ratio;

                 (viii) as of the Closing Date, other than as disclosed, neither Newcourt nor any of its subsidiaries shall be a party to any legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations against Newcourt or any of its subsidiaries which has had or is reasonably expected to have a Material Adverse Effect on Newcourt; and

                 (ix) no Primary Approval shall have imposed any condition or restriction that would so materially adversely affect the economic or business benefits of the Transaction so as to render inadvisable, in the reasonable good faith judgment of CIT, the consummation of the Transaction.

         In addition to the other conditions set forth above, the following additional conditions related to DKB must be satisfied or waived by DKB at or prior to the Effective Time:

                 (i) if any approval of the Federal Reserve Board, the Superintendent of Financial Institutions of Canada, the Minister of Finance of Canada or the Governor in Council of Canada required to complete the Transaction shall have imposed any condition or restriction on DKB or any of its subsidiaries, other than (x) any conditions or restrictions that relate to the business, activities or investments of CIT or Newcourt or any of their respective subsidiaries but do not relate to the business, activities or investments of DKB or any of its subsidiaries (other than Newcourt, CIT or their respective subsidiaries), and (y) any existing requirement, restriction or condition imposed by any such regulatory authority with respect to DKB or any of its subsidiaries on or prior to the date of the Reorganization Agreement, then CIT and Newcourt will not complete the Transaction unless such condition or restriction is satisfactory to DKB in its sole reasonable judgment;

                 (ii) if the Ministry of Finance of Japan, the Financial Supervisory Agency of Japan or any other Japanese regulatory authority shall have imposed any requirement on DKB with respect to the Transaction that would reasonably be expected to have a material adverse effect on the business or financial condition of DKB and its subsidiaries (other than CIT and its subsidiaries), taken as a whole, CIT and Newcourt will not complete the Transaction without the prior written consent of DKB; and

                 (iii) the Reorganization Agreement shall not have been amended or modified without DKB's approval in any manner that would (i) increase the Exchange Ratio or alter the form of the consideration payable to the Newcourt Shareholders, (ii) extend the date on or prior to which the Transaction must be completed, or terminated, beyond January 31, 2000, (iii) result in a change in the structure of the Transaction, or (iv) alter or amend certain sections of the Reorganization Agreement or otherwise enter into agreements affecting the composition of the Board of Directors or the Chief Executive Officer of the combined company following the Effective Time, unless such amendment or modification is satisfactory to DKB.

Termination

         The Reorganization Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the Arrangement Resolution by the Newcourt Shareholders or the approval of the Stock Issuance Proposal by the CIT Stockholders:

                 (i)  by mutual written consent of CIT and Newcourt;

                 (ii) by either CIT or Newcourt, if the Transaction has not occurred on or before January 31, 2000, so long as the terminating party did not fail to fulfill any obligation under the Reorganization Agreement resulting in the failure of the Transaction to occur on or before such date;

                 (iii) by either CIT or Newcourt, on or after December 31, 1999 and (i) 30 days after the date on which any request or application for a Primary Approval as required to complete the Transaction shall have been denied or withdrawn, unless a petition for rehearing or an amended application has been filed, except that the Reorganization Agreement will not terminate if the party seeking to terminate the Reorganization Agreement has failed to perform the obligations set forth in the Agreement or (ii) if any Governmental Entity shall have issued a final nonappealable order enjoining or prohibiting the Transaction;

                 (iv) by either CIT or Newcourt, if there has been a material breach by the other of any of its (i) representations or warranties contained in the Reorganization Agreement, or (ii) covenants or agreements contained in the Reorganization Agreement, and such breach shall not have been cured within 30 days after written notice thereof shall have been received by the party alleged to be in breach;

                 (v) by either CIT or Newcourt, if the required approvals of the Newcourt Shareholders or CIT Stockholders have not been obtained at a duly held stockholders' meeting, including any adjournments or postponements;

                 (vi) by Newcourt, without any further action, if Newcourt shall have entered into an Acquisition Agreement with any party other than CIT as permitted by the Reorganization Agreement;

                 (vii) by CIT, if either the Dell Contract or the Lucent Contract shall have been terminated, or either of the conditions contained in the Reorganization Agreement related to the Dell Contract or the Lucent Contract shall have otherwise become incapable of being satisfied; or

                 (viii) by CIT, if at any time Messrs. McKerroll or Nullmeyer shall not be serving as an officer of Newcourt.

         If the Reorganization Agreement is terminated as provided above, the Reorganization Agreement will immediately become void and have no effect, except that such termination will not limit liability for a willful breach of the Reorganization Agreement.

Expenses

         Except as set forth below, all fees and expenses incurred in connection with the Reorganization Agreement and the Transaction will be paid by the party incurring such expenses, except that CIT and Newcourt will each bear and pay 50% of the costs and expenses incurred in filing, printing and mailing the Registration Statement and the Joint Proxy Statement, including SEC filing fees.

Termination Fees

         The Reorganization Agreement provides that Newcourt must pay CIT a termination fee of US$105 million if:

                  (i) Newcourt terminates the Reorganization Agreement because the Newcourt Board of Directors exercised its termination rights relating to the acceptance of a Superior Proposal; or

                  (ii) an Acquisition Proposal with respect to Newcourt or any of its subsidiaries has been made known to Newcourt or any of its subsidiaries and has been publicly announced or otherwise become public, or has been made to the shareholders of Newcourt generally, and thereafter (x) the Reorganization Agreement is terminated by either CIT or Newcourt as a result of Newcourt Shareholders failing to approve the Arrangement Resolution and (y) within twelve months of such termination Newcourt or any of its subsidiaries enters into any agreement, letter of intent or other binding agreement or completes a Newcourt Takeover Proposal.

         If an Acquisition Proposal with respect to CIT or any of its subsidiaries has been made known to CIT or any of its subsidiaries and has been publicly announced or otherwise become public, or has been made to the stockholders of CIT generally, and thereafter (x) the Reorganization Agreement is terminated by either CIT or Newcourt as a result of CIT Stockholders failing to approve the Stock Issuance Proposal and (y) within twelve months of such termination CIT or any of its subsidiaries enters into any agreement, letter of intent or other binding agreement or completes a CIT Takeover Proposal, then upon the first occurrence of any of the events contemplated by clause (y) CIT must pay Newcourt a termination fee equal to US$120 million by wire transfer of same day funds.

         If one party fails to promptly pay the other any termination fee due, the defaulting party must pay the costs and expenses (including legal fees and expenses) in connection with any action taken to collect payment, together with interest on the amount of the unpaid termination fee.

Agreements Relating to Certain Additional Transactions

         CIT and Newcourt have agreed to use their reasonable best efforts to cause certain transactions to occur as soon as practicable prior to and following the Effective Time. These transactions are intended to accomplish the realignment of certain subsidiaries of CIT following consummation of the Transaction and create a more economically efficient international corporate structure. In connection with such transactions, each of CIT and Newcourt has agreed to take necessary actions including preparing and filing of all necessary documentation, effecting all applications, notices, petitions and filings and obtaining as promptly as practicable all permits, consents, approvals and authorizations of all third parties and Governmental Entities which are necessary or advisable to consummate the post-Transaction realignment, or which are required in order to maintain in effect any governmental authorizations, licenses or approvals pursuant to which any of CIT, Newcourt or any of their subsidiaries carry on their respective businesses as conducted as of the date of the Reorganization Agreement. None of CIT, Newcourt or their respective subsidiaries will be obligated to take any action with respect to the realignment to the extent that doing so would jeopardize or delay the consummation of the Transaction or the satisfaction of the conditions precedent to its consummation.

Agreements to Support the Transaction

Voting Agreements

         CIT has entered into Voting Agreements with CIBC, Hercules and certain members of Newcourt's senior management representing in the aggregate approximately 26.1.% of the outstanding Newcourt Common Shares. CIT and Newcourt have entered into a Voting Agreement with DKB, which holds approximately 44% of the outstanding CIT Common Stock. Copies of the Voting Agreements are attached as Annex J. Under these Voting Agreements, each Supporting Shareholder has agreed that, so long as the Reorganization Agreement has not been amended to change the Exchange Ratio, alter the form of consideration payable to Newcourt Shareholders or otherwise materially alter its commercial terms in a manner adverse to the Supporting Shareholder, such Supporting Shareholder will, at any duly noticed meeting of shareholders or at any adjournment or postponement thereof or in any other circumstances upon which the vote, consent or other approval is sought, vote such Supporting Shareholders' shares (a) in favor of the Arrangement Resolution and (b) against any Alternative Proposal. In the case of DKB, subject to (i) Newcourt's compliance with the terms of the DKB Voting Agreement, (ii) compliance with certain conditions to closing in DKB's favor contained in the Reorganization Agreement, (iii) the absence (at the time of a vote contemplated by clause (a) or clause (b) below) of the imposition by specified Governmental Entities of certain conditions, requirements or orders and (iv) the continuing recommendation by the CIT Board of Directors of the Transaction, DKB will, at any duly noticed meeting of shareholders or at any adjournment or postponement thereof or in any other circumstances upon which the vote, consent or other approval is sought, vote DKB's shares (a) in favor of the Stock Issuance Proposal and (b) against any Alternative Proposal. Each of DKB and CIBC have agreed to prepare and file all necessary applications, notices, petitions and filings required in order to obtain all permits, consents, approval and authorizations of all third parties and Governmental Entities which are necessary to consummate the Transaction. Each Supporting Shareholder and DKB have also agreed not to transfer, pledge or otherwise dispose of any of the subject shares prior to the Effective Time.

         Pursuant to their respective Voting Agreements, each of CIBC and Hercules (i) will have the right, from and after the Effective Time and for so long as it owns at least 3% of the outstanding voting capital stock of CIT, to nominate one person for election to the CIT Board of Directors, and (ii) has acknowledged that certain existing agreements pursuant to which Newcourt has provided it with registration, inspection and other rights will terminate at the Effective Time.

         Pursuant to the DKB Voting Agreement, DKB will have the right to, from after the Effective Time, (i) for so long as DKB owns at least 10% of the outstanding voting capital stock of CIT, nominate two persons for election to the CIT Board of Directors and (ii) for so long as DKB owns at least 3% of the outstanding voting capital stock of CIT, nominate one person for election to the CIT Board of Directors.

         The Voting Agreements provide that they will be terminated upon the earlier of (i) the Effective Time or (ii) the date of the termination of the Reorganization Agreement pursuant to the termination provisions under the Reorganization Agreement.

Stock Option Agreement

         The following is a summary of the Stock Option Agreement, a copy of which is attached as Annex I. This summary may not contain all of the information that is important to you. You should read the entire Stock Option Agreement before you decide how to vote.

         Under the Stock Option Agreement, Newcourt granted to CIT an unconditional, irrevocable Option to purchase up to 22,273,249 fully paid and nonassessable Newcourt Common Shares at a price of US$15.6875 per share (the closing price of Newcourt's Common Shares on the New York Stock Exchange on August 4, 1999, the last trading day prior to the execution of the Reorganization Agreement), provided however, that in no event will the number of Newcourt Common Shares for which the Option is exercisable exceed 15% of the issued and outstanding Newcourt Common Shares.

         Exercise. Upon proper notice to Newcourt, CIT may exercise the Option in whole or in part from time to time following the occurrence of both an Initial Triggering Event (as defined below) and a Subsequent Triggering Event (as defined below) prior to the Exercise Termination Event (as defined below).

         An "Initial Triggering Event" occurs if, at any time after the date of the Stock Option Agreement, (i) Newcourt receives an Acquisition Proposal with respect to itself or any of its subsidiaries that has been publicly announced or otherwise become public or has been made known to the shareholders of Newcourt generally or (ii) Newcourt enters into an agreement, letter of intent or other binding agreement concurrently with termination of the Reorganization Agreement.

         A "Subsequent Triggering Event" occurs if, at any time after the date of the Stock Option Agreement, Newcourt or any of its subsidiaries enters into an agreement, letter of intent or other binding agreement or consummates a Newcourt Takeover Proposal, other than an agreement, letter of intent or other binding agreement entered into by Newcourt concurrently with its termination of the Reorganization Agreement.

         Termination. The right to exercise the Option will terminate at the earliest occurrence of an Exercise Termination Event. An "Exercise Termination Event" shall occur upon any of the following: (i) the Effective Time; (ii) termination of the Reorganization Agreement, other than a termination by either Newcourt or CIT as a result of failure of the Newcourt Shareholders to approve the Arrangement Resolution if such termination follows the occurrence of an Initial Triggering Event; or (iii) the passage of 12 months after the termination of the Reorganization Agreement by either Newcourt or CIT as a result of failure of the Newcourt Shareholders to approve the Arrangement Resolution, if such termination follows the occurrence of an Initial Triggering Event.

         Limitation on Profit. The terms of the Stock Option Agreement limit the aggregate value which CIT may realize through the Option to US$15 million.

         Repurchase Right. At any time within the 30-day period immediately following the time the Option becomes exercisable and prior to any exercise of the Option, CIT may exercise its right, with notice, to require Newcourt to repurchase the Option from CIT, in whole but not in part, at a price equal to US$15 million.

         Substitute Option. If prior to an Exercise Termination Event, Newcourt enters into an agreement (i) to amalgamate or consolidate with or merge into any person, other than CIT or one of its subsidiaries, and in case of a merger or consolidation, Newcourt is not the continuing or surviving corporation; (ii) to permit any person, other than CIT or one of its subsidiaries, to amalgamate with or merge into Newcourt and Newcourt is the continuing or surviving corporation, but the then outstanding Newcourt Common Shares are changed or exchanged for shares or other securities of any other person or cash or any other property or the outstanding Newcourt Common Shares represents less than 50% of the outstanding voting shares of the merged company, or (iii) to sell or otherwise transfer all or a substantial portion of its assets to any person, other than CIT or one of its subsidiaries, then in each such case, the agreement governing such transaction will make proper provisions so that the Options will be converted or exchanged for a substitute option at the completion of the transaction, at the election of the holder of the Option, of either (x) the successor entity or (y) any person that controls the successor entity.

         Registration Statement. At any time after an Initial and a Subsequent Triggering Event occurs and prior to an Exercise Termination Event, Newcourt will, if requested by CIT, prepare and file a registration statement under the Securities Act covering any or all Newcourt Common Shares issued and issuable pursuant to the Option. Newcourt will also file a prospectus with the Ontario Securities Commission and other applicable Canadian provincial securities commission, as required by such entities. CIT may make two such demands.

         The Stock Option Agreement is intended to increase the likelihood that the Transaction will be completed in accordance with the terms of the Reorganization Agreement. Consequently, certain aspects of the Stock Option Agreement may discourage persons who might, prior to the Effective Time, be interested in acquiring all of or a significant interest in Newcourt from considering or proposing such an acquisition. Such an acquisition of Newcourt could cause the Option to become exercisable. The Option could significantly increase the cost to a potential acquiror of acquiring Newcourt compared to its cost had the Option not been granted. Such increased cost might discourage a potential acquiror from considering or proposing an acquisition or might result in a potential acquiror proposing to pay a lower per share price to acquire Newcourt than it might otherwise have proposed to pay.

Transaction Mechanics and Description of Exchangeable Shares

The Plan of Arrangement

         Pursuant to the terms of the Plan of Arrangement, commencing at the Effective Time, the following events will occur and be deemed to occur in the following order:

                 (a) each outstanding Newcourt Common Share held by an Eligible Electing Holder who has made an effective election (other than Newcourt Common Shares held by Dissenting Shareholders) will be transferred to Exchangeco by the holder, without any act or formality on its part, in exchange for, at such holder's election, (i) that number of fully paid and non-assessable Exchangeable Shares equal to the Exchange Ratio, together with applicable Ancillary Rights, or; (ii) that number of fully paid and non-assessable shares of CIT Common Stock equal to the Exchange Ratio;

                 (b) each outstanding Newcourt Common Share held by any other Newcourt Shareholder (including any Eligible Electing Holder who has not made an effective election to exchange Newcourt Common Shares for Exchangeable Shares, but excluding Dissenting Shareholders) will be transferred by the holder thereof, without any act or formality on its part, to Exchangeco in exchange for that number of fully paid and non-assessable shares of CIT Common Stock equal to the Exchange Ratio;

                 (c) each Newcourt Option shall be exchanged for a Transition Option under the Transition Option Plan; and

                 (d) CIT will issue and deposit with the Trustee the Special Voting Share.

         All of Newcourt's outstanding Common Shares will, immediately after the Effective Time, be held by Exchangeco. The former holders of Newcourt Common Shares are expected to hold an aggregate of approximately 103,955,830 Exchangeable Shares and shares of CIT Common Stock, based on an Exchange Ratio of 0.70. Assuming all Newcourt Common Shares are exchanged for shares of CIT Common Stock, based upon the number of shares of CIT Common Stock outstanding as of September 20, 1999 and an Exchange Ratio of 0.70, existing Newcourt Shareholders will hold approximately 39% of the outstanding CIT Common Stock immediately after the Effective Time.

Fractional Shares

         No fractional Exchangeable Shares or fractional shares of CIT Common Stock will be delivered in exchange for Newcourt Common Shares pursuant to the Plan of Arrangement. In lieu of any such fractional securities:

                 (i) each Newcourt Shareholder otherwise entitled to a fractional interest in a share of CIT Common Stock will receive a cash payment equal to such Newcourt Shareholder's pro rata portion of the net proceeds after expenses received by the Depositary upon the sale of whole shares representing an accumulation of all fractional interests in CIT Common Stock to which all such Newcourt Shareholders would otherwise be entitled. The Depositary will sell such CIT Common Stock on the New York Stock Exchange or The Toronto Stock Exchange within 15 Business Days following the Effective Date for those Newcourt Common Shares received by the Depositary prior to the Newcourt Shareholders Meeting. For those Newcourt Common Shares received by the Depositary after the Newcourt Shareholders Meeting, the Depositary will sell such CIT Common Stock on the New York Stock Exchange or The Toronto Stock Exchange as soon as reasonably practicable thereafter. The aggregate net proceeds after expenses of such sale will be distributed by the Depositary, pro rata in relation to the respective fractions, among the Newcourt Shareholders otherwise entitled to receive fractional interests in CIT Common Stock; and

                 (ii) each Newcourt Shareholder otherwise entitled to a fractional interest in an Exchangeable Share will receive a cash payment equal to such Newcourt Shareholder's pro rata portion of the net proceeds after expenses received by the Depositary upon the private sale of whole shares representing an accumulation of all fractional interests in Exchangeable Shares to which all such Newcourt Shareholders would otherwise be entitled including by way of sale through the facilities of any stock exchange upon which the Exchangeable Shares are then listed within 15 Business Days following the Effective Date. The aggregate net proceeds after expenses of such sale will be distributed by the Depositary, pro rata in relation to the respective fractions, among the Newcourt Shareholders otherwise entitled to receive fractional interests in Exchangeable Shares.

         See "- Procedures for Exchange of Newcourt Share Certificates by Newcourt Shareholders" on page 92, for procedures to be followed in order to obtain certificates representing the Exchangeable Shares and the CIT Common Stock issuable under the Plan of Arrangement.

Retraction, Redemption and Call Rights

         Retraction of Exchangeable Shares. Holders of the Exchangeable Shares will be entitled at any time following the Effective Time to retract (i.e., require Exchangeco to redeem) any or all of the Exchangeable Shares held by such holder for a retraction price per share equal to the Retraction Price. Holders of the Exchangeable Shares may effect such retraction by presenting a certificate or certificates to Exchangeco or at any office of the Transfer Agent as may be specified by Exchangeco by notice to the holders of Exchangeable Shares, representing the number of Exchangeable Shares the holder desires to retract together with a duly executed Retraction Request indicating the number of Exchangeable Shares the holder desires to retract and the Retraction Date upon which the holder desires to receive the CIT Common Stock, and such other documents as may be required to effect the retraction.

         When a holder requests Exchangeco to redeem Retracted Shares, Newco will have an overriding Retraction Call Right to purchase on the Retraction Date all but not less than all of the Retracted Shares, at a purchase price per share equal to the Retraction Price. Upon receipt of a Retraction Request, Exchangeco will immediately notify Newco. Newco must then advise Exchangeco within five Business Days as to whether the Retraction Call Right will be exercised. If Newco does not so advise Exchangeco, then Exchangeco will notify the holder as soon as possible thereafter that Newco will not exercise the Retraction Call Right. If Newco advises Exchangeco that Newco will exercise the Retraction Call Right within such five Business Days and if the Retraction Request is not duly revoked by the holder, then the Retraction Request shall be considered only to be an offer by the holder to sell the Retracted Shares to Newco in accordance with the Retraction Call Right.

         A holder may withdraw its Retraction Request, in writing, at any time prior to the close of business on the Business Day preceding the Retraction Date, in which case the Retracted Shares will neither be purchased by Newco nor be redeemed by Exchangeco. If the holder does not revoke its Retraction Request, then on the Retraction Date, the Retracted Shares will be either purchased by Newco or redeemed by Exchangeco as the case may be, in each case as set out above. Either Exchangeco or Newco will deliver the aggregate Retraction Price to the holder by mailing the same to the holder at the address of the holder recorded in the securities register or at the address specified in the holder's Retraction Request or by holding the same for pick-up by the holder at the registered office of Exchangeco or the office of the transfer agent as specified by Exchangeco, in each case, less any amounts withheld on account of tax required to be deducted and withheld therefrom.

         If, as a result of solvency requirements or applicable law, Exchangeco is not permitted to redeem all Retracted Shares tendered by a retracting holder, then Exchangeco will only be required to redeem the maximum number of Retracted Shares tendered by the holder (rounded down to a whole number of shares) as would not be contrary to such provisions of applicable law. The Trustee, on behalf of the holder of any Retracted Shares not so redeemed by Exchangeco, will require CIT to purchase the Retracted Shares not redeemed on the Retraction Date, pursuant to the Exchange Right.

         Holders of Exchangeable Shares executing a Retraction Request will continue to be entitled to receive from Exchangeco, on the designated payment date, any declared but unpaid dividends on the related shares, provided that if and to the extent the dividend is not paid by Exchangeco on the designated payment date, then any such dividend in respect of shares purchased by Newco (under the Retraction Call Right) or CIT (under the Exchange Right) will be paid on such date by Newco or CIT, as the case may be, for and on behalf of Exchangeco.

         Redemption of Exchangeable Shares. Subject to applicable law and the Redemption Call Right, on the Redemption Date, Exchangeco may redeem all but not less than all of the then outstanding Exchangeable Shares for a redemption price per share equal to the Redemption Price. Exchangeco will, at least 60 days prior to the relevant Redemption Date, or such number of days as the Board of Directors of Exchangeco may determine to be reasonably practicable if a Redemption Date arises in connection with a CIT Control Transaction, an Exchangeable Share Voting Event or an Exempt Exchangeable Share Voting Event, give to the registered holders of the Exchangeable Shares written notice of the proposed redemption of the Exchangeable Shares by Exchangeco or the purchase of the Exchangeable Shares by Newco pursuant to the Redemption Call Right described below.

         On or after the Redemption Date, upon the holder's presentation and surrender of the certificates representing the Exchangeable Shares and such other documents as may be required at the office of the transfer agent or the registered office of Exchangeco, Exchangeco will deliver the Redemption Price to the holder by mailing the same to the holder at the address of the holder recorded in the securities register or by holding the same for pick-up by the holder at the registered office of Exchangeco or the office of the transfer agent as specified in the written notice of redemption, in each case less any amounts withheld on account of tax required to be deducted and withheld therefrom.

         Newco will have an overriding Redemption Call Right to purchase on the Redemption Date all but not less than all of the Exchangeable Shares then outstanding (other than Exchangeable Shares held by CIT and its subsidiaries) for a purchase price per share equal to the Redemption Price. Upon the exercise of the Redemption Call Right, holders will be obligated to sell their Exchangeable Shares to Newco. If Newco exercises the Redemption Call Right, Exchangeco's right and obligation to redeem the Exchangeable Shares on such Redemption Date will terminate.

         On the Redemption Date, holders of Exchangeable Shares will continue to be entitled to receive from Exchangeco, on the designated payment date, any declared but unpaid dividends on the related shares, provided that if and to the extent the dividend is not paid by Exchangeco on the designated payment date, then any such dividend in respect of shares purchased by Newco (under the Redemption Call Right) will be paid on such date by Newco for and on behalf of Exchangeco.

         Early Redemption. In certain circumstances, Exchangeco has the right to require a redemption of the Exchangeable Shares prior to November 1, 2004. An early redemption may occur upon (i) there being fewer than 1,000,000 Exchangeable Shares outstanding (other than Exchangeable Shares held by CIT and its affiliates); (ii) the occurrence of a CIT Control Transaction; (iii) a proposal for an Exchangeable Share Voting Event; or (iv) the failure to approve or disapprove, as applicable, an Exempt Exchangeable Share Voting Event.

         A "CIT Control Transaction" means any merger, amalgamation, tender offer, material sale of shares or rights or interests therein or thereto or similar transactions involving CIT, or any proposal to do so. If, prior to November 1, 2004, a CIT Control Transaction occurs, and the Board of Directors of Exchangeco determines, in good faith and in its sole discretion, that it is not reasonably practicable to substantially replicate the terms and conditions of the Exchangeable Shares in connection with such CIT Control Transaction and if the redemption of all but not less than all of the outstanding Exchangeable Shares is necessary to enable the completion of such CIT Control Transaction in accordance with its terms, then the Board of Directors of Exchangeco may accelerate the Redemption Date to such date prior to November 1, 2004 as the Board of Directors of Exchangeco may determine. Notice of the new Redemption Date shall be given upon such number of days' prior written notice to the registered holders of the Exchangeable Shares as the Board of Directors of Exchangeco may determine to be reasonably practicable in such circumstances.

         An "Exchangeable Share Voting Event" means any matter in respect of which holders of Exchangeable Shares are entitled to vote as shareholders of Exchangeco (for example to approve an amalgamation involving Exchangeco where the amalgamation is not with a wholly-owned subsidiary of Exchangeco) other than an Exempt Exchangeable Share Voting Event, and, for greater certainty, excludes any matter in respect of which holders of Exchangeable Shares are entitled to vote (or instruct the Trustee to vote) in their capacity as Beneficiaries under (as that term is defined in) the Voting and Exchange Trust Agreement. If, prior to November 1, 2004, an Exchangeable Share Voting Event is proposed, and if the Board of Directors of Exchangeco has determined, in good faith and in its sole discretion, that it is not reasonably practicable to accomplish the business purpose intended by the Exchangeable Share Voting Event in any other commercially reasonable manner that does not result in an Exchangeable Share Voting Event, then the Redemption Date shall be the Business Day prior to the record date for any meeting or vote of the holders of the Exchangeable Shares to consider the Exchangeable Share Voting Event. The business purpose for such Exchangeable Share Voting Event must be bona fide and not for the primary purpose of causing the occurrence of a Redemption Date. The Board of Directors of Exchangeco shall give such number of days' prior written notice of such redemption to the registered holders of the Exchangeable Shares as it may determine to be reasonably practicable in such circumstances.

         An "Exempt Exchangeable Share Voting Event" means any matter in respect of which holders of Exchangeable Shares are entitled to vote as shareholders of Exchangeco in order to approve or disapprove, as applicable, any change to or in the rights of the holders of the Exchangeable Shares, where the approval or disapproval, as applicable, of such change would be required to maintain the equivalence of the Exchangeable Shares and the CIT Common Stock. If, prior to November 1, 2004, an Exempt Exchangeable Share Voting Event is proposed and the holders of the Exchangeable Shares fail to take the necessary action at a meeting or other vote of holders of Exchangeable Shares to approve or disapprove, as applicable, the Exempt Exchangeable Share Voting Event, then the Redemption Date shall be the Business Day following the day on which the holders of the Exchangeable Shares failed to take such action. The Board of Directors of Exchangeco shall give such number of days' prior written notice of such redemption to the registered holders of the Exchangeable Shares as the board of directors of Exchangeco may determine to be reasonably practicable in such circumstances.

         In the event that Newco acquires Exchangeable Shares pursuant to the Retraction Call Right or the Redemption Call Right, Newco will be entitled to exchange such Exchangeable Shares for common shares of Exchangeco on terms approved by Exchangeco's board of directors.

         See "Tax Considerations to Newcourt Shareholders - Certain Canadian Federal Income Tax Considerations for Newcourt Shareholders" on page 102.

Voting, Dividend and Liquidation Rights of Holders of Exchangeable Shares

         On the Effective Date, CIT, Exchangeco and the Trustee will enter into the Voting and Exchange Trust Agreement in substantially the form attached hereto as Annex H.

         Voting Rights with Respect to Exchangeco. The holders of Exchangeable Shares are not entitled as such to receive notice of or attend any meeting of shareholders of Exchangeco or to vote at any such meeting, except as required by law or under the Exchangeable Share Support Agreement, the terms of the Exchangeable Share Provisions with respect to the amendment thereof or the Voting and Exchange Trust Agreement, subject, in each case, to the right of Exchangeco to redeem the Exchangeable Shares in the event of a Redemption Date.

         Voting Rights with Respect to CIT. Pursuant to the Voting and Exchange Trust Agreement, CIT will issue the Special Voting Share to the Trustee for the benefit of the holders of the Exchangeable Shares (other than CIT and its affiliates). The Special Voting Share will have a number of votes, which may be cast at any meeting at which CIT Stockholders are entitled to vote, equal to the number of then outstanding Exchangeable Shares (other than Exchangeable Shares held by CIT and its subsidiaries) at any time.

         Each holder of an Exchangeable Share on the record date for any meeting at which CIT Stockholders are entitled to vote will be entitled to instruct the Trustee to exercise one of the votes attached to the Special Voting Share for each Exchangeable Share held by such holder. The Trustee will exercise each vote attached to the Special Voting Share only as directed by the relevant holder and, in the absence of instructions from a holder as to voting, will not exercise such votes. A holder may, upon instructing the Trustee, obtain a proxy from the Trustee entitling the holder to vote directly at the relevant meeting the votes attached to the Special Voting Share to which the holder is entitled. In connection with each meeting, to the extent that the Trustee has not, upon such instructions, signed and delivered to holders proxies as aforesaid, the Trustee shall exercise its voting rights either by proxy or in person.

         The Trustee will send to the holders of the Exchangeable Shares the notice of any meeting at which the CIT Stockholders are entitled to vote, together with the related meeting materials and a statement as to how the holder may instruct the Trustee to exercise the votes attaching to the Special Voting Share, commencing on the same day as CIT sends such notice and materials to the CIT Stockholders. The Trustee will also send to the holders copies of all information statements, interim and annual financial statements, reports and other materials sent by CIT to the CIT Stockholders at the same time as such materials are sent to the CIT stockholders. To the extent such materials are provided to the Trustee by CIT, the Trustee will also send to the holders all materials sent by third parties to CIT stockholders, including dissident proxy circulars and tender and exchange offer circulars, as soon as possible after such materials are delivered to the Trustee.

         All rights of a holder of Exchangeable Shares to exercise votes attached to the Special Voting Share will cease upon the exchange (whether by redemption, retraction or liquidation, or through the exercise of the related Call Rights) of all of such holder's Exchangeable Shares for CIT Common Stock.

         Dividend Rights. Holders of Exchangeable Shares will be entitled to receive, subject to applicable law and the prior rights of the Class B Preference Shares of Exchangeco, dividends (i) in the case of a cash dividend declared on the CIT Common Stock, in an amount in cash for each Exchangeable Share equal to the cash dividend declared on each share of CIT Common Stock,
(ii) in the case of a stock dividend declared on the CIT Common Stock to be paid in CIT Common Stock, in such number of Exchangeable Shares for each Exchangeable Share as is equal to the number of shares of CIT Common Stock to be paid on each share of CIT Common Stock or (iii) in the case of a dividend declared on the CIT Common Stock in property other than cash or CIT Common Stock, in such type and amount of property as is the same as, or economically equivalent to the type and amount of property declared as a dividend on each share of CIT Common Stock. Cash dividends on the Exchangeable Shares are payable in U.S. dollars or, at the option of Exchangeco, the Canadian Dollar Equivalent thereof. The declaration date, record date and payment date for dividends on the Exchangeable Shares will be the same as the relevant date for the corresponding dividends on the CIT Common Stock.

         Liquidation Rights with Respect to Exchangeco. In the event of the liquidation, dissolution or winding-up of Exchangeco or any other proposed distribution of the assets of Exchangeco among its shareholders for the purpose of winding-up its affairs, holders of the Exchangeable Shares will have, subject to applicable law and the prior rights of the Class A Preference Shares and Class B Preference Shares of Exchangeco, preferential rights to receive from Exchangeco the Exchangeco Liquidation Amount for each Exchangeable Share held. Upon the occurrence of such liquidation, dissolution or winding-up, Newco will have an overriding Liquidation Call Right to purchase all of the outstanding Exchangeable Shares (other than Exchangeable Shares held by CIT and its affiliates) from the holders thereof on the effective date of such liquidation, dissolution or winding-up for a purchase price per share equal to the Exchangeco Liquidation Amount.

         If an Exchangeco Insolvency Event occurs and is continuing, a holder of Exchangeable Shares will be entitled to instruct the Trustee to exercise the Exchange Right for any or all of the Exchangeable Shares held by such holder. Such exercise will require CIT to purchase such Exchangeable Shares. As soon as practicable following the occurrence of an Exchangeco Insolvency Event or any event which may, with the passage of time and/or the giving of notice, become an Exchangeco Insolvency Event, Exchangeco and CIT will give written notice thereof to the Trustee. As soon as practicable thereafter, the Trustee will then notify each holder of Exchangeable Shares of such event or potential event and will advise the holder of its rights with respect to the Exchange Right. The purchase price payable by CIT for each Exchangeable Share purchased under the Exchange Right will be satisfied by issuance of one share of CIT Common Stock.

         Upon the occurrence of the liquidation, dissolution or winding-up of Exchangeco or an Exchangeco Insolvency Event, holders of Exchangeable Shares will continue to be entitled to receive from Exchangeco, on the designated payment date, any declared but unpaid dividends on the related shares, provided that if and to the extent the dividend is not paid by Exchangeco on the designated payment date, then any such dividend in respect of shares purchased by Newco (under the Liquidation Call Right) or by CIT (under the Exchange Right) will be paid on such date by Newco or CIT, as the case may be, for and on behalf of Exchangeco.

         Liquidation Rights with Respect to CIT. In order for the holders of the Exchangeable Shares to participate on a pro rata basis with the holders of CIT Common Stock, on the fifth Business Day prior to the effective date of a CIT Liquidation Event, each Exchangeable Share will, pursuant to the Automatic Exchange Right, automatically be exchanged for an equivalent number of shares of CIT Common Stock. Upon a holder's request and surrender of Exchangeable Share certificates, duly endorsed in blank and accompanied by such instruments of transfer as CIT may reasonably require, CIT will deliver to such holder certificates representing an equivalent number of shares of CIT Common Stock pursuant to the Automatic Exchange Right. For a description of certain CIT obligations with respect to the dividend and liquidation rights of the holders of Exchangeable Shares, see "- CIT Support Obligation" below.

         Upon the occurrence of the Automatic Exchange Right, holders of Exchangeable Shares will continue to be entitled to receive from Exchangeco, on the designated payment date, any declared but unpaid dividends on the related shares, provided that if and to the extent the dividend is not paid by Exchangeco on the designated payment date, then any such dividend in respect of shares purchased by CIT (under the Automatic Exchange Right) will be paid on such date by CIT for and on behalf of Exchangeco.

Capitalization and Ranking

         Immediately after the Effective Time, Exchangeco will have outstanding common shares, all of which will be held by Newco, Class A Preference Shares, all of which will be held by Newco, Class B Preference Shares, having a value of approximately 2% of the value of Newcourt on August 5, 1999 and of which approximately 79% will be held by Newco and 21% of which will be held by third parties, and the Exchangeable Shares, all of which will have been issued to former Newcourt Shareholders pursuant to the Transaction. The Exchangeable Shares will rank junior to the Class A Preference Shares and Class B Preference Shares with respect to the distribution of assets in the event of a liquidation, dissolution or winding-up of Exchangeco, whether voluntary or involuntary and with respect to amounts that would be required to be paid the holders of shares that have a right to be paid on redemption but will be entitled to a preference over the common shares of Exchangeco with respect to the distribution of assets in the event of a liquidation, dissolution or winding-up of Exchangeco, whether voluntary or involuntary. With respect to the payment of dividends, the Exchangeable Shares will rank junior to the Class B Preference Shares and will be entitled to a preference over the Class A Preference Shares and Common Shares of Exchangeco.

Certain Restrictions

         Exchangeco will not without the approval of the holders of the Exchangeable Shares as set forth below under "- Amendment and Approval":

         (a) pay any dividends on the Exchangeco common shares, Class A Preference Shares or any other shares ranking junior to the Exchangeable Shares with respect to the payment of dividends, other than stock dividends payable in common shares or any such other shares ranking junior to the Exchangeable Shares, as the case may be;

         (b) redeem, purchase or make any capital distribution in respect of common shares of Exchangeco, or any other shares ranking junior to the Exchangeable Shares with respect to the distribution of assets in the event of a liquidation, dissolution or winding-up of Exchangeco, whether voluntary or involuntary, or any other distribution of assets of Exchangeco among its shareholders for the purpose of winding-up its affairs;

         (c) redeem or purchase any other shares of Exchangeco ranking equally with the Exchangeable Shares with respect to any liquidation distribution; or

         (d) issue any Exchangeable Shares or any other shares of Exchangeco ranking equally with, or superior to, the Exchangeable Shares other than by way of stock dividends to the holders of such Exchangeable Shares.

         The restrictions in clauses (a), (b), (c) and (d) above will not apply at any time when dividends on the outstanding Exchangeable Shares corresponding to dividends declared and paid on the CIT Common Stock have been paid in full when due.

Amendment and Approval

         The rights, privileges, restrictions and conditions attaching to the Exchangeable Shares may be added to, changed or removed only with the approval of the holders thereof. Any such approval or any other approval or consent to be given by the holders of the Exchangeable Shares must be given in accordance with applicable law and must be evidenced by a resolution passed by not less than two-thirds of the votes cast on such resolution at a meeting of the holders of Exchangeable Shares at which a quorum is present or represented by proxy. If no quorum is present at such meeting within one-half hour after the time appointed therefor, then the meeting will be adjourned to the same day, in the next week, at the same time and place. At such adjourned meeting, if a quorum is not present within one-half hour from the time appointed for the meeting, the holders of Exchangeable Shares present or represented by proxy may transact the business for which the meeting was originally called and a resolution passed at such meeting by the affirmative vote of not less than two-thirds of the votes cast on such resolution will constitute the approval or consent of the holders of the Exchangeable Shares.

CIT Support Obligation

         Pursuant to the Exchangeable Share Support Agreement, CIT will agree, for so long as any Exchangeable Shares (other than Exchangeable Shares owned by CIT or its affiliates) remain outstanding that:

         (i) CIT will not declare or pay dividends on the CIT Common Stock unless Exchangeco is able to declare and pay and simultaneously declares or pays, as the case may be, an equivalent dividend on the Exchangeable Shares;

         (ii) CIT will advise Exchangeco in advance of the declaration of any dividend on the CIT Common Stock and ensure that the declaration date, record date and payment date for dividends on the Exchangeable Shares are the same as that for the corresponding dividend on the CIT Common Stock;

         (iii) CIT will ensure that the record date for any dividend declared on the CIT Common Stock is not less than ten Business Days after the declaration date of such dividend;

         (iv) CIT will take all actions and do all things reasonably necessary or desirable to enable and permit Exchangeco, in accordance with applicable law, to pay to the holders of the Exchangeable Shares all dividends declared on the Exchangeable Shares and the applicable Exchangeco Liquidation Amount, Redemption Price and Retraction Price in the event of a liquidation, dissolution or winding-up of Exchangeco, a Retraction Request by a holder of Exchangeable Shares or a redemption of Exchangeable Shares by Exchangeco; and

         (v) CIT will take all actions and do all things reasonably necessary or desirable to enable and permit Newco, in accordance with applicable law, to perform its obligations arising upon the exercise by it of the Call Rights, including the delivery of CIT Common Stock in accordance with the provisions of the applicable Call Right.

         The Exchangeable Share Support Agreement and the Exchangeable Share Provisions provide that, without the prior approval of Exchangeco and the holders of the Exchangeable Shares as set forth above under "- Amendment and Approval," CIT will not issue or distribute additional shares of CIT Common Stock, securities exchangeable for or convertible into or carrying rights to acquire CIT Common Stock or rights to subscribe therefor or other assets to all or substantially all holders of CIT Common Stock, nor change the CIT Common Stock, unless the same or an economically equivalent distribution on or change to the Exchangeable Shares (or in the rights of the holders thereof) is made simultaneously. The Exchangeco Board of Directors is empowered to conclusively determine in good faith and in its sole discretion whether any corresponding distribution on or change to the Exchangeable Shares is the same as or economically equivalent to any proposed distribution on or change to the CIT Common Stock.

         In the event of any proposed tender offer, share exchange offer, issuer bid, take-over bid or similar transaction with respect to CIT Common Stock, the acceptance of which is recommended by the CIT Board of Directors and in connection with which the Exchangeable Shares are not redeemed by Exchangeco or purchased by Newco pursuant to the Redemption Call Right, CIT will use reasonable efforts to take all actions necessary or desirable to enable holders of Exchangeable Shares to participate in such transaction to the same extent and on an economically equivalent basis as the CIT Stockholders.

         Exchangeco is required to notify CIT and Newco of the occurrence of certain events, such as the liquidation, dissolution or winding-up of Exchangeco, Exchangeco's receipt of a Retraction Request from a holder of Exchangeable Shares and the issuance of a notice of redemption by Exchangeco.

         Under the Exchangeable Share Support Agreement, CIT has agreed not to exercise any voting rights attached to the Exchangeable Shares owned by it or any of its affiliates on any matter considered at meetings of holders of Exchangeable Shares. CIT has also agreed to use its reasonable efforts to enable Exchangeco to maintain a listing for the Exchangeable Shares on The Toronto Stock Exchange.

         With the exception of administrative changes for the purpose of adding covenants for the protection of the holders of the Exchangeable Shares, making certain necessary amendments or curing ambiguities or clerical errors (in each case provided that the Board of Directors of each of CIT, Exchangeco and Newco are of the opinion that such amendments are not prejudicial to the interests of the holders of the Exchangeable Shares), the Exchangeable Share Support Agreement may not be amended or modified without the approval of the holders of the Exchangeable Shares as set forth above under "- Transaction Mechanics and Description of Exchangeable Shares - Amendment and Approval" on page 90.

Newcourt Options

         At the Effective Time, each Newcourt Option will be exchanged for a Transition Option to purchase a number of shares of CIT Common Stock equal to the product of the Exchange Ratio multiplied by the number of Newcourt Common Shares subject to such Newcourt Option (rounded down to a whole number of shares). The Transition Option will provide for an exercise price per share of CIT Common Stock equal to the exercise price per Newcourt Common Share of such Newcourt Option immediately prior to the Effective Time divided by the Exchange Ratio (rounded up to the nearest cent).

Court Approval of the Plan of Arrangement and Completion of the Transaction

         Under the Business Corporations Act (Ontario), the Plan of Arrangement requires approval by the Superior Court of Justice (Ontario). Prior to the mailing of this Joint Proxy Statement, Newcourt obtained the Interim Order providing for the calling and holding of the Newcourt Shareholders Meeting and other procedural matters. A copy of the Interim Order is attached hereto in Annex C. The Notice of Application for the Final Order also appears in Annex D.

         Subject to the approval of the Arrangement Resolution by the Newcourt Shareholders at the Newcourt Shareholders Meeting, the hearing in respect of the Final Order is scheduled to take place on October 27, 1999 at 10:00 a.m. (Toronto time) in the Superior Court of Justice (Ontario) at 393 University Ave., Toronto, Ontario. In deciding whether to grant the Final Order, the Superior Court of Justice (Ontario) will conduct a hearing on, among other things, the fairness of the terms and conditions of the Transaction. Newcourt Shareholders who wish to appear or be represented and to present evidence or arguments must serve and file a notice of appearance as set out in the Notice of Application for the Final Order and satisfy any other requirements of the Superior Court of Justice (Ontario). The Superior Court of Justice (Ontario) will consider, among other things, the fairness and reasonableness of the Plan of Arrangement. The Superior Court of Justice (Ontario) may approve the Plan of Arrangement in any manner it may direct, subject to compliance with such terms and conditions, if any, as it deems fit.

         Assuming the Final Order is granted and the other conditions to closing contained in the Reorganization Agreement are satisfied or waived, it is anticipated that the following will occur simultaneously at closing: Articles of Arrangement for Newcourt will be filed with the Director under the Business Corporations Act (Ontario) to give effect to the Plan of Arrangement; the Voting and Exchange Trust Agreement and Exchangeable Share Support Agreement will be executed and delivered; and the various other documents necessary to complete the transactions contemplated under the Reorganization Agreement will be executed and delivered.

         Since the Transaction is subject to various regulatory approvals beyond the control of the parties to the Transaction, it is not possible to specify exactly when the Closing will occur. See "The Transaction - Regulatory Matters" on page 95. However, CIT and Newcourt currently anticipate that the date of Closing will occur in the fourth quarter of 1999.

Procedures for Exchange of Newcourt Share Certificates by Newcourt Shareholders

         Enclosed with this Joint Proxy Statement is a Letter of Transmittal and Election Form which is being delivered to the registered Newcourt Shareholders. The Letter of Transmittal and Election Form, when properly completed and duly executed and returned together with a certificate or certificates for Newcourt Common Shares and all other required documents, will enable each Newcourt Shareholder that is an Eligible Electing Holder to obtain, at its election, a certificate for that number of such Exchangeable Shares or shares of CIT Common Stock equal to the number of such Newcourt Common Shares held by such Newcourt Shareholder multiplied by the Exchange Ratio (subject to adjustment for fractional shares, as discussed above). Newcourt Shareholders who are not Eligible Electing Holders or who are Eligible Electing Holders who have not made a valid election pursuant to the Letter of Transmittal and Election Form to receive Exchangeable Shares (other than CIT and its subsidiaries and affiliates and Dissenting Shareholders who are ultimately entitled to be paid the fair value of their Newcourt Common Shares) will receive certificates for that number of shares of CIT Common Stock equal to the number of their Newcourt Common Shares multiplied by the Exchange Ratio (subject to adjustment for fractional shares). See "- Transaction Mechanics and Description of Exchangeable Shares" on page 84.

         Any use of the mail to transmit a certificate for Newcourt Common Shares and a related Letter of Transmittal and Election Form is at the risk of the Newcourt Shareholder. If these documents are mailed, we recommend that registered mail, with return receipt requested, properly insured, be used.

         Certificates representing the appropriate number of Exchangeable Shares and/or shares of CIT Common Stock issuable to a former holder of Newcourt Common Shares who has complied with the procedures set out above, together with a check in the amount, if any, payable instead of fractional Exchangeable Shares and/or shares of CIT Common Stock will, within 15 Business Days after the Effective Date (i) be forwarded to the holder at the address specified in the Letter of Transmittal and Election Form by insured first class mail, or (ii) be made available at the offices of Montreal Trust Company at 151 Front Street West, Eighth Floor, Toronto, Ontario M5J 2N1 for pick-up by the holder as requested by the holder in the Letter of Transmittal and Election Form.

         Where a certificate for Newcourt Common Shares has been destroyed, lost or mislaid, the registered holder of that certificate should immediately contact Montreal Trust Company of Canada at (416) 931-9596 in the Toronto area, or toll free at (800) 663-9097, regarding the issuance of a replacement certificate upon the holder satisfying such requirements as may be imposed by Newcourt in connection with issuance of the replacement certificate.

Procedure for Making a Joint Tax Election

         As discussed below under "Tax Considerations to Newcourt Shareholders - Newcourt Shareholders Resident in Canada" on page 102, an Eligible Holder who exchanges Newcourt Common Share for Exchangeable Shares and Ancillary Rights may make a joint election with Exchangeco pursuant to Section 85 of the Income Tax Act (Canada).

         For this purpose, a Tax Election Filing Package may be obtained from the Depositary by checking the appropriate box on the Letter of Transmittal and Election Form. The election forms may also be obtained directly from Revenue Canada and (if applicable) the appropriate provincial election forms may be obtained from the relevant provincial income tax authorities. An Eligible Holder interested in obtaining a Tax Election

Filing Package should so indicate on the Letter of Transmittal and Election Form accompanying this Joint Proxy Statement in the space provided therein.

         In order to make a joint tax election, a duly completed Tax Election Filing Package together with any required supporting schedules must be signed and forwarded by the Eligible Holder to KPMG LLP, Chartered Accountants, at its address at the attention of Mr. Michael Stewart, KPMG LLP, P.O. Box 31, STN Commerce Court, Toronto, Ontario M5L 1B2 on or before the Tax Election Date. Exchangeco will not execute any tax election received by KPMG after the Tax Election Date. The Tax Election Filing Package consists of:

         (a) two (2) copies of Revenue Canada form T2057 or, if the Eligible Holder is a partnership as indicated on the Letter of Transmittal and Election Form, two (2) copies of Revenue Canada form T2058;

         (b) if the Eligible Holder is required to file in Quebec as indicated by the Eligible Holder on the Letter of Transmittal and Election Form, then two (2) copies of the Quebec Tax Election Form TP-518V or, if the Eligible Holder is a partnership as indicated on the Letter of Transmittal and Election Form, three (3) copies of Quebec Tax Election Form TP-529V; and

         (c) a tax election filing authorization letter (in duplicate if the Eligible Holder is required to file in Quebec as indicated on the Letter of Transmittal and Election Form).


         Where Newcourt Common Shares are held in joint ownership and two or more of the co-owners wish to elect, one of the co-owners designated for such purpose should file the designation and a copy of the Revenue Canada form T2057 (and, where applicable, the corresponding provincial form) for each co-owner along with a list of all co-owners electing, which list should contain the address and social insurance number or tax account number of each co-owner. Where the Newcourt Common Shares are held as partnership property, a partner designated by the partnership must file one copy of Revenue Canada form T2058 on behalf of all members of the partnership (and, where applicable, the corresponding form in duplicate with the provincial taxation authorities). Such Revenue Canada formT2058 (and provincial form, if applicable) must be accompanied by a list containing the name and social insurance number or account number of each partner and must be signed by each partner or be accompanied by a copy of the document authorizing the designated partner to complete, execute and file the form on behalf of the other partners.

         Exchangeco will make a joint tax election under subsection 85(1) or (2) of the Income tax Act (Canada) and the corresponding provisions of any applicable provincial tax legislation only with an Eligible Holder, and at the amount(s) determined by the Eligible Holder subject to the limitations set out in subsections 85(1) and (2) of the Income Tax Act (Canada) and any applicable provincial tax statute. Exchangeco agrees only to execute any joint tax election and to forward such tax election by mail (within 30 days after the receipt thereof by KPMG) to the appropriate tax authorities with a copy to the Eligible Holder. With the exception of execution and filing of the election by Exchangeco, compliance with the requirements to ensure the validity of a joint tax election will be the sole responsibility of the Eligible Holder making the election. Exchangeco and KPMG will not be responsible for the proper completion of any joint tax election, and the Eligible Holder will be solely responsible for the payment of any late filing penalty that does not result from a failure on the part of Exchangeco. Accordingly, Exchangeco and KPMG will not be responsible or liable for taxes, interest, penalties, damages or expenses resulting from the failure by anyone to properly complete any joint tax election form or to properly file such form within the time prescribed and in the form prescribed under the Income Tax Act (Canada) or the corresponding provisions of any applicable provincial legislation.

         In order for Revenue Canada (or, in respect of a provincial election, the provincial tax authority) to accept the joint tax election without a late filing penalty being payable by an Eligible Holder, the joint tax election, duly completed and executed by both the Eligible Holder and Exchangeco, must be received by Revenue Canada (or applicable provincial tax authority) on or before the day that is the earliest of the days on or before which either Exchangeco or the Eligible Holder is required to file an income tax return for the taxation year in which the disposition occurs (the deadline may be later in the case of a Quebec election). Exchangeco has advised counsel that its taxation year is scheduled to end on December 31 of each year. Exchangeco will be required to file an income tax return for each taxation year on or before June 30 of the following year. In general, the joint tax elections of Eligible Holders who are individuals (other than trusts) must be filed for each year by April 30 of the following year. Accordingly, if the Effective Date is in 1999, the relevant income tax return would have to be filed by Exchangeco on or before June 30, 2000 and, in the case of Eligible Holders who are individuals (other than trusts), the joint tax election would have to be filed before April 30, 2000. However, regardless of such deadline, the Tax Election Filing Packages of Eligible Holders must be received by KPMG no later than the Tax Election Date (i.e., the later of March 1, 2000 and 75 days after the Effective Date). Certain Eligible Holders may be required to forward their Tax Election Filing Package to KPMG before that date to avoid late filing penalties. If, for whatever reason, the current taxation year of Exchangeco were to terminate before December 31 of the year in which the Effective Date occurs, the joint tax elections might have to be filed earlier to avoid late filing penalties. In such event, Exchangeco has agreed to notify forthwith, through the Depositary, every Newcourt Shareholder who received Exchangeable Shares under the Plan of Arrangement of such change. Eligible Holders are urged to consult their own advisors as soon as possible regarding the deadlines appropriate to their circumstances. Any Eligible Holder who does not ensure that KPMG has received a duly completed Tax Election Filing Package on or before the Tax Election Date, will not be able to benefit from the rollover provisions of the Income Tax Act (Canada) or any provincial tax legislation. Accordingly, all Eligible Holders who wish to enter into a joint election with Exchangeco should give their immediate attention to this matter. The instruction for requesting a Tax Election Filing Package are set out in the Letter of Transmittal and Election Form.

         Eligible Holders are referred to Information Circular 76-19R3 and Interpretation Bulletin IT-291R2 issued by Revenue Canada, and where relevant, to Bulletin IMP-518-2R1 issued by the Ministere du Revenu du Quebec, for further information respecting the election. Eligible Holders wishing to make the election should consult their own tax advisors. The comments herein with respect to such elections are provided for general assistance only. The law in this area is complex and contains numerous technical requirements. Compliance with such requirements to ensure the validity of the joint tax election will be the sole responsibility of the Eligible Holder. See also "Tax Considerations to Newcourt Shareholders - Newcourt Shareholders Resident in Canada" on page 102.

Stock Exchange Listings

Exchangeable Shares

         The completion of the Transaction is subject to a condition that the Exchangeable Shares are to be listed on The Toronto Stock Exchange. The Toronto Stock Exchange has been notified of the proposed Transaction. The Toronto Stock Exchange has conditionally approved the listing of the Exchangeable Shares, subject to the usual conditions. There is no intention to list the Exchangeable Shares on any other stock exchange in Canada, the United States or any other jurisdiction. Newcourt Common Shares will be immediately delisted from The Toronto Stock Exchange, the Montreal Exchange and the New York Stock Exchange upon completion of the Transaction.

CIT Common Stock

         The CIT Common Stock is traded on the New York Stock Exchange under the symbol "CIT". The completion of the Transaction is subject to the condition that the CIT Common Stock shall be listed on The Toronto Stock Exchange and the shares of CIT Common Stock to be issued pursuant to the Stock Issuance Proposal and the conversion of Exchangeable Shares and the exercise of the options shall be listed on the New York Stock Exchange and The Toronto Stock Exchange. The Toronto Stock Exchange has conditionally approved the listing of the CIT Common Stock, subject to the usual conditions.

Eligibility for Investment in Canada

         If the Transaction were to become effective on the date hereof, the Exchangeable Shares would be permissible investments under the following statutes (and, where applicable, the regulations thereunder):

                        Insurance Companies Act (Canada)
                  Pension Benefits Standards Act, 1985 (Canada)
                      Trust and Loan Companies Act (Canada)
                    Loan and Trust Corporations Act (Ontario)
                         Pension Benefits Act (Ontario)
subject to compliance with the prudent investment standards and general investment provisions and restrictions of the statutes referred to above (and, where applicable, the regulations thereunder) and, in certain cases, subject to the satisfaction of additional requirements relating to investment or lending policies or goals and, in certain cases, the filing of such policies or goals.

         In the opinion of Blake, Cassels & Graydon, Canadian counsel to Newcourt, and Goodman Phillips & Vineberg, Canadian counsel to CIT, if the Transaction were to become effective on the date hereof, provided the Exchangeable Shares were listed on a prescribed stock exchange in Canada (which includes The Toronto Stock Exchange), the Exchangeable Shares would be qualified investments under the Income Tax Act (Canada) for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans under the Income Tax Act (Canada). If the Transaction were to become effective on the date hereof, CIT Common Stock would be a qualified investment under the Income Tax Act (Canada) for such plans, provided such shares were listed on a prescribed stock exchange in Canada or the United States (which includes The Toronto Stock Exchange and the New York Stock Exchange).

         If the Transaction were to become effective on the date hereof, the Exchangeable Shares would not be foreign property under the Income Tax Act (Canada) for trusts governed by registered pension plans, registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and for certain other Persons to whom Part XI of the Income Tax Act (Canada) is applicable. CIT Common Stock will be foreign property under the Income Tax Act (Canada). The Ancillary Rights will not be qualified investments and will constitute foreign property under the Income Tax Act (Canada). CIBC World Markets is of the view, however, that the fair market value of the Ancillary Rights is nominal.

Regulatory Matters

         The obligations of each of CIT and Newcourt to complete the Transaction are subject to the receipt of the Primary Approvals, without the imposition of any condition or restriction that would materially adversely affect the contemplated economic or business benefits of the Transaction so as to render inadvisable, in the reasonable judgment of CIT or Newcourt, the completion of the Transaction. Also, CIT and Newcourt have agreed not to complete the Transaction without the consent of DKB if the approval by U.S. or Canadian regulatory authorities of the Transaction imposes any new condition or restriction on DKB or its subsidiaries (excluding CIT, Newcourt and their respective subsidiaries), or if any Japanese regulatory authority imposes any requirement on DKB with respect to the Transaction that would reasonably be expected to have a Material Adverse Effect on the business or financial condition of DKB and its subsidiaries (excluding CIT, Newcourt and their respective subsidiaries) taken as a whole. Neither CIT nor Newcourt is aware of any material licenses or regulatory permits that it holds which might be adversely affected by the Transaction or of any material approval or other action by any federal, provincial, state or foreign government or any administrative or regulatory agency that would be required to be obtained prior to the Effective Date, except as described below.

Bank Act (Canada)

         Under the Bank Act (Canada), the Transaction may not be completed without the consent of the Minister of Finance for Canada.

         The Bank Act (Canada) provides that a foreign bank may not, without the consent of the Minister of Finance, complete certain transactions if to do so would result in, among other things, either (i) a Canadian entity that is primarily engaged in dealing in securities or (ii) subject to certain exceptions, a Canadian entity that has as its principal activity in Canada providing any services that a bank is permitted to provide in Canada, becoming a non-bank affiliate of a foreign bank for the purposes of the Bank Act (Canada). CIT, by the nature of its business, is a foreign bank for purposes of the Bank Act (Canada). The completion of the Transaction will result in Newcourt and all of Newcourt's Canadian subsidiaries becoming non-bank affiliates of CIT. One of Newcourt's Canadian subsidiaries, Newcourt Securities Inc., is a securities dealer, and many of Newcourt's Canadian subsidiaries have as their principal activities in Canada the provision of services that a bank is permitted to provide in Canada. Accordingly, under the Bank Act (Canada), the Transaction may not be completed without the consent of the Minister of Finance.

         If, upon completion of the Transaction, DKB has any direct or indirect influence that, if exercised, would result in control in fact of CIT, the Bank Act (Canada) provides that the Transaction may not be completed without the receipt by DKB of (i) certain additional consents and approvals, or
(ii) relief from the requirement to obtain such consents and approvals.

         On August 16, 1999, CIT applied for the consents and, if necessary, relief referred to above. The consents and, if necessary, relief under the Bank Act (Canada) have not yet been given.

Federal Reserve

         The BHC Act and Federal Reserve regulations require DKB to obtain the approval of the Federal Reserve before DKB may engage directly or through a subsidiary in new activities or make an acquisition. On April 28, 1999, DKB filed a Notice with the Federal Reserve requesting such an approval. On August 23, 1999, DKB filed an additional submission with the Federal Reserve in connection with this request. The Federal Reserve will only give its approval if it determines that the activities in which Newcourt will engage after the completion of the Transaction are "so closely related to banking or managing or controlling banks as to be a proper incident thereto" or are permitted under certain other exemptions from the restrictions of the BHC Act. Any activities of Newcourt which are determined by the Federal Reserve to be impermissible generally would have to be divested or restructured. The Federal Reserve will also consider whether the proposed activities can reasonably be expected to produce benefits to the public that outweigh any possible adverse effects.

Competition Act (Canada)

         The Transaction is subject to the premerger notification provisions of
Part IX of the Competition Act (Canada). The Transaction may not be completed until the earlier of (i) the making of a short-form filing under Part IX of the Act, the expiration of the relevant waiting period and the issuance of a "no-action" letter, or (ii) the issuance of an advance ruling certificate under section 102 of the Act. On May 4, 1999, the parties made a short-form filing under Part IX of the Act. On August 17, 1999, CIT applied for an advance ruling certificate. The waiting period in respect of the short-form filing expired on May 11, 1999. An advance ruling certificate was issued on August 20, 1999.

Investment Canada Act (Canada)

         The Investment Canada Act (Canada) is Canada's statute of general application governing the acquisition of control of Canadian businesses by non-Canadians. The provisions of the Bank Act (Canada) referred to above displace the operation of the Investment Canada Act in certain circumstances. In light of these provisions, at the request of the parties the Investment Review Division of Industry Canada, which administers the Investment Canada Act, has clarified that only certain Newcourt entities are subject to the Act. Since the combined asset value of those entities falls below the applicable threshold, the Transaction is not subject to review and approval under the Act.

Australia

         DKB is required to notify the Australian Prudential Regulation Authority of the Transaction before its implementation. The notification includes information requested by the Australian Prudential Regulation Authority, including the particulars of the Plan of Arrangement and information about Newcourt's Australian subsidiaries. In addition, CIT and Newcourt have applied for clearance for the Transaction from the Foreign Investment Review Board of Australia under the Foreign Acquisitions and Takeovers Act 1975 of Australia and the Foreign Investment Policy of the Australian Government.

         DKB, CIT and Newcourt have filed the notifications/applications referred to above. The Foreign Investment Review Board of Australia has notified CIT that it will not object to the consummation of the Transaction.

Ireland

         CIT and Newcourt are each required to provide notice of the Transaction to the Irish Department of Enterprise, Trade and Employment (the "Department") pursuant to Section 5 of the Mergers Takeovers and Monopolies (Control) Act 1978. The notification has been made jointly by CIT and Newcourt seeking confirmation that the relevant financial thresholds are not exceeded in respect of Irish activities of CIT and Newcourt. It is anticipated that the Department will issue a statement that it does not require additional notification of the Transaction and that the Department does not intend to issue a prohibition order or an order imposing any conditions on the Transaction.

Germany

         DKB is not required to notify or file for approval of the Transaction with German regulatory agencies. Other than receiving clearance for the Transaction from the German Federal Cartel Office, CIT and Newcourt are not required to notify or file for approval of the Transaction with any other German regulatory agencies. Application to the German Federal Cartel Office was prepared and submitted by German counsel to Newcourt on behalf of Newcourt and in agreement with CIT. The German Federal Cartel Office has advised CIT and Newcourt that it has no objection to the Transaction.

Singapore

         DKB is required to notify the Monetary Authority of Singapore ("MAS") before it consummates the Transaction. DKB has notified the MAS of its intention to enter into the Transaction and obtained confirmation that approval is not necessary.

Mexico

         Pursuant to the Federal Commission of Competition and its Regulations, CIT and Newcourt provided notice of the Transaction June 4, 1999, to the Federal Commission of Competition. The notification includes relevant information about the Plan of Arrangement and information about the Mexican subsidiaries and affiliates of CIT and Newcourt. The Commission has notified the companies that it will not object to the consummation of the Transaction. It is also recommended that the Mexican subsidiaries and affiliates of CIT and Newcourt that are authorized to act as auxiliary credit institutions pursuant to the General Law of Credit Organizations and Auxiliary Credit Activities may also be required to inform the Ministry of Finance and Public Credit of the Transaction post-closing.

France

         An application has been filed by CIT and Newcourt to the Credit Institution Committee of the Bank of France advising the Bank of France of the change in ownership of the share capital of Newcourt Credit Group Inc. The Bank of France has notified the companies that it will not object to the consummation of the Transaction. There is no specific requirement for DKB to notify the French banking authorities prior to the implementation of the Transaction.

Securities Regulatory Authorities and Stock Exchanges

         The obligations of CIT and Newcourt to complete the Transaction are subject to the condition that the necessary securities regulatory and stock exchange approvals are granted. Newcourt will apply to applicable Canadian securities regulatory authorities for approval of the change in control of Newcourt Securities Inc., a registered securities dealer under Canadian securities laws, resulting from the completion of the Transaction.

         Rulings or orders of the securities regulatory authorities of certain Provinces in Canada are necessary to permit the issuance of the Exchangeable Shares or the CIT Common Stock issuable under the Arrangement, upon the exchange of Exchangeable Shares and upon the exercise of the Transition Options. Exemption orders or rulings are also necessary in order to permit the resale of those shares in various jurisdictions without restriction by persons other than a "control person" provided that no unusual effort is made to prepare the market for any such resale or to create a demand for the securities which are the subject of any such resale. Also, exemptions or orders are required with respect to certain take-over bid requirements in certain provinces in Canada. See "- Resale of Exchangeable Shares and CIT Common Stock Received in the Transaction - Canada" on page 100. CIT, Newco and Exchangeco will apply for such rulings or orders of the relevant securities regulatory authorities in Canada. Further filings, authorizations, orders and approvals may be required under the Business Corporations Act (Ontario) and applicable federal, provincial or state securities laws and the rules of The Toronto Stock Exchange and the New York Stock Exchange. CIT and Newcourt have applied or will apply for any and all such filings, authorizations, orders or approvals as may be required.

Regulation of the Combined Company's Business Operations

Federal Reserve

         Because of DKB's ownership, CIT is subject to certain provisions of the BHC Act and is subject to examination by the Federal Reserve. In general, the BHC Act limits the activities in which a bank holding company and its subsidiaries may engage to those of banking or managing or controlling banks or performing services for their subsidiaries and to continuing activities which the Federal Reserve has determined to be "so closely related to banking or managing or controlling banks as to be a proper incident thereto." CIT's current principal business activities constitute permissible activities for a nonbank subsidiary of a bank holding company. CIT cannot engage in new activities or acquire securities or assets of another company unless:

o the new activity or the activity of the other company is one that the Federal Reserve has determined to be closely related to banking; and

o CIT has obtained the approval of the Federal Reserve to engage in that activity or to acquire the securities or assets of the other company.

         To obtain the Federal Reserve's approval, DKB must submit an application to the Federal Reserve that provides information both about the proposed activity or acquisition and about the financial condition and operations of DKB and CIT.

Japanese Banking Law

         Because of DKB's ownership of CIT's common stock, Japanese banking laws and regulations also affect CIT's permissible activities.

         CIT has entered into a regulatory agreement with DKB in order to facilitate DKB's compliance with applicable U.S. and Japanese banking laws and regulations. This regulatory agreement prohibits CIT from engaging in any new activity or entering into any transaction for which prior approval, notice, or filing is required under these laws and regulations, unless CIT or DKB obtains the required approval, CIT or DKB gives prior notice, or CIT or DKB makes the required filings. This regulatory agreement also prohibits CIT from engaging in any activity that would cause DKB, CIT or any affiliate of DKB or CIT to violate any of these laws or regulations. If, at any time, DKB determines that any of CIT's activities are prohibited by these laws and regulations, CIT is required to take all reasonable steps to cease those activities.

Canadian Law

         Upon completion of the Transaction, CIT's operations in Canada will be a continuation of the current Newcourt operations in Canada. If the consents and, if necessary, relief applied for by CIT under the Bank Act (Canada) are granted, such operations will not be subject to examination or supervision by Canadian banking regulatory authorities but will otherwise be subject to laws of general application to commercial and consumer financing, including laws relating specifically to the protection of consumers.

New York Banking Law

         Two of CIT's subsidiaries are investment companies organized under
Article XII of the New York Banking Law. New York's banking laws govern the activities of these subsidiaries and state banking regulators examine these subsidiaries. New York's banking laws also require that any person or entity seeking to purchase "control" of CIT would be required to apply for and obtain the prior approval of the New York Superintendent of Banks. "Control" is presumed to exist if a person or entity would, directly or indirectly, own, control, or hold (with power to vote) 10% or more of CIT's voting stock.

Additional Governmental Regulations

         CIT's operations are subject, in certain instances, and following the Transaction, the combined company's operations will be subject, in certain instances, to supervision and regulation by governmental authorities in various jurisdictions (including the U.S. and other countries where CIT engages in business and, following the Transaction, where the combined company will engage in business, and the respective states and political subdivisions of the U.S. and such other countries) and may be subject to various laws and judicial and administrative decisions of these jurisdictions imposing various requirements and restrictions. Among other things, these laws, regulations, and decisions:

        o       regulate credit granting activities;
        o establish maximum interest rates, finance charges, and other charges;
        o       regulate customers' insurance coverages;
        o       require disclosures to customers;
        o       govern secured transactions; and
        o set collection, foreclosure, repossession, and claims handling procedures and other trade practices.

         Depending on the provisions of the applicable law and the specific facts and circumstances involved, violations of these laws may limit CIT's ability to collect all or part of the principal of or interest on applicable loans, may entitle the borrower to rescind the loan and any mortgage, or to obtain a refund of amounts previously paid and, in addition, could subject us to damages and administrative sanctions.

         This regulation is primarily for the benefit and protection of CIT's customers and not for the benefit of investors. This regulation could limit CIT's discretion in operating CIT's businesses. No assurance can be given that applicable laws or regulations will not be amended or construed differently, that new laws and regulations will not be adopted, or that interest rates we charge will not rise to maximum levels, any of which could adversely affect CIT's business or results of operations.

Accounting Treatment

         Under Accounting Principles Board Opinion No. 16, the accounting for the Transaction will follow the purchase method of accounting, where the assets and liabilities of the acquired company are recorded at fair value by the acquiring company. Any excess of purchase price over the fair value of the net assets acquired will be treated as goodwill.

Resale of Exchangeable Shares and CIT Common Stock Received in the Transaction

United States

         The issuance of Exchangeable Shares and shares of CIT Common Stock to Newcourt Shareholders will not be registered under the Securities Act. Such shares will instead be issued in reliance upon the exemption provided by Section 3(a)(10) of the Securities Act. Section 3(a)(10) exempts securities issued in exchange for one or more outstanding securities from the general requirement of registration where the terms and conditions of the issuance and exchange of such securities have been approved by any court of competent jurisdiction, after a hearing upon the fairness of the terms and conditions of the issuance and exchange at which all Persons to whom such securities will be issued have the right to appear. The Superior Court of Justice (Ontario) is authorized to determine the fairness of the terms and conditions of the Plan of Arrangement, including the proposed issuance of securities in exchange for other outstanding securities. The Superior Court of Justice (Ontario) entered the Interim Order on September 20, 1999. Subject to the approval of the Arrangement Resolution by the Newcourt Shareholders, a hearing on the fairness of the Plan of Arrangement will be held on October 27, 1999 by the Superior Court of Justice (Ontario). See "- Court Approval of the Plan of Arrangement and Completion of the Transaction" on page 91.

         The Exchangeable Shares and the shares of CIT Common Stock received in exchange for Newcourt Common Shares in the Transaction will be freely transferable under U.S. federal securities laws, except for Exchangeable Shares and shares of CIT Common Stock received by persons who are deemed to be "affiliates" (as such term is defined under the Securities Act) of Newcourt prior to the Transaction. Such shares received by any such affiliates may be resold by them only (i) in transactions permitted by the resale provisions of
(A) Rule 145(d)(1), (2), or (3) promulgated under the Securities Act, or (B) Rule 903 or Rule 904 of Regulation S under the Securities Act, if available, or
(ii) as otherwise permitted under the Securities Act. Rule 145(d)(1) generally provides that "affiliates" of either Newcourt or CIT may not sell securities of CIT received in the Transaction unless such sale is effected pursuant to an effective registration statement or in accordance with the volume, current public information, manner of sale and timing limitations of Rule 144. These limitations generally require that any sales made by an affiliate in any three-month period shall not exceed the greater of 1% of the number of outstanding shares in the class of securities being sold or the average weekly trading volume over the four calendar weeks preceding the placement of the sell order and that such sales be made in unsolicited, open market "broker transactions." Rules 145(d)(2) and (3) generally provide that the foregoing limitations lapse for non-affiliates of CIT after a period of one or two years, respectively, depending upon whether certain currently available information continues to be available with respect to CIT. Under Rule 904, persons who are not "affiliates" of CIT (or who are affiliates of CIT solely by virtue of holding a position as an officer or director of CIT) may sell Exchangeable Shares and shares of CIT Common Stock if no "directed selling efforts" (as defined in Rule 902 of Regulation S) are made by the seller or any of its affiliates or any person acting on their behalf, no offer is made to a person in the United States, and either (i) at the time the buy order is originated, the buyer is outside the United States, or the seller and any person acting on behalf of the seller reasonably believes the buyer is outside the United States or (ii) the transaction is executed in, on or through the facility of the TSE and neither the seller nor any person acting on behalf of the seller knows that the transaction has been pre-arranged with a buyer in the United States. In the case of sales by a person who is an officer or director of CIT and is an affiliate of CIT solely by virtue of holding that position, no selling concession, fee or other remuneration may be paid in connection with the offer or sale other than the usual and customary broker's commission that would be received by a person executing the transaction as agent. Additional conditions apply to resales by persons who are affiliates of CIT other than by virtue of holding a position as an officer or director of CIT.

         Persons who may be deemed to be affiliates of a company generally include individuals or entities that control, are controlled by, or are under common control with, such company, and may include certain officers and directors of such company as well as principal shareholders of such company.

         CIT has agreed that the issuance of CIT Common Stock from time to time in exchange for the Exchangeable Shares will be registered under the Securities Act prior to the Effective Time. Accordingly, such shares of CIT Common Stock will be freely transferable under U.S. federal securities laws, except for the restrictions on resale of CIT Common Stock held by affiliates of CIT discussed above.

Canada

         CIT, Exchangeco and Newco have applied for rulings or orders of certain securities regulatory authorities in Canada to permit the issuance of the Exchangeable Shares and the shares of CIT Common Stock, in each case, issuable under the Reorganization Agreement, upon exchange of Exchangeable Shares and upon exercise of Transition Options. Application has been made to permit resale of those shares in various jurisdictions without restriction by Persons other than a "control person," provided that no unusual effort is made to prepare the market for any such resale or to create a demand for the securities which are the subject of any such resale and no extraordinary commission or consideration is paid in respect thereof.

Ongoing Canadian Reporting Obligations

         Upon completion of the Transaction, Exchangeco will be an indirect subsidiary of CIT. Exchangeco will be a reporting issuer or the equivalent designation under applicable securities laws of certain Canadian provinces requiring, among other things, that such an issuer must comply with financial reporting requirements and that insiders of Exchangeco comply with insider reporting requirements. Applications have been made or will be made for exemptions from the financial and insider reporting requirements of applicable Canadian provincial securities laws, on the condition that CIT continues to file with the relevant securities regulatory authorities copies of certain of its reports filed with the SEC and that holders of Exchangeable Shares receive certain materials that are sent to holders of CIT Common Stock, including annual and interim financial statements of CIT and stockholder meeting materials.

         After the Effective Time, and subject to Exchangeco obtaining the above-described reporting exemptions, holders of Exchangeable Shares will receive annual and interim financial statements of CIT in lieu of financial statements of Exchangeco.

Canadian Mutual Funds

         Upon completion of the Transaction, certain Canadian mutual funds that are currently Newcourt Shareholders may hold more than 10% of the outstanding Exchangeable Shares. An application was filed by Newcourt under section 9.02 of National Policy Statement No. 39 ("NP39") on behalf of those mutual funds for relief from (or confirmation that "no action" will be taken under) the provisions of section 2.04(1)(b) of NP39 which prohibit a mutual fund subject to NP39 from purchasing the securities of any issuer if, as a result of such purchase, the mutual fund would hold more than 10% of any class or series of a class of shares of the issuer.

Such relief, if granted by Canadian securities regulatory authorities, would permit such a mutual fund to hold the Exchangeable Shares that it elects to receive under the Transaction until such time as the fund's portfolio adviser deems it in the best interests of the mutual fund to dispose of such shares or to exercise the exchange rights attaching thereto.

Future Issuances of Authorized Shares

         The additional shares of CIT Common Stock and CIT Preferred Stock that are authorized by CIT's Certificate of Incorporation could be issued, without approval of holders of CIT Common Stock or the Exchangeable Shares, at such time or times, to such persons and for such consideration as CIT may determine, except as may otherwise be required by applicable laws, regulations or stock exchange requirements. The New York Stock Exchange, on which the CIT Common Stock now trades, and The Toronto Stock Exchange, on which CIT Common Stock and the Exchangeable Shares will trade, currently require stockholder approval of the issuance of shares in certain instances, including, with respect to the New York Stock Exchange, transactions where the issuance could increase the number of outstanding shares of common stock by 20% or more and, with respect to The Toronto Stock Exchange, transactions where the issuance could increase the number of outstanding shares by 25% or more.

         CIT's Certificate of Incorporation authorizes the CIT Board of Directors to issue shares of CIT Preferred Stock in one or more series and to fix and state the designations, powers, preferences, qualifications, limitations, restrictions and relative rights of the shares of each such series. The CIT Board of Directors may determine, without any vote or action by its stockholders, among other things, the payment dates and rates of dividends, if any, whether dividends are to be cumulative or noncumulative, whether the series is subject to redemption and, if so, the manner of redemption and the redemption price, the preference of any series over any other series of CIT Preferred Stock or CIT Common Stock on liquidation or dissolution of CIT, any sinking fund or other retirement provisions for the series and any conversion or exchange rights or other privilege of the holders to acquire shares of any other series of CIT Preferred Stock or of CIT Common Stock. The CIT Board of Directors may also determine the number of shares in each series, the stated value for which the series may be issued and the voting rights of each series. The shares of each series of CIT Preferred Stock may rank prior to the CIT Common Stock in respect of dividends and rights in liquidation.

         Other than pursuant to the Transaction, upon exchange of Exchangeable Shares and pursuant to employee benefit plans, CIT has no present understanding or agreement with respect to the issuance for any purpose of any additional Exchangeable Shares or shares of CIT Common Stock and CIT Preferred Stock. The additional Exchangeable Shares, shares of CIT Common Stock or shares of CIT Preferred Stock that are authorized for issuance could be issued in one or more transactions (within limitations imposed by applicable law) that would make a takeover of CIT more difficult. The CIT Board of Directors and management of CIT have no knowledge of any person or entity that intends to seek a controlling interest in, or to make a takeover proposal with respect to, CIT.

                   TAX CONSIDERATIONS TO NEWCOURT SHAREHOLDERS

Certain Canadian Federal Income Tax Considerations for Newcourt Shareholders

         In the opinion of Blake, Cassels & Graydon, Canadian counsel for Newcourt, the following is a summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) generally applicable to Newcourt Shareholders who dispose of Newcourt Common Shares and acquire Exchangeable Shares or shares of CIT Common Stock under the Plan of Arrangement and who, for purposes of the Income Tax Act (Canada), hold their Newcourt Common Shares and will hold their Exchangeable Shares and CIT Common Stock as capital property, deal at arm's length with Newcourt, CIT, Exchangeco and Newco and are not affiliated with Newcourt, CIT, Exchangeco or Newco. This summary does not apply to a Newcourt Shareholder with respect to whom CIT is or will be a foreign affiliate within the meaning of the Income Tax Act (Canada).

         Shares will generally be considered to be capital property to the holder unless held in the course of carrying on a business, an adventure or concern in the nature of trade or as "mark-to-market" property for purposes of the Income Tax Act (Canada). Newcourt Shareholders to whom Newcourt Common Shares, Exchangeable Shares or CIT Common Stock are not capital property should consult their own tax advisers regarding their particular circumstances including, in the case of certain "financial institutions" (as defined in the Income Tax Act (Canada)), the potential application to them of the "mark-to-market" rules in the Income Tax Act (Canada), as the following discussion does not apply to such shareholders.

         This summary is based on the Income Tax Act (Canada), the regulations thereunder and counsel's understanding of the administrative policies and assessing practices published by Revenue Canada all in effect as of the date of this Circular. This summary takes into account all Tax Proposals, although no assurances can be given that the Tax Proposals will be enacted in the form proposed, or at all. This summary does not take into account or anticipate any other changes in law, administrative policy or assessing practice, whether by judicial, governmental or legislative action or decision, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax considerations described herein. No advance income tax ruling has been sought or obtained from Revenue Canada to confirm the tax consequences of any of the transactions described herein.

         This summary is of a general nature only and is not intended to be, and should not be construed to be, legal, business or tax advice to any particular shareholder. Shareholders should consult their own tax advisors for advice with respect to their particular circumstances.

         For the purposes of the Income Tax Act (Canada), all amounts must be expressed in Canadian dollars, including dividends, adjusted cost base and proceeds of disposition; amounts denominated in United States dollars must be converted into Canadian dollars based on the United States dollar exchange rate generally prevailing at the time such amounts arise.

Newcourt Shareholders Resident in Canada

         The following portion of the summary is applicable to a Newcourt Shareholder who is and will continue to be a Canadian Resident at all times while it holds Exchangeable Shares or CIT Common Stock.

Exchange of Newcourt Common Shares for Exchangeable Shares and Ancillary Rights

         Non-Rollover Transaction. A Newcourt Shareholder who exchanges Newcourt Common Shares for Exchangeable Shares and Ancillary Rights will, unless such Newcourt Shareholder is eligible to and makes a joint election under subsection 85(1) or 85(2) of the Income Tax Act (Canada) in respect of such exchange as discussed below, be considered to have disposed of such Newcourt Common Shares for proceeds of disposition equal to the sum of (i) the fair market value of the Exchangeable Shares acquired by such Newcourt Shareholder on the exchange (including any fractional interest in an Exchangeable Share to be sold by the Depositary), and (ii) the fair market value of the Ancillary Rights acquired by such Newcourt Shareholder on the exchange, and, as a result, the Newcourt Shareholder will in general realize a capital gain (or capital loss) to the extent that such proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Newcourt Shareholder of such shares. See "Taxation of Capital Gain or Capital

Loss" below. The cost to a holder of Exchangeable Shares and Ancillary Rights required on the exchange will be equal to the fair market value of such shares and rights at the time of the exchange.

         Rollover Transaction. A Newcourt Shareholder that is an Eligible Holder and who exchanges Newcourt Common Shares for Exchangeable Shares and Ancillary Rights may make a joint election with Exchangeco in respect of such exchange pursuant to subsection 85(1) of the Income Tax Act (Canada) (or, in the case of an Eligible Holder that is a partnership, pursuant to subsection 85(2) of the Income Tax Act (Canada)) and may thereby obtain a full or partial tax-deferred "rollover" for Canadian federal income tax purposes, depending on the Elected Amount and the adjusted cost base to the Eligible Holder of such Newcourt Common Shares at the time of the exchange. See "The Transaction - Procedure for Making a Joint Tax Election" on page 92.

         So long as, at the time of the exchange, the Eligible Holder's adjusted cost base of such Newcourt Common Shares equals or exceeds the fair market value of the Ancillary Rights acquired by such Newcourt Shareholder on the exchange, the Eligible Holder may elect so as to not realize a capital gain on the exchange for the purposes of the Income Tax Act (Canada).

         In general, where an election is made, the Elected Amount must comply with the following rules:

         1. The Elected Amount may not be less than the fair market value of the Ancillary Rights acquired on the exchange.

         2. The Elected Amount may not be less than the lesser of the adjusted cost base to the Eligible Holder of the Newcourt Common Shares so exchanged, determined at the time of the exchange, and the fair market value of such Newcourt Common Shares at that time.

         3. The Elected Amount may not exceed the fair market value of such Newcourt Common Shares at the time of the exchange.

Elected Amounts which do not otherwise comply with the foregoing limitations will be automatically adjusted under the Income Tax Act (Canada) so that they are in compliance.

         Where an Eligible Holder and Exchangeco duly make an election in respect of Newcourt Common Shares that are exchanged for Exchangeable Shares, the tax treatment to the holder generally will be as follows:

         1. Such Newcourt Common Shares will be deemed to have been disposed of by the Eligible Holder for proceeds of disposition equal to the Elected Amount.

         2. If such proceeds of disposition are equal to the aggregate of the Eligible Holder's adjusted cost base of such Newcourt Common Shares, determined immediately before the exchange, plus any reasonable costs of disposition, no capital gain or capital loss will be realized by the Eligible Holder.

         3. To the extent that such proceeds of disposition exceed (or are less than) the aggregate of the Eligible Holder's adjusted cost base of such Newcourt Common Shares and any reasonable costs of disposition, the Eligible Holder will in general realize a capital gain (or capital loss). See "Taxation of Capital Gain or Capital Loss" below.

         4. The cost to the Eligible Holder of Ancillary Rights received on the exchange will be equal to the fair market value thereof at that time and the Eligible Holder's aggregate cost of the Exchangeable Shares received on the exchange (including any fractional interest in an Exchangeable Share to be sold by the Depositary) will be equal to the amount by which the proceeds of disposition of the Newcourt Common Shares exchanged by the holder exceeds the fair market value of the Ancillary Rights received on the exchange. See "The Transaction - Transaction Mechanics and Description of Exchangeable Shares" on page 84.

Consequently, notwithstanding any election, if the fair market value, at the time of the exchange, of the Ancillary Rights acquired by such Eligible Holder in connection with the exchange exceeds the Eligible Holder's adjusted cost base of the related Newcourt Common Shares and any reasonable costs of disposition, such holder will realize a capital gain at least equal to such excess. A Newcourt Shareholder who is otherwise entitled to receive a fraction of an Exchangeable Share on the exchange, and who receives a cash payment representing such holder's pro rata portion of the net proceeds received upon the sale by the Depositary of whole shares representing the aggregate of all such fractions of Exchangeable Shares, will be considered to have disposed of such fraction of an Exchangeable Share for net proceeds of disposition equal to the cash payment, thereby realizing a capital gain or loss. The taxation of capital gains and capital losses is described below. See "Taxation of Capital Gain or Capital Loss" below.

         Valuation of Ancillary Rights. For the above purposes, a Newcourt Shareholder will be required to determine the fair market value of the Ancillary Rights received on the exchange on a reasonable basis. CIBC World Markets is of the view, however, that the Ancillary Rights have only nominal value. Tax election forms will be executed by Exchangeco on the basis that the fair market value of the Ancillary Rights is a nominal amount. Such amount will be provided to Newcourt Shareholders in the letter of instructions included in the Tax Election Filing Package. Such determinations of value are not binding on Revenue Canada and counsel can express no opinion on matters of factual determinations such as this.

Grant of Call Rights

         CIBC World Markets is of the view that the Call Rights have nominal value. If the Call Rights have nominal value, Newcourt Shareholders should not realize a gain at the time that such rights are granted. Such determinations of value are not binding on Revenue Canada and counsel can express no opinion on matters of factual determination such as this.

Exchange of Newcourt Common Shares for CIT Common Stock

         A Newcourt Shareholder who exchanges Newcourt Common Shares for CIT Common Stock will be considered to have disposed of such Newcourt Common Shares for proceeds of disposition equal to the sum of (i) the fair market value of the CIT Common Stock acquired on the exchange (including any fractional interest in a share of CIT Common Stock to be sold by the Depositary). As a result, such Newcourt Shareholder will in general realize a capital gain (or capital loss) to the extent that such proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to such Newcourt Shareholder of such Newcourt Common Shares. See "- Taxation of Capital Gain and Capital Loss" below. The cost to such Newcourt Shareholder of CIT Common Stock acquired on the exchange will be equal to the fair market value of such CIT Common Stock at the time of the exchange, which amount will be averaged with the adjusted cost base of any other CIT Common Stock held by such Newcourt Shareholder as capital property (other than CIT Common Stock considered to have been continually held by such Newcourt Shareholder since 1971).

Dividends

         Dividends on Exchangeable Shares. In the case of a holder of Exchangeable Shares who is an individual, dividends received or deemed to be received on the Exchangeable Shares will be included in computing such person's income and will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from taxable Canadian corporations.

         Subject to the discussion below as to the denial of the dividend deduction, in the case of a holder of Exchangeable Shares that is a corporation, dividends received or deemed to be received on the Exchangeable Shares will be included in computing the corporation's income and will normally be deductible in computing its taxable income. CIT is a specified financial institution for purposes of the Income Tax Act (Canada); where CIT (or any person with whom CIT does not deal at arm's length) is a "specified financial institution" at or immediately before the time a dividend is paid or deemed to be paid, the dividend deduction for a corporation will generally not apply unless at the time the dividend is received (or deemed to be received), the Exchangeable Shares are listed on a prescribed stock exchange (which currently includes The Toronto Stock Exchange), CIT controls Exchangeco and Newco, and the recipient (together with persons with whom the recipient does not deal at arm's length or any partnership or trust of which the recipient or person is a member or beneficiary, respectively) does not receive dividends in respect of more than ten percent of the issued and outstanding Exchangeable Shares.

         In the case of a holder of Exchangeable Shares that is a specified financial institution for the purposes of the Income Tax Act (Canada), a dividend received or deemed to be received on the Exchangeable Shares will not be deductible in computing its taxable income unless, in addition to the requirements above, either: (i) the specified financial institution did not acquire the Exchangeable Shares in the ordinary course of the business carried on by such institution within the meaning of the Income Tax Act (Canada); or (ii) at the time the dividend is paid (or deemed to be paid), the Exchangeable Shares are not "term preferred shares" within the meaning of the Income Tax Act (Canada). An Exchangeable Share will not be a term preferred share at any time with respect to a specified financial institution that receives (or is deemed to receive) a dividend in respect of the shares at that time if the shares are listed on a prescribed stock exchange in Canada (which currently includes The Toronto Stock Exchange) and the specified financial institution, either alone or together with persons with whom it does not deal at arm's length, does not receive (and is not deemed to receive) dividends in respect of more than ten percent of the issued and outstanding Exchangeable Shares either directly, through a partnership or (in certain cases) through a trust. A corporation is a specified financial institution for purposes of the Income Tax Act (Canada) if it is (a) a bank, a trust company, a credit union, an insurance corporation, (b) a corporation whose principal business is the lending of money to persons with whom the corporation is dealing at arm's length or the purchasing of debt obligations issued by such persons or a combination thereof, or a corporation prescribed to be a financial institution for purposes of Part
I.3 of the Income Tax Act (Canada), or (c) a corporation controlled by one or more such entities. A corporation is also a specified financial institution if it is related to one of the above entities other than a corporation described in
(b) above the principal business of which is the factoring of trade accounts receivable that (i) the particular corporation acquired from a related person,
(ii) arose in the course of an active business carried on by a person (the "first person") related at that time to the particular corporation, and (iii) at no particular time before that time were held by a person other than a person who was related to the first person. Specified financial institutions should consult their own tax advisors.

         A holder of Exchangeable Shares that is a "private corporation" (as defined in the Income Tax Act (Canada)) or any other corporation resident in Canada and controlled or deemed to be controlled by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts) will generally be liable under Part IV of the Income Tax Act (Canada) to pay a refundable tax of 33 1/3% on dividends received or deemed to be received on the Exchangeable Shares to the extent that such dividends are deductible in computing the holder's taxable income. A holder of Exchangeable Shares that is a "Canadian-controlled private corporation" (as defined in the Income Tax Act (Canada)) may be liable to pay an additional refundable tax of 6 2/3% on dividends or deemed dividends that are not deductible in computing taxable income.

         The Exchangeable Shares will be "taxable preferred shares" and "short-term preferred shares" for purposes of the Income Tax Act (Canada). Dividends received or deemed to be received on the Exchangeable Shares will not be subject to the ten percent tax under Part IV.1 of the Income Tax Act (Canada). However, Exchangeco will generally be subject to a 66 2/3% tax under
Part VI.1 of the Income Tax Act (Canada) on dividends paid or deemed to be paid on the Exchangeable Shares and will be entitled to deduct 9/4 of the tax so payable in computing its taxable income under Part I of the Income Tax Act (Canada).

         Dividends on CIT Common Stock. Dividends on CIT Common Stock will be included in the recipient's income for the purposes of the Income Tax Act (Canada). Such dividends received by an individual shareholder will not be subject to the gross-up and dividend tax credit rules in the Income Tax Act (Canada). A holder of CIT Common Stock that is a corporation will include such dividends in computing its income and generally will not be entitled to deduct the amount of such dividends in computing its taxable income. A holder of CIT Common Stock that is a Canadian-controlled private corporation may be liable to pay an additional refundable tax of 6 2/3% on such dividends. United States non-resident withholding tax on dividends may be eligible for foreign tax credit or deduction treatment where applicable under the Income Tax Act (Canada).

Redemption or Exchange of Exchangeable Shares

         If an Exchangeable Share is redeemed (including on a retraction) by Exchangeco (as opposed to such share being purchased by Newco as discussed below), the holder of such Exchangeable Share will be deemed to have received a dividend equal to the amount, if any, by which the redemption proceeds (the fair market value at that time of CIT Common Stock received from Exchangeco exceeds the paid-up capital of the Exchangeable Share (as determined for purposes of the Income Tax Act (Canada)) at the time of the redemption of the Exchangeable Share. The tax treatment of any such deemed dividend to the holders of the Exchangeable Shares will be as discussed above under "Dividends - Dividends on Exchangeable Shares," except that the non-deductibility of such dividend to a corporation that is a specified financial institution may be limited under subsection 191(4) of the Income Tax Act (Canada). The terms and conditions of the Exchangeable Shares provide that, for the purposes of subsection 191(4) of the Income Tax Act (Canada), Exchangeco specified an amount in respect of each Exchangeable Share equal to the closing sale price of a Newcourt Common Share on The Toronto Stock Exchange on the trading day immediately preceding the Effective Date, divided by the Exchange Ratio. Newcourt Shareholders who intend to exchange the Newcourt Common Shares for Exchangeable Shares and who are or may become specified financial institutions at the time of redemption of their Exchangeable Shares should consult with their tax advisors for advice with respect to the application of subsection 191(4) of the Income Tax Act (Canada).

         On the redemption (including a retraction) of Exchangeable Shares, the holder will generally be considered to have disposed of the Exchangeable Shares for proceeds of disposition equal to the redemption proceeds less the amount of such deemed dividend. A holder will in general realize a capital gain (or a capital loss) equal to the amount by which the adjusted cost base to the holder of the Exchangeable Share is less than (or exceeds) such proceeds of disposition. See "Taxation of Capital Gain or Capital Loss" below. In the case of a holder that is a corporation, in some circumstances the amount of any such deemed dividend may be treated as proceeds of disposition and not as a dividend.

         If an Exchangeable Share is purchased by Newco (or by CIT pursuant to the Automatic Exchange Right or the Exchange Right), the holder will in general realize a capital gain (or a capital loss) to the extent that the proceeds of disposition of the Exchangeable Share, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the holder of the Exchangeable Share. For these purposes, the proceeds of disposition will be the fair market value, at the time of the exchange, of the CIT Common Stock received from Newco or CIT (as the case may be) on the purchase. See "Taxation of Capital Gain or Capital Loss" below.

         Because of the existence of the Call Rights, the Exchange Right and the Automatic Exchange Right, a holder of Exchangeable Shares cannot control whether such holder will receive CIT Common Stock by way of redemption (or retraction) of the Exchangeable Shares by Exchangeco or by way of purchase of the Exchangeable Shares by Newco or CIT. As described above, the Canadian federal income tax consequences of a redemption differ from those of a purchase.

Acquisition and Disposition of CIT Common Stock

         The cost of CIT Common Stock received on the retraction, redemption or exchange of an Exchangeable Share will be equal to the fair market value of such CIT Common Stock at the time of such event, which amount will be averaged with the adjusted cost base of any other CIT Common Stock held at that time by the holder as capital property (other than CIT Common Stock considered to have been continually held by the holder since 1971).

         A disposition or deemed disposition of CIT Common Stock by a holder will generally result in a capital gain (or capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the holder of CIT Common Stock immediately before the disposition.

Taxation of Capital Gain or Capital Loss

         Three-quarters of any capital gain (the "taxable capital gain") realized by a shareholder will be included in that person's income for the year of disposition. Three-quarters of any capital loss realized (the "allowable capital loss") by a shareholder may be deducted by that person against taxable capital gains for the year of disposition. Any excess of allowable capital losses over taxable capital gains for the year of disposition may be carried back up to three taxation years or forward indefinitely and deducted against net taxable capital gains in those other years to the extent and subject to the limitations prescribed in the Income Tax Act (Canada).

         Capital gains realized by an individual or trust, other than certain trusts, may give rise to alternative minimum tax under the Income Tax Act (Canada). A shareholder that is a Canadian-controlled private corporation may be liable to pay an additional refundable tax of 6 2/3% on taxable capital gains.

         In the case of a corporation, the amount of any capital loss arising on a disposition or deemed disposition of any share may be reduced by the amount of dividends received or deemed to have been received by it on such share to the extent and under circumstances prescribed by the Income Tax Act (Canada). Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns shares or where a trust or partnership of which a corporation is a beneficiary or a member is a member of a partnership or a beneficiary of a trust that owns any shares.

Foreign Property Information Reporting

         A holder of CIT Common Stock who is a "specified Canadian entity" for a taxation year or fiscal period and whose total cost amount of "specified foreign property" (which includes the CIT Common Stock, the Exchangeable Shares and the Ancillary Rights) at any time in the year or fiscal period exceeds C$100,000 will be required to file an information return in respect of such property disclosing certain information including particulars of the holder's investment in such property. A specified Canadian entity means a taxpayer resident in Canada in the year, other than a corporation or a trust exempt from tax under
Part I of the Income Tax Act (Canada), a non-resident-owned investment corporation, a mutual fund corporation, a mutual fund trust and certain other entities. Holders of such specified foreign property should consult their tax advisors.

Dissenting Shareholders

         Dissenting Shareholders who are ultimately entitled to be paid the fair value of their Newcourt Common Shares by Newcourt will be considered to have realized a deemed dividend and capital gain (or capital loss) based on proceeds equal to the fair value of such Newcourt Common Shares determined as of the appropriate date, computed as generally described above in the case of a redemption of an Exchangeable Share by Exchangeco for CIT Common Stock under "Redemption or Exchange of Exchangeable Shares " above. The amount of any such deemed dividend received by an individual will be included in computing the individual's income and will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from taxable Canadian corporations. The amount of any such deemed dividend received by a corporation (except to the extent that it may in some circumstances be treated as proceeds of disposition and not as a dividend) will be included in computing its income, will normally be deductible in computing its taxable income and may be subject to tax under Part IV of the Income Tax Act (Canada) if received by a private corporation and certain other corporations as described under "Dividends - Dividends on Exchangeable Shares" above. Pursuant to the Tax Proposals, Dissenting Shareholders will not be entitled to the benefit of the "replacement property" rules in the Income Tax Act (Canada) in respect of the disposition of Newcourt Common Shares. Dissenting Shareholders should consult their own tax advisors in respect of the treatment of such deemed dividends. Any interest awarded to a Dissenting Shareholder by the Court will be included in the Dissenting Shareholder's income for the purposes of the Income Tax Act (Canada). Additional income tax considerations may be relevant to Dissenting Shareholders who fail to perfect or withdraw their claims pursuant to the right of dissent.

Newcourt Shareholders Not Resident in Canada

         The following portion of the summary is applicable to Newcourt Shareholders who, for purposes of the Income Tax Act (Canada), have not been and will not be resident or deemed to be resident in Canada at any time while they hold or have held Newcourt Common Shares, or CIT Common Stock and to whom such shares are not "taxable Canadian property" (as defined in the Income Tax Act (Canada)) and who do not use or hold and are not deemed to use or hold such shares in connection with carrying on a business in Canada. This summary is not applicable to any non-resident of Canada which carries on an insurance business in Canada and elsewhere, in respect of Newcourt Common Shares or CIT Common Stock that are effectively connected with the non-resident's Canadian insurance business or that are "designated insurance property" as defined in the Income Tax Act (Canada).

         Generally, Newcourt Common Shares and CIT Common Stock will not be taxable Canadian property provided that the holder does not use or hold, and is not deemed to use or hold, such shares in connection with carrying on a business in Canada and, in the case of Newcourt Common Shares such shares are listed on a prescribed stock exchange (which currently includes The Toronto Stock Exchange and the New York Stock Exchange) and the holder, persons with whom such holder does not deal at arm's length or the holder and such persons, has not owned (taking into account any interest in or option in respect of the shares) 25% or more of the issued shares of any class or series of the capital stock of Newcourt at any time within five years preceding the date of disposition.

         Such a Newcourt Shareholder will not be subject to tax under the Income Tax Act (Canada) on the exchange of Newcourt Common Shares for CIT Common Stock or on the sale or other disposition of CIT Common Stock. Newcourt Shareholders who are not resident in Canada and who are members of a partnership that acquires Exchangeable Shares should consult with their own tax advisors as to the consequences of acquiring, holding and disposing of Exchangeable Shares.

         Where such Newcourt Shareholder receives or is deemed to have received a dividend or interest consequent upon the exercise of Dissent Rights (see "Newcourt Shareholders Resident in Canada Dissenting Shareholders" above), such amounts will be subject to Canadian withholding tax at the rate of 25% unless the rate is reduced under the provisions of an applicable tax convention.

         Additional income tax considerations may be relevant to Dissenting Shareholders who fail to perfect or withdraw their claims pursuant to the right of dissent.

Certain United States Federal Income Tax Considerations for Newcourt
Shareholders

         The following is a general summary of certain United States federal income tax considerations applicable to U.S. Holders (as defined below) who receive CIT Common Stock and Non-U.S. Holders (as defined below) who receive Exchangeable Shares or CIT Common Stock pursuant to the Plan of Arrangement. For purposes of this discussion, a "U.S. Holder" is a beneficial owner of Newcourt Common Shares that is (i) a citizen or resident of the United States, (ii) a corporation or other entity treated as a corporation for United States federal income tax purposes created or organized in or under the laws of the United States or of any political subdivision thereof, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source, or (iv) a trust if a United States court is able to exercise primary supervision over the administration of such trust and one or more United States persons have the authority to control all substantial decisions of such trust. A "Non-U.S. Holder" is a beneficial owner of Newcourt Common Shares that is (i) a nonresident alien individual, (ii) a foreign corporation, or (iii) an estate or trust that is not a U.S. Holder.

         This discussion is based on provisions of the Code, Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion does not address all aspects of United States federal income taxation that may be applicable to holders in light of their particular circumstances or to holders subject to special treatment under United States federal income tax law (including, without limitation, partnerships, certain financial institutions, insurance companies, tax-exempt entities, dealers in securities, certain U.S. expatriates, persons that hold Newcourt Common Shares as part of a straddle, hedge, conversion transaction or other integrated investment, U.S. Holders whose functional currency is not the U.S. dollar and holders who acquired such shares through exercise of employee stock options or otherwise as compensation). This discussion is limited to holders that hold their Newcourt Common Shares as capital assets and does not consider the tax treatment of holders that hold Newcourt Common Shares through a partnership or other pass-through entity. Furthermore, this summary does not discuss aspects of United States federal income taxation that may be applicable to holders of Newcourt Options, nor does it address any aspect of state, local or foreign taxation.

         Each holder is advised to consult its tax advisor as to the particular tax consequences to such holder of the United States federal, state, local and foreign tax consequences of the Transaction and any actual or potential changes in applicable tax laws, including any pending or proposed legislation or regulations.

U.S. Holders

         The following discussion applies only to U.S. Holders who receive CIT Common Stock in exchange for their Newcourt Common shares. The discussion does not address U.S. Holders that are subject to tax in both Canada and the United States. Such U.S. Holders should consult their tax advisors concerning the United States federal income tax consequences of the Transaction.

Exchange of Newcourt Common Shares for CIT Common Stock

         The exchange of Newcourt Common Shares for CIT Common Stock pursuant to the Plan of Arrangement will be a taxable exchange for United States federal income tax purposes. Consequently, a U.S. Holder will recognize gain or loss equal to the difference between (i) the sum of (a) the fair market value of the CIT Common Stock received in the exchange and (b) any cash received in lieu of fractional shares and (ii) such U.S. Holder's tax basis in its Newcourt Common Shares. Subject to the discussion below under "- Potential Passive Foreign Investment Company Status," any gain or loss on the exchange of Newcourt Common Shares will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder held its Newcourt Common Shares for more than one year. In addition, the U.S. Holder's tax basis in its CIT Common Stock will be the fair market value of the CIT Common Stock received by the U.S. Holder in the exchange.

         Potential Passive Foreign Investment Company Status. A foreign corporation will be classified as a passive foreign investment company (a "PFIC") for United States federal income tax purposes for any taxable year during which either (i) 75% or more of its gross income is passive income or
(ii) on average for the taxable year, 50% or more of its assets produce or are held for the production of passive income. The rules regarding the determination of PFIC status are complex, and there is no authority regarding the application of these rules in specific situations. While there can be no assurance with respect to the classification of Newcourt as a PFIC, Newcourt believes that it did not constitute a PFIC for any taxable year ending prior to consummation of the Transaction and, based on Newcourt's estimate of its gross income and assets and the nature of its current and proposed activities, does not believe that it will constitute a PFIC for the current taxable year. At the present time, CIT does not intend to engage in any transactions or activities which it believes should cause Newcourt to be a PFIC for the current taxable year. If, however, Newcourt had been or were to be a PFIC for any taxable year ending prior to consummation of the Transaction or the current taxable year, any gain recognized by a U.S. Holder that owned Newcourt Common Shares in a taxable year for which Newcourt was a PFIC, would, in most circumstances, be taxed at rates applicable to ordinary income and would potentially be subject to other adverse United States federal income tax consequences. U.S. Holders should consult their own tax advisors regarding the tax consequences that would result if Newcourt had been or were to be a PFIC for any taxable year ending prior to consummation of the Transaction or for the current taxable year.

Proposed Legislation

         On February 1, 1999, President Clinton proposed legislation (the "Proposed Legislation") that, if enacted in its current form, could affect the United States federal income tax consequences of the exchange of Newcourt Common Shares for CIT Common Stock by a U.S. Holder. Pursuant to such legislation, the exchange of Newcourt Common Shares for CIT Common Stock by a U.S. Holder might, under certain circumstances, be treated as a reorganization within the meaning of Section 368(a) of the Code. In such case, the amount of gain or loss recognized by a U.S. Holder and the U.S. Holder's tax basis and holding period in its shares of CIT Common Stock would likely differ from those determined pursuant to the preceding paragraphs.

Non-U.S. Holders

Exchange of Newcourt Common Shares

         Non-U.S. Holders will recognize gain or loss on the exchange of Newcourt Common Shares for CIT Common Stock or, unless at least 80% of the Newcourt Common Shares are exchanged for Exchangeable Shares and certain other conditions are satisfied, Exchangeable Shares pursuant to the Plan of Arrangement for United States federal income tax purposes. Non-U.S. Holders will not be subject to United States federal income tax on any gain so recognized unless such gain is effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States or, if a treaty applies, is attributable to a permanent establishment of the Non-U.S. Holder in the United States, or, in the case of gain recognized by an individual Non-U.S. Holder, such individual is present in the United States for 183 days or more during the taxable year of the exchange and certain other conditions are satisfied. If the Non-U.S. Holder is a corporation, any effectively connected earnings and profits may also be subject to an additional "branch profits tax."

         The Proposed Legislation, if enacted in its current form, might, under certain circumstances, cause Non-U.S. Holders not to recognize gain or loss on the exchange of Newcourt Common Shares for Exchangeable Shares or CIT Common Stock pursuant to the Plan of Arrangement for United States federal income tax purposes and, consequently, Non-U.S. Holders would not be subject to United States federal income tax on such exchange even if such Non-U.S. Holders would otherwise be subject to United States federal income tax on gain recognized.

Exchangeable Shares

         Dividends on Exchangeable Shares. No statutory, judicial or administrative authority exists that directly addresses the treatment of the Exchangeable Shares for United States federal income tax purposes, including whether such shares constitute shares of Exchangeco, shares of CIT or, possibly, another financial instrument. Nevertheless, CIT intends to take the position that the Exchangeable Shares are shares of Exchangeco and that, accordingly, dividends received by a Non-U.S. Holder on Exchangeable Shares are not generally subject to United States withholding tax. If, however, the Internal Revenue Service (the "IRS") were to assert successfully that the Exchangeable Shares should be treated as shares of CIT, Non-U.S. Holders of Exchangeable Shares would be subject to the rules described below under "- CIT Common Stock - Dividends on CIT Common Stock" and "- Backup Withholding and Information Reporting - Dividends."

         Sale or Exchange of Exchangeable Shares. If the Exchangeable Shares are treated as (i) shares of CIT or, (ii) shares of Exchangeco and, at the time of a Non-U.S. Holder's exchange of Exchangeable Shares for CIT Common Stock, CIT has already acquired or, upon the exchange with the Non-U.S. Holder, will acquire at least 80% of the Exchangeable Shares and, in both cases, certain other conditions are satisfied, a Non-U.S. Holder should recognize no gain or loss on the exchange of Exchangeable Shares for CIT Common Stock. If a Non-U.S. Holder is required to recognize gain or loss on the exchange of Exchangeable Shares for CIT Common Stock or on the sale or other exchange of such Exchangeable Shares, such Non-U.S. Holder generally will not be subject to United States federal income tax on the gain recognized unless such gain is effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States or, if a tax treaty applies, is attributable to a permanent establishment of the Non-U.S. Holder in the United States, or, in the case of gain recognized by an individual Non-U.S. Holder, such individual is present in the United States for 183 days or more during the taxable year of the exchange and certain other conditions are satisfied. In such a case, if the Exchangeable Shares are treated as shares of CIT, see below under "- Backup Withholding and Information Reporting - Sale or Exchange of CIT Common Stock." If the Non-U.S. Holder is a corporation, any effectively connected earnings and profits may also be subject to an additional "branch profits tax."

CIT Common Stock

         Dividends on CIT Common Stock. Dividends paid to a Non-U.S. Holder of CIT Common Stock will generally be subject to withholding of United States federal income tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) unless the dividend is (a) effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States, or (b) if a tax treaty applies, is attributable to a United States permanent establishment of the Non-U.S. Holder, in which cases the dividend will be taxed at ordinary United States federal income tax rates. A Non-U.S. Holder may be required to satisfy certain certification requirements to claim treaty benefits or otherwise to claim a reduction of, or exemption from, the withholding obligation described above. If the Non-U.S. Holder is a corporation, any effectively connected earnings and profits may also be subject to an additional "branch profits tax."

         Sale or Exchange of CIT Common Stock. A Non-U.S. Holder generally will not be subject to United States federal income or withholding tax in respect of any gain recognized on the sale or other taxable disposition of CIT Common Stock unless (a) the gain is effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States or, if a tax treaty applies, is attributable to a permanent establishment of the Non-U.S. Holder in the United States; (b) in the case of a Non-U.S. Holder who is an individual, the Non-U.S. Holder is present in the United States for 183 or more days during the taxable year of the disposition and certain other conditions are satisfied; or (c) (i) CIT is or has been during certain periods preceding the disposition a "U.S. real property holding corporation" for United States federal income tax purposes (which CIT does not believe it is or is likely to become), and (ii) assuming that CIT Common Stock will be "regularly traded on an established securities market" for United States federal income tax purposes, the Non-U.S. Holder held, directly or indirectly, at any time during the five-year period ending on the date of the disposition, more than 5% of the outstanding CIT Common Stock. If the Non-U.S. Holder is a corporation, any effectively connected earnings and profits may also be subject to an additional "branch profits tax."

Backup Withholding and Information Reporting

         Dividends. United States backup withholding tax generally will not apply to dividends paid on CIT Common Stock to a Non-U.S. Holder at an address outside the United States. CIT must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to, and the tax withheld with respect to, such Non-U.S. Holder, regardless of whether any tax was actually withheld. This information may also be made available to the tax authorities in the Non-U.S. Holder's country of residence.

         Sale or Exchange of CIT Common Stock. Upon the sale or other disposition of CIT Common Stock by a Non-U.S. Holder to or through a United States office of a broker, the broker must backup withhold at a rate of 31% and report the sale to the IRS, unless the Non-U.S. Holder certifies its Non-U.S. Holder status under penalties of perjury or otherwise establishes an exemption. Upon the sale or other disposition of CIT Common Stock by a Non-U.S. Holder to or through the foreign office of a United States broker, or a foreign broker with certain types of relationships to the United States, the broker must report the sale to the IRS (but not backup withhold), unless the broker has documentary evidence in its files that the seller is a Non-U.S. Holder and/or certain other conditions are met or the Non-U.S. Holder otherwise establishes an exemption.

         Amounts withheld under the backup withholding rules are generally allowable as a credit against such Non-U.S. Holder's United States federal income tax liability, which may entitle such Non-U.S. Holder to a refund, provided that certain required information is furnished to the IRS.

         On October 6, 1997, the IRS issued final regulations relating to withholding, information reporting and backup withholding on certain payments made to Non-U.S. Holders, which are effective for payments made after December 31, 2000 (the "Final Regulations"). The Final Regulations alter the procedures for claiming benefits under an income tax treaty and may also alter the procedures for otherwise claiming a reduction of, or exemption from, the withholding obligations described above. Non-U.S. Holders are urged to consult their own tax advisors as to the effect, if any, of the Final Regulations on their ownership and disposition of Exchangeable Shares and CIT Common Stock.

         The discussion of certain United States federal income tax consequences set forth above is for general information only and does not purport to be a complete analysis or listing of all potential tax effects that may apply to a Newcourt Shareholder. Newcourt Shareholders are strongly urged to consult their own tax advisors to determine the particular tax consequences to them of the Transaction, including the application and effect of United States federal, state, local and foreign tax laws.

          DESCRIPTION OF CAPITAL STOCK OF CIT, NEWCOURT AND EXCHANGECO

CIT Capital Stock

General

         The authorized capital stock of CIT consists of (i) 700,000,000 shares of Class A Common Stock and 510,000,000 share of Class B Common Stock and (ii) 50,000,000 shares of Preferred Stock. The Special Voting Share will be issued on the Election Date pursuant to the Voting and Exchange Trust Agreement. As of the CIT Record Date, there were 161,209,826 shares of Class A Common Stock outstanding. No shares of CIT Preferred Stock or Class B Common Stock are outstanding. CIT will not issue any Class B Common Stock in the future. In addition, there are (i) options to purchase 3,915,524 shares of Class A Common Stock and (ii) 7,379,173 shares of Class A Common Stock which have been reserved for future issuance under employee benefit plans. The following description of CIT's Class A Common Stock is intended as a summary only and is qualified in its entirety by reference to CIT's Certificate of Incorporation, which is on file with the SEC, and to Delaware corporate law.

CIT Common Stock

         Voting Rights. Holders of Class A Common Stock are entitled to one vote per share. Holders of shares of Class A Common Stock are not entitled to cumulate their votes for the election of directors. Generally, all matters to be voted on by stockholders must be approved by a majority (or, in the case of the election of directors, by a plurality) of the votes entitled to be cast by all holders of shares of Class A Common Stock present in person or represented by proxy, subject to any voting rights granted to holders of any Preferred Stock. Except as otherwise provided by law or CIT's Certificate of Incorporation, and subject to any voting rights granted to holders of any outstanding Preferred Stock, amendments to CIT's Certificate of Incorporation must be approved by a majority vote of the holders of the outstanding Class A Common Stock.

         Dividends. Holders of Class A Common Stock share ratably on a per share basis in any dividends declared by the CIT Board of Directors, subject to any preferential rights of any outstanding Preferred Stock.

         Other Rights. In the event of any merger, reorganization or consolidation of CIT with or into another entity in connection with which shares of Class A Common Stock are converted into or exchangeable for shares of stock, other securities or property (including cash), all holders of Class A Common Stock are entitled to receive the same kind and amount of shares of stock and other securities and property (including cash).

         On liquidation, dissolution or winding up of CIT, after payment in full of the amounts required to be paid to holders of Preferred Stock, if any, all holders of Class A Common Stock are entitled to share ratably in any assets available for distribution to holders of shares of Class A Common Stock.

         No shares of Class A Common Stock are subject to redemption. Shares of Class A Common Stock do not have preemptive rights to purchase additional shares.

         Proposal to Amend CIT's Certificate of Incorporation. One of the proposals to be presented to the CIT Stockholders at the CIT Stockholders Meeting would eliminate the Class B Common Stock (none of which, by agreement, may be issued) and redesignate the Class A Common Stock as "Common Stock." See "Additional Matters for Consideration by CIT Stockholders - Proposal 2 - Amendment to the Amended and Restated Certificate of Incorporation of CIT" on page 125.

Special Voting Share

         On the Effective Date, CIT will issue the Special Voting Share which will be deposited with the Trustee for the benefit of holders of Exchangeable Shares, pursuant to the provisions of the Voting and Exchange Trust Agreement. The Special Voting Share will have a number of votes, which may be cast at any meeting which CIT stockholders are entitled to vote, equal to the number of outstanding Exchangeable Shares (other than Exchangeable Shares held by CIT and its subsidiaries and affiliates). See "The Transaction - Transaction Mechanics and Description of Exchangeable Shares Voting, Dividend and Liquidation Rights of Holders of Exchangeable Shares" at page 87.

CIT Preferred Stock

         The CIT Preferred Stock will be issuable from time to time in one or more series, with such designations and preferences for each series as shall be stated in the resolutions providing for the designation and issue of each such series adopted by the CIT Board of Directors. The CIT Board of Directors is authorized by CIT's Certificate of Incorporation to determine, among other things, the rights and preferences and the limitations thereon pertaining to each such series. The CIT Board of Directors, without stockholder approval, may issue Preferred Stock with voting and other rights that could adversely affect the voting power and other rights of the holders of the Class A Common Stock and could have certain anti-takeover effects. CIT has no Preferred Stock outstanding and it has no current plans to issue any shares of Preferred Stock. The ability of the CIT Board of Directors to issue Preferred Stock in the future without stockholder approval could have the effect of delaying, deferring or preventing a change in control of CIT or the removal of existing management.

Provisions That May Have an Anti-Takeover Effect

         Certain provisions to be contained in CIT's Certificate of Incorporation and Bylaws summarized below may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interest, including attempts that might result in a premium being paid over the market price for the shares held by stockholders.

         CIT's Certificate of Incorporation provides that, subject to any rights of holders of Preferred Stock to elect additional directors under specified circumstances, the number of directors of CIT is fixed as specified in the Bylaws. The Bylaws provide that, (i) subject to any rights of holders of Preferred Stock to elect additional directors under specified circumstances, the number of directors is fixed at ten (10) unless the CIT Board of Directors votes that such number be increased or decreased and (ii) subject to any rights of holders of Preferred Stock, any director may be removed from office, with or without cause, by vote of the holders of a majority of the votes entitled to be cast by the holders of all outstanding shares of Class A Common Stock. In addition, CIT's Certificate of Incorporation and Bylaws provide that, subject to any rights of holders of Preferred Stock, and unless the CIT Board of Directors otherwise determines, any vacancies may be filled by the affirmative vote of a majority of the remaining members of the Board, though less than a quorum, or by a sole remaining director, and except as otherwise provided by law, any such vacancy may not be filled by the stockholders.

         CIT's Bylaws provide for an advance notice procedure for the nomination, other than by or at the direction of the CIT Board of Directors, of candidates for election as directors as well as for other stockholder proposals to be considered at annual meetings of stockholders. In general, notice of intent to nominate a director or raise matters at such meetings must be received in writing by CIT at its principal executive offices not less than 60 nor more than 90 days prior to the first anniversary of the previous year's annual meeting of stockholders, subject to adjustment in certain situations, and must contain certain information concerning the person to be nominated or the matters to be brought before the meeting and concerning the stockholder submitting the proposal. CIT's Certificate of Incorporation and Bylaws also provide that special meetings of stockholders may be called only by certain specified officers of CIT or by any such officer at the request in writing of the CIT Board of Directors; special meetings of stockholders cannot be called by stockholders. In addition, CIT's Certificate of Incorporation provides that any action required or permitted to be taken by stockholders may be effected only at a duly called annual or special meeting of stockholders and may not be effected by a written consent by stockholders in lieu of such a meeting.

Business Combinations with Interested Stockholders

         CIT is not governed by Section 203 of the Delaware General Corporation Law. Section 203 requires the affirmative vote of at least 66 2/3% of the outstanding voting stock of a company, excluding shares owned by an interested stockholder (as defined), to approve certain business combinations. As a result, any such proposed business combination by CIT will require the vote of only a majority of stockholders. See "Comparison of Stockholder Rights - Corporate Opportunities" on page 122.

Limitations on Directors' Liability

         CIT's Certificate of Incorporation provides that no director of CIT shall be liable to CIT or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to CIT or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) in respect of certain unlawful dividend payments or stock redemptions or repurchases or (iv) for any transaction from which the director derived an improper personal benefit. The effect of these provisions will be to eliminate the rights of CIT and its stockholders (through stockholders' derivative suits on behalf of CIT) to recover monetary damages against a director for breach of fiduciary duty as a director (including breaches resulting from grossly negligent behavior), except in the situations described above.

Transfer Agent and Registrar

         The transfer agent and registrar for the Class A Common Stock is The Bank of New York.

Newcourt Share Capital

         The authorized capital of Newcourt consists of an unlimited number of Newcourt Common Shares, Special Shares and Class A Preference Shares. The following summarizes the material provisions of Newcourt's share capital but does not purport to be complete and is subject to, and qualified in its entirety by, Newcourt's Articles, Newcourt Bylaws and applicable law.

Newcourt Common Shares

         Each Newcourt Common Share is entitled to one vote at meetings of the shareholders of Newcourt and to receive dividends if, as and when declared by the Newcourt Board of Directors. Subject to the prior rights of holders of Class A Preference Shares, holders of Newcourt Common Shares will participate ratably in any distribution of the assets of Newcourt upon its liquidation, dissolution or winding-up. As of September 20, 1999, there were 148,508,329 Newcourt Common Shares issued and outstanding and a further 6,644,322 Newcourt Common Shares reserved for issuance under Newcourt Options (excluding the Option under the Stock Option Agreement).

Special Shares

         The Special Shares carry exactly the same rights, privileges, restrictions and conditions of the Newcourt Common Shares, except that holders of the Special Shares are not entitled to vote at any meeting of the shareholders of Newcourt. The holders of such Special Shares are entitled to convert their Special Shares into Newcourt Common Shares on a share-for-share basis. There are no Special Shares outstanding.

Class A Preference Shares

         The Class A Preference Shares are issuable in series. Holders of such preference shares are not entitled to notice of, or to attend or to vote at, any meeting of the shareholders of Newcourt, except as may be specifically provided in the provisions attaching to any series. The Class A Preference Shares rank senior to the Newcourt Common Shares and Special Shares with respect to the payment of dividends and distributions in the event of the liquidation, dissolution or winding-up of Newcourt. The Newcourt Board of Directors is empowered to fix, before the issue thereof, the number of Class A Preference Shares of each series and the designation, rights, privileges, restrictions and conditions attaching to the Class A Preference Shares of each series. There are no Class A Preference Shares outstanding.

Exchangeco Share Capital

         The authorized capital of Exchangeco, a limited liability company incorporated under the laws of the Province of Nova Scotia consists of 1 million Common Shares, C$15 billion non-cumulative non-voting Class A Preferred Shares, C$1 billion cumulative non-voting Class B Preferred Shares and 1 billion Exchangeable Shares. The following summarizes the material provisions of Exchangeco's share capital but does not purport to be complete and is subject to, and qualified in its entirety by, Exchangeco's memorandum of association, articles of association and applicable law.

Exchangeco Common Shares

         Each Exchangeco common share is entitled to one vote at meetings of the shareholders of Exchangeco and to receive dividends if, as and when declared by the Exchangeco Board of Directors. Subject to the prior rights of holders of Class A Preference Shares, Class B Preference Shares and Exchangeable Shares, holders of Exchangeco common shares will participate rateably in any distribution of the assets of Exchangeco upon its liquidation, dissolution or winding up. Newco is the registered owner of all Exchangeco's issued and outstanding common shares.

Exchangeco Class A Preference Shares

         Immediately prior to the Effective Time, Newco will subscribe for Class A Preference Shares having an aggregate redemption price equal to the fair market value of the shares of CIT Common Stock to be issued to Newcourt Shareholders under the Plan of Arrangement less the value of Class B Preference Shares described below.

         Holders of Class A Preference Shares are not entitled to notice of, or to attend or to vote at, any meeting of the shareholders of Exchangeco except in respect of any voluntary liquidation, dissolution or winding-up of Exchangeco or as provided by the Companies Act (Nova Scotia). The holders of the Class A Preference Shares are entitled to a non-cumulative fixed dividend of 4 percent of the amount payable to them upon liquidation being C$1.00 per share less any amount of capital previously returned to them. The Class A Preference Shares do not otherwise participate on liquidation. The Class A Preference Shares rank senior to the Exchangeco Common Shares and Exchangeable Shares and junior to the Class B Preference Shares with respect to distributions in the event of the liquidation, dissolution or winding-up of Exchangeco and with respect to amounts that would be required to be paid to holders of shares that have a right to be paid on a redemption; however with respect to the payment of dividends, the Class A Preference Shares rank senior to the Exchangeco Common Shares but junior to the Exchangeable Shares and the Class B Preference Shares. The Class A Preference Shares are redeemable at the option of Exchangeco and retractable at the option of the holder thereof for the amount payable on liquidation plus any declared but unpaid dividends thereon.

Exchangeco Class B Preference Shares

         Immediately prior to the Effective Time, Newco will subscribe for Class B Preference Shares of which approximately 21% will be immediately sold by Newco to a third party pursuant to a binding contract in effect prior to the Effective Time.

         Holders of Class B Preference Shares are not entitled to notice of, or to attend or to vote at, any meeting of the shareholders of Exchangeco, except in respect of any voluntary liquidation, dissolution or winding-up of Exchangeco or as provided by the Companies Act (Nova Scotia). The holders of the Class B Preference Shares will be entitled to a cumulative fixed dividend at a rate to be determined at the time of sale which will be a percentage of the amount payable to them upon liquidation being C$1.00 per share less any amount of capital previously returned to them. The Class B Preference Shares do not otherwise participate on liquidation. The Class B Preference Shares rank senior to the Exchangeco Common Shares, Exchangeable Shares and the Class A Preference Shares with respect to payment of dividends and distribution in the event of the liquidation, dissolution or winding-up of Exchangeco. The Class B Preference Shares are redeemable at the option of Exchangeco, seven years after the date of issue, for the amount payable on liquidation plus any declared but unpaid dividends thereon.

Exchangeable Shares

         The Exchangeable Shares will be issued at the Effective Time to Newcourt Shareholders who are Eligible Electing Holders who duly elect to receive Exchangeable Shares in the Letter of Transmittal and Election Form pursuant to the terms of the Plan of Arrangement. The provisions attaching to the Exchangeable Shares are appended to the Plan of Arrangement in Annex F and the attributes of the Exchangeable Shares are summarized herein under the "The Transaction - Transaction Mechanics and Description of Exchangeable Shares" at page 84.

Transfer Agent and Registrar

         Montreal Trust Company of Canada will be the registrar and transfer agent for the Exchangeable Shares at its principal offices in Toronto, Montreal and Vancouver.

                        COMPARISON OF STOCKHOLDER RIGHTS

         In the event that the Transaction is completed, holders of Newcourt Common Shares will, at the Effective Time, have their Newcourt Common Shares exchanged for either Exchangeable Shares or shares of CIT Common Stock. Thereafter, holders of Exchangeable Shares will have the right to exchange the Exchangeable Shares for an equivalent number of shares of CIT Common Stock. CIT is a corporation organized under the Delaware General Corporation Law. Newcourt is a corporation organized under the Business Corporations Act (Ontario). While the rights and privileges of shareholders of an Ontario corporation are, in many instances, comparable to those of stockholders of a Delaware corporation, there are certain differences. These differences arise from differences between Ontario and Delaware law, between the Business Corporations Act (Ontario) and Delaware General Corporation Law and between the Newcourt's Articles and Newcourt Bylaws and the CIT's Certificate of Incorporation and CIT Bylaws.

Removal of Directors; Vacancies

CIT

         Subject to any rights of holders of CIT Preferred Stock, any CIT director may be removed from office, with or without cause, by the holders of a majority of the votes entitled to be cast by holders of all outstanding shares of CIT Common Stock, voting together as one class. Subject to any rights of the holders of CIT Preferred Stock, any vacancy occurring in the CIT Board of Directors may be filled by a vote of the majority of directors then in office. The directors so chosen shall hold office until the next annual election.

Newcourt

         The Newcourt Shareholders may, by ordinary resolution at an annual or special meeting of shareholders, remove any director or directors from office, and a vacancy created by the removal of a director may be filled at the meeting of the shareholders at which the director is removed. A quorum of the Newcourt Board of Directors may fill any vacancy in the board. The directors then in office shall call a special meeting of the shareholders to fill the vacancy, and if they fail to do so, the meeting may be called by any shareholder.

Special Meeting of Stockholders

CIT

         Special meetings of CIT Stockholders may be held at any time upon the call of the Chairman of the Board of Directors, a Vice Chairman of the Board of Directors, the Chief Executive Officer, the President or, at the request in writing of the majority of the CIT Board of Directors, any other officer.

Newcourt

         The Newcourt Board of Directors, the chairman of the board, the managing director or the president may at any time call a special meeting of Newcourt Shareholders for transaction of any business which may properly be brought before such a meeting of shareholders. Special meetings of Newcourt Shareholders may, in certain circumstances, be requisitioned by a holder of at least 5% of the outstanding Newcourt Common Shares or a court.

Quorum at Stockholder Meeting

CIT

         At any meeting of stockholders, the presence in person or by proxy of the holders of shares entitled to cast a majority of all votes which could be cast at such meeting by the holders of all of the outstanding shares of stock of CIT entitled to vote on such matters that are to be voted on without regard to class at such meeting shall constitute a quorum.

Newcourt

         Two persons present and holding or representing by proxy at least 51% of the issued shares of Newcourt shall be a quorum at any meeting of shareholders.

Advance Notice of Stockholder-Proposed Business at Annual Meetings

CIT

         Pursuant to the CIT Bylaws, notice of nominations of directors by CIT Stockholders must be made by a notice in writing delivered to CIT at its principal executive offices not less than 60 days nor more than 90 days prior to the annual meeting, provided that, in the event that the date of the annual meeting is advanced by more than 30 days or delayed by more than 60 days from the preceding year's anniversary date, notice by the CIT Stockholder, to be timely, must be delivered not earlier than the 90th day prior to such annual meeting and not later than the close of business on the later of the 60th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made.

Newcourt

         The Newcourt Bylaws do not include a provision which requires that advance notice be given to Newcourt of shareholder-proposed business to be conducted at the annual meetings.

Vote Required for Extraordinary Transactions

CIT

         Except with respect to certain mergers between parent and subsidiary corporations, the Delaware General Corporation Law requires the affirmative vote of a majority of the outstanding stock entitled to vote thereon to authorize any merger, consolidation, dissolution or sale of substantially of the assets of a corporation, except that, unless required by its certificate of incorporation:
(i) no authorizing shareholder vote is required of a corporation surviving a merger if (A) such corporation's certificate of incorporation is not amended in any respect by the merger, (B) each share of stock of such corporation outstanding immediately prior to the effective date of the merger will be an identical outstanding or treasury share of the surviving corporation after the effective date of the merger, and (C) the number of shares to be issued in the merger plus those initially issued upon conversion of any other securities to be issued in the merger do not exceed 20% of such corporation's outstanding common stock immediately prior to the effective date of the merger; and (ii) no authorizing shareholder vote is required of a corporation to authorize a merger with or into a single direct or indirect wholly-owned subsidiary of such corporation (provided certain other limited circumstances apply). Shareholder approval is also not required under the Delaware General Corporation Law for mergers or consolidations in which a parent corporation merges or consolidates with a subsidiary of which it owns at least 90% of the outstanding shares of each class of stock.

Newcourt

         Under the Business Corporations Act (Ontario), certain extraordinary corporate actions or "arrangements," such as certain reorganizations of the shares or classes of shares of the corporation, amalgamations, continuances, and sales, leases or exchanges of all or substantially all the property of a corporation other than in the ordinary course of business, and other extraordinary corporate actions such as liquidations, dissolutions and (if ordered by a court) arrangements, are required to be approved by special resolution. A special resolution is a resolution passed at a meeting by not less than two-thirds of the votes cast by the shareholders entitled to vote on the resolution. In certain cases, a special resolution to approve an extraordinary corporate action is also required to be approved separately by the holders of a class or series of shares.

Amendment to Governing Documents

CIT

         Under the Delaware General Corporation Law, unless the certificate or articles of incorporation or the bylaws otherwise provide, amendments of a certificate of incorporation generally require the approval of the holders of a majority of the outstanding stock entitled to vote thereon, and if such amendments would increase or decrease the aggregate number of authorized shares of any class or series or the par value of such shares or would adversely affect the shares of such class or series, a majority of the outstanding stock of such class or series would have to approve the amendment, whether or not entitled to vote thereon by the certificate of incorporation.

Newcourt

         Under the Business Corporations Act (Ontario), any amendment to the articles generally requires approval by special resolution, which is a resolution passed by a majority of not less than two-thirds of the votes cast by shareholders entitled to vote on the resolution. The Business Corporations Act (Ontario) provides that unless the articles or bylaws otherwise provide, the directors may, by resolution, make, amend or repeal any bylaws that regulate the business or affairs of a corporation. Where the directors make, amend or repeal a bylaw, they are required under the Business Corporations Act (Ontario) to submit the bylaw, amendment or repeal to the shareholders at the next meeting of shareholders, and the shareholders may confirm, reject or amend the bylaw, amendment or repeal by an ordinary resolution, which is a resolution passed by a majority of the votes cast by shareholders entitled to vote on the resolution.

Dissenters' Rights

CIT

         Under the Delaware General Corporation Law, holders of shares of any class or series have the right, in certain circumstances, to dissent from a merger or consolidation by demanding payment in cash for their shares equal to the fair value (excluding any appreciation or depreciation as a consequence or in expectation of the transaction) of such shares, as determined by a court in an action timely brought by the corporation or the dissenters. The Delaware General Corporation Law grants dissenters appraisal rights only in the case of mergers or consolidation and not in the case of a sale or transfer of assets or a purchase of assets for stock regardless of the number of shares being issued. Further, no appraisal rights are available for shares of any class or series listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 shareholders, unless the agreement of merger of consolidation requires the holders thereof to accept for such shares anything other than (i) stock of the surviving corporation, (ii) stock of another corporation which is either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 shareholders, (iii) cash in lieu of fractional shares, or (iv) some combination of the above. In addition, such rights are not available for any shares of the surviving corporation if the merger did not require the vote of the shareholders of the surviving corporation.

Newcourt

         The Business Corporations Act (Ontario) provides that shareholders of an Ontario corporation entitled to vote on certain matters are entitled to exercise dissent rights and to be paid the fair value of their shares in connection therewith. The Business Corporations Act (Ontario) does not distinguish for this purpose between listed and unlisted shares. Such matters include (a) any amalgamation with another corporation (other than with certain affiliated corporations); (b) an amendment to the corporation's articles to add, change or remove any provisions restricting the issue, transfer or ownership of shares; (c) an amendment to the corporation's articles to add, change or remove any restriction upon the business or businesses that the corporation may carry on or upon the powers that the corporation may exercise; (d) a continuance under the laws of another jurisdiction; (e) a sale, lease or exchange of all or substantially all the property of the corporation other than in the ordinary course of business; (f) upon a court order permitting a shareholder to dissent in connection with an application to the court for an order approving an arrangement proposed by the corporation; and (g) certain amendments to the articles of a corporation which require a separate class or series vote, provided that a shareholder is not entitled to dissent, if in certain circumstances, the articles of the corporation prohibit such dissent, or if an amendment to the articles is effected by a court order approving a reorganization or by a court order made in connection with an action for an oppression remedy. See "Dissenting Shareholders' Rights" on page 123.

Oppression Remedy

         The Business Corporations Act (Ontario) provides an oppression remedy that enables the court to make any order, both interim and final, to rectify the matters complained of where it is satisfied upon application by a complainant (as defined below) that: (i) any act or omission of the corporation or an affiliate effects or threatens to effect a result; (ii) the business or affairs of the corporation or an affiliate are, have been or are threatened to be carried on or conducted in a manner; or (iii) the powers of the directors of the corporation or an affiliate are, have been or are threatened to be exercised in a manner, that is oppressive or unfairly prejudicial to or that unfairly disregards the interest of any security holder, creditor, director or officer of the corporation. Under the Business Corporation Act (Ontario) a complainant means: (a) a present or former registered holder or beneficial owner of securities of a corporation or any of its affiliates; (b) a present or former officer or director of the corporation or any of its affiliates; and (c) any other person who, in the discretion of the court, is a proper person to make such application. Because of the breadth of the conduct which can be complained of and the scope of the court's remedial powers, the oppression remedy is very flexible and is sometimes relied upon to safeguard the interests of shareholders and other complainants with a substantial interest in the corporation. Under the Business Corporations Act (Ontario), it is not necessary to prove that the directors of a corporation acted in bad faith or in contravention of their fiduciary duties in order to seek an oppression remedy. Furthermore, the court may order the corporation to pay the interim expenses of a complainant seeking an oppression remedy, but the complainant may be held accountable for such interim costs on final disposition of the complaint (as in the case of a derivative action). The Delaware General Corporation Law does not provide for a similar remedy.

Derivative Action

CIT

         Derivative actions may be brought in Delaware by a stockholder on behalf of, and for the benefit of, the corporation. The Delaware General Corporation Law provides that a stockholder must aver in the complaint that he or she was a stockholder of the corporation at the time of the transaction of which he or she complains, or that his or her share thereafter devolved on him or her by operation of law. A stockholder may not sue derivatively unless he or she first makes demand on the corporation that it bring suit and such demand has been refused, unless it is shown that such demand would have been futile.

Newcourt

         Under the Business Corporations Act (Ontario), a complainant may apply to the court for leave to bring an action in the name of and on behalf of a corporation or any subsidiary, or to intervene in an existing action to which any such body corporate is a party, for the purpose of prosecuting, defending or discontinuing the action on behalf of the body corporate. Under the Business Corporations Act (Ontario), no action may be brought and no intervention in an action may be made unless the complainant has given 14 days' notice to the directors of the corporation or its subsidiary of the complainant's intention to apply to the court and the court is satisfied that (a) the directors of the corporation or its subsidiary will not bring, diligently prosecute or defend or discontinue the action; (b) the complainant is acting in good faith; and (c) it appears to be in the interests of the corporation or its subsidiary that the action be brought, prosecuted, defended or discontinued. Where a complainant makes an application without having given the required notice, the Business Corporations Act (Ontario) permits the court to make an interim order pending the complainant giving the required notice, provided that the complainant can establish to the satisfaction of the court that at the time of seeking the interim order it was not expedient to give the required notice.

         Under the Business Corporations Act (Ontario), the court in a derivative action may make any order it thinks fit. Additionally, under the Business Corporations Act (Ontario), a court may order a corporation or its subsidiary to pay the complainant's interim costs, including reasonable legal fees and disbursements. Although the complainant may be held accountable for the interim costs on final disposition of the complaint, it is not required to give security for costs in a derivative action.

Shareholder Consent in Lieu of Meeting

CIT

         As permitted by the Delaware General Corporation Law, the CIT Certificate of Incorporation provides that no action may be taken by stockholders without a meeting except by the unanimous written consent of all stockholders entitled to vote on such action. Special meetings of stockholders may be called only by a majority of the CIT Board of Directors, the Chairman of the Board or the President of CIT.

Newcourt

         Under the Business Corporations Act (Ontario), shareholder action without a meeting may only be taken by written resolution signed by all shareholders who would be entitled to vote thereon at a meeting. Special meetings of shareholders may be called by the Newcourt Board of Directors or, in certain circumstances, requisitioned by a holder of at least five percent of the outstanding shares or a court.

Director Qualifications

         Under the Business Corporations Act (Ontario), an offering corporation, such as Newcourt, must have not fewer than three directors and a majority of the directors must be resident Canadians. The Business Corporations Act (Ontario) also requires that at least one-third of the directors of such a corporation must not be officers or employees of the corporation or any of its affiliates. The Delaware General Corporation Law does not have comparable requirements.

Fiduciary Duties of Directors CIT

         Directors of corporations incorporated or organized under the Delaware General Corporation Law have fiduciary obligations to the corporation and its stockholders. Pursuant to these fiduciary obligations, the directors must act in accordance with the so-called duties of "due care" and "loyalty." The duty of care generally requires that the directors act in an informed and deliberative manner and they inform themselves, prior to making a business decision, of all material information reasonably available to them. The duty of loyalty can be summarized as the duty to act in good faith in a manner which the directors reasonably believe to be in the best interests of the stockholders. It generally requires that there be no conflict between duty and self-interest.

Newcourt

         Directors of corporations governed by the Business Corporations Act (Ontario) have fiduciary obligations to the corporation. Under the Business Corporations Act (Ontario), the statutory standard of care requires directors of an Ontario corporation to act honestly and in good faith with a view to the best interests of the corporation, and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

Indemnification of Officers and Directors

CIT

         CIT's Bylaws require indemnification of directors and officers to the fullest extent permitted by the Delaware General Corporation Law. Pursuant to the Delaware General Corporation Law, CIT generally has the power to indemnify its present and former directors, officers, employees and agents against expenses, judgments and amounts paid in settlements incurred by them in connection with any suit to which they are, or are threatened to be made, a party by reason of their serving in such positions so long as they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interest of CIT, and with respect to any criminal action, they had no reasonable cause to believe their conduct was unlawful. With respect to suits by or in the right of a corporation, however, indemnification is not available if such person is finally adjudged to be liable to CIT or for amounts paid in settlement, unless and only to the extent the court determines that indemnification is appropriate.

Newcourt

         Under the Business Corporations Act (Ontario), a corporation may indemnify a director or officer, a former director or officer or a person who acts or acted at the corporation's request as a director or officer of a body corporate of which the corporation is or was a shareholder or creditor, and his or her heirs and legal representatives (an "Indemnifiable Person"), against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him or her in respect of any civil, criminal or administrative action or proceeding to which he or she is made a party by reason of being or having been a director or officer of such corporation or such body corporate, if: (a) he or she acted honestly and in good faith with a view to the best interests of such corporation; and (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he or she had reasonable grounds for believing that his or her conduct was lawful. An Indemnifiable Person is entitled to such indemnity from the corporation if he or she was substantially successful on the merits in his or her defense of the action or proceeding and fulfilled the conditions set out in (a) and (b), above. A corporation may, with the approval of a court, also indemnify an Indemnifiable Person in respect of an action by or on behalf of the corporation or body corporate to procure a judgment in its favor, to which such person is made a party by reason of being or having been a director or an officer of the corporation or body corporate, if he or she fulfills the conditions set out in
(a) and (b), above. The Newcourt Bylaws provide for indemnification of directors and officers to the fullest extent authorized by the Business Corporations Act (Ontario).

Director Liability

CIT

         The DGCL provides that the charter of a corporation may include a provision which limits or eliminates the liability of directors to the corporation or its shareholder s for monetary damages for breach of fiduciary duty as a director, provided such liability does not arise from certain prescribed conduct, including breach of the duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, the payment of unlawful dividends or expenditure of funds for unlawful stock repurchases or redemptions or transactions for which such director derived an improper personal benefit.

         The CIT Certificate of Incorporation eliminates the personal liability of each director of CIT to CIT or any of its stockholders for damages resulting from breaches of fiduciary duty as a director involving any act or omission of any such director. The CIT Certificate of Incorporation does not limit or eliminate the liability of a director for actions or omissions involving intentional misconduct, fraud, a knowing violation of law or payment of an unlawful dividend.

Newcourt

         The Business Corporations Act (Ontario) does not permit the limitation of a director's liability for breach of fiduciary liability through the articles of a corporation.

Related Party Transactions

         Policies of certain Canadian securities regulatory authorities, including Policy 9.1 of the Ontario Securities Commission ("Policy 9.1"), contain requirements in connection with related party transactions. A related party transaction means, generally, any transaction by which an issuer, directly or indirectly, acquires or transfers an asset or acquires or issues treasury securities or assumes or transfers a liability from or to, as the case may be, a related party by any means whether in a single or multi-step transaction. "Related party" is defined in Policy 9.1 and includes directors, senior officers and holders of at least 10% of the voting securities of the issuer.

         Policy 9.1 requires detailed disclosure in the proxy material sent to security holders in connection with non-exempt related party transactions, and, subject to certain exceptions, the preparation of a formal valuation of the subject matter of the related party transaction and any non-cash consideration offered therefor and the inclusion of a summary of the valuation in the proxy material. Policy 9.1 also requires, subject to certain exceptions, that the minority shareholders of the issuer separately approve the transaction, by either a simple majority or two-thirds of the votes cast, depending on the circumstances.

Enforceability of Civil Liabilities

         Newcourt is a corporation incorporated under the laws of Ontario, Canada. Most of the directors and officers of Newcourt, as well as certain experts named herein, are residents of Canada and all or a substantial portion of their assets and a substantial portion of the assets of Newcourt are located outside the United States. As a result, it may be difficult for holders of Newcourt Common Shares to effect service within the United States upon such directors, officers and experts who are not residents of the United States or to realize in the United States upon judgements of courts of the United States predicated upon civil liability under the United

States federal securities laws. Newcourt has been advised by Blake, Cassels & Graydon, its Canadian counsel, that there is some doubt as to the enforceability in Canada against Newcourt or any of its directors, officers or experts who are not residents of the United States in original actions or in actions for enforcement of judgements of United States courts, of liabilities predicated solely upon United States federal securities laws.

Corporate Opportunities

         The CIT Certificate of Incorporation provides that DKB has no duty to refrain from engaging in the same or similar activities or lines of business as CIT, and neither DKB nor any director, officer or other employee thereof (except as provided below) is liable to CIT or its stockholders for breach of any fiduciary duty by reason of any such activities of DKB. In the event that DKB acquires knowledge of a potential transaction or matter which may be a corporate opportunity for both DKB and CIT, DKB has no duty to communicate or offer such corporate opportunity to CIT and is not liable to CIT or its stockholders for breach of any fiduciary duty as a stockholder of CIT by reason of the fact that DKB pursues or acquires such corporate opportunity for itself, directs such corporate opportunity to another person or does not communicate information regarding such corporate opportunity to CIT.

         In the event that a director, officer or other employee of CIT who is also a director or officer or other employee of DKB acquires knowledge of a potential transaction or matter which may be a corporate opportunity for both CIT and DKB, such director, officer or other employee of CIT is deemed to have fully satisfied and fulfilled the fiduciary duty of such director, officer or other employee of CIT and its stockholders with respect to such corporate opportunity if such director, officer or other employee acts in a manner consistent with the following policy:

                 (i) a corporate opportunity offered to any person who is an officer or other employee of CIT, and who is also a director but not an officer or other employee of DKB, belongs to CIT;

                 (ii) a corporate opportunity offered to any person who is a director but not an officer or other employee of CIT, and who is also a director or officer or other employee of DKB, belongs to CIT if such opportunity is expressly offered to such person in writing solely in his or her capacity as a director of CIT, and otherwise belongs to DKB; and

                 (iii) a corporate opportunity offered to any person who is an officer or other employee of both CIT and DKB, or an officer of one and an employee of the other, belongs to CIT if such opportunity is offered to such person in writing solely in his or her capacity as an officer of CIT, and otherwise belongs to DKB.

         For purposes of the foregoing:

                 (i) A director of CIT who is Chairman of the CIT Board of Directors or of a committee thereof shall not be deemed to be an officer or employee of CIT by reason of holding such position (without regard to whether such position is deemed an officer of CIT under CIT's Bylaws), unless such person is a full-time employee of CIT; and

                 (ii) (A) The term "CIT" means CIT and all corporations, partnerships, joint ventures, associations and other entities controlled directly or indirectly by CIT through the ownership of the outstanding voting power of such corporation, partnership, joint venture, association or other entity or otherwise and (B) the term "DKB" means DKB and all corporations, partnerships, joint ventures, associations and other entities (other than CIT, defined in accordance with clause (A) of this section (ii)) controlled (directly or indirectly) by DKB through the ownership of the outstanding voting power of such corporation, partnership, joint venture, association or other entity or otherwise.

         The foregoing provisions of the CIT Certificate of Incorporation will expire on the date that both DKB ceases to own beneficially Common Stock representing at least 25% of the voting power of all classes of outstanding Common Stock and no person who is a director, officer or employee of CIT is also a director, officer or employee of DKB or any of its subsidiaries (other than CIT).

         Any person purchasing or otherwise acquiring CIT Common Stock is deemed to have notice of, and to have consented to, the foregoing provisions of the CIT Certificate of Incorporation.

                         DISSENTING SHAREHOLDERS' RIGHTS

Newcourt

         The following summary of the Dissent Procedures is qualified in its entirety by the provisions of Section 185 of the Business Corporations Act (Ontario), reprinted in its entirety as Annex B to this Joint Proxy Statement.

         Pursuant to the terms of the Interim Order, a registered Newcourt Shareholder is entitled to send to Newcourt a written objection to the Arrangement Resolution. In addition to any other right a Newcourt Shareholder may have, when the Transaction becomes effective, a registered Newcourt Shareholder who complies with the dissent procedure under Section 185 of the Business Corporations Act (Ontario) is entitled to be paid by Newcourt the fair value of the Newcourt Common Shares held by the Newcourt Shareholder in respect of which the Newcourt Shareholder dissents, determined as at the close of business on the day before the Arrangement Resolution is adopted; provided that, notwithstanding Section 185(6) of the Business Corporations Act (Ontario), the written objection to the Arrangement Resolution referred to in Section 185(6) of the Business Corporations Act (Ontario) must be received by Newcourt by 5:00 p.m. (Toronto time) on the Business Day preceding the Meeting (the "Dissent Procedures").

         Persons who are beneficial owners of Newcourt Common Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that only the registered owner of said shares is entitled to dissent. In many cases, shares beneficially owned by a non-registered holder are registered either: (i) in the name of an intermediary that the non-registered holder deals with in respect of the shares (such as banks, trust companies, securities dealers and brokers, trustees or administrators of self-administered registered retirement savings plans, registered retirement income funds, registered education savings plans and similar plans, and their nominees); or (ii) in the name of a clearing agency (such as CDS) of which the intermediary is a participant. Accordingly, a non-registered holder will not be entitled to exercise the right to dissent under Section 185 directly. A non-registered holder who wishes to exercise the right to dissent should immediately contact the intermediary who the non-registered holder deals with in respect of the shares and either: (i) instruct the intermediary to exercise the right to dissent on the non-registered holder's behalf (which, if the shares are registered in the name of CDS or other clearing agency, would require that the share first be re-registered in the name of the intermediary); or (ii) instruct the intermediary to re-register the shares in the name of the non-registered holder, in which case the non-registered holder would have to exercise the right to dissent directly.

         A registered Newcourt Shareholder who wishes to invoke the provisions of Section 185 of the Business Corporations Act (Ontario) must send to Newcourt a written objection to the Arrangement Resolution (the "Notice of Dissent") by 5:00 p.m. (Toronto time) on the Business Day prior to the Newcourt Shareholders Meeting. The sending of a Notice of Dissent does not deprive a registered Newcourt Shareholder of the right to vote on the Arrangement Resolution but a vote either in person or by proxy against the Arrangement Resolution does not constitute a Notice of Dissent. A vote in favor of the Arrangement Resolution will deprive the registered Newcourt Shareholder of further rights under Section 185 of the Business Corporations Act (Ontario).

         Within ten days after the adoption of the Arrangement Resolution by the Newcourt Shareholders, Newcourt is required to notify in writing each Newcourt Shareholder who has filed a Notice of Dissent (each, a "Dissenting Shareholder") and has not voted for the Arrangement Resolution or withdrawn his objection that the Arrangement Resolution has been adopted. A Dissenting Shareholder shall, within 20 days after he or she receives notice of adoption of the Arrangement Resolution or, if he or she does not receive such notice, within 20 days after he or she learns that the Arrangement Resolution has been adopted, send to Newcourt a written notice (the "Demand for Payment") containing his or her name and address, the number of Newcourt Common Shares in respect of which he or she dissents, and a demand for payment of the fair value of such shares. Within 30 days after sending his Demand for Payment, the Dissenting Shareholder shall send the certificates representing the shares in respect of which he dissents to Newcourt or its transfer agent. Newcourt or its transfer agent shall endorse on the share certificates notice that the holder thereof is a Dissenting Shareholder under Section 185 of the Business Corporations Act (Ontario) and shall forthwith return the share certificates to the Dissenting Shareholder. If a Dissenting Shareholder fails to send his or her share certificates, he or she has no right to make a claim under Section 185 of the Business Corporations Act (Ontario).

         After sending a Demand for Payment, a Dissenting Shareholder ceases to have any rights as a holder of the shares in respect of which he has dissented other than the right to be paid the fair value of such shares as determined under Section 185 of the Business Corporations Act (Ontario), unless: (i) the Dissenting Shareholder withdraws his or her Demand for Payment before Newcourt makes a written offer to pay (the "Offer to Pay"); (ii) Newcourt fails to make a timely Offer to Pay to the Dissenting Shareholder and the Dissenting Shareholder withdraws his Demand for Payment; or (iii) the directors of Newcourt revoke the Arrangement Resolution, in all of which cases the Dissenting Shareholder's rights as a Newcourt Shareholder are reinstated and the Dissenting Shareholder's Newcourt Common Shares will be transferred to Exchangeco by the holder thereof, without any act or formality on its part, in exchange for that number of fully paid and non-accessible shares of CIT common stock equal to the Exchange Ratio, pursuant to the Plan of Arrangement.

         Not later than seven days after the later of the Effective Date and the day Newcourt receives the Demand for Payment, Newcourt shall send to each Dissenting Shareholder who has sent a Demand for Payment, an Offer to Pay for the Newcourt Common Shares of the Dissenting Shareholder in respect of which he or she has dissented in an amount considered by the directors of Newcourt to be the fair value thereof, accompanied by a statement showing how the fair value was determined. Every Offer to Pay made to Dissenting Shareholders for shares of the same class shall be on the same terms. The amount specified in an Offer to Pay which has been accepted by a Dissenting Shareholder shall be paid by Newcourt within ten days of the acceptance by the Dissenting Shareholder of the Offer to Pay, but an Offer to Pay lapses if Newcourt has not received an acceptance thereof within 30 days after the Offer to Pay has been made.

         If an Offer to Pay is not made by Newcourt or if a Dissenting Shareholder fails to accept an Offer to Pay, Newcourt may, within 50 days after the Effective Date or within such further period as a court may allow, apply to the court to fix a fair value for the Newcourt Common Shares of any Dissenting Shareholder. If Newcourt fails to so apply to the court, a Dissenting Shareholder may apply to the Superior Court of Justice (Ontario) for the same purpose within a further period of 20 days or within such further period as the court may allow. A Dissenting Shareholder is not required to give security for costs in any application to the court.

         On making an application to the court, Newcourt shall give to each Dissenting Shareholder who has sent to Newcourt a Demand for Payment and has not accepted an Offer to Pay, notice of the date, place and consequences of the application and of his/her right to appear and be heard in person or by counsel. All Dissenting Shareholders whose Newcourt Common Shares have not been purchased by Newcourt shall be joined as parties to any such application to the court to fix a fair value and shall be bound by the decision rendered by the court in the proceedings commenced by such application. The court is authorized to determine whether any other person is a Dissenting Shareholder who should be joined as a party to such application.

         The court shall fix a fair value for the Newcourt Common Shares of all Dissenting Shareholders and may in its discretion allow a reasonable rate of interest on the amount payable to each Dissenting Shareholder from the Effective Time until the date of payment of the amount ordered by the court. The final order of the court in the proceedings commenced by an application by Newcourt or a Dissenting Shareholder shall be rendered against Newcourt, payable by Newcourt in favor of each Dissenting Shareholder. The cost of any application to a court by Newcourt or a Dissenting Shareholder will be in the discretion of the court.

         The above is only a summary of the dissenting shareholder provisions of
Section 185 of the Business Corporations Act (Ontario) as modified by the Interim Order, which are technical and complex. The foregoing summary is qualified in its entirety by Section 185 of the Business Corporations Act (Ontario), which is reprinted in its entirety as Annex B to this Joint Proxy Statement. It is strongly recommended that any shareholder of Newcourt wishing to exercise a right to dissent should seek legal advice, as failure to comply strictly with the provisions of the Business Corporations Act (Ontario) as modified by the Interim Order may result in the loss or unavailability of the right to dissent.

CIT

         Holders of CIT Common Stock who vote against the Transaction are not entitled to demand appraisal of, or to receive payment for, their CIT Common Stock.

                     ADDITIONAL MATTERS FOR CONSIDERATION OF
                                CIT STOCKHOLDERS

                                   PROPOSAL 2

                      AMENDMENT TO THE AMENDED AND RESTATED
                       CERTIFICATE OF INCORPORATION OF CIT

         On January 28, 1999, the Board of Directors approved the proposed amendment to CIT's Certificate of Incorporation. The proposed amendment would amend and restate the entire Certificate of Incorporation, the effect of which would be to rename the Class A Common Stock as "Common Stock," reclassify the authorized Class B Common Stock as Common Stock and eliminate the authorization for the Class B Common Stock. The proposed Amended and Restated Certificate of Incorporation incorporating the proposed amendment is attached as Annex O to this Joint Proxy Statement.

         The proposed amendment is permitted under Delaware law and the rules of the New York Stock Exchange, upon which CIT Class A Common Stock is listed and traded.

         The proposed amendment is being presented individually to CIT Stockholders for their approval.

Amendment to CIT's Certificate of Incorporation to rename the Class A Common Stock as "Common Stock," reclassify the authorized Class B Common Stock as Common Stock, and eliminate the authorization for Class B Common Stock

         The Board of Directors has approved and recommends stockholder approval of an amendment to the Certificate of Incorporation that would rename the Class A Common Stock as "Common Stock," reclassify the authorized Class B Common Stock as Common Stock, and eliminate authorization for Class B Common Stock.

Purposes And Effects Of Proposed Amendment

         Pursuant to Article FOURTH of the Certificate of Incorporation, CIT's authorized capital stock currently consists of 1,210,000,000 shares of Common Stock, of which 700,000,000 shares are designated as Class A Common Stock, par value $.01 per share, and 510,000,000 shares are designated as Class B Common Stock, par value $.01 per share. In addition, 50,000,000 shares of Preferred Stock, par value $.01 per share, are authorized.

         CIT originally included the Class B Common Stock in its Certificate of Incorporation for issuance to DKB. CIT issued 126,000,000 shares of Class B Common Stock to DKB concurrently with its initial public offering in 1997. In November 1998, in connection with a secondary public offering, DKB converted certain of its shares of Class B Common Stock into shares of Class A Common Stock for sale in such secondary offering. Simultaneously, DKB converted its remaining shares of Class B Common Stock into Class A Common Stock. As a consequence, there are no shares of Class B Common Stock currently outstanding. Also, in connection with such secondary offering, CIT committed in the underwriting agreement with several underwriters that CIT would not issue any additional shares of Class B Common Stock.

         The following compares the material terms of the Class A Common Stock and the Class B Common Stock:

Voting Rights

         The Class A Common Stock and Class B Common Stock generally have identical rights, except that holders of Class A Common Stock are entitled to one vote per share and holders of Class B Common Stock are entitled to five votes per share on all matters to be voted on by stockholders, except that DKB or the Class B Transferee (as defined below), as the case may be, may reduce from time to time the number of votes per share of Class B Common Stock by giving written notice to CIT specifying the reduced number of votes per share. Generally, all matters to be voted on by stockholders must be approved by a majority (or, in the case of the election of directors, by a plurality) of the votes entitled to be cast by all holders of shares of Class A Common Stock and Class B Common Stock present in person or represented by proxy, voting together as a single class, subject to any voting rights granted to holders of any Preferred Stock. Except as otherwise provided by law or by CIT's Certificate of Incorporation, and subject to any voting rights granted to holders of any outstanding

Preferred Stock, amendments to CIT's Certificate of Incorporation must be approved by the vote of the holders of Common Stock having a combined voting power of a majority of all outstanding shares of Class A Common Stock and Class B Common Stock, voting together as a single class. Amendments to CIT's Certificate of Incorporation that would adversely alter or change the powers, preferences or special rights of the Class B Common Stock also must be approved by a majority of the votes entitled to be cast by the holders of the Class B Common Stock. Notwithstanding the foregoing, any amendment to CIT's Certificate of Incorporation to increase or decrease the authorized shares of either class would have to be approved by the affirmative vote of the holders of Common Stock having a combined voting power of a majority of the shares of Class A Common Stock and Class B Common Stock, voting together as a single class.

Dividends

         Holders of Class A Common Stock and Class B Common Stock share ratably on a per share basis in any dividends declared by the Board of Directors, subject to any preferential rights of any outstanding Preferred Stock. In the case of dividends or other distributions payable in Common Stock, including distributions pursuant to stock splits or divisions of Common Stock, only shares of Class A Common Stock would be paid or distributed to holders of shares of Class A Common Stock, and only shares of Class B Common Stock would be paid or distributed to holders of Class B Common Stock.

Conversion

         Each share of Class B Common Stock that may be issued would be convertible at any time while held by DKB and/or any of its subsidiaries or the Class B Transferee (as defined below) and/or any of its subsidiaries at the option of the holder thereof into one share of Class A Common Stock.

         Except as provided below, any shares of Class B Common Stock issued or transferred to a person other than DKB or any of its subsidiaries or the Class B Transferee or any of its subsidiaries would automatically convert into shares of Class A Common Stock upon such transfer. Shares of Class B Common Stock representing more than a 50% economic interest in CIT that are transferred by DKB and/or any of its subsidiaries in a single transaction or series of related transactions to one unrelated person (the "Class B Transferee") and/or any of its subsidiaries do not automatically convert into shares of Class A Common Stock upon such disposition. Any shares of Class B Common Stock retained by DKB or any of its subsidiaries following any such disposition of more than a 50% economic interest in CIT to the Class B Transferee and/or any of its subsidiaries would automatically convert into shares of Class A Common Stock upon such disposition.

         All shares of Class B Common Stock would automatically convert into Class A Common Stock if the number of outstanding shares of Class B Common Stock beneficially owned by DKB and its subsidiaries or the Class B Transferee and its subsidiaries, as the case may be, falls below 25% while still retaining control of a majority of the voting power. All conversions would be effected on a share-for-share basis.

Other Rights

         In the event of any merger, reorganization, or consolidation of CIT with or into another entity in connection with which shares of Common Stock are converted into or exchangeable for shares of stock, other securities, or property (including cash), all holders of Common Stock, regardless of class, are entitled to receive the same kind and amount of shares of stock and other securities and property (including cash), except that shares of stock or other securities receivable upon such reorganization, consolidation, or merger by a holder of a share of Class B Common Stock may differ from the shares of stock or other securities receivable upon such reorganization, consolidation, or merger by a holder of a share of Class A Common Stock to the extent that the Class B Common Stock and Class A Common Stock differ as provided in CIT's Certificate of Incorporation.

         On liquidation, dissolution or winding up of CIT, after payment in full of the amounts required to be paid to holders of Preferred Stock, if any, all holders of Common Stock, regardless of class, would be entitled to share ratably in any assets available for distribution to holders of shares of Common Stock.

         Shares of Class A Common Stock do not have preemptive rights to purchase additional shares. Shares of Class B Common Stock have preemptive rights to subscribe for and receive additional securities of CIT upon all additional issuances of stock by CIT (other than in connection with certain issuances pursuant to employee stock or stock option benefit plans or in connection with any stock split or stock dividend) of any or all classes or series thereof, or securities of CIT convertible into such stock, such that such holder of Class B Common Stock may, by purchasing such additional securities, maintain the percentage interest it had immediately prior to such issuance of the votes of the capital stock of CIT voting together as a single class and/or its economic interest in CIT.

         If the proposed amendments are ratified by the stockholders, Article FOURTH of CIT's Certificate of Incorporation will be amended to eliminate the provisions authorizing the Class B Common Stock and to eliminate the provisions establishing the relative powers, preferences, and participating, optional, or other special rights and the qualifications, limitations, and restrictions of the Class A Common Stock and the Class B Common Stock. The provision permitting the holders of Class A Common Stock and Class B Common Stock to vote together as a single class will also be eliminated.

         Other conforming changes will also be made to CIT's Certificate of Incorporation. Article EIGHTH will be modified to eliminate references to the transferee of Class B Common Stock, and Article EIGHTH and Article NINTH will be modified to eliminate references to multiple series of Common Stock. Article EIGHTH will retain the current prohibition against stockholder action by written consent.

         If these proposed amendments are approved by the stockholders, the term "Class A" will be eliminated from Class A Common Stock and such stock will be named as Common Stock. Each outstanding share of Class A Common Stock shall automatically be converted into a share of Common Stock. The Class A Common Stock as so renamed will continue to be listed on the New York Stock Exchange.

         After giving effect to the renaming of the Class A Common Stock as "Common Stock," elimination of the Class B Common Stock, and the reclassification of authorized Class B Common Stock as Common Stock, the Company's authorized capital stock will consist of 1,260,000,000 shares, of which (i) 50,000,000 are shares of Preferred Stock, par value $.01 per share, none of which shares were issued and outstanding as of September 20, 1999, and
(ii) 1,210,000,000 shares of Common Stock, par value $.01 per share, of which 161,209,826 were issued and outstanding (71,000,000 shares (44%) of which is held by DKB) and 1,965,410 were held as treasury stock.

Vote Required For Approval

         Stockholder ratification of this proposal requires the affirmative vote of the holders of a majority of the outstanding shares of Class A Common Stock permitted to vote at the CIT Stockholders Meeting.

         The Board of Directors recommends a vote "For" approval of the amendment to CIT's Certificate of Incorporation which would rename Class A Common Stock as "Common Stock," reclassify the authorized Class B Common Stock as Common Stock, and eliminate the authorization for Class B Common Stock.

                                   PROPOSAL 3

                         APPROVAL OF THE CIT GROUP, INC.
                       LONG-TERM EQUITY COMPENSATION PLAN

Introduction

         Effective as of November 1, 1997, the CIT Board of Directors adopted a stock-based incentive plan, The CIT Group, Inc. Long-Term Equity Compensation Plan (the "ECP"), covering members of the Board of Directors, and employees of CIT and its subsidiaries (each a "Participant"). As of October 26, 1999, CIT has amended and restated the ECP with respect to awards made after such date. The ECP is not subject to the requirements of the Employee Retirement Income Security Act of 1974 as amended or qualified under Section 401(a) of the IRC.

         The full text of the ECP is set forth as Annex P to this Joint Proxy Statement. The following is a summary of the principal features of the ECP and does not purport to be complete. Stockholders are urged to read the ECP in its entirety. The summary is subject to and qualified in its entirety by reference to the ECP. Capitalized terms not otherwise defined herein have the meanings provided in the Joint Proxy Statement.

Purpose

         The objectives of the ECP are:

                  (i) to optimize the profitability and growth of CIT through incentives which are consistent with CIT's goals and which link the personal interests of ECP Participants to the interests of CIT Stockholders;

                  (ii) to provide ECP Participants with an incentive for excellence in individual performance;

                  (iii) to promote teamwork among ECP Participants;

                  (iv) to provide flexibility to CIT in its ability to motivate, attract, and retain the services of ECP Participants who make significant contributions to CIT's success; and

                 (v) to allow ECP Participants to share in the success of CIT.

Administration

         The Compensation Committee administers the ECP. Day to day administrative functions are handled by the Human Resources Department of CIT.

Granting of Awards under the ECP

         Under the ECP, CIT may grant annual incentive awards (each an "Annual Incentive Award"), incentive and non-qualified stock options (each an "Option"), stock appreciation rights (each an "SAR"), restricted stock ("Restricted Stock") and performance shares (each a "Performance Share") and performance units (each a "Performance Unit") (individually, an "Award," or collectively, "Awards") to selected Participants. Annual Incentive Awards and Performance Units are granted upon the attainment of performance goals of CIT (although the Compensation Committee may establish performance goals with respect to Restricted Stock) in its sole discretion based on certain business criteria, including, but not limited to, (i) pre-tax earnings, (ii) operating earnings, (iii) after-tax earnings, (iv) return on investment, (v) earned value added, (vi) earnings per share, (vii) revenues, (viii) cash flow or cash flow on investment, (ix) return on assets or return on net assets, (x) return on capital, (xi) return on equity,
(xii) return on sales, (xiii) operating margin, (xiv) total shareholder return or stock price appreciation determined in accordance with generally accepted accounting principles consistently applied for CIT on a divisional, subsidiary or consolidated basis, (xv) net income or any combination thereof (the "Performance Target"). The Committee shall adopt in writing each year, within 90 days of such year, the applicable Performance Target that must be achieved in order to receive Annual Incentive Awards, Restricted Stock (if applicable) or Performance Units and Performance Shares under the ECP. The terms of the Awards are set forth in award agreements ("Award Agreements") between CIT and each Participant. The Committee selects the Participants (excluding Directors) to whom Awards are granted and determines the type, size and terms and conditions applicable to each Award, including, but not limited to, the Performance Targets. The Committee also has the authority to interpret, construe and implement the provisions of the ECP. The Committee's decisions are binding. Awards to Directors are made by the CIT Board of Directors or by a committee of Directors not otherwise entitled to participate in the ECP or based on a formula developed by the Board of Directors or such committee.

         The ECP shall remain in effect, subject to the right of the Committee to amend or terminate the ECP, until all Awards granted under the ECP are satisfied by the issuance of shares of CIT Common Stock and/or the payment of cash. No Award may be granted under the ECP on or after the tenth anniversary of the effective date of the ECP. Although the Committee may amend, suspend or terminate the ECP, no such amendment, suspension or termination may adversely affect any Award previously made under the ECP without the affected Participant's written consent.

Maximum Number of Shares under the ECP

         Subject to adjustment as provided below and in accordance with adjustments made as a result of a change in corporate capitalization or a corporate transaction, the maximum aggregate number of shares of CIT Common Stock for which Awards may be granted under the ECP is 23.8 million, plus (i) the number of shares of CIT Common Stock pursuant to options that are not granted to participants or are canceled, terminate, expire or lapse for any reason without the issuance of shares of CIT Common Stock or payment in respect thereof under the terms of The CIT Group, Inc. Transition Option Plan (the "Transition Option Plan"), reduced by (ii) the number of shares of CIT Common Stock granted pursuant to options under the Transition Option Plan in excess of
5.1 million, if any. As of July 31, 1999, Awards for 7.3 million shares of CIT Common Stock have already been granted under the ECP. CIT may use authorized but unissued shares, treasury shares or any combination of the two to issue shares of CIT Common Stock under the ECP.

         The Annual Incentive Award pool for each plan year (the "Pool") for Participants designated by the Committee as a "covered employee" within the meaning of Section 162(m) of the Code ("Covered Employees") shall be the sum of
(i) 3% of the consolidated pre-tax earnings of CIT and (ii) an amount not to exceed $2 million of the remaining portion of the Pool, if any, that was not paid to a Covered Employee in the preceding plan year. The maximum aggregate payout with respect to Annual Incentive Awards granted in any one fiscal year to any one Covered Employee shall not exceed 30% of the Pool for that plan year and in no event shall Covered Employees, as a group, receive Annual Incentive Awards in excess of 100% of the Pool for a plan year. If such 100% limitation is exceeded, each Covered Employee's Annual Incentive Award shall be reduced pro rata.

         The maximum aggregate number of shares of CIT Common Stock that may be granted in the form of Options, SARs, Restricted Stock, or Performance Units/Performance Shares in any one fiscal year to any one Participant is 100% of the maximum number of shares of CIT Common Stock that may be granted under the ECP.

Awards under the ECP

Annual Incentive Awards

         The Committee may grant Annual Incentive Awards under the ECP upon attainment of the Performance Target, payable in cash or in shares of CIT Common Stock, upon such terms and conditions as the Committee may establish. Annual Incentive Awards may be granted in lieu of cash awards under The CIT Group Bonus Plan.

Stock Options

         The Committee may grant Options to purchase shares of CIT Common Stock under the ECP. The Committee, in its discretion, may determine the exercise price (the "Option Price") of the Options, but the Option Price cannot be less than the closing trading price of a share of CIT Common Stock on the New York Stock Exchange on the date of grant. However, the initial grants of Options (designated as non-qualified stock options) under the ECP in November 1997 were granted with an exercise price equal to the initial public offering price of the CIT Common Stock. The Options may be either incentive or non-qualified stock options. Each Option represents the right to purchase one share of CIT Common Stock at the specified Option Price.

         The Committee sets the term of each Option, but Options can expire no later than 10 years after the date on which they are granted. Options become exercisable at such times and in such installments as the Committee determines. Unless the Committee determines otherwise, payment of the Option Price must be made in full at the time of exercise in cash or its equivalent. The Committee may permit a Participant to pay in full or in part by tendering shares of CIT Common Stock having a fair market value equal to the Option Price (or such portion thereof) to CIT or its designee. The Committee may also allow a cashless exercise of such Options.

Stock Appreciation Rights

         The Committee may grant an Award of an SAR under the ECP with respect to shares of CIT Common Stock. Generally, one SAR is granted with respect to one share of CIT Common Stock. The SAR entitles the Participant, upon the exercise of the SAR, to receive an amount equal to the appreciation in the underlying share of CIT Common Stock. The appreciation is equal to the difference between
(i) the "base value" of the SAR (which is based upon the closing trading prices of CIT Common Stock on the New York Stock Exchange on the date the SAR is granted) and (ii) the closing trading price of CIT Common Stock on the New York Stock Exchange on the date the SAR is exercised. Upon exercising a vested SAR, the exercising Participant is entitled to receive the appreciation in the value of one share of CIT Common Stock, payable at the discretion of the Participant in cash, shares of CIT Common Stock, or some combination of the two, subject to availability of shares of CIT Common Stock.

         SARs will expire no later than 10 years after the date on which they are granted. SARs become exercisable at such times and in such installments as the Committee determines.

Tandem Options/SARs

         The Committee may grant an Option and an SAR "in tandem" with each other (a "Tandem Option/SAR"). An Option and an SAR are considered to be in tandem with each other when the exercise of the Option aspect of the tandem unit automatically cancels the right to exercise the SAR of the tandem unit, and vice versa. The Option may be an incentive stock option or non-qualified stock option, and the Option may be coupled with one SAR, more than one SAR or a fractional SAR in any proportionate relationship selected by the Committee. Descriptions of the terms of the Option and the SAR aspects of a Tandem Option/SAR are provided above.

Restricted Stock

         An Award of Restricted Stock is an Award of CIT Common Stock that is subject to such restrictions as the Committee deems appropriate, including forfeiture conditions and restrictions against transfer for a period specified by the Committee. Restricted Stock Awards may be granted under the ECP for services, and/or payment of cash and/or upon the attainment of the Performance Target, if applicable. Restrictions on Restricted Stock may lapse in installments based on factors selected by the Committee. Unless otherwise provided by the Committee, a grantee who has received a Restricted Stock Award generally has the rights of the stockholder of CIT during the restricted period, including the right to vote and to receive cash dividends on the shares subject to the Award. Stock dividends issued with respect to a Restricted Stock Award may be treated as additional shares under such Award.

Performance Shares and Performance Units

         The Committee may grant a Performance Share and/or a Performance Unit under the ECP to eligible Participants upon the attainment of a Performance Target. Each Performance Unit will have an initial value that is established by the Committee at the time of grant. Each Performance Share will have an initial value equal to the closing trading price of one share of CIT Common Stock on the New York Stock Exchange on the date of grant. The number of performance-based Awards granted under the ECP in any year is determined by the Committee in its sole discretion.

         The value of each performance-based Award shall be determined solely upon achievement of certain pre-established objective performance goals during each performance period (the "Performance Period"). The duration of a Performance Period is set by the Committee. A new Performance Period may begin every year, or at more or less frequent intervals, as determined by the Committee. Payment to a Participant in settlement of a Performance Share and/or Performance Unit at the end of a Performance Period will be determined by the Committee in its sole discretion, based on whether the Performance Target has been met. Payment will be made in cash or in shares of CIT Common Stock, or some combination of the two, as determined by the Committee in its sole discretion, subject to availability of shares of CIT Common Stock.

Termination of Employment or Relationship

         Subject to the provisions of the ECP with respect to a Change of Control (as defined in the ECP) of CIT, each Participant's Award Agreement will set forth the effect of the Participant's termination of employment or relationship with CIT, due to death, disability, retirement or otherwise, on the Awards granted under the ECP.

Such terms and conditions shall be determined in the sole discretion of the Committee, need not be uniform among all Awards granted under the ECP and may reflect distinctions based on the reasons for termination of employment or relationship with CIT. However, although the provisions of the ECP regarding a Change of Control of CIT still apply, if a Participant terminates employment or a relationship with CIT for a reason other than death, disability or retirement prior to the payment of an Annual Incentive Award for any plan year, such Annual Incentive Award shall be forfeited by the Participant. If a Participant terminates employment or a relationship with CIT due to death, disability or retirement in the plan year, the Committee may grant and authorize payment to the Participant (or the Participant's beneficiary) of an Annual Incentive Award in an amount the Committee deems appropriate.

Transferability of Awards

         Unless otherwise provided in the Participant's Award Agreement, no Award granted under the ECP may be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution. Further, all rights with respect to Awards granted to a Participant under the ECP shall be available during his or her lifetime only to such Participant, or in the event of the Participant's legal incapacity, to the Participant's legal guardian or representative. Notwithstanding the foregoing, Participants who are executive officers of CIT may, in the Committee's sole discretion, transfer a non-qualified stock option to a member of such Participant's immediate family or to a trust for the benefit of such Participant's immediate family pursuant to the provisions of IRS Revenue Ruling 98-21.

Federal Income Tax Consequences

         The following summary describes the principal federal income tax consequences of Awards made under the ECP. Capitalized terms used and not otherwise defined have the meanings ascribed to them in the ECP. The summary is based upon an analysis of the Code, as currently in effect, judicial decisions, administrative rulings, regulations and proposed regulations, all of which are subject to change. Any such change could have retroactive effect and could affect the consequences described in the summary. The summary does not purport to cover all federal income tax consequences that may apply to a Participant and does not contain any discussion of foreign, state or local tax laws. Participants are urged to consult their own tax advisors regarding the tax consequences to them of Awards under the ECP.

         Subject to the approval of the ECP by CIT Stockholders, it is anticipated that where CIT is entitled to a tax deduction as described below, such deduction will not be limited by Section 162(m) of the Code with respect to compensation to executive officers in excess of US$1 million. If Restricted Stock is granted without the attainment of Performance Targets, CIT's tax deduction of the related compensation expense may be limited by Section 162(m) of the Code.

Annual Incentive Awards

         Annual Incentive Awards may be made in cash, shares of CIT Common Stock, or some combination thereof. When a Participant receives payment with respect to an Annual Incentive Award, the Participant will generally recognize ordinary income, and CIT will be entitled to a deduction, in an amount equal to the cash and the fair market value of any shares of CIT Common Stock received. A Participant's basis in any shares of CIT Common Stock received will generally equal the fair market value of the shares of CIT Common Stock at the time of receipt. A Participant who later sells such shares of CIT Common Stock will generally recognize capital gain or loss on the sale of the shares of CIT Common Stock equal to the difference between the amount realized and such basis.

Options

         A Participant will not recognize income upon the grant of a Nonqualified Stock Option ("NQSO"). The Participant will recognize ordinary income at the time of exercise of the NQSO in an amount equal to the difference between the fair market value of the shares of CIT Common Stock received upon exercise of the NQSO and the aggregate Option Price for the shares of CIT Common Stock purchased upon such exercise. CIT will generally be entitled to a deduction for federal income tax purposes at the same time and in the same amount as the Participant is required to recognize ordinary income. The Participant's basis in any shares of CIT Common Stock acquired upon exercise of a NQSO will equal the fair market value of the shares of CIT

Common Stock on the exercise date. A Participant who later sells such shares of CIT Common Stock will generally recognize capital gain or loss on the sale of the shares of CIT Common Stock equal to the difference between the amount realized and the Participant's basis in the shares of CIT Common Stock.

         A Participant to whom an Incentive Stock Option ("ISO") is granted will not recognize income at the time of the grant or exercise of the ISO, and CIT will not be entitled to a deduction at either time. However, upon the exercise of the ISO, a Participant will be required to include in alternative minimum taxable income an amount equal to the fair market value of the shares of CIT Common Stock purchased upon such exercise at the time of exercise over the aggregate Option Price the Participant paid in connection with such exercise, for purposes of the federal alternative minimum tax that may apply to individual Participants. If the shares of CIT Common Stock acquired upon exercise of an ISO are not disposed of until more than one year after the date of transfer of the shares of CIT Common Stock and more than two years after the date of the grant of the ISO (the "Required Holding Period"), any gain recognized on such disposition will be treated as a capital gain. If the shares of CIT Common Stock purchased in the exercise of an ISO are disposed of prior to the expiration of the Required Holding Period (a "Disqualifying Disposition"), then the Participant will be required to recognize ordinary income in an amount equal to the lesser of (i) the fair market value of the shares of CIT Common Stock at the time of such exercise over the aggregate Option Price of the shares of CIT Common Stock purchased and (ii) the amount realized on disposition over the Participant's adjusted basis in the shares of CIT Common Stock. In the event of a Disqualifying Disposition, CIT will be entitled to a deduction in an amount equal to the amount the Participant was required to treat as ordinary income.

Restricted Stock

         The grant of Restricted Stock will not result in any tax consequences to the Participant or CIT unless the Participant makes an election under Section 83(b) of the Code (a "Section 83(b) Election"), in which case the grant will result in the tax consequences described below. In the absence of such an election, upon the lapse of the restrictions applicable to the Restricted Stock, the Participant will recognize ordinary income, and CIT will be entitled to a deduction, in an amount equal to the fair market value of the Restricted Stock at the time of such lapse. If the Participant makes a Section 83(b) Election in respect of the receipt of Restricted Stock, (i) the Participant will be required to recognize ordinary income, and CIT will be entitled to a deduction, in an amount equal to the fair market value of the Restricted Stock at the time of such receipt (determined without regard to any applicable restrictions other than a restriction that by its terms will never lapse), (ii) the Participant will not be required to recognize any income, and CIT will not be entitled to a deduction, upon the lapse of the applicable restrictions and (iii) if the Participant subsequently forfeits the Restricted Stock, the Participant will not be entitled to any deduction or loss in respect of such forfeiture, despite the fact that the Participant was required to recognize ordinary income as a result of the Section 83(b) Election at the time the Participant received the Restricted Stock. A Section 83(b) Election must be made in accordance with the requirements of the Code and the Treasury Regulations promulgated thereunder, including the requirement that the Election be made within 30 days of the transfer of the Restricted Stock to the Participant.

Stock Appreciation Rights, Performance Shares, and Performance Units

         The grant of an SAR, Performance Share, or Performance Unit will not have any tax consequences. A Participant will recognize ordinary income, and CIT will be entitled to a deduction, when the Participant exercises an SAR or receives payment with respect to a Performance Share or Performance Unit, in an amount equal to the cash and the fair market value of the Shares received.

Stockholder Approval

         An affirmative vote of a majority of the votes cast at the CIT Stockholders Meeting is required for adoption of this proposal.

         The CIT Board of Directors believes that it is in the best interests of CIT and CIT Stockholders to approve the ECP.

         The CIT Board of Directors recommends that CIT Stockholders vote "For" approval of The CIT Group, Inc. Long-Term Equity Compensation Plan.

                                   PROPOSAL 4
             APPROVAL OF THE CIT GROUP, INC. TRANSITION OPTION PLAN

Introduction

         The Compensation Committee has adopted, subject to approval of CIT Stockholders, The CIT Group, Inc. Transition Option Plan (the "Transition Plan") and has directed that the Transition Plan be submitted to a vote of the CIT Stockholders. If approved by CIT Stockholders, the Transition Plan will become effective as of the Effective Time.

         The full text of the Transition Plan is set forth as Annex Q to this Joint Proxy Statement. The following is a summary of the principal features of the Transition Plan and does not purport to be complete. CIT Stockholders are urged to read the Transition Plan in its entirety. The summary is subject to and qualified in its entirety by reference to the Transition Plan. Capitalized terms not otherwise defined herein shall have the meanings provided in the Glossary of Terms in Appendix I to this Joint Proxy Statement.

Purpose

         The purpose of the Transition Plan is to provide a means by which Newcourt Options to purchase Newcourt Common Shares under the Newcourt Option Plan may be exchanged pursuant to the terms of the Reorganization Agreement into options ("Transition Options") to purchase CIT Common Stock.

Administration

         The Compensation Committee will administer the Transition Plan; provided, however, that the Compensation Committee may delegate to the Chief Executive Officer of CIT the authority, subject to such terms as the Compensation Committee shall determine, to perform any and all functions as the Compensation Committee may determine. Further, the Compensation Committee may delegate to one or more of its members or to any other person or persons such ministerial duties as it may deem advisable. The Transition Plan may be amended or terminated at any time by the Compensation Committee, provided, however, that no such amendment or other action that requires CIT Stockholder approval for the Transition Plan to continue to comply with applicable law shall be effective unless such amendment or other action shall be approved by the requisite vote of CIT Stockholders entitled to vote thereon. Further, any amendment or termination of the Transition Plan shall not, without the written consent of the Transition Plan Participant, affect such Transition Plan Participant's rights under any Transition Option theretofore granted to such Transition Plan Participant.

Eligible Employees

         Individuals who were granted Newcourt Options under the Newcourt Option Plan are eligible to participate in the Transition Plan (each, a "Transition Plan Participant").

Terms and Conditions of Transition Options

         Transition Options will be granted to Transition Plan Participants under the Transition Plan in exchange for, and will constitute a release of, any and all rights such individuals held under the Newcourt Option Plan in accordance with the following and also subject to each Transition Plan Participant's option agreement ("Option Agreement"):

         (a) Number of Shares. The number of shares of CIT Common Stock subject to each Transition Option shall be equal to the number of Newcourt Common Shares subject to the Newcourt Option exchanged therefor multiplied by the Exchange Ratio as defined in the Reorganization Agreement, rounded down to the nearest whole share of CIT Common Stock.

         (b) Grant Date. Each Transition Option shall state the Grant Date which shall be the Effective Time.

         (c) Option Price. The option price shall be the option price of the Newcourt Option exchanged therefor divided by the Exchange Ratio as defined in the Reorganization Agreement, increased to the nearest whole cent.

         (d) Medium and Time of Payment. With respect to a Transition Option, or portion thereof, the option price shall be payable on the exercise of the Transition Option and shall be paid in cash or its equivalent, or such other means satisfactory to the Compensation Committee.

         (e) Term. All Transition Options granted under the Transition Plan, to the extent not previously exercised, shall terminate in accordance with the provisions of the Transition Plan Participant's Option Agreement; provided, however, that no Transition Option shall be exercisable later than the tenth anniversary of the date of the grant of the Newcourt Option.

         (f) Exercisability. All Transition Options shall become vested and exercisable in accordance with the vesting schedule applicable to the Newcourt Options granted under the Newcourt Option Plan, provided, however, that the Compensation Committee may, in its discretion, accelerate the vesting of Transition Options.

Maximum Number of Shares

         Subject to adjustment, as described below and in accordance with the anti-dilution provisions of the Transition Plan, the maximum number of shares of CIT Common Stock which shall be available for sale under the Transition Plan is
5.1 million (the "Maximum Shares"). The shares of CIT Common Stock to be sold to Transition Plan Participants under the Transition Plan may, at CIT's election, be treasury shares, authorized but unissued shares or any combination thereof.

         If, pursuant to the terms of the Reorganization Agreement, the number of shares of CIT Common Stock underlying the Transition Options required to be issued in exchange for Newcourt Options outstanding as of the Effective Time exceeds the Maximum Shares, the Maximum Shares shall be increased to the amount necessary so that Transition Options can be exchanged for all Newcourt Options outstanding as of the Effective Time; provided that the number of shares of CIT Common Stock available for award under the ECP is reduced by the number by which the Maximum Shares is increased.

         Shares of CIT Stock underlying Transition Options that are not required to be issued in exchange for Newcourt Options outstanding as of the Effective Time or any Transition Options that are canceled, terminate, expire or lapse for any reason without the issuance of shares of CIT Common Stock or payment in respect thereof, shall be available for grant under the ECP.

         The maximum aggregate number of shares of CIT Common Stock that may be granted in the form of Transition Options to any one Transition Plan Participant under the Transition Plan in any one fiscal year is one million.

Nontransferability of Transition Options

         No Transition Option may be assignable or transferable by a Transition Plan Participant except by will or by the laws of descent and distribution, unless prior written consent of the Compensation Committee is given.

No Rights as Shareholder

         Neither a Transition Plan Participant nor a Transition Plan Participant's successors shall have rights as a CIT Stockholder until the date of issuance of a stock certificate for the shares of CIT Common Stock received upon exercise of a Transition Option.

Take-over Bid

         If a Take-over Bid (as defined in the Transition Plan) is made or announced, the CIT Board of Directors may, in its sole and arbitrary discretion, consent to the exercise of any Transition Options which are outstanding at the time that such Take-over Bid was made regardless of whether unvested Transition Options have vested in accordance with their terms. The CIT Board of Directors shall, in its sole and arbitrary discretion, determine the procedures applicable to the exercise and termination of such Transition Options upon a Take-over Bid.

U.S. Federal Income Tax Consequences

         The following summary describes the principal federal income tax consequences to CIT and Transition Plan Participants of participation in the Transition Plan. The summary is based upon an analysis of the Code, as currently in effect. Any change under the Code could have a retroactive effect and could affect the consequences described in the summary. The summary does not purport to cover all federal income tax consequences that may apply to CIT or a Transition Plan Participant and does not contain any discussion of foreign, state or local tax laws. Transition Plan Participants are urged to consult their own tax advisors regarding the tax consequences to them resulting from participation in the Transition Plan. The Transition Plan is not qualified under
Section 401(a) of the Code.

Tax Consequences to CIT

         Subject to the approval of the Transition Plan by CIT Stockholders, the grant of Transition Options under the Transition Plan is intended to comply with
Section 162(m) of the Code to the extent that the option price of such Transition Options is greater than or equal to the fair market value of shares of CIT Common Stock on the date that Newcourt Options are exchanged for Transition Options under the Transition Option Plan. As such, CIT will be entitled to a federal income tax deduction at the same time and in the same amount as the Transition Plan Participant is required to recognize ordinary income (as described below). To the extent that the option price of a Transition Option is less than the fair market value of shares of CIT Common Stock on the date that Newcourt Options are exchanged for Transition Options under the Transition Plan, CIT's federal income tax deduction may be limited by Section 162(m) of the Code.

Tax Consequences to the Transition Plan Participant

         A Transition Plan Participant will not recognize income upon the grant of a Transition Option. The Transition Plan Participant will recognize ordinary income at the time of exercise of the Transition Option in an amount equal to the difference between the fair market value of the shares of CIT Common Stock received upon the exercise of the Transition Option and the aggregate option price for the shares of CIT Common Stock purchased upon such exercise. The Transition Plan Participant's basis in any shares of CIT Common Stock acquired upon the exercise of a Transition Option will equal the fair market value of the shares of CIT Common Stock on the exercise date. A Transition Plan Participant who later sells such shares of CIT Common Stock will generally recognize a capital gain or loss on the sale of shares of CIT Common Stock equal to the difference between the amount realized and the Transition Plan Participant's basis in the shares of CIT Common Stock.

Stockholder Approval

         The affirmative vote of a majority of the votes cast at the CIT Stockholders Meeting is required for adoption of this proposal.

         The CIT Board of Directors believes that it is in the best interests of CIT and the CIT Stockholders to approve the Transition Plan

         The CIT Board of Directors recommends that CIT Stockholders vote "For" the approval of The CIT Group, Inc. Transition Option Plan.

                                   PROPOSAL 5

            APPROVAL OF THE AMENDMENT TO THE CIT GROUP, INC. EMPLOYEE
                               STOCK PURCHASE PLAN

Introduction

         Effective October 1, 1998, the Board of Directors adopted, subject to approval of stockholders, The CIT Group, Inc. Employee Stock Purchase Plan, as amended (the "ESPP"), and directed that the ESPP be submitted to a vote of stockholders. On January 28, 1999, the CIT Board of Directors amended the ESPP as described below. The ESPP was approved by the CIT Stockholders at CIT's Annual Meeting of Stockholders on September 8, 1999, effective as of October 1, 1998. In connection with the future participation of eligible Newcourt employees in the ESPP, the Board of Directors adopted an amendment to increase the number of shares of Common Stock available for sale under the ESPP from 500,000 to 1 million, subject to the approval of stockholders.

         The full text of the ESPP as amended is set forth as Annex R to this proxy statement. The following is a summary of the principal features of the ESPP and does not purport to be complete. Stockholders are urged to read the ESPP in its entirety. The summary is subject to and qualified in its entirety by reference to the ESPP.

Purpose

         The purpose of the ESPP is to provide eligible employees of CIT and certain of its subsidiaries deemed eligible by CIT to participate in the ESPP ("Participating Subsidiaries") (each an "ESPP Participant") with an opportunity to purchase shares of Common Stock through payroll deductions. The ESPP is intended to qualify as an "employee stock purchase plan" under Section 423 of the Code, but is not subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

Administration

         Our Employee Benefit Plans Committee (the "EBP Committee") administers the ESPP. Day to day administrative functions are handled by our Human Resources Department. The members of the EBP Committee are appointed by the Chief Executive Officer. The members of the EBP Committee may be removed for any reason or for no reason at any time. The ESPP has no expiration date. The ESPP may be amended or terminated at any time by the EBP Committee, provided, however, that no such amendment or termination shall be made which would impair the rights of any ESPP Participant under the ESPP without his or her consent.

Eligible Employees

         All of our employees who are customarily employed for at least 20 hours per week by the Company or a Participating Subsidiary are eligible to participate in the ESPP.

Purchase of Shares

         Prior to each calendar quarter of the ESPP (an "Offering Period"), an ESPP Participant may authorize payroll deductions to be taken from his or her base salary to be used to purchase shares of Common Stock under the ESPP. The rate of payroll deductions shall be between 1% and 10% of the ESPP Participant's base salary. Options are granted to ESPP Participants on the first day of each Offering Period to purchase up to a number of shares of Common Stock equal to the total amount of payroll deductions accumulated during the Offering Period divided by the lesser of (i) 85% of the fair market value of a share of Common Stock on the first business day of an Offering Period or (ii) 85% of the fair market value of a share of Common Stock on the last business day of an Offering Period. Thus, the option price per share is equal to 85% of the fair market value of a share of Common Stock on either the first business day of an Offering Period or the last business day of an Offering Period, whichever is lesser. The fair market value of a share of Common Stock is the closing trading price of a share of Common Stock on the New York Stock Exchange. Prior to the amendment of the ESPP on January 28, 1999, effective for the Offering Period commencing on October 1, 1998, the option price per share equaled 85% of the fair market value of a share of Common Stock on the last day of the Offering

Period, and effective for the Offering Period commencing on January 1, 1999, the option price per share of such shares of Common Stock equaled the lesser of (i) 85% of the fair market value of a share of Common Stock on January 28, 1999 or
(ii) 85% of the fair market value of a share of Common Stock on the last business day of the Offering Period.

         The option to purchase shares of Common Stock under the ESPP is automatically exercised on the last day of the Offering Period. The maximum number of whole and fractional shares (rounded to the nearest ten thousandth) of Common Stock subject to the option will be purchased for the ESPP Participant at the applicable option price with the payroll deductions accumulated during the Offering Period. In any calendar year, no ESPP Participant may purchase shares of Common Stock which have a fair market value that exceeds US$25,000 when the option to purchase such shares of Common Stock is granted to the ESPP Participant.

         The maximum number of shares of Common Stock which shall be available for sale under the ESPP is 500,000 (prior to the Amendment) subject to adjustment by us upon a change in our capitalization. The shares of Common Stock to be sold to ESPP Participants under the ESPP may, at our election, be either treasury shares, authorized but unissued shares or publicly traded shares.

         If the shares of Common Stock to be sold to ESPP Participants under the ESPP are publicly traded shares, we shall contribute 15% of the option price, determined by the fair market value of a share of Common Stock.

         ESPP Participants may enroll, increase or decrease their rate of payroll deductions at any time to be effective for the next Offering Period so long as the authorization for the payroll deduction change is made before midnight of the 15th day before the beginning of the next Offering Period. An ESPP Participant may not increase or decrease the rate of payroll deductions during an Offering Period to be effective for that Offering Period.

         No interest accrues on the payroll deductions held in an ESPP Participant's account under the ESPP. Cash dividends for the shares of Common Stock held in an ESPP Participant's account are automatically invested in shares of Common Stock at the fair market value of the shares of Common Stock on the date that the cash dividends are invested in such shares (with no contribution by CIT for any discount toward the purchase of such shares of Common Stock). Shares of Common Stock purchased with cash dividends are held in an ESPP Participant's account under the ESPP.

         An ESPP Participant shall have the right to vote shares of Common Stock held in the ESPP Participant's account under the ESPP. However, an ESPP Participant has no interest or voting right in shares of Common Stock covered by an option until such option has been exercised under the provisions of the ESPP.

Withdrawal from ESPP; Assignment of Interest

         ESPP Participants may withdraw all, but not less than all, payroll deductions accumulated during the Offering Period at any time prior to the last day of the Offering Period by giving notice to the EBP Committee. If an ESPP Participant withdraws from the ESPP, the accumulated payroll deductions will be paid to the ESPP Participant as promptly as administratively possible and no further payroll deductions will be made for the ESPP Participant for such Offering Period. An ESPP Participant's withdrawal from the ESPP during one Offering Period does not affect such ESPP Participant's eligibility to participate in subsequent Offering Periods. However, in such a case, the ESPP Participant must authorize the resumption of payroll deductions and the rate of such payroll deductions. An ESPP Participant's termination of employment for any reason or failure to remain in the continuous employ of CIT or a Participating Subsidiary for at least 20 hours per week during the Offering Period shall constitute a withdrawal from the ESPP.

         Neither payroll deductions credited to an ESPP Participant's account nor any rights with regard to the exercise of an option or to receive shares of Common Stock under the ESPP may be assigned, transferred, pledged or otherwise disposed of in any way (other than by will, the laws of descent and distribution, or as provided to a beneficiary in accordance with the provisions of the ESPP) by the ESPP Participant.

U.S. Federal Income Tax Consequences

         The following summary describes the principal federal income tax consequences to CIT and ESPP Participants of participation in the ESPP. The summary is based upon an analysis of the Code, as currently in effect. Any change under the Code could have a retroactive effect and could affect the consequences described in the summary. The summary does not purport to cover all federal income tax consequences that may apply to CIT or an ESPP Participant and does not contain any discussion of foreign, state or local tax laws. ESPP Participants are urged to consult their own tax advisors regarding the tax consequences to them resulting from participation in the ESPP. The ESPP is not qualified under
Section 401(a) of the Code, but is intended to comply with the provisions of
Section 423 of the Code as an "employee stock purchase plan."

Tax Consequences to CIT

         CIT will be entitled to a tax deduction equal to the amount of payroll deductions authorized by an ESPP Participant under the ESPP to the same extent as other compensation paid to the ESPP Participant.

         With respect to our 15% contribution, if an ESPP Participant satisfies the applicable holding period, we will not be entitled to any tax deduction for any income recognized by the ESPP Participant. If a disqualifying disposition (as explained below) occurs, we will be entitled to a tax deduction equal to the amount that the ESPP Participant includes as ordinary income in the year in which the disqualifying disposition occurs.

Tax Consequences to the ESPP Participant

         The payroll deductions authorized by an ESPP Participant under the ESPP continue to be taxable income to the ESPP Participant in the year such amounts are earned. Such income is subject to taxation to the same extent (Federal, state and local) as other compensation income received by the ESPP Participant. However, an ESPP Participant will not recognize income either upon enrollment in the ESPP or upon any purchase of shares of Common Stock under the ESPP. All tax consequences are deferred until an ESPP Participant sells the shares of Common Stock acquired under the ESPP, disposes of such shares by gift, or dies.

         The tax treatment with respect to a disposition of shares of Common Stock purchased pursuant to an option under the ESPP depends on whether such shares of Common Stock are disposed of within the holding period provided under
Section 423 of the Code. Under Section 423 of the Code, the required holding period is the later of (i) two years after the date of the option grant or (ii) one year after the option exercise date. The required holding period is also satisfied if the ESPP Participant dies while holding shares of Common Stock acquired under the ESPP. If a disposition does not satisfy the required holding period under Section 423 of the Code, such disposition is called a "disqualifying disposition." If a disqualifying disposition occurs, the ESPP Participant must recognize as ordinary income, in the year of such disqualifying disposition, the difference between the fair market value of the shares of Common Stock on the date that the option is exercised and the option's exercise price.

         Since the ESPP provides that the option price per share of Common Stock generally shall be the lesser of (i) 85% of the fair market value of a share of Common Stock on the first business day of an Offering Period or (ii) 85% of the fair market value of a share of Common Stock on the last business day of an Offering Period, an ESPP Participant who satisfies the required holding period under Section 423 of the Code must include as ordinary income at the time of sale or other taxable disposition of the shares of Common Stock purchased pursuant to an option, or upon the ESPP Participant's death while still holding the shares of Common Stock purchased pursuant to an option exercised under the ESPP, the lesser of:

         (i) the amount, if any, by which the fair market value of the shares of Common Stock when the option was exercised exceeds the option price; or

         (ii) the amount, if any, by which the fair market value of the shares of Common Stock at the time of such disposition or death exceeds the option price paid.

         The basis of the shares of Common Stock purchased pursuant to an option will be increased by the amount of ordinary income recognized. If an ESPP Participant satisfies the applicable holding period with respect to the shares of Common Stock purchased pursuant to an option, such shares of Common Stock would be eligible for capital gains treatment under the Code.

Proposed Amendment to the ESPP

         If the Amendment to the ESPP is approved by stockholders, the number of shares of Common Stock available for sale under the ESPP will be increased from 500,000 to 1 million.

Stockholder Approval

         The affirmative vote of a majority of the votes cast at the CIT Stockholders Meeting is required for adoption of this proposal.

         The Board of Directors believes that it is in the best interests of CIT and the stockholders to approve the amendment to the ESPP.

         The Board of Directors recommends a vote "For" the approval of the Amendment to The CIT Group, Inc. Employee Stock Purchase Plan.

                                 OTHER BUSINESS

         Neither CIT's management nor Newcourt's management intends to bring any business before its shareholder meeting other than the matters referred to in this Joint Proxy Statement. If, however, any other matters properly come before either shareholder meeting, it is intended that the persons named in the accompanying proxy will vote pursuant to the proxy in accordance with their best judgment on such matters to the extent permitted by applicable law and regulations. With respect to CIT, the discretionary authority includes matters which the CIT Board of Directors does not know are to be presented at the meeting by others and any proposals of stockholders omitted from the proxy material pursuant to Rule 14a-8 of the SEC.

               STOCKHOLDERS PROPOSALS AND NOMINATIONS FOR THE 2000
                                 ANNUAL MEETING

         Stockholders proposals to be included in the proxy statement for CIT's next annual meeting must be received by the Corporate Secretary of CIT not later than December 2, 1999.

         Also, under the CIT Bylaws, nominations for director or other business proposals to be addressed at the meeting may be made by a stockholder entitled to vote who has delivered a notice to the Corporate Secretary of CIT no later than the close of business on March 28, 2000 and not earlier than February 26, 2000. The notice must contain the information required by the CIT Bylaws. These advance notice provisions are in addition to, and separate from, the requirements which a stockholder must meet in order to have a proposal included in the Proxy Statement under the rules of the SEC.

         Copies of the CIT Bylaws may be obtained from the Corporate Secretary.

                              AVAILABLE INFORMATION

         CIT and Newcourt are subject to the informational requirements of the Exchange Act, and in accordance therewith file reports and other information with the SEC. The reports and other information filed by CIT and Newcourt with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's Regional Offices at Seven World Trade Center, 13th Floor, New York, New York 10048 and at Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661-2511. Copies of such material also can be obtained from the Public Reference Section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. In addition, such material filed by CIT and Newcourt can be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. In addition, Newcourt is subject to the information and continuous disclosure requirements of Canadian securities legislation, The Toronto Stock Exchange and the Montreal Exchange. Copies of Newcourt's public filings are available to the public through the SEDAR website maintained by the Canadian securities regulatory authorities and are also available upon request from Newcourt's Corporate Secretary at Newcourt Centre, 207 Queens Quay West, Suite 700, Toronto, Ontario M5J 1A7.

         All information in this Joint Proxy Statement relating to CIT has been supplied by CIT, and all information relating to Newcourt has been supplied by Newcourt.

         You should rely only on the information contained in this Joint Proxy Statement or to which either CIT or Newcourt refers you. Neither CIT nor Newcourt has authorized anyone to give you any information. This Joint Proxy Statement is an offer to sell, or a solicitation of an offer to buy the Exchangeable Shares or shares of CIT Common Stock, or the solicitation of a proxy only in jurisdictions where offers, sales or solicitations are permitted. The information contained in this Joint Proxy Statement is accurate only as of the date of this Joint Proxy Statement, regardless of the time of delivery of this Joint Proxy Statement.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

CIT

         The following documents, which have been filed by CIT with the SEC pursuant to the Exchange Act are incorporated in this Joint Proxy Statement by reference and shall be deemed to be a part hereof for purposes of the Exchange
Act:

                 (a) CIT's Annual Report on Form 10-K for the year ended December 31, 1998;

                 (b) CIT's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1999 and June 30, 1999;

                 (c) CIT's Current Reports on Form 8-K dated January 28, 1999, February 22, 1999, March 8, 1999, March 22, 1999, April 27, 1999, May
        10, 1999, May 17, 1999, June 14, 1999, July 30, 1999, August 5, 1999,
        and August 18, 1999;

                 (d) CIT's Annual Proxy Statement on Schedule 14A as filed on August 5, 1999; and

                 (e) The description of the CIT Common Stock contained in Registration Statement 333-36435 initially filed by CIT with the SEC on September 26, 1997, which is incorporated by reference into the Registration Statement on Form 8-A, filed by CIT with the SEC on October 29, 1997.

         All documents filed by CIT pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Joint Proxy Statement and prior to the CIT Stockholders Meeting and any adjournment or postponement thereof, shall be deemed to be incorporated by reference in this Joint Proxy Statement and to be a part hereof for purposes of the Exchange Act from the date of the filing of such documents. Any statement contained in this Joint Proxy Statement, in a supplement to this Joint Proxy Statement or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Joint Proxy Statement to the extent that a statement contained herein or in any subsequently filed supplement to this Joint Proxy Statement or in any document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Joint Proxy Statement.

         CIT will provide without charge to each person, including any beneficial owner, to whom a copy of this Joint Proxy Statement has been delivered, on the written or oral request of any such person, a copy of any or all of the documents referred to above which have been or may be incorporated in this Joint Proxy Statement by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference in such documents). Written or telephone requests for such copies should be directed to Jeffrey Simon, Senior Vice President, Investor Relations, The CIT Group, Inc., 1211 Avenue of the Americas, New York, New York 10036, Attention: Secretary (telephone number (212) 536-1390).

Newcourt

         The following documents, which have been filed by Newcourt with the SEC pursuant to the Exchange Act (and the Canadian equivalent of such documents which have been filed with Canadian securities regulatory authorities) are incorporated in this Joint Proxy Statement by reference and shall be deemed to be a part hereof for purposes of the Exchange Act:

                 (a) Newcourt's Annual Report on Form 40-F for the year ended December 31, 1998 (including Newcourt's Renewal Annual Information Form dated May 14, 1999);

                 (b) Newcourt' s quarterly unaudited financial statements for the quarters ended March 31, 1999 and June 30, 1999 filed on Form 6-K on May 5, 1999 and August 6, 1999 respectively;

                 (c) Newcourt's Current Reports on Form 6-K dated February 8, 1999, February 10, 1999, February 26, 1999, March 8, 1999, March 18,
        1999,May 5, 1999, June 15, 1999, June 18, 1999, July 13, 1999, August 5,
        1999,August 6, 1999, August 9, 1999, and August 20, 1999;

                 (d) Newcourt's audited consolidated financial statements and the auditors' report thereon for the fiscal years ended December 31, 1998 and 1997 filed on Form 6-K dated February 26, 1999; and

                 (e) Newcourt's Management Information Circular on Form 6-K dated February 26, 1999, except the sections entitled "Governance and Compensation Committee," "Report on Executive Compensation," "Corporate Governance" and the "Share Performance Graph".

         Any documents of the type referred to in the preceding paragraph and any material change reports (excluding confidential reports) filed by Newcourt with a securities commission or any similar authority in Canada or the United States after the date of this Joint Proxy Statement and prior to the Effective Time shall be deemed to be incorporated by reference in this Joint Proxy Statement.

         Newcourt will provide without charge to each person, including any beneficial owner, to whom a copy of this Joint Proxy Statement has been delivered, on the written or oral request of any such person, a copy of any or all of the documents referred to above which have been or may be incorporated by reference in this Joint Proxy Statement, other than certain exhibits to such documents. Requests for such copies should be directed to the Corporate Secretary, Newcourt Credit Group Inc., Newcourt Centre, 207 Queens Quay West, Suite 700, Toronto, Ontario, M5J 1A7 (telephone number (416) 507-2400).

         Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Joint Proxy Statement to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modified or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Joint Proxy Statement. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

                               By Order of the CIT Board of Directors

                               /s/ Albert R. Gamper, Jr.

                               Albert R. Gamper, Jr.
                               President and Chief
                               Executive Officer
                               September 21, 1999

                      APPROVAL OF JOINT PROXY STATEMENT BY
                          NEWCOURT BOARD OF DIRECTORS

         The contents of this joint management information circular and proxy statement and the sending thereof to the shareholders of Newcourt have been approved by the Newcourt Board of Directors.

                                  By Order of the Newcourt Board of Directors

                                  /s/ David F. Banks

                                  David F. Banks
                                  Chairman
                                  September 21, 1999

                                   APPENDIX 1

                                GLOSSARY OF TERMS

         Unless the context otherwise requires, the following terms shall have the meanings set forth below when used in this Joint Proxy Statement. These defined terms are not always used in the financial statements included herein.

         "Acquisition Proposal" means any tender or exchange offer, proposal for a merger, consolidation, amalgamation, arrangement or other business combination involving, or a recapitalization of, or any proposal or offer to acquire in any manner a substantial equity interest in, or a substantial portion of the assets of, Newcourt or CIT or any of their subsidiaries other than the transactions contemplated or permitted by the Reorganization Agreement, but it will not include the entering into of partnerships, joint ventures, virtual joint ventures, investment funds and other similar arrangements as part of the ordinary course funding activities of Newcourt or CIT.

         "Adjusted Shareholders' Equity" means Newcourt's total shareholders' equity under Canadian GAAP as of a specified month-end prior to Closing adjusted to exclude goodwill, securitization gains to the extent they exceed $30 million per month ($60 million for December 1999) on a cumulative basis, and specific charges affecting shareholders' equity. CIT Stockholders and Newcourt Shareholders should read the provisions of the Reorganization Agreement relating to the potential adjustment to the Exchange Ratio. The Reorganization Agreement is attached hereto as Annex E.

         "AIC" means AIC Group of Funds.

         "Alliance" means Alliance Capital Management and its affiliates.

         "Alternative Proposal" means any amendment to either Newcourt's or CIT's Certificate of Incorporation or Bylaws or other proposal or transaction involving Newcourt or CIT or any of their subsidiaries which would in any manner impede, frustrate, prevent, delay or nullify the Reorganization Agreement or any of the other transactions contemplated by the Reorganization Agreement or change in any manner the voting rights of any outstanding class of capital stock of Newcourt or CIT.

         "Ancillary Rights" means the Voting Rights, the Automatic Exchange Right and the Exchange Right.

         "Arrangement Resolution" means the special resolution of the Newcourt Shareholders concerning the Transaction in the form set out in Annex A to this Joint Proxy Statement.

         "Automatic Exchange Right" means the benefit of the obligation of CIT, in the event of a proposed liquidation, dissolution or winding-up of CIT, to purchase all of the outstanding Exchangeable Shares (other than Exchangeable Shares held by CIT, its subsidiaries or affiliates) from the holders thereof on the fifth Business Day prior to the effective date of any such liquidation, dissolution or winding-up in exchange for CIT Common Stock pursuant to the Voting and Exchange Trust Agreement.

         "BHC Act" means the Bank Holding Company Act of 1956, as amended, and the rules and regulations promulgated thereunder, and the interpretations thereof.

         "Business Day" means any day on which commercial banks are open for business in New York, New York and Toronto, Ontario, other than a Saturday, a Sunday or a day observed as a holiday in Toronto, Ontario under the laws of the province of Ontario or the federal laws of Canada or in New York, New York under the laws of the State of New York or the federal laws of the United States of America.

         "C$" means Canadian dollars.

         "Call Rights" means the Liquidation Call Right, the Redemption Call Right and the Retraction Call Right, collectively.

         "Canadian Dollar Equivalent" has the meaning set forth in Section 1.1 of the Exchangeable Share Provisions.

         "Canadian GAAP" means generally accepted accounting principles in Canada.

         "Canadian Resident" means a resident of Canada for the purposes of the Income Tax Act (Canada).

         "CIBC" means the Canadian Imperial Bank of Commerce, a bank pursuant to
Schedule I of the Bank Act (Canada).

         "CIBC World Markets" means CIBC World Markets Inc.

         "CIT" means The CIT Group, Inc., a Delaware corporation.

         "CIT Board of Directors" means the board of directors of CIT.

         "CIT Bylaws" means CIT's bylaws, as currently in force.

         "CIT's Certificate of Incorporation" means the Amended and Restated Certificate of Incorporation of CIT, as currently in force.

         "CIT Common Stock" means the fully paid and nonassessable shares of Class A Common Stock, par value US$0.01 of CIT, and any other securities into which such shares may be changed.

         "CIT Control Transaction" means any merger, amalgamation, tender offer, material sale of shares or rights or interests therein or thereto or similar transactions involving CIT, or any proposal to do so.

         "CIT Liquidation Event" means (i) any determination by the CIT Board of Directors to institute bankruptcy, insolvency reorganization, voluntary liquidation, dissolution, or winding-up, or composition or readjustment of debts proceedings with respect to CIT or to effect any other distribution of its assets among its stockholders for the purpose of winding up its affairs; (ii) the earlier of (A) receipt by CIT of notice of, and (B) CIT's becoming aware of, any threatened or instituted claim, suit, petition or other proceedings with respect to the bankruptcy, insolvency reorganization, involuntary liquidation, dissolution or winding-up of CIT or to effect any other distribution of assets of CIT among its stockholders for the purpose of winding up its affairs, in each case where CIT has failed to contest in good faith any such proceeding commenced in respect of CIT within 30 days of becoming aware thereof; (iii) the entry by a court having jurisdiction in the premises of (A) a decree or order for relief in respect of CIT in an involuntary case or proceeding under any applicable federal or state bankruptcy, insolvency, reorganization or other similar law or (B) a decree or order adjudging CIT a bankrupt or insolvent, or approving as properly filed a petition seeking reorganization, arrangement, adjustment or composition of or in respect of CIT under any applicable federal or state law, or appointing a custodian, receiver, liquidator, assignee, trustee, sequestrator or other similar official of CIT or of any substantial part of the property of CIT, or ordering the winding up or liquidation of the affairs of CIT, and the continuance of any such decree or order for relief or any such other decree or order unstayed and in effect for a period of 60 consecutive days; or (iv) any written admission by CIT of its inability to pay its debts as they become due.

         "CIT Preferred Stock" means the preferred stock issuable from time to time in one or more series, with such designations and preferences for each series as shall be stated in the resolutions providing for the designation and issue of each such series adopted by the CIT Board of Directors.

         "CIT Record Date" means September 20, 1999.

         "CIT Stockholders" means the holders of CIT Common Stock.

         "CIT Stockholders Meeting" means the special meeting of CIT Stockholders to be held on October 26, 1999 and all adjournments thereof.

         "CIT Takeover Proposal" means any inquiry, proposal or offer from any person relating to any direct or indirect acquisition or purchase of a business that constitutes 50% or more of the net revenues, net income or the assets of CIT and its subsidiaries taken as a whole, or 50% or more of the outstanding voting securities of CIT, any tender offer or exchange offer that if consummated would result in any person beneficially owning 50% or more of the outstanding voting securities of CIT, or any merger, amalgamation, plan of arrangement, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving CIT or the CIT Common Stock (or any one or more of CIT's subsidiaries, if the business of such subsidiary or all of such subsidiaries constitutes 50% or more of the net revenues, net income or assets of CIT and its subsidiaries taken as a whole), other than the transactions contemplated by the Reorganization Agreement.

         "Class A Preference Shares" means the Class A preference shares in the capital of Exchangeco.

         "Class B Preference Shares" means the Class B preference shares in the capital of Exchangeco.

         "Closing" means the execution and delivery of the documents required as a condition to the completion of, or to complete, the Transaction contemplated by the Reorganization Agreement and the closing of the transactions contemplated thereby.

         "Code" means the United States Internal Revenue Code of 1986, as amended.

         "Current Market Price" means, in respect of a share of CIT Common Stock on any date, the Canadian Dollar equivalent of the average of the closing bid and asked prices of CIT Common Stock during a period of 20 consecutive trading days ending not more than three trading days before such date on the New York Stock Exchange, or, if the CIT Common Stock are not then quoted on the New York Stock Exchange, on such other stock exchange or automated quotation system on which the CIT Common Stock are listed or quoted, as the case may be, as may be selected by the Board of Directors of Exchangeco for such purpose; provided, however, that if in the opinion of the Board of Directors of Exchangeco the public distribution or trading activity of CIT Common Stock during such period does not create a market which reflects the fair market value of a share of CIT Common Stock, then the Current Market Price of a share of CIT Common Stock shall be determined by the Board of Directors of Exchangeco, in good faith and in its sole discretion, and provided further that any such selection, opinion or determination by the Board of Directors of Exchangeco shall be conclusive and binding.

         "Dell Contract" means the Agreement of Limited Partnership of Dell Financial Services, LP, dated April 14, 1997, by and among Dell Credit Company LLC, Dell DFS Corporation and Newcourt DFS Inc., and the "Ancillary Agreements" contemplated therein.

         "Depositary" means Montreal Trust Company of Canada at its offices set out in the Letter of Transmittal and Election Form.

         "Dissent Procedures" means the dissent procedures described under the heading "Dissenting Shareholder Rights."

         "Dissent Rights" means the rights of a registered Newcourt Shareholder to dissent from the Arrangement Resolution in compliance with the Dissent Procedures.

         "Dissenting Shareholder" means a registered Newcourt Shareholder who dissents in respect to the Transaction in strict compliance with the Dissent Procedures and who is entitled to receive the court-determined fair value of his, her, or its Newcourt Common Shares pursuant to the OBCA.

         "DKB" means The Dai-Ichi Kangyo Bank, Limited, a Japanese banking corporation.

         "DLJ" means Donaldson, Lufkin & Jenrette Securities Corporation.

         "Effective Date" means the date shown on the certificate of arrangement issued by the Director under the Business Corporations Act (Ontario) giving effect to the Transaction.

         "Effective Time" means 12:01 a.m. (Toronto time) on the Effective Date.

         "Elected Amount" means the amount selected by an Eligible Holder to be the deemed proceeds of disposition of the Newcourt Common Shares in the election made pursuant to subsection 85(1) or 85(2) of the Income Tax Act (Canada), as may be automatically adjusted under the Income Tax Act (Canada).

         "Eligible Electing Holder" means a Newcourt Shareholder: (i) who is a Canadian Resident; or (ii) which is a partnership that owns Newcourt Common Shares, if one or more of its members would be an Eligible Electing Holder if such member held such shares directly.

         "Eligible Holder" means a Newcourt Shareholder (i) who is a Canadian Resident, other than any such shareholder who is generally exempt from tax under the Income Tax Act (Canada), or (ii) which is a partnership that owns Newcourt Common Shares, if one or more of its members would be an Eligible Holder if such member held such shares directly.

         "Exchange Act" means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

         "Exchange Ratio" means 0.70, such that each Newcourt Common Share (not held by a Dissenting Shareholder) is exchanged pursuant to the Plan of Arrangement for 0.70 Exchangeable Shares and applicable Ancillary Rights or 0.70 shares of CIT Common Stock, as the case may be in each case, subject to a potential downward adjustment pursuant to the Reorganization Agreement.

         "Exchange Right" means the exchange right, granted to the Trustee as trustee for and on behalf of and for the benefit of the holders of the Exchangeable Shares pursuant to the Voting and Exchange Trust Agreement, to require CIT to purchase all or any part of the Exchangeable Shares from the holders thereof in exchange for CIT Common Stock, upon the occurrence and during the continuance of an Exchangeco Insolvency Event.

         "Exchangeable Share Provisions" means the rights, privileges, restrictions and conditions attaching to the Exchangeable Shares, as set out in Appendix 1 to the Plan of Arrangement, which is attached hereto as Annex F.

         "Exchangeable Share Support Agreement" means the Exchangeable Share Support Agreement to be entered into as of the Effective Date among CIT, Newco and Exchangeco, substantially in the form of Annex G hereto.

         "Exchangeable Shares" means the fully paid and non-assessable shares in the class of non-voting exchangeable shares in the capital of Exchangeco.

         "Exchangeable Share Voting Event" means any matter in respect of which holders of Exchangeable Shares are entitled to vote as shareholders of Exchangeco, other than an Exempt Exchangeable Share Voting Event, and excluding any matter in respect of which holders of Exchangeable Shares are entitled to vote (or instruct the Trustee to vote) in their capacity as Beneficiaries under (and as that term is defined in) the Voting and Exchange Trust Agreement. If, prior to November 1, 2004, an Exchangeable Share Voting Event is proposed, and if the Board of Directors of Exchangeco has determined, in good faith and in its sole discretion, that it is not reasonably practicable to accomplish the business purpose intended by the Exchangeable Share Voting Event, the Redemption Date shall be the Business Day prior to the record date for any meeting or vote of the holders of the Exchangeable Shares to consider the Exchangeable Share Voting Event. The business purpose for such Exchangeable Share Voting Event must be bona fide and not for the primary purpose of causing the occurrence of a redemption date in any other commercially reasonable manner that does not result in an Exchangeable Share Voting Event. The Board of Directors of Exchangeco shall give such number of days' prior written notice of such redemption to the registered holders of the Exchangeable Shares as it may determine to be reasonably practicable in such circumstances.

         "Exchangeco" means CIT Exchangeco Inc., a company limited by shares under the laws of the Province of Nova Scotia, all of the outstanding common shares of which are owned by Newco.

         "Exchangeco Insolvency Event" means (i) any determination by the Exchangeco Board of Directors to institute bankruptcy, insolvency reorganization, voluntary liquidation, dissolution, or winding-up, or composition or readjustment of debts proceedings under any bankruptcy, insolvency or analogous laws, including without limitation the Companies Creditors' Arrangement Act (Canada) and the Bankruptcy and Insolvency (Canada), with respect to Exchangeco or to effect any other distribution of its assets among its stockholders for the purpose of winding up its affairs; (ii) the earlier of (A) receipt by Exchangeco of notice of, and (B) Exchangeco becoming aware of, any threatened or instituted claim, suit, petition or other proceedings with respect to the bankruptcy, insolvency reorganization, involuntary liquidation, dissolution or winding-up of Exchangeco or to effect any other distribution of assets of Exchangeco among its shareholders for the purpose of winding up its affairs, in each case where Exchangeco has failed to contest in good faith any such proceeding commenced in respect of Exchangeco within 30 days of becoming aware thereof; (iii) the entry by a court having jurisdiction in the premises of (A) a decree or order for relief in respect of Exchangeco in an involuntary case or proceeding under any applicable federal bankruptcy, insolvency, reorganization or other similar law or (B) a decree or order adjudging Exchangeco a bankrupt or insolvent, or approving as properly filed a petition seeking reorganization, arrangement, adjustment or composition of or in respect of Exchangeco under any applicable federal law, or appointing a custodian, receiver, liquidator, assignee, trustee, sequestrator or other similar official of Exchangeco or of any substantial part of the property of Exchangeco, or ordering the winding up or liquidation of the affairs of Exchangeco, and the continuance of any such decree or order for relief or any such other decree or order unstayed and in effect for a period of 60 consecutive days; (iv) Exchangeco's admission in writing of its inability to pay its debts as they become due; or (v) Exchangeco not being permitted, pursuant to solvency requirements of applicable law, to retract the Exchangeable Shares.

         "Exchangeco Liquidation Amount" means with respect to each Exchangeable Share, an amount equal to the Current Market Price of a share of CIT Common Stock on the last Business Day prior to the Exchangeco Liquidation Date, to be satisfied by the delivery of one share of CIT Common Stock.

         "Exchangeco Liquidation Date" means the effective date of the liquidation, dissolution or winding-up of Exchangeco.

         "Exempt Exchangeable Share Voting Event" means any matter in respect of which holders of Exchangeable Shares are entitled to vote as shareholders of Exchangeco in order to approve or disapprove, as applicable, any change to, or in the rights of the holders of, the Exchangeable Shares, where the approval or disapproval, as applicable, of such change would be required to maintain the functional and economic equivalence of the Exchangeable Shares and the CIT Common Stock.

         "Federal Reserve" means the Board of Governors of the Federal Reserve System.

         "Final Order" means the final order of the Superior Court of Justice (Ontario) approving the Plan of Arrangement as such order may be amended at any time prior to the Effective Time, or if appealed, then, unless such appeal is withdrawn or denied, as affirmed.

         "Goldman Sachs" means Goldman, Sachs & Co.

         "Governmental Entity" means any (i) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign: (ii) any subdivision, agent, commission, board or authority of any of the foregoing: or (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing.

         "Hercules" means Hercules Holdings (UK) Limited, an English company and its affiliates and assigns.

         "Income Tax Act (Canada)" means the Income Tax Act (Canada), R.S.C. 1985, C.1 (5th Supp.), as amended.

         "Initial Exchange Ratio" means the fixed exchange ratio of 0.92 as provided by the March Agreement.

         "Interim Order" means the interim order of the Superior Court of Justice (Ontario) in respect of the Plan of Arrangement dated September 20, 1999, a copy of which is attached hereto as Annex C.

         "Intermediary" means an intermediary that a Non-Registered Holder may deal with, including banks, trust companies, securities dealers or brokers and trustees or administrators of self-directed Registered Retirement Savings Plans, Registered Retirement Income Funds, Registered Education Savings Plans and similar plans.

         "IRS" means the United States Internal Revenue Service.

         "J.P. Morgan" means J.P. Morgan Securities Inc.

         "Joint Proxy Statement" means, together, the Notice of Meetings of CIT and Newcourt and this Joint Management Information Circular and Proxy Statement relating to the meetings.

         "June 30th Equity" means Newcourt's total shareholder's equity under Canadian GAAP, less goodwill, as of June 30, 1999.

         "KPMG" means KPMG LLP.

         "Letter of Transmittal and Election Form" means the letter of transmittal and election form delivered to Newcourt Shareholders (printed on green paper) with this Joint Proxy Statement which, when duly completed and returned with a certificate for Newcourt Common Shares, will enable a Newcourt Shareholder to exchange such certificate or certificates for Exchangeable Shares and/or CIT Common Stock, as the case may be.

         "Liquidation Call Right" means the overriding right of Newco, in the event of and notwithstanding the proposed liquidation, dissolution or winding-up of Exchangeco, to purchase from all but not less than all of the holders of Exchangeable Shares (other than CIT and its subsidiaries or affiliates) on the effective date of any such liquidation, dissolution or winding-up all but not less than all of the Exchangeable Shares held by each holder in exchange for CIT Common Stock, pursuant to the Plan of Arrangement.

         "Lucent Contract" means that certain Financial Services Agreement, dated March 9, 1998, by and between Lucent Technologies Inc. and Newcourt.

         "March Agreement" means the Agreement and Plan of Reorganization between CIT and Newcourt dated as of March 7, 1999, and which has been superseded by the Reorganization Agreement.

         "Material Adverse Effect" means, with respect to CIT or Newcourt, as the case may be, a material adverse effect on (a) the business or financial condition of such party and its subsidiaries taken as a whole, other than any such effect attributable to or resulting from (i) any change in general economic or capital market conditions or in prevailing levels of interest rates, (ii) with respect to Newcourt, any change in Canadian GAAP or, with respect to CIT, any change in U.S. GAAP, (iii) any action or omission of Newcourt or CIT or any subsidiary of either of them taken with the prior written consent of the other party, or (iv) solely with respect to a material adverse effect on the financial condition of Newcourt and its subsidiaries taken as a whole, any fact, circumstance or event to the extent such fact, circumstance or event is reflected in the calculation of Adjusted Shareholders' Equity as of the end of the applicable month in conjunction with the Closing in accordance with the Reorganization Agreement, or (b) the ability of such party and its subsidiaries to consummate the transactions contemplated by the Reorganization Agreement.

         "Newco" means 3026192 Nova Scotia Company, an unlimited liability company incorporated under the laws of the Province of Nova Scotia and a wholly-owned subsidiary of CIT.

         "Newcourt" means Newcourt Credit Group Inc., a corporation incorporated under the Business Corporations Act (Ontario).

         "Newcourt's Articles" means Newcourt's Restated Articles of Incorporation, as amended, as currently in force.

         "Newcourt Common Shares" means the common shares in the capital of Newcourt.

         "Newcourt Board of Directors" means the board of directors of Newcourt.

         "Newcourt Bylaws" means Newcourt's bylaws, as currently in force.

         "Newcourt Option" means a Newcourt Common Share purchase option granted under the Newcourt Option Plan, and being outstanding and unexercised on the Effective Date.

         "Newcourt Option Plan" means Newcourt's Stock Option Plan, as amended, dated as of February 18, 1999.

         "Newcourt Record Date" means September 20, 1999.

         "Newcourt Shareholders" means the holders of Newcourt Common Shares.

         "Newcourt Shareholders Meeting" means the special meeting of Newcourt Shareholders to be held on October 26, 1999 and any adjournments thereof.

         "Newcourt Takeover Proposal" means any inquiry, proposal or offer from any person relating to any direct or indirect acquisition or purchase of a business that constitutes 50% or more of the net revenues, net income or the assets of Newcourt and its subsidiaries taken as a whole, or 50% or more of the outstanding voting securities of Newcourt, any tender offer or exchange offer that if consummated would result in any person beneficially owning 50% or more of the outstanding voting securities of Newcourt, or any merger, amalgamation, plan of arrangement, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving Newcourt or the Newcourt Common Shares (or any one or more of Newcourt's subsidiaries, if the business of such subsidiary or all of such subsidiaries constitutes 50% or more of the net revenues, net income or assets of Newcourt and its subsidiaries taken as a whole), other than the transactions contemplated by the Reorganization Agreement.

         "Non-Registered Holder" means a Newcourt Shareholder who is a beneficial owner, and not a registered holder, of Newcourt Common Shares.

         "Non-U.S. Holder" has the meaning ascribed to such term under the heading "Tax Considerations to Newcourt Shareholders - Certain United States Federal Tax Considerations for Newcourt Shareholders" on page 108.

         "Option" means the unconditional, irrevocable option pursuant to the Stock Option Agreement to purchase up to 22,273,249 fully paid and non-assessable Newcourt Common Shares at a price of US$15.6875 per share.

         "Person" includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, governmental entity, syndicate or other entity, whether or not having legal status.

         "Plan of Arrangement" means the plan of arrangement proposed under
Section 182 of the Ontario Business Corporations Act substantially in the form attached hereto as Annex B, as amended, modified or supplemented from time to time in accordance with its terms or Section 9.3 of the Reorganization Agreement or at the direction of the Superior Court of Justice (Ontario) in the Final Order.

         "Primary Approval" means the approvals, if any, of the Federal Reserve Board, Office of the Superintendent of Financial Institutions of Canada, the Minister of Finance of Canada, the Governor in Council of Canada, the Ministry of Finance of Japan (including any acceptance of notice by the Ministry of Finance of Japan) and the Financial Supervisory Agency of Japan required to consummate the Transaction and compliance with the pre-merger notification filing requirements under Part IX of the Competition Act (Canada) and the expiration of the applicable waiting period in relation thereto or the receipt of an advance ruling certificate pursuant to Section 102 of such act.

         "Redemption Call Right" means the overriding right of Newco to purchase from all but not less than all of the holders of Exchangeable Shares (other than CIT and its subsidiaries or affiliates) on the Redemption Date all but not less than all of the Exchangeable Shares held by each such holder in exchange for CIT Common Stock, pursuant to the Plan of Arrangement.

         "Redemption Date" means the date, if any, established by the Board of Directors of Exchangeco for the redemption by Exchangeco of all but not less than all of the outstanding Exchangeable Shares pursuant to the Exchangeable Share Provisions, which date shall be no earlier than November 1, 2004 unless:
(i) there are fewer than 1,000,000 Exchangeable Shares outstanding (other than Exchangeable Shares held by CIT and its subsidiaries or affiliates and subject to adjustment in certain events described in the Exchangeable Share Provisions), in which case the Board of Directors of Exchangeco may accelerate such Redemption Date to such date prior to November 1, 2004 as it may determine, upon at least 60 days' prior written notice to the registered holders of the Exchangeable Shares; (ii) a CIT Control Transaction occurs, in which case, provided that the Board of Directors of Exchangeco determines, in good faith and in its sole discretion, that it is not reasonably practicable to substantially replicate the terms and conditions of the Exchangeable Shares in connection with such CIT Control Transaction and that the redemption of all but not less than all of the outstanding Exchangeable Shares is necessary to enable the completion of such CIT Control Transaction in accordance with its terms, the Board of Directors of Exchangeco may accelerate such Redemption Date to such date prior to November 1, 2004 as it may determine, upon such number of days' prior written notice to the registered holders of the Exchangeable Shares as the Board of Directors of Exchangeco may determine to be reasonably practicable in such circumstances; (iii) an Exchangeable Share Voting Event is proposed, in which case, provided that the Board of Directors of Exchangeco has determined, in good faith and in its sole discretion, that it is not reasonably practicable to accomplish the business purpose intended by the Exchangeable Share Voting Event, which business purpose must be bona fide and not for the primary purpose of causing the occurrence of a Redemption Date, in any other commercially reasonable manner that does not result in an Exchangeable Share Voting Event, the Redemption Date shall be the Business Day prior to the record date for any meeting or vote of the holders of the Exchangeable Shares to consider the Exchangeable Share Voting Event and the Board of Directors of Exchangeco shall give such number of days' prior written notice of such redemption to the registered holders of the Exchangeable Shares as the Board of Directors of Exchangeco may determine to be reasonably practicable in such circumstances; or
(iv) an Exempt Exchangeable Share Voting Event is proposed and the holders of the Exchangeable Shares fail to take the necessary action at a meeting or other vote of holders of Exchangeable Shares, to approve or disapprove, as applicable, the Exempt Exchangeable Share Voting Event, in which case the Redemption Date shall be the Business Day following the day on which the holders of the Exchangeable Shares failed to take such action and the Board of Directors of Exchangeco shall give such number of days' prior written notice of such redemption to the holders of the Exchangeable Shares as the Board of Directors of Exchangeco may determine to be reasonably practicable in such circumstances; provided, however that the accidental failure or omission to give any notice of redemption under clause (i), (ii), (iii) or (iv) above to less than ten percent of such holders of Exchangeable Shares shall not affect the validity of any such redemption.

         "Redemption Price" means with respect to each Exchangeable Share, an amount equal to the Current Market Price of a share of CIT Common Stock on the last Business Day prior to the Redemption Date, to be satisfied by the delivery of one share of CIT Common Stock.

         "Registration Statement" means a registration statement filed with the SEC on the appropriate form with respect to the shares of CIT Common Stock to be issued upon exchange or redemption of the Exchangeable Shares.

         "Reorganization Agreement" means the Amended and Restated Agreement and Plan of Reorganization between CIT and Newcourt dated as of August 5, 1999, a copy of which is attached to this Joint Proxy Statement as Annex E, as amended from time to time.

         "Restructuring Charge" means the aggregate costs associated with the Transaction, including, without limitation, financial advisory, legal and accounting fees and disbursements, severance payments, and operational redundancies.

         "Retracted Shares" means the Exchangeable Shares in respect of which a holder thereof has exercised the right under Article 6 of the Exchangeable Share Provisions to require Exchangeco to redeem Exchangeable Shares, as described in "The Transaction - Transaction Mechanics and Description of Exchangeable Shares
- Retraction, Redemption and Call Rights" on page 85.

         "Retraction Call Right" means the overriding right of Newco, in the event of an exercise of the right under Article 6 of the Exchangeable Share Provisions to require Exchangeco to redeem Exchangeable Shares by a holder thereof, to purchase from such holder on the Retraction Date all but not less than all of the Exchangeable Shares tendered for redemption, pursuant to the Exchangeable Share Provisions.

         "Retraction Date" means the Business Day on which a holder of Exchangeable Shares desires to have Exchangeco redeem the Exchangeable Shares as set out in the Exchangeable Share Provisions and described in "The Transaction - Transaction Mechanics and Description of Exchangeable Shares - Retraction, Redemption and Call Rights" on page 85.

         "Retraction Price" means, at any time, with respect to each Exchangeable Share, an amount equal to the Current Market Price of a share of CIT Common Stock on the last Business Day prior to the Retraction Date, to be satisfied by the delivery of one share of CIT Common Stock.

         "Retraction Request" means a duly executed request for redemption made by a holder of Exchangeable Shares in the form of Schedule A to the Exchangeable Share Provisions, or in such other form as may be acceptable to Newcourt.

         "SEC" means the United States Securities and Exchange Commission.

         "Securities Act" means the United States Securities Act of 1933, as amended, the rules and regulations promulgated thereunder and the Accounting Series Releases.

         "Special Shares" means the non-voting shares in the capital of Newcourt.

         "Special Voting Share" means the share of Special Voting Stock, US$.01 par value, to be issued by CIT and deposited with the Trustee pursuant to the Voting and Exchange Trust Agreement.

         "Stock Issuance Proposal" means the issuance of shares of CIT Common Stock pursuant to the Reorganization Agreement.

         "Stock Option Agreement" means the Stock Option Agreement between Newcourt and CIT dated August 5, 1999, a copy of which is attached to this Joint Proxy Statement as Annex I.

         "Superior Proposal" means an Acquisition Proposal that the Newcourt Board of Directors determines in good faith to be more favorable to its shareholders than the Transaction, and for which financing is committed or for which, in the good faith judgment of the Newcourt Board of Directors, financing is reasonably capable of being obtained by the party making such Acquisition Proposal.

         "Supporting Shareholder" means each of CIBC, Hercules and certain members of Newcourt's senior management who are parties to Voting Agreements as holders of Newcourt Common Shares.

         "Tax Election Date" means the later of March 1, 2000 and 75 days after the Effective Date.

         "Tax Election Filing Package" means Canadian income tax election forms and other related materials to be delivered to Eligible Holders who check the appropriate box on the Letter of Transmittal and Election Form.

         "Tax Proposals" means specific proposals to amend the Income Tax Act (Canada) and regulations announced by the Department of Finance (Canada) prior to the date hereof.

         "Transaction" means the transactions contemplated by the Reorganization Agreement and the Plan of Arrangement, whereby, among other things, CIT acquires Newcourt and Exchangeco becomes the sole beneficial holder of the Newcourt Common Shares outstanding after giving effect to the Transaction.

         "Transition Option" means an option issued by CIT to purchase CIT Common Stock issued in exchange for a Newcourt Option as described in "The Transaction - Transaction Mechanics and Description of Exchangeable Shares - The Plan of Arrangement" on page 84.

         "Trustee" means Montreal Trust Company of Canada, or any successor thereto, in any of its capacities as Trustee under the Voting and Exchange Trust Agreement, transfer agent for the Exchangeable Shares and Canadian co-registrar for CIT Common Stock.

         "U.S. dollars" or "US$" means United States dollars.

         "U.S. GAAP" means generally accepted accounting principles in the United States.

         "U.S. Holder" has the meaning ascribed to such term under the heading "Tax Considerations to Newcourt Shareholders - Certain United States Federal Tax Considerations for Newcourt Shareholders" on page 108.

         "Voting Agreements" means the agreements dated as of August 5, 1999 entered into by CIT with each of CIBC, Hercules and certain members of Newcourt's senior management and by CIT and Newcourt with DKB, substantially in the form of Annex J hereto.

         "Voting and Exchange Trust Agreement" means the voting and exchange trust agreement to be entered into as of the Effective Date among CIT, Exchangeco and the Trustee, substantially in the form of Annex H hereto.

         "Voting Rights" means the rights of the holders of Exchangeable Shares to direct the voting of the Special Voting Share in accordance with the Voting and Exchange Trust Agreement.

                                     ANNEX A


                         FORM OF ARRANGEMENT RESOLUTION
                    AT THE SPECIAL MEETING OF SHAREHOLDERS OF
                           NEWCOURT CREDIT GROUP INC.


                             ARRANGEMENT RESOLUTION

BE IT RESOLVED THAT:

      1. The arrangement (the "Arrangement") under section 182 of the Business Corporations Act (Ontario) involving Newcourt Credit Group Inc. (the "Corporation"), as more particularly described and set forth in the Management Information Circular (the "Circular") of the Corporation accompanying the notice of this meeting (as the Arrangement may be modified or amended) is hereby authorized, approved and adopted.

      2. The Plan of Arrangement involving the Corporation, the full text of which is set out as Annex F to the Circular, (as the same may be or may have been amended) is hereby approved and adopted.

      3. Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the Shareholders of the Corporation or that the Arrangement has been approved by the Superior Court of Justice (Ontario), the directors of the Corporation are hereby authorized and empowered (i) to amend the Amended and Restated Agreement and Plan of Reorganization (the "Agreement and Plan of Reorganization") made as of August 5, 1999 between The CIT Group, Inc. and the Corporation, or the Plan of Arrangement to the extent permitted by the Agreement and Plan of Reorganization, and (ii) not to proceed with the Arrangement at any time prior to the issuance of a certificate of arrangement giving effect to the Arrangement, without the further approval of the shareholders of the Corporation, but only if the Agreement and Plan of Reorganization is terminated in accordance with Article IX thereof.

      4. Each officer of the Corporation is hereby authorized, acting for, in the name of and on behalf of the Corporation, to execute, under the seal of the Corporation or otherwise, and to deliver for filing articles of arrangement, and such other documents as are necessary or desirable, to the Director under the Business Corporations Act (Ontario) in accordance with the Agreement and Plan of Reorganization.

      5. Each officer of the Corporation is hereby authorized, acting for, in the name of and on behalf of the Corporation, to execute or cause to be executed, under the seal of the Corporation or otherwise, and to deliver or to cause to be delivered, all such documents, agreements and instruments, and to do or to cause to be done all such other acts and things, as such officer determines to be necessary or desirable in order to carry out the intent of the foregoing paragraphs of this resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.




                                       1
                                    Annex A

                                     ANNEX B


             SECTION 185 OF THE BUSINESS CORPORATIONS ACT (ONTARIO)


Rights of dissenting shareholders -- s. 185(1)
185. (1) Subject to subsection (3) and to sections 186 and 248, if a corporation resolves to,
      (a) amend its articles under section 168 to add, remove or change restrictions on the issue, transfer or ownership of shares of a class or series of the shares of the corporation;
      (b) amend its articles under section 168 to add, remove or change any restriction upon the business or businesses that the corporation may carry on or upon the powers that the corporation may exercise;
      (c)  amalgamate with another corporation under sections 175 and 176;
      (d) be continued under the laws of another jurisdiction under section 181; or
      (e) sell, lease or exchange all or substantially all its property under subsection 184(3), a holder of shares of any class or series entitled to vote on the resolution may dissent.

Idem -- s. 185(2)
      (2) If a corporation resolves to amend its articles in a manner referred to in subsection 170(1), a holder of shares of any class or series entitled to vote on the amendment under section 168 or 170 may dissent, except in respect of an amendment referred to in,
      (a) clause 170(1)(a), (b) or (e) where the articles provide that the holders of shares of such class or series are not entitled to dissent; or
      (b)  subsection 170(5) or (6).

Exception -- s. 185(3)
      (3) A shareholder of a corporation incorporated before the 29th day of July, 1983 is not entitled to dissent under this section in respect of an amendment of the articles of the corporation to the extent that the amendment,
      (a) amends the express terms of any provision of the articles of the corporation to conform to the terms of the provision as deemed to be amended by section 277; or
      (b) deletes from the articles of the corporation all of the objects of the corporation set out in its articles, provided that the deletion is made by the 29th day of July, 1986.

Shareholder's right to be paid fair value -- s. 185(4)
      (4) In addition to any other right the shareholder may have, but subject to subsection (30), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents becomes effective, to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted.

No partial dissent -- s. 185(5)
      (5) A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the dissenting shareholder on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

Objection -- s. 185(6)
      (6) A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting or of the shareholder's right to dissent.

Idem -- s. 185(7)
      (7) The execution or exercise of a proxy does not constitute a written objection for purposes of subsection (6).


                                       1
                                    Annex B

Notice of adoption of resolution -- s. 185(8)
      (8) The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (6) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn the objection.


Idem -- s. 185(9)
      (9) A notice sent under subsection (8) shall set out the rights of the dissenting shareholder and the procedures to be followed to exercise those rights.


Demand for payment of fair value -- s. 185(10)
      (10) A dissenting shareholder entitled to receive notice under subsection
(8) shall, within twenty days after receiving such notice, or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing,

      (a) the shareholder's name and address;

      (b) the number and class of shares in respect of which the shareholder dissents; and

      (c) a demand for payment of the fair value of such shares.


Certificates to be sent in -- s. 185(11)
      (11) Not later than the thirtieth day after the sending of a notice under subsection (10), a dissenting shareholder shall send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.


Idem -- s. 185(12)
      (12) A dissenting shareholder who fails to comply with subsections (6),
(10) and (11) has no right to make a claim under this section.


Endorsement on certificate -- s. 185(13)
      (13) A corporation or its transfer agent shall endorse on any share certificate received under subsection (11) a notice that the holder is a dissenting shareholder under this section and shall return forthwith the share certificates to the dissenting shareholder.


Rights of dissenting shareholder -- s. 185(14)
      (14) On sending a notice under subsection (10), a dissenting shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shares as determined under this section except where,

      (a) the dissenting shareholder withdraws notice before the corporation makes an offer under subsection (15);

      (b)  the corporation fails to make an offer in accordance with subsection
           (15) and the dissenting shareholder withdraws notice; or

      (c) the directors revoke a resolution to amend the articles under subsection 168(3), terminate an amalgamation agreement under
           subsection   176(5)  or   an   application  for   continuance   under
           subsection  181(5),  or  abandon  a  sale,  lease or  exchange  under subsection 184(8), in which case the dissenting shareholder's rights are reinstated as of the date the dissenting shareholder sent the notice referred to in subsection (10), and the dissenting shareholder is entitled, upon presentation and surrender to the corporation or its transfer agent of any certificate representing the shares that has been endorsed in accordance with subsection
           (13), to be issued a new certificate representing the same number of shares as the certificate so presented, without payment of any fee.


Offer to pay -- s. 185(15)
      (15) A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (10), send to each dissenting shareholder who has sent such notice,


                                       2
                                    Annex B

      (a) a written offer to pay for the dissenting shareholder's shares in an amount considered by the directors of the corporation to be the fair value thereof, accompanied by a statement showing how the fair value was determined; or

      (b) if subsection (30) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.


Idem -- s. 185(16)
      (16) Every offer made under subsection (15) for shares of the same class or series shall be on the same terms.


Idem -- s. 185(17)
      (17) Subject to subsection (30), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection
(15) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.


Application to court to fix fair value -- s. 185(18)
      (18) Where a corporation fails to make an offer under subsection (15) or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as the court may allow, apply to the court to fix a fair value for the shares of any dissenting shareholder.


Idem -- s. 185(19)
      (19) If a corporation fails to apply to the court under subsection (18), a dissenting shareholder may apply to the court for the same purpose within a further period of twenty days or within such further period as the court may allow.


Idem -- s. 185(20)
      (20) A dissenting shareholder is not required to give security for costs in an application made under subsection (18) or (19).


Costs -- s. 185(21)
      (21) If a corporation fails to comply with subsection (15), then the costs of a shareholder application under subsection (19) are to be borne by the corporation unless the court otherwise orders.


Notice to shareholders -- s. 185(22)
      (22) Before making application to the court under subsection (18) or not later than seven days after receiving notice of an application to the court under subsection (19), as the case may be, a corporation shall give notice to each dissenting shareholder who, at the date upon which the notice is given,

      (a)  has sent to the corporation the notice referred to in subsection
           (10); and

      (b)  has not accepted an offer made by the  corporation  under  subsection
           (15), if such an offer was made, of the date, place and consequences of the application and of the dissenting shareholder's right to appear and be heard in person or by counsel, and a similar notice shall be given to each dissenting shareholder who, after the date of such first mentioned notice and before termination of the proceedings commenced by the application, satisfies the conditions set out in clauses (a) and (b) within three days after the dissenting shareholder satisfies such conditions.


Parties joined -- s. 185(23)
      (23) All dissenting shareholders who satisfy the conditions set out in clauses (22)(a) and (b) shall be deemed to be joined as parties to an application under subsection (18) or (19) on the later of the date upon which the application is brought and the date upon which they satisfy the conditions, and shall be bound by the decision rendered by the court in the proceedings commenced by the application.


                                       3
                                    Annex B

Idem -- s. 185(24)
      (24) Upon an application to the court under subsection (18) or (19), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall fix a fair value for the shares of all dissenting shareholders.

Appraisers -- s. 185(25)
      (25) The court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

Final order -- s. 185(26)
      (26) The final order of the court in the proceedings commenced by an application under subsection (18) or (19) shall be rendered against the corporation and in favour of each dissenting shareholder who, whether before or after the date of the order, complies with the conditions set out in clauses
(22)(a) and (b).

Interest -- s. 185(27)
      (27) The court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

Where corporation unable to pay -- s. 185(28)
      (28) Where subsection (30) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (26), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

Idem -- s. 185(29)
      (29) Where subsection (30) applies, a dissenting shareholder, by written notice sent to the corporation within thirty days after receiving a notice under subsection (28), may,
      (a) withdraw a notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder's full rights are reinstated; or
      (b) retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

Idem -- s. 185(30)
      (30) A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that,
      (a) the corporation is or, after the payment, would be unable to pay its liabilities as they become due; or
      (b) the realizable value of the corporation's assets would thereby be less than the aggregate of its liabilities.

Court order -- s. 185(31)
      (31) Upon application by a corporation that proposes to take any of the actions referred to in subsection (1) or (2), the court may, if satisfied that the proposed action is not in all the circumstances one that should give rise to the rights arising under subsection (4), by order declare that those rights will not arise upon the taking of the proposed action, and the order may be subject to compliance upon such terms and conditions as the court thinks fit and, if the corporation is an offering corporation, notice of any such application and a copy of any order made by the court upon such application shall be served upon the Commission.


Commission may appear -- s. 185(32)
      (32) The Commission may appoint counsel to assist the court upon the hearing of an application under subsection (31), if the corporation is an offering corporation.


                                       4
                                    Annex B

                                     ANNEX C

                                  INTERIM ORDER

                                                       Court File No. 99-CL-3503

                            SUPERIOR COURT OF JUSTICE
                                (COMMERCIAL LIST)

      THE HONOURABLE       )                       MONDAY, THE 20th
      JUSTICE BLAIR        )                       DAY OF SEPTEMBER, 1999

      IN THE MATTER OF a proposed plan of arrangement involving Newcourt Credit Group Inc. and The CIT Group, Inc.

      AND IN THE MATTER OF an application by
      Newcourt Credit Group Inc. under the provisions of the Business Corporations Act (Ontario), R.S.O. 1990, c. B.16 as amended

      APPLICATION UNDER section 182 of the Business Corporations Act (Ontario), R.S.O. 1990, c. B.16, as amended.


                                  INTERIM ORDER

      THIS MOTION, made by the Applicant, Newcourt Credit Group Inc. ("Newcourt" or the "Applicant"), for the advice and directions of the Court in connection with an arrangement under section 182 of the Business Corporations Act (Ontario), R.S.O. 1990, c. B.16, as amended (the "OBCA") was heard this day at 393 University Avenue, Toronto, Ontario.

      ON READING the Notice of Application dated September 16, 1999, the Notice of Motion dated September 16, 1999, the Affidavit of David F. Banks, Chairman of Board of Directors of Newcourt, sworn September 17, 1999 and the exhibits thereto, the consent of The CIT Group, Inc., 3026192 Nova Scotia Company and CIT Exchangeco Inc. by their solicitors filed, and on hearing the submissions of counsel for the Applicant,

1. THIS COURT ORDERS that Newcourt call, hold and conduct a special meeting (the "Special Meeting") of the holders of Common Shares of Newcourt (the "Common Shares") on October 26, 1999 to consider and, if deemed advisable, to pass, with or without variation, a special resolution (the "Arrangement Resolution") to approve a plan of arrangement (the "Arrangement") substantially in the form set forth in Annex F to the draft joint management information circular and proxy statement of Newcourt and The CIT Group, Inc. (the "Management Information Circular") marked Exhibit "A" to the Affidavit of David F. Banks; and to transact such other business as may properly come before the meeting or any adjournment thereof.

2. THIS COURT ORDERS that the Special Meeting shall be called, held and conducted in accordance with the OBCA, the articles and by-laws of the Applicant, the Management Information Circular and this Order.

3. THIS COURT ORDERS that Newcourt, if it deems it advisable, is specifically authorized to adjourn or postpone the Special Meeting on one or more occasion, without the necessity of first convening the Special Meeting or first obtaining any vote of the holders of the Common Shares respecting the adjournment or postponement.

4. THIS COURT ORDERS that the record date for determining shareholders entitled to receive the Notice of Special Meeting and the Management Information Circular, and for determining common shareholders entitled to vote at the Special Meeting, shall be September 20, 1999 (the "Record Date"), as previously approved by the Board of Directors of Newcourt and published by Newcourt.

5. THIS COURT ORDERS that the Notice of Application herein, Notice of Special Meeting and Management Information Circular of Newcourt in substantially the same form as contained in Exhibit "A" to


                                       1
                                    Annex C
      the said Affidavit of David F. Banks (with such amendments thereto as counsel for the Applicant may advise are necessary or desirable, provided that such amendments are not inconsistent with the terms of this Order and are subsequently filed with the Court), shall be mailed, with copies of the Notice of Application herein and this Interim Order both annexed thereto, to the holders of the Common Shares (at the addresses shown on the books and records of Newcourt at the close of business on the Record
      Date), to Newcourt's directors and auditors, and to the Director under the OBCA, by mailing the same by prepaid ordinary mail to such persons in accordance with the OBCA at least 21 days prior to the date of the Special Meeting, excluding the date of mailing and excluding the date of the Special Meeting.

6. THIS COURT ORDERS that the Notice of Application herein in the form of the notice attached as Schedule "A" hereto shall be published no later than October 5, 1999 in the newspaper known as the national edition of The Globe and Mail published at Toronto, Ontario, Canada and the newspaper known as the Wall Street Journal published at New York City, New York, United States of America and that publishing of such notice as set out herein shall constitute good and sufficient services of such Notice of Application upon all holders of other securities (including convertible securities) and creditors of Newcourt who may wish to appear in these proceedings and no other form of service need be made and such service shall be effective on the fifth day after final publication of such notice.

7. THIS COURT ORDERS that the Notice of the Special Meeting be accompanied by a Form of Proxy, Letter of Transmittal and Election Form and Notice of Guaranteed Delivery substantially in the form set forth in Exhibit "C" to the Affidavit of David F. Banks.

8. THIS COURT ORDERS that the quorum required at the Special Meeting shall be two persons present at the Special Meeting and holding or representing 51% of the Common Shares.

9. THIS COURT ORDERS that the vote required to pass the Arrangement Resolution at the Special Meeting shall be the affirmative vote of at least 662/3% of the votes cast by the holders of Common Shares in respect of the Arrangement Resolution present in person or by proxy at the Special Meeting.

10. THIS COURT ORDERS that the holders of Common Shares shall be entitled to exercise rights of dissent in respect of the Arrangement Resolution in accordance and compliance with section 185 of the OBCA, as varied herein, so long as, and not withstanding section 185(6) of the OBCA, they provide to Newcourt written objection to the Arrangement by 5:00 p.m. (Toronto time) on the Business Day (as defined in the Management Information Circular) preceding the Special Meeting and they otherwise comply with the requirements of section 185 of the OBCA and the Arrangement.

11. THIS COURT ORDERS that the only persons entitled to notice of or to attend the Special Meeting shall be the holders of Common Shares or their proxies, and Newcourt's directors, auditors and advisors, and representatives of The CIT Group, Inc. and its advisors, and that the only persons entitled to be represented and to vote at the Special Meeting shall be the registered holders of the Common Shares at the close of business on September 20, 1999, or their proxies, subject to the provisions of the OBCA with respect to persons who become the registered holders of the Common Shares after that date.

12. THIS COURT ORDERS that the hearing for approval of the Arrangement shall be held on October 27, 1999, or such other date as the Court may determine, and that service of the Notice of Application herein, in accordance with paragraph 5 and 6 of this Order, shall constitute good and sufficient service of such Notice of Application upon all persons who are entitled to receive such Notice of Application pursuant to this Order and no other form of service need be made and no other material need be served on such persons in respect of these proceedings, unless a Notice of Appearance is served on the Applicant's solicitors within five days prior to the date for the hearing of the Application.

13. THIS COURT ORDERS that the only persons entitled to appear and be heard at the hearing to approve the Arrangement shall be the Applicant and persons who have filed a Notice of Appearance in accordance with the Rules of Civil Procedure.


                                       2
                                    Annex C

                        SCHEDULE "A" TO THE ORDER OF THE
                           SUPERIOR COURT OF JUSTICE

                              DATED ________, 1999

NOTICE IS HEREBY GIVEN that Newcourt Credit Group Inc. and The CIT Group, Inc. propose to enter into a plan of arrangement pursuant to the provisions of the Business Corporations Act (Ontario) and that the holders of securities (including convertible securities) and creditors of Newcourt Credit Group Inc. may appear and be heard at the hearing scheduled before a Justice of the Superior Court of Ontario presiding over the Commercial List at 393 University Avenue, Toronto, Ontario on October 27, 1999 at 10:00 a.m. if they comply with the Notice of Application and Interim Order with respect to such hearing, copies of which are attached as exhibits to the joint management information circular and proxy statement dated September 21, 1999 of each of Newcourt Credit Group Inc. and The CIT Group, Inc. with respect to the meetings of their respective shareholders to be each held on October 26, 1999. Copies of the notices of special meeting and the joint management information circular and proxy statement prepared in connection with such meetings may be obtained from the Secretary of Newcourt Credit Group Inc., 207 Queens Quay West, Suite 700, Toronto, Ontario, M5J 1A7.


DATE:                                                 , 1999.

                           ---------------------------------------------
                           Secretary,
                           Newcourt Credit Group Inc.


                                       3
                                    Annex C

                                     ANNEX D

                      NOTICE OF APPLICATION FOR FINAL ORDER

                                                       Court File No. 99-CL-3503


                            SUPERIOR COURT OF JUSTICE
                                (COMMERCIAL LIST)


                        IN THE MATTER OF a proposed plan of arrangement involving Newcourt Credit Group Inc. and The CIT Group, Inc.


                        AND IN THE MATTER OF an application by Newcourt Credit Group Inc. under the provisions of the Business Corporations Act (Ontario), R.S.O. 1990, c. B.16, as amended


                        APPLICATION UNDER section 182 of the Business Corporations Act (Ontario), R.S.O. 1990, c. B.16, as amended.


                              NOTICE OF APPLICATION


TO THE RESPONDENTS

      A LEGAL PROCEEDING HAS BEEN COMMENCED by the applicant. The claim made by the applicant appears on the following pages.

      THIS APPLICATION will come on for a hearing before a judge presiding over the Commercial List at 393 University Avenue, Toronto, on October 27, 1999 at 10:00 a.m., or as soon after that time as the matter can be heard.

      IF YOU WISH TO OPPOSE THIS APPLICATION, to receive notice of any step in the application or to be served with any documents in the application, you or an Ontario lawyer acting for you must forthwith prepare a notice of appearance in Form 38A prescribed by the Rules of Civil Procedure, serve it on the applicant's lawyer or, where the applicant does not have a lawyer, serve it on the applicant, and file it, with proof of service, in this court office, and you or your lawyer must appear at the hearing.

      IF YOU WISH TO PRESENT AFFIDAVIT OR OTHER DOCUMENTARY EVIDENCE TO THE COURT OR TO EXAMINE OR CROSS-EXAMINE WITNESSES ON THE APPLICATION, you or your lawyer must, in addition to serving your notice of appearance, serve a copy of the evidence on the applicant's lawyer or, where the applicant does not have a lawyer, serve it on the applicant, and file it, with proof of service, in the court office where the application is to be heard as soon as possible, but not later than 2 p.m. on the day before the hearing.

      IF YOU FAIL TO APPEAR AT THE HEARING, JUDGMENT MAY BE GIVEN IN YOUR ABSENCE AND WITHOUT FURTHER NOTICE TO YOU. IF YOU WISH TO OPPOSE THIS APPLICATION BUT ARE UNABLE TO PAY LEGAL FEES, LEGAL AID MAY BE AVAILABLE TO YOU BY CONTACTING A LOCAL LEGAL AID OFFICE.



      Date:    September 16, 1999        Issued by:________________________
                                                        Local Registrar

                                         Address of court office:
                                         393 University Avenue,
                                         10th Floor
                                         Toronto, Ontario
                                         M5G 1E6


                                       1
                                    Annex D

      TO:         The Director under the Business Corporations Act (Ontario)

      AND TO:     The CIT Group, Inc.
                  3026192 Nova Scotia Company
                  CIT Exchangeco Inc.

                  c/o Goodman Phillips & Vineberg
                  Barristers & Solicitors
                  1501 McGill College Avenue, 26th Floor
                  Montreal, Quebec

                  Attn: Sidney Horn

                  Tel: (514) 841-6422
                  Fax: (514) 841-6499

                  Solicitors for The CIT Group, Inc., 3026192 Nova Scotia Company and CIT Exchangeco Inc.

      AND TO: All Registered Holders of Common Shares of Newcourt Credit Group Inc.


                                       2
                                    Annex D

                                   APPLICATION

      1. The applicant, Newcourt Credit Group Inc. ("Newcourt"), makes application for:

      (a) an order pursuant to Section 182 of the Business Corporations Act (Ontario), R.S.O. 1990, c. B.16, as amended (the "OBCA") approving the plan of arrangement (the "Arrangement") proposed by the applicant substantially in the form described in the Joint Management Information Circular and Proxy Statement of Newcourt and The CIT Group, Inc. attached as exhibit "A" to the affidavit of Scott J. Moore filed in support of this application;

      (b) an interim order for the advice and directions of this Court pursuant to section 182(5) of the OBCA with respect to the Arrangement and this Application; and

      (c)  such further and other relief as this Court may deem just.

      2. The grounds for the application are:

      (a) all statutory requirements under the OBCA have been fulfilled or will be fulfilled by the date of the return of this Application;

      (b) the Arrangement is fair and reasonable and it is appropriate for this Court to approve the Arrangement;

      (c)  section 182 of the OBCA; and

      (d)  Rules 14.05(2), 16.04, 17.02 and 38 of the Rules of Civil Procedure.

      3. If made, the order of this Honourable Court will constitute the basis for an exemption from the registration and prospectus requirements under section 3(a)(10) of the Securities Act of 1933, as amended, of the United States of America with respect to the shares of common stock of The CIT Group, Inc. to be issued under the Arrangement.

      4. The following documentary evidence will be used at the hearing of the application:

      (a)  such Interim Order as may be granted by this Court;

      (b)  the Affidavit of Scott J. Moore, and the exhibits thereto;

      (c) the further affidavits of deponents on behalf of the applicant, reporting as to the results of any meetings ordered by the Court; and

      (d) such further and other material as counsel may advise and this Court may permit.

      5. The Notice of Application will be sent to all registered holders of common shares in the capital stock of Newcourt at their addresses as they appear on the records of Newcourt at the close of business on September 20, 1999, including, pursuant to Rules 17.02(a), (n) and (o) of the Rules of Civil Procedure, the registered shareholders whose addresses are outside of Ontario.

      September 16, 1999.                          Blake, Cassels & Graydon
                                                   Box 25, Commerce Court West
                                                   Toronto, Ontario M5L 1A9

                                                   Jeffrey Galway
                                                   Tel: (416) 863-3859
                                                   Fax: (416) 863-2653

                                                   S. Gordon McKee
                                                   Tel: (416) 863-3884
                                                   Fax: (416) 863-2653

                                                   Solicitors for the Applicant




                                       3
                                    Annex D

                                    ANNEX E

================================================================================


                              AMENDED AND RESTATED

                      AGREEMENT AND PLAN OF REORGANIZATION

                                    Between

                              THE CIT GROUP, INC.

                                      and

                           NEWCOURT CREDIT GROUP INC.

                   Amended and Restated as of August 5, 1999


================================================================================


                                     Annex E

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----

                                   ARTICLE I

                                THE ARRANGEMENT .............................  1

1.1.  Plan of Arrangement ...................................................  1
1.2.  Implementation of Arrangement by Newcourt .............................  2
1.3.  Implementation of Arrangement by CIT ..................................  2
1.4.  Interim Order .........................................................  3
1.5.  Articles of Arrangement ...............................................  3
1.6.  Treatment of Stock Options ............................................  3

                                   ARTICLE II

                              CERTAIN DEFINITIONS ...........................  4
2.1.  Certain Definitions ...................................................  4

                                  ARTICLE III

                         DISCLOSURE SCHEDULES; STANDARDS
                        FOR REPRESENTATIONS AND WARRANTIES ..................  9

3.1.  Disclosure Schedules ..................................................  9
3.2.  Standards ............................................................. 10

                                   ARTICLE IV

                   REPRESENTATIONS AND WARRANTIES OF NEWCOURT ............... 10

4.1.  Corporate Organization ................................................ 10
4.2.  Capitalization ........................................................ 11
4.3.  Authority; No Violation ............................................... 11
4.4.  Consents and Approvals ................................................ 12
4.5.  Reports ............................................................... 12
4.6.  Financial Statements .................................................. 13
4.7.  Broker's Fees ......................................................... 13
4.8.  Absence of Changes .................................................... 13
4.9.  Legal Proceedings ..................................................... 14
4.10. Taxes ................................................................. 14
4.11. Employees ............................................................. 14
4.12. OSC and SEC Reports ................................................... 15
4.13. Newcourt Information .................................................. 15
4.14. Compliance with Applicable Law ........................................ 15
4.15. Certain Contracts ..................................................... 16
4.16. Agreements with Regulatory Agencies ................................... 16
4.17. Environmental Matters ................................................. 16
4.18. Opinion ............................................................... 17
4.19. [reserved] ............................................................ 17
4.20. Property .............................................................. 17
4.21. Year 2000 Compliance Plan ............................................. 17


                                       i
                                    Annex E

                                                                            Page
                                                                            ----
4.22.  Interested Party Transactions ........................................ 17
4.23.  Insurance ............................................................ 18
4.24.  Board Approval ....................................................... 18
4.25.  Intellectual Property ................................................ 18

                                   ARTICLE V

                         REPRESENTATIONS AND WARRANTIES
                                     OF CIT ................................. 18
5.1.  Corporate Organization ................................................ 18
5.2.  Capitalization ........................................................ 18
5.3.  Authority; No Violation ............................................... 19
5.4.  Consents and Approvals ................................................ 20
5.5.  Reports ............................................................... 20
5.6.  Financial Statements .................................................. 20
5.7.  Broker's Fees ......................................................... 21
5.8.  Absence of Changes; Conduct of Business ............................... 21
5.9.  Legal Proceedings ..................................................... 21
5.10. Taxes ................................................................. 21
5.11. Employees ............................................................. 22
5.12. SEC Reports ........................................................... 22
5.13. CIT Information ....................................................... 23
5.14. Compliance with Applicable Law ........................................ 23
5.15. Certain Contracts ..................................................... 23
5.16. Agreements with Regulatory Agencies ................................... 23
5.17. Environmental Matters ................................................. 23
5.18. Opinion ............................................................... 24
5.19. Ownership of Newcourt Common Shares. .................................. 24
5.20. Property .............................................................. 24
5.21. Year 2000 Compliance Plan ............................................. 24
5.22. Interested Party Transactions ......................................... 24
5.23. Insurance ............................................................. 24
5.24. Board Approval ........................................................ 24
5.25. Intellectual Property ................................................. 25
5.26. DGCL Section 203 ...................................................... 25
5.27. CIT Knowledge ......................................................... 25

                                   ARTICLE VI

                   COVENANTS RELATING TO CONDUCT OF BUSINESS ................ 25

6.1.  Covenants of CIT and Newcourt ......................................... 25

                                  ARTICLE VII

                             ADDITIONAL AGREEMENTS .......................... 28

7.1.  Regulatory Matters. ................................................... 28
7.2.  Access to Information ................................................. 29
7.3.  Shareholder Meetings .................................................. 29


                                       ii
                                    Annex E

                                                                            Page
                                                                            ----
7.4.  Legal Conditions to Arrangement ....................................... 30
7.5.  Affiliates ............................................................ 30
7.6.  Stock Exchange Listings; Tax Status ................................... 30
7.7.  Employee Benefit Plans; Existing Agreements ........................... 31
7.8.  Indemnification ....................................................... 32
7.9.  Additional Agreements ................................................. 33
7.10. Coordination of Dividends ............................................. 33
7.11. [reserved] ............................................................ 33
7.12. [reserved] ............................................................ 33
7.13. Board of Directors .................................................... 33
7.14. Notification of Certain Matters ....................................... 34
7.15. Comfort Letters. ...................................................... 34
7.16. Year 2000 ............................................................. 34
7.17. No Inconsistent Actions ............................................... 34
7.18. [reserved] ............................................................ 34
7.19. Phase II Transactions ................................................. 34
7.20. Newcourt Allowance .................................................... 35

                                  ARTICLE VIII

                              CONDITIONS PRECEDENT .......................... 35

8.1.  Conditions to Each Party's Obligation To Effect the Arrangement ....... 35
8.2.  Conditions to Obligations of CIT ...................................... 36
8.3.  Conditions to Obligations of Newcourt ................................. 37
8.4.  No Adverse DKB Regulatory Condition; No Adverse Amendment ............. 38
8.5.  Satisfaction of Conditions ............................................ 39

                                   ARTICLE IX

                           TERMINATION AND AMENDMENT ........................ 39

9.1.  Termination ........................................................... 39
9.2.  Effect of Termination ................................................. 40
9.3.  Amendment ............................................................. 41
9.4.  Extension; Waiver ..................................................... 41

                                   ARTICLE X

                               GENERAL PROVISIONS ........................... 41

10.1.  Closing .............................................................. 41
10.2.  Nonsurvival of Representations, Warranties and Agreements ............ 42
10.3.  Expenses ............................................................. 42
10.4.  Notices .............................................................. 42
10.5.  Interpretation ....................................................... 43
10.6.  Counterparts ......................................................... 43
10.7.  Entire Agreement ..................................................... 43
10.8.  Governing Law ........................................................ 43
10.9.  Enforcement of Agreement ............................................. 43


                                      iii
                                    Annex E

                                                                            Page
                                                                            ----
10.10.  Severability ........................................................ 43
10.11.  Publicity ........................................................... 43
10.12.  Assignment; No Third Party Beneficiaries ............................ 43
10.13.  No Personal Liability ............................................... 43


          Exhibit A  -  Form of Plan of Arrangement (including Exchangeable
                        Share of Provisions)
          Exhibit B  -  Form of Arrangement Resolution
          Exhibit C  -  Form of Support Agreement
          Exhibit D  -  Form of Voting and Exchange Trust Agreement
          Exhibit E  -  Forms of Comfort Letters
          Exhibit F  -  Form of Comfort Letter for Final Adjusted Shareholders'
                        Equity calculation

          Exhibit 7.5 - Forms of Affiliates Letters

                                      iv
                                    Annex E

                              AMENDED AND RESTATED
                      AGREEMENT AND PLAN OF REORGANIZATION

                  AMENDED AND RESTATED AGREEMENT AND PLAN OF REORGANIZATION, amended and restated as of August 5, 1999 (this "Agreement"), between The CIT Group, Inc., a Delaware corporation ("CIT"), and Newcourt Credit Group Inc., an Ontario corporation ("Newcourt").

                  WHEREAS, the parties previously entered into an Agreement and Plan of Reorganization, dated as of March 7, 1999 (as amended, the "March Agreement"); and

                  WHEREAS, the Boards of Directors of CIT and Newcourt have determined that it is in the best interests of their respective companies and their shareholders to amend and restate the March Agreement and to consummate the business combination transaction provided for herein; and

                  WHEREAS, in order to induce Newcourt to enter into this Agreement, The Dai-Ichi Kangyo Bank, Limited, a Japanese bank ("DKB") which beneficially owns approximately 43% of the outstanding shares of CIT Common Stock (as defined herein) is contemporaneously entering into an Amended and Restated Voting Agreement, of even date herewith (the "DKB Voting Agreement"), with Newcourt; and

                  WHEREAS, in order to induce CIT to enter into this Agreement, each of Hercules Holdings (Cayman) Limited, a Cayman Islands company which beneficially owns approximately 11.8% of the outstanding Newcourt Common Shares (as defined herein), and Canadian Imperial Bank of Commerce, a chartered bank pursuant to the Bank Act (Canada) which beneficially owns approximately 9.5% of the outstanding Newcourt Common Shares, and each of the executive officers of Newcourt listed on Appendix I attached hereto, is contemporaneously entering into a Voting Agreement, of even date herewith, with CIT; and

                  WHEREAS, as a condition and inducement to CIT's willingness to enter into this Agreement, Newcourt and CIT are contemporaneously entering into a Stock Option Agreement, of even date herewith (the "Stock Option Agreement"); and

                  WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the Arrangement (as defined herein) and also to prescribe certain conditions to the Arrangement.

                  NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:

                                   ARTICLE 1

                                THE ARRANGEMENT

     1.1. Plan of Arrangement. Subject to the terms and conditions of this Agreement and the Plan of Arrangement, substantially in the form attached hereto as Exhibit A (the "Plan of Arrangement"), at the Effective Time (as defined herein) (i) each outstanding Newcourt Common Share of which the holder is an Eligible Electing Holder (as defined in Section 2.1 hereof) for which the holder thereof shall have made a valid election shall be transferred by the holder thereof, without any act or formality on the part of such holder, to Exchangeco in exchange for a number of fully paid and non-assessable shares of Class A Common Stock, par value $0.01 per share (the "CIT Common Stock"), of CIT equal to the Exchange Ratio (as defined in Section 2.1 hereof), (ii) each Newcourt Common Share of which the holder is an Eligible Electing Holder for which the holder thereof shall have made a valid election shall be transferred by the holder thereof, without any act or formality on the part of such holder, to Exchangeco in exchange for a number of fully paid and non-assessable shares in the class of non-voting exchangeable shares in the capital of Exchangeco (each, an "Exchangeable Share") equal to the Exchange Ratio, (iii) each Newcourt Common Share held by any holder who is not an Eligible Electing Holder or who is an Eligible Electing Holder but who has not made a valid election as described above (other than (x) Newcourt Common Shares held by a Dissenting Shareholder who is ultimately entitled to be paid the fair value of the Newcourt Common Shares held by such shareholder and (y) Newcourt Common Shares held by CIT or any Subsidiary or affiliate thereof) shall be transferred by the holder thereof, without any act or formality on the part of such holder, to Exchangeco in exchange for a number of fully paid and non-assessable shares of CIT Common Stock equal to the Exchange Ratio, (iv) each Newcourt Option shall be exchanged


                                    Annex E
for a Replacement Option to purchase shares of CIT Common Stock as contemplated by Section 1.6 and (v) the other terms set forth in the Plan of Arrangement shall be implemented. The Plan of Arrangement provides for the terms of the Arrangement and the mode of carrying the Arrangement into effect. Such terms and conditions are incorporated by reference herein and made a part hereof.

     1.2. Implementation of Arrangement by Newcourt. Newcourt shall, following preparation with CIT of the Proxy Circular:

     (a) apply in a manner reasonably acceptable to CIT under section 182 of the OBCA for an order approving the Arrangement and for the Interim Order, and thereafter proceed with and diligently pursue the obtaining of the Interim Order;

     (b) convene and hold the meeting of Newcourt's shareholders contemplated by
Section 7.3 hereof for the purpose of considering the Arrangement Resolution and for any other proper purpose as may be set out in the notice for such meeting;

     (c) subject to obtaining such shareholder approval as is required by the Interim Order, proceed with and diligently pursue the application to the Court for the Final Order; and

     (d) subject to obtaining the Final Order and the satisfaction or waiver of the other conditions set forth herein, send to the Director for endorsement as a certificate of arrangement under section 183(2) of the OBCA, the Articles of Arrangement and such other documents as may be required in connection therewith under the OBCA to give effect to the Arrangement.

     1.3. Implementation of Arrangement by CIT. (a) As promptly as practicable following the date of this Agreement:

            (1) CIT shall incorporate Newco as a Nova Scotia unlimited liability company and a wholly owned Subsidiary of CIT with a class of common shares ("Newco Common Shares") and a class of preferred shares ("Newco Preferred Shares"); and

            (2) CIT shall, or shall cause Newco to, incorporate Exchangeco as a Nova Scotia limited liability company and a Subsidiary of Newco with authorized capital of (A) one million common shares ("Exchangeco Common Shares"), (B) 15 billion non-cumulative non-voting Class A preferred shares ("Exchangeco Class A Preferred Shares"), which shares shall be redeemable and retractable at any time for C$1.00 per share, (C) one billion cumulative non-voting Class B preferred shares ("Exchangeco Class B Preferred Shares"), which shares shall be redeemable after seven years at the option of Exchangeco for C$1.00 per share, and (D) one billion Exchangeable Shares.

     (b) At or prior to the Effective Time and subject to the satisfaction or waiver of the other conditions set forth herein:

          (1) CIT shall execute and deliver, and shall cause each of Newco and Exchangeco to execute and deliver, the Support Agreement;

          (2) CIT shall execute and deliver, and shall cause each of Newco and Exchangeco to execute and deliver, the Voting and Exchange Trust Agreement; and

          (3) CIT shall issue to the Trustee the CIT Special Voting Share.

     (c) Not later than the day next preceding the Effective Date, and subject to the satisfaction or waiver of the conditions set forth herein:

          (1) CIT shall transfer to Newco, in exchange for additional Newco Common Shares, shares of CIT Common Stock (the "CIT Closing Issuance Shares") in an amount sufficient to allow Exchangeco to meet its obligations to transfer CIT Common Stock to shareholders of Newcourt in accordance with the terms of the Plan of Arrangement;

          (2) CIT shall cause Newco to transfer the CIT Closing Issuance Shares to Exchangeco, in exchange for (A) Exchangeco Class B Preferred Shares having an aggregate fair market value not less than 2 percent of the value of Newcourt on the date of this Agreement (determined based on the Exchange Ratio and the closing price of CIT Common Stock on the New York Stock Exchange on the


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                                    Annex E
     day prior to the date of this Agreement) and (B) Exchangeco
     Class A Preferred Shares having an aggregate redemption price equal to the amount obtained by subtracting the aggregate fair market value of the Exchangeco Class B Preferred Shares from the aggregate current market price of the CIT Closing Issuance Shares; and

            (3) CIT shall cause Newco to sell to a third party not affiliated with either CIT or Newcourt a number of Exchangeco Class B Preferred Shares that exceeds 20 percent of the number of Exchangeco Class B Preferred Shares transferred to Newco pursuant to Section 1.3(c)(2).

     1.4. Interim Order. The notice of motion for the application referred to in Section 1.2(a) shall request that the Interim Order provide:

            (a) for the class of Persons to whom notice is to be provided in respect of the Arrangement and the meeting of Newcourt's shareholders contemplated by Section 7.3 hereof and for the manner in which such notice is to be provided;

            (b) that the requisite shareholder approval for the Arrangement Resolution shall be 66 2/3% of the votes cast on the Arrangement Resolution by holders of Newcourt Common Shares present in person or by proxy at the meeting of Newcourt's shareholders contemplated by Section
      7.3 hereof;

            (c) that, in all other respects, the terms, restrictions and conditions of the by-laws and articles of Newcourt, including quorum requirements and all other matters, shall apply in respect of the meeting of Newcourt's shareholders contemplated by Section 7.3 hereof; and

            (d) for the grant of the Dissent Rights.

     1.5. Articles of Arrangement. The Articles of Arrangement shall, with such other matters as are necessary to effect the Arrangement as described in Sections 1.1 and 1.6 hereof, provide as contemplated by the Plan of Arrangement.

     1.6. Treatment of Stock Options. At the Effective Time, each option granted by Newcourt (a "Newcourt Option") to purchase Newcourt Common Shares which is outstanding and unexercised immediately prior thereto shall be converted automatically into an option to purchase shares of CIT Common Stock (each a "Replacement Option") under the CIT Transition Option Plan in an amount and at an exercise price determined as provided below (and otherwise subject to the terms of the CIT Transition Option Plan):

            (a) The number of shares of CIT Common Stock to be subject to the Replacement Option shall be equal to the product of the number of Newcourt Common Shares subject to the original Newcourt Option immediately prior to the Effective Time and the Exchange Ratio, provided that any fractional shares of CIT Common Stock resulting from such multiplication shall be rounded down to the nearest whole number of shares of CIT Common Stock;

            (b) The exercise price per share of CIT Common Stock under the Replacement Option shall be equal to the exercise price per Newcourt Common Share under the original Newcourt Option immediately prior to the Effective Time divided by the Exchange Ratio, provided that such exercise price shall be rounded up to the nearest cent; and

            (c) The Board of Directors of Newcourt shall not exercise any discretion or take any action which would result in the acceleration of the vesting of any unvested Newcourt Option, or would result in any cash becoming payable by Newcourt or, after the Effective Time, CIT in respect of any such option; provided, however, that nothing contained herein shall be deemed to prohibit any such acceleration or cashout which is provided in any employment agreement between Newcourt and any holder of a Newcourt Option or in any new employment agreement between CIT and any holder of a Newcourt Option.

The duration and other terms of each Replacement Option shall be the same as the original Newcourt Option immediately prior to the Effective Time, except that all references to Newcourt shall be deemed to be references to CIT and except to the extent a new employment agreement to be entered into hereunder modifies the duration or the terms of the Replacement Options.


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                                    Annex E

                                   ARTICLE II

                               CERTAIN DEFINITIONS

      2.1. Certain Definitions. For purposes of this Agreement, the following terms shall have the respective meanings indicated:

      "Acquisition Proposal" means any tender or exchange offer, proposal for a merger, consolidation, amalgamation, arrangement or other business combination involving, or a recapitalization of, a party to this Agreement or any of its Subsidiaries or any proposal or offer to acquire in any manner a substantial equity interest in, or a substantial portion of the assets of, a party to this Agreement or any of its Subsidiaries other than the transactions contemplated or permitted by this Agreement, but "Acquisition Proposal" shall not include the entering into of partnerships, joint ventures, virtual joint ventures, investment funds and other similar arrangements as part of the ordinary course funding activities of such party;

     "Adjusted Exchange Ratio" means the Exchange Ratio that would be applicable under the first proviso to the definition of Exchange Ratio if Final Adjusted Shareholders' Equity was exactly $1,730,319,000.

     "Adjusted Shareholders Equity" as of any date shall mean total shareholders' equity reflected on the Section 7.2(d) Balance Sheet as of such date, (i) minus the amount of goodwill reflected on the Section 7.2(d) Balance Sheet as of such date, minus (ii) Excess After-Tax Securitization Fees, and
(iii) adjusted to exclude the effects of any Net Worth Charges.

     "Arrangement" means an arrangement under Section 182 of the OBCA on the terms and subject to the conditions set forth in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Section
9.3 hereof or Article 6 of the Plan of Arrangement or made at the direction of the Court in the Final Order.

     "Arrangement Documents" has the meaning set forth in Section 5.3.

     "Arrangement Resolution" means the special resolution of the holders of Newcourt Common Shares, to be substantially in the form and content of Exhibit B attached hereto.

     "Articles of Arrangement" means the articles of arrangement of Newcourt in respect of the Arrangement filed under the OBCA after the Final Order is made giving effect to the Arrangement.

     "Bankruptcy Exception" means, in respect of any agreement, contract or commitment, any limitation thereon imposed (i) by any bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar law affecting creditors' rights and remedies generally and (ii) with respect to the enforceability of any agreement, contract or commitment, by general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity).

     "Base Equity" equals $1,830,319,000.

     "BHC Act" means the Bank Holding Company Act of 1956, as amended.

     "Canadian GAAP" means Canadian generally accepted accounting principles.

     "Canadian Resident" means a resident of Canada for the purpose of the Income Tax Act (Canada).

     "CIT Closing Issuance Shares" has the meaning set forth in Section
1.3(c)(1).

     "CIT Common Stock" has the meaning set forth in Section 1.1 (it being understood that to the extent that, prior to the Effective Time, the CIT Certificate of Incorporation is amended to rename or reclassify the Class A common stock, "CIT Common Stock" shall refer to the Class A common stock as so renamed or reclassified).

     "CIT Contract" has the meaning set forth in Section 5.15.

     "CIT Disclosure Schedule" has the meaning set forth in Section 3.1.

     "CIT ERISA Affiliate" has the meaning set forth in Section 5.11.


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                                    Annex E

     "CIT Plans" has the meaning set forth in Section 5.11.

     "CIT Price" means $26.0625.

     "CIT Regulatory Agencies" has the meaning set forth in Section 5.5.

     "CIT Regulatory Agreement" has the meaning set forth in Section 5.16.

     "CIT Reports" has the meaning set forth in Section 5.12.

     "CIT Shareholder Matters" has the meaning set forth in Section 7.3.

     "CIT Special Voting Share" has the meaning set forth in the Voting and Exchange Trust Agreement.

     "CIT Subsidiary" means each Subsidiary of CIT.

     "CIT Transition Option Plan" means an option plan to be established by CIT pursuant to which Replacement Options will be issued.

     "Closing" has the meaning set forth in Section 10.1.

     "Closing Date" has the meaning set forth in Section 10.1.

     "Code" means the Internal Revenue Code of 1986, as amended.

     "Confidentiality Agreement" has the meaning set forth in Section 7.2.

     "Court" means the Ontario Court of Justice (General Division).

     "Co-Venturer" has the meaning set forth in Section 7.1.

     "Date Data" has the meaning set forth in Section 4.21.

     "Date-Sensitive System" has the meaning set forth in Section 4.21.

     "Dell Contract" means the Agreement of Limited Partnership of Dell Financial Services, LP, dated April 14, 1997, by and among Dell Credit Company LLC, Dell DFS Corporation and Newcourt DFS Inc. and the "Ancillary Agreements" contemplated therein.

     "Director" means the Director appointed pursuant to Section 278 of the OBCA.

     "Dissenting Shareholder" has the meaning set forth in Section 1.1 of the Plan of Arrangement.

     "Dissent Rights" means the rights of dissent in respect of the Arrangement granted to holders of Newcourt Common Shares described in the Plan of Arrangement.

     "Effective Time" has the meaning set forth in the Plan of Arrangement.

     "Eligible Holder" means a holder of Newcourt Common Shares (i) who is a Canadian Resident, or (ii) which is a partnership that owns Newcourt Common Shares if one or more of its members would be an Eligible Electing Holder under clause (i) of this definition if such members held such shares directly.

     "Encumbrance" means, with respect to any Property, any encumbrance, mortgage, hypothecation, prior claim, lien, pledge, collateral assignment, assignment for security, charge, security interest or equitable interest in respect of such Property or any restriction on the right to vote, sell or otherwise dispose of such Property.

     "Environmental Laws" has the meaning set forth in Section 4.17.

     "ERISA" has the meaning set forth in Section 4.11.

     "ERISA Affiliate" has the meaning set forth in Section 4.11.

     "Excess After-Tax Securitization Fees" shall mean the product of (i) Excess Securitization Fees and (ii) .60.

     "Excess Securitization Fees" shall mean: (i) if the Final Net Worth Statement is dated as of September 30, 1999, the amount, if any, by which Securitization Fees realized during the period from July 1, 1999 through September 30, 1999 exceeds $90 million; (ii) if the Final Net Worth Statement is dated as of October 31, 1999,


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                                    Annex E
the amount, if any, by which Securitization Fees realized during the period from July 1, 1999 through October 31, 1999 exceeds $120 million; (iii) if the Final Net Worth Statement is dated as of November 30, 1999, the amount, if any, by which Securitization Fees realized during the period from July 1, 1999 through November 30, 1999 exceeds $150 million; and (iv) if the Final Net Worth Statement is dated as of December 31, 1999, the amount, if any, by which Securitization Fees realized during the period from July 1, 1999 through December 31, 1999 exceeds $210 million.

     "Exchange Act" means the Securities Exchange Act of 1934, as amended.

     "Exchange Ratio" shall mean .70, provided, however, that if Final Adjusted Shareholders' Equity is less than Base Equity and equal to or greater than $1,730,319,000, then the Exchange Ratio shall equal the quotient (rounded to the nearest ten-thousandth (1/10,000) of a share) obtained by dividing (i) the amount by which (A) the product of (x) .70 and (y) Total Newcourt Shares exceeds
(B) the quotient obtained by dividing (x) the amount by which Base Equity exceeds Final Adjusted Shareholders' Equity by (y) the CIT Price by (ii) Total Newcourt Shares; provided further, however, that if Final Adjusted Shareholders' Equity is less than $1,730,319,000 then the Exchange Ratio shall equal the quotient (rounded to the nearest ten-thousandth (1/10,000) of a share) obtained by dividing (i) the amount by which (A) the product of (x) the Adjusted Exchange Ratio and (y) Total Newcourt Shares exceeds (B) the quotient obtained by dividing (x) the product of (1) 1.5 and (2) the amount by which $1,730,319,000 exceeds Final Adjusted Shareholders' Equity by (y) the CIT Price by (ii) Total Newcourt Shares.

     "Exchangeable Shares" has the meaning set forth in Section 1.1.

     "Exchangeco" means a Subsidiary of Newco incorporated as a limited liability company under the laws of the Province of Nova Scotia, all of the Exchangeco Common Shares of which will be owned by Newco.

     "Exchangeco Class A Preferred Shares" has the meaning set forth in Section 1.3(a)(2).

     "Exchangeco Class B Preferred Shares" has the meaning set forth in Section 1.3(a)(2).

     "Exchangeco Common Shares" has the meaning set forth in Section 1.3(a)(2).

     "Federal Reserve Board" has the meaning set forth in Section 5.4.

     "Final Adjusted Shareholders' Equity" shall mean Adjusted Shareholders' Equity calculated on the basis of the Final Net Worth Statement.

     "Final Net Worth Statement" shall mean the Section 7.2(d) Balance Sheet as of the end of the month immediately preceding the month in which the Closing shall occur; provided, however, that if the Closing Date is a day that is the fifteenth or earlier day of a month, then the "Final Net Worth Statement" shall mean the Section 7.2(b) Balance Sheet as of the end of the second preceding month prior to the month in which the Closing shall occur.

     "Final Order" means the final order of the Court approving the Arrangement as such order may be amended at any time prior to the Effective Time or, if appealed, then unless such appeal is withdrawn or denied, as affirmed.

     "Governmental Entity" has the meaning set forth in Section 4.4.

     "Hazardous Materials" has the meaning set forth in Section 4.17.

     "Injunction" has the meaning set forth in Section 8.1.

     "Interim Order" means the interim order of the Court in respect of the Arrangement as contemplated by Section 1.4.

     "ITA" means the Income Tax Act (Canada).

     "Lucent Contract" means the Financial Services Agreement, dated March 9, 1998, by and between Lucent Technologies Inc. and Newcourt Credit Group, Inc.

     "Material Adverse Effect" means, with respect to CIT or Newcourt, as the case may be, a material adverse effect on (a) the business or financial condition of such party and its Subsidiaries taken as a whole, other than


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                                    Annex E
any such effect attributable to or resulting from (i) any change in general economic or capital market conditions or in prevailing levels of interest rates,
(ii) with respect to Newcourt, any change in Canadian GAAP or, with respect to CIT, any change in U.S. GAAP, (iii) any action or omission of Newcourt or CIT or any Subsidiary of either of them taken with the prior written consent of the other party hereto, or (iv) solely with respect to a material adverse effect on the financial condition of Newcourt and its Subsidiaries taken as a whole, any fact, circumstance or event to the extent such fact, circumstance or event is reflected in the calculation of Final Adjusted Shareholders' Equity, or (b) the ability of such party and its Subsidiaries to consummate the transactions contemplated hereby.

     "ME" means the Montreal Exchange.

     "New CIT" means CIT from and after the Effective Time.

     "Net Worth Charge" means costs, losses, provisions, charge-offs and write-offs (including provisions that are made to comply with Section 7.20 hereof to the extent such provisions are made in respect of charge-offs of any assets set forth on Schedule X attached to Section 4.6 of the Newcourt Disclosure Schedule) which have the effect of reducing shareholders' equity and which result from or relate to (i) the assets, accounts and balance sheet items reflected on such Schedule X but only to the extent specified thereon and (ii) up to $30 million of out-of-pocket or accrued fees and expenses (consisting of legal, accounting, and investment banking fees and expenses, registration and filing fees, and printing expenses) incurred and to be incurred by Newcourt in connection with the transactions contemplated hereby, plus litigation costs in respect of any shareholder litigation commenced on or after the date hereof, plus all severance-related costs (other than those set forth in Section 2.1 of the Newcourt Disclosure Schedule), retention-related costs not to exceed $12 million and disclosed prior to the date hereof to CIT, and retention-related costs expressly approved by CIT after the date hereof.

     "Newco" means a wholly owned Subsidiary of CIT incorporated as an unlimited liability company under the laws of the Province of Nova Scotia.

     "Newco Common Share" has the meaning set forth in Section 1.3(a)(1).

     "Newco Preferred Share" has the meaning set forth in Section 1.3(a)(1).

     "Newcourt Common Share" means a common share in the capital of Newcourt, and, for purposes of Section 1.1, shall mean a common share in the capital of Newcourt or a Newcourt Special Share.

     "Newcourt Contract" has the meaning set forth in Section 4.15.

     "Newcourt Disclosure Schedule" has the meaning set forth in Section 3.1.

     "Newcourt Employees" has the meaning set forth in Section 7.7.

     "Newcourt Fee Amount" has the meaning set forth in Section 9.2(b).

     "Newcourt Option Plan" means the Employee Stock Option Plan of Newcourt, adopted on November 19, 1993, as amended on October 24, 1995, March 25, 1997, May 2, 1997, February 4, 1998 and February 18, 1999.

     "Newcourt OSC Report" has the meaning set forth in Section 4.12.

     "Newcourt SEC Report" has the meaning set forth in Section 4.12.

     "Newcourt Regulatory Agency" has the meaning set forth in Section 4.5.

     "Newcourt Regulatory Agreement" has the meaning set forth in Section 4.16.

     "Newcourt Reports" has the meaning set forth in Section 4.12.

     "Newcourt Shareholder Matters" has the meaning set forth in Section 7.3.

     "Newcourt Special Share" has the meaning set forth in Section 4.2.

     "Newcourt Subsidiary" means each Subsidiary of Newcourt.

     "NYSE" means the New York Stock Exchange.


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                                    Annex E

     "OBCA" means the Business Corporations Act (Ontario).

     "Ontario Securities Act" means the Securities Act (Ontario).

     "OSC" means the Ontario Securities Commission.

     "OSFI" means the Office of the Superintendent of Financial Institutions of Canada.

     "Outside Termination Date" has the meaning set forth in Section 9.1(c).

     "Permitted Encumbrance" means, with respect to a particular party, (a) any lien for Taxes not yet due and payable or being contested in good faith, (b) any mechanics', materialmen's, workmen's, warehousemen's, carriers' and other similar liens and Encumbrances arising in the ordinary course of business, (c) as to any Property with respect to which such party or any of its Subsidiaries is the lessor, seller or secured party, as the case may be, pursuant to the terms of any loan, lease, sale contract, credit or finance agreement or similar arrangement (a "receivable") (whether initially or as an assignee), any Encumbrance that is permitted in accordance with the terms of, or created by, such receivable relating to such Property, (d) any Encumbrance to the extent that the obligation secured thereby is reflected on such party's December 31, 1998 balance sheet, (e) any imperfection of title, easement or Encumbrance, if any, that does not interfere with the use or materially impair the value of the respective Property as such Property is used on the date of this Agreement, (f) any Encumbrance incurred after December 31, 1998, in the ordinary course of business, consistent with past practice, (g) any rights under any vendor program permitting the repurchase of receivables originated, purchased or financed thereunder and (h) buyout rights under partnerships, joint ventures or virtual joint venture relationships in accordance with the terms of the agreements establishing such partnerships, joint ventures or virtual joint venture relationships.

     "Person" means an individual, partnership, limited partnership, limited liability partnership, limited liability company, foreign limited liability company, trust, estate, corporation, custodian, trustee, executor, administrator, nominee or any other entity.

     "Phase II Transactions" has the meaning set forth in Section 7.19(a).

     "Plan" has the meaning set forth in Section 4.11.

     "Plan of Arrangement" has the meaning set forth in Section 1.1.

     "Primary Approvals" means the approvals, if any, of the Federal Reserve Board, the OSFI, the Minister of Finance of Canada, the Governor in Council of Canada, the Ministry of Finance of Japan (including any acceptance of notice by the Ministry of Finance of Japan) and the Financial Supervisory Agency of Japan required to consummate the transactions contemplated hereby (including the Arrangement), and compliance with the pre-merger notification filing requirements under Part IX of the Competition Act (Canada) and the expiration of the applicable waiting period in relation thereto or the receipt of an ARC (as defined in Section 4.4 hereof) pursuant to Section 102 of such act.

     "Property" means any property and assets of whatsoever nature, including real property, personal property (whether tangible or intangible) and any claims, rights and choses in action.

     "Proxy Circular" has the meaning set forth in Section 4.4.

     "Registration Statement" has the meaning set forth in Section 7.1.

     "Replacement Option" has the meaning set forth in Section 1.6.

     "SEC" means the Securities and Exchange Commission.

     "Section 7.2(d) Balance Sheet" means any consolidated balance sheet delivered pursuant to Section 7.2(d) hereof.

     "Section 7.2(d) Income Statement" means any consolidated income statement delivered pursuant to Section 7.2(d) hereof.

     "Securities Act" means the Securities Act of 1933, as amended.


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                                    Annex E

     "Securitization Fees" means securitization gains of Newcourt recorded during the period July 1, 1999 through the date of the Final Net Worth Statement, as set forth in the Schedule 7.2(d) Income Statements for such period and calculated on a basis consistent with past practice.

     "Significant Newcourt Subsidiary" means any Newcourt Subsidiary that constitutes a "significant subsidiary" under Rule 405 promulgated by the SEC under the Securities Act.

     "Significant CIT Subsidiary" means any CIT Subsidiary that constitutes a "significant subsidiary" under Rule 405 promulgated by the SEC under the Securities Act.

     "SRO" has the meaning set forth in Section 4.5.

     "State Regulator" has the meaning set forth in Section 4.5.

     "Stock Option Agreement" has the meaning set forth in the fifth WHEREAS clause at the beginning of this Agreement.

     "Subsidiary" means, with respect to any Person, any corporation, partnership or other organization, whether incorporated or unincorporated, which is consolidated with such Person for financial reporting purposes.

     "Support Agreement" means an Exchangeable Share Support Agreement to be made among Exchangeco, CIT and Newco substantially in the form and content attached to Exhibit C hereto, with such changes thereto as shall be reasonably acceptable to the parties hereto.

     "Taxes" has the meaning set forth in Section 4.10.

     "Tax Return" has the meaning set forth in Section 4.10.

     "Total Newcourt Shares" shall mean the sum of (i) the total number of Newcourt Common Shares issued and outstanding immediately prior to the Effective Time (including Newcourt Common Shares held by CIT or any of its Subsidiaries, Newcourt Common Shares held by shareholders who perfect Dissent Rights and Newcourt Common Shares held by Newcourt or any of its Subsidiaries to the extent such shares are held in a fiduciary capacity for the benefit of third parties) and (ii) the number of Newcourt Common Shares subject to Newcourt Options that are deemed to be outstanding immediately prior to the Effective Time calculated under the treasury method assuming the Exchange Ratio is .70 and based on the CIT Price.

     "Trustee" means a Canadian trust company reasonably acceptable to both Newcourt and CIT, which will act as trustee under the Voting and Exchange Trust Agreement.

     "TSE" means The Toronto Stock Exchange.

     "U.S. GAAP" has the meaning set forth in Section 5.6.

     "Voting and Exchange Trust Agreement" means an agreement to be made among CIT, Exchangeco and the Trustee substantially in the form and content of Exhibit D attached hereto, with such changes thereto as shall be reasonably acceptable to the parties hereto.

     "Year 2000 Compliant" has the meaning set forth in Section 4.21.

                                  ARTICLE III

                        DISCLOSURE SCHEDULES; STANDARDS
                       FOR REPRESENTATIONS AND WARRANTIES

     3.1. Disclosure Schedules. Prior to the execution and delivery of this Agreement, Newcourt has delivered to CIT, and CIT has delivered to Newcourt, a schedule (in the case of Newcourt, the "Newcourt Disclosure Schedule," and in the case of CIT, the "CIT Disclosure Schedule") setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more of such party's representations or warranties contained in Article IV, in the case of Newcourt, or Article V, in the case of CIT, or to one or more of such party's covenants contained in Article VI; provided, however, that notwithstanding anything in this Agreement


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                                    Annex E
to the contrary (a) no such item is required to be set forth in the Disclosure Schedule as an exception to a representation or warranty (other than Sections 4.2, 4.3(a) and 4.3(b)(i), 4.7, 4.11(a) and 4.18, with respect to Newcourt, and Sections 5.2, 5.3(a) and 5.3(b)(i), 5.7, 5.11(a) and 5.18, with respect to CIT) if its absence would not result in the related representation or warranty being deemed untrue or incorrect under the standard established by Section 3.2; provided, that the party shall have used its best efforts to cause its Disclosure Schedule to be accurate (provided that a party shall not be deemed not to have used its best efforts if it fails to disclose items or matters which, individually or in the aggregate, are not material), and (b) the mere inclusion of an item in a Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by a party that such item represents a material exception or material fact, event or circumstance or that such item has had or is reasonably expected to have a Material Adverse Effect with respect to either Newcourt or CIT, respectively.

     3.2. Standards. No representation or warranty of Newcourt contained in
Article IV (other than the representations and warranties contained in Sections 4.2, 4.3(a) and 4.3(b)(i), 4.7, 4.11(a), and 4.18) or of CIT contained in
Article V (other than the representations and warranties contained in Sections 5.2, 5.3(a) and 5.3(b)(i), 5.7, 5.11(a), and 5.18) shall be deemed untrue or incorrect for any purpose under this Agreement, and no party hereto shall be deemed to have breached any such representation or warranty for any purpose under this Agreement, in any case as a consequence of the existence or absence of any fact, circumstance or event unless such fact, circumstance or event, individually or when taken together with all other facts, circumstances or events inconsistent with any representations or warranties contained in Article IV, in the case of Newcourt, or Article V, in the case of CIT, has had or is reasonably expected to have a Material Adverse Effect with respect to Newcourt or CIT, respectively.

                                   ARTICLE IV
                   REPRESENTATIONS AND WARRANTIES OF NEWCOURT

     Subject to Article III and except as contemplated by this Agreement and the Plan of Arrangement or as set forth in the Newcourt Disclosure Schedule, Newcourt hereby represents and warrants to CIT as follows:

     4.1. Corporate Organization. (a) Newcourt is a corporation duly organized, validly existing and in good standing under the laws of Ontario. Newcourt has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary. The restated articles of incorporation dated February 8, 1996, as amended by articles of amendment dated March 26, 1997 (the "Restated Articles of Incorporation"), and by-laws no. 1 and 4 of Newcourt, copies of which have previously been delivered to CIT, are true and correct copies of such documents as in effect as of the date of this Agreement.

     (b) Each Newcourt Subsidiary is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization. Each Newcourt Subsidiary has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or the location of the properties and assets owned or leased by it makes such licensing or qualification necessary. The articles of incorporation, by-laws and similar governing documents of each Significant Newcourt Subsidiary, copies of which have previously been made available to CIT, are true and correct copies of such documents as in effect as of the date of this Agreement. As of the date of this Agreement, other than the Newcourt Subsidiaries, Newcourt does not own beneficially, directly or indirectly, more than 5% of any class of equity securities or similar interests of any corporation, bank, business trust, association or similar organization, and is not, directly or indirectly, a partner in any partnership or party to any joint venture.

     (c) The minute books of Newcourt and each Newcourt Subsidiary contain true and correct records of all meetings and other corporate actions held or taken since December 31, 1996 of their respective shareholders and Boards of Directors (including committees of their respective Boards of Directors).


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                                    Annex E

     4.2. Capitalization. (a) As of the date of this Agreement, the authorized capital stock of Newcourt consists of an unlimited number of Newcourt Common Shares, an unlimited number of special shares (the "Newcourt Special Shares") and an unlimited number of Class A preference shares (the "Newcourt Class A Preferred Shares"). As of August 3, 1999, there were 148,488,329 Newcourt Common Shares outstanding and no Newcourt Common Shares held by Newcourt as treasury stock. As of August 3, 1999, there were (i) no Newcourt Common Shares reserved for issuance upon exercise of outstanding stock options or otherwise, except for
(x) 7,137,055 Newcourt Common Shares reserved for issuance pursuant to options outstanding under the Newcourt Option Plan and (y) 22,273,249 Newcourt Common Shares reserved for issuance upon exercise of the option granted to CIT pursuant to the Stock Option Agreement, and (ii) no Newcourt Special Shares or Newcourt Class A Preference Shares issued or outstanding, held in Newcourt's treasury or reserved for issuance upon exercise of outstanding stock options or otherwise. All of the issued and outstanding Newcourt Common Shares have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. Except as referred to above, Newcourt does not have and is not bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any Newcourt Common Shares, Newcourt Special Shares or Newcourt Class A Preferred Shares or any other equity security of Newcourt or any securities representing the right to purchase or otherwise receive any Newcourt Common Shares or any other equity security of Newcourt. The names of the optionees, the date of each option to purchase Newcourt Common Shares granted, the number of shares subject to each such option, the expiration date of each such option, and the price at which each such option may be exercised under the Newcourt Option Plan are set forth in Section 4.2(a) of the Newcourt Disclosure Schedule.

     (b) Section 4.2(b) of the Newcourt Disclosure Schedule sets forth a true and correct list of all of the Newcourt Subsidiaries as of the date of this Agreement. As of the date of this Agreement, Newcourt owns, directly or indirectly, all of the issued and outstanding shares of the capital stock of each of such Subsidiaries, free and clear of all Encumbrances other than Permitted Encumbrances contemplated by clause (h) of the definition thereof, and all of such shares are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. Except for Permitted Encumbrances contemplated by clause (h) of the definition thereof, as of the date of this Agreement, no Newcourt Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary. Assuming compliance by CIT with Section 1.6, at the Effective Time, there will not be any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character by which Newcourt or any of the Newcourt Subsidiaries will be bound calling for the purchase or issuance of any shares of the capital stock of Newcourt or, except for buyout rights under partnerships, joint ventures or virtual joint venture relationships in accordance with the terms of the agreements establishing such partnerships, joint ventures or virtual joint venture relationships, any of the Newcourt Subsidiaries.

     4.3. Authority; No Violation. (a) Newcourt has full corporate power and authority to execute and deliver this Agreement and, subject to receipt of the approval of Newcourt's shareholders and the Court, to consummate the transactions contemplated hereby and by the Plan of Arrangement. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby and by the Plan of Arrangement have been duly and validly approved by the Board of Directors of Newcourt. The Board of Directors of Newcourt has directed that the Arrangement Resolution be submitted to Newcourt's shareholders for approval at a meeting of such shareholders and, except for the approval of the Arrangement Resolution by the requisite vote of the holders of the Newcourt Common Shares and the approval by Newcourt of the Proxy Circular and of other matters relating solely to the implementation of the Arrangement, no other corporate proceedings on the part of Newcourt are necessary to approve this Agreement and the Plan of Arrangement and to consummate the transactions contemplated hereby and thereby. This Agreement has been duly and validly executed and delivered by Newcourt and (assuming due authorization, execution and delivery by CIT) this Agreement constitutes a valid and binding obligation of Newcourt, enforceable against Newcourt in accordance with its terms, except as may be limited by the Bankruptcy Exception.


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                                    Annex E

     (b) Neither the execution and delivery of this Agreement by Newcourt, nor the consummation by Newcourt of the transactions contemplated hereby or by the Plan of Arrangement, nor compliance by Newcourt with any of the terms or provisions hereof, will (i) violate any provision of the Restated Articles of Incorporation or By-laws of Newcourt, (ii) violate any provision of the certificate of incorporation, by-laws or similar governing documents of any of the Newcourt Subsidiaries, or (iii) assuming that the consents and approvals referred to in Section 4.4 hereof are duly obtained, (x) violate any statute, code, ordinance, rule, regulation, mandatory government policy, judgment, order, writ, decree or injunction applicable to Newcourt or any of the Newcourt Subsidiaries, or any of their respective Properties, or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, require any payment under, result in the termination of or a right of termination or cancellation under, accelerate or permit the creation of an obligation to accelerate the performance required by, result in the loss of any benefit under, or result in a right of first refusal or option to purchase or acquire, or result in the creation of any Encumbrance (other than any Permitted Encumbrance) upon any of the respective Properties of Newcourt or any of the Newcourt Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, loan or credit agreement or other agreement or other instrument or obligation to which Newcourt or any of the Newcourt Subsidiaries is a party, or by which they or any of their respective Properties may be bound or affected.


     4.4. Consents and Approvals. Except for (a)(i) compliance with the premerger notification filing requirements under Part IX of the Competition Act (Canada) and the expiration of the applicable waiting period in relation thereto or (ii) receipt of an advance ruling certificate (an "ARC") pursuant to section 102 of the Competition Act (Canada), (b) the filing of applications with the appropriate financial regulatory authorities in the provinces, states and countries in which Newcourt or any Newcourt Subsidiary conducts business, (c) receipt of exemption orders from the provincial securities regulators from the registration and prospectus requirements with respect to the Exchangeable Shares, (d) the filing with the Court, the SEC, the OSC and other Canadian securities regulatory authorities of a joint proxy statement and proxy circular in definitive form relating to the meetings of Newcourt's shareholders and CIT's shareholders to be held in connection with this Agreement and the transactions contemplated hereby (the "Proxy Circular") and the mailing to Newcourt's shareholders of the Proxy Circular and the filing by CIT and declaration of the effectiveness of the Registration Statement in respect of the shares of CIT Common Stock issuable upon the exchange of the Exchangeable Shares, (e) the approval of the Plan of Arrangement by the requisite vote of the shareholders of Newcourt, (f) filings with the Director appointed pursuant to Section 278 of the OBCA, (g) approval of the TSE regarding the listing of the Exchangeable Shares,
(i) the approval of the Court of the Arrangement and the filing of the Articles of Arrangement and any other documents required by the OBCA by way of issuance of the Interim Order and the Final Order, and (h) such filings, authorizations, orders and approvals as may be required under the Ontario Securities Act and other relevant Canadian securities statutes, any other applicable federal, provincial or state securities laws and the rules of the TSE, the ME and the NYSE, no consents, orders or approvals of or filings or registrations with any foreign or domestic court, regulatory body, administrative agency or commission or other governmental authority or instrumentality (each a "Governmental Entity") or with any third party are necessary in connection with (1) the execution and delivery by Newcourt of this Agreement and the Plan of Arrangement and (2) the consummation by Newcourt of the Arrangement and the other transactions contemplated hereby.

     4.5. Reports. Newcourt and each of the Newcourt Subsidiaries have timely filed all reports, schedules, forms, registrations, statements and other documents, together with any amendments required to be made with respect thereto, that they were required to file since December 31, 1996 with (i) any state finance commissions or any other provincial or state regulatory authority, other than Tax authorities (each a "State Regulator"), (ii) the OSC, (iii) the TSE, the ME and the NYSE and (iv) any self-regulatory organization ("SRO") (collectively, the "Newcourt Regulatory Agencies"), and have paid all fees and assessments due and payable in connection therewith. Except for normal examinations conducted by a Newcourt Regulatory Agency in the regular course of the business of Newcourt and the Newcourt Subsidiaries, and except as set forth in Section 4.5 of the Newcourt Disclosure Schedule, no Newcourt Regulatory Agency has initiated any proceeding or, to the knowledge of Newcourt, investigation into the business or operations of Newcourt or any of the Newcourt Subsidiaries since December 31, 1996. Except as set forth in Section 4.5 of the Newcourt Disclosure Schedule, there is no unresolved violation or exception by any Newcourt Regulatory Agency with respect to any report or statement relating to any examinations of Newcourt or any of the Newcourt Subsidiaries.


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                                    Annex E

     4.6. Financial Statements. Newcourt has previously made available to CIT copies of (a) the consolidated balance sheets of Newcourt and the Newcourt Subsidiaries as of December 31 for the fiscal years 1997 and 1998, and the related consolidated statements of income and retained earnings and cash flows for the fiscal years 1996 through 1998, inclusive, in each case accompanied by the audit report of Ernst & Young, independent public accountants with respect to Newcourt and (b) the unaudited consolidated balance sheets of Newcourt and the Newcourt Subsidiaries as of March 31, 1999 and June 30, 1999 and the related unaudited consolidated statements of income and retained earnings and cash flows for the three month and six month periods then ended, respectively, each of which has been reviewed by Ernst & Young in accordance with the procedures specified by the Canadian Institute of Chartered Accountants for a review of interim financial information as described in Section 7100 of the Handbook of the Canadian Institute of Chartered Accountants. The December 31, 1997 and 1998 consolidated balance sheets of Newcourt, including the related notes, fairly present the consolidated financial position of Newcourt and the Newcourt Subsidiaries as of the dates thereof, and the other financial statements referred to in this Section 4.6 (including the related notes, where applicable) fairly present, and the financial statements to be filed with the OSC after the date hereof will fairly present (subject, in the case of unaudited interim statements, to recurring audit adjustments normal in nature and amount), the results of the consolidated operations and consolidated financial position of Newcourt and the Newcourt Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth; each of such statements (including the related notes, where applicable) complies, and the financial statements to be filed with the OSC after the date hereof will comply, with applicable accounting requirements and with the published rules and regulations of the OSC with respect thereto; and each of such statements (including the related notes, where applicable) has been, and the financial statements to be filed with the OSC after the date hereof will be, prepared in accordance with Canadian GAAP consistently applied during the periods involved, except as indicated in the notes thereto or, in the case of unaudited interim statements, as permitted by the rules and regulations of the OSC. Except (A) as reflected in such financial statements or in the notes thereto, (B) for liabilities incurred in connection with this Agreement or the transactions contemplated hereby and (C) for liabilities or obligations incurred in the ordinary course of business, neither Newcourt nor any of the Newcourt Subsidiaries has any liabilities or obligations of any nature as of the date of this Agreement, which, individually or in the aggregate, have had a Material Adverse Effect on Newcourt as of the date of this Agreement. The books and records of Newcourt and the Significant Newcourt Subsidiaries have been, and are being, maintained in all material respects in accordance with Canadian GAAP and any other applicable legal and accounting requirements.

      4.7. Broker's Fees. Neither Newcourt nor any Newcourt Subsidiary nor any of their respective officers or directors has employed any broker or finder or incurred any liability for any broker's fees, commissions or finder's fees in connection with any of the transactions contemplated by this Agreement, except that Newcourt has engaged, and will pay a fee or commission to, Goldman, Sachs & Co. ("Goldman Sachs") and CIBC World Markets Inc. ("Gundy") in accordance with the terms of a letter agreement among Goldman Sachs, Gundy and Newcourt, a true and correct copy of which has been previously made available by Newcourt to CIT.


     4.8. Absence of Changes. (a) Since December 31, 1998, (x) there has not been: (1) any declaration, setting aside or payment of any dividend or other distribution with respect to Newcourt's shares other than the declaration and payment of regular quarterly cash dividends; (2) to the knowledge of Newcourt, any labor dispute or charge of unfair labor practice (other than routine individual grievances), any activity or proceeding by a labor union or representative hereof to organize any employees of Newcourt or any Newcourt Subsidiary or any campaign conducted to solicit authorization from such employees to be represented by such labor union; or (3) any increase in or modification of the compensation or benefits payable or to become payable by any of Newcourt or the Newcourt Subsidiaries to any of its directors or employees, except in the ordinary course of business consistent with past practices; (4) any acquisition or sale of Property of Newcourt or any Significant Newcourt Subsidiary, other than in the ordinary course of business consistent with past practice and other than as permitted under Section 6.1 or 7.4(b); (5) any change by Newcourt in accounting methods, principles or practices (other than as disclosed in the notes to Newcourt's consolidated financial statements as of and for the year ended December 31, 1998) except as required by changes in Canadian GAAP or U.S. GAAP as concurred to by Newcourt's independent auditors; or (6) through the date of this Agreement, any writing off of the value of any assets, other than as disclosed in the Newcourt Reports filed after December 31, 1998 and prior to the date of this Agreement or disclosed in the consolidated financial statements of Newcourt furnished to CIT prior to


                                       13
                                    Annex E
the date of this Agreement; and (y) except for actions taken by Newcourt in connection with the transactions contemplated by this Agreement or the March Agreement, Newcourt and the Newcourt Subsidiaries have carried on their respective businesses in the ordinary course consistent with their past practices.

     (b) The books, records and accounts of Newcourt and the Newcourt Subsidiaries (i) have been maintained in accordance with good business practices on a basis consistent with prior years and (ii) are stated in reasonable detail and accurately and fairly reflect the transactions and dispositions of Newcourt. Newcourt has devised and maintains a system of internal accounting controls sufficient to provide reasonable assurances that (x) transactions are executed in accordance with management's general or specific authorization; and (y) transactions are recorded as necessary (A) to permit preparation of financial statements in conformity with Canadian GAAP, U.S. GAAP or any other criteria applicable to such statements and (B) to maintain accountability of assets.

     4.9. Legal Proceedings. (a) Neither Newcourt nor any of the Newcourt Subsidiaries is a party to any, and there are no pending or, to the knowledge of Newcourt, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against Newcourt or any of the Newcourt Subsidiaries or challenging the validity or propriety of the transactions contemplated by this Agreement.

     (b) There is no injunction, order, judgment, decree, or regulatory restriction imposed upon Newcourt, any of the Newcourt Subsidiaries or the assets of Newcourt or any of the Newcourt Subsidiaries.

      4.10. Taxes. (a) Each of Newcourt and the Newcourt Subsidiaries has (i) duly and timely filed (including applicable extensions granted without penalty) all material Tax Returns (as hereinafter defined) required to be filed at or prior to the Effective Time, and such Tax Returns are true and correct in all material respects except to the extent adequate provision has been made with respect thereto in Newcourt's consolidated financial statements, (ii) paid in full or made adequate provision in the financial statements of Newcourt (in accordance with Canadian GAAP) for all Taxes (as hereinafter defined) shown to be due on such Tax Returns and (iii) not received written notice of a proposed assessment or reassessment of a material liability for unpaid Taxes, the amount of which has not been previously paid or adequately provided for in Newcourt's consolidated financial statements. As of the date hereof neither Newcourt nor any of the Newcourt Subsidiaries has requested any extension of time within which to file any material Tax Returns in respect of any fiscal year which have not since been filed and no request for waivers of the time to assess any Taxes are pending or outstanding. No material Tax liens have been filed with respect to Newcourt or any Newcourt Subsidiary, other than for Taxes not yet due and payable or those being contested in good faith.

     (b) For the purposes of this Agreement, "Taxes" shall mean all taxes, charges, fees, levies, penalties or other assessments imposed by any United States federal, state, local or foreign taxing authority, including, but not limited to income, excise, property, sales, transfer, franchise, payroll, Canada or Quebec Pension Plan premiums, withholding, social security or other taxes, including any interest, penalties or additions attributable thereto. For purposes of this Agreement, "Tax Return" shall mean any return, report, information return or other document (including any related or supporting information) with respect to Taxes.

      4.11. Employees. (a) Section 4.11(a) of the Newcourt Disclosure Schedule sets forth a true and correct list of each material deferred compensation plan, incentive compensation plan, equity compensation plan, "welfare" plan, fund or program (within the meaning of section 3(1) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")); "pension" plan, fund or program (within the meaning of section 3(2) of ERISA or the ITA); each material employment, termination or severance agreement (other than employment letters with employees entered into in the ordinary course of business); and each other material employee benefit plan, fund, program, agreement or arrangement, in each case, that is (or, with respect to any pension plan that is or was subject to Title IV of ERISA, during any time in the last six years was) sponsored, maintained, participated in or contributed to or required to be contributed to (the "Plans") by Newcourt, any of the Newcourt Subsidiaries or by any trade or business, whether or not incorporated (an "ERISA Affiliate"), all of which together with Newcourt would be deemed a "single employer" within the meaning of
Section 4001 of ERISA, for the benefit of any employee or former employee of Newcourt or any Newcourt Subsidiary.

     (b) To the extent that Newcourt has provided or made available any of the following documents to CIT, the copies so provided or made available were true and correct copies of such documents: (i) any Plan document


                                       14
                                    Annex E
including all amendments thereto; (ii) any actuarial report for such Plan for each of the last two years, (iii) the most recent determination letter from the Internal Revenue Service for any such Plan; (iv) the most recent summary plan description and related summaries of modifications or (v) the most recent Form 5500 (including all schedules) filed with the IRS and the most recent reports and declarations filed with Revenue Canada.

     (c) Each of the Plans is in compliance with all applicable provisions of the Code and ERISA; each of the Plans and related trusts intended to be "qualified" within the meaning of Sections 401(a) and 501(a) of the Code has received a favorable determination letter from the IRS and nothing has occurred to cause the loss of such qualified status; no Plan has an accumulated or waived funding deficiency within the meaning of Section 412 of the Code; all contributions required to be made by Newcourt or any Newcourt Subsidiary to any Plan have been made by the due date; neither Newcourt nor any ERISA Affiliate has incurred, directly or indirectly, any liability to or on account of a Plan pursuant to Title IV of ERISA (other than for premiums not yet due to the Pension Benefit Guaranty Corporation); to the knowledge of Newcourt no proceedings have been instituted to terminate any Plan that is subject to Title IV of ERISA; no "reportable event," as such term is defined in Section 4043(c) of ERISA, has occurred with respect to any Plan (other than a reportable event with respect to which the thirty day notice period has been waived); and no condition exists that presents a risk to Newcourt of incurring a liability to or on account of a Plan pursuant to Title IV of ERISA; no Plan is a multiemployer plan (within the meaning of Section 4001(a)(3) of ERISA) and no Plan is a multiple employer plan (as defined in Section 413 of the Code); except as required by Section 4980B of the Code or Part 6 of Title I of ERISA, no Plan provides post-retirement welfare benefits and there are no pending, or to the knowledge of Newcourt, threatened or anticipated claims (other than routine claims for benefits) by, on behalf of or against any of the Plans or any trusts related thereto or against Newcourt, any Newcourt Subsidiary or any individual or entity for which the Plans, Newcourt or any Newcourt Subsidiary may have liability; all employee benefit plans that are subject to the laws of any jurisdiction outside the United States are in compliance with such applicable laws and the requirements of any trust deed or other document under which they are established or maintained.

     4.12. OSC and SEC Reports. (a) No final report, schedule, statement, shareholder communication or other document required to be filed since December 31, 1996 by Newcourt with the OSC (the "Newcourt OSC Reports") contained any misrepresentation (as defined in the Ontario Securities Act), except that information as of a later date contained or incorporated by reference in a Newcourt OSC Report filed prior to the date of this Agreement shall be deemed to modify information as of an earlier date.

     (b) No final report, schedule, statement, shareholder communication or other document required to be filed since December 31, 1996 by Newcourt with the SEC pursuant to the Securities Act or the Exchange Act (the "Newcourt SEC Reports" and, together with the Newcourt OSC Reports, the "Newcourt Reports") contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information as of a later date contained or incorporated by reference in a Newcourt SEC Report filed prior to the date of this Agreement shall be deemed to modify information as of an earlier date. Since December 31, 1996, Newcourt has timely filed all material Newcourt Reports and other material documents required to be filed by it with the OSC or the SEC, as the case may be, and, as of their respective dates, all Newcourt Reports complied in all material respects with the published rules and regulations of the OSC or the SEC, as the case may be, and the rules, regulations and mandatory policies of the TSE and the ME, in each case, with respect thereto.

     4.13. Newcourt Information. The information which is provided to CIT by Newcourt specifically for inclusion in the Proxy Circular and the Registration Statement, or in any other document filed with any other regulatory agency in connection herewith, will not at the time the Proxy Circular is mailed to shareholders and at the time of each of the Newcourt and the CIT shareholders' meetings contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Proxy Circular (except for such portions thereof that relate only to or are prepared by CIT or any of the CIT Subsidiaries) will comply in all material respects with the provisions of the OBCA, applicable law and the rules, regulations and mandatory policies of the TSE and the ME.

     4.14. Compliance with Applicable Law. Newcourt and each of the Newcourt Subsidiaries hold, and have at all times held, all licenses, franchises, permits and authorizations necessary for the lawful conduct of their


                                       15
                                    Annex E
respective businesses under and pursuant to all, and have complied with and are not in default in any respect under any, applicable law, statute, order, rule, regulation, policy and/or guideline of any Governmental Entity relating to Newcourt or any of the Newcourt Subsidiaries or the conduct of their respective businesses, and neither Newcourt nor any of the Newcourt Subsidiaries has received notice of any violations of any of the above.

     4.15. Certain Contracts. (a) Except as set forth in Section 4.15(a) of the Newcourt Disclosure Schedule, neither Newcourt nor any of the Newcourt Subsidiaries is a party to or bound by any contract or commitment (whether written or oral) (i) which, upon the consummation of the transactions contemplated by this Agreement, will (either alone or upon the occurrence of any additional acts or events) result in any payment or benefits (whether of severance pay or otherwise) becoming due, or the acceleration or vesting of any rights to any payment or benefits, from CIT, Newcourt or any of their respective Subsidiaries to any director, officer, employee, contractor or consultant thereof, (ii) which is a material contract (as defined in Item 601(b)(10) of Regulation S-K of the SEC) to be performed after the date of this Agreement that has not been filed or incorporated by reference in the Newcourt Reports, (iii) which materially increases any benefits otherwise payable under any Newcourt compensation plan or other benefit arrangement, (iv) which requires Newcourt to register any securities under the Securities Act or otherwise or (v) which materially restricts the conduct of any line of business by Newcourt or any of the Newcourt Subsidiaries. Each contract, arrangement, commitment or understanding of the type described in clause (ii) of this Section 4.15(a), whether or not set forth in Section 4.15(a) of the Newcourt Disclosure Schedule, and any amendment, side letter or business plan relating thereto is referred to herein as a "Newcourt Contract". Newcourt has previously delivered or made available to CIT true and correct copies of each Newcourt Contract listed in
Section 4.15(a) of the Newcourt Disclosure Schedule which is marked with an asterisk.

     (b) (i) Each Newcourt Contract is valid and binding and in full force and effect, (ii) neither Newcourt nor any of the Newcourt Subsidiaries is in default in respect of its obligations under any Newcourt Contract, (iii) no event or condition exists which constitutes or, after notice or lapse of time or both, would constitute, a default on the part of Newcourt or any of the Newcourt Subsidiaries under any Newcourt Contract, and (iv) no other party to any Newcourt Contract is, to the knowledge of Newcourt, in default in any respect thereunder.

     4.16. Agreements with Regulatory Agencies. Neither Newcourt nor any of the Newcourt Subsidiaries is subject to any cease-and-desist or other order issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or is a recipient of any extraordinary supervisory letter from, or has adopted any board resolutions at the request of (each, whether or not set forth on Section 4.16 of the Newcourt Disclosure Schedule, a "Newcourt Regulatory Agreement"), any Newcourt Regulatory Agency or other Governmental Entity that restricts the conduct of its business or that relates to its capital adequacy, its credit policies, its management or its business, nor has Newcourt or any of the Newcourt Subsidiaries been advised by any Newcourt Regulatory Agency or other Governmental Entity that it is considering issuing or requesting any Newcourt Regulatory Agreement.

     4.17. Environmental Matters. (a) Each of Newcourt and the Newcourt Subsidiaries and, to the knowledge of Newcourt, each of the Participation Facilities (as hereinafter defined), are in compliance with all applicable Canadian or United States federal, provincial, state, local and foreign laws, including common law, regulations and ordinances, and with all applicable decrees, orders and contractual obligations relating to pollution or the discharge of, or exposure to, Hazardous Materials (as hereinafter defined) in the environment or workplace ("Environmental Laws");

     (b) There is no suit, claim, action or proceeding, pending or, to the knowledge of Newcourt, threatened, before any Governmental Entity or other forum in which Newcourt, any of the Newcourt Subsidiaries or any Participation Facility, has been or, with respect to threatened proceedings, could reasonably be expected to be, named as a defendant (x) for alleged noncompliance (including by any predecessor) with any Environmental Laws, or (y) relating to the release, threatened release or exposure to any Hazardous Material whether or not occurring at or on a site owned, leased or operated by Newcourt or any of the Newcourt Subsidiaries or any Participation Facility;


                                       16
                                    Annex E

     (c) To the knowledge of Newcourt, during the period of (i) Newcourt's or any of the Newcourt Subsidiaries' ownership or operation of any of their respective current or former properties or (ii) Newcourt's or any of the Newcourt Subsidiaries' participation in the management of any Participation Facility, there has been no release of Hazardous Materials in, on, under or affecting any such property. To the knowledge of Newcourt, prior to the period of (x) Newcourt's or any of the Newcourt Subsidiaries' ownership or operation of any of their respective current or former properties or (y) Newcourt's or any of the Newcourt Subsidiaries' participation in the management of any Participation Facility, there was no release of Hazardous Materials in, on, under or affecting any such property or Participation Facility; and

     (d) The following definitions apply for purposes of this Section 4.19: (x) "Hazardous Materials" means any chemicals, pollutants, contaminants, wastes, toxic substances, petroleum or other regulated substances or materials, and (y) "Participation Facility" means any facility in which Newcourt or any of the Newcourt Subsidiaries participates in the management and, where required by the context, said term means the owner or operator of such facility.

     4.18. Opinion. Prior to the execution of this Agreement, Newcourt has received opinions from each of Goldman Sachs and Gundy to the effect that as of the date thereof and based upon and subject to the matters set forth therein, the Exchange Ratio is fair to the holders of Newcourt Common Shares from a financial point of view. Such opinions have not been amended or rescinded as of the date of this Agreement.

     4.19. [reserved]

     4.20. Property. Newcourt or one of the Newcourt Subsidiaries has good and marketable title free and clear of all Encumbrances to all of the Properties which are reflected on the consolidated balance sheet of Newcourt as of December 31, 1998 or were acquired after such date, except for (i) Permitted Encumbrances and (ii) dispositions of, and Encumbrances on, such Properties in the ordinary course of business or as otherwise permitted or required hereunder.

     4.21. Year 2000 Compliance Plan. Section 4.21 of the Newcourt
Disclosure Schedule sets forth a true and complete copy of Newcourt's plan to cause all of the Date-Sensitive Systems owned, leased for use by or used by Newcourt or any Newcourt Subsidiary intended and necessary for use after December 31, 1999, or licensed to Newcourt or any Newcourt Subsidiary for use by Newcourt or such Newcourt Subsidiary, and all of Newcourt's and each Newcourt Subsidiary's Date Data to be Year 2000 Compliant (Newcourt's "Y2K Plan"). Newcourt believes that its Y2K Plan can be substantially achieved on or before September 30, 1999, with aggregate expenditures under the Y2K Plan not materially in excess of $35,000,000.

     (b) For purposes of this Agreement, the following terms shall have the meanings set forth below:

     "Date Data" means any data of any type that includes date information or that is otherwise derived from, dependent on, or related to date information.

     "Date-Sensitive System" means, with respect to a particular Person, any software, microcode or hardware system or component, including any electronic or electronically controlled system or component, that processes any Date Data and that is installed in a development or on order by such Person or any Subsidiary of such Person for its internal use.

     "Year 2000 Compliant" means, (i) with respect to Date Data, that such data that are in proper format for all dates in the twentieth and twenty-first centuries and (ii) with respect to Date-Sensitive Systems, that each such system accurately processes all Date Data, including for the twentieth and twenty-first centuries, without loss of any functionality or performance, including calculating, comparing, sequencing, storing and displaying such Date Data (including all leap-year considerations), when used as a stand-alone system or in combination with other software or hardware.

     4.22. Interested Party Transactions. Except as disclosed in the Newcourt Reports filed prior to the date of this Agreement, no executive officer of Newcourt has, either directly or indirectly, a material interest in (1) any Person which purchases from or sells, licenses or furnishes to Newcourt or any of the Newcourt Subsidiaries any material goods, property, technology or intellectual or other material property rights or services or (2) any material contract or agreement to which Newcourt or any of the Newcourt Subsidiaries is a party or by which it may be bound or affected.


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                                    Annex E

     4.23. Insurance. Newcourt and each of the Newcourt Subsidiaries have their respective assets insured against loss or damages as appropriate in their businesses and assets in such amounts and against such risks as are appropriate in their business, and such insurance coverage will be continued in full force and effect to and including the Effective Time.

     4.24. Board Approval. The Board of Directors of Newcourt has, as of the date hereof, (i) approved this Agreement, (ii) determined that the Arrangement is in the best interests of the shareholders of Newcourt and (iii) recommended the shareholders of Newcourt approve the Arrangement Resolution.

     4.25. Intellectual Property. Newcourt and the Newcourt Subsidiaries own or have a valid license to use all trademarks, service marks and trade names (including any registrations or applications for registration of any of the foregoing) (collectively, the "Newcourt Intellectual Property") necessary to carry on its business substantially as currently conducted. Neither Newcourt nor any such subsidiary has received any notice of infringement of or conflict with, and, to Newcourt's knowledge, there are no infringements of or conflicts with, the rights of others with respect to the use of any material Newcourt Intellectual Property which have not been previously resolved.

                                   ARTICLE V
                         REPRESENTATIONS AND WARRANTIES
                                     OF CIT

     Subject to Article III and except as contemplated by this Agreement and the Plan of Arrangement or as set forth in the CIT Disclosure Schedule, CIT hereby represents and warrants to Newcourt as follows:

      5.1. Corporate Organization. (a) CIT is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. CIT has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary. The Certificate of Incorporation and By-laws of CIT, copies of which have previously been delivered to Newcourt, are true and correct copies of such documents as in effect as of the date of this Agreement.

      (b) Each CIT Subsidiary is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation. Each CIT Subsidiary has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary. The articles of incorporation, by-laws and similar governing documents of each Significant CIT Subsidiary, copies of which have previously been made available to Newcourt, are true and correct copies of such documents as in effect as of the date of this Agreement.

     (c) The minute books of CIT and each CIT Subsidiary contain true and correct records of all meetings and other corporate actions held or taken since December 31, 1996 of their respective shareholders and Boards of Directors (including committees of their respective Boards of Directors).

     5.2 Capitalization. (a) As of the date of this Agreement, the authorized capital stock of CIT consists of 700,000,000 shares of CIT Common Stock, 510,000,000 shares of Class B Common Stock, par value $0.01 per share ("CIT B Stock"), and 50,000,000 shares of preferred stock, par value $0.01 per share ("CIT Preferred Stock"). As of August 2, 1999, there were 161,604,093 shares of CIT Common Stock, no shares of CIT B Stock and no shares of CIT Preferred Stock issued and outstanding, and 1,580,480 shares of CIT Common Stock held in CIT's treasury. As of the date of this Agreement, no shares of CIT Common Stock or CIT Preferred Stock were reserved for issuance, except that (i) 12,898,999 shares of CIT Common Stock were reserved for issuance upon the exercise of stock options pursuant to the Employee Long Term Equity Compensation Plan and the Employee Stock Purchase Plan (collectively, the "CIT Stock Plans"). All of the issued and outstanding shares of CIT Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. As of the date of this Agreement, except as referred to above, CIT does not have and is not bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any


                                       18
                                    Annex E
shares of CIT Common Stock or CIT Preferred Stock or any other equity securities of CIT or any securities representing the right to purchase or otherwise receive any shares of CIT Common Stock or CIT Preferred Stock. The shares of CIT Common Stock to be issued pursuant to the Arrangement or upon exchange from time to time of the Exchangeable Shares have been duly authorized and, on their respective dates of issue, such shares will be validly issued, fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof.

     (b) Section 5.2(b) of the CIT Disclosure Schedule sets forth a true and correct list of all of the CIT Subsidiaries as of the date of this Agreement. As of the date of this Agreement, CIT owns, directly or indirectly, all of the issued and outstanding shares of capital stock of each of the CIT Subsidiaries, free and clear of all Encumbrances other than Permitted Encumbrances, and all of such shares are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. As of the date of this Agreement, except for Permitted Encumbrances, no CIT Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary. At the Effective Time, there will not be any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character by which CIT or any of the CIT Subsidiaries will be bound calling for the purchase or issuance of any shares of the capital stock of CIT or any of the CIT Subsidiaries.

      5.3.Authority; No Violation. (a) CIT has full corporate power and authority to execute and deliver this Agreement and, subject to receipt of the approval of CIT's shareholders, to consummate the transactions contemplated hereby and by the Plan of Arrangement. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby and by the Plan of Arrangement, and the execution of the DKB Voting Agreement by CIT, have been duly and validly approved by the Board of Directors of CIT. The Board of Directors of CIT has directed that the CIT Shareholder Matters (as defined in Section 7.3) be submitted to CIT's shareholders for approval at a meeting of such shareholders and, except for the approval of the CIT Shareholder Matters by the requisite vote of CIT's shareholders, no other corporate proceedings on the part of CIT are necessary to approve this Agreement and the Plan of Arrangement and to consummate the transactions contemplated hereby and thereby. This Agreement and the Plan of Arrangement have been (and in the case of the Arrangement Documents, will be) duly and validly executed and delivered by CIT and (assuming due authorization, execution and delivery by Newcourt) each of this Agreement and the Plan of Arrangement constitutes a valid and binding obligation of CIT, enforceable against CIT in accordance with its terms, except as may be limited by the Bankruptcy Exception. Upon their formation, each of Newco and Exchangeco will have full corporate power and authority to execute and deliver the Support Agreement and the Voting and Exchange Trust Agreement (the "Arrangement Documents") and to consummate the transactions contemplated thereby. The execution and delivery of the Arrangement Documents and the consummation of the transactions contemplated thereby will be duly and validly approved by the Board of Directors of each of CIT, Newco and Exchangeco. Upon the due and valid approval of the Arrangement Documents by the Board of Directors of each of CIT, Newco and Exchangeco, no other corporate proceedings on the part of CIT, Newco or Exchangeco are necessary to approve the Arrangement Documents and to consummate the transactions contemplated thereby. The Arrangement Documents will be duly and validly executed and delivered by each of CIT, Newco and Exchangeco and (assuming due authorization, execution and delivery by Newcourt) each of the Arrangement Documents will constitute a valid and binding obligation of each of CIT, Newco and Exchangeco, enforceable against each of CIT, Newco and Exchangeco in accordance with its terms, except as may be limited by the Bankruptcy Exception.

     (b) Neither the execution and delivery of this Agreement and the Arrangement Documents by CIT or the Arrangement Documents by Newco and Exchangeco, nor the consummation by CIT, Newco and Exchangeco of the transactions contemplated hereby or by the Plan of Arrangement or the Arrangement Documents, nor compliance by CIT, Newco and Exchangeco with any of the terms or provisions hereof or thereof, will (i) violate any provision of the Certificate of Incorporation or By-Laws of CIT, (ii) violate the articles of incorporation or by-laws or similar governing documents of any of the CIT Subsidiaries or (iii) assuming that the consents and approvals referred to in
Section 5.4 are duly obtained, (x) violate any statute, code, ordinance, rule, regulation, mandatory government policy, judgment, order, writ, decree or injunction applicable to CIT or


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any of its Subsidiaries or any of their respective Properties, or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, require any payment under, result in the termination of or a right of termination or cancellation under, accelerate or permit the creation of an obligation to accelerate the performance required by, result in the loss of any benefit under, or result in a right of first refusal or option to purchase or acquire, or result in the creation of any Encumbrance (other than any Permitted Encumbrance) upon any of the respective Properties of CIT or any of the CIT Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, loan or credit agreement or other agreement or other instrument or obligation to which CIT or any of the CIT Subsidiaries is a party, or by which they or any of their respective Properties may be bound or affected.

     5.4. Consents and Approvals. Except for (a) the filing of applications and notices, as applicable, with the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") under the BHC Act and approval of such applications and notices, (b)(i) compliance with the premerger notification filing requirements under Part IX of the Competition Act (Canada) and the expiration of the applicable waiting period in relation thereto or (ii) receipt of an ARC pursuant to section 102 of the Competition Act (Canada), (c) the filing of a notification under the Investment Canada Act, (d) the filing of applications with, and the approval of such applications by, the appropriate financial regulatory authorities in the provinces, states and countries in which CIT or any CIT Subsidiary conducts business, (e) receipt of exemption orders from the provincial securities regulators from the registration and prospectus requirements with respect to the issuance of and first trade in CIT Common Stock, (f) the filing with the Court, the SEC, the OSC and other Canadian securities regulatory authorities of the Proxy Circular and the filing and declaration of effectiveness of the Registration Statement, (g) the approval of the CIT Shareholder Matters, (h) approval of the listing of the CIT Common Stock to be issued in the Arrangement, upon exchange of the Exchangeable Shares and upon exercise of the Replacement Options on the NYSE, (i) approvals or orders in respect of CIT and/or DKB under section 518 or 521 of the Bank Act (Canada), and
(j) approvals, if applicable, of the Ministry of Finance of Japan and the Financial Supervisory Agency of Japan, no consents, orders or approvals of or filings or registrations with any Governmental Entity or with any third party are necessary in connection with (1) the execution and delivery by CIT of this Agreement, the Arrangement Documents and the Plan of Arrangement and by Newco and Exchangeco of the Arrangement Documents and (2) the consummation by CIT, Newco and Exchangeco of the Arrangement and the other transactions contemplated hereby and by the Arrangement Documents.

     5.5. Reports. CIT and each of the CIT Subsidiaries have timely filed all reports, schedules, forms, registrations, statements and other documents, together with any amendments required to be made with respect thereto, that they were required to file since December 31, 1996 with the Federal Reserve Board, any State Regulator or any SRO (collectively, the "CIT Regulatory Agencies"), and have paid all fees and assessments due and payable in connection therewith. Except for normal examinations conducted by a CIT Regulatory Agency in the regular course of the business of CIT and the CIT Subsidiaries, no CIT Regulatory Agency has initiated any proceeding or, to the knowledge of CIT, investigation into the business or operations of CIT or any of the CIT Subsidiaries since December 31, 1996. There is no unresolved violation or exception by any CIT Regulatory Agency with respect to any report or statement relating to any examinations of CIT or any of the CIT Subsidiaries.

     5.6. Financial Statements. CIT has previously made available to Newcourt copies of (a) the consolidated balance sheets of CIT and the CIT Subsidiaries as of December 31 for the fiscal years 1997 and 1998 and the related consolidated statements of income, changes in shareholders' equity and cash flows for the fiscal years 1996 through 1998, inclusive, in each case accompanied by the audit report of KPMG LLP, independent public accountants with respect to CIT and (b) the unaudited consolidated balance sheets of CIT and the CIT Subsidiaries as of March 31, 1999 and June 30, 1999 and the related unaudited consolidated statements of income, changes in shareholders' equity and cash flows for the three month and six month periods then ended, respectively. The December 31, 1997 and 1998 consolidated balance sheets of CIT, including the related notes, fairly present the consolidated financial position of CIT and its Subsidiaries as of the dates thereof, and the other financial statements referred to in this
Section 5.6 (including the related notes, where applicable) fairly present and the financial statements to be filed with the SEC after the date hereof will fairly present (subject, in the case of unaudited interim statements, to recurring audit adjustments normal in nature and amount), the results of the consolidated operations and changes in shareholders' equity and consolidated financial position of


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                                    Annex E

CIT and the CIT Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth; each of such statements (including the related notes, where applicable) complies, and the financial statements to be filed with the SEC after the date hereof will comply, with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto; and each of such statements (including the related notes, where applicable) has been, and the financial statements to be filed with the SEC after the date hereof will be, prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP") consistently applied during the periods involved, except as indicated in the notes thereto or, in the case of unaudited interim statements, as permitted by Form 10-Q. Except (A) as reflected in such financial statements or in the notes thereto, (B) for liabilities incurred in connection with this Agreement or the transactions contemplated hereby and (C) for liabilities or obligations incurred in the ordinary course of business, neither CIT nor any of the CIT Subsidiaries has any liabilities or obligations of any nature as of the date of this Agreement, which, individually or in the aggregate, have had a Material Adverse Effect on CIT as of the date of this Agreement. The books and records of CIT and the Significant CIT Subsidiaries have been, and are being, maintained in all material respects in accordance with U.S. GAAP and any other applicable legal and accounting requirements.

     5.7. Broker's Fees. Neither CIT nor any CIT Subsidiary, nor any of their respective officers or directors, has employed any broker or finder or incurred any liability for any broker's fees, commissions or finder's fees in connection with any of the transactions contemplated by this Agreement, except that CIT has engaged, and will pay a fee or commission to, each of J.P. Morgan Securities Inc. and Donaldson Lufkin & Jenrette Securities Corporation.

     5.8. Absence of Changes; Conduct of Business. (a) Since December 31, 1998,
(x) there has not been: (1) any declaration, setting aside or payment of any dividend or other distribution with respect to CIT capital stock other than the declaration and payment of regular quarterly cash dividends; (2) any change by CIT in accounting methods, principles or practices except as required by changes in U.S. GAAP as concurred to by CIT's independent auditors; (3) to the knowledge of CIT, any labor dispute or charge of unfair labor practice (other than routine individual grievances), any activity or proceeding by a labor union or representative hereof to organize any employees of CIT or any CIT Subsidiary or any campaign conducted to solicit authorization from such employees to be represented by such labor union; (4) any increase in or modification of the compensation or benefits payable or to become payable by any of CIT or the CIT Subsidiaries to any of its directors or employees, except in the ordinary course of business consistent with past practice; (5) any acquisition or sale of Property of CIT or any Significant CIT Subsidiary, other than in the ordinary course of business consistent with past practice and other than as permitted under Section 6.1 or 7.4(b); or (6) through the date of this Agreement, any writing off of the value of any assets, other than as disclosed in the CIT Reports filed after December 31, 1998 and prior to the date of this Agreement or disclosed in the consolidated financial statements of CIT furnished to Newcourt prior to the date of this Agreement; and (y) CIT and the CIT Subsidiaries have carried on their respective businesses in the ordinary course consistent with their past practices.

     (b) The books, records and accounts of CIT and the CIT Subsidiaries (i) have been maintained in accordance with good business practices on a basis consistent with prior years and (ii) are stated in reasonable detail and accurately and fairly reflect the transactions and dispositions of CIT. CIT has devised and maintains a system of internal accounting controls sufficient to provide reasonable assurances that (x) transactions are executed in accordance with management's general or specific authorization; and (y) transactions are recorded as necessary (A) to permit preparation of financial statements in conformity with U.S. GAAP or any other criteria applicable to such statements and (B) to maintain accountability of assets.

      5.9. Legal Proceedings. (a) Neither CIT nor any of the CIT Subsidiaries is a party to any and there are no pending or, to CIT's knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against CIT or any of the CIT Subsidiaries or challenging the validity or propriety of the transactions contemplated by this Agreement.

     (b) There is no injunction, order, judgment, decree, or regulatory restriction imposed upon CIT, any of the CIT Subsidiaries or the assets of CIT or any of the CIT Subsidiaries.

     5.10. Taxes. Each of CIT and its Subsidiaries has (i) duly and timely filed (including applicable extensions granted without penalty) all material Tax Returns required to be filed at or prior to the Effective Time, and such


                                       21
                                    Annex E

Tax Returns are true and correct in all material respects except to the extent adequate provision has been made with respect thereto in CIT's consolidated financial statements, (ii) paid in full or made adequate provision in the financial statements of CIT (in accordance with U.S. GAAP) for all Taxes shown to be due on such Tax Returns and (iii) not received written notice of a proposed assessment or reassessment of a material liability for unpaid Taxes, the amount of which has not been previously paid or adequately provided for in CIT's consolidated financial statements. As of the date hereof, neither CIT nor any of its Subsidiaries has requested any extension of time within which to file any material Tax Returns in respect of any fiscal year which have not since been filed and no request for waivers of the time to assess any Taxes are pending or outstanding. No material Tax liens have been filed with respect to CIT or any CIT Subsidiary, other than for Taxes not yet due and payable or those being contested in good faith.

     5.11 Employees. (a) Section 5.11(a) of the CIT Disclosure Schedule sets forth a true and correct list of each material deferred compensation plan, incentive compensation plan, equity compensation plan, "welfare" plan, fund or program (within the meaning of section 3(1) of the ERISA); "pension" plan, fund or program (within the meaning of section 3(2) of ERISA); each material employment, termination or severance agreement; and each other material employee benefit plan, fund, program, agreement or arrangement, in each case, that is (or, with respect to any pension plan that is or was subject to Title IV of ERISA, during any time in the last six years was) sponsored, maintained, participated in or contributed to or required to be contributed to as of the date of this Agreement (the "CIT Plans") by CIT, any of its Subsidiaries or by any trade or business, whether or not incorporated (a "CIT ERISA Affiliate"), all of which together with CIT would be deemed a "single employer" within the meaning of Section 4001 of ERISA, for the benefit of any employee or former employee of CIT or any Subsidiary.

     (b) To the extent that CIT has provided or made available any of the following documents to Newcourt, the copies so provided or made available were true and correct copies of such documents: (i) any CIT Plan document including all amendments thereto; (ii) any actuarial report for such CIT Plan for each of the last two years, (iii) the most recent determination letter from the Internal Revenue Service for any such CIT Plan; (iv) the most recent summary plan description and related summaries of modifications or (v) the most recent Form 5500 (including all schedules) filed with the IRS.

     (c) Each of the CIT Plans is in compliance with all applicable provisions of the Code and ERISA; each of the CIT Plans and related trusts intended to be "qualified" within the meaning of Sections 401(a) and 501(a) of the Code has received a favorable determination letter from the IRS and nothing has occurred to cause the loss of such qualified status; no CIT Plan has an accumulated or waived funding deficiency within the meaning of Section 412 of the Code; all contributions required to be made by CIT or any CIT Subsidiary to any CIT Plan have been made by the due date; neither CIT nor any CIT ERISA Affiliate has incurred, directly or indirectly, any liability to or on account of a CIT Plan pursuant to Title IV of ERISA (other than for premiums not yet due to the Pension Benefit Guaranty Corporation); to the knowledge of CIT no proceedings have been instituted to terminate any CIT Plan that is subject to Title IV of ERISA; no "reportable event," as such term is defined in Section 4043(c) of ERISA, has occurred with respect to any CIT Plan (other than a reportable event with respect to which the thirty day notice period has been waived); and no condition exists that presents a risk to CIT of incurring a liability to or on account of a CIT Plan pursuant to Title IV of ERISA; no CIT Plan is a multiemployer plan (within the meaning of Section 4001(a)(3) of ERISA) and no CIT Plan is a multiple employer plan (as defined in Section 413 of the Code); except as required by Section 4980B of the Code or Part 6 of Title I of ERISA, no CIT Plan provides post-retirement welfare benefits and there are no pending, or, to the knowledge of CIT, threatened or anticipated claims (other than routine claims for benefits) by, on behalf of or against any of the CIT Plans or any trusts related thereto or against CIT, any CIT Subsidiary or any individual or entity for which the CIT Plans, CIT or any CIT Subsidiary may have liability; all employee benefit plans that are subject to the laws of any jurisdiction outside the United States are in compliance with such applicable laws and the requirements of any trust deed or other document under which they are established or maintained.

     5.12. SEC Reports. No final registration statement, prospectus, report, schedule, definitive proxy statement or other document required to be filed since December 31, 1996 by CIT with the SEC pursuant to the Securities Act or the Exchange Act (the "CIT Reports") contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information as of a later contained or


                                       22
                                    Annex E
incorporated by reference in a CIT Report date shall be deemed to modify information as of an earlier date. Since December 31, 1996, CIT has timely filed all material CIT Reports and other material documents required to be filed by it under the Securities Act and the Exchange Act, and, as of their respective dates, all CIT Reports complied in all material respects with the published rules and regulations of the SEC with respect thereto.

     5.13. CIT Information. The information to be contained in the Proxy Circular and the Registration Statement, or in any other document filed with any other regulatory agency in connection herewith (other than any information which is provided to CIT by Newcourt specifically for inclusion in such document), will not at the time the Proxy Circular is mailed to shareholders and at the time of each of the Newcourt and the CIT shareholders' meetings contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Proxy Circular (except for such portions thereof that relate only to or are prepared by Newcourt or any of the Newcourt Subsidiaries) will comply with the provisions of the Exchange Act and the rules and regulations thereunder. The Registration Statement will comply with the provisions of the Securities Act and the rules and regulations thereunder.

     5.14 Compliance with Applicable Law. CIT and each of its Subsidiaries holds, and has at all times held, all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses under and pursuant to all, and have complied with and are not in default in any respect under any, applicable law, statute, order, rule, regulation, policy and/or guideline of any Governmental Entity relating to CIT or any of its Subsidiaries or the conduct of their respective businesses and neither CIT nor any of the CIT Subsidiaries knows of, or has received notice of violation of, any violations of any of the above.

      5.15. Certain Contracts. (a) Except as set forth in Section 5.15(a) of the CIT Disclosure Schedule, neither CIT nor any of the CIT Subsidiaries is a party to or bound by any contract or commitment (whether written or oral) (i) which, upon the consummation of the transactions contemplated by this Agreement, will (either alone or upon the occurrence of any additional acts or events) result in any payment or benefits (whether of severance pay or otherwise) becoming due, or the acceleration or vesting of any rights to any payment or benefits, from CIT, Newcourt or any of their respective Subsidiaries to any director, officer, employee, contractor or consultant thereof, (ii) which is a material contract (as defined in Item 601(b)(10) of Regulation S-K of the SEC) to be performed after the date of this Agreement that has not been filed or incorporated by reference in the CIT Reports, (iii) which materially increases any benefits otherwise payable under any CIT compensation plan or other benefit arrangement,
(iv) which requires CIT to register any securities under the Securities Act or otherwise or (v) which materially restricts the conduct of any line of business by CIT or any of the CIT Subsidiaries. Each contract, arrangement, commitment or understanding of the type described in clause (ii) of this Section 5.15(a), whether or not set forth in Section 5.15(a) of the CIT Disclosure Schedule, is referred to herein as a "CIT Contract". CIT has previously delivered or made available to Newcourt true and correct copies of each CIT Contract.

     (b)(i) Each CIT Contract is valid and binding and in full force and effect,
(ii) neither CIT nor any of the CIT Subsidiaries is in default in respect of its obligations under any CIT Contract, (iii) no event or condition exists which constitutes or, after notice or lapse of time or both, would constitute, a default on the part of CIT or any of the CIT Subsidiaries under any CIT Contract, and (iv) no other party to any CIT Contract is, to the knowledge of CIT, in default in any respect thereunder.

     5.16. Agreements with Regulatory Agencies. Neither CIT nor any of its Subsidiaries is subject to any cease-and-desist or other order issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or is a recipient of any extraordinary supervisory letter from, or has adopted any board resolutions at the request of (each, whether or not set forth in Section 5.16 of the CIT Disclosure Schedule, a "CIT Regulatory Agreement"), any CIT Regulatory Agency or other Governmental Entity that restricts the conduct of its business or that relates to its capital adequacy, its credit policies, its management or its business, nor has CIT or any of its Subsidiaries been advised by any CIT Regulatory Agency or other Governmental Entity that it is considering issuing or requesting any CIT Regulatory Agreement.

     5.17. Environmental Matters. (a) Each of CIT and its Subsidiaries and, to the knowledge of CIT, each of the Participation Facilities (as hereinafter defined), are in compliance with all Environmental Laws;


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                                    Annex E

     (b) There is no suit, claim, action or proceeding, pending or, to the knowledge of CIT, threatened, before any Governmental Entity or other forum in which CIT, any of its Subsidiaries or any Participation Facility, has been or, with respect to threatened proceedings, could reasonably be expected to be, named as a defendant (x) for alleged noncompliance (including by any predecessor) with any Environmental Laws, or (y) relating to the release, threatened release or exposure to any Hazardous Material whether or not occurring at or on a site owned, leased or operated by CIT or any of its Subsidiaries or any Participation Facility;

     (c) To the knowledge of CIT during the period of (i) CIT's or any of its Subsidiaries' ownership or operation of any of their respective current or former properties or (ii) CIT's or any of its Subsidiaries' participation in the management of any Participation Facility, there has been no release of Hazardous Materials in, on, under or affecting any such property. To the knowledge of CIT, prior to the period of (x) CIT's or any of its Subsidiaries' ownership or operation of any of their respective current or former properties or (y) CIT's or any of its Subsidiaries' participation in the management of any Participation Facility, there was no release of Hazardous Materials in, on, under or affecting any such property or Participation Facility; and

     (d) The following definition applies for purposes of this Section 5.17:
"Participation Facility" means any facility in which CIT or any of its Subsidiaries participates in the management and, where required by the context, said term means the owner or operator of such facility.

     5.18. Opinion. Prior to the execution of this Agreement, CIT has received an opinion from each of J.P. Morgan Securities Inc. and Donaldson Lufkin & Jenrette Securities Corporation to the effect that as of the date thereof and based upon and subject to the matters set forth therein, the Exchange Ratio pursuant to this Agreement is fair from a financial point of view to CIT. Such opinion has not been amended or rescinded as of the date of this Agreement.

     5.19. Ownership of Newcourt Common Shares. Neither CIT nor, to the knowledge of CIT, any of its affiliates or associates (as such terms are defined under the Exchange Act) (a) beneficially owns, directly or indirectly, or (b) is a party to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of any shares of capital stock of Newcourt.

     5.20. Property. Each of CIT and its Subsidiaries has good and marketable title free and clear of all Encumbrances to all of the Properties which are reflected on the consolidated statement of financial condition of CIT as of December 31, 1998 or were acquired after such date, except for (i) Permitted Encumbrances and (ii) dispositions of, and Encumbrances on, such Properties in the ordinary course of business or as otherwise permitted or required hereunder.

     5.21. Year 2000 Compliance Plan. Section 5.21 of the CIT Disclosure Schedule sets forth a true and complete copy of CIT's plan to cause all of the Date-Sensitive Systems owned, leased for use by or used by the CIT or any CIT Subsidiary intended and necessary for use after December 31, 1999, or licensed to the CIT or any CIT Subsidiary for use by CIT or such CIT Subsidiary, and all of CIT's and each CIT Subsidiary's Date Data to be Year 2000 Compliant (CIT's "Y2K Plan"). CIT believes that its Y2K Plan can be substantially achieved on or before September 30, 1999.

     5.22. Interested Party Transaction. Except as disclosed in the CIT
Reports filed prior to the date of this Agreement, no executive officer of CIT has, either directly or indirectly, a material interest in (1) any Person which purchases from or sells, licenses or furnishes to CIT or any of the CIT Subsidiaries any material goods, property, technology or intellectual or other material property rights or services or (2) any material contract or agreement to which CIT or any of the CIT Subsidiaries is a party or by which it may be bound or affected.

     5.23 Insurance. CIT and each of the CIT Subsidiaries have their respective assets insured against loss or damages as appropriate in their businesses and assets in such amounts and against such risks as are appropriate in their business, and such insurance coverage will be continued in full force and effect to and including the Effective Time.

     5.24 Board Approval. The Board of Directors of CIT has, as of the date hereof, (i) approved this Agreement and the Arrangement, (ii) determined that the Arrangement is in the best interests of CIT and the shareholders of CIT and
(iii) recommended the shareholders of CIT approve the issuance of shares of CIT Common Stock pursuant to this Agreement and the Plan of Arrangement and upon conversion of the Exchangeable Shares.


                                       24
                                    Annex E

     5.25 Intellectual Property. CIT and the CIT Subsidiaries own or have a valid license to use all trademarks, service marks and trade names (including any registrations or applications for registration of any of the foregoing) (collectively, the "CIT Intellectual Property") necessary to carry on its business substantially as currently conducted. Neither CIT nor any such subsidiary has received any notice of infringement of or conflict with, and, to CIT's knowledge, there are no infringements of or conflicts with, the rights of others with respect to the use of any material CIT Intellectual Property which have not been previously resolved.

     5.26. DGCL Section 203. The provisions of Section 203 of the Delaware General Corporation Law will not apply to Newcourt (by virtue of the DKB Voting Agreement or otherwise), this Agreement or the Plan of Arrangement or any of the transactions contemplated hereby or thereby.

     5.27. CIT Knowledge. As of the date of this Agreement, CIT is not aware of any matter, except as set forth on the Newcourt Disclosure Schedule, as to which CIT believes that such matter would result in a Net Worth Charge.

                                   ARTICLE VI

                   COVENANTS RELATING TO CONDUCT OF BUSINESS

     6.1. Covenants of CIT and Newcourt. During the period from the date of this Agreement and continuing until the Effective Time, except as expressly contemplated or permitted by this Agreement or with the prior written consent of the other party, Newcourt, CIT and each of their respective Subsidiaries shall
(x) carry on their respective businesses in the ordinary course consistent with past practice and (y) use reasonable efforts to maintain and preserve intact its business organization and advantageous business relationships and retain the services of its officers and key employees. Without limiting the generality of the foregoing, except as set forth in the Newcourt Disclosure Schedule or the CIT Disclosure Schedule, and except as otherwise contemplated by this Agreement or consented to in writing by the other party, neither Newcourt nor CIT shall, and neither Newcourt nor CIT shall permit any of its Subsidiaries to:

          (a) solely in the case of Newcourt and CIT, declare or pay any dividends on, or make other distributions in respect of, any of its capital stock, other than quarterly dividends not in excess of (i) Cdn$0.06 per Newcourt Common Share, in the case of Newcourt, and (ii) US$0.10 per share of CIT Common Stock, in the case of CIT;

          (b)(i) repurchase, redeem or otherwise acquire any shares of the capital stock of such party or any of its Subsidiaries, or any securities convertible into or exercisable for any shares of the capital stock of such party or any of its Subsidiaries, (ii) split, combine or reclassify any shares of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or (iii) issue, deliver, allocate, sell or pledge, or authorize or propose the issuance, delivery, allocation, sale or pledge of, any shares of its capital stock or any stock appreciation rights or securities convertible into or exercisable for, or any rights, warrants or options to acquire, any such shares, or enter into any agreement with respect to any of the foregoing except, in the case of clauses (ii) and
     (iii), for (x) the issuance of such party's common shares upon the exercise or fulfillment of rights or options issued or existing pursuant to employee benefit plans, programs or arrangements, all to the extent outstanding and in existence on the date of this Agreement and in accordance with their present terms, (y) in the case of Newcourt, the distribution or sale of outstanding Newcourt Common Shares currently held for Newcourt's employees pursuant to Newcourt's employee share loan program and (z) in the case of CIT, the grant of additional stock options to its directors and employees, in the ordinary course consistent with past practice as to both the timing of such grants and the amount of such grants, pursuant to CIT's stock option and stock incentive plans for employees and directors;

          (c) amend its charter, by-laws or other similar governing documents;

          (d) solely in the case of Newcourt and the Newcourt Subsidiaries, authorize or permit any of its officers, directors, employees or agents to directly or indirectly solicit, initiate or encourage any inquiries relating to, or the making of any proposal which constitutes, an Acquisition Proposal, or participate in any discussions or negotiations, or provide third parties with any nonpublic information,


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                                    Annex E
     relating to any such inquiry or proposal or otherwise facilitate any effort or attempt to make or implement an Acquisition Proposal; provided, however, that (x) Newcourt may, in response to an Acquisition Proposal that the Board of Directors of Newcourt determines in good faith to be more favorable to its shareholders than the transactions contemplated hereby, and for which financing is committed or for which, in the good faith judgment of the Board of Directors of Newcourt, financing is reasonably capable of being obtained by such third party (a "Superior Proposal"), and subject to providing prior written notice of such Superior Proposal to CIT, participate in any discussions or negotiations regarding, or provide the party making such Superior Proposal with any nonpublic information (pursuant to a customary confiden- tiality agreement and provided Newcourt provides CIT with such information, concurrently with or prior to providing it to such party) in connection with, such Superior Proposal, or otherwise facilitate any effort or attempt to implement such Superior Proposal, if the Board of Directors of Newcourt determines in good faith, after consultation with outside counsel, that it is necessary to do so in order to comply with its fiduciary duties to Newcourt and to Newcourt's shareholders under applicable law, (y) Newcourt may communicate information about any Acquisition Proposal to its shareholders if, in the judgment of Newcourt's Board of Directors, based upon the advice of outside counsel, such communication is required under applicable law and (z) nothing contained in this Agreement shall prevent Newcourt or its Board of Directors from complying with Rule 14e-2 promulgated under the Exchange Act with regard to an Acquisition Proposal, provided, however, that, except in connection with a Superior Proposal, neither the Board of Directors of Newcourt nor any committee thereof shall withdraw or modify, or propose publicly to withdraw or modify, its position with respect to the Newcourt Shareholder Matters, or approve or recommend, or propose publicly to approve or recommend, an Acquisition Proposal. Newcourt will immediately cease and cause to be terminated any existing activities, discussions or negotiations previously conducted with any parties other than CIT with respect to any of the foregoing and Newcourt will take all actions necessary or advisable to inform the appropriate individuals or entities referred to in the first sentence hereof of the obligations undertaken in this Section 6.1(d). Newcourt will (A) notify CIT immediately if any such inquiries or Acquisition Proposals are received by, any such information is requested from, or any such negotiations or discussions are sought to be initiated or continued with, Newcourt and (B) promptly inform CIT in writing of all of the relevant details and status with respect to the foregoing;

          (e) make any capital expenditures in excess of the US$50 million budgeted for calendar year 1999;

          (f) enter into any new line of business or, other than in the ordinary course of its business, enter into any material transaction, provided, however, that the negative covenants contained in this clause (f) shall apply to CIT and its Subsidiaries only to the extent that any of the actions contemplated would, or would reasonably be expected to, delay or inhibit the receipt of any regulatory approvals required for the consummation of the transactions contemplated hereby;

          (g) acquire or agree to acquire, by merging or consolidating with, or by purchasing a substantial equity interest in or a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire any assets, other than (i) in connection with foreclosures, settlements in lieu of foreclosure or troubled loan or debt restructurings in the ordinary course of business consistent with past practices and (ii) partnerships, joint ventures, virtual joint ventures, investment funds and other similar arrangements as part of the ordinary course business activities of such party, provided, however, that the negative covenants contained in this clause (g) shall apply to CIT and its Subsidiaries only to the extent that any of the actions contemplated would, or would reasonably be expected to, delay or inhibit the receipt of any regulatory approvals required for the consummation of the transactions contemplated hereby;

          (h) take any action that is intended or may reasonably be expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue, or in any of the conditions to the Arrangement set forth in Article VIII not being satisfied;


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                                    Annex E

          (i) change its methods of accounting in effect at December 31, 1998, except as required by changes in (x) Canadian GAAP or U.S. GAAP as concurred to by Newcourt's independent auditors, in the case of Newcourt or
     (y) U.S. GAAP as concurred to by CIT's independent auditors, in the case of CIT;

          (j) solely in the case of Newcourt and the Newcourt Subsidiaries (i) except as set forth in Section 7.7 hereof, as required by applicable law or as required to maintain qualification pursuant to the Code or the ITA, adopt, amend, or terminate any employee benefit plan or any agreement, arrangement, plan or policy between such party or any of its Subsidiaries and one or more of its current or former directors, officers or employees, or any collective bargaining, bonus, profit sharing, compensation, stock option, pension, retirement, employee stock ownership, deferred compensation employment termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any directors, officers or employees or (ii) except for normal increases in the ordinary course of business consistent with past practice and except as required by applicable law, increase in any manner the compensation or fringe benefits of any director, officer or employee or pay any benefit not required by any employee benefit plan or agreement as in effect as of the date of this Agreement (including, without limitation, the granting of stock options, stock appreciation rights, restricted stock, restricted stock units or performance units or shares); provided, however, that nothing contained herein shall prohibit Newcourt from paying 1998 bonuses which have been earned and accrued on its books; provided further, however, that the aggregate amount of cash compensation paid in respect of fiscal year 1999 to the nine executive officers of Newcourt listed on Section 6.1(j) of the Newcourt Disclosure Schedule (exclusive of the aggregate amount of any severance payments and any retention or stay bonuses paid to any of such officers) shall not exceed the aggregate amount of cash compensation paid to such persons in respect of fiscal year 1998;

          (k) solely in the case of Newcourt and the Newcourt Subsidiaries, other than activities in the ordinary course of business consistent with past practice (including financing, securitization, syndication, pooling and other similar activities), sell, lease, encumber, assign or otherwise dispose of, or agree to sell, lease, encumber, assign or otherwise dispose of, any of its material assets, properties or other rights or agreements; provided, however, that Newcourt and the Newcourt Subsidiaries may not sell or otherwise dispose of any line of business, or any material portion of any line of business or any of Newcourt's remaining investment in KMC Telecom;

          (l) other than in the ordinary course of business consistent with past practice, incur any indebtedness for borrowed money or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any unrelated individual, corporation or other entity;

          (m) other than in the ordinary course of business, create, renew, amend or terminate or give notice of a proposed renewal, amendment or termination of, any material contract, agreement or lease (as lessee) for goods, services or office space to which such party or any of its Subsidiaries is a party or by which such party or any of its Subsidiaries or their respective properties is bound, other than any amendment or renewal which does not materially reduce the benefits of any such contract, agreement or lease to such party;

          (n) solely in the case of Newcourt and the Newcourt Subsidiaries, enter into any new joint ventures without the consent of CIT, which shall not be unreasonably withheld, it being understood that the withholding of such consent would be reasonable if the entering into such joint venture would, in the good faith reasonable judgment of CIT, reasonably be expected to jeopardize or delay the receipt of (or result in the imposition of any conditions in connection with) any Primary Approval;

          (o) solely in the case of Newcourt and the Newcourt Subsidiaries, engage in any interest rate risk management or other derivative transactions or arrangements other than for hedging purposes;

          (p) solely in the case of Newcourt and the Newcourt Subsidiaries, enter into any financing program agreements or arrangements containing any exclusivity or non-competition provisions without the consent of CIT, which consent shall not be unreasonably withheld; or

          (q) agree to do any of the foregoing.


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                                    Annex E

                                  ARTICLE VII

                             ADDITIONAL AGREEMENTS

     7.1. Regulatory Matters. (a) Newcourt and CIT shall promptly prepare the Proxy Circular, and CIT shall use its reasonable best efforts to file the Proxy Circular with the SEC not later than 20 days after the date of this Agreement. Each of Newcourt and CIT shall thereafter mail the Proxy Circular to its respective shareholders. CIT shall use its reasonable best efforts to prepare and file with the SEC not later than 20 days after the date of this Agreement a registration statement on the appropriate form with respect to the shares of CIT Common Stock to be issued upon exchange of any Exchangeable Shares (the "Registration Statement") and shall take all actions necessary to maintain such Registration Statement current and effective for as long as shall be required to enable the holders of Exchangeable Shares to sell the shares of CIT Common Stock received upon exchange thereof. Each of Newcourt and CIT shall use its reasonable best efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing. CIT shall also use its reasonable best efforts to obtain all necessary state securities law or "Blue Sky" permits and approvals required to carry out the transactions contemplated by this Agreement.

     (b) Newcourt shall file the Proxy Circular in all Canadian jurisdictions where the Proxy Circular is required to be filed and with the SEC, the TSE and the ME in accordance with the applicable rules and regulations thereof. The parties shall use all reasonable efforts to obtain all orders required from the applicable Canadian securities authorities to permit the issuance and first resale of (i) the Exchangeable Shares and the shares of CIT Common Stock to be issued pursuant to the Arrangement, (ii) the shares of CIT Common Stock to be issued upon exchange of the Exchangeable Shares from time to time and (iii) the shares of CIT Common Stock to be issued from time to time upon the exercise of the Replacement Options, in each case without qualification with or approval of or the filing of any document, including any prospectus or similar document, or the taking of any proceeding with, or the obtaining of any further order, ruling, or consent from, any Governmental Entity or regulatory authority under any Canadian federal, provincial or territorial securities laws or pursuant to the rules and regulations of any regulatory authority administering such laws, or the fulfilment of any other legal requirement in any such jurisdiction (other than, with respect to such first resales, any restrictions on transfer by reason of, among other things, a holder being a "control person" of Newcourt or CIT for purposes of Canadian federal, provincial or territorial securities laws).

     (c) The parties hereto shall cooperate with each other and use their reasonable best efforts to prepare and file not later than 10 days after the date of this Agreement all necessary documentation (including, with respect to applications, notices, and filings made by the parties prior to the date of this Agreement, all updated and/or supplemental information required in connection therewith), to effect all applications, notices, petitions and filings, and to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and Governmental Entities which are necessary or advisable to consummate the transactions contemplated by this Agreement (including the Arrangement) and for the parties and their Subsidiaries to conduct their respective businesses after the Closing Date in substantially the same manner as conducted currently, or which are required in order to maintain in effect any governmental authorizations, licenses or approvals pursuant to which either of the parties or their Subsidiaries carries on its business as currently conducted. Newcourt and CIT each will furnish to the other for review in advance, and to the extent practicable each will consult the other on, in each case subject to applicable laws relating to the exchange of information, all the information relating to Newcourt or CIT, as the case may be, and any of their respective Subsidiaries, which appears in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto shall act reasonably and as promptly as practicable. The parties hereto agree that they will consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement and, in each case subject to applicable law relating to the exchange of information, each party will keep the other apprised of the status of matters relating to completion of the transactions contemplated herein. Promptly upon the reasonable request of CIT, Newcourt will provide, and will use its reasonable efforts to cause each other Co-Venturer (and the ultimate parent entity thereof) in a Joint Venture to provide promptly, to CIT, to the extent reasonably available to Newcourt or such other party, the information required in order to respond to any questions asked by the Federal Reserve Board regarding any


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                                    Annex E

Co-Venturer or any joint venture. "Co-Venturer" means any company that (i) owns an interest in a company in which Newcourt has an interest or (ii) has entered into an agreement with Newcourt for Newcourt or its affiliates to finance the sale of the company's products.

     (d) Newcourt and CIT shall, upon request, furnish each other with all information concerning themselves, their Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Circular, the Registration Statement or any other statement, filing, notice or application made by or on behalf of Newcourt, CIT or any of their respective Subsidiaries to any Governmental Entity in connection with the Arrangement and the other transactions contemplated by this Agreement. Without limiting the foregoing, Newcourt shall as promptly as practicable provide to CIT upon its request all financial information pertaining to Newcourt reasonably necessary or advisable in connection with the foregoing, including the Canadian to U.S. GAAP reconciliation for the period ended June 30, 1999 and the necessary information to conform Newcourt's financial information to CIT's accounting policies and reporting format.

     (e) Newcourt and CIT shall, subject to applicable law, promptly furnish each other with copies of written communications received by Newcourt or CIT, as the case may be, or any of their respective Subsidiaries, Affiliates or Associates (as such terms are defined in Rule 12b-2 under the Exchange Act as in effect on the date of this Agreement) from, or delivered by any of the foregoing to, any Governmental Entity in respect of the transactions contemplated hereby.

     (f) Each party will give the other party a reasonable opportunity to participate in the defense of any shareholder litigation against such party and its directors relating to the transactions contemplated hereby; provided, however, that (x) the foregoing shall not require either party to take any such action which would be reasonably likely to jeopardize such party's attorney-client privilege and (y) the party to this Agreement that is the defendant in such litigation shall control such litigation.

     7.2. Access to Information. (a) Upon reasonable notice and subject to applicable laws relating to the exchange of information, each party shall, and shall cause each of its Subsidiaries to, afford to the officers, employees, accountants, counsel and other representatives of the other party, reasonable access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, commitments, records, officers, employees, accountants, counsel and other representatives and, during such period, it shall, and shall cause its Subsidiaries to, make available to the other party all information concerning its business, properties and personnel as the other party may reasonably request. Neither party nor any of its Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate the rights of its customers, jeopardize any attorney-client privilege or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement. The parties hereto will use their reasonable best efforts to (x) mitigate any restrictions pursuant to the preceding sentence and (y) make appropriate substitute disclosure arrangements under circumstances in which such restrictions cannot be so mitigated. The access described above shall include the right of CIT to maintain on Newcourt's premises during all normal business hours one or more representatives of CIT who shall be afforded access in the manner set forth above.

     (b) All information furnished to either party pursuant to Section 7.2(a) shall be subject to, and such party shall hold all such information in confidence in accordance with, the provisions of the confidentiality agreement, dated February 24, 1999 (the "Confidentiality Agreement"), between Newcourt and CIT.

     (c) No investigation by either of the parties or their respective representatives shall affect the representations, warranties, covenants or agreements of the other set forth herein.

     (d) Within twenty-one (21) days following the last day of each month after the date of this Agreement, Newcourt shall provide CIT with its consolidated balance sheet as of the end of such month and the related consolidated statement of income, in each case prepared in accordance with Canadian GAAP consistently applied, together with a statement setting forth in reasonable detail a computation of Adjusted Shareholders' Equity as of such month end.

     7.3. Shareholder Meetings. Newcourt and CIT each shall take all steps necessary to duly call, give notice of, convene and hold a meeting of its respective shareholders to be held as soon as is reasonably practicable


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                                    Annex E
after the issuance of the Interim Order for the purpose of voting upon the approval of (a) the Plan of Arrangement and the consummation of the transactions contemplated thereby (the "Newcourt Shareholder Matters"), in the case of Newcourt, and (b) the issuance of shares of CIT Common Stock pursuant to this Agreement and the Plan of Arrangement, upon exchange of Exchangeable Shares and upon exercise of the Replacement Options, and the CIT Transition Option Plan (collectively, the "CIT Shareholder Matters"), in the case of CIT. CIT will and, subject to the penultimate sentence of this Section 7.3, Newcourt will, through its respective Board of Directors, recommend to its respective shareholders (x) approval of the Newcourt Shareholder Matters, in the case of Newcourt, and (y) approval of the CIT Shareholder Matters, in the case of CIT, and, in each case, such other matters as may be submitted to its shareholders in connection with this Agreement. Neither the Board of Directors of either party nor any committee thereof shall withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to the other party, the approval or recommendation by such Board of Directors or such committee of the Newcourt Shareholder Matters, in the case of Newcourt, or the CIT Shareholder Matters, in the case of CIT, and neither the Board of Directors of Newcourt nor any committee thereof shall (i) approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal, or (ii) cause Newcourt to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement (each, an "Acquisition Agreement") related to any Acquisition Proposal. Notwithstanding the foregoing, in the event that the Board of Directors of Newcourt determines in good faith, after consultation with outside counsel, that in light of a Superior Proposal it is necessary to do so in order to comply with its fiduciary duties to Newcourt and to Newcourt's shareholders under applicable law, the Board of Directors of Newcourt may terminate this Agreement solely in order to concurrently enter into an Acquisition Agreement with respect to a Superior Proposal, but only after the fifth day following CIT's receipt of written notice advising CIT that the Board of Directors of Newcourt is prepared to accept a Superior Proposal, and only if, during such five-day period, if CIT so elects, Newcourt and its advisors shall have negotiated in good faith with CIT to make such adjustments in the terms and conditions of this Agreement as would enable CIT to proceed with the transactions contemplated herein on such adjusted terms. Newcourt and CIT shall coordinate and cooperate with respect to the foregoing matters with a view toward, among other things, holding the respective meetings of each party's shareholders on the same day.

     7.4. Legal Conditions to Arrangement. (a) Each of Newcourt and CIT shall, and shall cause its Subsidiaries (including, in the case of CIT, Newco and Exchangeco) to, use their reasonable best efforts (i) to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal requirements which may be imposed on such party or its Subsidiaries with respect to the Arrangement and, subject to the conditions set forth in Article VIII hereof, to consummate the transactions contemplated by this Agreement; (ii) to obtain (and to cooperate with the other party to obtain) any consent, authorization, order or approval of, or any exemption by, any Governmental Entity and any other third party which is required to be obtained by Newcourt or CIT or any of their respective Subsidiaries in connection with the Arrangement and the other transactions contemplated by this Agreement, and to comply with the terms and conditions of such consent, authorization, order or approval; and
(iii) in the case of CIT, to execute and deliver (and cause Newco and Exchangeco to execute and deliver) the Arrangement Documents.

     (b) Without limiting the generality of Section 7.4(a), in the event that either party fails or expects to fail to obtain any consent, authorization, order or approval of, or any exemption by, any Governmental Entity because of the type or nature of any assets or the activities of any business of either party or any of its Subsidiaries, such party shall use its reasonable best efforts to take or cause to be taken all actions necessary to either obtain the required approval or obviate the need to obtain such approval, including, if necessary, discontinuing or disposing of such business or assets or restructuring the conduct of such business; provided, however, that no party shall be required to take any such action if doing so would reasonably be expected to have a Material Adverse Effect on Newcourt and CIT (on a combined basis).

     7.5. Affiliates. Newcourt shall use its reasonable best efforts to cause each director, executive officer and other person who is an "affiliate" (for purposes of Rule 145 under the Securities Act) of Newcourt to deliver to CIT, as soon as practicable after the date of this Agreement, a written agreement, in the form of Exhibit 7.5(a) or Exhibit 7.5(b) hereto, as applicable.

     7.6. Stock Exchange Listings; Tax Status. Each of CIT and Newcourt shall, to the extent applicable, use its reasonable best efforts to (i) cause the Exchangeable Shares and the shares of CIT Common Stock to be listed


                                       30
                                    Annex E
and posted for trading on the TSE by the Effective Time and, with respect to the Exchangeable Shares, to maintain the listing as long as any Exchangeable Shares are outstanding, (ii) cause the shares of CIT Common Stock to be issued in the Arrangement or upon exchange of the Exchangeable Shares and upon exercise of the Replacement Options from time to time to be approved for listing on the NYSE, subject to official notice of issuance, as of the Effective Time and (iii) ensure that Exchangeco remains a "public corporation" within the meaning of the ITA until the earlier of (x) such time as there are no Exchangeable Shares outstanding and (y) five years after the Effective Time.

     7.7. Employee Benefit Plans; Existing Agreements. (a) From and after the Effective Time, the employees of Newcourt and the Newcourt Subsidiaries as of the Effective Time (the "Newcourt Employees") shall continue to participate in Newcourt's employee benefit and compensation plans in which they currently participate or, at CIT's discretion, in CIT's employee benefit and compensation plans or a combination thereof. Prior to December 31, 2000, CIT shall not, and shall not permit any of its Subsidiaries to, modify or amend the benefit programs applicable to Newcourt Employees in any manner which would cause the benefits provided to such employees under such plans in the aggregate, to be less favorable than those provided to Newcourt Employees under such plans immediately prior to the Effective Time except to the extent agreed to by Messrs. Gamper and Banks of New CIT. The foregoing limitation on CIT's and its subsidiaries' right to amend or modify the compensation plans does not apply to Newcourt employees who have employee contracts with New CIT. Without limiting the generality of the foregoing, from and after the Effective Time, CIT shall continue to maintain Newcourt's share loan program (including the related financial support thereof) with respect to participants in such program as of the Effective Time for the sole purpose of permitting participants in the program at the Effective Time to repay outstanding loans without adverse amendment or adverse alteration in the administration thereof for so long as any loans remain outstanding thereunder.

     (b) Following December 31, 2000 (or such earlier date that a Newcourt Employee commences participation in a plan), with respect to each deferred compensation plan, incentive compensation plan, equity compensation plan, "welfare" plan, fund or program, "pension" plan, fund or program; each termination or severance plan or program; and each other employee benefit plan, fund, program, agreement or arrangement, in each case, in which Newcourt Employees participate (the "New CIT Plans"), for purposes of determining eligibility to participate, vesting, and entitlement to benefits, including for severance benefits and vacation entitlement (but not for accrual of pension benefits or post-retirement welfare benefits), service with Newcourt (or predecessor employers to the extent Newcourt provides past service credit) shall be treated as service with New CIT. Such service also shall apply for purposes of satisfying any waiting periods, evidence of insurability requirements, or the application of any preexisting condition limitations. Each New CIT Plan shall waive pre-existing condition limitations to the same extent waived under the applicable Newcourt Plan. Newcourt Employees shall be given credit for amounts paid under a corresponding benefit plan during the same period for purposes of applying deductibles, copayments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of the New CIT Plan.

     (c) Not later than March 15, 2000 (the "1999 Bonus Payment Date"), in addition to any amounts that the Newcourt Employees shall have earned under CIT's incentive bonus plans in 1999, CIT shall, or shall cause Newcourt to, pay to each Newcourt Employee who is employed on the Bonus Payment Date a pro-rata 1999 bonus under Newcourt's incentive bonus plans in respect of the period from January 1, 1999 through the Closing Date based on Newcourt's annualized performance (without regard to the effect (including the cost) of any actions taken by Newcourt or any of the Newcourt Subsidiaries in contemplation of the Arrangement or at the request of CIT) from January 1, 1999 through the end of the last full month prior to consummation of the Arrangement; provided, however, that if, prior to the 1999 Bonus Payment Date, any Newcourt Employee is terminated other than for cause, CIT shall, or shall cause Newcourt to, pay to such Newcourt Employee on the date of termination the pro-rata 1999 bonus that would have otherwise been payable to such employee on the 1999 Bonus Payment Date. The provisions of this Section 7.7(c) are intended to be for the benefit of, and shall be enforceable by, each such director, officer or employee.

     (d) As of the Effective Time, CIT shall assume and honor and shall cause the appropriate Subsidiaries of CIT to assume and to honor in accordance with their terms all employment, severance and other compensation agreements and arrangements existing prior to or as of the execution of this Agreement which are between Newcourt or any of its Subsidiaries and any director, officer or employee thereof and whether or not disclosed


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in the Newcourt Disclosure Schedule, including, without limitation, the Separation Agreements and General Releases of even date herewith between Newcourt and each of the parties thereto as listed in Section 4.8(a)(x)(3) of the Newcourt Disclosure Schedule. CIT acknowledges and agrees that the Arrangement constitutes a "Change in Control" for all purposes pursuant to such agreements and arrangements, except that, with respect to the AT&T Capital Member Severance Plan, the AT&T Capital 1995 Leadership Severance Plan and any AT&T Capital Annual Incentive Plan, the existing Plan Administrators and Benefits Committee (as defined therein) under each such plan will seek advice and make a determination as to whether the Arrangement constitutes such a Change of Control, and the acknowledgment of CIT in this sentence shall be deemed operative with respect to any such plan only to the extent the Arrangement is so determined by the Plan Administrators and the Benefits Committee for such plan to constitute a Change of Control under and pursuant to such Plan. The provisions of this Section 7.7(d) are intended to be for the benefit of, and shall be enforceable by, each such director, officer or employee.

     (e) Prior to the Effective Time, Newcourt shall amend or cause to be amended the Newcourt Credit Group Inc. Savings and Investment Plan (the "Savings Plan") so that, as of the Effective Time, participants in the Savings Plan will not be permitted to transfer balances into, make contributions to, or have contributions made to, the Newcourt Common Share investment option under the Savings Plan.

     (f) Newcourt and CIT shall take all such steps as may be required to provide that, with respect to each Section 16 Affiliate (as defined below), (i) the transactions contemplated by this Agreement and the Plan of Arrangement, and
(ii) any other acquisitions of CIT equity securities (including derivative securities) in connection with this Agreement or the Plan of Arrangement, shall be exempt under Rule 16b-3 promulgated under the Exchange Act, in accordance with the terms and conditions set forth in that certain No-Action Letter, dated January 12, 1999, issued by the SEC to Skadden, Arps, Slate, Meagher & Flom LLP. For purposes of this Agreement, "Section 16 Affiliate" shall mean each individual who (x) immediately prior to the Effective Time is a director or officer of Newcourt or (y) at the Effective Time will become a director or officer of CIT.

     7.8. Indemnification. (a) From and after the Effective Time, CIT agrees to maintain, or cause to be maintained, all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time now existing in favor of the current or former directors or officers of Newcourt or any Newcourt Subsidiary as provided in their respective articles of incorporation or by-laws or similar governing documents, and CIT hereby assumes, effective at the Effective Time, all such liability.

     (b) In addition to the foregoing, in the event of any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal or administrative, including, without limitation, any such claim, action, suit, proceeding or investigation in which any person who is now, or has been at any time prior to the date of this Agreement, or who becomes prior to the Effective Time, a director, officer or employee of Newcourt or any of its Subsidiaries, (the "Indemnified Parties") is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that he is or was a director, officer or employee of Newcourt, any of the Subsidiaries of Newcourt or any of their respective predecessors or affiliates or (ii) this Agreement, the March Agreement or any of the transactions contemplated hereby or thereby, whether in any case asserted or arising before or after the Effective Time, the parties hereto agree to cooperate and use their best efforts to defend against and respond thereto. It is understood and agreed that after the Effective Time, CIT shall indemnify and hold harmless each such Indemnified Party against any losses, claims, damages, liabilities, costs, expenses (including reasonable attorney's fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Party) judgments, fines and amounts paid in settlement in connection with any such threatened or actual claim, action, suit, proceeding or investigation, and in the event of any such threatened or actual claim, action, suit, proceeding or investigation (whether asserted or arising before or after the Effective Time), the Indemnified Parties may retain counsel reasonably satisfactory to them after consultation with CIT; provided, however, that (1) CIT shall have the right to assume the defense thereof and upon such assumption CIT shall not be liable to any Indemnified Party for any legal expenses of other counsel or any other expenses subsequently incurred by any Indemnified Party in connection with the defense thereof, except that if CIT elects not to assume such defense or counsel for the Indemnified Parties reasonably advises that there are issues which raise conflicts of interest between CIT and the Indemnified Parties, the Indemnified Parties may retain counsel reasonably satisfactory to them after consultation with CIT, and CIT shall pay the reasonable fees and expenses of such counsel for the Indemnified Parties, (2) CIT shall in


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all cases (other than cases involving issues which raise conflicts of interest between or among two or more Indemnified Parties, in which cases the limitation on CIT's obligations contained in this clause (2) shall not apply) be obligated pursuant to this paragraph to pay for only one firm of counsel for all Indemnified Parties, (3) CIT shall not be liable for any settlement effected without its prior written consent (which consent shall not be unreasonably withheld) and (4) CIT shall have no obligation hereunder to any Indemnified Party when and if a court of competent jurisdiction shall ultimately determine, and such determination shall have become final and nonappealable, that indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable law. Any Indemnified Party wishing to claim Indemnification under this Section 7.8, upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify CIT thereof, provided that the failure to so notify shall not affect the obligations of CIT under this
Section 7.8 except to the extent such failure to notify materially prejudices CIT. CIT's obligations under this Section 7.8 shall continue in full force and effect without time limit from and after the Effective Time.

     (c) CIT shall cause the persons serving as officers and directors of Newcourt immediately prior to the Effective Time to be covered for a period of six years from the Effective Time by the directors' and officers' liability insurance policy maintained by Newcourt (provided that CIT may substitute therefor policies of at least the same coverage and amounts containing terms and conditions which are in the aggregate not less advantageous than such policy) with respect to acts or omissions occurring prior to the Effective Time which were committed by such officers and directors in their capacity as such; provided, however, that in no event shall CIT be required to expend on an annual basis more than 150% of the current amount expended by Newcourt (the "Insurance Amount") to maintain or procure insurance coverage, and further provided that if CIT is unable to maintain or obtain the insurance called for by this Section 7.8(c), CIT shall use all reasonable efforts to obtain as much comparable insurance as is available for the Insurance Amount.

     (d) In the event CIT or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of CIT assume the obligations set forth in this section.

     (e) The provisions of this Section 7.8 are intended to be for the benefit of, and shall be enforceable by, each such officer, director and employee referred to in this Section 7.8.

     7.9. Additional Agreements. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of each party to this Agreement and their respective Subsidiaries shall take all such necessary action as may be reasonably requested by either party.

     7.10. Coordination of Dividends. After the date of this Agreement each of CIT and Newcourt shall coordinate with the other regarding the declaration and payment of any dividends in respect of the CIT Common Stock and the Newcourt Common Shares and the record dates and payment dates relating thereto, it being the intention of the parties that any holder of Newcourt Common Shares shall not receive more than one dividend, or fail to receive one dividend, for any single calendar quarter with respect to such holder's Newcourt Common Shares and/or any shares of CIT Common Stock or Exchangeable Shares any such holder receives pursuant to the Arrangement.

     7.11. [reserved]

     7.12. [reserved]

     7.13. Board of Directors. At the Effective Time, the total number of persons serving on the Board of Directors of New CIT shall be sixteen (16), twelve (12) of whom shall be selected by the Board of Directors of CIT as provided below and four (4) of whom shall be selected by the Board of Directors of Newcourt as provided below (such four directors, the "Newcourt Directors"). Two of the twelve initial directors selected by CIT shall be designated by DKB and shall be Hisao Kobayashi and Keiji Torii. One of the four initial Newcourt Directors shall be David Banks, who will serve as non-executive Vice Chairman of the Board of Directors of New CIT, and two of the remaining initial Newcourt Directors shall be a person designated by Hercules Holdings (Cayman) Limited ("Hercules") and a person designated by Canadian Imperial Bank of Commerce


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                                    Annex E

("CIBC"), in each case, pursuant to the Amended and Restated Voting Agreements entered into as of the date of this Agreement between each of such parties, respectively, and CIT. If within two years after the Effective Time, any Newcourt Director ceases to serve as a director of New CIT, or either or both of CIBC and Hercules ceases to have the right to nominate a director to serve on the Board of New CIT pursuant to the terms of its Amended and Restated Voting Agreement with CIT, then the remaining Newcourt Directors shall designate a successor director to serve on the Board of New CIT, subject to the concurrence of CIT. The remaining person to serve initially on the Board of Directors of New CIT as of the Effective Time who is to be selected by Newcourt shall be selected by the Board of Directors of Newcourt, subject to the concurrence of CIT, from among those persons serving on the Board of Directors of Newcourt prior to the Effective Time; and the remaining ten persons to serve on the Board of Directors of New CIT as of the Effective Time who are to be selected by CIT shall be selected solely by and at the absolute discretion of the Board of Directors of CIT. In the event that, prior to the Effective Time, any person named above or any other person so selected to serve on the Board of Directors of New CIT after the Effective Time is unable or unwilling to serve in such position, the Board of Directors or stockholders which selected such person shall designate another of its members to serve in such person's stead in accordance with the provisions of the immediately preceding sentence, including in the case of Newcourt Directors the concurrence of CIT.

     7.14. Notification of Certain Matters. Each of Newcourt and CIT will give prompt notice to the other party of (i) any change or event which would cause any representation or warranty made by it to be untrue or inaccurate as of the Effective Time, subject to Article III, or (ii) any material failure by it to comply with or satisfy any covenant or agreement to be complied with by it hereunder.

     7.15. Comfort Letters. Each of Newcourt and CIT shall use its reasonable efforts to cause to be delivered to the other party a letter of its respective independent public accountants, substantially in the form attached hereto as Exhibit E, dated (i) the date on which the Registration Statement shall become effective, or, if there is no Registration Statement, the date of mailing of the Proxy Circular, and (ii) a date shortly prior to the Effective Time, and addressed to such other party.

     7.16. Year 2000. Each Party shall use its reasonable best efforts to implement its respective Y2K Plan. At the request of the other party, each party shall periodically update the other party regarding its process with respect to its Y2K Plan.

     7.17. No Inconsistent Actions. Neither Newcourt nor CIT shall effectuate any transaction or enter into any agreement the effect of which would be to interfere with or otherwise impede consummation of the transactions contemplated hereby.

     7.18. [reserved]

     7.19. Phase II Transactions. (a) From and after the date of this Agreement, the parties hereto hereby agree to use their reasonable best efforts to cause the transactions described in Section 7.19 of the Newcourt Disclosure Schedule (such transactions, the "Phase II Transactions") to occur as soon as practicable following the Effective Time, and, in furtherance of the foregoing, from and after the date of this Agreement, each of CIT and Newcourt shall cooperate with each other and use their reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, and to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and Governmental Entities which are necessary or advisable to consummate the Phase II Transactions, or which are required as a result of the Phase II Transactions in order to maintain in effect any governmental authorizations, licenses or approvals pursuant to which either of the parties or their Subsidiaries carries on its business as currently conducted (which, in the case of CIT, shall include, without limitation, entering into, effective as of the effective time of the Phase II Transactions, any and all such supplemental indentures, assumption agreements, support agreements and guarantees with respect to the existing debt obligations of Newcourt and its Subsidiaries as are necessary or advisable to consummate the Phase II Transactions); provided, however, that no party shall be required to take any action pursuant to this Section 7.19(a) to the extent that doing so would jeopardize or delay the consummation of any of the transactions contemplated hereby or the satisfaction of any of the conditions contained in
Article VIII.

     (b) Newcourt and CIT each will furnish to the other for review in advance, and to the extent practicable each will consult the other on, in each case subject to applicable laws relating to the exchange of information,


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                                    Annex E
all the information relating to Newcourt or CIT, as the case may be, and any of their respective Subsidiaries, which appears in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the Phase II Transactions. In exercising the foregoing right, each of the parties hereto shall act reasonably and as promptly as practicable. The parties hereto agree that they will consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary or advisable to consummate the Phase II Transactions and, in each case subject to applicable law relating to the exchange of information, each party will keep the other apprised of the status of matters relating to completion of the Phase II Transactions. Newcourt and CIT shall, upon request, furnish each other with all information concerning themselves, their Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with any statement, filing, notice or application made by or on behalf of Newcourt, CIT or any of their respective Subsidiaries to any Governmental Entity in connection with the Phase II Transactions.

     (c) Notwithstanding anything to the contrary contained in this Agreement, the terms and phrases "transactions contemplated hereby," "transactions contemplated by this Agreement" and "Arrangement," when used anywhere in this Agreement, shall not be deemed for any purpose to include any of the Phase II Transactions. Without limiting the foregoing or the covenants contained in the other paragraphs of this Section 7.19, the parties expressly acknowledge that none of the conditions contained in Article VIII of this Agreement (including those contained in Sections 8.1(d), 8.2(g) and 8.3(e)), other than Section 8.2(e) shall require for its satisfaction that the parties obtain any consent, permit, approval or authorization of any third parties or Governmental Entity which is necessary or advisable for the consummation of the Phase II Transactions and not otherwise required for the consummation of the Arrangement.

     7.20. Newcourt Allowance. Newcourt shall take such actions as shall be necessary so that, as of the end of each month between the date of this Agreement and the Effective Time, Newcourt's allowance for credit losses reflected on its consolidated balance sheet for such month equals or exceeds 1.7% of the aggregate net book value of Newcourt's "Finance Assets Held for Investment" and "Equipment Under Operating Lease" reflected on its consolidated balance sheet for such month.

                                  ARTICLE VIII

                              CONDITIONS PRECEDENT

     8.1. Conditions to Each Party's Obligation To Effect the Arrangement . The respective obligation of each party to effect the Arrangement shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

          (a) Shareholder Approvals. (i) The Arrangement Resolution shall have been approved and adopted by the requisite vote of not less than two-thirds of the votes cast by the holders of Newcourt Common Shares who are represented in person or by proxy at the meeting of Newcourt's shareholders contemplated by Section 7.3 and in accordance with any other conditions which may be imposed by the Interim Order and (ii) the issuance of shares of CIT Common Stock pursuant to this Agreement and the Plan of Arrangement and upon exchange of Exchangeable Shares and upon issuance or exercise of Replacement Options shall have been approved and adopted by the requisite vote of the holders of the outstanding shares of CIT Common Stock under the rules of the NYSE.

          (b) Interim and Final Orders. The Interim Order and the Final Order shall each have been obtained in form and terms reasonably satisfactory to each of Newcourt and CIT, and shall such orders not have been set aside or modified on appeal or otherwise in a manner which is not reasonably acceptable to such parties.

          (c) Listing of Shares. The Exchangeable Shares and the shares of CIT Common Stock shall have been conditionally approved for listing on the TSE, subject to the usual conditions, and the shares of CIT Common Stock which shall be issued to the shareholders of Newcourt upon consummation of the Arrangement, upon exchange of the Exchangeable Shares or upon exercise of the Replacement Options shall have been authorized for listing on the NYSE, subject to official notice of issuance.


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          (d) Primary Approvals. The Primary Approvals shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired, provided that the party asserting the failure of the condition set forth in this Section 8.1(d) shall have taken any and all actions that such party is required to take under Section 7.4(b).

          (e) Registration Statement. The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC.

          (f) No Injunctions or Restraints; Illegality. No order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Arrangement (an "Injunction") shall be in effect. No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity which prohibits, restricts or makes illegal consummation of the Arrangement.

          (g) Dissenting Shareholders. Newcourt shall not have received from holders of more than 10% of the Newcourt Common Shares the written objection to the Arrangement Resolution referred to in Section 185(6) of the OBCA where (i) such objections (x) shall have been made timely under
     Section 3.1 of the Plan of Arrangement and (y) shall not have been withdrawn and (ii) such shares are not voted in favor of the Plan of Arrangement, unless within 30 days after the meeting of Newcourt's shareholders held pursuant to Section 7.3 or, if earlier, immediately prior to the Effective Time, any of Goldman Sachs, J.P. Morgan Securities Inc., Donaldson Lufkin & Jenrette Securities Corporation or any of their respective affiliates, has provided Newcourt and CIT with a letter stating that in the good faith reasonable judgment of such firm, such firm believes that it can place a sufficient amount of permanent equity securities of New CIT to fund the payments required to be made in respect of those shares in excess of 10% of the Newcourt Common Shares for which Dissent Rights shall have been perfected.

     8.2. Conditions to Obligations of CIT. The obligation of CIT to effect the Arrangement is also subject to the satisfaction or waiver by CIT at or prior to the Effective Time of the following conditions:

          (a) Representations and Warranties. (i) Subject to Section 3.2, the representations and warranties of Newcourt set forth in this Agreement (other than those set forth in Sections 4.2, 4.3(a) and 4.3(b)(i), 4.7, 4.11(a) and 4.18) shall be true and correct as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date; and (ii) the representations and warranties of Newcourt set forth in Sections 4.2, 4.3(a) and 4.3(b)(i), 4.7, 4.11(a) and
     4.18 of this Agreement shall be true and correct in all material respects (without giving effect to Section 3.2 of this Agreement) as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date. CIT shall have received a certificate signed on behalf of Newcourt by the Chairman and the Chief Financial Officer of Newcourt to the foregoing effect.

          (b) Performance of Obligations of Newcourt. Newcourt shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and CIT shall have received a certificate signed on behalf of Newcourt by the Chairman and the Chief Financial Officer of Newcourt to such effect.

          (c) No Pending Governmental Actions. No proceeding initiated by any Governmental Entity seeking an Injunction shall be pending.

          (d) Dell Contract. Any consent, approval or waiver which may be required in order for the Dell Contract to remain in full force and effect immediately after consummation of the Arrangement shall have been obtained and the Dell Contract shall remain in full force and effect, without any amendment or modification from the terms thereof as in effect on the date of this Agreement, other than any such amendment or modification which does not materially reduce the economic benefits of such agreement to Newcourt.


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          (e) Lucent Contract. Any consent, approval or waiver which may be required in order for the Lucent Contract to remain in full force and effect immediately after consummation of the Arrangement and the Phase II Transactions shall have been obtained and the Lucent Contract shall remain in full force and effect, without any amendment or modification from the terms thereof as in effect on the date of this Agreement, other than any such amendment or modification which does not materially reduce the economic benefits of such agreement to Newcourt.

          (f) Availability of Executives. The persons listed on Section 8.2(f) of the Newcourt Disclosure Schedule shall be serving as officers of Newcourt immediately prior to the Effective Time.

          (g) Third Party Consents. The consent, approval or waiver of each Person (other than the Governmental Entities referred to in Section 8.1(d)) whose consent to or approval of the Arrangement shall be required under any note, bond, mortgage, indenture, deed of trust, license, lease, loan or credit agreement or other agreement or other instrument or obligation to which Newcourt or any of the Newcourt Subsidiaries is a party, or by which they or any of their respective Properties may be bound or affected (other than the Dell Contract and the Lucent Contract) shall have been obtained and shall remain in full force and effect, except where the failure to have obtained such consent, waiver or approval, or the failure of any such consent, waiver or approval to be in full force and effect, would not, individually or in the aggregate, have a Material Adverse Effect on Newcourt.

          (h) Comfort Letter. Ernst & Young LLP shall have delivered to CIT a comfort letter with respect to the calculation of Final Adjusted Shareholders' Equity in the form of Exhibit F.

          (i) Litigation. As of the Closing Date, other than as set forth on
     Section 4.9 of the Newcourt Disclosure Schedule, neither Newcourt nor any of the Newcourt Subsidiaries shall be a party to any legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations against Newcourt or any of the Newcourt Subsidiaries which has had or is reasonably expected to have a Material Adverse Effect on Newcourt.

          (j) Regulatory Conditions. No Primary Approval shall have imposed any condition or restriction that would so materially adversely affect the economic or business benefits of the transactions contemplated by this Agreement so as to render inadvisable, in the reasonable good faith judgment of CIT, the consummation of the transactions contemplated hereby.

     8.3. Conditions to Obligations of Newcourt. The obligation of Newcourt to effect the Arrangement is also subject to the satisfaction or waiver by Newcourt at or prior to the Effective Time of the following conditions:

          (a) Representations and Warranties. (i) Subject to Section 3.2, the representations and warranties of CIT set forth in this Agreement (other than those set forth in Sections 5.2, 5.3(a) and 5.3(b)(i), 5.7, 5.11(a) and 5.18) shall be true and correct as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date; and (ii) the representations and warranties of CIT set forth in Sections 5.2, 5.3(a) and 5.3(b)(i), 5.7, 5.11(a) and 5.18 of this
     Agreement shall be true and correct in all material respects (without giving effect to Section 3.2 of this Agreement) as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date. Newcourt shall have received a certificate signed on behalf of CIT by the Chief Executive Officer and the Chief Financial Officer of CIT to the foregoing effect.

          (b) Performance of Obligations of CIT. CIT shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Newcourt shall have received a certificate signed on behalf of CIT by the Chief Executive Officer and the Chief Financial Officer of CIT to such effect.

          (c) No Pending Governmental Actions. No proceeding initiated by any Governmental Entity seeking an Injunction shall be pending.

          (d) Board of Directors. CIT shall have taken all such actions as shall be necessary so that at the Effective Time, the composition of New CIT's Board of Directors shall comply with Section 7.13


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     hereof (assuming Newcourt has designated the initial Directors of New CIT that it is permitted to designate under Section 7.13 hereof).

          (e) Third Party Consents. The consent, approval or waiver of each Person (other than the Governmental Entities referred to in Section 8.1(d)) whose consent to or approval of the Arrangement shall be required under any note, bond, mortgage, indenture, deed of trust, license, lease, loan or credit agreement or other agreement or other instrument or obligation to which CIT or any of the CIT Subsidiaries is a party, or by which they or any of their respective Properties may be bound or affected shall have been obtained and shall remain in full force and effect, except where the failure to have obtained such consent, waiver or approval, or the failure of any such consent, waiver or approval to be in full force and effect, would not, individually or in the aggregate, have a Material Adverse Effect on CIT.

          (f) Litigation. As of the Closing Date, other than as set forth on
     Section 5.9 of the CIT Disclosure Schedule, neither CIT nor any of the CIT Subsidiaries shall be a party to any legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations against CIT or any of the CIT Subsidiaries which has had or is reasonably expected to have a Material Adverse Effect on CIT.

          (g) Regulatory Conditions. No Primary Approval shall have imposed any condition or restriction that would so materially adversely affect the economic or business benefits of the transactions contemplated by this Agreement so as to render inadvisable, in the reasonable good faith judgment of Newcourt, the consummation of the transactions contemplated hereby.

     8.4. No Adverse DKB Regulatory Condition; No Adverse Amendment. (a) In addition to the other conditions set forth in this Article VIII, if any approval of the Federal Reserve Board, the OSFI, the Minister of Finance of Canada or the Governor in Council of Canada required to consummate the transactions contemplated hereby (including the Arrangement) shall have imposed any condition or restriction on DKB or any of its Subsidiaries, other than (x) any conditions or restrictions that relate to the business, activities or investments of Newcourt or CIT or any of their respective Subsidiaries but do not relate to the business, activities or investments of DKB or any of its Subsidiaries (other than Newcourt, CIT or any of their respective Subsidiaries), and (y) any existing requirement, restriction or condition imposed by any such regulatory authority with respect to DKB or any of its Subsidiaries on or prior to the date hereof, the parties hereto shall not effect the Arrangement unless such condition or restriction is satisfactory to DKB in its sole reasonable judgment.

          (b) If the Ministry of Finance of Japan, the Financial Supervisory Agency of Japan or any other Japanese regulatory authority shall have imposed any requirement on DKB with respect to the transactions contemplated hereby (including the Arrangement) that would reasonably be expected to have a material adverse effect on the business or financial condition of DKB and its Subsidiaries (other than CIT and its Subsidiaries), taken as a whole, the parties hereto shall not effect the Arrangement without the prior written consent of DKB.

          (c) Newcourt and CIT shall not amend or modify this Agreement in any manner that would (i) increase the Exchange Ratio or alter the form of the consideration payable to the shareholders of Newcourt hereunder, (ii) extend the Outside Termination Date, (iii) result in a change in the structure of the transactions contemplated hereby, or (iv) alter or amend
     Section 7.13 hereof, or otherwise enter into any agreements addressing the composition of the Board of Directors of New CIT (other than the Voting Agreements referred to in the Recitals to this Agreement) or any current or future Chief Executive Officer of CIT (in each case other than the agreements set forth herein) unless such amendment or modification is satisfactory to DKB in its sole reasonable judgment.

          (d) The provisions of this Section 8.4 may not be amended or waived by the parties without the prior written consent of DKB.

          (e) The provisions of this Section 8.4 are intended to be for the benefit of, and shall be enforceable by, DKB.


                                       38
                                    Annex E

     8.5. Satisfaction of Conditions. The conditions precedent set forth in Sections 8.1, 8.2, 8.3 and 8.4 shall be conclusively deemed to have been satisfied or waived when, with the agreement of Newcourt and CIT and absent a prior written objection from DKB under Section 8.4, a certificate of arrangement in respect of the Arrangement is issued by the Director.

                                   ARTICLE IX

                           TERMINATION AND AMENDMENT

     9.1. Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the matters presented in connection with the Arrangement by the shareholders of both Newcourt and CIT:

          (a) by mutual consent of Newcourt and CIT in a written instrument, if the Board of Directors of each so determines by a vote of a majority of the members of its entire Board;

          (b) by either CIT or Newcourt upon written notice to the other party
     (i) from and after the 30th day after the date on which any request or application for a Primary Approval shall have been denied or withdrawn at the request or recommendation of the Governmental Entity which must grant such Primary Approval, unless within the 30-day period following such denial or withdrawal a petition for rehearing or an amended application has been filed with the applicable Governmental Entity; provided, however, that no party shall have the right to terminate this Agreement pursuant to this
     Section 9.1(b)(i) if the party seeking to terminate this Agreement shall have failed to perform or observe the covenants and agreements of such party set forth herein (including Section 7.4(b)); provided further, however, that in no event shall either party have the right to terminate this Agreement pursuant to this Section 9.1(b) at any time before December 31, 1999; or (ii) subject to Section 7.4(b), if any Governmental Entity of competent jurisdiction shall have issued a final nonappealable order enjoining or otherwise prohibiting the Arrangement;

          (c) by either CIT or Newcourt if the Arrangement shall not have been consummated on or before January 31, 2000 (the "Outside Termination Date"), unless the failure of the Closing to occur by such date shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein;

          (d) by either CIT or Newcourt (provided that the terminating party shall not be in material breach of any of its obligations under Section 7.3) if any approval of the shareholders of Newcourt required for the consummation of the Arrangement shall not have been obtained by reason of the failure to obtain the required vote at a duly held meeting of such shareholders or at any adjournment or postponement thereof;

          (e) by either CIT or Newcourt (provided that the terminating party shall not be in material breach of any of its obligations under Section 7.3) if any approval of the shareholders of CIT required for the consummation of the Arrangement shall not have been obtained by reason of the failure to obtain the required vote at a duly held meeting of such shareholders or at any adjournment or postponement thereof;

          (f) by either CIT or Newcourt (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a material breach of any of the representations or warranties set forth in this Agreement on the part of the other party, which breach is not cured within thirty days following written notice to the party committing such breach, or which breach, by its nature, cannot be cured prior to the Closing; provided, however, that neither party shall have the right to terminate this Agreement pursuant to this Section 9.1(f) unless the breach of representation or warranty, together with all other such breaches, would entitle the party receiving such representation not to consummate the transactions contemplated hereby under Section 8.2(a) (in the case of a breach of representation or warranty by Newcourt) or Section 8.3(a) (in the case of a breach of representation or warranty by CIT);


                                       39
                                    Annex E

          (g) by either CIT or Newcourt (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a material breach of any of the covenants or agreements set forth in this Agreement on the part of the other party, which breach shall not have been cured within thirty days following receipt by the breaching party of written notice of such breach from the other party hereto, or which breach, by its nature, cannot be cured prior to the Closing;

          (h) by Newcourt, without any further action, if Newcourt shall have entered into an Acquisition Agreement with any party other than CIT as permitted by and in accordance with Section 7.3 hereof;

          (i) by CIT, if either the Dell Contract or the Lucent Contract shall have been terminated, or either of the conditions contained in Sections 8.2(d) and 8.2(e) shall have otherwise become incapable of being satisfied; or

          (j) by CIT, if, at any time after the date of this Agreement, any of the persons listed on Section 8.2(f) of the Newcourt Disclosure Schedule shall not be serving as an officer of Newcourt.

     9.2. Effect of Termination. (a) In the event of termination of this Agreement by either CIT or Newcourt as provided in Section 9.1, this Agreement shall forthwith become void and have no effect except (i) Sections 7.2(b), 9.2 and 10.3 shall survive any termination of this Agreement and (ii) that notwithstanding anything to the contrary contained in this Agreement, no party shall be relieved or released from any liabilities or damages arising out of its willful breach of any provision of this Agreement.

          (b) If Newcourt terminates this Agreement pursuant to Section 9.1(h), Newcourt shall pay to CIT a termination fee equal to the Newcourt Fee Amount by wire transfer of same day funds on the date of termination. The "Newcourt Fee Amount" shall be $105 million; provided, however, that if the Stock Option Agreement shall terminate pursuant to the last sentence of
     Section 2(a) of the Stock Option Agreement, the Newcourt Fee Amount shall be $120 million less any amounts paid by Newcourt to CIT pursuant to the terms of the Stock Option Agreement.

          (c) In the event that an Acquisition Proposal with respect to Newcourt or any of its Subsidiaries shall have been made known to Newcourt or any of its Subsidiaries and shall have been publicly announced or otherwise become public, or shall have been made to the shareholders of Newcourt generally, and thereafter (x) this Agreement is terminated by either Newcourt or CIT pursuant to Section 9.1(d) of this Agreement, and (y) within twelve months of such termination Newcourt or any of its Subsidiaries enters into any Newcourt Acquisition Agreement (as defined below) or consummates a Newcourt Takeover Proposal (as defined below), then upon the first occurrence of any of the events contemplated by clause (y) Newcourt shall pay CIT a termination fee equal to the Newcourt Fee Amount by wire transfer of same day funds. "Newcourt Takeover Proposal" shall mean any inquiry, proposal or offer from any person relating to any direct or indirect acquisition or purchase of a business that constitutes 50% or more of the net revenues, net income or the assets of Newcourt and its subsidiaries taken as a whole, or 50% or more of the outstanding voting securities of Newcourt, any tender offer or exchange offer that if consummated would result in any person beneficially owning 50% or more of the outstanding voting securities of Newcourt, or any merger, amalgamation, plan of arrangement, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving Newcourt or the Newcourt Common Shares (or any one or more of Newcourt's Subsidiaries, if the business of such Subsidiary or all of such Subsidiaries constitutes 50% or more of the net revenues, net income or assets of Newcourt and its Subsidiaries taken as a whole), other than the transactions contemplated by this Agreement. "Newcourt Acquisition Agreement" shall mean any agreement, letter of intent or other binding agreement relating to any transaction of the type described in the definition of Newcourt Takeover Proposal.

          (d) In the event that an Acquisition Proposal with respect to CIT or any of its Subsidiaries shall have been made known to CIT or any of its Subsidiaries and shall have been publicly announced or otherwise become public, or shall have been made to the shareholders of CIT generally, and thereafter (x) this Agreement is terminated by either Newcourt or CIT pursuant to Section 9.1(e) of this Agreement, and (y) within twelve months of such termination CIT or any of its Subsidiaries enters


                                       40
                                    Annex E
     into any CIT Acquisition Agreement (as defined below) or consummates a CIT Takeover Proposal (as defined below), then upon the first occurrence of any of the events contemplated by clause (y) CIT shall pay Newcourt a termination fee equal to $120 million by wire transfer of same day funds. "CIT Takeover Proposal" shall mean any inquiry, proposal or offer from any person relating to any direct or indirect acquisition or purchase of a business that constitutes 50% or more of the net revenues, net income or the assets of CIT and its subsidiaries taken as a whole, or 50% or more of the outstanding voting securities of CIT, any tender offer or exchange offer that if consummated would result in any person beneficially owning 50% or more of the outstanding voting securities of CIT, or any merger, amalgamation, plan of arrangement, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving CIT or the CIT Common Shares (or any one or more of CIT's Subsidiaries, if the business of such Subsidiary or all of such Subsidiaries constitutes 50% or more of the net revenues, net income or assets of CIT and its Subsidiaries taken as a whole), other than the transactions contemplated by this Agreement. "CIT Acquisition Agreement" shall mean any agreement, letter of intent or other binding agreement relating to any transaction of the type described in the definition of CIT Takeover Proposal.

          (e) Newcourt and CIT agree that the agreements contained in Sections 9.2(b), 9.2(c) and 9.2(d) above are integral parts of the transactions contemplated by this Agreement and constitute liquidated damages and not a penalty. If one party fails to promptly pay to the other party any fee due under Section 9.2(b), 9.2(c) or 9.2(d), the defaulting party shall pay the costs and expenses (including legal fees and expenses) in connection with any action, including the filing of any lawsuit or other legal action, taken to collect payment, together with interest on the amount of any unpaid fee at the publicly announced prime rate of Citibank, N.A. from the date such fee was required to be paid.

     9.3 Amendment. Subject to compliance with applicable law, this Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with the Arrangement by the shareholders of either Newcourt or CIT; provided, however, that after any approval of the transactions contemplated by this Agreement by Newcourt's shareholders, there may not be, without further approval of such shareholders, any amendment of this Agreement which reduces the amount or changes the form of the consideration to be delivered to Newcourt shareholders hereunder other than as contemplated by this Agreement. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

     9.4. Extension; Waiver. At any time prior to the Effective Time, each of the parties hereto, by action taken or authorized by its Board of Directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other party hereto, (b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions of the other party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

                                   ARTICLE X

                               GENERAL PROVISIONS

     10.1. Closing. Subject to the terms and conditions of this Agreement, the closing of the Arrangement (the "Closing") will take place at 10:00 a.m. on the third business day after the satisfaction or waiver (subject to applicable law) of the latest to occur of the conditions set forth in Article VIII hereof (other than those conditions which relate to actions to be taken at the Closing)(the "Closing Date"), at the offices of Schulte Roth & Zabel LLP unless another time, date or place is agreed to in writing by the parties hereto, provided, however, that if such third business day is the sixteenth day or later day of a month, then the Closing Date shall be the last day of such month so as to permit the preparation and delivery of the Final Net Worth Statement as of the end of the immediately preceding month.


                                       41
                                    Annex E

     10.2. Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for those covenants and agreements contained herein and therein which by their terms apply in whole or in part after the Effective Time.

     10.3. Expenses. All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses, except that Newcourt shall bear and pay 50% of, and CIT shall bear and pay 50% of, the costs and expenses incurred in connection with the filing, printing and mailing of the Registration Statement and the Proxy Circular (including SEC filing fees).

     10.4. Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (with confirmation), mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):


               (a)  if to CIT, to:

                    The CIT Group, Inc.
                    1211 Avenue of the Americas
                    New York, New York 10036

                    Attention: Ernest Stein, Esq.

                    with copies to:

                    Schulte Roth & Zabel LLP
                    900 Third Avenue
                    New York, New York 10022

                    Attn: Marc Weingarten, Esq.

                    and

                    Goodman Phillips & Vineberg
                    1501 McGill College Avenue, 26th Floor
                    Montreal, Quebec

                    Attn: Sidney Horn, Esq.

                    and

               (b)  if to Newcourt, to:

                    Newcourt Credit Group Inc.
                    2 GateHall Center
                    Parsippany, New Jersey 07924

                    Attention: David F. Banks, Chairman

                    with copies to:

                    Skadden, Arps, Slate, Meagher
                      & Flom LLP
                    919 Third Avenue
                    New York, New York 10022

                    Attn: William S. Rubenstein, Esq.

                    and

                    Blake, Cassels & Graydon
                    Box 25 Commerce Court West
                    Toronto, Canada M5L 1A9

                    Attn: Gordon Currie, Esq.


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                                    Annex E

     10.5. Interpretation. Unless otherwise explicitly indicated, all references in this Agreement to "dollars," "$" or "US$" are intended to refer to United States dollars. When a reference is made in this Agreement to Sections, Exhibits or Schedules, such reference shall be to a Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include", "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation". The phrases "the date of this Agreement", "the date hereof" and terms of similar import, unless the context otherwise requires, shall be deemed to refer to August 5, 1999. No provision of this Agreement shall be construed to require Newcourt, CIT or any of their respective Subsidiaries or affiliates to take any action, or refrain from taking any action, where taking or refraining from taking such action would violate any applicable law (whether statutory or common), rule or regulation.

     10.6. Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

     10.7. Entire Agreement. This Agreement (including the documents and the instruments referred to herein or delivered in connection herewith) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, other than the Confidentiality Agreement.

     10.8. Governing Law. This Agreement and the other documents delivered in connection herewith (including the Releases) shall be governed and construed in accordance with the laws of the State of New York, without regard to any applicable conflicts of law.

     10.9. Enforcement of Agreement. The parties hereto agree that irreparable damage would occur in the event that the provisions contained in 7.2(b) of this Agreement were not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of Section 7.2(b) of this Agreement and to enforce specifically the terms and provisions thereof in any court of competent jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

     10.10. Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

     10.11. Publicity. Except as otherwise required by law or the rules of the ME, the TSE or the NYSE, so long as this Agreement is in effect, neither CIT nor Newcourt shall, or shall permit any of its Subsidiaries to, issue or cause the publication of any press release or other public announcement with respect to, or otherwise make any public statement concerning, the transactions contemplated by this Agreement without the consent of the other party, which consent shall not be unreasonably withheld.

     10.12. Assignment; No Third Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by either of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Except as otherwise expressly provided herein, this Agreement (including the documents and instruments referred to herein) is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

     10.13. No Personal Liability. (a) No director or officer of Newcourt shall have any personal liability whatsoever to CIT under this Agreement, or any other document delivered in connection with the Arrangement on behalf of Newcourt.

     (b) No director or officer of CIT shall have any personal liability whatsoever to Newcourt under this Agreement, or any other document delivered in connection with the Arrangement on behalf of CIT.


                                       43
                                    Annex E

          IN WITNESS WHEREOF, CIT and Newcourt have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

                              NEWCOURT CREDIT GROUP INC.

                              By /s/ David F. Banks
                                 -----------------------------------------
                                 Name: David F. Banks
                                 Title: Chairman


                              By /s/ David McKerroll
                                 -----------------------------------------
                                 Name:  David McKerrol
                                 Title: President, Corporation Finance


                              THE CIT GROUP, INC.

                              By /s/ Albert R. Gamper
                                 -----------------------------------------
                                 Name: Albert R. Gamper
                                 Title: President and Chief Executive Officer


                                       44
                                    Annex E

                                                                      APPENDIX I

                  Executive Officers Signing Voting Agreement
                  -------------------------------------------
                                Steven K. Hudson
                              Bradley D. Nullmeyer
                               David D. McKerroll
                               Daniel A. Jauernig
                                 Scott J. Moore
                               David J. Sharpless


                                      I-1
                                    Annex E

                                     ANNEX F


           PLAN OF ARRANGEMENT INCLUDING EXCHANGEABLE SHARE PROVISIONS

                               PLAN OF ARRANGEMENT
                                UNDER SECTION 182
                   OF THE BUSINESS CORPORATIONS ACT (ONTARIO)

                                    ARTICLE 1
                                 INTERPRETATION

1.1  Definitions

      In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

      "Agreement and Plan of Reorganization" means the amended and restated agreement and plan of reorganization made as of August 5, 1999 between CIT and Newcourt, as amended, supplemented and/or restated in accordance therewith prior to the Effective Date, providing for, among other things, the Arrangement.

      "Arrangement" means the arrangement under section 182 of the OBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Article IX of the Agreement and Plan of Reorganization or Article 6 hereof or made at the direction of the Court in the Final Order.

      "Ancillary Rights" means the Voting Rights, the Automatic Exchange Right and the Exchange Right.

      "Arrangement Resolution" means the special resolution passed by the holders of the Newcourt Common Shares at the Newcourt Meeting.

      "Articles of Arrangement" means the articles of arrangement of Newcourt in respect of the Arrangement, required by the OBCA to be sent to the Director after the Final Order is made.

      "Automatic Exchange Right" means the benefit of the obligation of CIT to effect the automatic exchange of CIT Common Shares for Exchangeable Shares pursuant to section 5.12 of the Voting and Exchange Trust Agreement.

      "Business Day" means any day on which commercial banks are open for business in New York, New York and Toronto, Ontario, other than a Saturday, a Sunday or a day observed as a holiday in Toronto, Ontario under the laws of the Province of Ontario or the federal laws of Canada or in New York, New York under the laws of the State of New York or the federal laws of the United States of America.

      "Canadian Resident" means a resident of Canada for the purpose of the ITA.

      "Certificate" means the certificate of arrangement giving effect to the Arrangement, issued pursuant to subsection 183(2) of the OBCA after the Articles of Arrangement have been filed.

      "CIT" means The CIT Group Inc., a corporation existing under the laws of the State of Delaware.

      "CIT Common Share" means a share of Class A Common Stock, par value U.S.$0.01 per share, in the capital of CIT, and any other securities into which such shares may be changed.

      "CIT Control Transaction" has the meaning ascribed thereto in the Exchangeable Share Provisions.

      "CIT Meeting" means the meeting of holders of CIT Common Shares (including any adjournment thereof) that is to be convened to consider, and if advisable, approve amongst other matters, the issuance of CIT Common Shares pursuant to this Plan of Arrangement.

      "Court" means the Superior Court of Justice (Ontario).

      "Current Market Price" has the meaning ascribed thereto in the Exchangeable Share Provisions.


                                       1
                                    Annex F

      "Depositary" means Montreal Trust Company of Canada at its offices set out in the Letter of Transmittal and Election Form.

      "Director" means the Director appointed under section 278 of the OBCA.

      "Dissent Procedures" has the meaning set out in section 3.1.

      "Dissenting Shareholder" means a holder of Newcourt Common Shares who dissents in respect of the Arrangement in strict compliance with the Dissent Procedures.

      "Dividend Amount" has the meaning ascribed thereto in section 5.1(a).

      "Effective Date" means the date shown on the Certificate.

      "Effective Time" means 12:01 a.m. on the Effective Date.

      "Election Deadline" means 5:00 p.m. (local time) at the place of deposit on the date which is one Business Day prior to the date of the Newcourt Meeting.

      "Eligible Electing Holder" means a holder of Newcourt Common Shares (i) who is a Canadian Resident; or (ii) which is a partnership that owns Newcourt Common Shares if one or more of its members would be an Eligible Electing Holder if such member held such shares directly.

      "Eligible Holder" means a holder of Newcourt Common Shares (i) who is a resident of Canada for the purposes of the ITA, other than any holder who is generally exempt from tax under the ITA, or (ii) which is a partnership that owns Newcourt Common Shares if one or more of its members would be an Eligible Holder if such member held such shares directly.

      "Exchange Ratio" means 0.70, subject to downward adjustment pursuant to the Agreement and Plan of Reorganization.

      "Exchange Right" has the meaning ascribed thereto in the Voting and Exchange Trust Agreement.

      "Exchangeable Share" means a share in the class of non-voting exchangeable shares in the capital of Exchangeco.

      "Exchangeable Share Provisions" means the rights, privileges, restrictions and conditions attaching to the Exchangeable Shares, which rights, privileges, restrictions and conditions shall be substantially as set forth in Appendix 1 hereto.

      "Exchangeco" means CIT Exchangeco Inc., a company limited by shares existing under the laws of the Province of Nova Scotia and being a subsidiary of Newco, all of the common shares of which are owned by Newco.

      "Final Order" means the final order of the Court approving the Arrangement.

      "Interim Order" means the interim order of the Court dated September 20, 1999 made in connection with the process for obtaining shareholder approval of the Arrangement and related matters.

      "ITA" means the Income Tax Act (Canada).

      "Letter of Transmittal and Election Form" means the Letter of Transmittal and Election Form for use by holders of Newcourt Common Shares, in the form accompanying the Proxy Circular.

      "Liquidation Call Purchase Price" has the meaning ascribed thereto in section 5.1(a).

      "Liquidation Call Right" has the meaning ascribed thereto in section
5.1(a).

      "Liquidation Date" has the meaning ascribed thereto in the Exchangeable Share Provisions.

      "Meeting Date" means the date of the Newcourt Meeting.

      "Newco" means 3026192 Nova Scotia Company, an unlimited liability company existing under the laws of the Province of Nova Scotia and being a wholly-owned subsidiary of CIT.

      "Newcourt" means Newcourt Credit Group Inc., a corporation existing under the laws of the Province of Ontario.


                                       2
                                    Annex F

      "Newcourt Common Shares" means the outstanding common shares in the capital of Newcourt and includes, for the purposes hereof, any Special Shares outstanding at the Effective Date.

      "Newcourt Meeting" means the special meeting of the holders of Newcourt Common Shares (including any adjournment thereof) that is to be convened as provided by the Interim Order to consider, and if deemed advisable, approve the Arrangement Resolution.

      "Newcourt Option" means an option to acquire a Newcourt Common Share granted under Newcourt's Stock Option Plan, as amended, and being outstanding and unexercised on the Effective Date.

      "NSCA" means the Companies Act (Nova Scotia), R.S. 1990, c.81.


      "OBCA" means the Business Corporations Act (Ontario), R.S.O. 1990, c.
B.16.

      "Person" includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, government body, syndicate or other entity, whether or not having legal status.

      "Proxy Circular" means the notices of the Newcourt Meeting and the CIT Meeting and accompanying joint management information circular and proxy statement dated September 21, 1999 sent to holders of Newcourt Common Shares and holders of CIT Common Shares in connection with the Newcourt Meeting and the CIT Meeting.

      "Redemption Call Purchase Price" has the meaning ascribed thereto in section 5.2(a).

      "Redemption Call Right" has the meaning ascribed thereto in section
5.2(a).

      "Redemption Date" has the meaning ascribed thereto in the Exchangeable Share Provisions.

      "Replacement Option" has the meaning ascribed thereto in section 2.2(d).

      "Special Share" means the non-voting shares in the capital of Newcourt.

      "Special Voting Share" means the share of Special Voting Stock of CIT having substantially the rights, privileges, restrictions and conditions described in the Voting and Exchange Trust Agreement.

      "Tax Election Date" has the meaning ascribed thereto in the Proxy
Circular.

      "Tax Election Filing Package" has the meaning ascribed thereto in the Proxy Circular.

      "Transition Option Plan" means the transition option plan established by CIT, effective as of the Effective Time, pursuant to which the Replacement Options will be issued.

      "Transfer Agent" has the meaning ascribed thereto in section 5.1(b).

      "Trustee" means Montreal Trust Company of Canada.

      "Voting and Exchange Trust Agreement" has the meaning ascribed thereto in the Exchangeable Share Provisions.

      "Voting Rights" means the rights of the holders of Exchangeable Shares to direct the voting of the Special Voting Share in accordance with the Voting and Exchange Trust Agreement.

1.2  Sections and Headings

      The division of this Plan of Arrangement into sections and the insertion of headings are for reference purposes only and shall not affect the interpretation of this Plan of Arrangement. Unless otherwise indicated, any reference in this Plan of Arrangement to a section or an exhibit refers to the specified section of or exhibit to this Plan of Arrangement.

1.3  Number, Gender and Persons

      In this Plan of Arrangement, unless the context otherwise requires, words importing the singular number include the plural and vice versa and words importing any gender include all genders.


                                       3
                                    Annex F

                                    ARTICLE 2
                                   ARRANGEMENT

2.1  Binding Effect

      This Plan of Arrangement will become effective at, and be binding at and after, the Effective Time on (i) Newcourt, (ii) CIT, (iii) Exchangeco, (iv) Newco, (v) all holders of Newcourt Common Shares, and (vi) all holders of securities exchangeable for or convertible into Newcourt Common Shares.


2.2  Arrangement

      Commencing at the Effective Time, the following shall occur and shall be deemed to occur in the following order without any further act or formality:

      (a) each outstanding Newcourt Common Share the holder of which is an Eligible Electing Holder and in respect of which such holder shall have made a valid election to exchange for CIT Common Shares shall be transferred by the holder thereof, without any act or formality on his part, to Exchangeco in exchange for that number of fully paid and non-assessable CIT Common Shares equal to the Exchange Ratio, and the name of each such holder will be removed from the register of holders of Newcourt Common Shares and added to the register of holders of CIT Common Shares and Exchangeco will be recorded as the registered holder of such Newcourt Common Shares so transferred and will be deemed to be the legal and beneficial owner thereof;

      (b) each outstanding Newcourt Common Share the holder of which is an Eligible Electing Holder and which the holder thereof shall have made a valid election to exchange for Exchangeable Shares and applicable Ancillary Rights shall be transferred by the holder thereof, without any act or formality on his part, to Exchangeco in exchange for that number of fully paid and non-assessable Exchangeable Shares equal to the Exchange Ratio and applicable Ancillary Rights, and the name of each such holder will be removed from the register of holders of Newcourt Common Shares and added to the register of holders of Exchangeable Shares and Exchangeco will be recorded as the registered holder of such Newcourt Common Shares so transferred and will be deemed to be the legal and beneficial owner thereof;

      (c) each outstanding Newcourt Common Share the holder of which is not an Eligible Electing Holder or is an Eligible Electing Holder who has not made a valid election as described above, (other than (i) Newcourt Common Shares held by Dissenting Shareholders who are ultimately entitled to be paid the fair value of such Newcourt Common Shares and
          (ii) Newcourt Common Shares held by CIT, Exchangeco or any subsidiary or affiliate thereof) shall be transferred by the holder thereof, without any act or formality on his part, to Exchangeco in exchange for that number of fully paid and non-assessable CIT Common Shares equal to the Exchange Ratio, and the name of each such holder will be removed from the register of holders of Newcourt Common Shares and added to the register of holders of CIT Common Shares and Exchangeco will be recorded as the registered holder of such Newcourt Common Shares so transferred and will be deemed to be the legal and beneficial owner thereof; Newcourt Common Shares held by CIT, Exchangeco or any subsidiary or affiliate thereof shall not be transferred under this Arrangement and shall remain outstanding as Newcourt Common Shares held by CIT, Exchangeco or any subsidiary or affiliate thereof;

      (d) each Newcourt Option which is outstanding and unexercised immediately prior to the Effective Time shall be converted automatically into an option issued by CIT under CIT's Transition Option Plan (a "Replacement Option") to purchase a number of CIT Common Shares equal to the product of the Exchange Ratio multiplied by the number of Newcourt Common Shares subject to such Newcourt Option. Such Replacement Option shall provide for an exercise price per CIT Common Share equal to the exercise price per Newcourt Common Share under such Newcourt Option immediately prior to the Effective Time divided by the Exchange Ratio, provided that such exercise price shall be rounded up to the nearest cent. If the foregoing calculation results in a Replacement Option being exercisable for a fraction of a CIT Common Share, then the number of CIT Common Shares subject to such Replacement Option shall be rounded down to the next whole number of CIT Common Shares. The term to expiry, conditions to and manner of exercising, vesting schedule, and all other terms and


                                       4
                                    Annex F
          conditions of such Replacement Option will otherwise be unchanged, and any document or agreement previously evidencing a Newcourt Option shall thereafter evidence and be deemed to evidence such Replacement Option under the CIT Transition Option Plan; and

      (e) CIT shall issue to and deposit with the Trustee the Special Voting Share, in consideration of the payment to CIT of US$1, to be thereafter held of record by the Trustee as trustee for and on behalf of, and for the use and benefit of, the holders of the Exchangeable Shares in accordance with the Voting and Exchange Trust Agreement.

2.3  Elections

      (a) Each Eligible Electing Holder will be entitled to make an election at or prior to the Election Deadline to receive either Exchangeable Shares and applicable Ancillary Rights or CIT Common Shares, in exchange for such holder's Newcourt Common Shares, on the basis set forth herein and in the Letter of Transmittal and Election Form.

      (b) Holders of Newcourt Common Shares who are Eligible Holders and who have elected to receive Exchangeable Shares and Ancillary Rights in exchange for Newcourt Common Shares shall be entitled to make a joint income tax election with Exchangeco pursuant to section 85 of the ITA (and the analogous provisions of provincial income tax law) with respect to the transfer of such Newcourt Common Shares to Exchangeco by providing a duly completed Tax Election Filing Package together with any required supporting schedules, signed and forwarded by the Eligible Holder to KPMG LLP on or before the Tax Election Date, all as provided for in the Proxy Circular. Thereafter, subject to the election forms and other documents complying with the provisions of the ITA (or applicable provincial income tax law), the forms will be signed by Exchangeco and forwarded by mail to the appropriate tax authorities, with a copy thereof to the Eligible Holder all as provided for in the Proxy Circular.

                                    ARTICLE 3
                                RIGHTS OF DISSENT

3.1  Rights of Dissent

      Holders of Newcourt Common Shares may exercise rights of dissent with respect to such shares pursuant to and in strict compliance with the manner set forth in section 185 of the OBCA and this section 3.1 (the "Dissent Procedures") in connection with the Arrangement; provided that, notwithstanding subsection 185(6) of the OBCA, the written objection to the Arrangement Resolution referred to in subsection 185(6) of the OBCA must be received by Newcourt not later than 5:00 p.m. (Toronto time) on the Business Day preceding the Newcourt Meeting. Holders of Newcourt Common Shares who duly exercise such rights of dissent and who:

      (a) are ultimately entitled to be paid fair value for their Newcourt Common Shares shall be deemed to have transferred such Newcourt Common Shares to Exchangeco and such shares shall be cancelled on the Effective Date; or

      (b) are ultimately not entitled, for any reason, to be paid fair value for their Newcourt Common Shares shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting holder of Newcourt Common Shares and shall receive CIT Common Shares on the basis determined in accordance with section 2.2(c), but in no case shall CIT, Newcourt, Exchangeco or any other Person be required to recognize such holders as holders of Newcourt Common Shares after the Effective Time, and the names of such holders of Newcourt Common Shares shall be deleted from the register of holders of Newcourt Common Shares at the Effective Time.


                                       5
                                    Annex F

                                    ARTICLE 4
                       CERTIFICATES AND FRACTIONAL SHARES

4.1   Issuance of Certificates Representing Exchangeable Shares

      At or promptly after the Effective Time, Exchangeco shall deposit with the Depositary, for the benefit of the holders of Newcourt Common Shares who will receive Exchangeable Shares in connection with the Arrangement, certificates representing the Exchangeable Shares issued pursuant to section 2.2 in exchange for Newcourt Common Shares. Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented one or more Newcourt Common Shares that were transferred to Exchangeco for one or more Exchangeable Shares under the Arrangement, together with such other documents and instruments as would have been required to effect the transfer of the shares formerly represented by such certificate under the OBCA and the by-laws of Newcourt and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder, a certificate representing that number (rounded down to the nearest whole number) of Exchangeable Shares which such holder has the right to receive (together with any dividends or distributions with respect thereto pursuant to section 4.3 and any cash in lieu of fractional Exchangeable Shares pursuant to section 4.4), and the certificate so surrendered shall forthwith be cancelled. In the event of a transfer of ownership of Newcourt Common Shares that is not registered in the transfer records of Newcourt, a certificate representing the proper number of Exchangeable Shares may be issued to the transferee if the certificate representing such Newcourt Common Shares is presented to the Depositary, accompanied by all documents required to evidence and effect such transfer. Until surrendered as contemplated by this section 4.1, each certificate which immediately prior to the Effective Time represented Newcourt Common Shares that were exchanged for Exchangeable Shares shall be deemed at all times after the Effective Time to represent only the right to receive upon such surrender (i) the certificate representing Exchangeable Shares as contemplated by this section 4.1, (ii) a cash payment in lieu of any fractional Exchangeable Shares as contemplated by section 4.4, and (iii) any dividends or distributions with a record date after the Effective Time theretofore paid or payable with respect to Exchangeable Shares as contemplated by section 4.3.

4.2  Exchange of Certificates for CIT Common Shares

      At or promptly after the Effective Time, Exchangeco shall deposit with the Depositary, for the benefit of the holders of Newcourt Common Shares who will receive CIT Common Shares in connection with the Arrangement, certificates representing the CIT Common Shares issued pursuant to section 2.2 in exchange for Newcourt Common Shares. Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented outstanding Newcourt Common Shares that were transferred to Exchangeco for CIT Common Shares, together with such other documents and instruments as would have been required to effect the transfer of the shares formerly represented by such certificate under the OBCA and the by-laws of Newcourt and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder, a certificate representing that number (rounded down to the nearest whole number) of CIT Common Shares which such holder has the right to receive (together with any dividends or distributions with respect thereto pursuant to section 4.3 and any cash in lieu of fractional CIT Common Shares pursuant to section 4.4), and the certificate so surrendered shall forthwith be cancelled. In the event of a transfer of ownership of Newcourt Common Shares which is not registered in the transfer records of Newcourt, a certificate representing the proper number of CIT Common Shares may be issued to the transferee if the certificate representing such Newcourt Common Shares is presented to the Depositary, accompanied by all documents required to evidence and effect such transfer. Until surrendered as contemplated by this section 4.2, each certificate which immediately prior to the Effective Time represented one or more outstanding Newcourt Common Shares that were exchanged for CIT Common Shares shall be deemed at all times after the Effective Time to represent only the right to receive upon such surrender (i) the certificate representing CIT Common Shares as contemplated by this section 4.2, (ii) a cash payment in lieu of any fractional CIT Common Shares as contemplated by section 4.4, and (iii) any dividends or distributions with a record date after the Effective Time theretofore paid or payable with respect to CIT Common Shares as contemplated by section 4.3.


                                       6
                                    Annex F

4.3   Distributions with Respect to Unsurrendered Certificates

      No dividends or other distributions declared or made after the Effective Time with respect to Exchangeable Shares or CIT Common Shares with a record date after the Effective Time shall be paid to the holder of any unsurrendered certificate which immediately prior to the Effective Time represented outstanding Newcourt Common Shares that were transferred pursuant to section 2.2, and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to section 4.4, unless and until the holder of record of such certificate shall surrender such certificate in accordance with section 4.1 or
4.2. Subject to applicable law, at the time of such surrender of any such certificate, there shall be paid to the holder of record of the certificates representing whole Newcourt Common Shares, without interest, (i) the amount of any cash payable in lieu of a fractional Exchangeable Share or CIT Common Share to which such holder is entitled pursuant to section 4.4, (ii) the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole Exchangeable Share or CIT Common Share, as the case may be, and (iii) on the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to such whole Exchangeable Share or CIT Common Share, as the case may be.


4.4  No Fractional Shares

      No certificates or scrip representing fractional Exchangeable Shares or fractional CIT Common Shares shall be issued upon the surrender for exchange of certificates pursuant to section 4.1 or 4.2 and no dividend, stock split or other change in the capital structure of Newcourt shall relate to any such fractional security and such fractional interests shall not entitle the owner thereof to exercise any rights as a security holder of CIT or Newcourt, as the case may be. In lieu of any such fractional securities:

      (a) each Person otherwise entitled to a fractional interest in an Exchangeable Share will receive a cash payment equal to such Person's pro rata portion of the net proceeds after expenses received by the Depositary upon the sale of whole shares representing an accumulation of all fractional interests in Exchangeable Shares to which all such Persons would otherwise be entitled. The Depositary will sell such Exchangeable Shares by private sale (including by way of sale through the facilities of any stock exchange upon which the Exchangeable Shares are then listed) within 15 Business Days following the Effective Date. The aggregate net proceeds after expenses of such sale will be distributed by the Depositary, pro rata in relation to the respective fractions, among the Persons otherwise entitled to receive fractional interests in Exchangeable Shares; and

      (b) each Person otherwise entitled to a fractional interest in a CIT Common Share will receive a cash payment equal to such Person's pro rata portion of the net proceeds after expenses received by the Depositary upon the sale of whole shares representing an accumulation of all fractional interests in CIT Common Shares to which all such Persons would otherwise be entitled. The Depositary will sell such CIT Common Shares on the New York Stock Exchange or The Toronto Stock Exchange within 15 Business Days following the Effective Date for those Newcourt Common Shares received by the Depositary prior to the Newcourt Shareholders Meeting. For those Newcourt Common Shares received by the Depositary after the Newcourt Shareholders Meeting, the Depositary will sell such CIT Common Stock on the New York Stock Exchange or The Toronto Stock Exchange as soon as reasonably practicable thereafter. The aggregate net proceeds after expenses of such sale will be distributed by the Depositary, pro rata in relation to the respective fractions, among the Persons otherwise entitled to receive fractional interests in CIT Common Shares.

4.5  Lost Certificates

      In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Newcourt Common Shares that were transferred pursuant to section 2.2 shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, cash and/or one or more certificates representing one or more Exchangeable Shares or CIT Common Shares (and any dividends or distributions with respect thereto and any cash pursuant to section 4.4) deliverable in accordance with such holder's Letter of Transmittal and Election Form. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the Person to whom certificates representing Exchangeable Shares or


                                       7
                                    Annex F

CIT Common Shares are to be issued shall, as a condition precedent to the issuance thereof, give a bond satisfactory to Exchangeco or CIT, as the case may be, and their respective transfer agents in such sum as Exchangeco or CIT may direct or otherwise indemnify Exchangeco and CIT in a manner satisfactory to Exchangeco and CIT against any claim that may be made against Exchangeco or CIT with respect to the certificate alleged to have been lost, stolen or destroyed.

4.6  Extinction of Rights

      Any certificate which immediately prior to the Effective Time represented outstanding Newcourt Common Shares that were transferred pursuant to section 2.2 and not deposited, with all other instruments required by section 4.1 or 4.2, on or prior to the third anniversary of the Effective Date shall cease to represent a claim or interest of any kind or nature as a shareholder of Exchangeco or CIT. On such date, the Exchangeable Shares or CIT Common Shares (or cash in lieu of fractional interests therein, as provided in section 4.4) to which the former registered holder of the certificate referred to in the preceding sentence was ultimately entitled shall be deemed to have been surrendered to Exchangeco or CIT, as the case may be, together with all entitlements to dividends, distributions and interest thereon held for such former registered holder.

4.7  Withholding Rights

      Newcourt, Exchangeco, Newco, CIT and the Depositary shall be entitled to deduct and withhold from any dividend or consideration otherwise payable to any holder of Newcourt Common Shares, CIT Common Shares or Exchangeable Shares such amounts as Newcourt, Exchangeco, Newco, CIT or the Depositary is required or permitted to deduct and withhold with respect to such payment under the ITA, the United States Internal Revenue Code of 1986 or any provision of provincial, state, local or foreign tax law, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the holder of the shares in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. To the extent that the amount so required or permitted to be deducted or withheld from any payment to a holder exceeds the cash portion of the consideration otherwise payable to the holder, Newcourt, Exchangeco, Newco, CIT and the Depositary are hereby authorized to sell or otherwise dispose of such portion of the consideration as is necessary to provide sufficient funds to Newcourt, Exchangeco, Newco, CIT or the Depositary, as the case may be, to enable it to comply with such deduction or withholding requirement and Newcourt, Exchangeco, Newco, CIT or the Depositary shall notify the holder thereof and remit any unapplied balance of the net proceeds of such sale.

                                    ARTICLE 5

             CERTAIN RIGHTS OF NEWCO TO ACQUIRE EXCHANGEABLE SHARES

5.1  Newco Liquidation Call Right

      (a) Newco shall have the overriding right (the "Liquidation Call Right"), in the event of and notwithstanding the proposed liquidation, dissolution or winding-up of Exchangeco pursuant to Article 5 of the Exchangeable Share Provisions, to purchase from all but not less than all of the holders of Exchangeable Shares (other than CIT or a subsidiary or affiliate of CIT which is a holder of Exchangeable Shares) on the Liquidation Date all but not less than all of the Exchangeable Shares held by each such holder on payment by Newco of an amount per share equal to the Current Market Price of a CIT Common Share on the last Business Day prior to the Liquidation Date (the "Liquidation Call Purchase Price"), which shall be satisfied in full by Newco causing to be delivered to such holder one CIT Common Share. For greater certainty, it is hereby confirmed that such holder shall also continue to be entitled to receive from Exchangeco on the designated payment date therefor in respect of the shares acquired by Newco (under the Liquidation Call Right), the full amount of all declared but unpaid dividends on each such Exchangeable Share held by such holder on any dividend record date which occurred prior to the date of purchase by Newco (the "Dividend Amount") and, to the extent such amount is not paid by Exchangeco on the designated payment date therefor, such amount shall be paid by Newco on such date for and on behalf of Exchangeco. In the


                                       8
                                    Annex F
          event of the exercise of the Liquidation Call Right by Newco, each holder shall be obligated to sell all the Exchangeable Shares held by the holder to Newco on the Liquidation Date on payment by Newco to the holder of the Liquidation Call Purchase Price for each such share, and Exchangeco shall have no obligation to redeem such shares so purchased by Newco.

      (b) To exercise the Liquidation Call Right, Newco must notify Exchangeco's transfer agent (the "Transfer Agent"), as agent for the holders of Exchangeable Shares, and Exchangeco, of Newco's intention to exercise such right at least 45 days before the Liquidation Date in the case of a voluntary liquidation, dissolution or winding-up of Exchangeco, and at least five Business Days before the Liquidation Date in the case of an involuntary liquidation, dissolution or winding-up of Exchangeco. The Transfer Agent will notify the holders of Exchangeable Shares as to whether or not Newco has exercised the Liquidation Call Right forthwith after the expiry of the period during which the same may be exercised by Newco. If Newco exercises the Liquidation Call Right, then on the Liquidation Date, Newco will purchase and the holders will sell all of the Exchangeable Shares then outstanding for a price per share equal to the Liquidation Call Purchase Price to be satisfied in the manner provided in section 5.1(a).

      (c) For the purposes of completing the purchase of the Exchangeable Shares pursuant to the Liquidation Call Right, Newco shall deposit with the Transfer Agent, on or before the Liquidation Date, certificates representing the aggregate number of CIT Common Shares deliverable by Newco in payment of the Liquidation Call Purchase Price less any amounts withheld pursuant to section 4.7 hereof. Provided that Newco has complied with the immediately preceding sentence, on and after the Liquidation Date the rights of each holder of Exchangeable Shares will be limited to receiving any declared but unpaid dividends from Exchangeco and, if and to the extent applicable, the unpaid Dividend Amount from Newco and, upon presentation and surrender by the holder of certificates representing the Exchangeable Shares held by such holder, the Liquidation Call Purchase Price. The holder shall on and after the Liquidation Date be considered and deemed for all purposes to be the holder of the CIT Common Shares to which it is entitled. Upon surrender to the Transfer Agent of a certificate or certificates representing Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the NSCA and the by-laws of Exchangeco and such additional documents and instruments as the Transfer Agent may reasonably require, the holder of such surrendered certificate or certificates shall be entitled to receive in exchange therefor, and the Transfer Agent on behalf of Newco shall deliver to such holder, certificates representing the CIT Common Shares to which the holder is entitled and, if applicable and on or before the payment date therefor, a cheque or cheques of Newco payable at par at any branch of the bankers of Newco in payment of the remaining portion, if any, of the total Liquidation Call Purchase Price and, if and to the extent applicable, the unpaid Dividend Amount, less any amounts withheld pursuant to section 4.7 hereof. If Newco does not exercise the Liquidation Call Right in the manner described above, on the Liquidation Date the holders of the Exchangeable Shares will be entitled to receive in exchange therefor the liquidation price otherwise payable by Exchangeco in connection with the liquidation, dissolution or winding-up of Exchangeco pursuant to Article 5 of the Exchangeable Share Provisions.

5.2  Newco Redemption Call Right

      (a) Newco shall have the overriding right (the "Redemption Call Right"), notwithstanding the proposed redemption of the Exchangeable Shares by Exchangeco pursuant to Article 7 of the Exchangeable Share Provisions, to purchase from all but not less than all of the holders of Exchangeable Shares (other than CIT or any subsidiary or affiliate of CIT which is a holder of Exchangeable Shares) on the Redemption Date all but not less than all of the Exchangeable Shares held by each such holder on payment by Newco to each holder of an amount per Exchangeable Share equal to the Current Market Price of a CIT Common Share on the last Business Day prior to the Redemption Date (the "Redemption Call Purchase Price"), which shall be satisfied in full by Newco causing to be delivered to such holder one CIT Common Share. For greater certainty, it is hereby confirmed that such holder shall also continue to be entitled to receive from Exchangeco on the designated payment


                                       9
                                    Annex F
          date therefor, the Dividend Amount and, to the extent such amount is not paid by Exchangeco on the designated payment date therefor in respect of the shares acquired by Newco under the Redemption Call Right, such amount shall be paid by Newco at such date for and on behalf of Exchangeco. In the event of the exercise of the Redemption Call Right by Newco, each holder shall be obligated to sell all the Exchangeable Shares held by the holder to Newco on the Redemption Date on payment by Newco to the holder of the Redemption Call Purchase Price for each such share, and Exchangeco shall have no obligation to redeem such shares so purchased by Newco.

      (b) To exercise the Redemption Call Right, Newco must notify the Transfer Agent, as agent for the holders of Exchangeable Shares, and Exchangeco of Newco's intention to exercise such right at least 60 days before the Redemption Date, except in the case of a redemption occurring as a result of a CIT Control Transaction, an Exchangeable Share Voting Event or an Exempt Exchangeable Share Voting Event (each as defined in the Exchangeable Share Provisions), in which case Newco shall so notify the Transfer Agent and Exchangeco on or before the Redemption Date. The Transfer Agent will notify the holders of the Exchangeable Shares as to whether or not Newco has exercised the Redemption Call Right forthwith after the expiry of the period during which the same may be exercised by Newco. If Newco exercises the Redemption Call Right, on the Redemption Date, Newco will purchase and the holders will sell all of the Exchangeable Shares then outstanding for a price per share equal to the Redemption Call Purchase Price to be satisfied in the manner provided in section 5.2(a).

      (c) For the purposes of completing the purchase of the Exchangeable Shares pursuant to the Redemption Call Right, Newco shall deposit with the Transfer Agent, on or before the Redemption Date, certificates representing the aggregate number of CIT Common Shares deliverable by Newco in payment of the Redemption Call Purchase Price, less any amounts withheld pursuant to section 4.7 hereof. Provided that Newco has complied with the immediately preceding sentence, on and after the Redemption Date the rights of each holder of Exchangeable Shares will be limited to receiving any declared and unpaid dividends from Exchangeco and, if and to the extent applicable, the unpaid Dividend Amount from Newco and, upon presentation and surrender by the holder of certificates representing the Exchangeable Shares held by such holder, the Redemption Call Purchase Price. The holder shall on and after the Redemption Date be considered and deemed for all purposes to be the holder of the CIT Common Shares to which it is entitled. Upon surrender to the Transfer Agent of a certificate or certificates representing Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the NCSA and the by-laws of Exchangeco and such additional documents and instruments as the Transfer Agent may reasonably require, the holder of such surrendered certificate or certificates shall be entitled to receive in exchange therefor, and the Transfer Agent on behalf of Newco shall deliver to such holder, certificates representing the CIT Common Shares to which the holder is entitled and, if applicable and on or before the payment date therefor a cheque or cheques of Newco payable at par at any branch of the bankers of Newco in payment of the remaining portion, if any, of the total Redemption Call Purchase Price and, if and to the extent applicable, the unpaid Dividend Amount, less any amounts withheld pursuant to section 4.7 hereof. If Newco does not exercise the Redemption Call Right in the manner described above, on the Redemption Date the holders of the Exchangeable Shares will be entitled to receive in exchange therefor the redemption price otherwise payable by Exchangeco in connection with the redemption of the Exchangeable Shares pursuant to Article 7 of the Exchangeable Share Provisions.


                                       10
                                    Annex F

                                    ARTICLE 6

                                   AMENDMENTS

6.1  Amendments to Plan of Arrangement

      Newcourt reserves the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Date, provided that each such amendment, modification and/or supplement must be (i) set out in writing, (ii) approved by CIT in writing, (iii) filed with the Court and, if made following the Newcourt Meeting, approved by the Court, and (iv) communicated to holders of Newcourt Common Shares if and as required by the Court.

      Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Newcourt at any time prior to the Newcourt Meeting (provided that CIT shall have consented thereto in writing) with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the Newcourt Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

      Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Newcourt Meeting shall be effective only if (i) it is consented to in writing by each of Newcourt and CIT, and (ii) if required by the Court, it is consented to by holders of the Newcourt Common Shares voting in the manner directed by the Court.


                                       11
                                    Annex F

                              APPENDIX 1 TO ANNEX F

                           PROVISIONS ATTACHING TO THE
                   EXCHANGEABLE SHARES OF CIT EXCHANGECO INC.

      The Exchangeable Shares shall have the following rights, privileges, restrictions and conditions:

                                    ARTICLE 1
                                 INTERPRETATION

1.1  For the purposes of these share provisions:

      "Affiliate" of any Person means any other Person directly or indirectly controlling, controlled by, or under common control of, that Person. For the purposes of this definition, "control" (including, with correlative meanings, the terms "controlled by" and "under common control of"), as applied to any Person, means the possession by another Person, directly or indirectly, of the power to direct or cause the direction of the management and policies of that first mentioned Person, whether through the ownership of voting securities, by contract or otherwise.

      "Board of Directors" means the board of directors of Exchangeco.

      "Business Day" means any day on which commercial banks are open for business in New York, New York and Toronto, Ontario other than a Saturday, a Sunday or a day observed as a holiday in Toronto, Ontario under the laws of the Province of Ontario or the federal laws of Canada or in New York, New York under the laws of the State of New York or the federal laws of the United States of America.

      "Canadian Dollar Equivalent" means in respect of an amount expressed in a foreign currency (the "Foreign Currency Amount") at any date the product obtained by multiplying:

      (a)  the Foreign Currency Amount by,

      (b) the noon spot exchange rate on such date for such foreign currency expressed in Canadian dollars as reported by the Bank of Canada or, in the event such spot exchange rate is not available, such spot exchange rate on such date for such foreign currency expressed in Canadian dollars as may be deemed by the Board of Directors to be appropriate for such purpose.

      "CIT" means The CIT Group, Inc., a corporation existing under the laws of the State of Delaware, and any successor corporation thereto.

      "CIT Common Stock" means the shares of Class A Common Stock, par value U.S.$0.01 per share, in the capital of CIT, and any other securities into which such shares may be changed.

      "CIT Control Transaction" means any merger, amalgamation, tender offer, material sale of shares or rights or interests therein or thereto or similar transactions involving CIT, or any proposal to do so.

      "CIT Dividend Declaration Date" means the date on which the board of directors of CIT declares any dividend on the CIT Common Stock.

      "Class A Preference Shares" means the 4% non-cumulative, non-voting, redeemable and retractable Class A preference shares in the capital of Exchangeco.

      "Class B Preference Shares" means the Class B preference shares in the capital of Exchangeco.

      "Common Shares" means the common shares in the capital of Exchangeco.

      "Current Market Price" means, in respect of a share of CIT Common Stock on any date, the Canadian Dollar Equivalent of the average of the closing bid and asked prices of CIT Common Stock during a period of 20 consecutive trading days ending not more than three trading days before such date on the New York Stock Exchange, or, if the CIT Common Stock are not then quoted on the New York Stock Exchange, on such other stock exchange or automated quotation system on which the CIT Common Stock are listed or quoted, as the case may be, as may be selected by the Board of Directors for such purpose; provided, however, that if in the opinion of the Board of Directors the public distribution or trading activity of CIT Common Stock during such


                                       1
                             Appendix 1 to Annex F
period does not create a market which reflects the fair market value of a share of CIT Common Stock, then the Current Market Price of a share of CIT Common Stock shall be determined by the Board of Directors, in good faith and in its sole discretion, and provided further that any such selection, opinion or determination by the Board of Directors shall be conclusive and binding.

      "Dividend Amount" has the meaning ascribed thereto in section 6.3 of these share provisions.

      "Exchangeable Shares" mean the non-voting exchangeable shares in the capital of Exchangeco having the rights, privileges, restrictions and conditions set forth herein.

      "Exchangeable Share Voting Event" means any matter in respect of which holders of Exchangeable Shares are entitled to vote as shareholders of Exchangeco (for example, to approve an amalgamation involving Exchangeco where the amalgamation is not with a wholly-owned subsidiary of Exchangeco), other than an Exempt Exchangeable Share Voting Event, and, for greater certainty, excluding any matter in respect of which holders of Exchangeable Shares are entitled to vote (or instruct the Trustee to vote) in their capacity as Beneficiaries under (and as that term is defined in) the Voting and Exchange Trust Agreement. If, prior to November 1, 2004, an Exchangeable Share Voting Event is proposed, and if the Board of Directors has determined, in good faith and in its sole discretion, that it is not reasonably practicable to accomplish the business purpose intended by the Exchangeable Share Voting Event, the Redemption Date shall be the Business Day prior to the record date for any meeting or vote of the holders of the Exchangeable Shares to consider the Exchangeable Share Voting Event. The business purpose for such Exchangeable Share Voting Event must be bona fide and not for the primary purpose of causing the occurrence of a Redemption Date in any other commercially reasonable manner that does not result in an Exchangeable Share Voting Event. The Board of Directors shall give such number of days' prior written notice of such redemption to the registered holders of the Exchangeable Shares as it may determine to be reasonably practicable in such circumstances.

      "Exchangeco" means CIT Exchangeco Inc., a company limited by shares existing under the laws of the Province of Nova Scotia, and being a subsidiary of Newco, all of the common shares of which are owned by Newco.

      "Exchange Ratio" means 0.70 subject to downward adjustment pursuant to the Agreement and Plan of Reorganization.

      "Exempt Exchangeable Share Voting Event" means any matter in respect of which holders of Exchangeable Shares are entitled to vote as shareholders of Exchangeco in order to approve or disapprove, as applicable, any change to, or in the rights of the holders of, the Exchangeable Shares, where the approval or disapproval, as applicable, of such change would be required to maintain the equivalence of the Exchangeable Shares and the CIT Common Stock.

      "Liquidation Amount" has the meaning ascribed thereto in section 5.1 of these share provisions.

      "Liquidation Call Right" has the meaning ascribed thereto in the Plan of Arrangement.

      "Liquidation Date" has the meaning ascribed thereto in section 5.1 of these share provisions.

      "Newco" means 3026192 Nova Scotia Company, an unlimited liability company existing under the laws of the Province of Nova Scotia and being a wholly-owned subsidiary of CIT.

      "Newco Call Notice" has the meaning ascribed thereto in section 6.3 of these share provisions.

      "Person" includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, government body, syndicate or other entity, whether or not having legal status.

      "Plan of Arrangement" means the plan of arrangement relating to the arrangement of Newcourt Credit Group Inc. under section 182 of the Business Corporations Act (Ontario), to which plan these share provisions are attached as Appendix 1 and which plan (other than Appendix 1 thereto) is attached to these share provisions as Exhibit A.


                                       2
                             Appendix 1 to Annex F

      "Purchase Price" has the meaning ascribed thereto in section 6.3 of these share provisions.

      "Redemption Call Purchase Price" has the meaning ascribed thereto in the Plan of Arrangement.

      "Redemption Call Right" has the meaning ascribed thereto in the Plan of Arrangement.

      "Redemption Date" means the date, if any, established by the Board of Directors for the redemption by Exchangeco of all but not less than all of the outstanding Exchangeable Shares pursuant to Article 7 of these share provisions, which date shall be no earlier than November 1, 2004, unless:

      (a) there are fewer than 1,000,000 Exchangeable Shares outstanding (other than Exchangeable Shares held by CIT and its Affiliates, and as such number of shares may be adjusted as deemed appropriate by the Board of Directors to give effect to any subdivision or consolidation of or stock dividend on the Exchangeable Shares, any issue or distribution of rights to acquire Exchangeable Shares or securities exchangeable for or convertible into Exchangeable Shares, any issue or distribution of other securities or rights or evidences of indebtedness or assets, or any other capital reorganization or other transaction affecting the Exchangeable Shares), in which case the Board of Directors may accelerate such redemption date to such date prior to November 1, 2004 as it may determine, upon at least 60 days' prior written notice to the registered holders of the Exchangeable Shares;

      (b) a CIT Control Transaction occurs, in which case, provided that the Board of Directors determines, in good faith and in its sole discretion, that it is not reasonably practicable to substantially replicate the terms and conditions of the Exchangeable Shares in connection with such CIT Control Transaction and that the redemption of all but not less than all of the outstanding Exchangeable Shares is necessary to enable the completion of such CIT Control Transaction in accordance with its terms, the Board of Directors may accelerate such redemption date to such date prior to November 1, 2004 as it may determine, upon such number of days' prior written notice to the registered holders of the Exchangeable Shares as the Board of Directors may determine to be reasonably practicable in such circumstances;

      (c) an Exchangeable Share Voting Event is proposed, in which case, provided that the Board of Directors has determined, in good faith and in its sole discretion, that it is not reasonably practicable to accomplish the business purpose intended by the Exchangeable Share Voting Event, which business purpose must be bona fide and not for the primary purpose of causing the occurrence of a Redemption Date, in any other commercially reasonable manner that does not result in an Exchangeable Share Voting Event, the redemption date shall be the Business Day prior to the record date for any meeting or vote of the holders of the Exchangeable Shares to consider the Exchangeable Share Voting Event and the Board of Directors shall give such number of days' prior written notice of such redemption to the registered holders of the Exchangeable Shares as the Board of Directors may determine to be reasonably practicable in such circumstances; or

      (d) an Exempt Exchangeable Share Voting Event is proposed and the holders of the Exchangeable Shares fail to take the necessary action at a meeting or other vote of holders of Exchangeable Shares, to approve or disapprove, as applicable, the Exempt Exchangeable Share Voting Event, in which case the redemption date shall be the Business Day following the day on which the holders of the Exchangeable Shares failed to take such action and the Board of Directors shall give such number of days' prior written notice of such redemption to the registered holders of the Exchangeable Shares as the Board of Directors may determine to be reasonably practicable in such circumstances, provided, however, that the accidental failure or omission to give any notice of redemption under clauses (a), (b), (c) or (d) above to less than 10% of such holders of Exchangeable Shares shall not affect the validity of any such redemption.

      "Redemption Price" has the meaning ascribed thereto in section 7.1 of these share provisions.

      "Retracted Shares" has the meaning ascribed thereto in section 6.1(a) of these share provisions.

      "Retraction Call Right" has the meaning ascribed thereto in section 6.1(c) of these share provisions.

      "Retraction Date" has the meaning ascribed thereto in section 6.1(b) of these share provisions.


                                       3
                             Appendix 1 to Annex F

      "Retraction Price" has the meaning ascribed thereto in section 6.1 of these share provisions.

      "Retraction Request" has the meaning ascribed thereto in section 6.1 of these share provisions.

      "Support Agreement" means that certain Exchangeable Share Support Agreement between CIT, Newco and Exchangeco, to be entered into in connection with the Plan of Arrangement.

      "Transfer Agent" means Montreal Trust Company of Canada or such other Person as may from time to time be appointed by Exchangeco as the registrar and transfer agent for the Exchangeable Shares.

      "Trustee" means the trustee under the Voting and Exchange Trust Agreement, being a corporation organized and existing under the laws of Canada and authorized to carry on the business of a trust company in all the provinces of Canada, and any successor trustee appointed under the Voting and Exchange Trust Agreement.

      "Voting and Exchange Trust Agreement" means that certain Voting and Exchange Trust Agreement between CIT, Exchangeco and the Trustee, to be entered into in connection with the Plan of Arrangement.

                                    ARTICLE 2
                         RANKING OF EXCHANGEABLE SHARES

      2.1 The Exchangeable Shares shall rank behind the Class B Preference Shares, but shall be entitled to a preference over the Class A Preference Shares, the Common Shares and any other shares ranking junior to the Exchangeable Shares, with respect to the payment of dividends. The Exchangeable Shares shall rank behind the Class A Preference Shares and Class B Preference Shares, but shall be entitled to a preference over the Common Shares and any other shares ranking junior to the Exchangeable Shares, with respect to the distribution of assets in the event of the liquidation, dissolution or winding-up of Exchangeco, whether voluntary or involuntary, or any other distribution of the assets of Exchangeco, among its shareholders for the purpose of winding-up its affairs.

                                    ARTICLE 3
                                    DIVIDENDS

      3.1 Subject to the prior rights of holders of Class B Preference Shares, a holder of an Exchangeable Share shall be entitled to receive and the Board of Directors shall, subject to applicable law, on each CIT Dividend Declaration Date, declare a dividend on each Exchangeable Share:

      (a) in the case of a cash dividend declared on the CIT Common Stock, in an amount in cash for each Exchangeable Share in U.S. dollars, or, at the option of the Board of Directors, the Canadian Dollar Equivalent thereof on the CIT Dividend Declaration Date, in each case, corresponding to the cash dividend declared on each share of CIT Common Stock;

      (b) in the case of a stock dividend declared on the CIT Common Stock to be paid in CIT Common Stock, in such number of Exchangeable Shares for each Exchangeable Share as is equal to the number of CIT Common Stock to be paid on each share of CIT Common Stock; or

      (c) in the case of a dividend declared on the CIT Common Stock in property other than cash or CIT Common Stock, in such type and amount of property for each Exchangeable Share as is the same as or economically equivalent to (to be determined by the Board of Directors as contemplated by section 3.5 hereof) the type and amount of property declared as a dividend on each share of CIT Common Stock.

Such dividends shall be paid out of money, assets or property of Exchangeco properly applicable to the payment of dividends, or out of authorized but unissued shares of Exchangeco, as applicable.

      3.2 Cheques of Exchangeco payable at par at any branch of the bankers of Exchangeco shall be issued in respect of any cash dividends contemplated by section 3.1(a) hereof and the sending of such a cheque to each holder of an Exchangeable Share shall satisfy the cash dividend represented thereby unless the cheque is not paid on presentation. Certificates registered in the name of the registered holder of Exchangeable Shares shall be issued or transferred in respect of any stock dividends contemplated by section 3.1(b) hereof and the sending


                                       4
                             Appendix 1 to Annex F
of such a certificate to each holder of an Exchangeable Share shall satisfy the stock dividend represented thereby. Such other type and amount of property in respect of any dividends contemplated by section 3.1(c) hereof shall be issued, distributed or transferred by Exchangeco in such manner as it shall determine and the issuance, distribution or transfer thereof by Exchangeco to each holder of an Exchangeable Share shall satisfy the dividend represented thereby. No holder of an Exchangeable Share shall be entitled to recover by action or other legal process against Exchangeco any dividend that is represented by a cheque that has not been duly presented to Exchangeco's bankers for payment or that otherwise remains unclaimed for a period of six years from the date on which such dividend was payable.

      3.3 The record date for the determination of the holders of Exchangeable Shares entitled to receive payment of, and the payment date for, any dividend declared on the Exchangeable Shares under section 3.1 hereof shall be the same dates as the record date and payment date, respectively, for the corresponding dividend declared on the CIT Common Stock.

      3.4 If on any payment date for any dividends declared on the Exchangeable Shares under section 3.1 hereof the dividends are not paid in full on all of the Exchangeable Shares outstanding on the record date for such dividend, any such dividends that remain unpaid shall be paid on a subsequent date or dates determined by the Board of Directors on which Exchangeco shall have sufficient moneys, assets or property properly applicable to the payment of such dividends.

      3.5 The Board of Directors shall determine, in good faith and in its sole discretion, economic equivalence for the purposes of section 3.1 hereof, and each such determination shall be conclusive and binding on Exchangeco and its shareholders. In making each such determination, the following factors shall, without excluding other factors determined by the Board of Directors to be relevant, be considered by the Board of Directors:

      (a) in the case of any stock dividend or other distribution payable in CIT Common Stock, the number of such shares issued in proportion to the number of CIT Common Stock previously outstanding;

      (b) in the case of the issuance or distribution of any rights, options or warrants to subscribe for or purchase CIT Common Stock (or securities exchangeable for or convertible into or carrying rights to acquire CIT Common Stock), the relationship between the exercise price of each such right, option or warrant and the current market value (as determined by the Board of Directors in the manner above contemplated) of a share of CIT Common Stock;

      (c) in the case of the issuance or distribution of any other form of property (including, without limitation, any shares or securities of CIT of any class other than CIT Common Stock, any rights, options or warrants other than those referred to in section 3.5(b) above, any evidences of indebtedness of CIT or any assets of CIT), the relationship between the fair market value (as determined by the Board of Directors in the manner above contemplated) of such property to be issued or distributed with respect to each outstanding share of CIT Common Stock and the current market value (as determined by the Board of Directors in the manner above contemplated) of a share of CIT Common Stock; and

      (d) in all such cases, the general taxation consequences of the relevant event to holders of Exchangeable Shares to the extent that such consequences may differ from the taxation consequences to holders of CIT Common Stock as a result of differences between taxation laws of Canada and the United States (except for any differing consequences arising as a result of differing marginal taxation rates and without regard to the individual circumstances of holders of Exchangeable Shares).

      For purposes of the foregoing determinations, the current market value of any security listed and traded or quoted on a securities exchange shall be the average of the closing bid and asked prices of such security during a period of not less than 20 consecutive trading days ending not more than three trading days before the date of determination on the principal securities exchange on which such securities are listed and traded or quoted; provided, however, that if in the opinion of the Board of Directors the public distribution or trading activity of such securities during such period does not create a market which reflects the fair market value of such securities, then the current market value thereof shall be determined by the Board of Directors, in good faith and in its sole discretion, and provided further that any such determination by the Board of Directors shall be conclusive and binding on Exchangeco and its shareholders.


                                       5
                             Appendix 1 to Annex F

                                    ARTICLE 4
                              CERTAIN RESTRICTIONS

      4.1 So long as any of the Exchangeable Shares are outstanding, Exchangeco shall not at any time without, but may at any time with, the approval of the holders of the Exchangeable Shares given as specified in section 10.2 of these share provisions:

      (a) pay any dividends on the Class A Preference Shares, Common Shares or any other shares ranking junior to the Exchangeable Shares with respect to the payment of dividends, other than stock dividends payable in Class A Preference Shares, Common Shares, or any such other shares ranking junior to the Exchangeable Shares with respect to the payment of dividends, as the case may be;

      (b) redeem or purchase or make any capital distribution in respect of Common Shares or any other shares ranking junior to the Exchangeable Shares with respect to the distribution of assets in the event of a liquidation, dissolution or winding-up of Exchangeco whether voluntary or involuntary or any other distribution of the assets of Exchangeco among its shareholders for the purpose of winding-up its affairs;

      (c) redeem or purchase any other shares of Exchangeco ranking equally with the Exchangeable Shares on any liquidation distribution; or

      (d) issue any Exchangeable Shares or any other shares of Exchangeco ranking equally with, or superior to, the Exchangeable Shares other than by way of stock dividends to the holders of such Exchangeable Shares.

      The restrictions in sections 4.1(a), 4.1(b), 4.1(c) and 4.1(d) above shall not apply if all dividends on the outstanding Exchangeable Shares corresponding to dividends declared and paid to date on the CIT Common Stock shall have been declared on the Exchangeable Shares and, to the extent paid on the CIT Common Stock, have been paid on the Exchangeable Shares.

                                    ARTICLE 5
                           DISTRIBUTION ON LIQUIDATION

      5.1 In the event of the liquidation, dissolution or winding-up of Exchangeco or any other distribution of the assets of Exchangeco among its shareholders for the purpose of winding-up its affairs, a holder of Exchangeable Shares shall be entitled, subject to applicable law and to the Liquidation Call Right, to receive from the assets of Exchangeco in respect of each Exchangeable Share held by such holder on the effective date (the "Liquidation Date") of such liquidation, dissolution or winding-up, before any distribution of any part of the assets of Exchangeco among the holders of the Common Shares, or any other shares ranking junior to the Exchangeable Shares with respect to the distribution of assets in the event of a liquidation, dissolution or winding-up, an amount per share (the "Liquidation Amount"), equal to the Current Market Price of a share of CIT Common Stock on the last Business Day prior to the Liquidation Date which shall be satisfied in full by Exchangeco causing to be delivered to such holder one share of CIT Common Stock.

      5.2 On or promptly after the Liquidation Date, and subject to the exercise by Newco of the Liquidation Call Right, Exchangeco shall cause to be delivered to the holders of the Exchangeable Shares the Liquidation Amount for each such Exchangeable Share upon presentation and surrender of the certificates representing such Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the Companies Act (Nova Scotia) and the by-laws of Exchangeco and such additional documents and instruments as the Transfer Agent may reasonably require, at the registered office of Exchangeco or at any office of the Transfer Agent as may be specified by Exchangeco by notice to the holders of the Exchangeable Shares. Payment of the total Liquidation Amount for such Exchangeable Shares shall be made by delivery to each holder, at the address of the holder recorded in the securities register of Exchangeco for the Exchangeable Shares or by holding for pick-up by the holder at the registered office of Exchangeco or at any office of the Transfer Agent as may be specified by Exchangeco by notice to the holders of Exchangeable Shares, on behalf of Exchangeco of certificates representing CIT Common Stock (which shares shall be duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance) and a cheque of Exchangeco payable at par at any branch of the bankers of Exchangeco in respect of the remaining portion, if any, of the total Liquidation Amount (in each case less any amounts


                                       6
                             Appendix 1 to Annex F
withheld on account of tax required to be deducted and withheld therefrom). On and after the Liquidation Date, the holders of the Exchangeable Shares shall cease to be holders of such Exchangeable Shares and shall not be entitled to exercise any of the rights of holders in respect thereof, other than the right to receive their proportionate part of the total Liquidation Amount, unless payment of the total Liquidation Amount for such Exchangeable Shares shall not be made upon presentation and surrender of share certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected until the total Liquidation Amount has been paid in the manner hereinbefore provided. Exchangeco shall have the right at any time on or after the Liquidation Date to deposit or cause to be deposited the total Liquidation Amount in respect of the Exchangeable Shares represented by certificates that have not at the Liquidation Date been surrendered by the holders thereof in a custodial account with any chartered bank or trust company in Canada. Upon such deposit being made, the rights of the holders of Exchangeable Shares after such deposit shall be limited to receiving their proportionate part of the total Liquidation Amount (in each case less any amounts withheld on account of tax required to be deducted and withheld therefrom) for such Exchangeable Shares so deposited, against presentation and surrender of the said certificates held by them, respectively, in accordance with the foregoing provisions. Upon such payment or deposit of the total Liquidation Amount, the holders of the Exchangeable Shares shall thereafter be considered and deemed for all purposes to be holders of the CIT Common Stock delivered to them or the custodian on their behalf.

      5.3 After Exchangeco has satisfied its obligations to pay the holders of the Exchangeable Shares the Liquidation Amount per Exchangeable Share pursuant to section 5.1 of these share provisions, such holders shall not be entitled to share in any further distribution of the assets of Exchangeco. For greater certainty, it is hereby confirmed that notwithstanding any other provisions of this Article 5, such holders shall continue to be entitled to receive on the designated payment date therefor, all declared and unpaid dividends on each such Exchangeable Share held by such holder on any dividend record date which occurred prior to the Liquidation Date.

                                    ARTICLE 6
                   RETRACTION OF EXCHANGEABLE SHARES BY HOLDER

      6.1 A holder of Exchangeable Shares shall be entitled at any time, subject to the exercise by Newco of the Retraction Call Right and otherwise upon compliance with the provisions of this Article 6, to require Exchangeco to redeem any or all of the Exchangeable Shares registered in the name of such holder for an amount per share equal to the Current Market Price of a share of CIT Common Stock on the last Business Day prior to the Retraction Date (the "Retraction Price"), which shall be satisfied in full by Exchangeco causing to be delivered to such holder one share of CIT Common Stock for each Exchangeable Share presented and surrendered by the holder. To effect such redemption, the holder shall present and surrender at the registered office of Exchangeco, or at any office of the Transfer Agent as may be specified by Exchangeco by notice to the holders of Exchangeable Shares, the certificate or certificates representing the Exchangeable Shares which the holder desires to have Exchangeco redeem, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the Companies Act (Nova Scotia) and the by-laws of Exchangeco and such additional documents and instruments as the Transfer Agent may reasonably require, and together with a duly executed notice of retraction (the "Retraction Request") in the form of Schedule A hereto or in such other form as may be acceptable to Exchangeco:

      (a) specifying that the holder desires to have all or any number specified therein of the Exchangeable Shares represented by such certificate or certificates (the "Retracted Shares") redeemed by Exchangeco;

      (b) stating the Business Day on which the holder desires to have Exchangeco redeem the Retracted Shares (the "Retraction Date"), provided that the Retraction Date shall be not less than 10 Business Days nor more than 15 Business Days after the date on which the Retraction Request is received by Exchangeco and further provided that, in the event that no such Business Day is specified by the holder in the Retraction Request, the Retraction Date shall be deemed to be the 15th Business Day after the date on which the Retraction Request is received by Exchangeco; and

      (c) acknowledging the overriding right (the "Retraction Call Right") of Newco to purchase all but not less than all the Retracted Shares directly from the holder and that the Retraction Request shall be


                                       7
                             Appendix 1 to Annex F
           deemed to be a revocable offer by the holder to sell the Retracted Shares to Newco in accordance with the Retraction Call Right on the terms and conditions set out in section 6.3 below.

      6.2 Subject to the exercise by Newco of the Retraction Call Right, upon receipt by Exchangeco or the Transfer Agent in the manner specified in section
6.1 hereof of a certificate or certificates representing the number of Exchangeable Shares which the holder desires to have Exchangeco redeem, together with a Retraction Request, and provided that the Retraction Request is not revoked by the holder in the manner specified in section 6.7, Exchangeco shall redeem the Retracted Shares effective at the close of business on the Retraction Date and shall cause to be delivered to such holder the total Retraction Price with respect to such shares, less any amounts withheld on account of tax required to be deducted and withheld therefrom. If only a part of the Exchangeable Shares represented by any certificate is redeemed (or purchased by Exchangeco pursuant to the Retraction Call Right), a new certificate for the balance of such Exchangeable Shares shall be issued to the holder at the expense of Exchangeco. For greater certainty, it is hereby confirmed that, notwithstanding the redemption of the Retracted Shares as aforesaid, such holder shall continue to be entitled to receive, on the designated payment date therefor all declared but unpaid dividends for which the record date has occurred prior to the Retraction Date.

      6.3 Upon receipt by Exchangeco of a Retraction Request, Exchangeco shall immediately notify Newco thereof. In order to exercise the Retraction Call Right, Newco must notify Exchangeco of its determination to do so (the "Newco Call Notice") within five Business Days of notification to Newco by Exchangeco of the receipt by Exchangeco of the Retraction Request. If Newco does not so notify Exchangeco within such five Business Day period, Exchangeco will notify the holder as soon as possible thereafter that Newco will not exercise the Retraction Call Right. If Newco delivers the Newco Call Notice within such five Business Day period, and provided that the Retraction Request is not revoked by the holder in the manner specified in section 6.7, the Retraction Request shall thereupon be considered only to be an offer by the holder to sell the Retracted Shares to Newco in accordance with the Retraction Call Right. In such event, Exchangeco shall not redeem the Retracted Shares and Newco shall purchase from such holder and such holder shall sell to Newco on the Retraction Date the Retracted Shares for an amount (the "Purchase Price") per share equal to the Retraction Price per share. For greater certainty, it is hereby confirmed that such holder shall also continue to be entitled to receive from Exchangeco on the designated payment date therefor, the full amount of all declared but unpaid dividends on those Retracted Shares held by such holder on any dividend record date which occurred prior to the Retraction Date (the "Dividend Amount") and, to the extent such amount is not paid by Exchangeco on the designated date for payment, such amount shall be paid by Newco on such date for and on behalf of Exchangeco. For the purposes of completing a purchase pursuant to the Retraction Call Right, Newco shall deposit with the Transfer Agent, on or before the Retraction Date, certificates representing CIT Common Stock, less any amounts withheld on account of tax required to be deducted and withheld therefrom. If required by the preceding provisions, Newco shall also deposit with the Transfer Agent, on or before the date for payment thereof a cheque or cheques of Newco payable at par at any branch of the bankers of Newco representing the aggregate unpaid Dividend Amount, less any amounts withheld on account of tax required to be deducted and withheld therefrom. Provided that Newco has complied with the second preceding sentence, the closing of the purchase and sale of the Retracted Shares pursuant to the Retraction Call Right shall be deemed to have occurred as at the close of business on the Retraction Date and, for greater certainty, no redemption by Exchangeco of such Retracted Shares shall take place on the Retraction Date. In the event that Newco does not deliver a Newco Call Notice within such five Business Day period, and provided that the Retraction Request is not revoked by the holder in the manner specified in section 6.7, Exchangeco shall redeem the Retracted Shares on the Retraction Date and in the manner otherwise contemplated in this Article 6.

      6.4 Exchangeco or Newco, as the case may be, shall deliver or cause the Transfer Agent to deliver to the relevant holder, at the address of the holder recorded in the securities register of Exchangeco for the Exchangeable Shares or at the address specified in the holder's Retraction Request or by holding for pick-up by the holder at the registered office of Exchangeco or at any office of the Transfer Agent as may be specified by Exchangeco by notice to the holders of Exchangeable Shares, certificates representing the CIT Common Stock (which shares shall be duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance) registered in the name of the holder or in such other name as the holder may request, and, if applicable and on or before the payment date therefor, a cheque payable at par at any branch of the bankers of


                                       8
                             Appendix 1 to Annex F

Exchangeco or Newco, as applicable, representing the aggregate declared but unpaid dividends or unpaid Dividend Amount, as the case may be, in respect of the Retracted Shares in each case, less any amounts withheld on account of tax required to be deducted and withheld therefrom, and such delivery of such certificates and cheques on behalf of Exchangeco or by Newco, as the case may be, or by the Transfer Agent shall be deemed to be payment of and shall satisfy and discharge all liability for the total Retraction Price or total Purchase Price and the total declared but unpaid dividends or Dividend Amount, as the case may be, to the extent that the same is represented by such share certificates and cheques (plus any tax deducted and withheld therefrom and remitted to the proper tax authority).

      6.5 On and after the close of business on the Retraction Date, the holder of the Retracted Shares shall cease to be a holder of such Retracted Shares and shall not be entitled to exercise any of the rights of a holder in respect thereof, other than his right to receive any declared and unpaid dividend or the Dividend Amount, as the case may be, other than the right to receive his proportionate part of the total Retraction Price or total Purchase Price, as the case may be, unless upon presentation and surrender of certificates in accordance with the foregoing provisions, payment of the total Retraction Price or the total Purchase Price, as the case may be, shall not be made as provided in section 6.4, in which case the rights of such holder shall remain unaffected until the total Retraction Price or the total Purchase Price, as the case may be, has been paid in the manner hereinbefore provided. On and after the close of business on the Retraction Date, provided that presentation and surrender of certificates and payment of the total Retraction Price or the total Purchase Price, as the case may be, has been made in accordance with the foregoing provisions, the holder of the Retracted Shares so redeemed by Exchangeco or purchased by Newco shall thereafter be considered and deemed for all purposes to be a holder of the CIT Common Stock delivered to it.

      6.6 Notwithstanding any other provision of this Article 6, Exchangeco shall not be obligated to redeem Retracted Shares specified by a holder in a Retraction Request to the extent that such redemption of Retracted Shares would be contrary to solvency requirements or other provisions of applicable law. If Exchangeco believes that on any Retraction Date it would not be permitted by any of such provisions to redeem the Retracted Shares tendered for redemption on such date, and provided that Newco shall not have exercised the Retraction Call Right with respect to the Retracted Shares, Exchangeco shall only be obligated to redeem Retracted Shares specified by a holder in a Retraction Request to the extent of the maximum number that may be so redeemed (rounded down to a whole number of shares) as would not be contrary to such provisions and shall notify the holder at least two Business Days prior to the Retraction Date as to the number of Retracted Shares which will not be redeemed by Exchangeco. In any case in which the redemption by Exchangeco of Retracted Shares would be contrary to solvency requirements or other provisions of applicable law and provided the Retraction Request is not revoked by the holder in the manner specified in section 6.7, Exchangeco shall redeem Retracted Shares in accordance with section
6.2 of these share provisions on a pro rata basis and shall issue to each holder of Retracted Shares a new certificate, at the expense of Exchangeco, representing the Retracted Shares not redeemed by Exchangeco pursuant to section
6.2 hereof. Provided that the Retraction Request is not revoked by the holder in the manner specified in section 6.7, the holder of any such Retracted Shares not redeemed by Exchangeco pursuant to section 6.2 of these share provisions as a result of solvency requirements or other provisions of applicable law shall be deemed by giving the Retraction Request to require CIT to purchase such Retracted Shares from such holder on the Retraction Date or as soon as practicable thereafter on payment by CIT to such holder of the Purchase Price for each such Retracted Share, all as more specifically provided in the Voting and Exchange Trust Agreement.

      6.7 A holder of Retracted Shares may, by notice in writing given by the holder to Exchangeco before the close of business on the Business Day immediately preceding the Retraction Date, withdraw its Retraction Request, in which event such Retraction Request shall be null and void and, for greater certainty, the revocable offer constituted by the Retraction Request to sell the Retracted Shares to Newco shall be deemed to have been revoked.

      6.8 Subject to the Support Agreement, the Voting and Exchange Trust Agreement and to the rights of holders of Exchangeable Shares (other than CIT or its subsidiaries or affiliates), in the event Newco acquires Exchangeable Shares pursuant to the Retraction Call Right or the Redemption Call Right, Newco shall be entitled to exchange such Exchangeable Shares for Common Shares on terms approved by the Board of Directors.


                                       9
                             Appendix 1 to Annex F

                                    ARTICLE 7
                 REDEMPTION OF EXCHANGEABLE SHARES BY EXCHANGECO

      7.1 Subject to applicable law, and provided Newco has not exercised the overriding Redemption Call Right, Exchangeco shall on the Redemption Date redeem all but not less than all of the then outstanding Exchangeable Shares for an amount per share equal to the Current Market Price of a share of CIT Common Stock on the last Business Day prior to the Redemption Date (the "Redemption Price"), which shall be satisfied in full by Exchangeco causing to be delivered to each holder of Exchangeable Shares one share of CIT Common Stock for each Exchangeable Share held by such holder. For greater certainty, it is hereby confirmed that, notwithstanding the redemption of Exchangeable Shares pursuant to this Article 7, such holder shall continue to be entitled to receive, on the designated payment date therefor, the full amount of all declared and unpaid dividends on each such Exchangeable Share held by such holder on any dividend record date which occurred prior to the Redemption Date.

      7.2 In any case of a redemption of Exchangeable Shares under this Article 7, Exchangeco shall, at least 60 days before the Redemption Date (other than a Redemption Date established in connection with a CIT Control Transaction, an Exchangeable Share Voting Event or an Exempt Exchangeable Share Voting Event), send or cause to be sent to each holder of Exchangeable Shares a notice in writing of the redemption by Exchangeco or the purchase by Newco under the Redemption Call Right, as the case may be, of the Exchangeable Shares held by such holder. In the case of a Redemption Date established in connection with a CIT Control Transaction, an Exchangeable Share Voting Event or an Exempt Exchangeable Share Voting Event, the written notice of redemption by Exchangeco or the purchase by Newco under the Redemption Call Right will be sent on or before the Redemption Date, on as many days prior written notice as may be determined by the Board of Directors of Exchangeco to be reasonably practicable in the circumstances. In any such case, such notice shall set out the formula for determining the Redemption Price or the Redemption Call Purchase Price, as the case may be, the Redemption Date and, if applicable, particulars of the Redemption Call Right.

      7.3 On or after the Redemption Date and subject to the exercise by Newco of the Redemption Call Right, Exchangeco shall cause to be delivered to the holders of the Exchangeable Shares to be redeemed the Redemption Price for each such Exchangeable Share, upon presentation and surrender at the registered office of Exchangeco or at any office of the Transfer Agent as may be specified by Exchangeco in such notice of the certificates representing such Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the Companies Act (Nova Scotia) and the by-laws of Exchangeco and such additional documents and instruments as the Transfer Agent may reasonably require. Payment of the total Redemption Price for such Exchangeable Shares and, if applicable, payment of any declared but unpaid dividends referred to in section 7.1, shall be made by delivery to each holder, at the address of the holder recorded in the securities register of Exchangeco or by holding for pick-up by the holder at the registered office of Exchangeco or at any office of the Transfer Agent as may be specified by Exchangeco in such notice, on behalf of Exchangeco of certificates representing CIT Common Stock (which shares shall be duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance) and, if applicable, a cheque of Exchangeco payable at par at any branch of the bankers of Exchangeco in payment of any such dividends, in each case, less any amounts withheld on account of tax required to be deducted and withheld therefrom. On and after the Redemption Date, the holders of the Exchangeable Shares called for redemption shall cease to be holders of such Exchangeable Shares and shall not be entitled to exercise any of the rights of holders in respect thereof, other than the right to receive their proportionate part of the total Redemption Price and any such dividends, unless payment of the total Redemption Price and any such dividends for such Exchangeable Shares shall not be made upon presentation and surrender of certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected until the total Redemption Price and any such dividends have been paid in the manner hereinbefore provided. Exchangeco shall have the right at any time after the sending of notice of its intention to redeem the Exchangeable Shares as aforesaid to deposit or cause to be deposited the total Redemption Price for and the full amount of such dividends on (except as provided in the preceding sentence) the Exchangeable Shares so called for redemption, or of such of the said Exchangeable Shares represented by certificates that have not at the date of such deposit been surrendered by the holders thereof in connection with such redemption, in a custodial account with any chartered bank or trust company in Canada named in such notice, less any amounts withheld


                                       10
                             Appendix 1 to Annex F
on account of tax required to be deducted and withheld therefrom. Upon the later of such deposit being made and the Redemption Date, the Exchangeable Shares in respect whereof such deposit shall have been made shall be redeemed and the rights of the holders thereof after such deposit or Redemption Date, as the case may be, shall be limited to receiving their proportionate part of the total Redemption Price and such dividends for such Exchangeable Shares so deposited, against presentation and surrender of the said certificates held by them, respectively, in accordance with the foregoing provisions. Upon such payment or deposit of the total Redemption Price and the full amount of such dividends, the holders of the Exchangeable Shares shall thereafter be considered and deemed for all purposes to be holders of the CIT Common Stock delivered to them or the custodian on their behalf.

                                    ARTICLE 8
                            PURCHASE FOR CANCELLATION

      8.1 Subject to applicable law and the articles of Exchangeco, Exchangeco may at any time and from time to time purchase for cancellation all or any part of the outstanding Exchangeable Shares at any price by tender to all the holders of record of Exchangeable Shares then outstanding or through the facilities of any stock exchange on which the Exchangeable Shares are listed or quoted at any price per share. For greater certainty, it is hereby confirmed that, notwithstanding the purchase for cancellation of Exchangeable Shares pursuant to this Article 8, holders whose Exchangeable Shares are subject to purchase shall continue to be entitled to all declared but unpaid dividends thereon for which the record date has occurred prior to the date of purchase. If in response to an invitation for tenders under the provisions of this section 8.1, more Exchangeable Shares are tendered at a price or prices acceptable to Exchangeco than Exchangeco is prepared to purchase, the Exchangeable Shares to be purchased by Exchangeco shall be purchased as nearly as may be pro rata according to the number of shares tendered by each holder who submits a tender to Exchangeco, provided that when shares are tendered at different prices, the pro rating shall be effected (disregarding fractions) only with respect to the shares tendered at the price at which more shares were tendered than Exchangeco is prepared to purchase after Exchangeco has purchased all the shares tendered at lower prices. If part only of the Exchangeable Shares represented by any certificate shall be purchased a new certificate for the balance of such shares shall be issued at the expense of Exchangeco.

                                    ARTICLE 9
                                  VOTING RIGHTS

      9.1 Except as required by applicable law and by section 9.2 and Article 10 hereof, the holders of the Exchangeable Shares shall not be entitled as such to receive notice of or to attend any meeting of the shareholders of Exchangeco or to vote at any such meeting.

      9.2 The holders of Exchangeable Shares shall be entitled to vote separately as a class in respect of any voluntary liquidation, dissolution or winding-up of Exchangeco.

                                   ARTICLE 10
                             AMENDMENT AND APPROVAL

      10.1 The rights, privileges, restrictions and conditions attaching to the Exchangeable Shares may be added to, changed or removed but only with the approval of the holders of the Exchangeable Shares given as hereinafter specified.

      10.2 Any approval given by the holders of the Exchangeable Shares to add to, change or remove any right, privilege, restriction or condition attaching to the Exchangeable Shares or any other matter requiring the approval or consent of the holders of the Exchangeable Shares shall be deemed to have been sufficiently given if it shall have been given in accordance with applicable law subject to a minimum requirement that such approval be evidenced by resolution passed by not less than two-thirds of the votes cast on such resolution at a meeting of holders of Exchangeable Shares duly called and held at which a quorum is present or represented by proxy. If no quorum is present or represented by proxy within one-half hour after the time appointed for such meeting, then the meeting shall be adjourned to the same day, in the next week, at the same time and place. At such adjourned meeting, if a quorum is not present or represented by proxy within one-half hour from the time


                                       11
                             Appendix 1 to Annex F
appointed for the meeting, the holders of Exchangeable Shares present or represented by proxy thereat may transact the business for which the meeting was originally called and a resolution passed thereat by the affirmative vote of not less than two-thirds of the votes cast on such resolution at such meeting shall constitute the approval or consent of the holders of the Exchangeable Shares.


                                   ARTICLE 11
                            RECIPROCAL CHANGES, ETC.
                         IN RESPECT OF CIT COMMON STOCK

      11.1 Each holder of an Exchangeable Share acknowledges that the Support Agreement provides, in part, that CIT will not without the prior approval of Exchangeco and the prior approval of the holders of the Exchangeable Shares given in accordance with section 10.2 of these share provisions:

      (a) issue or distribute CIT Common Stock (or securities exchangeable for or convertible into or carrying rights to acquire CIT Common Stock) to the holders of all or substantially all of the then outstanding CIT Common Stock by way of stock dividend or other distribution, other than an issue of CIT Common Stock (or securities exchangeable for or convertible into or carrying rights to acquire CIT Common Stock) to holders of CIT Common Stock who exercise an option to receive dividends in CIT Common Stock (or securities exchangeable for or convertible into or carrying rights to acquire CIT Common Stock) in lieu of receiving cash dividends;

      (b) issue or distribute rights, options or warrants to the holders of all or substantially all of the then outstanding CIT Common Stock entitling them to subscribe for or to purchase CIT Common Stock (or securities exchangeable for or convertible into or carrying rights to acquire CIT Common Stock); or

      (c) issue or distribute to the holders of all or substantially all of the then outstanding CIT Common Stock:

          (i) shares or securities of CIT of any class other than CIT Common Stock (other than shares convertible into or exchangeable for or carrying rights to acquire CIT Common Stock);

          (ii)  rights, options or warrants other than those referred to in section 11.1(b) above;

          (iii) (evidences of indebtedness of CIT); or

          (iv)   assets of CIT,

unless the economic equivalent on a per share basis of such rights, options, securities, shares, evidences of indebtedness or other assets is issued or distributed simultaneously to holders of the Exchangeable Shares.

      11.2 Each holder of an Exchangeable Share acknowledges that the Support Agreement further provides, in part, that CIT will not without the prior approval of Exchangeco and the prior approval of the holders of the Exchangeable Shares given in accordance with section 10.2 of these share provisions:

      (a) subdivide, redivide or change the then outstanding CIT Common Stock into a greater number of CIT Common Stock;

      (b) reduce, combine, consolidate or change the then outstanding CIT Common Stock into a lesser number of CIT Common Stock; or

      (c) reclassify or otherwise change the CIT Common Stock or effect an amalgamation, merger, reorganization or other transaction affecting the CIT Common Stock,

unless the same or an economically equivalent change shall simultaneously be made to, or in, the rights of the holders of the Exchangeable Shares. The Support Agreement further provides, in part, that the aforesaid provisions of the Support Agreement shall not be changed without the approval of the holders of the Exchangeable Shares given in accordance with section 10.2 of these share provisions.


                                       12
                             Appendix 1 to Annex F

                                   ARTICLE 12
                  ACTIONS BY EXCHANGECO UNDER SUPPORT AGREEMENT

      12.1 Exchangeco will take all such actions and do all such things as shall be necessary or advisable to perform and comply with and to ensure performance and compliance by CIT, Exchangeco and Newco with all provisions of the Support Agreement applicable to CIT, Exchangeco and Newco, respectively, in accordance with the terms thereof including, without limitation, taking all such actions and doing all such things as shall be necessary or advisable to enforce to the fullest extent possible for the direct benefit of Exchangeco all rights and benefits in favor of Exchangeco under or pursuant to such agreement.

      12.2 Exchangeco shall not propose, agree to or otherwise give effect to any amendment to, or waiver or forgiveness of its rights or obligations under, the Support Agreement without the approval of the holders of the Exchangeable Shares given in accordance with section 10.2 of these share provisions other than such amendments, waivers and/or forgiveness as may be necessary or advisable for the purposes of:

      (a) adding to the covenants of the other parties to such agreement for the protection of Exchangeco or the holders of the Exchangeable Shares thereunder;

      (b) making such provisions or modifications not inconsistent with such agreement as may be necessary or desirable with respect to matters or questions arising thereunder which, in the good faith opinion of the Board of Directors, it may be expedient to make, provided that the Board of Directors shall be of the good faith opinion, after consultation with counsel, that such provisions and modifications will not be prejudicial to the interests of the holders of the Exchangeable Shares; or

      (c) making such changes in or corrections to such agreement which, on the advice of counsel to Exchangeco, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error contained therein, provided that the Board of Directors shall be of the good faith opinion, after consultation with counsel, that such changes or corrections will not be prejudicial to the interests of the holders of the Exchangeable Shares.

      12.3 For purposes of subsection 191(4) of the ITA, Exchangeco hereby specifies an amount in respect of each Exchangeable Share equal to the closing sale price of a Common Share of Newcourt Credit Group Inc. on The Toronto Stock Exchange on the trading day immediately preceding the Effective Date, divided by the Exchange Ratio.

                                   ARTICLE 13
                               LEGEND; CALL RIGHTS

      13.1 The certificates evidencing the Exchangeable Shares shall contain or have affixed thereto a legend in form and on terms approved by the Board of Directors, with respect to the Support Agreement, the provisions of the Plan of Arrangement relating to the Liquidation Call Right and the Redemption Call Right, and the Voting and Exchange Trust Agreement (including the provisions with respect to the voting rights, exchange rights and automatic exchange thereunder).

      13.2 Each holder of an Exchangeable Share, whether of record or beneficial, by virtue of becoming and being such a holder shall be deemed to acknowledge each of the Liquidation Call Right, the Retraction Call Right and the Redemption Call Right, in each case, in favor of Newco, and the overriding nature thereof in connection with the liquidation, dissolution or winding-up of Exchangeco or the retraction or redemption of Exchangeable Shares, as the case may be, and to be bound thereby in favor of Newco as therein provided.

                                   ARTICLE 14
                                     NOTICES

      14.1 Any notice, request or other communication to be given to Exchangeco by a holder of Exchangeable Shares shall be in writing and shall be valid and effective if given by mail (postage prepaid) or by telecopy or by delivery to the registered office of Exchangeco and addressed to the attention of the President. Any such notice, request or other communication, if given by mail, telecopy or delivery, shall only be deemed to have been given and received upon actual receipt thereof by Exchangeco.


                                       13
                             Appendix 1 to Annex F

      14.2 Any presentation and surrender by a holder of Exchangeable Shares to Exchangeco or the Transfer Agent of certificates representing Exchangeable Shares in connection with the liquidation, dissolution or winding-up of Exchangeco or the retraction or redemption of Exchangeable Shares shall be made by registered mail (postage prepaid) or by delivery to the registered office of Exchangeco or to such office of the Transfer Agent as may be specified by Exchangeco, in each case, addressed to the attention of the President of Exchangeco. Any such presentation and surrender of certificates shall only be deemed to have been made and to be effective upon actual receipt thereof by Exchangeco or the Transfer Agent, as the case may be. Any such presentation and surrender of certificates made by registered mail shall be at the sole risk of the holder mailing the same.

      14.3 Any notice, request or other communication to be given to a holder of Exchangeable Shares by or on behalf of Exchangeco or Newco, as the case may be, shall be in writing and shall be valid and effective if given by mail (postage prepaid) or by delivery to the address of the holder recorded in the securities register of Exchangeco or, in the event of the address of any such holder not being so recorded, then at the last known address of such holder. Any such notice, request or other communication, if given by mail, shall be deemed to have been given and received on the third Business Day following the date of mailing and, if given by delivery, shall be deemed to have been given and received on the date of delivery. Accidental failure or omission to give any notice, request or other communication to one or more holders of Exchangeable Shares shall not invalidate or otherwise alter or affect any action or proceeding to be taken by Exchangeco or Newco, as the case may be, pursuant thereto.


                                       14
                             Appendix 1 to Annex F

                                   SCHEDULE A

                              NOTICE OF RETRACTION

     To: CIT Exchangeco Inc. ("Exchangeco") and 3026192 Nova Scotia Company
                                   ("Newco").

      This notice is given pursuant to Article 6 of the provisions (the "Share Provisions") attaching to the Exchangeable Shares of Exchangeco represented by this certificate. All capitalized words and expressions used in this notice that are defined in the Share Provisions have the meanings ascribed to such words and expressions in such Share Provisions.

      The undersigned hereby notifies Exchangeco that, subject to the Retraction Call Right referred to below, the undersigned desires to have Exchangeco redeem in accordance with Article 6 of the Share Provisions:

     |_|   all share(s) represented by this certificate; or


     |_|   __________________share(s) only.

      The undersigned hereby notifies Exchangeco that the Retraction Date shall be ________________________.

      NOTE: The Retraction Date must be a Business Day and must not be less than 10 Business Days nor more than 15 Business Days after the date upon which this notice is received by Exchangeco. If no such Business Day is specified above, the Retraction Date shall be deemed to be the 15th Business Day after the date on which this notice is received by Exchangeco

      The undersigned acknowledges the overriding Retraction Call Right of Newco to purchase all but not less than all the Retracted Shares from the undersigned and that this notice is and shall be deemed to be a revocable offer by the undersigned to sell the Retracted Shares to Newco in accordance with the Retraction Call Right on the Retraction Date for the Purchase Price and on the other terms and conditions set out in section 6.3 of the Share Provisions. This notice of retraction, and this offer to sell the Retracted Shares to Newco, may be revoked and withdrawn by the undersigned only by notice in writing given to Exchangeco at any time before the close of business on the Business Day immediately preceding the Retraction Date.

      The undersigned acknowledges that if, as a result of solvency provisions of applicable law, Exchangeco is unable to redeem all Retracted Shares, tendered by the holder, then Exchangeco will redeem only those Retracted Shares tendered by the holder as would not be contrary to such provisions of applicable law (rounded down to a whole number of shares). The undersigned will be deemed to have exercised the Exchange Right (as defined in the Voting and Exchange Trust Agreement) so as to require CIT to purchase the unredeemed Retracted Shares.

      The undersigned hereby represents and warrants to Exchangeco and Newco that the undersigned:

      |_|   is

        (select one)

      |_|   is not

a non-resident of Canada for purposes of the Income Tax Act (Canada). The undersigned acknowledges that in the absence of an indication that the undersigned is not a non-resident of Canada, withholding on account of Canadian tax may be made from amounts payable to the undersigned on the redemption or purchase of the Retracted Shares.

      By reason of the use by the undersigned of an English language form of Notice, the undersigned shall be deemed to have required that any contract evidenced by the Arrangement as accepted through this Notice, as well as all documents related thereto, be drawn exclusively in the English language. En raison de l'usage d'une version anglaise de la presente avis par le soussigne, ce dernier est repute avoir demande que tout contrat atteste par l'arrangement, qui est accepte au moyen de la presente avis, de meme que tous les documents qui s'y rapportent soient rediges exclusivement en anglais.


                                       15
                             Appendix 1 to Annex F

      The undersigned hereby represents and warrants to Exchangeco and Newco that the undersigned has good title to, and owns, the share(s) represented by this certificate to be acquired by Exchangeco or Newco, as the case may be, free and clear of all liens, claims and encumbrances.

__________________       ___________________________    ________________________
      (Date)              (Signature of Shareholder)    (Guarantee of Signature)


|_| Please check box if the securities and any cheque(s) resulting from the retraction or purchase of the Retracted Shares are to be held for pick-up by the shareholder from the Transfer Agent, failing which the securities and any cheque(s) will be mailed to the last address of the shareholder as it appears on the register.

NOTE: This panel must be completed and this certificate, together with such additional documents as the Transfer Agent may require, must be deposited with the Transfer Agent. The securities and any cheque(s) resulting from the retraction or purchase of the Retracted Shares will be issued and registered in, and made payable to, respectively, the name of the shareholder as it appears on the register of Exchangeco and the securities and any cheque(s) resulting from such retraction or purchase will be delivered to such shareholder as indicated above, unless the form appearing immediately below is duly completed.

Date:  ____________________________

Name of Person in Whose Name
Securities or Cheque(s)
Are to be Registered, Issued
or Delivered (please print): _____________________________________________


Street Address or P.O. Box: ______________________________________________


Signature of Shareholder: ________________________________________________


City, Province and Postal Code: __________________________________________

NOTE: If this notice of retraction is for less than all of the shares represented by this certificate, a certificate representing the remaining share(s) of Exchangeco represented by this certificate will be issued and registered in the name of the shareholder as it appears on the register of Exchangeco, unless the Share Transfer Power on the share certificate is duly completed in respect of such share(s).


                                       16
                             Appendix 1 to Annex F

                                     ANNEX G

                      EXCHANGEABLE SHARE SUPPORT AGREEMENT

        MEMORANDUM OF AGREEMENT made as of the __ day of November, 1999.


         B E T W E E N:
                      THE CIT GROUP, INC.
                      a corporation existing under the laws of the State of Delaware
                      (hereinafter referred to as "CIT"),

                                                              OF THE FIRST PART,

                        -- and --

                      3026192 NOVA SCOTIA COMPANY,
                      an unlimited liability company existing under the of the Province of Nova Scotia and a wholly-owned subsidiary of CIT (hereinafter referred to as "Newco")

                                                             OF THE SECOND PART,

                        -- and --

                      CIT EXCHANGECO INC.,
                      a company limited by shares existing under the laws of the Province of Nova Scotia and a subsidiary of Newco (hereinafter referred to as "Exchangeco")

                                                              OF THE THIRD PART.

      WHEREAS pursuant to an amended and restated agreement and plan of reorganization dated as of August 5, 1999 between Newcourt Credit Group Inc. ("Newcourt") and CIT (the "Agreement and Plan of Reorganization"), CIT has agreed to cause Exchangeco to issue exchangeable shares (the "Exchangeable Shares") to certain holders of common shares of Newcourt pursuant to the plan of arrangement (the "Arrangement") contemplated by the Agreement and Plan of Reorganization;

      AND WHEREAS pursuant to the Agreement and Plan of Reorganization, Exchangeco, Newco and CIT have agreed to execute a support agreement substantially in the form of this agreement;

      NOW THEREFORE in consideration of the respective covenants and agreements provided in this agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto covenant and agree as follows:

                                    ARTICLE I
                         DEFINITIONS AND INTERPRETATION

I.1  Defined Terms

      Each term denoted herein by initial capital letters and not otherwise defined herein shall have the meaning ascribed thereto in the rights, privileges, restrictions and conditions (collectively, the "Share Provisions") attaching to the Exchangeable Shares attached as Appendix 1 to the Plan of Arrangement as set out in the Articles of Arrangement of Newcourt, unless the context requires otherwise.

I.2  Interpretation Not Affected by Headings

      The division of this agreement into Articles, sections and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this agreement.


                                        1
                                    Annex G

Unless otherwise indicated, all references to an "Article" or "section" followed by a number and/or a letter refer to the specified Article or section of this agreement. The terms "this agreement", "hereof", "herein" and "hereunder" and similar expressions refer to this agreement and not to any particular Article, section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.

I.3  Number, Gender

      Words importing the singular number only shall include the plural and vice versa. Words importing any gender shall include all genders.

I.4  Date for any Action

      If any date on which any action is required to be taken under this agreement is not a Business Day, such action shall be required to be taken on the next succeeding Business Day.

                                   ARTICLE II
                         COVENANTS OF CIT AND EXCHANGECO

II.1  Covenants Regarding Exchangeable Shares

      So long as any Exchangeable Shares not owned by CIT or its Affiliates are outstanding, CIT shall:

      (a) not declare or pay any dividend on the CIT Common Stock unless (i) Exchangeco shall simultaneously declare or pay, as the case may be, an equivalent dividend (as provided for in the Share Provisions) on the Exchangeable Shares and (ii) Exchangeco shall have sufficient money or other assets or authorized but unissued securities available to enable the due declaration and the due and punctual payment, in accordance with applicable law, of any such dividend on the Exchangeable Shares;

      (b) advise Exchangeco sufficiently in advance of the declaration by CIT of any dividend on CIT Common Stock and take all such other actions as are reasonably necessary, in cooperation with Exchangeco, to ensure that the respective declaration date, record date and payment date for a dividend on the Exchangeable Shares shall be the same as the declaration date, record date and payment date for the corresponding dividend on the CIT Common Stock;

      (c) ensure that the record date for any dividend declared on CIT Common Stock is not less than 10 Business Days after the declaration date of such dividend;

      (d) take all such actions and do all such things as are reasonably necessary or desirable to enable and permit Exchangeco, in accordance with applicable law, to pay and otherwise perform its obligations with respect to the payment of dividends declared on the Exchangeable shares and satisfaction of the Liquidation Amount, the Retraction Price or the Redemption Price in respect of each issued and outstanding Exchangeable Share upon the liquidation, dissolution or winding-up of Exchangeco, the delivery of a Retraction Request by a holder of Exchangeable Shares or a redemption of Exchangeable Shares by Exchangeco, as the case may be, including without limitation all such actions and all such things as are necessary or desirable to enable and permit Exchangeco to cause to be delivered CIT Common Stock to the holders of Exchangeable Shares in accordance with the provisions of Article 5, 6 or 7, as the case may be, of the Share Provisions; and

      (e) take all such actions and do all such things as are reasonably necessary or desirable to enable and permit Newco, in accordance with applicable law, to perform its obligations arising upon the exercise by it of the Liquidation Call Right, the Retraction Call Right or the Redemption Call Right, including without limitation all such actions and all such things as are necessary or desirable to enable and permit Newco to cause to be delivered CIT Common Stock to the holders of Exchangeable Shares in accordance with the provisions of the Liquidation Call Right, the Retraction Call Right or the Redemption Call Right, as the case may be.

II.2  Segregation of Funds

      CIT will cause Exchangeco to deposit a sufficient amount of funds in a separate account of Exchangeco and segregate a sufficient amount of such other assets and property as is necessary to enable Exchangeco to pay


                                       2
                                    Annex G
dividends when due and to pay or otherwise satisfy its respective obligations under Article 5, 6 or 7 of the Share Provisions, as applicable.

II.3  Reservation of CIT Common Stock

      CIT hereby represents, warrants and covenants in favour of Exchangeco and Newco that CIT has reserved for issuance and will, at all times while any Exchangeable Shares (other than Exchangeable Shares held by CIT or its Affiliates) are outstanding, keep available, free from pre-emptive and other rights, out of its authorized and unissued capital stock such number of CIT Common Stock (or other shares or securities into which CIT Common Stock may be reclassified or changed as contemplated by section 2.7 hereof) (a) as is equal to the sum of (i) the number of Exchangeable Shares issued and outstanding from time to time and (ii) the number of Exchangeable Shares issuable upon the exercise of all rights to acquire Exchangeable Shares outstanding from time to time and (b) as are now and may hereafter be required to enable and permit CIT to meet its obligations under the Voting and Exchange Trust Agreement and under any other security or commitment pursuant to which CIT may now or hereafter be required to issue CIT Common Stock, to enable and permit Newco to meet its obligations under each of the Liquidation Call Right, the Retraction Call Right and the Redemption Call Right and to enable and permit Exchangeco to meet its respective obligations hereunder and under the Share Provisions. CIT further represents, warrants and covenants in favour of Exchangeco and Newco that CIT has reserved for issuance and will, at all times while any Replacement Options are outstanding, keep available out of its authorized and unissued capital stock such number of CIT Common Stock as is equal to the number of CIT Common Stock issuable upon exercise of Replacement Options.

II.4  Notification of Certain Events

      In order to assist CIT to comply with its obligations hereunder and to permit Newco to exercise the Liquidation Call Right, the Retraction Call Right and the Redemption Call Right, Exchangeco will notify CIT and Newco of each of the following events at the time set forth below:

      (a) in the event of any determination by the Board of Directors of Exchangeco to institute voluntary liquidation, dissolution or winding-up proceedings with respect to Exchangeco or to effect any other distribution of the assets of Exchangeco among its shareholders for the purpose of winding up its affairs, at least 60 days prior to the proposed effective date of such liquidation, dissolution, winding-up or other distribution;

      (b) promptly, upon the earlier of receipt by Exchangeco of notice of and Exchangeco otherwise becoming aware of any threatened or instituted claim, suit, petition or other proceedings with respect to the involuntary liquidation, dissolution or winding-up of Exchangeco or to effect any other distribution of the assets of Exchangeco among its shareholders for the purpose of winding up its affairs;

      (c)  immediately, upon receipt by Exchangeco of a Retraction Request;

      (d) on the same date on which notice of redemption is given to holders of Exchangeable Shares, upon the determination of a Redemption Date in accordance with the Share Provisions; and

      (e) as soon as practicable upon the issuance by Exchangeco of any Exchangeable Shares or rights to acquire Exchangeable Shares (other than the issuance of Exchangeable Shares and rights to acquire Exchangeable Shares in exchange for outstanding Newcourt Common Shares pursuant to the Arrangement).

II.5  Delivery of Common Shares to Exchangeco and Newco

      In furtherance of its obligations under sections 2.1(d) and (e) hereof, upon notice from Exchangeco or Newco of any event that requires Exchangeco or Newco to cause to be delivered CIT Common Stock to any holder of Exchangeable Shares, CIT shall forthwith issue and deliver or cause to be delivered to Exchangeco or Newco the requisite number of CIT Common Stock to be received by, and issued to or to the order of, the former holder of the surrendered Exchangeable Shares, as Exchangeco or Newco shall direct. All such CIT Common Stock shall be duly authorized and validly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance. In consideration of the issuance and delivery of each such CIT


                                       3
                                    Annex G

Common Stock, Exchangeco or Newco, as the case may be, shall issue to CIT, or as CIT shall direct, common shares of Exchangeco or Newco having equivalent value.

II.6  Qualification of CIT Common Stock

      If any CIT Common Stock (or other shares or securities into which CIT Common Stock may be reclassified or changed as contemplated by section 2.7 hereof) to be issued and delivered hereunder require registration or qualification with or approval of or the filing of any document, including any prospectus or similar document or the taking of any proceeding with or the obtaining of any order, ruling or consent from any governmental or regulatory authority under any Canadian or United States federal, provincial or state securities or other law or regulation or pursuant to the rules and regulations of any securities or other regulatory authority or the fulfillment of any other United States or Canadian legal requirement before such shares (or such other shares or securities) may be issued by CIT and delivered by CIT at the direction of Newco or Exchangeco, if applicable, to the holder of surrendered Exchangeable Shares or in order that such shares (or such other shares or securities) may be freely traded thereafter (other than any restrictions of general application on transfer by reason of a holder being a "control person" for purposes of Canadian provincial securities law or an "affiliate" of CIT for purposes of United States federal or state securities law), CIT will in good faith expeditiously take all such actions and do all such things as are necessary or desirable to cause such CIT Common Stock (or such other shares or securities) to be and remain duly registered, qualified or approved under United States and/or Canadian law, as the case may be. CIT will in good faith expeditiously take all such actions and do all such things as are reasonably necessary or desirable to cause all CIT Common Stock (or such other shares or securities) to be delivered hereunder to be listed, quoted or posted for trading on all stock exchanges and quotation systems on which outstanding CIT Common Stock (or such other shares or securities) have been listed by CIT and remain listed and are quoted or posted for trading at such time.

II.7  Economic Equivalence.

      (a) CIT will not without the prior approval of Exchangeco and the prior approval of the holders of the Exchangeable Shares given in accordance with section 10.2 of the Share Provisions:

          (i) issue or distribute CIT Common Stock (or securities exchangeable for or convertible into or carrying rights to acquire CIT Common Stock) to the holders of all or substantially all of the then outstanding CIT Common Stock by way of stock dividend or other distribution, other than an issue of CIT Common Stock (or securities exchangeable for or convertible into or carrying rights to acquire CIT Common Stock) to holders of CIT Common Stock who exercise an option to receive dividends in CIT Common Stock (or securities exchangeable for or convertible into or carrying rights to acquire CIT Common Stock) in lieu of receiving cash dividends;

          (ii) issue or distribute rights, options or warrants to the holders of all or substantially all of the then outstanding CIT Common Stock entitling them to subscribe for or to purchase CIT Common Stock (or securities exchangeable for or convertible into or carrying rights to acquire CIT Common Stock); or

          (iii) issue or distribute to the holders of all or substantially all of the then outstanding CIT Common Stock (A) shares or securities of CIT of any class other than CIT Common Stock (other than shares convertible into or exchangeable for or carrying rights to acquire CIT Common Stock), (B) rights, options or warrants other than those referred to in section 2.7
                (a) (ii) above, (C) evidences of indebtedness of CIT, or (D) assets of CIT,

           unless the economic equivalent on a per share basis of such rights, options, securities, shares, evidences of indebtedness or other assets is issued or distributed simultaneously to holders of the Exchangeable Shares; provided that, for greater certainty, the above restrictions shall not apply to any securities issued or distributed by CIT in order to give effect to and to consummate the transactions contemplated by, and in accordance with, the Agreement and Plan of Reorganization.


                                       4
                                     Annex G

       (b) CIT will not without the prior approval of Exchangeco and the prior approval of the holders of the Exchangeable Shares given in accordance with section 10.2 of the Share Provisions:

            (i) subdivide, redivide or change the then outstanding CIT Common Stock into a greater number of CIT Common Stock;

            (ii) reduce, combine, consolidate or change the then outstanding CIT
                 Common Stock into a lesser number of CIT Common Stock; or

            (iii)reclassify or otherwise change CIT Common Stock or effect an amalgamation, merger, reorganization or other transaction affecting CIT Common Stock,

            unless the same or an economically equivalent change shall simultaneously be made to, or in the rights of the holders of, the Exchangeable Shares.

      (c)   CIT will ensure that the record date for any event referred to in section 2.7 (a) or 2.7(b) above, or (if no record date is applicable for such event) the effective date for any such event, is not less than five Business Days after the date on which such event is declared or announced by CIT (with contemporaneous notification thereof by CIT to Exchangeco).

      (d) The Board of Directors of Exchangeco shall determine, in good faith, acting reasonably, and in its sole discretion, economic equivalence for the purposes of any event referred to in section 2.7(a) or 2.7(b) above and each such determination shall be conclusive and binding on CIT. In making each such determination, the following factors shall, without excluding other factors determined by the Board of Directors of Exchangeco to be relevant,be considered by the Board of Directors of Exchangeco:

            (i) in the case of any stock dividend or other distribution payable in CIT Common Stock, the number of such shares issued in proportion to the number of CIT Common Stock previously outstanding;

            (ii) in the case of the issuance or distribution of any rights, options or warrants to subscribe for or purchase CIT Common Stock (or securities exchangeable for or convertible into or carrying rights to acquire CIT Common Stock), the relationship between the exercise price of each such right, option or warrant and the current market value (as determined by the Board of Directors of Exchangeco in the manner contemplated below) of a CIT Common Stock;

            (iii) in the case of the issuance or distribution of any other form of property (including without limitation any shares or securities of CIT of any class other than CIT Common Stock, any rights, options or warrants other than those referred to in section 2.7(d) (ii) above, any evidences of indebtedness of CIT or any assets of CIT), the relationship between the fair market value (as determined by the Board of Directors of Exchangeco in the manner contemplated below) of such property to be issued or distributed with respect to each outstanding CIT Common Stock and the current market value (as determined by the Board of Directors of Exchangeco in the manner contemplated below) of a CIT Common Stock;

            (iv) in the case of any subdivision, redivision or change of the then outstanding CIT Common Stock into a greater number of CIT Common Stock or the reduction, combination, consolidation or change of the then outstanding CIT Common Stock into a lesser number of CIT Common Stock or any amalgamation, merger, reorganization or other transaction affecting CIT Common Stock, the effect thereof upon the then outstanding CIT Common Stock; and

            (v) in all such cases, the general taxation consequences of the relevant event to holders of Exchangeable Shares to the extent that such consequences may differ from the taxation consequences to holders of CIT Common Stock as a result of differences between taxation laws of Canada and the United States (except for any differing consequences arising as a result of differing marginal taxation rates and without regard to the individual circumstances of holders of Exchangeable Shares).

      For purposes of the foregoing determinations, the current market value of any security listed and traded or quoted on a securities exchange shall be the average of the closing bid and asked prices of such security during a period of not less than 20 consecutive trading days ending not more than three trading days before the date of determination on the principal securities exchange on which such securities are listed and traded or quoted; provided, however, that if in the opinion of the Board of Directors of


                                       5
                                     Annex G

      Exchangeco the public distribution or trading activity of such securities during such period does not create a market which reflects the fair market value of such securities, then the current market value thereof shall be determined by the Board of Directors of Exchangeco, in good faith and in its sole discretion, and provided further that any such determination by the Board of Directors of Exchangeco shall be conclusive and binding on CIT.

      (e) Exchangeco agrees that, to the extent required, upon due notice from CIT, Exchangeco will use its best efforts to take or cause to be taken such steps as may be necessary for the purposes of ensuring that appropriate dividends are paid or other distributions are made by Exchangeco, or subdivisions, redivisions or changes are made to the Exchangeable Shares, in order to implement the required economic equivalent with respect to the CIT Common Stock and Exchangeable Shares as provided for in this section 2.7.

II.8  Tender Offers

      In the event that a tender offer, share exchange offer, issuer bid, take-over bid or similar transaction with respect to CIT Common Stock (an "Offer") is proposed by CIT or is proposed to CIT or its stockholders and is recommended by the Board of Directors of CIT, or is otherwise effected or to be effected with the consent or approval of the Board of Directors of CIT, and the Exchangeable Shares are not redeemed by Exchangeco or purchased by Newco pursuant to the Redemption Call Right, CIT will use its reasonable efforts expeditiously and in good faith to take all such actions and do all such things as are necessary or desirable to enable and permit holders of Exchangeable Shares to participate in such Offer to the same extent and on an economically equivalent basis as the holders of CIT Common Stock, without discrimination. Without limiting the generality of the foregoing, CIT will use its reasonable efforts expeditiously and in good faith to ensure that holders of Exchangeable Shares may participate in all such Offers without being required to retract Exchangeable Shares as against Exchangeco (or, if so required, to ensure that any such retraction, shall be effective only upon, and shall be conditional upon, the closing of the Offer and only to the extent necessary to tender or deposit to the Offer). Nothing herein shall affect the rights of Exchangeco to redeem (or Newco to purchase pursuant to the Redemption Call Right) Exchangeable Shares, as applicable, in the event of a CIT Control Transaction.

II.9  Ownership of Outstanding Shares

      Without the prior approval of Exchangeco and the prior approval of the holders of the Exchangeable Shares, voting as a separate class, CIT covenants and agrees in favour of Exchangeco that, as long as any outstanding Exchangeable Shares are owned by any Person other than CIT or any of its Affiliates, CIT will be and will remain the direct or indirect beneficial owner of all issued and outstanding voting shares in the capital of Newcourt, Exchangeco and Newco.

II.10 CIT and Affiliates Not to Vote Exchangeable Shares

      CIT covenants and agrees that it will appoint and cause to be appointed proxyholders with respect to all Exchangeable Shares held by it and its Affiliates for the sole purpose of attending each meeting of holders of Exchangeable Shares in order to be counted as part of the quorum for each such meeting. CIT further covenants and agrees that it will not, and will cause its Affiliates not to, exercise any voting rights which may be exercisable by holders of Exchangeable Shares from time to time pursuant to the Share Provisions or pursuant to the provisions of the Companies Act (Nova Scotia) (or any successor or other corporate statute by which Exchangeco may in the future be governed) with respect to any Exchangeable Shares held by it or by its Affiliates in respect of any matter considered at any meeting of holders of Exchangeable Shares.

II.11 Rule 10b-18 Purchases

      For certainty, nothing contained in this Agreement, including without limitation the obligations of CIT contained in section 2.8 hereof, shall limit the ability of CIT or Exchangeco to make a "Rule 10b-18 Purchase" of CIT Common Stock pursuant to Rule 10b-18 of the U.S. Securities Exchange Act of 1934, as amended, or any successor provisions thereof.


                                       6
                                     Annex G

II.12 Stock Exchange Listing

      CIT covenants and agrees in favour of Exchangeco that, as long as any outstanding Exchangeable Shares are owned by any person or entity other than CIT or any of its Affiliates, CIT will use its reasonable best efforts to maintain a listing for such Exchangeable Shares on The Toronto Stock Exchange.


                                   ARTICLE III
                                 CIT SUCCESSORS


III.1 Certain Requirements in Respect of Combination, etc.

      CIT shall not consummate any transaction (whether by way of reconstruction, reorganization, consolidation, merger, transfer, sale, lease or otherwise) whereby all or substantially all of its undertaking, property and assets would become the property of any other person or, in the case of a merger, of the continuing corporation resulting therefrom unless:

      (a) such other person or continuing corporation (the "CIT Successor") by operation of law, becomes, without more, bound by the terms and provisions of this Agreement or, if not so bound, executes, prior to or contemporaneously with the consummation of such transaction, an agreement supplemental hereto and such other instruments (if any) as are reasonably necessary or advisable to evidence the assumption by the CIT Successor of liability for all moneys payable and property deliverable hereunder and the covenant of such CIT Successor to pay and deliver or cause to be delivered the same and its agreement to observe and perform all the covenants and obligations of CIT under this Agreement; and

      (b) such transaction shall be upon such terms and conditions as substantially to preserve and not to impair in any material respect any of the rights, duties, powers and authorities of the other parties hereunder.


III.2 Vesting of Powers in Successor

      Whenever the conditions of section 3.1 have been duly observed and performed, the parties, if required by section 3.1, shall execute and deliver a supplemental agreement hereto and thereupon the CIT Successor shall possess and from time to time may exercise each and every right and power of CIT under this Agreement in the name of CIT or otherwise and any act or proceeding by any provision of this Agreement required to be done or performed by the board of directors of CIT or any officers of CIT may be done and performed with like force and effect by the directors or officers of such CIT Successor.


III.3 Wholly-Owned Subsidiaries

      Nothing herein shall be construed as preventing the amalgamation or merger of any wholly-owned direct or indirect subsidiary of CIT with or into CIT or the winding-up, liquidation or dissolution of any wholly-owned subsidiary of CIT provided that all of the assets of such subsidiary are transferred to CIT or another wholly-owned direct or indirect subsidiary of CIT and any such transactions are expressly permitted by this Article 3.


                                   ARTICLE IV
                                     GENERAL


IV.1 Term

      This Agreement shall come into force and be effective as of the date hereof and shall terminate and be of no further force and effect at such time as no Exchangeable Shares (or securities or rights convertible into or exchangeable for or carrying rights to acquire Exchangeable Shares) are held by any person or entity other than CIT and any of its Affiliates.


IV.2 Changes in Capital of CIT and Exchangeco

      At all times after the occurrence of any event contemplated pursuant to sections 2.7 and 2.8 hereof or otherwise, as a result of which either CIT Common Stock or the Exchangeable Shares or both are in any way changed, this Agreement shall forthwith be amended and modified as necessary in order that it shall apply with


                                       7
                                     Annex G
full force and effect, mutatis mutandis, to all new securities into which CIT Common Stock or the Exchangeable Shares or both are so changed and the parties hereto shall execute and deliver an agreement in writing giving effect to and evidencing such necessary amendments and modifications.


IV.3 Severability

      If any provision of this Agreement is held to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remainder of this Agreement shall not in any way be affected or impaired thereby and this Agreement shall be carried out as nearly as possible in accordance with its original terms and conditions.


IV.4 Amendments, Modifications

      This Agreement may not be amended or modified except by an agreement in writing executed by Exchangeco, Newco and CIT and approved by the holders of the Exchangeable Shares in accordance with section 10.2 of the Share Provisions.


IV.5 Ministerial Amendments

      Notwithstanding the provisions of section 4.4, the parties to this Agreement may in writing at any time and from time to time, without the approval of the holders of the Exchangeable Shares, amend or modify this Agreement for the purposes of:

      (a) adding to the covenants of any or all parties provided that the Board of Directors of each of Exchangeco, Newco and CIT shall be of the good faith opinion that such additions will not be prejudicial to the rights or interests of the holders of the Exchangeable Shares;

      (b) making such amendments or modifications not inconsistent with this Agreement as may be necessary or desirable with respect to matters or questions which, in the good faith opinion of the Board of Directors of each of Exchangeco, Newco and CIT, it may be expedient to make, provided that each such Board of Directors shall be of the good faith opinion that such amendments or modifications will not be prejudicial to the rights or interests of the holders of the Exchangeable Shares; or

      (c) making such changes or corrections which, on the advice of counsel to Exchangeco, Newco and CIT, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error, provided that the Board of Directors of each of Exchangeco, Newco and CIT shall be of the good faith opinion that such changes or corrections will not be prejudicial to the rights or interests of the holders of the Exchangeable Shares.


IV.6 Meeting to Consider Amendments

      Exchangeco, at the request of CIT, shall call a meeting or meetings of the holders of the Exchangeable Shares for the purpose of considering any proposed amendment or modification requiring approval pursuant to section 4.4 hereof. Any such meeting or meetings shall be called and held in accordance with the by-laws of Exchangeco, the Share Provisions and all applicable laws.


IV.7 Amendments Only in Writing

      No amendment to or modification or waiver of any of the provisions of this Agreement otherwise permitted hereunder shall be effective unless made in writing and signed by all of the parties hereto.


IV.8 Enurement
      This Agreement shall be binding upon and enure to the benefit of the parties hereto and their respective successors and assigns.


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                                     Annex G

IV.9 Notices to Parties

      All notices and other communications between the parties to this Agreement shall be in writing and shall be deemed to have been given and received if delivered personally or by confirmed telecopy to the parties at the following addresses (or at such other address for any such party as shall be specified in like notice):

      (a) if to Exchangeco:

          c/o The CIT Group, Inc.
          1211 Avenue of the Americas
          New York, New York 10036
          U.S.A.
          Attention:  Ernest D. Stein, Secretary
          Telecopier No.: (212) 536-1912

       (b) if to CIT or Newco:

          1211 Avenue of the Americas
          New York, New York 10036
          U.S.A.
          Attention:  Ernest D. Stein, Secretary
          Telecopier No.: (212) 536-1912

Any notice or other communication given personally shall be deemed to have been given and received upon delivery thereof and if given by telecopy shall be deemed to have been given and received on the date of confirmed receipt thereof unless such day is not a Business Day in which case it shall be deemed to have been given and received upon the immediately following Business Day.

IV.10 Counterparts

      This Agreement may be executed in counterparts, each of which shall be deemed an original, and all of which taken together shall constitute one and the same instrument.

IV.11 Jurisdiction

      This Agreement shall be construed and enforced in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

IV.12 Attornment

      Each of CIT and Newco agrees that any action or proceeding arising out of or relating to this Agreement may be instituted in the courts of Ontario, waives any objection which it may have now or hereafter to the venue of any such action or proceeding, irrevocably submits to the jurisdiction of the said courts in any such action or proceeding, agrees to be bound by any judgment of the said courts and not to seek, and hereby waives, any review of the merits of any such judgment by the courts of any other jurisdiction and hereby appoints Exchangeco at its registered office in the Province of Nova Scotia as attorney for service of process.

      IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

                                         THE CIT GROUP, INC.

                                         By: ________________________________
                                         Name:
                                         Title:

                                         3026192 NOVA SCOTIA COMPANY

                                         By: ________________________________
                                         Name:
                                         Title:

                                         CIT EXCHANGECO INC.

                                         By: ________________________________
                                         Name:
                                         Title:


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                                     Annex G

                                     ANNEX H

                   FORM OF VOTING AND EXCHANGE TRUST AGREEMENT

                 MEMORANDUM OF AGREEMENT made as of the __ day of November, 1999.


         B E T W E E N:
                                  CIT EXCHANGECO INC.,
                                  a company limited by shares existing under the laws of the Province of Nova Scotia, and a subsidiary of Newco (hereinafter referred to as "Exchangeco"),

                                                              OF THE FIRST PART,

                                    -- and --

                                  THE CIT GROUP, INC.,
                                  a corporation existing under the laws of the State of Delaware, (hereinafter referred to as "CIT"),

                                                             OF THE SECOND PART,

                                    -- and --

                                  MONTREAL TRUST COMPANY OF CANADA,
                                  a trust company incorporated under the laws of Canada, (hereinafter referred to as "Trustee"),

                                                              OF THE THIRD PART.

      WHEREAS pursuant to an amended and restated agreement and plan of reorganization dated as of August 5, 1999 between CIT and Newcourt Credit Group Inc. ("Newcourt") (the "Agreement and Plan of Reorganization"), CIT has agreed to cause Exchangeco to issue exchangeable shares (the "Exchangeable Shares") to certain holders of common shares of Newcourt pursuant to the plan of arrangement (the "Plan of Arrangement") contemplated by the Agreement and Plan of Reorganization;

      AND WHEREAS pursuant to the Agreement and Plan of Reorganization CIT and Exchangeco have agreed to execute a voting and exchange trust agreement substantially in the form of this trust agreement;

      AND WHEREAS the above recitals and statements of fact are made by CIT and Exchangeco and not by the Trustee;

      NOW THEREFORE in consideration of the respective covenants and agreements provided in this trust agreement and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto covenant and agree as follows:


                                    ARTICLE 1
                         DEFINITIONS AND INTERPRETATION

1.1  Definitions

      In this trust agreement, the following terms shall have the following meanings:

      "Affiliate" of any Person means any other Person directly or indirectly controlled by, or under control of, that Person. For the purposes of this definition, "control" (including, with correlative meanings, the terms "controlled by" and "under common control of"), as applied to any Person, means the possession by another Person, directly or indirectly, of the power to direct or cause the direction of the management and policies of that first mentioned Person, whether through the ownership of voting securities, by contract or otherwise.


                                       1
                                     Annex H

      "Arrangement" means the arrangement involving, among others, Newcourt and its shareholders contemplated by the Plan of Arrangement.

      "Automatic Exchange Rights" means the benefit of the obligation of CIT to effect the automatic exchange of CIT Common Stock for Exchangeable Shares pursuant to section 5.12.

      "Beneficiaries" means the registered holders from time to time of Exchangeable Shares, other than CIT and its Affiliates.

      "Beneficiary Votes" has the meaning ascribed thereto in section 4.2.

      "Board of Directors" means the Board of Directors of CIT.

      "Business Day" means any day on which commercial banks are open for business in New York, New York and Toronto, Ontario, other than a Saturday, a Sunday or a day observed as a holiday in Toronto, Ontario under the laws of the province of Ontario or the federal laws of Canada or in New York, New York under the laws of the State of New York or the federal laws of the United States of America.

      "Canadian Dollar Equivalent" means, in respect of an amount expressed in a currency other than Canadian dollars (the "Foreign Currency Amount") at any date, the product obtained by multiplying (a) the Foreign Currency Amount by (b) the noon spot exchange rate on such date for such foreign currency expressed in Canadian dollars as reported by the Bank of Canada or, in the event such spot exchange rate is not available, such exchange rate on such date for such foreign currency expressed in Canadian dollars as may be deemed by the Board of Directors to be appropriate for such purpose.

      "CIT Affiliates" means Affiliates of CIT.

      "CIT Common Stock" means the shares of Class A Common Stock, par value U.S.$0.01 per share, in the capital of CIT and any other securities into which such shares may be changed.

      "CIT Consent" has the meaning ascribed thereto in section 4.2.

      "CIT Meeting" has the meaning ascribed thereto in section 4.2.

      "CIT Special Voting Share" means the one share of Special Voting Stock of CIT, par value U.S.$0.01, which entitles the holder of record to a number of votes at meetings of holders of CIT Common Stock equal to the number of Exchangeable Shares outstanding from time to time (other than Exchangeable Shares held by CIT and CIT Affiliates), which share is to be issued to, deposited with, and voted by, the Trustee as described herein.

      "CIT Successor" has the meaning ascribed thereto in section 11.1(a).

      "Current Market Price" means, in respect of a CIT Common Stock on any date, the Canadian Dollar Equivalent of the average of the closing bid and asked prices of CIT Common Stock during a period of 20 consecutive trading days ending not more than three trading days before such date on the New York Stock Exchange, or, if the CIT Common Stock are not then quoted on the New York Stock Exchange, on such other stock exchange or automated quotation system on which the CIT Common Stock are listed or quoted, as the case may be, as may be selected by the Board of Directors for such purpose; provided however, that if in the opinion of the Board of Directors the public distribution or trading activity of CIT Common Stock during such period does not create a market which reflects the fair market value of a CIT Common Stock, then the Current Market Price of a share of CIT Common Stock shall be determined by the Board of Directors, in good faith and in its sole discretion, and provided further that any such selection, opinion or determination by the Board of Directors shall be conclusive and binding.

      "Exchange Right" has the meaning ascribed thereto in section 5.1.

      "Exchangeable Shares" means the non-voting exchangeable shares in the capital of Exchangeco.

      "Insolvency Event" means the institution by Exchangeco of any proceeding to be adjudicated a bankrupt or insolvent or to be wound up, or the consent of Exchangeco to the institution of bankruptcy, insolvency or winding-up proceedings against it, or the filing of a petition, answer or consent seeking dissolution or winding-up under any bankruptcy, insolvency or analogous laws, including without limitation the Companies Creditors'


                                       2
                                     Annex H

Arrangement Act (Canada) and the Bankruptcy and Insolvency Act (Canada), and the failure by Newcourt to contest in good faith any such proceedings commenced in respect of Exchangeco within 30 days of becoming aware thereof, or the consent by Exchangeco to the filing of any such petition or to the appointment of a receiver, or the making by Exchangeco of a general assignment for the benefit of creditors, or the admission in writing by Exchangeco of its inability to pay its debts generally as they become due, or Exchangeco not being permitted, pursuant to solvency requirements of applicable law, to redeem any Retracted Shares pursuant to section 6.6 of the Share Provisions.

      "Liquidation Call Right" has the meaning ascribed thereto in the Plan of Arrangement.

      "Liquidation Event" has the meaning ascribed thereto in section 5.12(b).

      "Liquidation Event Effective Date" has the meaning ascribed thereto in section 5.12(c).

      "List" has the meaning ascribed thereto in section 4.6.

      "Newco" means 3026192 Nova Scotia Company, an unlimited liability company existing under the laws of Nova Scotia and a wholly-owned subsidiary of CIT.

      "Officer's Certificate" means, with respect to CIT or Exchangeco, as the case may be, a certificate signed by any one of the President or Chief Financial Officer of CIT or Exchangeco, as the case may be.

      "Person" includes an individual, partnership, corporation, company, unincorporated syndicate or organization, trust, trustee, executor, administrator and other legal representative.

      "Plan of Arrangement" means the plan of arrangement of Newcourt providing for the Arrangement.

      "Redemption Call Right" has the meaning ascribed thereto in the Plan of Arrangement.

      "Retracted Shares" has the meaning ascribed thereto in section 5.7.

      "Retraction Call Right" has the meaning ascribed thereto in the Share Provisions.

      "Share Provisions" means the rights, privileges, restrictions and conditions attaching to the Exchangeable Shares.

      "Support Agreement" means that certain exchangeable share support agreement made as of even date herewith between Exchangeco, Newco and CIT.

      "Trust" means the trust created by this trust agreement.

      "Trust Estate" means the CIT Special Voting Share, any other securities, the Exchange Right, the Automatic Exchange Rights and any money or other property which may be held by the Trustee from time to time pursuant to this trust agreement.

      "Trustee" means Montreal Trust Company of Canada and, subject to the provisions of Article 10, includes any successor trustee.

      "Voting Rights" means the voting rights attached to the CIT Special Voting Share.

1.2  Interpretation Not Affected by Headings, etc.

      The division of this trust agreement into Articles, sections and other portions and the insertion of headings are for convenience of reference only and should not affect the construction or interpretation of this trust agreement. Unless otherwise indicated, all references to an "Article" or "section" followed by a number and/or a letter refer to the specified Article or section of this trust agreement. The terms "this trust agreement", "hereof", "herein" and "hereunder" and similar expressions refer to this trust agreement and not to any particular Article, section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.

1.3  Number, Gender, etc.

      Words importing the singular number only shall include the plural and vice versa. Words importing any gender shall include all genders.

1.4  Date for any Action

      If any date on which any action is required to be taken under this trust agreement is not a Business Day, such action shall be required to be taken on the next succeeding Business Day.


                                       3
                                     Annex H

                                    ARTICLE 2
                              PURPOSE OF AGREEMENT


2.1  Establishment of Trust

      The purpose of this trust agreement is to create the Trust for the benefit of the Beneficiaries, as herein provided. The Trustee will hold the CIT Special Voting Share in order to enable the Trustee to exercise the Voting Rights and will hold the Exchange Right and the Automatic Exchange Rights in order to enable the Trustee to exercise such rights, in each case as trustee for and on behalf of the Beneficiaries as provided in this trust agreement.


                                    ARTICLE 3
                            CIT SPECIAL VOTING SHARE


3.1 Issue and Ownership of the CIT Special Voting Share

      CIT hereby issues to and deposits with the Trustee, the CIT Special Voting Share to be hereafter held of record by the Trustee as trustee for and on behalf of, and for the use and benefit of, the Beneficiaries and in accordance with the provisions of this trust agreement. CIT hereby acknowledges receipt from the Trustee as trustee for and on behalf of the Beneficiaries of good and valuable consideration (and the adequacy thereof) for the issuance of the CIT Special Voting Share by CIT to the Trustee. During the term of the Trust and subject to the terms and conditions of this trust agreement, the Trustee shall possess and be vested with full legal ownership of the CIT Special Voting Share and shall be entitled to exercise all of the rights and powers of an owner with respect to the CIT Special Voting Share provided that the Trustee shall:

      (a) hold the CIT Special Voting Share and the legal title thereto as trustee solely for the use and benefit of the Beneficiaries in accordance with the provisions of this trust agreement; and

      (b) except as specifically authorized by this trust agreement, have no power or authority to sell, transfer, vote or otherwise deal in or with the CIT Special Voting Share and the CIT Special Voting Share shall not be used or disposed of by the Trustee for any purpose other than the purposes for which this Trust is created pursuant to this trust agreement.


3.2  Legended Share Certificates

      Exchangeco will cause each certificate representing Exchangeable Shares to bear an appropriate legend notifying the Beneficiaries of their right to instruct the Trustee with respect to the exercise of the Voting Rights in respect of the Exchangeable Shares of the Beneficiaries.


3.3  Safe Keeping of Certificate

      The certificate representing the CIT Special Voting Share shall at all times be held in safe keeping by the Trustee.


                                    ARTICLE 4
                            EXERCISE OF VOTING RIGHTS


4.1  Voting Rights

      The Trustee, as the holder of record of the CIT Special Voting Share, shall be entitled to all of the Voting Rights, including the right to vote in person or by proxy the CIT Special Voting Share on any matters, questions, proposals or propositions whatsoever that may properly come before the shareholders of CIT at a CIT Meeting or in connection with a CIT Consent. The Voting Rights shall be and remain vested in and exercised by the Trustee. Subject to section 7.15:

      (a) the Trustee shall exercise the Voting Rights only on the basis of instructions received pursuant to this Article 4 from Beneficiaries entitled to instruct the Trustee as to the voting thereof at the time at which the CIT Meeting is held; and


                                       4
                                     Annex H

      (b) to the extent that no instructions are received from a Beneficiary with respect to the Voting Rights to which such Beneficiary is entitled, the Trustee shall not exercise or permit the exercise of such Voting Rights.


4.2  Number of Votes

      With respect to all meetings of shareholders of CIT at which holders of CIT Common Stock are entitled to vote (each, a "CIT Meeting") and with respect to all written consents sought by CIT from its shareholders including the holders of CIT Common Stock (each, a "CIT Consent"), each Beneficiary shall be entitled to instruct the Trustee to cast and exercise in the manner instructed one of the votes comprised in the Voting Rights for each Exchangeable Share owned of record by such Beneficiary on the record date established by CIT or by applicable law for such CIT Meeting or CIT Consent, as the case may be (the "Beneficiary Votes"), in respect of each matter, question, proposal or proposition to be voted on at such CIT Meeting or in connection with such CIT Consent.


4.3  Mailings to Shareholders

      With respect to each CIT Meeting and CIT Consent, the Trustee will mail or cause to be mailed (or otherwise communicate in the same manner as CIT utilizes in communications to holders of CIT Common Stock) to each of the Beneficiaries named in the List referred to in section 4.6, such mailing or communication to be given on the same day as the mailing or notice (or other communication) with respect thereto is given by CIT to its shareholders:

      (a) a copy of such notice, together with any related materials to be provided to shareholders of CIT;

      (b) a statement that such Beneficiary is entitled to instruct the Trustee as to the exercise of the Beneficiary Votes with respect to such CIT Meeting or CIT Consent or, pursuant to section 4.7, to attend such CIT Meeting and to exercise personally the Beneficiary Votes thereat;

      (c) a statement as to the manner in which such instructions may be given to the Trustee, including an express indication that instructions may be given to the Trustee to give:

          (i) a proxy to such Beneficiary or his designee to exercise personally the Beneficiary Votes; or

          (ii) a proxy to a designated agent or other representative of the management of CIT to exercise such Beneficiary Votes;

      (d) a statement that if no such instructions are received from the Beneficiary, the Beneficiary Votes to which such Beneficiary is entitled will not be exercised;

      (e) a form of direction whereby the Beneficiary may so direct and instruct the Trustee as contemplated herein; and

      (f) a statement of the time and date by which such instructions must be received by the Trustee in order to be binding upon it, which in the case of a CIT Meeting shall not be earlier than the close of business on the second Business Day prior to such meeting, and of the method for revoking or amending such instructions.

      For the purpose of determining Beneficiary Votes to which a Beneficiary is entitled in respect of any CIT Meeting or CIT Consent, the number of Exchangeable Shares owned of record by the Beneficiary shall be determined at the close of business on the record date established by CIT or by applicable law for purposes of determining shareholders entitled to vote at such CIT Meeting. CIT will notify the Trustee of any decision of the Board of Directors of CIT with respect to the calling of any CIT Meeting and shall provide all necessary information and materials to the Trustee in each case promptly and in any event in sufficient time to enable the Trustee to perform its obligations contemplated by this section 4.3.


4.4  Copies of Shareholder Information

      CIT will deliver to the Trustee copies of all proxy materials (including notices of CIT Meetings but excluding proxies to vote CIT Common Stock), information statements, reports (including without limitation, all interim and annual financial statements) and other written communications that, in each case, are to be


                                       5
                                     Annex H
distributed from time to time to holders of CIT Common Stock in sufficient quantities and in sufficient time so as to enable the Trustee to send those materials to each Beneficiary at the same time as such materials are first sent to holders of CIT Common Stock. The Trustee will mail or otherwise send to each Beneficiary, at the expense of CIT, copies of all such materials (and all materials specifically directed to the Beneficiaries or to the Trustee for the benefit of the Beneficiaries by CIT) received by the Trustee from CIT contemporaneously with the sending of such materials to holders of CIT Common Stock. The Trustee will also make available for inspection by any Beneficiary at the Trustee's principal corporate trust office in the City of Toronto all proxy materials, information statements, reports and other written communications that are:

(a) received by the Trustee as the registered holder of the CIT Special Voting Share and made available by CIT generally to the holders of CIT Common Stock: or

(b) specifically directed to the Beneficiaries or to the Trustee for the benefit of the Beneficiaries by CIT.

4.5  Other Materials

      As soon as reasonably practicable after receipt by CIT or shareholders of CIT (if such receipt is known by CIT) of any material sent or given by or on behalf of a third party to holders of CIT Common Stock generally, including without limitation, dissident proxy and information circulars (and related information and material) and tender and exchange offer circulars (and related information and material), CIT shall use its reasonable efforts to obtain and deliver to the Trustee copies thereof in sufficient quantities so as to enable the Trustee to forward such material (unless the same has been provided directly to Beneficiaries by such third party) to each Beneficiary as soon as possible thereafter. Immediately upon receipt thereof, the Trustee will mail or otherwise send to each Beneficiary, at the expense of CIT, copies of all such materials received by the Trustee from CIT. The Trustee will also make available for inspection by any Beneficiary at the Trustee's principal corporate trust office in the City of Toronto copies of all such materials.

4.6  List of Persons Entitled to Vote

      Exchangeco shall (a) prior to each annual, general and special CIT Meeting or the seeking of any CIT Consent and (b) forthwith upon each request made at any time by the Trustee in writing, prepare or cause to be prepared a list (a "List") of the names and addresses of the Beneficiaries arranged in alphabetical order and showing the number of Exchangeable Shares held of record by each such Beneficiary, in each case at the close of business on the date specified by the Trustee in such request or, in the case of a List prepared in connection with a CIT Meeting or a CIT Consent, at the close of business on the record date established by CIT or pursuant to applicable law for determining the holders of CIT Common Stock entitled to receive notice of and/or to vote at such CIT Meeting or to give consent in connection with such CIT Consent. Each such List shall be delivered to the Trustee promptly after receipt by Exchangeco of such request or the record date for such meeting or seeking of consent, as the case may be, and in any event within sufficient time as to enable the Trustee to perform its obligations under this Agreement. CIT agrees to give Exchangeco notice (with a copy to the Trustee) of the calling of any CIT Meeting or the seeking of any CIT Consent, together with the record dates therefor, sufficiently prior to the date of the calling of such meeting or seeking of such consent so as to enable Exchangeco to perform its obligations under this section 4.6.

4.7  Entitlement to Direct Votes

      Any Beneficiary named in a List prepared in connection with any CIT Meeting or CIT Consent will be entitled (a) to instruct the Trustee in the manner described in section 4.3 with respect to the exercise of the Beneficiary Votes to which such Beneficiary is entitled or (b) to attend such meeting and personally exercise thereat or to exercise (with respect to any written consent), as the proxy of the Trustee, the Beneficiary Votes to which such Beneficiary is entitled.

4.8   Voting by Trustee, and Attendance of Trustee Representative at Meeting

      (a) In connection with each CIT Meeting and CIT Consent, the Trustee shall exercise, either in person or by proxy, in accordance with the instructions received from a Beneficiary pursuant to section 4.3, the Beneficiary Votes as to which such Beneficiary is entitled to direct the vote (or any lesser number thereof as may be set forth in the instructions); provided, however, that such written instructions are received by the Trustee from the Beneficiary prior to the time and date fixed by the Trustee for receipt of such instruction in the notice given by the Trustee to the Beneficiary pursuant to section 4.3.



                                       6
                                     Annex H

      (b) The Trustee shall cause a representative who is empowered by it to sign and deliver, on behalf of the Trustee, proxies for Voting Rights to attend each CIT Meeting. Upon submission by a Beneficiary (or its designee) of identification satisfactory to the Trustee's representative, and at the Beneficiary's request, such representative shall sign and deliver to such Beneficiary (or its designee) a proxy to exercise personally the Beneficiary Votes as to which such Beneficiary is otherwise entitled hereunder to direct the vote, if such Beneficiary either (1) has not previously given the Trustee instructions pursuant to section 4.3 in respect of such meeting or (ii) submits to such representative written revocation of any such previous instructions. At such meeting, the Beneficiary exercising such Beneficiary Votes shall have the same rights as the Trustee to speak at the meeting in favour of any matter, question, proposal or proposition, to vote by way of ballot at the meeting in respect of any matter, question, proposal or proposition, and to vote at such meeting by way of a show of hands in respect of any matter, question or proposition.

4.9  Distribution of Written Materials

      Any written materials distributed by the Trustee pursuant to this trust agreement shall be sent by mail (or otherwise communicated in the same manner as CIT utilizes in communications to holders of CIT Common Stock) to each Beneficiary at its address as shown on the books of Exchangeco. Exchangeco shall provide or cause to be provided to the Trustee for this purpose, on a timely basis and without charge or other expense:

      (a) a current List; and

      (b) upon the request of the Trustee, mailing labels to enable the Trustee to carry out its duties under this trust agreement.

4.10  Termination of Voting Rights

      All of the rights of a Beneficiary with respect to the Beneficiary Votes exercisable in respect of the Exchangeable Shares held by such Beneficiary, including the right to instruct the Trustee as to the voting of or to vote personally such Beneficiary Votes, shall be deemed to be surrendered by the Beneficiary to CIT or Newco, as the case may be, and such Beneficiary Votes and the Voting Rights represented thereby shall cease immediately upon the delivery by such holder to the Trustee of the certificates representing such Exchangeable Shares in connection with the exercise by the Beneficiary of the Exchange Right or the occurrence of the automatic exchange of Exchangeable Shares for CIT Common Stock, as specified in Article 5 (unless, in either case, CIT shall not have delivered the requisite CIT Common Stock issuable in exchange therefor to the Trustee for delivery to the Beneficiaries), or upon the redemption of Exchangeable Shares pursuant to Article 6 or 7 of the Share Provisions, or upon the effective date of the liquidation, dissolution or winding-up of Exchangeco pursuant to Article 5 of the Share Provisions, or upon the purchase of Exchangeable Shares from the holder thereof by Newco pursuant to the exercise by Newco of the Retraction Call Right, the Redemption Call Right or the Liquidation Call Right.

                                    ARTICLE 5
                      EXCHANGE RIGHT AND AUTOMATIC EXCHANGE

5.1  Grant and Ownership of the Exchange Right

      CIT hereby grants to the Trustee as trustee for and on behalf of, and for the use and benefit of, the Beneficiaries the right (the "Exchange Right"), upon the occurrence and during the continuance of an Insolvency Event, to require CIT to purchase from each or any Beneficiary all or any part of the Exchangeable Shares held by the Beneficiary and the Automatic Exchange Rights, all in accordance with the provisions of this trust agreement. CIT hereby acknowledges receipt from the Trustee as trustee for and on behalf of the Beneficiaries of good and valuable consideration (and the adequacy thereof) for the grant of the Exchange Right and the Automatic Exchange Rights by CIT to the Trustee. During the term of the Trust and subject to the terms and conditions of this trust agreement, the Trustee shall possess and be vested with full legal ownership of the Exchange Right and the Automatic Exchange Rights and shall be entitled to exercise all of the rights and powers of an owner with respect to the Exchange Right and the Automatic Exchange Rights, provided that the Trustee shall:

      (a) hold the Exchange Right and the Automatic Exchange Rights and the legal title thereto as trustee solely for the use and benefit of the Beneficiaries in accordance with the provisions of this trust agreement; and


                                       7
                                     Annex H

      (b) except as specifically authorized by this trust agreement, have no power or authority to exercise or otherwise deal in or with the Exchange Right or the Automatic Exchange Rights, and the Trustee shall not exercise any such rights for any purpose other than the purposes for which the Trust is created pursuant to this trust agreement.


5.2  Legended Share Certificates

      Exchangeco will cause each certificate representing Exchangeable Shares to bear an appropriate legend notifying the Beneficiaries of:

      (a) their right to instruct the Trustee with respect to the exercise of the Exchange Right in respect of the Exchangeable Shares held by a Beneficiary; and

      (b) the Automatic Exchange Rights.


5.3  General Exercise of Exchange Right

      The Exchange Right shall be and remain vested in and exercisable by the Trustee. Subject to section 7.15, the Trustee shall exercise the Exchange Right only on the basis of instructions received pursuant to this Article 5 from Beneficiaries entitled to instruct the Trustee as to the exercise thereof. To the extent that no instructions are received from a Beneficiary with respect to the Exchange Right, the Trustee shall not exercise or permit the exercise of the Exchange Right.


5.4  Purchase Price

      The purchase price payable by CIT for each Exchangeable Share to be purchased by CIT under the Exchange Right shall be an amount per share equal to the Current Market Price of a share of CIT Common Stock on the last Business Day prior to the day of closing of the purchase and sale of such Exchangeable Share under the Exchange Right, which shall be satisfied in full by CIT causing to be sent to such holder one share of CIT Common Stock. For greater certainty, it is hereby confirmed that such holders shall also be entitled to continue to receive from Exchangeco, on the designated payment date therefor, the full amount of all declared but unpaid dividends on each such Exchangeable Share held by such holder on any dividend record date which occurred prior to the closing of the purchase and sale and, to the extent such amount is not paid by Exchangeco on the designated payment date therefor, such amount shall be paid by CIT on such date for and on behalf of Exchangeco. The purchase price for each such Exchangeable Share so purchased may be satisfied only by CIT issuing and delivering or causing to be delivered to the Trustee, on behalf of the relevant Beneficiary, one CIT Common Stock and on the applicable payment date CIT shall deliver or cause to be delivered by the Trustee, on behalf of the relevant Beneficiary a cheque for the amount, if any, of the declared but unpaid dividends referred to above, without interest (but less any amounts withheld pursuant to section 5.13).


5.5  Exercise Instructions

      Subject to the terms and conditions herein set forth, a Beneficiary shall be entitled, upon the occurrence and during the continuance of an Insolvency Event, to instruct the Trustee to exercise the Exchange Right with respect to all or any part of the Exchangeable Shares registered in the name of such Beneficiary on the books of Exchangeco. To cause the exercise of the Exchange Right by the Trustee, the Beneficiary shall deliver to the Trustee, in person or by certified or registered mail, at its principal corporate trust office in Toronto, Ontario or at such other places in Canada as the Trustee may from time to time designate by written notice to the Beneficiaries, the certificates representing the Exchangeable Shares which such Beneficiary desires CIT to purchase, duly endorsed in blank for transfer, and accompanied by such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the Companies Act (Nova Scotia) and the by-laws of Exchangeco and such additional documents and instruments as the Trustee may reasonably require together with (a) a duly completed form of notice of exercise of the Exchange Right, contained on the reverse of or attached to the Exchangeable Share certificates, stating (i) that the Beneficiary thereby instructs the Trustee to exercise the Exchange Right so as to require CIT to purchase from the Beneficiary the number of Exchangeable Shares specified therein, (ii) that such Beneficiary has good title to and owns all such Exchangeable Shares to be acquired by CIT free and clear of all liens, claims and encumbrances, (iii) the names in which the certificates representing CIT Common Stock issuable in connection with the exercise of the Exchange Right are to be


                                       8
                                     Annex H
issued and (iv) the names and addresses of the persons to whom such new certificates should be delivered and (b) payment (or evidence satisfactory to the Trustee, Exchangeco and CIT of payment) of the taxes (if any) payable as contemplated by section 5.8 of this trust agreement. If only a part of the Exchangeable Shares represented by any certificate or certificates delivered to the Trustee are to be purchased by CIT under the Exchange Right, a new certificate for the balance of such Exchangeable Shares shall be issued to the holder at the expense of Exchangeco.


5.6  Delivery of CIT Common Stock; Effect of Exercise

      Promptly after receipt of the certificates representing the Exchangeable Shares which the Beneficiary desires CIT to purchase under the Exchange Right, together with such documents and instruments of transfer and a duly completed form of notice of exercise of the Exchange Right (and payment of taxes, if any, payable as contemplated by section 5.8 or evidence thereof), duly endorsed for transfer to CIT, the Trustee shall notify CIT and Exchangeco of its receipt of the same, which notice to CIT and Exchangeco shall constitute exercise of the Exchange Right by the Trustee on behalf of the holder of such Exchangeable Shares, and CIT shall promptly thereafter deliver or cause to be delivered to the Trustee, for delivery to the Beneficiary of such Exchangeable Shares (or to such other persons, if any, properly designated by such Beneficiary) certificates representing the number of shares of CIT Common Stock issuable in connection with the exercise of the Exchange Right which shares shall be duly issued as fully paid and non-assessable and shall be free and clear of any liens, and on the applicable payment date cheques for the amount, if any, of the declared but unpaid dividends referred to in section 5.6 without interest (but less any amounts withheld pursuant to section 5.13); provided, however, that no such delivery shall be made unless and until the Beneficiary requesting the same shall have paid (or provided evidence satisfactory to the Trustee, Exchangeco and CIT of the payment of) the taxes (if any) payable as contemplated by section
5.8 of this trust agreement. Immediately upon the giving of notice by the Trustee to CIT and Exchangeco of the exercise of the Exchange Right as provided in this section 5.6, the closing of the transaction of purchase and sale contemplated by the Exchange Right shall be deemed to have occurred and the holder of such Exchangeable Shares shall be deemed to have transferred to CIT all of such holder's right, title and interest in and to such Exchangeable Shares and the related interest in the Trust Estate and shall cease to be a holder of such Exchangeable Shares and shall not be entitled to exercise any of the rights of a holder in respect thereof, other than the right to receive any declared but unpaid dividends as provided in section 5.6 and other than the right to receive his proportionate part of the total purchase price therefor, unless the requisite number of CIT Common Stock is not allotted, issued and delivered by CIT to the Trustee within five Business Days of the date of the giving of such notice by the Trustee, in which case the rights of the Beneficiary shall remain unaffected until such CIT Common Stock are so allotted, issued and delivered by CIT. Upon delivery by CIT to the Trustee of such CIT Common Stock, the Trustee shall deliver such CIT Common Stock to such Beneficiary (or to such other persons, if any, properly designated by such Beneficiary). Concurrently with such Beneficiary ceasing to be a holder of Exchangeable Shares, the Beneficiary shall be considered and deemed for all purposes to be the holder of the CIT Common Stock delivered to it pursuant to the Exchange Right. The Trustee shall not be responsible or liable in any manner whatsoever for the sufficiency, correctness, genuineness or validity of any security deposited with it. The Trustee shall incur no liability with respect to the delivery or non-delivery of any certificate or certificates, whether delivered by hand, mail or other means.


5.7  Exercise of Exchange Right Subsequent to Retraction

      In the event that a Beneficiary has exercised its right under Article 6 of the Share Provisions to require Exchangeco to redeem any or all of the Exchangeable Shares held by the Beneficiary (the "Retracted Shares") and is notified by Exchangeco pursuant to section 6.6 of the Share Provisions that Exchangeco will not be permitted as a result of solvency requirements of applicable law to redeem all such Retracted Shares, and provided that Newco shall not have exercised the Retraction Call Right with respect to the Retracted Shares and that the Beneficiary has not revoked the retraction request delivered by the Beneficiary to Exchangeco pursuant to section 6.1 of the Share Provisions, the retraction request will constitute and will be deemed to constitute notice from the Beneficiary to the Trustee instructing the Trustee to exercise the Exchange Right with respect to those Retracted Shares that Exchangeco is unable to redeem. In any such event, Exchangeco hereby agrees with the Trustee and in favour of the Beneficiary promptly to forward or cause to be forwarded to the Trustee all relevant materials delivered by the Beneficiary to Exchangeco or to the transfer agent of the Exchangeable



                                       9
                                     Annex H

Shares (including without limitation, a copy of the retraction request delivered pursuant to section 6.1 of the Share Provisions) in connection with such proposed redemption of the Retracted Shares and the Trustee will thereupon exercise the Exchange Right with respect to the Retracted Shares that Exchangeco is not permitted to redeem and will require CIT to purchase such shares in accordance with the provisions of this Article 5.

5.8  Stamp or Other Transfer Taxes

      Upon any sale of Exchangeable Shares to CIT pursuant to the Exchange Right or the Automatic Exchange Rights, the share certificate or certificates representing CIT Common Stock to be delivered in connection with the payment of the total purchase price therefor shall be issued in the name of the Beneficiary of the Exchangeable Shares so sold or in such names as such Beneficiary may otherwise direct in writing without charge to the holder of the Exchangeable Shares so sold; provided, however, that such Beneficiary (a) shall pay (and none of CIT, Exchangeco or the Trustee shall be required to pay) any documentary, stamp, transfer or other taxes that may be payable in respect of any transfer involved in the issuance or delivery of such shares to a person other than such Beneficiary or (b) shall have evidenced to the satisfaction of the Trustee, CIT and Newcourt that such taxes, if any, have been paid.

5.9  Notice of Insolvency Event

      As soon as practicable following the occurrence of an Insolvency Event or any event that with the giving of notice or the passage of time or both would be an Insolvency Event, Exchangeco and CIT shall give written notice thereof to the Trustee. Immediately upon the receipt of notice from Exchangeco and CIT of the occurrence of an Insolvency Event, or upon the Trustee becoming aware of an Insolvency Event, the Trustee will mail to each Beneficiary, at the expense of CIT, a notice of such Insolvency Event, which notice shall contain a brief statement of the rights of the Beneficiaries with respect to the Exchange Right.

5.10  Qualification of CIT Common Stock

      CIT covenants that if any CIT Common Stock to be issued and delivered pursuant to the Exchange Right or the Automatic Exchange Rights require registration or qualification with or approval of or the filing of any document, including any prospectus or similar document, or the taking of any proceeding with or the obtaining of any order, ruling or consent from any governmental or regulatory authority under any Canadian or United States federal, provincial or state law or regulation or pursuant to the rules and regulations of any regulatory authority or the fulfillment of any other Canadian or United States federal, provincial or state legal requirement before such shares may be issued and delivered by CIT to the initial holder thereof or in order that such shares may be freely traded thereafter (other than any restrictions of general application on transfer by reason of a holder being a "control person" of CIT for purposes of Canadian provincial securities law or an "affiliate" of CIT for purposes of United States federal or state securities law), CIT will in good faith expeditiously take all such actions and do all such things as are necessary or desirable to cause such CIT Common Stock to be and remain duly registered, qualified or approved. CIT will in good faith expeditiously take all such actions and do all such things as are reasonably necessary or desirable to cause all CIT Common Stock to be delivered pursuant to the Exchange Right or the Automatic Exchange Rights to be listed, quoted or posted for trading on all stock exchanges and quotation systems on which outstanding CIT Common Stock have been listed by CIT and remain listed and are quoted or posted for trading at such time.

5.11  CIT Common Stock

      CIT hereby represents, warrants and covenants that the CIT Common Stock issuable as described herein will be duly authorized and validly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance.

5.12  Automatic Exchange on Liquidation of CIT

      (a) CIT will give the Trustee notice of each of the following events at the time set forth below:

      (i) in the event of any determination by the Board of Directors of CIT to institute voluntary liquidation, dissolution or winding-up proceedings with respect to CIT or to effect any other distribution of assets of CIT among its shareholders for the purpose of winding up its affairs, at least 60 days prior to the proposed effective date of such liquidation, dissolution, winding-up or other distribution; and


                                       10
                                     Annex H

      (ii)as soon as practicable following the earlier of (A) receipt by CIT of notice of, and (B) CIT otherwise becoming aware of, any threatened or instituted claim, suit, petition or other proceedings with respect to the involuntary liquidation, dissolution or winding-up of CIT or to effect any other distribution of assets of CIT among its shareholders for the purpose of winding-up its affairs.

      (b) As soon as practicable following receipt by the Trustee from CIT of notice of any event (a "Liquidation Event") contemplated by section 5.12 (a) (i) or 5.12 (a) (ii) above, the Trustee will give notice thereof to the Beneficiaries. Such notice shall include a brief description of the automatic exchange of Exchangeable Shares for CIT Common Stock provided for in section 5.12(c).

      (c) In order that the Beneficiaries will be able to participate on a pro rata basis with the holders of CIT Common Stock in the distribution of assets of CIT in connection with a Liquidation Event, on the fifth Business Day prior to the effective date (the "Liquidation Event Effective Date") of a Liquidation Event all of the then outstanding Exchangeable Shares shall be automatically exchanged for CIT Common Stock. To effect such automatic exchange, CIT shall purchase on the fifth Business Day prior to the Liquidation Event Effective Date each Exchangeable Share then outstanding and held by Beneficiaries, and each Beneficiary shall sell the Exchangeable Shares held by it at such time, for a purchase price per share equal to the Current Market Price of a share of CIT Common Stock on the fifth Business Day prior to the Liquidation Event Effective Date, which shall be satisfied in full by CIT issuing to the Beneficiary one share of CIT Common Stock. For greater certainty, it is hereby confirmed that such holder shall also continue to be entitled to receive from Exchangeco, on the designated payment date therefor, the full amount of all declared but unpaid dividends on each such Exchangeable Share held by such holder on any dividend record date which occurred prior to the date of the exchange and, to the extent such amount is not paid by Exchangeco on the designated payment date therefor, such amount shall be paid by CIT on such date for and on behalf of Exchangeco.

      (d) On the fifth Business Day prior to the Liquidation Event Effective Date, the closing of the transaction of purchase and sale contemplated by the automatic exchange of Exchangeable Shares for CIT Common Stock shall be deemed to have occurred, and each Beneficiary shall be deemed to have transferred to CIT all of the Beneficiary's right, title and interest in and to such Beneficiary's Exchangeable Shares and the related interest in the Trust Estate and shall cease to be a holder of such Exchangeable Shares and CIT shall issue to the Beneficiary the CIT Common Stock issuable upon the automatic exchange of Exchangeable Shares for CIT Common Stock and on the applicable payment date shall deliver to the Trustee for delivery to the Beneficiary a cheque for the amount, if any, of the declared but unpaid dividends as aforesaid for such Exchangeable Shares, without interest but less any amounts withheld pursuant to section 5.13. Concurrently with such Beneficiary ceasing to be a holder of Exchangeable Shares, the Beneficiary shall be considered and deemed for all purposes to be the holder of the CIT Common Stock issued pursuant to the automatic exchange of Exchangeable Shares for CIT Common Stock and the certificates held by the Beneficiary previously representing the Exchangeable Shares exchanged by the Beneficiary with CIT pursuant to such automatic exchange shall thereafter be deemed to represent CIT Common Stock issued to the Beneficiary by CIT pursuant to such automatic exchange. Upon the request of a Beneficiary and the surrender by the Beneficiary of Exchangeable Share certificates deemed to represent CIT Common Stock, duly endorsed in blank and accompanied by such instruments of transfer as CIT may reasonably require, CIT shall deliver or cause to be delivered to the Beneficiary certificates representing CIT Common Stock of which the Beneficiary is the holder.


5.13  Withholding Rights

      CIT, Exchangeco and the Trustee shall be entitled to deduct and withhold from any consideration otherwise payable under this trust agreement to any holder of Exchangeable Shares or CIT Common Stock such amounts as CIT, Exchangeco or the Trustee is required or permitted to deduct and withhold with respect to such payment under the Income Tax Act (Canada), the United States Internal Revenue Code of 1986 or any provision of provincial, state, local or foreign tax law, in each case as amended or succeeded. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes as having been paid to the holder of the shares in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. To the extent that the amount so required or permitted to be deducted or withheld from any payment to a holder exceeds the cash portion of the consideration otherwise payable to the holder, CIT, Exchangeco and the Trustee are hereby authorized to sell or otherwise dispose of


                                       11
                                     Annex H
such portion of the consideration as is necessary to provide sufficient funds to CIT, Exchangeco or the Trustee, as the case may be, to enable it to comply with such deduction or withholding requirement and CIT, Exchangeco or the Trustee shall notify the holder thereof and remit to such holder any unapplied balance of the net proceeds of such sale. CIT represents and warrants that, based upon facts currently known to it, it has no current intention, as at the date of this Agreement, to deduct or withhold from any dividend paid to holders of Exchangeable Shares any amounts under the United States Internal Revenue Code of 1986, as amended.


                                    ARTICLE 6
                RESTRICTIONS ON ISSUE OF CIT SPECIAL VOTING STOCK


6.1  Issue of Additional Shares

      During the term of this trust agreement, CIT will not, without the consent of the holders at the relevant time of Exchangeable Shares, given in accordance with section 10.2 of the Share Provisions, issue any shares of its Special Voting Stock in addition to the CIT Special Voting Share.


                                    ARTICLE 7
                             CONCERNING THE TRUSTEE

7.1  Powers and Duties of the Trustee

      The rights, powers, duties and authorities of the Trustee under this trust agreement, in its capacity as Trustee of the Trust, shall include:

      (a) receipt and deposit of the CIT Special Voting Share from CIT as Trustee for and on behalf of the Beneficiaries in accordance with the provisions of this trust agreement;

      (b) granting proxies and distributing materials to Beneficiaries as provided in this trust agreement;

      (c) voting the Beneficiary Votes in accordance with the provisions of this trust agreement;

      (d) receiving the grant of the Exchange Right and the Automatic Exchange Rights from CIT as Trustee for and on behalf of the Beneficiaries in accordance with the provisions of this trust agreement;

      (e) exercising the Exchange Right and enforcing the benefit of the Automatic Exchange Rights, in each case in accordance with the provisions of this trust agreement, and in connection therewith receiving from Beneficiaries Exchangeable Shares and other requisite documents and distributing to such Beneficiaries CIT Common Stock and cheques, if any, to which such Beneficiaries are entitled upon the exercise of the Exchange Right or pursuant to the Automatic Exchange Rights, as the case may be;

      (f) holding title to the Trust Estate;

      (g) investing any moneys forming, from time to time, a part of the Trust Estate as provided in this trust agreement;

      (h) taking action on its own initiative or at the direction of a Beneficiary or Beneficiaries to enforce the obligations of CIT and Exchangeco under this trust agreement; and

      (i) taking such other actions and doing such other things as are specifically provided in this trust agreement.

      For greater certainty, the Trustee shall have only those duties as are set out specifically in this Agreement.

      Notwithstanding any other provision of this Agreement, nothing in this Agreement shall obligate the Trustee to have knowledge of, comply with, or otherwise act in accordance with laws or regulations of a jurisdiction other than the Province of Ontario and Canada.

      In the exercise of such rights, powers, duties and authorities the Trustee shall have (and is granted) such incidental and additional rights, powers, duties and authority not in conflict with any of the provisions of this trust agreement as the Trustee, acting in good faith and in the reasonable exercise of its discretion, may deem necessary, appropriate or desirable to effect the purpose of the Trust. Any exercise of such discretionary rights, powers, duties and authorities by the Trustee shall be final, conclusive and binding upon all persons.


                                       12
                                     Annex H

      The Trustee in exercising its rights, powers, duties and authorities hereunder shall act honestly and in good faith and with a view to the best interests of the Beneficiaries and shall exercise the care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances.


7.2  No Conflict of Interest

      The Trustee represents to CIT and Exchangeco that at the date of execution and delivery of this trust agreement there exists no material conflict of interest in the role of the Trustee as a fiduciary hereunder and the role of the Trustee in any other capacity. The Trustee shall, within 90 days after it becomes aware that such material conflict of interest exists, either eliminate such material conflict of interest or resign in the manner and with the effect specified in Article 10. If, notwithstanding the foregoing provisions of this section 7.2, the Trustee has such a material conflict of interest, the validity and enforceability of this trust agreement shall not be affected in any manner whatsoever by reason only of the existence of such material conflict of interest. If the Trustee contravenes the foregoing provisions of this section 7.2, any interested party may apply to the Ontario Superior Court of Justice for an order that the Trustee be replaced as Trustee hereunder.


7.3  Dealings with Transfer Agents, Registrars, etc.

      CIT and Exchangeco irrevocably authorize the Trustee, from time to time, to:
      (a) consult, communicate and otherwise deal with the respective registrars and transfer agents, and with any such subsequent registrar or transfer agent, of the Exchangeable Shares and CIT Common Stock; and

      (b) requisition, from time to time, (i) from any such registrar or transfer agent any information readily available from the records maintained by it which the Trustee may reasonably require for the discharge of its duties and responsibilities under this trust agreement and (ii) from the transfer agent of CIT Common Stock, and any subsequent transfer agent of such shares, the share certificates issuable upon the exercise from time to time of the Exchange Right and pursuant to the Automatic Exchange Rights.

      CIT and Exchangeco irrevocably authorize their respective registrars and transfer agents to comply with all such requests. CIT covenants that it will supply its transfer agent with duly executed share certificates for the purpose of completing the exercise from time to time of the Exchange Right and the Automatic Exchange Rights.


7.4  Books and Records

      The Trustee shall keep available for inspection by CIT and Exchangeco at the Trustee's principal corporate trust office in Toronto, Ontario correct and complete books and records of account relating to the Trust created by this trust agreement, including without limitation, all relevant data relating to mailings and instructions to and from Beneficiaries and all transactions pursuant to the Exchange Right and the Automatic Exchange Rights. On or before March 31, 2000, and on or before March 31 in every year thereafter, so long as the CIT Special Voting Share is on deposit with the Trustee, the Trustee shall transmit to CIT and Exchangeco a brief report, dated as of the preceding December 31, with respect to:

      (a) the property and funds comprising the Trust Estate as of that date;

      (b) the number of exercises of the Exchange Right, if any, and the aggregate number of Exchangeable Shares received by the Trustee on behalf of Beneficiaries in consideration of the issuance and delivery by CIT of CIT Common Stock in connection with the Exchange Right, during the calendar year ended on such December 31; and

      (c) any action taken by the Trustee in the performance of its duties under this trust agreement which it had not previously reported and which, in the Trustee's opinion, materially affects the Trust Estate.


7.5  Income Tax Returns and Reports

      The Trustee shall, to the extent necessary, arrange for the preparation and filing on behalf of the Trust appropriate United States and Canadian income tax returns and any other returns or reports as may be required by applicable law or pursuant to the rules and regulations of any securities exchange or other trading system through which the Exchangeable Shares are traded and may obtain the advice and assistance of such experts as the Trustee may consider necessary or desirable. If requested by the Trustee, CIT shall retain such experts for the purposes of providing such advice or assistance.


                                       13
                                     Annex H

7.6  Indemnification Prior to Certain Actions by Trustee

      The Trustee shall exercise any or all of the rights, duties, powers or authorities vested in it by this trust agreement at the request, order or direction of any Beneficiary upon such Beneficiary furnishing to the Trustee reasonable security or indemnity against the costs, expenses and liabilities which may be incurred by the Trustee therein or thereby, provided that no Beneficiary shall be obligated to furnish to the Trustee any such security or indemnity in connection with the exercise by the Trustee of any of its rights, duties, powers and authorities with respect to the CIT Special Voting Share pursuant to Article 4, subject to section 7.15, and with respect to the Exchange Right pursuant to Article 5, subject to section 7.15, and with respect to the Automatic Exchange Rights pursuant to Article 5.

      None of the provisions contained in this trust agreement shall require the Trustee to expend or risk its own funds or otherwise incur financial liability in the exercise of any of its rights, powers, duties, or authorities unless funded, given security and indemnified as aforesaid.


7.7  Action of Beneficiaries

      No Beneficiary shall have the right to institute any action, suit or proceeding or to exercise any other remedy authorized by this trust agreement for the purpose of enforcing any of its rights or for the execution of any trust or power hereunder unless the Beneficiary has requested the Trustee to take or institute such action, suit or proceeding and furnished the Trustee with the security or indemnity referred to in section 7.6 and the Trustee shall have failed to act within a reasonable time thereafter. In such case, but not otherwise, the Beneficiary shall be entitled to take proceedings in any court of competent jurisdiction such as the Trustee might have taken; it being understood and intended that no one or more Beneficiaries shall have any right in any manner whatsoever to affect, disturb or prejudice the rights hereby created by any such action, or to enforce any right hereunder or the Voting Rights, the Exchange Rights or the Automatic Exchange Rights except subject to the conditions and in the manner herein provided, and that all powers and trusts hereunder shall be exercised and all proceedings at law shall be instituted, had and maintained by the Trustee, except only as herein provided, and in any event for the equal benefit of all Beneficiaries.


7.8  Reliance Upon Declarations

      The Trustee shall not be considered to be in contravention of any its rights, powers, duties and authorities hereunder if, when required, it acts and relies in good faith upon statutory declarations, certificates, opinions, lists, mailing labels, notices or reports and other papers and documents furnished pursuant to the provisions hereof or required by the Trustee to be furnished to it in the exercise of its rights, powers, duties and authorities hereunder if such statutory declarations, certificates, opinions or reports comply with the provisions of section 7.9, if applicable, and with any other applicable provisions of this trust agreement.


7.9  Evidence and Authority to Trustee

      CIT and/or Exchangeco shall furnish to the Trustee evidence of compliance with the conditions provided for in this trust agreement relating to any action or step required or permitted to be taken by CIT and/or Exchangeco or the Trustee under this trust agreement or as a result of any obligation imposed under this trust agreement, including, without limitation, in respect of the Voting Rights or the Exchange Right or the Automatic Exchange Rights and the taking of any other action to be taken by the Trustee at the request of or on the application of CIT and/or Exchangeco promptly if and when:

      (a) such evidence is required by any other section of this trust agreement to be furnished to the Trustee in accordance with the terms of this section 7.9; or

      (b) the Trustee, in the exercise of its rights, powers, duties and authorities under this trust agreement, gives CIT and/or Exchangeco written notice requiring it to furnish such evidence in relation to any particular action or obligation specified in such notice.

      Such evidence shall consist of an Officer's Certificate of CIT and/or Exchangeco or a statutory declaration or a certificate made by persons entitled to sign an Officer's Certificate stating that any such condition has been complied with in accordance with the terms of this trust agreement.


                                       14
                                     Annex H

      Whenever such evidence relates to a matter other than the Voting Rights or the Exchange Right or the Automatic Exchange Rights or the taking of any other action to be taken by the Trustee at the request or on the application of CIT and/or Exchangeco, and except as otherwise specifically provided herein, such evidence may consist of a report or opinion of any solicitor, attorney, auditor, accountant, appraiser, valuer, engineer or other expert or any other person whose qualifications give authority to a statement made by him, provided that if such report or opinion is furnished by a director, officer or employee of CIT and/or Exchangeco it shall be in the form of an Officer's Certificate or a statutory declaration.

      Each statutory declaration, Officer's Certificate, opinion or report furnished to the Trustee as evidence of compliance with a condition provided for in this trust agreement shall include a statement by the person giving the evidence:

      (a) declaring that he has read and understands the provisions of this trust agreement relating to the condition in question;

      (b) describing the nature and scope of the examination or investigation upon which he based the statutory declaration, certificate, statement or opinion; and

      (c) declaring that he has made such examination or investigation as he believes is necessary to enable him to make the statements or give the opinions contained or expressed therein.

7.10  Experts, Advisers and Agents

      The Trustee may:

      (a) in relation to these presents act and rely on the opinion or advice of or information obtained from any solicitor, attorney, auditor, accountant, appraiser, valuer, engineer or other expert, whether retained by the Trustee or by CIT and/or Exchangeco or otherwise, and may employ such assistants as may be necessary to the proper discharge of its powers and duties and determination of its rights hereunder and may pay proper and reasonable compensation for all such legal and other advice or assistance as aforesaid. The fees of such experts are to be part of the Trustee's fees hereunder; and

      (b) employ such agents and other assistants as it may reasonably require for the proper discharge of its powers and duties hereunder, and may pay reasonable remuneration for all services performed for it (and shall be compensated sufficiently to pay such agent's fees) in the discharge of the trusts hereof and compensation for all disbursements, costs and expenses made or incurred by it in the discharge of its duties hereunder and in the management of the Trust.

7.11  Investment of Moneys Held by Trustee

      Unless otherwise provided in this trust agreement, any moneys held by or on behalf of the Trustee which under the terms of this trust agreement may or ought to be invested or which may be on deposit with the Trustee or which may be in the hands of the Trustee may be invested and reinvested in the name or under the control of the Trustee in securities in which, under the laws of the Province of Ontario, trustees are authorized to invest trust moneys and the Trustee shall invest such moneys, solely upon the written direction and authorization of Exchangeco. Exchangeco shall be restricted from directing the investment of such moneys other than investment in short-term Canadian money market instruments that are stated to mature within two years after their purchase by the Trustee. Pending the investment of any moneys as hereinbefore provided, such moneys may be deposited in the name of the Trustee in any chartered bank in Canada or, with the consent of Exchangeco, in the deposit department of the Trustee or any other loan or trust company authorized to accept deposits under the laws of Canada or any province thereof at the rate of interest then current on similar deposits.

7.12  Trustee Not Required to Give Security

      The Trustee shall not be required to give any bond or security in respect of the execution of the trusts, rights, duties, powers and authorities of this trust agreement or otherwise in respect of the premises.

7.13  Trustee Not Bound to Act on Request

      Except as in this trust agreement otherwise specifically provided, the Trustee shall not be bound to act in accordance with any direction or request of CIT and/or Exchangeco or of the directors thereof until a duly authenticated copy of the instrument or resolution containing such direction or request shall have been delivered


                                       15
                                     Annex H
to the Trustee, and the Trustee shall be empowered to act upon any such copy purporting to be authenticated and believed by the Trustee to be genuine.

7.14  Authority to Carry on Business

      The Trustee represents to CIT and Exchangeco that at the date of execution and delivery by it of this trust agreement it is authorized to carry on the business of a trust company in each of the Provinces of Canada but if, notwithstanding the provisions of this section 7.14, it ceases to be so authorized to carry on business, the validity and enforceability of this trust agreement and the Voting Rights, the Exchange Right and the Automatic Exchange Rights shall not be affected in any manner whatsoever by reason only of such event but the Trustee shall, within 90 days after ceasing to be authorized to carry on the business of a trust company in any Province of Canada, either become so authorized or resign in the manner and with the effect specified in
Article 10.


7.15  Conflicting Claims

      If conflicting claims or demands are made or asserted with respect to any interest of any Beneficiary in any Exchangeable Shares, including any disagreement between the heirs, representatives, successors or assigns succeeding to all or any part of the interest of any Beneficiary in any Exchangeable Shares, resulting in conflicting claims or demands being made in connection with such interest, then the Trustee shall be entitled, at its sole discretion, to refuse to recognize or to comply with any such claims or demands. In so refusing, the Trustee may elect not to exercise any Voting Rights, Exchange Rights or Automatic Exchange Rights subject to such conflicting claims or demands and, in so doing, the Trustee shall not be or become liable to any person on account of such election or its failure or refusal to comply with any such conflicting claims or demands. The Trustee shall be entitled to continue to refrain from acting and to refuse to act until:

      (a) the rights of all adverse claimants with respect to the Voting Rights, Exchange Right or Automatic Exchange Rights subject to such conflicting claims or demands have been adjudicated by a final judgment of a court of competent jurisdiction; or

      (b) all differences with respect to the Voting Rights, Exchange Right or Automatic Exchange Rights subject to such conflicting claims or demands have been conclusively settled by a valid written agreement binding on all such adverse claimants, and the Trustee shall have been furnished with an executed copy of such agreement certified to be in full force and effect.

      If the Trustee elects to recognize any claim or comply with any demand made by any such adverse claimant, it may in its discretion require such claimant to furnish such surety bond or other security satisfactory to the Trustee as it shall deem appropriate to fully indemnify it as between all conflicting claims or demands.

7.16  Notice to Trustee

      The Trustee shall not be bound to give any notice or do or take any act, action or proceeding by virtue of the powers conferred on it hereby unless and until it shall have been required to do so under the terms of this Agreement; nor shall the Trustee be required to take notice of, be deemed to have actual or constructive notice or knowledge of any matter under this Agreement, or take any action in connection with any notice of any CIT Meeting or the seeking of any CIT Consent or any prohibition of Exchangeco against redeeming any Retracted Shares as set out in Section 6.6 of the Provisions Attaching to the Exchangeable Shares of Exchangeco or of any Insolvency Event, or Liquidation Event as set out in Article 5 of this Agreement, respectively (collectively, a "Notice Event"), unless and until notified in writing of such Notice Event in accordance with this Agreement, which notice shall distinctly specify the Notice Event desired to be brought to the attention of the Trustee and in the absence of any such notice the Trustee may for all purposes of this Agreement conclusively assume that no such Notice Event had occurred.


7.17  Merger or Consolidation of Trustee

      Any corporation into or which the Trustee may be merged or consolidated or amalgamated, or any corporation resulting therefrom to which the Trustee may be a party, or any corporation succeeding to the trust business of the Trustee shall be the successor to the Trustee under this Agreement without any further act on its part or any of the parties hereto, provided that such corporation would be eligible for appointment as a successor trustee under the provisions of this Agreement.


                                       16
                                     Annex H

7.18  No Personal Liability

      In the exercise of the powers, authorities or discretion conferred upon the Trustee under this Agreement, the Trustee is and shall be conclusively deemed to be acting as trustee of the Trust and shall not be subject to any personal liability for any of the liabilities, obligations, claims, demands, judgments, costs or expenses against or with respect to the Trust.


7.19  Incumbency Certificate

      Each of CIT and Exchangeco shall file with the Trustee a certificate of incumbency setting forth the names of the individuals authorized to give instructions, directions or other instruments to the Trustee ("Authorized Persons"), together with specimen signatures of such persons, and the Trustee shall be entitled to rely on the latest certificate of incumbency filed with it unless it receives notice of a change in Authorized Persons with updated specimen signatures.

      The Trustee shall not be liable for any error in judgment or for any act done or step taken or omitted by it in good faith or for any mistake, in fact or law, or for anything which it may do or refrain from doing in connection herewith except arising out of its own negligence or willful misconduct.


7.20  Acceptance of Trust

      The Trustee hereby accepts the Trust created and provided for by and in this trust agreement and agrees to perform the same upon the terms and conditions herein set forth and to hold all rights, privileges and benefits conferred hereby and by law in trust for the various persons who shall from time to time be Beneficiaries, subject to all the terms and conditions herein set forth.


                                    ARTICLE 8
                                  COMPENSATION


8.1  Fees and Expenses of the Trustee

      CIT agrees to pay the Trustee reasonable compensation for all of the services rendered by it under this trust agreement and will reimburse the Trustee for all reasonable expenses (including taxes other than taxes based on the net income of the Trustee) and disbursements, including fees and expenses for attendance at any meeting of shareholders, if so requested by CIT or Exchangeco, fees and expenses of experts, advisors and agents, retained pursuant to ss..7.10 and the cost and expense of any suit or litigation of any character and any proceedings before any governmental agency reasonably incurred by the Trustee in connection with its duties under this trust agreement; provided that CIT shall have no obligation to reimburse the Trustee for any expenses or disbursements paid, incurred or suffered by the Trustee in any suit or litigation in which the Trustee is determined to have acted in bad faith or with negligence, recklessness or wilful misconduct.


                                    ARTICLE 9
                   INDEMNIFICATION AND LIMITATION OF LIABILITY


9.1  Indemnification of the Trustee

      CIT and Exchangeco jointly and severally agree to indemnify and hold harmless the Trustee and each of its directors, officers and agents appointed and acting in accordance with this trust agreement (collectively, the "Indemnified Parties") against all claims, losses, damages, reasonable costs, penalties, fines, liabilities, actions and reasonable expenses (including reasonable expenses of the Trustee's legal counsel) which, without fraud, negligence, recklessness, wilful misconduct or bad faith on the part of such Indemnified Party, may be paid, incurred or suffered by the Indemnified Party by reason or as a result of the Trustee's acceptance or administration of the Trust, its compliance with its duties set forth in this trust agreement, or any written or oral instruction delivered to the Trustee by CIT or Exchangeco pursuant hereto. This indemnification survives the termination of the agreement or the resignation or removal of the Trustee.

      In no case shall CIT or Exchangeco be liable under this indemnity for any claim against any of the Indemnified Parties unless CIT and Exchangeco shall be notified by the Trustee of the written assertion of a claim or of any action commenced against the Indemnified Parties, promptly after any of the Indemnified


                                       17
                                     Annex H

Parties shall have received any such written assertion of a claim or shall have been served with a summons or other first legal process giving information as to the nature and basis of the claim. Subject to (ii) below, CIT and Exchangeco shall be entitled to participate at their own expense in the defence and, if CIT and Exchangeco so elect at any time after receipt of such notice, either of them may assume the defence of any suit brought to enforce any such claim. The Trustee shall have the right to employ separate counsel in any such suit and participate in the defence thereof but the fees and expenses of such counsel shall be at the expense of the Trustee unless: (i) the employment of such counsel has been authorized by CIT or Exchangeco; (ii) the named parties to any such suit include both the Trustee and CIT or Exchangeco and the Trustee shall have been advised by counsel acceptable to CIT or Exchangeco that there may be one or more legal defences available to the Trustee that are different from or in addition to those available to CIT or Exchangeco and that an actual or potential conflict exists (in which case CIT and Exchangeco shall not have the right to assume the defence of such suit on behalf of the Trustee but shall be liable to pay the reasonable fees and expenses of counsel for the Trustee); or
(iii) CIT or Exchangeco shall not have retained legal counsel on behalf of the Trustee within a reasonable time after it has given them notice of a written assertion of a claim or action against any indemnified Party.


9.2  Limitation of Liability

      The Trustee shall not be held liable for any loss which may occur by reason of depreciation of the value of any part of the Trust Estate or any loss incurred on any investment of funds pursuant to this trust agreement, except to the extent that such loss is attributable to the fraud, negligence, recklessness, wilful misconduct or bad faith on the part of the Trustee.


                                   ARTICLE 10
                                CHANGE OF TRUSTEE

10.1  Resignation

      The Trustee, or any trustee hereafter appointed, may at any time resign by giving written notice of such resignation to CIT and Exchangeco specifying the date on which it desires to resign, provided that such notice shall not be given less than one month before such desired resignation date unless CIT and Exchangeco otherwise agree and provided further that such resignation shall not take effect until the date of the appointment of a successor trustee and the acceptance of such appointment by the successor trustee. Upon receiving such notice of resignation, CIT and Exchangeco shall promptly appoint a successor trustee by written instrument in duplicate, one copy of which shall be delivered to the resigning trustee and one copy to the successor trustee. Failing acceptance by a successor trustee, a successor trustee may be appointed by an order of the Superior Court of Justice (Ontario) upon application of one or more of the parties hereto.


10.2  Removal

      The Trustee, or any trustee hereafter appointed, may (provided a successor trustee is appointed) be removed at any time on not less than 30 days' prior notice by written instrument executed by CIT and Exchangeco, in duplicate, one copy of which shall be delivered to the trustee so removed and one copy to the successor trustee.


10.3  Successor Trustee

      Any successor trustee appointed as provided under this trust agreement shall execute, acknowledge and deliver to CIT and Exchangeco and to its predecessor trustee an instrument accepting such appointment. Thereupon the resignation or removal of the predecessor trustee shall become effective and such successor trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, duties and obligations of its predecessor under this trust agreement, with the like effect as if originally named as trustee in this trust agreement. However, on the written request of CIT and Exchangeco or of the successor trustee, the trustee ceasing to act shall, upon payment of any amounts then due it pursuant to the provisions of this trust agreement, execute and deliver an instrument transferring to such successor trustee all the rights and powers of the trustee so ceasing to act. Upon the request of any such successor trustee, CIT, Exchangeco and such predecessor trustee shall execute any and all instruments in writing for more fully and certainly vesting in and confirming to such successor trustee all such rights and powers.


                                       18
                                     Annex H

10.4  Notice of Successor Trustee

      Upon acceptance of appointment by a successor trustee as provided herein, CIT and Exchangeco shall cause to be mailed notice of the succession of such trustee hereunder to each Beneficiary specified in a List. If CIT or Exchangeco shall fail to cause such notice to be mailed within 10 days after acceptance of appointment by the successor trustee, the successor trustee shall cause such notice to be mailed at the expense of CIT and Exchangeco.


                                   ARTICLE 11
                                 CIT SUCCESSORS


11.1 Certain Requirements in Respect of Combination, etc.

      CIT shall not consummate any transaction (whether by way of reconstruction, reorganization, consolidation, merger, transfer, sale, lease or otherwise) whereby all or substantially all of its undertaking, property and assets would become the property of any other Person or, in the case of a merger, of the continuing corporation resulting therefrom unless, but may do so if:

      (a) such other Person or continuing corporation (herein called the "CIT Successor"), by operation of law, becomes, without more, bound by the terms and provisions of this trust agreement or, if not so bound, executes, prior to or contemporaneously with the consummation of such transaction, a trust agreement supplemental hereto and such other instruments (if any) as are satisfactory to the Trustee, acting reasonably, and in the opinion of legal counsel to the Trustee are reasonably necessary or advisable to evidence the assumption by the CIT Successor of liability for all moneys payable and property deliverable hereunder and the covenant of such CIT Successor to pay and deliver or cause to be delivered the same and its agreement to observe and perform all the covenants and obligations of CIT under this trust agreement; and

      (b) such transaction shall, to the satisfaction of the Trustee, acting reasonably, and in the opinion of legal counsel to the Trustee, be upon such terms and conditions as substantially to preserve and not to impair in any material respect any of the rights, duties, powers and authorities of the Trustee or of the Beneficiaries hereunder.


11.2  Vesting of Powers in Successor

      Whenever the conditions of section 11.1 have been duly observed and performed, the Trustee and, if required by section 11. 1, CIT Successor and Exchangeco shall execute and deliver the supplemental trust agreement provided for in Article 12 and thereupon CIT Successor shall possess and from time to time may exercise each and every right and power of CIT under this trust agreement in the name of CIT or otherwise and any act or proceeding by any provision of this trust agreement required to be done or performed by the Board of Directors of CIT or any officers of CIT may be done and performed with like force and effect by the directors or officers of such CIT Successor.


11.3  Wholly-Owned Subsidiaries

      Nothing herein shall be construed as preventing the amalgamation or merger of any wholly-owned direct or indirect subsidiary of CIT with or into CIT or the winding-up, liquidation or dissolution of any wholly-owned subsidiary of CIT provided that all of the assets of such subsidiary are transferred to CIT or another wholly owned direct or indirect subsidiary of CIT and any such transactions are expressly permitted by this Article 11.


                                   ARTICLE 12
                  AMENDMENTS AND SUPPLEMENTAL TRUST AGREEMENTS


12.1 Amendments, Modifications, etc.

      This trust agreement may not be amended or modified except by an agreement in writing executed by CIT, Exchangeco and the Trustee and approved by the Beneficiaries in accordance with section 10.2 of the Share Provisions.


                                       19
                                     Annex H

12.2  Ministerial Amendments

      Notwithstanding the provisions of section 12.1, the parties to this trust agreement may in writing, at any time and from time to time, without the approval of the Beneficiaries, amend or modify this trust agreement for the purposes of:

      (a) adding to the covenants of any or all parties hereto for the protection of the Beneficiaries hereunder provided that the Board of Directors of each of Exchangeco and CIT as well as the Trustee, on the advice of counsel, shall be of the good faith opinion that such additions will not be prejudicial to the rights or interests of the Beneficiaries;

      (b) making such amendments or modifications not inconsistent with this trust agreement as may be necessary or desirable with respect to matters or questions which, in the good faith opinion of the Board of Directors of each of CIT and Exchangeco and in the opinion of the Trustee, on the advice of counsel, having in mind the best interests of the Beneficiaries, it may be expedient to make, provided that such Boards of Directors and the Trustee, on the advice of counsel, shall be of the opinion that such amendments and modifications will not be prejudicial to the interests of the Beneficiaries; or

      (c) making such changes or corrections which, on the advice of counsel to CIT, Exchangeco and the Trustee, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error, provided that the Trustee and the Board of Directors of each of CIT and Exchangeco shall be of the opinion that such changes or corrections will not be prejudicial to the rights and interests of the Beneficiaries.


12.3  Meeting to Consider Amendments

      Exchangeco, at the request of CIT, shall call a meeting or meetings of the Beneficiaries for the purpose of considering any proposed amendment or modification requiring approval pursuant hereto. Any such meeting or meetings shall be called and held in accordance with the by-laws of Exchangeco, the Share Provisions and all applicable laws.


12.4  Changes in Capital of CIT and Exchangeco

      At all times after the occurrence of any event contemplated pursuant to section 2.7 or 2.8 of the Support Agreement or otherwise, as a result of which either CIT Common Stock or the Exchangeable Shares or both are in any way changed, this trust agreement shall forthwith be amended and modified as necessary in order that it shall apply with full force and effect, mutatis mutandis, to all new securities into which CIT Common Stock or the Exchangeable Shares or both are so changed and the parties hereto shall execute and deliver a supplemental trust agreement giving effect to and evidencing such necessary amendments and modifications.


12.5  Execution of Supplemental Trust Agreements

      No amendment to or modification or waiver of any of the provisions of this trust agreement otherwise permitted hereunder shall be effective unless made in writing and signed by all of the parties hereto. From time to time Exchangeco (when authorized by a resolution of its board of directors, CIT (when authorized by a resolution of its Board of Directors) and the Trustee may, subject to the provisions of these presents, and they shall, when so directed by these presents, execute and deliver by their proper officers, trust agreements or other instruments supplemental hereto, which thereafter shall form part hereof, for any one or more of the following purposes:

      (a) evidencing the succession of CIT Successors and the covenants of and obligations assumed by each such CIT Successor in accordance with the provisions of Article 11 and the successors of any successor trustee in accordance with the provisions of Article 10;

      (b) making any additions to, deletions from or alterations of the provisions of this trust agreement or the Voting Rights, the Exchange Right or the Automatic Exchange Rights, which, in the opinion of the Trustee, will not be prejudicial to the interests of the Beneficiaries or are, in the opinion of counsel to the Trustee, necessary or advisable in order to incorporate, reflect or comply with any legislation the provisions of which apply to CIT, Exchangeco, the Trustee or this trust agreement; and


                                       20
                                     Annex H

      (c) for any other purposes not inconsistent with the provisions of this trust agreement, including without limitation, to make or evidence any amendment or modification to this trust agreement as contemplated hereby, provided that, in the opinion of the Trustee, the rights of the Trustee and Beneficiaries will not be prejudiced thereby.

                                   ARTICLE 13
                                   TERMINATION
13.1  Term

      The Trust created by this trust agreement shall continue until the earliest to occur of the following events:

      (a) no outstanding Exchangeable Shares are held by a Beneficiary;

      (b) each of CIT and Exchangeco elects in writing to terminate the Trust and such termination is approved by the Beneficiaries in accordance with section 10.2 of the Share Provisions; and

      (c) 21 years after the death of the last survivor of the descendants of His Majesty King George VI of Canada and the United Kingdom of Great Britain and Northern Ireland living on the date of the creation of the Trust.

13.2     Survival of Agreement

      This trust agreement shall survive any termination of the Trust and shall continue until there are no Exchangeable Shares outstanding held by a
Beneficiary: provided, however, that the provisions of Articles 8 and 9 shall survive any such termination of this trust agreement.


                                   ARTICLE 14
                                     GENERAL
14.1  Severability

      If any provision of this trust agreement is held to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remainder of this trust agreement shall not in any way be affected or impaired thereby and the agreement shall be carried out as nearly as possible in accordance with its original terms and conditions.

14.2 Enurement

      This trust agreement shall be binding upon and enure to the benefit of the parties hereto and their respective successors and permitted assigns and to the benefit of the Beneficiaries.

14.3 Notices to Parties

      All notices and other communications between the parties hereunder shall be in writing and shall be deemed to have been given if delivered personally or by confirmed telecopy to the parties at the following addresses (or at such other address for such party as shall be specified in like notice):

      (a)  if to Exchangeco:

           c/o The CIT Group, Inc.
           1211 Avenue of the Americas
           New York, New York  10036
           U.S.A.

           Attention:  Ernest D. Stein, Secretary
           Telecopier No.: (212) 536-1912

      (b)  if to CIT:

           1211 Avenue of the Americas
           New York, New York  10036
           U.S.A.

           Attention:  Ernest D. Stein, Secretary
           Telecopier No.: (212) 536-1912


                                       21
                                     Annex H

      (c)  if to the Trustee:

           Montreal Trust Company of Canada
           151 Front Street West, Suite 605
           Toronto, Ontario
           M5J 2N1

           Attention:  Manager, Client Services
           Telecopier No.: (416) 981-9777

Any notice or other communication given personally shall be deemed to have been given and received upon delivery thereof and if given by telecopy shall be deemed to have been given and received on the date of receipt thereof unless such day is not a Business Day in which case it shall be deemed to have been given and received upon the immediately following Business Day.


14.4  Notice to Beneficiaries

      Any and all notices to be given and any documents to be sent to any Beneficiaries may be given or sent to the address of such Beneficiary shown on the register of holders of Exchangeable Shares in any manner permitted by the by-laws of Exchangeco from time to time in force in respect of notices to shareholders and shall be deemed to be received (if given or sent in such manner) at the time specified in such by-laws, the provisions of which by-laws shall apply mutatis mutandis to notices or documents as aforesaid sent to such Beneficiaries.


14.5  Counterparts

      This trust agreement may be executed in counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument.


14.6  Jurisdiction

      This trust agreement shall be construed and enforced in accordance with the laws of the Province of Nova Scotia and the laws of Canada applicable therein.


14.7 Attornment

      Each of the Trustee and CIT and Exchangeco agrees that any action or proceeding arising out of or relating to this trust agreement may be instituted in the courts of Ontario, waives any objection which it may have now or hereafter to the venue of any such action or proceeding, irrevocably submits to the jurisdiction of the said courts in any such action or proceeding, agrees to be bound by any final judgment of the said courts and not to seek, and hereby waives, any review of the merits of any such judgment by the courts of any other jurisdiction and hereby appoints Exchangeco at its registered office in the Province of Nova Scotia as attorney for service of process.

                                       22
                                     Annex H

      IN WITNESS WHEREOF the parties hereto have caused this trust agreement to be duly executed as of the date first above written.

                                        CIT EXCHANGECO INC.

                                        By: ________________________________
                                        Name:
                                        Title:


                                        THE CIT GROUP, INC.

                                        By: ________________________________
                                        Name:
                                        Title:


                                        MONTREAL TRUST COMPANY OF CANADA

                                        By: ________________________________
                                        Name:
                                        Title:




                                       23
                                     Annex H

                                     ANNEX I

                  THE TRANSFER OF THIS AGREEMENT IS SUBJECT TO
                   CERTAIN PROVISIONS CONTAINED HEREIN AND TO
                          RESALE RESTRICTIONS UNDER THE
                        SECURITIES ACT (ONTARIO) AND THE
                       SECURITIES ACT OF 1933, AS AMENDED

      STOCK OPTION AGREEMENT, dated August 5, 1999, between Newcourt Credit Group Inc., an Ontario corporation ("Issuer"), and The CIT Group, Inc., a Delaware corporation ("Grantee").


                              W I T N E S S E T H:

      WHEREAS, Grantee and Issuer have entered into an Amended and Restated Agreement and Plan of Reorganization of even date herewith (as the same may be amended or supplemented, the "Reorganization Agreement"), which agreement has been executed by the parties hereto immediately prior to the execution of this Stock Option Agreement (this "Agreement") and provides that Grantee shall combine with Issuer pursuant to a Plan of Arrangement in the form attached to the Reorganization Agreement (the "Plan of Arrangement"), upon the terms and subject to the conditions set forth in the Reorganization Agreement; and

      WHEREAS, as a condition to Grantee's entering into the Reorganization Agreement and in consideration therefor, Issuer has agreed to grant Grantee the Option (as hereinafter defined);

      NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements set forth herein and in the Reorganization Agreement, the parties hereto agree as follows:

      1. (a) Issuer hereby grants to Grantee an unconditional, irrevocable option (the "Option") to purchase, subject to the terms hereof (including
Section 2(a) hereof), up to 22,273,249 fully paid and nonassessable common shares ("Common Shares") of Issuer at a price of $15.6875 per share (the "Option Price"); provided, however, that in no event shall the number of Common Shares for which this Option is exercisable exceed 15% of the Issuer's issued and outstanding Common Shares without giving effect to any shares subject to or issued pursuant to the Option. The number of Common Shares that may be received upon the exercise of the Option and the Option Price are subject to adjustment as herein set forth.

       (b) In the event that any additional Common Shares are either (i) issued or otherwise become outstanding after the date of this Agreement (other than pursuant to this Agreement) or (ii) redeemed, repurchased, retired or otherwise cease to be outstanding after the date of this Agreement, the number of Common Shares subject to the Option shall be increased or decreased, as appropriate, so that, after such issuance, such number equals 15% of the number of Common Shares then issued and outstanding without giving effect to any shares subject to or issued pursuant to the Option. Nothing contained in this Section 1(b) or elsewhere in this Agreement shall be deemed to authorize Issuer or Grantee to breach any provision of the Reorganization Agreement.

      2. (a) The Holder (as hereinafter defined) may exercise the Option, in whole or part, and from time to time, if, but only if, (A) both an Initial Triggering Event (as hereinafter defined) and a Subsequent Triggering Event (as hereinafter defined) shall have occurred prior to the occurrence of an Exercise Termination Event (as hereinafter defined) and (B) approval for the grant of the Option and the issuance of the Common Shares hereunder has been received from The Toronto Stock Exchange (the "TSE") and the Montreal Stock Exchange (the "ME") (collectively, the "Exchange Approvals"), provided, however, that the Holder shall have sent the written notice of such exercise (as provided in subsection (e) of this Section 2) within ninety (90) days following such Subsequent Triggering Event (or such longer period as provided in Section 10). Each of the following shall be an "Exercise Termination Event": (i) the Effective Time (as defined in the Plan of Arrangement); (ii) termination of the Reorganization Agreement in accordance with the provisions thereof, other than a termination by either Issuer or Grantee pursuant to Section 9.1(d) of the Reorganization Agreement following the occurrence of an Initial Triggering Event (as defined below); or (iii) the passage of 12 months after a termination of the Reorganization Agreement by either Issuer or Grantee pursuant to Section 9.1(d) thereof if such termination follows the occurrence of an Initial Triggering Event. The term "Holder" shall mean the holder or holders of the Option. Issuer agrees to use its reasonable best efforts to obtain the Exchange


                                       1
                                     Annex I

Approvals as expeditiously as possible following the date of this Agreement. Notwithstanding anything to the contrary contained in this Agreement, in the event that either of the Exchange Approvals has not been obtained prior to the time that the termination fee provided for in Section 9.2(b) or 9.2(c) of the Reorganization Agreement becomes payable to the Grantee by Issuer, then this Agreement and the Option granted hereunder shall terminate and shall have no further force or effect.

       (b) An "Initial Triggering Event" shall be deemed to have occurred for purposes of this Agreement if, at any time following the date of this Agreement,
(i) an Acquisition Proposal (as defined in the Reorganization Agreement) with respect to Issuer or any of its Subsidiaries shall have been publicly announced or otherwise become public, or shall have been made to the shareholders of Issuer generally, or (ii) a Newcourt Acquisition Agreement is entered into concurrently with a termination by Issuer of the Reorganization Agreement pursuant to Section 9.1(h) thereof.

      (c) A "Subsequent Triggering Event" shall be deemed to have occurred for purposes of this Agreement if, at any time following the date of this Agreement, Issuer or any of its Subsidiaries enters into a Newcourt Acquisition Agreement or consummates a Newcourt Takeover Proposal (each as defined in the Reorganization Agreement), other than a Newcourt Acquisition Agreement entered into concurrently with a termination of the Reorganization Agreement by Issuer pursuant to Section 9.1(h) thereof.

      (d) Issuer shall notify Grantee promptly in writing of the occurrence of any Initial Triggering Event or Subsequent Triggering Event of which it has notice (together, a "Triggering Event"), it being understood that the giving of such notice by Issuer shall not be a condition to the right of the Holder to exercise the Option.

      (e) In the event the Holder is entitled to and wishes to exercise the Option, it shall send to Issuer a written notice (the date of which being herein referred to as the "Notice Date") specifying (i) the total number of shares it will purchase pursuant to such exercise and (ii) a place and date not earlier than three business days nor later than sixty (60) business days from the Notice Date for the closing of such purchase (the "Closing Date"); provided, however, that if prior notification to or approval of the Federal Reserve Board, the applicable regulatory authority under the Bank Act (Canada) or any other regulatory authority is required in connection with such purchase, the Holder shall promptly file the required notice or application for approval and shall expeditiously process the same and the period of time that otherwise would run pursuant to this sentence shall run instead from the date on which any required notification periods have expired or been terminated or such approvals have been obtained and any requisite waiting period or periods shall have passed. Any exercise of the Option shall be deemed to occur on the Notice Date relating thereto.

       (f) At the closing referred to in subsection (e) of this Section 2, the Holder shall pay to Issuer the aggregate purchase price for the Common Shares purchased pursuant to the exercise of the Option in immediately available funds by wire transfer to a bank account designated by Issuer, provided, however, that failure or refusal of Issuer to designate such a bank account shall not preclude the Holder from exercising the Option.

      (g) At such closing, simultaneously with the delivery of immediately available funds as provided in subsection (f) of this Section 2, Issuer shall deliver to the Holder a certificate or certificates representing the number of Common Shares purchased by the Holder and, if the Option should be exercised in part only, a new Option evidencing the rights of the Holder thereof to purchase the balance of the shares purchasable hereunder, and the Holder shall deliver to Issuer this Agreement and a letter agreeing that the Holder will not offer to sell or otherwise dispose of such shares in violation of applicable law or the provisions of this Agreement.

      (h) Certificates for Common Shares delivered at a closing hereunder may be endorsed with a restrictive legend that shall read substantially as follows:

           "The transfer of the shares represented by this certificate may be subject to certain provisions of a stock option agreement between the registered holder hereof and Issuer and to resale restrictions arising under the Securities Act of 1933, as amended, the Securities Act (Ontario) and other Canadian securities legislation. A copy of such agreement is on file at the principal office of Issuer and will be provided to the holder hereof without charge upon receipt by Issuer of a written request therefor."


                                       2
                                     Annex I

      It is understood and agreed that: (i) the respective references to the resale restrictions of the Securities Act of 1933, as amended (the "1933 Act"), the Securities Act (Ontario) (the "Ontario Act") and other Canadian securities legislation in the above legend shall be removed by delivery of substitute certificate(s) without such reference if the Holder shall have delivered to Issuer a copy of an opinion or opinions of counsel, in form and substance reasonably satisfactory to Issuer, to the effect that such legend is not required for purposes of the 1933 Act, the Ontario Act or any other Canadian securities legislation; (ii) the reference to the provisions to this Agreement in the above legend shall be removed by delivery of substitute certificate(s) without such reference if the shares have been sold or transferred in compliance with the provisions of this Agreement and under circumstances that do not require the retention of such reference; and (iii) the legend shall be removed in its entirety if the conditions in the preceding clauses (i) and (ii) are both satisfied. In addition, such certificates shall bear any other legend as may be required by law.

       (i) Upon the giving by the Holder to Issuer of the written notice of exercise of the Option provided for under subsection (e) of this Section 2 and the tender of the applicable purchase price in immediately available funds, the Holder shall be deemed to be the holder of record of the Common Shares issuable upon such exercise, notwithstanding that the stock transfer books of Issuer shall then be closed or that certificates representing such Common Shares shall not then be actually delivered to the Holder. Issuer shall pay all expenses and any and all federal, provincial, state and local taxes and other charges that may be payable in connection with the preparation, issue and delivery of share certificates under this Section 2 in the name of the Holder or its assignee, transferee or designee.

      3. Issuer agrees: (i) that it shall at all times maintain, free from preemptive rights, sufficient authorized but unissued Common Shares so that the Option may be exercised without additional authorization of Common Shares after giving effect to all other options, warrants, convertible securities and other rights to purchase Common Shares; (ii) that it will not, by amendment to its articles or by-laws or through reorganization, consolidation, amalgamation, plan of arrangement, merger, dissolution or sale of assets, or by any other voluntary act, avoid or seek to avoid the observance or performance of any of the covenants, stipulations or conditions to be observed or performed hereunder by Issuer; (iii) promptly to take all action as may from time to time be required (including, if required, (x) complying with all premerger notification, reporting and waiting period requirements specified in 15 U.S.C. ss.18a and the Competition Act (Canada) and the respective regulations promulgated thereunder and (y) in the event, under any Canadian and/or United States federal, provincial or state banking or other law or regulation prior approval of or notice to the Federal Reserve Board, the applicable regulatory authority under the Bank Act (Canada), the responsible minister under the Investment Canada Act or any other government or regulatory authority is necessary before the Option may be exercised, cooperating fully with the Holder in preparing such applications or notices and providing such information to the Federal Reserve Board, the applicable regulatory authority under the Bank Act (Canada), the responsible minister under the Investment Canada Act or such other federal, provincial or state government or regulatory authority as they may require) in order to permit the Holder to exercise the Option and Issuer duly and effectively to issue Common Shares pursuant hereto; and (iv) promptly to take all action provided herein to protect the rights of the Holder against dilution.

       4. This Agreement (and the Option granted hereby) are exchangeable, without expense, at the option of the Holder, upon presentation and surrender of this Agreement at the principal office of Issuer, for other Agreements providing for Options of different denominations entitling the holder thereof to purchase, on the same terms and subject to the same conditions as are set forth herein, in the aggregate the same number of Common Shares purchasable hereunder. The terms "Agreement" and "Option" as used herein include any Stock Option Agreements and related Options for which this Agreement (and the Option granted hereby) may be exchanged. Upon receipt by Issuer of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Agreement, and (in the case of loss, theft or destruction) of reasonably satisfactory indemnification, and upon surrender and cancellation of this Agreement, if mutilated, Issuer will execute and deliver a new Agreement of like tenor and date. Any such new Agreement executed and delivered shall constitute an additional contractual obligation on the part of Issuer, whether or not the Agreement so lost, stolen, destroyed or mutilated shall at any time be enforceable by anyone.

      5. In addition to the adjustment in the number of Common Shares that are purchasable upon exercise of the Option pursuant to Section 1 of this Agreement, the number of Common Shares purchasable upon the


                                       3
                                     Annex I
exercise of the Option and the Option Price shall be subject to adjustment from time to time as provided in this Section 5. In the event of any change in, or distributions in respect of, the Common Shares by reason of stock dividends, split-ups, mergers, amalgamations, recapitalizations, combinations, subdivisions, consolidations, conversions, exchanges of shares, distributions on or in respect of the Common Shares, or the like, the type and number of Common Shares purchasable upon exercise hereof and the Option Price shall be appropriately adjusted in such manner as shall fully preserve the economic benefits provided hereunder and proper provision shall be made in any agreement or resolution governing any such transaction or event to provide for such proper adjustment and the full satisfaction of the Issuer's obligations hereunder.

       6. Upon the occurrence of a Subsequent Triggering Event that occurs prior to an Exercise Termination Event, Issuer shall, at the request of Grantee (whether on its own behalf or on behalf of any subsequent holder of this Option (or part thereof) or any of the Common Shares issued pursuant hereto) delivered within ninety (90) days of such Subsequent Triggering Event (or such longer period as provided in Section 10), promptly prepare, file and keep current a registration statement under the 1933 Act covering this Option and any Common Shares issued and issuable pursuant to this Option and shall use its reasonable best efforts to cause such registration statement to become effective and remain current in order to permit the sale or other disposition of this Option and any Common Shares issued upon total or partial exercise of this Option ("Option Shares") in accordance with any plan of disposition requested by Grantee. Issuer will use its reasonable best efforts to cause such registration statement first to become effective and then to remain effective for such period not in excess of 180 days from the day such registration statement first becomes effective or such shorter time as may be reasonably necessary to effect such sales or other dispositions. Issuer shall also, if required under the Securities Act (Ontario) and other applicable Canadian provincial securities legislation in connection with a sale by Grantee of Common Shares issued pursuant hereto, file and obtain a receipt for a (final) prospectus from the Ontario Securities Commission and other applicable Canadian securities regulatory authorities. Grantee shall have the right to demand up to two (2) registrations and/or prospectus filings pursuant to this Section 6 (e.g., two registrations and no prospectus filings, two prospectus filings and no registrations or one of each). The foregoing notwithstanding, if, at the time of any request by Grantee for registration of the Option or Option Shares or the filing of a prospectus as provided above, Issuer is in registration or has filed a prospectus with respect to an underwritten public offering of Common Shares, and if in the good faith judgment of the managing underwriter or managing underwriters, or, if none, the sole underwriter or underwriters, of such offering the inclusion of the Holder's Option or Option Shares would interfere with the successful marketing of the Common Shares offered by Issuer, the number of Option Shares otherwise to be covered in the registration statement or prospectus contemplated hereby may be reduced; provided, however, that after any such required reduction the number of Option Shares to be included in such offering for the account of the Holder shall constitute at least 25% of the total number of shares to be sold by the Holder and Issuer in the aggregate; and provided further, however, that if such reduction occurs, then the Issuer shall file a registration statement and/or prospectus for the balance as promptly as practicable and no reduction shall thereafter occur. Each such Holder shall provide all information reasonably requested by Issuer for inclusion in any registration statement and/or prospectus to be filed hereunder. If requested by any such Holder in connection with such registration and/or prospectus offering, Issuer shall become a party to any underwriting agreement relating to the sale of such shares, but only to the extent of obligating itself in respect of representations, warranties, indemnities and other agreements customarily included in secondary offering underwriting agreements for the Issuer. Upon receiving any request under this
Section 6 from any Holder, Issuer agrees to send a copy thereof to any other person known to Issuer to be entitled to registration rights under this Section 6, in each case by promptly mailing the same, postage prepaid, to the address of record of the persons entitled to receive such copies. Notwithstanding anything to the contrary contained herein, in no event shall Issuer be obligated to effect more than two (2) registrations and/or prospectus filings pursuant to this Section 6 by reason of the fact that there shall be more than one Grantee as a result of any assignment or division of this Agreement.
       7. (a) Notwithstanding anything to the contrary contained in this Agreement (but subject to applicable law and the last sentence of Section 2(a) of this Agreement), at or at any time within the 30-day period immediately following such time as the termination fee provided for in Section 9.2(b) or 9.2(c) of the Reorganization Agreement becomes payable to Grantee by Issuer, and prior to any exercise of the Option, upon two business days' prior written notice given by Grantee, Issuer (or any successor thereto pursuant to Section 8 of this Agreement) shall repurchase the Option from the Grantee, in whole but not in part, at a price (the "Option Repurchase Price") equal to (i) $15 million.


                                       4
                                     Annex I

      (b) Grantee may exercise its right to require Issuer to repurchase the Option pursuant to this Section 7 by surrendering for such purpose to Issuer, at its principal office, this Agreement accompanied by a written notice stating that Grantee elects to require Issuer to repurchase this Option in accordance with the provisions of this Section 7. Within two business days after the surrender of the Option and the receipt of such notice relating thereto, Issuer shall deliver or cause to be delivered to Grantee the Option Repurchase Price therefor or the portion thereof that Issuer is not then prohibited under applicable law and regulation from so delivering.

      (c) To the extent that Issuer is prohibited under applicable law or regulation from repurchasing the Option in full, Issuer shall immediately so notify Grantee and thereafter deliver or cause to be delivered, from time to time, to Grantee the portion of the Option Repurchase Price that it is no longer prohibited from delivering, within five business days after the date on which Issuer is no longer so prohibited; provided, however, that if Issuer at any time after delivery of a notice of repurchase pursuant to paragraph (b) of this
Section 7 is prohibited under applicable law or regulation from delivering to Grantee the Option Repurchase Price in full (and Issuer hereby undertakes to use its reasonable best efforts to obtain all required regulatory and legal approvals and to file any required notices as promptly as practicable in order to accomplish such repurchase), Grantee may revoke its notice of repurchase of the Option, either in whole or to the extent of the prohibition, whereupon, in the latter case, Issuer shall promptly (i) deliver to Grantee that portion of the Option Repurchase Price that Issuer is not prohibited from delivering; and
(ii) deliver to Grantee a new Stock Option Agreement evidencing the right of Grantee to purchase that number of Common Shares obtained by multiplying the number of Common Shares for which the surrendered Stock Option Agreement was exercisable at the time of delivery of the notice of repurchase by a fraction, the numerator of which is the Option Repurchase Price less the portion thereof theretofore delivered to Grantee and the denominator of which is the Option Repurchase Price.

       8. (a) In the event that prior to an Exercise Termination Event, Issuer shall enter into an agreement (i) to amalgamate or consolidate with or merge into any person, other than Grantee or one of its Subsidiaries, and in the case of a consolidation or merger shall not be the continuing or surviving corporation of such consolidation or merger, (ii) to permit any person, other than Grantee or one of its Subsidiaries, to amalgamate with or merge into Issuer and Issuer shall be the continuing or surviving corporation, but, in connection with such amalgamation, consolidation or merger, the then outstanding Common Shares shall be changed into or exchanged for shares or other securities of any other person or cash or any other property or the then outstanding Common Shares shall after such amalgamation, consolidation or merger represent less than 50% of the outstanding voting shares and voting share equivalents of the amalgamated or merged company, or (iii) to sell or otherwise transfer all or a substantial portion of its assets to any person, other than Grantee or one of its Subsidiaries, then, and in each such case, the agreement governing such transaction shall make proper provision so that the Option shall, upon the consummation of any such transaction and upon the terms and conditions set forth herein, be converted into, or exchanged for, an option (the "Substitute Option"), at the election of the Holder, of either (x) the Acquiring Corporation (as hereinafter defined) or (y) any person that controls the Acquiring Corporation.

          (b) The following terms have the meanings indicated:

          (1) "Acquiring Corporation" shall mean (i) the continuing or surviving corporation of a consolidation, amalgamation or merger with Issuer (if other than Issuer), (ii) Issuer in a merger in which Issuer is the continuing or surviving person, and (iii) the transferee of all or substantially all of Issuer's assets.

          (2) "Substitute Common Shares" shall mean the common shares issued by the issuer of the Substitute Option upon exercise of the Substitute Option.

           (3) "Assigned Value" shall mean the highest of (i) the price per Common Share at which a tender offer or exchange offer therefor has been made, (ii) the price per Common Share to be paid by any third party pursuant to an agreement with Issuer, (iii) the highest closing price for Common Shares within the six-month period immediately preceding the date of consummation of the transaction contemplated by Section 8(a) hereof, or
     (iv) in the event of a sale of all or a substantial portion of Issuer's assets, the sum of the price paid in such sale for such assets and the current market value of the remaining assets of Issuer as determined by a nationally recognized investment banking firm in Canada selected by Grantee and reasonably acceptable to Issuer, divided by the number of Common Shares of Issuer outstanding at the time of such sale. In determining the Assigned Value, the value of consideration other than cash shall be


                                       5
                                     Annex I
     determined by a nationally recognized investment banking firm in Canada selected by Grantee and reasonably acceptable to Issuer.

          (4) "Average Price" shall mean the average closing price on the TSE of a share of the Substitute Common Shares for the one-year period immediately preceding the amalgamation, consolidation, merger or sale in question, but in no event higher than the closing price of the shares of Substitute Common Shares on the day preceding such amalgamation, consolidation, merger or sale; provided, however, that if Issuer is the issuer of the Substitute Option, the Average Price shall be computed with respect to a common share issued by the person amalgamating with or merging into Issuer or by any company which controls or is controlled by such person, as the Holder may elect.

      (c) The Substitute Option shall have the same terms as the Option, provided, however, that if the terms of the Substitute Option cannot, for legal reasons, be the same as the Option, such terms shall be as similar as possible and in no event less advantageous to the Holder. The issuer of the Substitute Option shall also enter into an agreement with the then Holder or Holders of the Substitute Option in substantially the same form as this Agreement, which shall be applicable to the Substitute Option.

      (d) The Substitute Option shall be exercisable for such number of Substitute Common Shares as is equal to the Assigned Value multiplied by the number of Common Shares for which the Option is then exercisable, divided by the Average Price. The exercise price of the Substitute Option per Substitute Common Share shall then be equal to the Option Price multiplied by a fraction, the numerator of which shall be the number of Common Shares for which the Option is then exercisable and the denominator of which shall be the number of Substitute Common Shares for which the Substitute Option is exercisable.

       (e) In no event, pursuant to any of the foregoing paragraphs, shall the Substitute Option be exercisable for more than 15% of the Substitute Common Shares outstanding prior to exercise of the Substitute Option. In the event that the Substitute Option would be exercisable for more than 15% of the Substitute Common Shares outstanding prior to exercise but for this clause (e), the issuer of the Substitute Option (the "Substitute Option Issuer") shall make a cash payment to Holder equal to the excess of (i) the value of the Substitute Option without giving effect to the limitation in this clause (e) over (ii) the value of the Substitute Option after giving effect to the limitation in this clause
(e). This difference in value shall be determined by a nationally recognized investment banking firm in Canada selected by Grantee and reasonably acceptable to the Acquiring Corporation.

      (f) Issuer shall not enter into any transaction described in subsection
(a) of this Section 8 unless the Acquiring Corporation and any person that controls the Acquiring Corporation assume in writing all the obligations of Issuer hereunder.

      9.  [reserved]

      10. The 30-day or 90-day period for exercise of certain rights under Sections 2, 6, 7 and 14 shall be extended: (i) to the extent necessary to obtain all regulatory approvals for the exercise of such rights, and for the expiration of all statutory waiting periods; and (ii) to the extent necessary to avoid liability under Section 16(b) of the Securities Exchange Act of 1934, as amended, by reason of such exercise.

      11. Issuer hereby represents and warrants to Grantee as follows:

      (a) Issuer has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of Issuer and no other corporate proceedings on the part of Issuer are necessary to authorize this Agreement or to consummate the transactions so contemplated. This Agreement has been duly and validly executed and delivered by Issuer.

      (b) Issuer has taken all necessary corporate action to authorize and reserve and to permit it to issue, and at all times from the date hereof through the termination of this Agreement in accordance with its terms will have reserved for issuance upon the exercise of the Option, that number of Common Shares equal to the maximum number of Common Shares at any time and from time to time issuable hereunder, and all such shares, upon issuance pursuant hereto, will be duly authorized and, subject to the receipt of the Exchange Approvals and compliance with any conditions contained therein, validly issued, fully paid, nonassessable, and will be


                                       6
                                     Annex I
delivered free and clear of all claims, liens, encumbrance and security interests and not subject to any preemptive rights.

      12.Grantee hereby represents and warrants to Issuer that:

       (a) Grantee has full corporate power and authority to enter into this Agreement and, subject to any approvals or consents referred to herein, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of Grantee. This Agreement has been duly and validly executed and delivered by Grantee.

      (b) The Option is not being, and any Common Shares or other securities acquired by Grantee upon exercise of the Option will not be, acquired with a view to the public distribution thereof and will not be transferred or otherwise disposed of except in a transaction registered or exempt from registration under both the Ontario Act and the 1933 Act.

      13. (a) Notwithstanding anything to the contrary contained herein, in no event shall Grantee's Total Profit (as defined below in Section 13(c) hereof) exceed $15 million.

      (b) Notwithstanding anything to the contrary contained herein, the Option may not be exercised for a number of shares as would, as of the date of exercise, result in a Notional Total Profit (as defined below in Section 13(d) hereof) of more than $15 million; provided, however, that nothing in this sentence shall restrict any exercise of the Option permitted hereby on any subsequent date.

      (c) As used herein, the term "Total Profit" shall mean the aggregate amount (before taxes) of the following: (i) any amount received by Grantee pursuant to Issuer's repurchase of the Option (or any portion thereof) pursuant to Section 7 hereof, (ii) (x) the cash amounts received by Grantee pursuant to the arm's-length sale of Option Shares (or any other securities into which such Option Shares shall be converted or exchanged) to any party not affiliated with Grantee, less (y) the aggregate purchase price paid by Grantee with respect to such Option Shares, (iii) any amounts received by Grantee pursuant to the transfer of the Option (or any portion thereof) to any party not affiliated with Grantee, and (iv) any equivalent amounts with respect to the Substitute Option.

      (d) As used herein, the term "Notional Total Profit" with respect to any number of shares as to which Grantee may propose to exercise the Option shall be the Total Profit determined as of the date of such proposed exercise assuming that the Option were exercised on such date for such number of shares and assuming that such shares, together with all other Option Shares held by Grantee and its affiliates as of such date, were sold for cash at the closing market price for the Common Shares on the TSE as of the close of business on the preceding trading day (less customary brokerage commissions).

       14. Neither of the parties hereto may assign any of its rights or obligations under this Agreement or the Option created hereunder to any other person, without the express written consent of the other party, except that in the event a Subsequent Triggering Event shall have occurred prior to an Exercise Termination Event, Grantee, subject to the express provisions hereof and compliance with applicable securities laws, may assign in whole or in part its rights and obligations hereunder within ninety (90) days following such Subsequent Triggering Event (or such longer period as provided in Section 10); provided, however, that until the date 15 days following the later of the dates on which the Federal Reserve Board and the applicable regulatory authority under the Bank Act (Canada) approves an application by Grantee to acquire the Common Shares subject to the Option, Grantee may not assign its rights under the Option except in (i) a widely dispersed public distribution, (ii) a private placement in which no one party acquires the right to purchase in excess of 2% of the voting shares of Issuer, (iii) an assignment to a single party (e.g., a broker or investment banker) for the purpose of conducting a widely dispersed public distribution on Grantee's behalf, or (iv) any other manner approved by the Federal Reserve Board and the applicable regulatory authority under the Bank Act (Canada).

      15. Each of Grantee and Issuer will use its best efforts to make all filings with, and to obtain consents of, all third parties and governmental authorities necessary to the consummation of the transactions contemplated by this Agreement, including without limitation making application to list the Common Shares issuable hereunder on the TSE, the ME and The New York Stock Exchange upon official notice of issuance and applying


                                       7
                                     Annex I
to the Federal Reserve Board and the applicable regulatory authority under the Bank Act (Canada) for approval to acquire the shares issuable hereunder, but Grantee shall not be obligated to apply to any United States state banking authorities for approval to acquire the Common Shares issuable hereunder until such time, if ever, as it deems appropriate to do so.

      16. The parties hereto acknowledge that damages would be an inadequate remedy for a breach of this Agreement by either party hereto and that the obligations of the parties hereto shall be enforceable by either party hereto through injunctive or other equitable relief.

       17. If any term, provision, covenant or restriction contained in this Agreement is held by a court or a U.S. or Canadian federal, state or provincial regulatory agency of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions and covenants and restrictions contained in this Agreement shall remain in full force and effect, and shall in no way be affected, impaired or invalidated. If for any reason such court or regulatory agency determines that the Holder is not permitted to acquire, or Issuer is not permitted to repurchase pursuant to Section 7, the full number of Common Shares provided in Section 1(a) hereof (as adjusted pursuant to Section 1(b) or 5 hereof), it is the express intention of Issuer to allow the Holder to acquire or to require Issuer to repurchase such lesser number of shares as may be permissible, without any amendment or modification hereof.

      18. All notices, requests, claims, demands and other communications hereunder shall be deemed to have been duly given when delivered in person, by cable, telegram, telecopy or telex, or by registered or certified mail (postage prepaid, return receipt requested) at the respective addresses of the parties set forth in the Reorganization Agreement.

      19. This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

      20. This Agreement may be executed in two counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

      21. Except as otherwise expressly provided herein, each of the parties hereto shall bear and pay all costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including fees and expenses of its own financial consultants, investment bankers, accountants and counsel.

      22. Except as otherwise expressly provided herein or in the Reorganization Agreement, this Agreement contains the entire agreement between the parties with respect to the transactions contemplated hereunder and supersedes all prior arrangements or understandings with respect thereof, written or oral. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns. Nothing in this Agreement, expressed or implied, is intended to confer upon any party, other than the parties hereto, and their respective successors and permitted assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided herein.

      23. Capitalized terms used in this Agreement and not defined herein shall have the meanings assigned thereto in the Reorganization Agreement. Unless otherwise explicitly indicated, all references in this Agreement to "dollars," "$" or "US$" are intended to refer to United States dollars.


                                       8
                                     Annex I

       IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf as of the date first above written.


                          NEWCOURT CREDIT GROUP INC.


                          By: /s/ David F. Banks
                             -----------------------------
                             Name:  David F. Banks
                             Title:  Chairman


                          By: /s/ David D. McKerroll
                             -----------------------------
                             Name:  David D. McKerroll
                             Title:  President, Corporation Finance





                           THE CIT GROUP, INC.


                           By: /s/ Albert R. Gamper
                              -----------------------------
                              Name:  Albert R. Gamper
                              Title: President and Chief Executive Officer

                                     ANNEX J

                      AMENDED AND RESTATED VOTING AGREEMENT

      THIS AMENDED AND RESTATED VOTING AGREEMENT (this "Agreement"), amended and restated as of August 5, 1999, by and among The Dai-Ichi Kangyo Bank, Limited a Japanese banking corporation (the "Stockholder"), Newcourt Credit Group Inc., an Ontario corporation ("Newcourt"), and The CIT Group, Inc., a Delaware corporation (the "Company").

                              W I T N E S S E T H:

      WHEREAS, Newcourt and the Company propose to enter into an Amended and Restated Agreement and Plan of Reorganization, amended and restated as of the date hereof (as the same may be amended or supplemented, the "Reorganization Agreement"), providing that the Company shall combine with Newcourt pursuant to a Plan of Arrangement (the "Arrangement"), upon the terms and subject to the conditions set forth in the Reorganization Agreement; and

      WHEREAS, capitalized terms used but not defined herein shall have the meanings set forth in the Reorganization Agreement; and

      WHEREAS, the Stockholder owns of record and possesses legal title to 71,000,000 shares of Class A Common Stock, par value $0.01 per share ("Company Common Stock"), of the Company (the "Subject Shares"); and

      WHEREAS, the transactions contemplated by the Reorganization Agreement may constitute a "Covered Activity" for purposes of the Regulatory Compliance Agreement dated as of November 18, 1997 by and between Stockholder and the Company (the "Regulatory Compliance Agreement"); and

      WHEREAS, as an inducement to Newcourt to enter into the Reorganization Agreement, Newcourt has required that the Stockholder enter into this Agreement; and

      WHEREAS, Newcourt is prepared to execute the Reorganization Agreement and tender it to the Company for execution by the Company upon receipt of this Agreement duly executed by the Stockholder.

      NOW, THEREFORE, to induce Newcourt to enter into, and in consideration of its entering into, the Reorganization Agreement, and in consideration of the premises and the representations, warranties and agreements contained herein and therein, the parties, intending to be legally bound hereby, agree as follows:

      1. Representations and Warranties of the Stockholder. The Stockholder hereby represents and warrants to Newcourt as of the date hereof as follows:

      (a) Authority; No Violation. The Stockholder has full corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement and the performance by the Stockholder of its obligations hereunder have been duly and validly approved by all requisite corporate action on the part of the Stockholder and no other corporate proceedings on the part of the Stockholder are necessary to approve this Agreement and to perform its obligations hereunder. This Agreement has been duly and validly executed and delivered by the Stockholder and (assuming due authorization, execution and delivery by Newcourt) constitutes a valid and binding obligation of the Stockholder, enforceable against the Stockholder in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to the enforcement of creditors' rights generally and (ii) is subject to general principles of equity and the discretion of the court before which any proceedings seeking injunctive relief or specific performance may be brought. Neither the execution and delivery of this Agreement by the Stockholder, nor the consummation by the Stockholder of the transactions contemplated hereby, nor compliance by the Stockholder with any of the terms or provisions hereof, will
(x) violate any provision of the governing documents of the Stockholder or the certificate of incorporation, by-laws or similar governing documents of any of the Stockholder's Subsidiaries, (y) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to the Stockholder or any of the Stockholder's Subsidiaries, or any of their respective properties or assets, or (z) violate, conflict with or


                                       1
                                    Annex J
result in a breach of any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which the Stockholder or any of the Stockholder's Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected.

      (b) The Subject Shares. The Stockholder is the beneficial owner of and has the sole right to vote and dispose of the Subject Shares, free and clear of any Encumbrances whatsoever. None of the Subject Shares is subject to any voting trust or other agreement, arrangement or restriction, except as contemplated by this Agreement.

      (c) Certain Transactions Involving Company Common Stock. Since January 1, 1999, the Stockholder has not purchased, received, accepted as collateral, sold, transferred, hypothecated, pledged, or exchanged any shares of Company Common Stock, or any options, warrants, or rights to purchase or sell shares of Company Common Stock, and has not entered into any agreement to do any of the foregoing.

      (d) Regulatory Agreements With Respect to the Company. The Regulatory Compliance Agreement has not been amended or modified in any manner since November 18, 1997, and the Stockholder is neither a party to nor bound by any other agreement, arrangement or understanding that amends or modifies the Regulatory Compliance Agreement or that covers or relates to the matters covered by the Regulatory Compliance Agreement, other than the letter dated April 29, 1999 from Ernest Stein to the Stockholder previously furnished to Newcourt.

      2. Representations and Warranties of Newcourt. Newcourt hereby represents and warrants to the Stockholder that Newcourt has full corporate power and authority to execute and deliver this Agreement. The execution and delivery of this Agreement have been duly and validly approved by the Board of Directors of Newcourt and no other corporate proceedings on the part of Newcourt are necessary to approve this Agreement. This Agreement has been duly and validly executed and delivered by Newcourt and (assuming due authorization, execution and delivery by the Stockholder) constitutes a valid and binding obligation of Newcourt, enforceable against Newcourt in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to the enforcement of creditors' rights generally and (ii) is subject to general principles of equity and the discretion of the court before which any proceedings seeking injunctive relief or specific performance may be brought. Neither the execution and delivery of this Agreement by Newcourt nor the consummation by Newcourt of the transactions contemplated hereby, nor compliance by Newcourt with any of the terms or provisions hereof, will (x) violate any provision of the governing documents of Newcourt or the certificate of incorporation, bylaws or similar governing documents of any of Newcourt's Subsidiaries, (y) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Newcourt or any of Newcourt's Subsidiaries, or any of their respective properties or assets, or (z) violate, conflict with or result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Encumbrance upon any of the respective properties or assets of Newcourt or any of Newcourt's Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Newcourt or any of Newcourt's Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected.

      3. Covenants of the Stockholder as to Voting. Subject to Newcourt's compliance with the terms of this Agreement, Newcourt's compliance with Section 8.4(c) of the Reorganization Agreement, the absence, at the time of any vote contemplated by clause (a) or clause (b) below, of the imposition by any of the Governmental Entities identified in Section 8.4(a) or 8.4(b) of any condition or requirement of the type specified in Section 8.4(a) or 8.4(b) or of the issuance of an order denying approval by any of such Governmental Entities, and subject to the continuing recommendation by the Company's Board of Directors of the transactions contemplated by the Reorganization Agreement (it being understood and agreed that the disclosure of facts relating to the business, financial condition, results of operations or prospects of Newcourt or the Company shall not be deemed to constitute a modification or withdrawal of such recommendation), and until the termination of this Section 3 in accordance with
Section 10, the Stockholder agrees as follows:


                                       2
                                    Annex J

      (a) Vote for the Company Approval Matters. At any duly noticed meeting of stockholders of the Company called to vote upon the CIT Shareholder Matters, or at any adjournment or postponement of such meeting or in any other circumstances upon which a vote, consent or other approval (including by written consent) with respect to the CIT Shareholder Matters is sought, the Stockholder shall vote (or cause to be voted), or execute a written consent in respect of, the Subject Shares in favor of the CIT Shareholder Matters.

      (b) Vote Against Alternative Proposals. At any duly noticed meeting of stockholders of the Company or at any adjournment or postponement thereof or in any other circumstances upon which the vote, consent or other approval of the Company's stockholders is sought, the Stockholder shall be present (in person or by proxy) and shall vote (or cause to be voted) the Subject Shares against any amendment of the Company's certificate of incorporation or bylaws or other proposal or transaction involving the Company or any of its Subsidiaries, which amendment or other proposal or transaction would in any manner impede, frustrate, prevent, delay or nullify the Reorganization Agreement or any of the other transactions contemplated by the Reorganization Agreement or change in any manner the voting rights of any outstanding class of capital stock of the Company. The Stockholder further agrees not to commit or agree to take any action inconsistent with the foregoing.

      4. Representation as to Proxies. The Stockholder represents that any proxies heretofore given in respect of the Subject Shares are not irrevocable, and that any such proxies are hereby revoked.

      5. Further Assurances. The Stockholder will, from time to time, execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as either the Company or Newcourt may reasonably request for the purpose of effectively carrying out the transactions contemplated by this Agreement.

      6. Regulatory Approvals.

       (a) Preparation and Filing of Applications. The Stockholder shall promptly prepare and file all necessary applications, notices, petitions and filings (together with any supplemental information required to update any of the foregoing to reflect the transactions contemplated by the Reorganization Agreement) required by the Stockholder in order to obtain all permits, consents, approvals and authorizations of all third parties and Governmental Entities which are necessary to consummate the transactions contemplated by the Reorganization Agreement (including the Arrangement) (collectively, the "Applications"). DKB shall use its reasonable efforts to prepare and file any and all of the foregoing not later than 10 days after the date of this Agreement. The Applications shall include all of the information that is responsive to the requirements thereof. The Stockholder shall use its reasonable efforts to obtain as promptly as practicable all such permits, consents, approvals and authorizations from Governmental Entities; provided, however, that the Stockholder shall not be required to take any action pursuant to the foregoing if and to the extent that the taking of such action: (i) would result in or from the failure of the conditions set forth in Section 8.4 of the Reorganization Agreement to be satisfied; (ii) would involve the Stockholder providing, other than to the Governmental Entities covered by Section 8.4 of the Reorganization Agreement, information in addition to the information that is required by the second sentence of this Section to any Governmental Entity that it had not previously provided to such Governmental Entity; or (iii) would require the Stockholder or any of its Subsidiaries (other than the Company, Newcourt or any of their respective Subsidiaries) to (A) refrain from engaging in or expanding any business, (B) terminate or reduce any of its business or operations, or (C) modify the manner in which any of its businesses or operations is or could be conducted; provided that the foregoing shall not impose any obligations on the Stockholder with respect to the approvals covered by Sections 8.4(a) and (b) of the Reorganization Agreement except as set forth therein. Newcourt shall have the right to review in advance, and to the extent practicable each party will consult the other on, in each case subject to applicable laws relating to the exchange of information, all the information relating to Newcourt and any of its Subsidiaries which appears in any filing made with, or written materials submitted to, any third party or any Governmental Entity by the Stockholder in connection with the transactions contemplated by the Reorganization Agreement. In exercising the foregoing right, each of the parties hereto shall act reasonably and as promptly as practicable. Subject to the foregoing, Newcourt shall, upon the Stockholder's request and subject to applicable laws and regulations relating to the exchange of information, furnish the Stockholder with all information concerning itself and its Subsidiaries, directors, officers and stockholders as shall be reasonably necessary in connection with any such filing, notice, petition or application made by or on behalf of the Stockholder to or with any Governmental Entity in connection with the transactions


                                       3
                                    Annex J
contemplated by the Reorganization Agreement, provided, however, that Newcourt shall not be required to provide any such information where to do so would violate or prejudice the rights of its customers, jeopardize any attorney-client privilege or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement. Promptly upon the reasonable request of the Stockholder, Newcourt will provide, and will use its reasonable efforts to cause each other Co-Venturer (and the ultimate parent entity thereof) in a Joint Venture to provide promptly, to the Stockholder, to the extent reasonably available to Newcourt or such other party, the information required in order to respond to any questions asked by the Federal Reserve Board regarding any Co-Venturer or any joint venture.

      (b) Provision of Information. The Stockholder shall, upon request and subject to applicable laws and regulations relating to the exchange of information, furnish Newcourt and the Company with all information concerning the Stockholder, its Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Circular, the Registration Statement or any other statement, filing, notice or application made by or on behalf of Newcourt, the Company or any of their respective Subsidiaries to any Governmental Entity in connection with the Arrangement and the other transactions contemplated by Reorganization Agreement, provided, however, that the Stockholder shall not be required to provide any such information (i) where to do so would violate or prejudice the rights of its customers, jeopardize any attorney-client privilege or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement or (ii) where such information is not disclosed other than to a Governmental Entity.

      (c) Communications. The Stockholder shall (x) keep Newcourt reasonably apprised of the status of matters relating to receipt of the consents and approvals contemplated by this Section 6, (y) promptly advise Newcourt upon receiving any communication from any Governmental Entity whose consent or approval is required for consummation of the transactions contemplated by the Reorganization Agreement, which communication causes the Stockholder to believe that any such consent or approval (i) will not be obtained, (ii) will be materially delayed, or (iii) will contain any term, condition or restriction which would cause the condition contained in Section 8.4 of the Reorganization Agreement to fail to be satisfied, and (z) promptly apprise Newcourt of any material developments with respect to the foregoing.

      (d) Newcourt Information. Newcourt shall, upon Stockholder's request and subject to applicable laws and regulations relating to the exchange of information, furnish the Stockholder with all information concerning itself and its Subsidiaries, directors, officers and stockholders as shall be reasonably necessary in order to enable the Stockholder to obtain any such consent, authorization, order or approval of any such Governmental Entity in connection with the transactions contemplated by the Reorganization Agreement, provided, however, that Newcourt shall not be required to provide any such information where to do so would violate or prejudice the rights of its customers, jeopardize any attorney-client privilege or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement.

      (e) Confidentiality. All information furnished by either party to the other party pursuant to this Section 6 shall be treated as the sole property of the delivering party and, if the Arrangement and the other transactions contemplated by the Reorganization Agreement shall not occur or if the delivering party shall so request, the receiving party shall, within five (5) business days, return to the delivering party all of such written information and all documents, notes, summaries or other materials containing, reflecting or referring to, or derived from, such information. The receiving party shall, and shall cause its representatives to, keep confidential all such information, shall not directly or indirectly use such information for any competitive or other commercial purpose, and shall use its reasonable best efforts to assure that any Governmental Entity to whom such information is furnished will accord all such information confidential treatment. The parties' respective obligations to keep such information confidential shall continue for ten years from the date the Reorganization Agreement is terminated and shall not apply to (i) any information which (x) was already in the receiving party's possession prior to the disclosure thereof by the delivering party; (y) was then generally known to the public; or (z) was disclosed to the receiving party by a third party not known by the receiving party to be bound by an obligation of confidentiality or
(ii) disclosures made as required by law. It is further agreed that, if in the absence of a protective order or the receipt of a waiver hereunder the receiving party is nonetheless compelled to disclose information concerning the delivering party to any tribunal or Governmental Entity or else stand liable for contempt or suffer other censure or penalty, the receiving party may, subject to its provision of prior notice to the delivering party and its cooperation with the delivering party with respect to the content, nature and


                                       4
                                    Annex J
timing of the disclosure, disclose such information to such tribunal or Governmental Entity without liability hereunder.

      7. Approval Under Regulatory Compliance Agreement. The Stockholder hereby approves, subject to the satisfaction of the conditions set forth in Section 8.4 of the Reorganization Agreement, for purposes of the Regulatory Compliance Agreement, the transactions contemplated by the Reorganization Agreement.

      8. Assignment; No Third Party Beneficiaries. Except as provided herein, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Except as otherwise expressly provided herein, this Agreement (including the documents and instruments referred to herein) is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

      9. Transfer of Subject Shares. Except as contemplated by this Agreement, and subject to Section 10 hereof, the Stockholder agrees not to (i) transfer, sell, pledge, assign or otherwise dispose of (including by gift) (collectively, "Transfer"), or enter into any contract, option or other arrangement (including any profit sharing arrangement) with respect to the Transfer of, any of the Subject Shares to any person other than pursuant to the terms of this Agreement, or (ii) enter into any voting arrangement, whether by proxy, power-of-attorney, voting agreement, voting trust or otherwise in connection, directly or indirectly, with respect to such Subject Shares.

      10. Termination. This Agreement (other than Sections 6(e), 8, 10, 11, 12, 14 and 15) shall terminate upon the earlier of (x) the termination of the Reorganization Agreement in accordance with Section 9.1 thereof and (y) the Effective Time. The provisions of Sections 6(e), 8, 10, 11, 12, 14 and 15 shall survive any such termination indefinitely or as otherwise set forth in such Sections.

      11. Board Representation. From and after the Effective Time and for so long as the Stockholder's Voting Percentage (as defined below) is greater than or equal to 10%, the Company, through its Board of Directors or any nominating committee thereof, shall nominate and solicit proxies for the election of two persons selected by the Stockholder for election to the Board of Directors of the Company at the Company's annual meeting of stockholders. From and after such time as the Stockholder's Voting Percentage shall be reduced below 10%, and for so long (if ever) as the Stockholder's Voting Percentage remains at or above 3%, the Company, through its Board of Directors or any nominating committee thereof, shall nominate and solicit proxies for the election of one person selected by the Stockholder for election to the Board of Directors of the Company at the Company's annual meeting of stockholders. From and after such time as the Stockholder's Voting Percentage drops below 3%, the Stockholder shall have no further rights under this Section 11. "Voting Percentage" means, as of a particular date, a quotient, expressed as a percentage, equal to (i) the total number of votes represented by the shares of capital stock of the Company beneficially owned by the Stockholder as of such date (which for these purposes shall include that number of votes which the Stockholder shall be entitled to direct through ownership of Exchangeable Shares as of such date), divided by
(ii) the total number of votes represented by the shares of capital stock of the Company outstanding as of such date (including the Special Voting Share).

      12. General Provisions.

      (a) Amendments. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

      (b) Notice. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (which is confirmed) or sent by overnight courier (providing proof of delivery) to Newcourt in accordance with the notification provision contained in the Reorganization Agreement and to the Stockholder at its address set forth on the books of the Company (or at such other address for a party as shall be specified by like notice).

      (c) Interpretation. When a reference is made in this Agreement to a Section, such reference shall be to a Section to this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Wherever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation." The phrases "the date of this Agreement", "the date hereof" and terms of similar import, unless the context otherwise requires, shall be deemed to refer to August 5, 1999.


                                       5
                                    Annex J

      (d) Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

      (e) Entire Agreement. This Agreement (including the documents and the instruments referred to herein or delivered in connection herewith) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

      (f) Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof or of any other jurisdiction.

      (g) Severability. If any term, provision, covenant or restriction herein, or the application thereof to any circumstance, shall, to any extent, be held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions herein and the application thereof to any other circumstances, shall remain in full force and effect, shall not in any way be affected, impaired or invalidated, and shall be enforced to the fullest extent permitted by law, and the parties hereto shall reasonably negotiate in good faith a substitute term or provision that comes as close as possible to the invalidated and unenforceable term or provision, and that puts each party in a position as nearly comparable as possible to the position each such party would have been in but for the finding of invalidity or unenforceability, while remaining valid and enforceable.

      (h) Waiver. Any provisions of this Agreement may be waived at any time by the party that is entitled to the benefits thereof. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

      (i) Publicity. Except as otherwise required by law or the rules of the Montreal Exchange, the TSE, the NYSE or the Tokyo Stock Exchange, so long as this Agreement is in effect, none of the Stockholder, the Company or Newcourt shall, or shall permit any of its Subsidiaries to, issue or cause the publication of any press release or other public announcement with respect to, or otherwise make any public statement concerning, the status of the regulatory approvals with respect to the transactions contemplated by this Agreement or the Reorganization Agreement without prior consultation with the other parties hereto.

      13. Stockholder Representative. The Stockholder signs solely in its capacity as the beneficial owner of the Subject Shares and nothing contained herein shall limit or affect any actions taken by any officer, director, partner, affiliate or representative of the Stockholder who is or becomes an officer or a director of the Company in his or her capacity as an officer or director of the Company and none of such actions in such capacity shall be deemed to constitute a breach of this Agreement; provided, however, that nothing contained herein shall be deemed to relieve the Company from its obligations under the Reorganization Agreement.

      14. Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the United States District Court for the Southern District of New York, this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties hereto (a) consents to submit such party to the personal jurisdiction of the United States District Court for the Southern District of New York in the event any dispute arises out of this Agreement or any of the transactions contemplated hereby, (b) agrees that such party will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that such party will not bring any action relating to this Agreement or the transactions contemplated hereby in any court other than the United States District Court for the Southern District of New York, (d) waives any right to trial by jury with respect to any claim or proceeding related to or arising out of this Agreement or any of the transactions contemplated hereby, and (e) appoints Da-Ichi Kangyo Trust Company of New York as such party's agent for service of process in the State of New York in connection with any action to enforce this Agreement.


                                       6
                                    Annex J

      15. Release. For good and valuable consideration, receipt whereof is hereby acknowledged, the Stockholder, on behalf of itself and its affiliated companies (other than CIT and its Subsidiaries), subsidiaries, predecessors, successors and assigns (collectively, the "Releasors"), hereby irrevocably, fully and unconditionally releases and forever discharges Newcourt and its affiliated companies, subsidiaries, predecessors, successors, assigns, and all of its past and present employees, officers, directors, trustees, partners, shareholders, agents, attorneys and representatives (collectively, "Newcourt Representatives"), including, without limitation the Newcourt Representatives listed on Exhibit A hereto, each of whom is a third party beneficiary of this
Section 15 of this Agreement from all actions, causes of actions, suits, debts, claims, liabilities, obligations, promises, covenants, agreements, contracts, and judgments, of any kind or nature whatsoever, known or unknown, either at law or at equity, which the Releasors ever have, now have, or hereafter can, shall or may have for, upon, or by reason of any matter, cause or thing whatsoever, arising from the beginning of the world to the day of the date of this Agreement ("Claims") relating to (i) the financial results and public disclosures of Newcourt, (ii) the Agreement and Plan of Reorganization, dated as of March 7, 1999, between the Company and Newcourt, including without limitation, all oral and written communications of any kind whatsoever referring or relating thereto or to the matters contemplated thereby and all oral and written communications made during the due diligence process and negotiations relating thereto and the decisions of the parties thereto not to proceed thereunder and/or (iii) any oral or written statements by Newcourt or any of the Newcourt Representatives of any kind whatsoever referring or relating to the matters set forth in clauses (i) or
(ii).

      IN WITNESS WHEREOF, this Agreement has been executed and delivered as of the date first written above.

                                NEWCOURT CREDIT GROUP INC.

                                By:  /s/  David F. Banks
                                    --------------------------------------------
                                    Name: David F. Banks
                                    Title: Chairman

                                By:  /s/  David D. McKerroll
                                    --------------------------------------------
                                    Name:  David D. McKerroll
                                    Title:  President, Corporate Finance


                                THE DAI-ICHI KANGYO BANK, LIMITED

                                By:  /s/  Keiji Torii
                                    --------------------------------------------
                                    Name:  Keiji Torii
                                    Title:  Director and General Manager


                                THE CIT GROUP, INC.

                                By:  /s/  Albert R. Gamper
                                    --------------------------------------------
                                    Name: Albert R. Gamper
                                    Title: President and Chief Executive Officer



                                       7
                                     Annex J

                                VOTING AGREEMENT

      THIS VOTING AGREEMENT (this "Agreement") is entered into as of September 15, 1999, by and among Hercules Holdings (UK) Limited, an English company (the "Stockholder"), Hercules Holdings (Cayman) Limited, a Cayman Islands company ("Hercules Cayman") and The CIT Group, Inc., a Delaware corporation ("CIT").

                              W I T N E S S E T H:

      WHEREAS, CIT and Newcourt Credit Group Inc., an Ontario corporation (the "Company"), have entered into an Amended and Restated Agreement and Plan of Reorganization, dated as of August 5, 1999 (as the same may be amended or supplemented, the "Reorganization Agreement"), providing that CIT shall combine with the Company pursuant to a Plan of Arrangement (the "Arrangement"), upon the terms and subject to the conditions set forth in the Reorganization Agreement; and

      WHEREAS, capitalized terms used but not defined herein shall have the meanings set forth in the Reorganization Agreement; and

      WHEREAS, Hercules Cayman and CIT entered into an Amended and Restated Voting Agreement concurrently with the execution of the Reorganization Agreement (the "Existing Voting Agreement"); and

      WHEREAS, concurrently with the execution of this Agreement, Hercules Cayman is transferring to the Stockholder all of its right, title and interest in and to 17,633,857 common shares, without par value ("Company Common Shares"), of the Company (the "Subject Shares") which are subject to the terms of the Existing Voting Agreement; and

      WHEREAS, in consideration of CIT's termination of the Existing Voting Agreement, the Stockholder is entering into this Agreement.

      NOW, THEREFORE, in consideration of the premises and the representations, warranties and agreements contained herein, the parties, intending to be legally bound hereby, agree as follows:

      1. Representations and Warranties of the Stockholder. The Stockholder hereby represents and warrants to CIT as of the date hereof as follows:

      (a) Authority; No Violation. The Stockholder has full corporate power and authority to execute and deliver this Agreement and subject only to being registered as the holder of the Subject Shares following the transfer of the same to the Stockholders by Hercules Cayman to perform its obligations hereunder. The execution and delivery of this Agreement and the performance of its obligations hereunder have been duly and validly approved by the Board of Directors of the Stockholder and no other corporate proceedings on the part of the Stockholder are necessary to approve this Agreement and to perform its obligations hereunder. This Agreement has been duly and validly executed and delivered by the Stockholder and (assuming due authorization, execution and delivery by CIT) constitutes a valid and binding obligation of the Stockholder, enforceable against the Stockholder in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to the enforcement of creditors' rights generally and (ii) is subject to general principles of equity and the discretion of the court before which any proceedings seeking injunctive relief or specific performance may be brought. Neither the execution and delivery of this Agreement by the Stockholder, nor the consummation by the Stockholder of the transactions contemplated hereby, nor compliance by the Stockholder with any of the terms or provisions hereof, will (x) violate any provision of the governing documents of the Stockholder or the certificate of incorporation, by-laws or similar governing documents of any of the Stockholder's Subsidiaries, (y) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to the Stockholder or any of the Stockholder's Subsidiaries, or any of their respective properties or assets, or (z) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Encumbrance upon any of the respective properties or assets of the Stockholder or any of the Stockholder's Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease,


                                       1
                                Voting Agreement
agreement or other instrument or obligation to which the Stockholder or any of the Stockholder's Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected.

      (b) The Subject Shares. The Stockholder is the beneficial owner of and subject only to being registered as the holder of the Subject Shares following the transfer of the same to the Stockholder by Hercules Cayman has the sole right to vote and dispose of the Subject Shares, free and clear of any Encumbrances whatsoever, except for any Encumbrances which arise hereunder or under the Amended and Restated Shareholders' Agreement, dated as of November 17, 1997, among the Hercules Cayman, The Mutual Life Assurance Company of Canada ("Mutual"), Canadian Imperial Bank of Commerce ("CIBC"), Cameron Capital Corporation, A&A Capital Limited and M&S Capital Limited (the "Shareholders' Agreement"). None of the Subject Shares is subject to any voting trust or other agreement, arrangement or restriction, except as contemplated by this Agreement and the Shareholders' Agreement.

      (c) Certain Transactions Involving Company Common Shares. The Stockholder has not purchased, received, accepted as collateral, sold, transferred, hypothecated, pledged, or exchanged any Company Common Shares, or any options, warrants, or rights to purchase or sell Company Common Shares, and has not entered into any agreement to do any of the foregoing.

      2. Representations and Warranties of CIT. CIT hereby represents and warrants to the Stockholder that CIT has full corporate power and authority to execute and deliver this Agreement. The execution and delivery of this Agreement have been duly and validly approved by the Board of Directors of CIT and no other corporate proceedings on the part of CIT are necessary to approve this Agreement. This Agreement has been duly and validly executed and delivered by CIT and (assuming due authorization, execution and delivery by the Stockholder) constitutes a valid and binding obligation of CIT, enforceable against CIT in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to the enforcement of creditors' rights generally and (ii) is subject to general principles of equity and the discretion of the court before which any proceedings seeking injunctive relief or specific performance may be brought. Neither the execution and delivery of this Agreement by CIT nor the consummation by CIT of the transactions contemplated hereby, nor compliance by CIT with any of the terms or provisions hereof, will (x) violate any provision of the governing documents of CIT or the certificate of incorporation, by-laws or similar governing documents of any of CIT's Subsidiaries, (y) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to CIT or any of CIT's Subsidiaries, or any of their respective properties or assets, or (z) violate, conflict with or result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Encumbrance upon any of the respective properties or assets of CIT or any of CIT's Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which CIT or any of CIT's Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected.

      3. Covenants of the Stockholder as to Voting. Until the termination of this Section 3 in accordance with Section 8 and so long as the Reorganization Agreement shall not have been amended to (i) change the terms thereof relating to the determination of the Exchange Ratio, (ii) alter the form of consideration payable to the stockholders of the Company or (iii) otherwise materially alter its commercial terms in a manner adverse to the Stockholder without the consent of the Stockholder, the Stockholder agrees as follows:

      (a) Vote for the Company Approval Matters. At any duly noticed meeting of shareholders of the Company called to vote upon the approval and adoption of the Reorganization Agreement, the Plan of Arrangement and the consummation of the transactions contemplated thereby (collectively, the "Company Approval Matters"), or at any adjournment or postponement of such meeting or in any other circumstances upon which a vote, consent or other approval (including written consent) with respect to the Company Approval Matters is sought, the Stockholder shall vote (or cause to be voted), or execute a written consent in respect of, the Subject Shares in favor of the Company Approval Matters.

      (b) Vote Against Alternative Proposals. At any duly noticed meeting of shareholders of the Company or at any adjournment or postponement thereof or in any other circumstances upon which the vote, consent or other


                                       2
                                Voting Agreement
approval of the Company's shareholders is sought, the Stockholder shall be present (in person or by proxy) and shall vote (or cause to be voted) the Subject Shares against any amendment of the Company's articles of incorporation or by-laws or other proposal or transaction involving the Company or any of its Subsidiaries, which amendment or other proposal or transaction would in any manner impede, frustrate, prevent, delay or nullify the Reorganization Agreement or any of the other transactions contemplated by the Reorganization Agreement or change in any manner the voting rights of any outstanding class of capital stock of the Company, provided that the Stockholder shall vote the Subject Shares in favor of any of the foregoing to the extent that any such business shall have been approved or recommended by the Board of Directors of the Company in a manner consistent with its obligations under the Reorganization Agreement. The Stockholder further agrees not to commit or agree to take any action inconsistent with the foregoing.

      4. Representation as to Proxies. The Stockholder represents that any proxies heretofore given in respect of the Subject Shares are not irrevocable, and that any such proxies are hereby revoked.

      5. Further Assurances. The Stockholder will, from time to time, execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as CIT may reasonably request for the purpose of effectively carrying out the transactions contemplated by this Agreement.

      6. Assignment; No Third Party Beneficiaries. Except as provided herein, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Except as otherwise expressly provided herein, this Agreement (including the documents and instruments referred to herein) is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

      7. Transfer of Subject Shares. Except pursuant to this Agreement, the Stockholder agrees not to (i) transfer, sell, pledge, assign or otherwise dispose of (including by gift) (collectively, "Transfer"), or enter into any contract, option or other arrangement (including any profit sharing arrangement) with respect to the Transfer of, any of the Subject Shares to any person other than pursuant to the terms of this Agreement, or (ii) enter into any voting arrangement, whether by proxy, power-of-attorney, voting agreement, voting trust or otherwise in connection, directly or indirectly, with respect to such Subject Shares.

      8. Termination. This Agreement (other than this Section 8 and Sections 6, 9, 10, 11, 12 and 13) shall terminate upon the earlier of (x) the termination of the Reorganization Agreement in accordance with Section 9.1 thereof (including delivery by the Company of a notice of termination pursuant to Section 9.1(h) of the Reorganization Agreement) and (y) the Effective Time. The provisions of this
Section 8 and Sections 6, 9, 10, 11, 12 and 13 shall survive any such termination indefinitely or as otherwise set forth in such Sections.

      9. Board Representation. From and after the Effective Time and for so long as the Stockholder's Voting Percentage (as defined below) is greater than or equal to 3%, CIT, through its Board of Directors or any nominating committee thereof, shall nominate and solicit proxies for the election of one (1) person selected by the Stockholder for election to the Board of Directors of CIT at CIT's annual meeting of stockholders. From and after such time as the Stockholder's Voting Percentage drops below 3%, the Stockholder shall have no further rights under this Section 9. "Voting Percentage" means, as of a particular date, a quotient, expressed as a percentage, equal to (i) the total number of votes represented by the shares of capital stock of CIT beneficially owned by the Stockholder as of such date (which for these purposes shall include that number of votes which the Stockholder shall be entitled to direct through ownership of Exchangeable Shares as of such date), divided by (ii) the total number of votes represented by the shares of capital stock of CIT outstanding as of such date (including the Special Voting Share).

      10. Termination of Agreements. (a) The Stockholder and the Company acknowledge that upon consummation of the Arrangement and the other transactions contemplated by the Reorganization Agreement, each of the Amended and Restated Investment Agreement, dated as of November 17, 1997, among the Company, Mutual, CIBC and Hercules Cayman (the "Investment Agreement"), and the Registration Rights Agreement, dated as of November 17, 1997, between the Company and the Stockholder (the "Registration Rights Agreement") shall terminate, and the Stockholder shall have no further rights under either the Investment Agreement or the Registration Rights Agreement at and after the Effective Time.


                                       3
                                Voting Agreement

      (b) CIT and Hercules Cayman hereby agree that upon registration of the transfer of the Subject Shares from Hercules Cayman to the Stockholder, the Existing Voting Agreement shall terminate and be of no further force or effect, and neither CIT nor Hercules Cayman shall have any further rights or obligations thereunder. CIT hereby irrevocably and unconditionally consents to such transfer of the Subject Shares to the Stockholder.

      11. General Provisions.

      (a) Amendments. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

      (b) Notice. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (which is confirmed) or sent by overnight courier (providing proof of delivery) to CIT in accordance with the notification provision contained in the Reorganization Agreement and to the Stockholder at its address set forth on the books of the Company (or at such other address for a party as shall be specified by like notice).

      (c) Interpretation. When a reference is made in this Agreement to a Section, such reference shall be to a Section to this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Wherever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation." The phrases "the date of this Agreement," "the date hereof" and terms of similar import, unless the context otherwise requires, shall be deemed to refer to September 15, 1999.

      (d) Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

      (e) Entire Agreement. This Agreement (including the documents and the instruments referred to herein) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

      (f) Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the Province of Ontario regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof or of any other jurisdiction.

      (g) Severability. If any term, provision, covenant or restriction herein, or the application thereof to any circumstance, shall, to any extent, be held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions herein and the application thereof to any other circumstances, shall remain in full force and effect, shall not in any way be affected, impaired or invalidated, and shall be enforced to the fullest extent permitted by law, and the parties hereto shall reasonably negotiate in good faith a substitute term or provision that comes as close as possible to the invalidated and unenforceable term or provision, and that puts each party in a position as nearly comparable as possible to the position each such party would have been in but for the finding of invalidity or unenforceability, while remaining valid and enforceable.

      (h) Waiver. Any provisions of this Agreement may be waived at any time by the party that is entitled to the benefits thereof. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

      12. Stockholder Representative. The Stockholder signs solely in its capacity as the beneficial owner of the Subject Shares and nothing contained herein shall limit or affect any actions taken by any officer, director, partner, affiliate or representative of the Stockholder who is or becomes an officer or a director of the Company in his or her capacity as an officer or director of the Company and none of such actions in such capacity shall be deemed to constitute a breach of this Agreement; provided, however, that nothing contained herein shall be deemed to relieve the Company from its obligations under the Reorganization Agreement.

      13. Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise


                                       4
                                Voting Agreement
breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the United States District Court for the Southern District of New York, this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties hereto (a) consents to submit such party to the personal jurisdiction of the United States District Court for the Southern District of New York in the event any dispute arises out of this Agreement or any of the transactions contemplated hereby, (b) agrees that such party will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that such party will not bring any action relating to this Agreement or the transactions contemplated hereby in any court other than the United States District Court for the Southern District of New York, (d) waives any right to trial by jury with respect to any claim or proceeding related to or arising out of this Agreement or any of the transactions contemplated hereby, and (e) appoints The Corporation Trust Company as such party's agent for service of process in the State of New York in connection with any action to enforce this Agreement.

      IN WITNESS WHEREOF, this Agreement has been executed and delivered as of the date first written above.

                                    THE CIT GROUP, INC.

                                    By:  /s/ Albert R. Gamper
                                        ----------------------------------------
                                    Name: Albert R. Gamper
                                    Title: President and Chief Executive Officer


                                    HERCULES HOLDINGS (UK) LTD.

                                    By:  /s/ Lewis V. Howes
                                        ----------------------------------------
                                    Name: Lewis V. Howes
                                    Title: Director


                                    HERCULES HOLDINGS (CAYMAN) LTD.

                                    By:  /s/ Riaz Punta
                                        ----------------------------------------
                                    Name: Riaz Punta
                                    Title: Director


                                       5
                                Voting Agreement

                      AMENDED AND RESTATED VOTING AGREEMENT

      THIS AMENDED AND RESTATED VOTING AGREEMENT (this "Agreement") is amended and restated as of August 5, 1999, by and between Canadian Imperial Bank of Commerce, a chartered bank pursuant to the Bank Act (Canada) (the
"Stockholder"), and The CIT Group, Inc., a Delaware corporation ("CIT").

                              W I T N E S S E T H:

      WHEREAS, CIT and Newcourt Credit Group Inc., an Ontario corporation (the "Company"), propose to enter into an Amended and Restated Agreement and Plan of Reorganization, amended and restated as of the date hereof (as the same may be amended or supplemented, the "Reorganization Agreement"), providing that CIT shall combine with the Company pursuant to a Plan of Arrangement (the "Arrangement"), upon the terms and subject to the conditions set forth in the Reorganization Agreement; and

      WHEREAS, capitalized terms used but not defined herein shall have the meanings set forth in the Reorganization Agreement; and

      WHEREAS, the Stockholder owns of record and possesses legal title to not less than 14,067,962 common shares, without par value ("Company Common Shares"), of the Company (the "Subject Shares"); and

      WHEREAS, as an inducement to CIT to enter into the Reorganization Agreement, CIT has required that the Stockholder enter into this Agreement; and

      WHEREAS, CIT is prepared to execute the Reorganization Agreement and tender it to the Company for execution by the Company upon receipt of this Agreement duly executed by the Stockholder.

      NOW, THEREFORE, to induce CIT to enter into, and in consideration of its entering into, the Reorganization Agreement, and in consideration of the premises and the representations, warranties and agreements contained herein and therein, the parties, intending to be legally bound hereby, agree as follows:

      1. Representations and Warranties of the Stockholder. The Stockholder hereby represents and warrants to CIT as of the date hereof as follows:

      (a) Authority; No Violation. The Stockholder has full corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement and the performance of its obligations hereunder have been duly and validly approved by all requisite corporate action on the part of the Stockholder and no other corporate proceedings on the part of the Stockholder are necessary to approve this Agreement and to perform its obligations hereunder. This Agreement has been duly and validly executed and delivered by the Stockholder and (assuming due authorization, execution and delivery by CIT) constitutes a valid and binding obligation of the Stockholder, enforceable against the Stockholder in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to the enforcement of creditors' rights generally and (ii) is subject to general principles of equity and the discretion of the court before which any proceedings seeking injunctive relief or specific performance may be brought. Neither the execution and delivery of this Agreement by the Stockholder, nor the consummation by the Stockholder of the transactions contemplated hereby, nor compliance by the Stockholder with any of the terms or provisions hereof, will
(x) violate any provision of the governing documents of the Stockholder or the certificate of incorporation, by-laws or similar governing documents of any of the Stockholder's Subsidiaries, (y) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to the Stockholder or any of the Stockholder's Subsidiaries, or any of their respective properties or assets, or (z) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Encumbrance upon any of the respective properties or assets of the Stockholder or any of the Stockholder's Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which the Stockholder or any of the Stockholder's Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected.


                                       1
                      Amended and Restated Voting Agreement

      (b) The Subject Shares. The Stockholder is the beneficial owner of and has the sole right to vote and dispose of the Subject Shares, free and clear of any Encumbrances whatsoever, except for any Encumbrances which arise hereunder or under (i) the Amended and Restated Shareholders' Agreement, dated as of November 17, 1997, among the Stockholder, The Mutual Life Assurance Company of Canada ("Mutual"), Hercules Holdings (Cayman) Limited ("Hercules"), Cameron Capital Corporation, A&A Capital Limited and M&S Capital Limited (the "Shareholders' Agreement"), or (ii) the Transfer Restriction Agreement, dated as of August 29, 1997, between the Stockholder and the Company (the "Transfer Restriction Agreement"). None of the Subject Shares is subject to any voting trust or other agreement, arrangement or restriction, except as contemplated by this Agreement, the Shareholders' Agreement or the Transfer Restriction Agreement.

      (c) Certain Transactions Involving Company Common Shares. Except for (i) transactions in respect of approximately 800,000 Subject Shares and (ii) pledges of Company Common Shares in favor of the Stockholder in respect of loans to employees of the Company, since January 1, 1999, the Stockholder has not purchased, received, accepted as collateral, sold, transferred, hypothecated, pledged, or exchanged any Company Common Shares, or any options, warrants, or rights to purchase or sell Company Common Shares, and has not entered into any agreement to do any of the foregoing.

      2. Representations and Warranties of CIT. CIT hereby represents and warrants to the Stockholder that CIT has full corporate power and authority to execute and deliver this Agreement. The execution and delivery of this Agreement have been duly and validly approved by the Board of Directors of CIT and no other corporate proceedings on the part of CIT are necessary to approve this Agreement. This Agreement has been duly and validly executed and delivered by CIT and (assuming due authorization, execution and delivery by the Stockholder) constitutes a valid and binding obligation of CIT, enforceable against CIT in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to the enforcement of creditors' rights generally and (ii) is subject to general principles of equity and the discretion of the court before which any proceedings seeking injunctive relief or specific performance may be brought. Neither the execution and delivery of this Agreement by CIT nor the consummation by CIT of the transactions contemplated hereby, nor compliance by CIT with any of the terms or provisions hereof, will (x) violate any provision of the governing documents of CIT or the certificate of incorporation, by-laws or similar governing documents of any of CIT's Subsidiaries, (y) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to CIT or any of CIT's Subsidiaries, or any of their respective properties or assets, or (z) violate, conflict with or result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Encumbrance upon any of the respective properties or assets of CIT or any of CIT's Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which CIT or any of CIT's Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected.

      3. Covenants of the Stockholder as to Voting. Until the termination of this Section 3 in accordance with Section 9 and so long as the Reorganization Agreement shall not have been amended to (i) change the terms thereof relating to the determination of the Exchange Ratio, (ii) alter the form of consideration payable to the stockholders of the Company or (iii) otherwise materially alter its commercial terms in a manner adverse to the Stockholder without the consent of the Stockholder, the Stockholder agrees as follows:

      (a) Vote for the Company Approval Matters. At any duly noticed meeting of shareholders of the Company called to vote upon the approval and adoption of the Reorganization Agreement, the Plan of Arrangement and the consummation of the transactions contemplated thereby (collectively, the "Company Approval Matters"), or at any adjournment or postponement of such meeting or in any other circumstances upon which a vote, consent or other approval (including written consent) with respect to the Company Approval Matters is sought, the Stockholder shall vote (or cause to be voted), or execute a written consent in respect of, the Subject Shares in favor of the Company Approval Matters.

       (b) Vote Against Alternative Proposals. At any duly noticed meeting of shareholders of the Company or at any adjournment or postponement thereof or in any other circumstances upon which the vote, consent or


                                       2
                     Amended and Restated Voting Agreement
other approval of the Company's shareholders is sought, the Stockholder shall be present (in person or by proxy) and shall vote (or cause to be voted) the Subject Shares against any amendment of the Company's articles of incorporation or by-laws or other proposal or transaction involving the Company or any of its Subsidiaries, which amendment or other proposal or transaction would in any manner impede, frustrate, prevent, delay or nullify the Reorganization Agreement or any of the other transactions contemplated by the Reorganization Agreement or change in any manner the voting rights of any outstanding class of capital stock of the Company, provided that the Stockholder shall vote the Subject Shares in favor of any of the foregoing to the extent that any such business shall have been approved or recommended by the Board of Directors of the Company in a manner consistent with its obligations under the Reorganization Agreement. The Stockholder further agrees not to commit or agree to take any action inconsistent with the foregoing.

      4. Representation as to Proxies. The Stockholder represents that any proxies heretofore given in respect of the Subject Shares are not irrevocable, and that any such proxies are hereby revoked.

      5. Further Assurances. The Stockholder will, from time to time, execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as CIT may reasonably request for the purpose of effectively carrying out the transactions contemplated by this Agreement.

      6. Regulatory Approvals.

      (a) Preparation and Filing of Applications. The Stockholder shall promptly prepare and file all necessary applications, notices, petitions and filings required by the Stockholder in order to obtain all permits, consents, approvals and authorizations of all third parties and Governmental Entities which are necessary to consummate the transactions contemplated by the Reorganization Agreement (including the Arrangement) (collectively, the "Applications"). The Applications shall include all of the information that is responsive to the requirements thereof. The Stockholder shall use its reasonable efforts to obtain as promptly as practicable all such permits, consents, approvals and authorizations from Governmental Entities on terms and conditions satisfactory to the Stockholder in its reasonable judgment. CIT shall have the right to review in advance, and to the extent practicable each party will consult the other on, in each case subject to applicable laws relating to the exchange of information, all the information relating to CIT and any of its Subsidiaries which appears in any filing made with, or written materials submitted to, any third party or any Governmental Entity by the Stockholder in connection with the transactions contemplated by the Reorganization Agreement. In exercising the foregoing right, each of the parties hereto shall act reasonably and as promptly as practicable. Subject to the foregoing, CIT shall, upon the Stockholder's request and subject to applicable laws and regulations relating to the exchange of information, furnish the Stockholder with all information concerning itself and its Subsidiaries, directors, officers and stockholders as shall be reasonably necessary in connection with any such filing, notice, petition or application made by or on behalf of the Stockholder or any of its Subsidiaries to or with any Governmental Entity in connection with the transactions contemplated by the Reorganization Agreement, provided, however, that CIT shall not be required to provide any such information (i) where to do so would violate or prejudice the rights of its customers, jeopardize any attorney-client privilege or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement or (ii) where such information is to be disclosed to a person other than to a Governmental Entity.

      (b) Provision of Information. The Stockholder shall, upon request and subject to applicable laws and regulations relating to the exchange of information, furnish CIT with all information concerning the Stockholder, its Subsidiaries, directors, officers and stockholders and such other matters as shall be reasonably necessary in connection with any statement, filing, notice or application made by or on behalf of CIT or any of its Subsidiaries to or with any Governmental Entity in connection with the Arrangement and the other transactions contemplated by the Reorganization Agreement, provided, however, that the Stockholder shall not be required to provide any such information (i) where to do so would violate or prejudice the rights of its customers, jeopardize any attorney-client privilege or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement or (ii) where such information is to be disclosed to a person other than to a Governmental Entity. The Stockholder shall have the right to review in advance, and to the extent practicable each party will consult the other on, in each case subject to applicable laws relating to the exchange of information, all the information relating to the Stockholder and any of its Subsidiaries, directors, officers and stockholders which appears in any filing made with, or written


                                       3
                     Amended and Restated Voting Agreement
materials submitted to, any third party or any Governmental Entity by CIT in connection with the transactions contemplated by the Reorganization Agreement. In exercising the foregoing right, each of the parties hereto shall act reasonably and as promptly as practicable.

      (c) Communications. The Parties shall (x) keep one another reasonably apprised of the status of matters relating to receipt of the consents and approvals contemplated by this Section 6, (y) promptly advise one another upon receiving any communication from any Governmental Entity whose consent or approval is required for consummation of the transactions contemplated by the Reorganization Agreement, which communication causes the receiving party to believe that any such consent or approval (i) will not be obtained or (ii) will be materially delayed, and (z) promptly apprise one another of any material developments with respect to the foregoing.

      (d) Confidentiality. All information furnished by either party to the other party pursuant to this Section 6 shall be treated as the sole property of the delivering party and, if the Arrangement and the other transactions contemplated by the Reorganization Agreement shall not occur or if the delivering party shall so request, the receiving party shall, within five (5) business days, return to the delivering party all of such written information and all documents, notes, summaries or other materials containing, reflecting or referring to, or derived from, such information. The receiving party shall, and shall cause its representatives to, keep confidential all such information, shall not directly or indirectly use such information for any competitive or other commercial purpose, and shall use its reasonable best efforts to assure that any third party or Governmental Entity to whom such information is furnished as contemplated herein will accord all such information confidential treatment. The parties' respective obligations to keep such information confidential shall continue for ten years from the date the Reorganization Agreement is terminated and shall not apply to (i) any information which: (x) was already in the receiving party's possession prior to the disclosure thereof by the delivering party; (y) was then generally known to the public; or (z) was disclosed to the receiving party by a third party not known by the receiving party to be bound by an obligation of confidentiality or (ii) disclosures made as required by law. It is further agreed that, if in the absence of a protective order or the receipt of a waiver hereunder the receiving party is nonetheless compelled to disclose information concerning the delivering party to any tribunal or Governmental Entity or else stand liable for contempt or suffer other censure or penalty, the receiving party may, subject to its provision of prior notice to the delivering party and its cooperation with the delivering party with respect to the content, nature and timing of the disclosure, disclose such information to such tribunal or Governmental Entity without liability hereunder.

      7. Assignment; No Third Party Beneficiaries. Except as provided herein, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Except as otherwise expressly provided herein, this Agreement (including the documents and instruments referred to herein) is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

      8. Transfer of Subject Shares. Except pursuant to this Agreement, the Stockholder agrees not to (i) transfer, sell, pledge, assign or otherwise dispose of (including by gift) (collectively, "Transfer"), or enter into any contract, option or other arrangement (including any profit sharing arrangement) with respect to the Transfer of, any of the Subject Shares to any person other than pursuant to the terms of this Agreement and except for Transfers to affiliates of the Stockholder who agree to be bound by all of the terms hereof, or (ii) enter into any voting arrangement, whether by proxy, power-of-attorney, voting agreement, voting trust or otherwise in connection, directly or indirectly, with respect to such Subject Shares.

      9. Termination. This Agreement (other than this Section 9 and Sections 6(d), 7, 10, 11, 12, 13 and 14) shall terminate upon the earlier of (x) the termination of the Reorganization Agreement in accordance with Section 9.1 thereof and (y) the Effective Time. The provisions of this Section 9 and Sections 6(d), 7, 10, 11, 12, 13 and 14 shall survive any such termination indefinitely or as otherwise set forth in such Sections.

      10. Board Representation. From and after the Effective Time and for so long as the Stockholder's Voting Percentage (as defined below) is greater than or equal to 3%, CIT, through its Board of Directors or any


                                       4
                     Amended and Restated Voting Agreement
nominating committee thereof, shall nominate and solicit proxies for the election of one (1) person selected by the Stockholder for election to the Board of Directors of CIT at CIT's annual meeting of stockholders. From and after such time as the Stockholder's Voting Percentage drops below 3%, the Stockholder shall have no further rights under this Section 10. "Voting Percentage" means, as of a particular date, a quotient, expressed as a percentage, equal to (i) the total number of votes represented by the shares of capital stock of CIT beneficially owned by the Stockholder as of such date (which for these purposes shall include that number of votes which the Stockholder shall be entitled to direct through ownership of Exchangeable Shares as of such date), divided by
(ii) the total number of votes represented by the shares of capital stock of CIT outstanding as of such date (including the Special Voting Share).

      11. Termination of Agreement. The Stockholder and the Company acknowledge that upon consummation of the Arrangement and the other transactions contemplated by the Reorganization Agreement, the Stockholder shall have no further rights under the Amended and Restated Investment Agreement, dated as of November 17, 1997, among the Company, Mutual, Hercules and the Stockholder (the "Investment Agreement").

      12. General Provisions.

      (a) Amendments. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

      (b) Notice. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (which is confirmed) or sent by overnight courier (providing proof of delivery) to CIT in accordance with the notification provision contained in the Reorganization Agreement and to the Stockholder at its address set forth on the books of the Company (or at such other address for a party as shall be specified by like notice).

      (c) Interpretation. When a reference is made in this Agreement to a Section, such reference shall be to a Section to this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Wherever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation." The phrases "the date of this Agreement," "the date hereof" and terms of similar import, unless the context otherwise requires, shall be deemed to refer to August 5, 1999.

      (d) Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

      (e) Entire Agreement. This Agreement (including the documents and the instruments referred to herein) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

      (f) Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the Province of Ontario regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof or of any other jurisdiction.

      (g) Severability. If any term, provision, covenant or restriction herein, or the application thereof to any circumstance, shall, to any extent, be held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions herein and the application thereof to any other circumstances, shall remain in full force and effect, shall not in any way be affected, impaired or invalidated, and shall be enforced to the fullest extent permitted by law, and the parties hereto shall reasonably negotiate in good faith a substitute term or provision that comes as close as possible to the invalidated and unenforceable term or provision, and that puts each party in a position as nearly comparable as possible to the position each such party would have been in but for the finding of invalidity or unenforceability, while remaining valid and enforceable.

      (h) Waiver. Any provisions of this Agreement may be waived at any time by the party that is entitled to the benefits thereof. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only


                                       5
                     Amended and Restated Voting Agreement
if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

      13. Stockholder Representative. The Stockholder signs solely in its capacity as the beneficial owner of the Subject Shares and nothing contained herein shall limit or affect any actions taken by any officer, director, partner, affiliate or representative of the Stockholder who is or becomes an officer or a director of the Company in his or her capacity as an officer or director of the Company and none of such actions in such capacity shall be deemed to constitute a breach of this Agreement; provided, however, that nothing contained herein shall be deemed to relieve the Company from its obligations under the Reorganization Agreement.

      14. Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the United States District Court for the Southern District of New York, this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties hereto (a) consents to submit such party to the personal jurisdiction of the United States District Court for the Southern District of New York in the event any dispute arises out of this Agreement or any of the transactions contemplated hereby, (b) agrees that such party will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that such party will not bring any action relating to this Agreement or the transactions contemplated hereby in any court other than the United States District Court for the Southern District of New York, (d) waives any right to trial by jury with respect to any claim or proceeding related to or arising out of this Agreement or any of the transactions contemplated hereby, and (e) appoints The Corporation Trust Company as such party's agent for service of process in the State of New York in connection with any action to enforce this Agreement.

      IN WITNESS WHEREOF, this Agreement has been executed and delivered as of the date first written above.

                                THE CIT GROUP, INC.

                                By: /s/  Albert R. Gamper
                                    --------------------------------------------
                                    Name: Albert R. Gamper
                                    Title: President and Chief Executive Officer


                                CANADIAN IMPERIAL BANK OF COMMERCE

                                By: /s/  Richard Venn
                                    --------------------------------------------
                                    Name: Richard Venn
                                    Title: SEVP

                                By: /s/  Gerry Beasley
                                    --------------------------------------------
                                    Name: Gerry Beasley
                                    Title: SEVP


                                       6
                     Amended and Restated Voting Agreement

                                VOTING AGREEMENT

      THIS VOTING AGREEMENT (this "Agreement") is dated as of August 5, 1999, by and between Borden Rosiak (the "Stockholder") and The CIT Group, Inc., a Delaware corporation ("CIT").

                              W I T N E S S E T H:

      WHEREAS, CIT and Newcourt Credit Group Inc., an Ontario corporation (the "Company"), propose to enter into an Agreement and Plan of Reorganization, dated as of the date hereof (as the same may be amended or supplemented, the "Reorganization Agreement"), providing that CIT shall combine with the Company pursuant to a Plan of Arrangement (the "Arrangement"), upon the terms and subject to the conditions set forth in the Reorganization Agreement; and

      WHEREAS, capitalized terms used but not defined herein shall have the meanings set forth in the Reorganization Agreement; and

      WHEREAS, the Stockholder beneficially owns 32,793 common shares, without par value ("Company Common Shares"), of the Company (the "Subject Shares"); and

      WHEREAS, as an inducement to CIT to enter into the Reorganization Agreement, CIT has required that the Stockholder enter into this Agreement; and

      WHEREAS, CIT is prepared to execute the Reorganization Agreement and tender it to the Company for execution by the Company upon receipt of this Agreement duly executed by the Stockholder.

      NOW, THEREFORE, to induce CIT to enter into, and in consideration of its entering into, the Reorganization Agreement, and in consideration of the premises and the representations, warranties and agreements contained herein and therein, the parties, intending to be legally bound hereby, agree as follows:

      1. Representations and Warranties of the Stockholder. The Stockholder hereby represents and warrants to CIT as of the date hereof as follows:

      (a) Authority; No Violation. This Agreement has been validly executed and delivered by the Stockholder and (assuming due authorization, execution and delivery by CIT) constitutes a valid and binding obligation of the Stockholder, enforceable against the Stockholder in accordance with its terms.

      (b) The Subject Shares. As of the date of this Agreement, the Stockholder is the beneficial owner of and has the sole right to vote and dispose of the Subject Shares, free and clear of any Encumbrances whatsoever, except for any Encumbrances which arise hereunder or the Company's Share Loan Program. None of the Subject Shares is subject to any voting trust or other agreement, arrangement or restriction, except as contemplated by this Agreement or the Company's Share Loan Program.

      2. Representations and Warranties of CIT. CIT hereby represents and warrants to the Stockholder that CIT has full corporate power and authority to execute and deliver this Agreement. The execution and delivery of this Agreement has been duly and validly approved by the Board of Directors of CIT and no other corporate proceedings on the part of CIT are necessary to approve this Agreement. This Agreement has been duly and validly executed and delivered by CIT and (assuming due authorization, execution and delivery by the Stockholder) constitutes a valid and binding obligation of CIT, enforceable against CIT in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to the enforcement of creditors' rights generally and (ii) is subject to general principles of equity and the discretion of the court before which any proceedings seeking injunctive relief or specific performance may be brought. Neither the execution and delivery of this Agreement by CIT nor the consummation by CIT of the transactions contemplated hereby, nor compliance by CIT with any of the terms or provisions hereof, will (x) violate any provision of the governing documents of CIT or the certificate of incorporation, by-laws or similar governing documents of any of CIT's Subsidiaries, (y) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to CIT or any of CIT's Subsidiaries, or any of their respective properties or assets, or (z) violate, conflict with or result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Encumbrance upon


                                       1
                                Voting Agreement
any of the respective properties or assets of CIT or any of CIT's Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which CIT or any of CIT's Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected.

      3. Covenants of the Stockholder as to Voting. Until the termination of this Section 3 in accordance with Section 8, the Stockholder agrees as follows:

      (a) Vote for the Company Approval Matters. At any duly noticed meeting of shareholders of the Company called to vote upon the approval and adoption of the Reorganization Agreement, the Plan of Arrangement and the consummation of the transactions contemplated thereby (collectively, the "Company Approval Matters"), or at any adjournment or postponement of such meeting or in any other circumstances upon which a vote, consent or other approval (including written consent) with respect to the Company Approval Matters is sought, the Stockholder shall vote (or cause to be voted), or execute a written consent in respect of, the Subject Shares in favor of the Company Approval Matters.

      (b) Vote Against Alternative Proposals. At any duly noticed meeting of shareholders of the Company or at any adjournment or postponement thereof or in any other circumstances upon which the vote, consent or other approval of the Company's shareholders is sought, the Stockholder shall be present (in person or by proxy) and shall vote (or cause to be voted) the Subject Shares against any amendment of the Company's articles of incorporation or by-laws or other proposal or transaction involving the Company or any of its Subsidiaries, which amendment or other proposal or transaction would in any manner impede, frustrate, prevent, delay or nullify the Reorganization Agreement or any of the other transactions contemplated by the Reorganization Agreement or change in any manner the voting rights of any outstanding class of capital stock of the Company. The Stockholder further agrees not to commit or agree to take any action inconsistent with the foregoing.

      4. Representation as to Proxies. The Stockholder represents that any proxies heretofore given in respect of the Subject Shares are not irrevocable, and that any such proxies are hereby revoked.

      5. Further Assurances. The Stockholder will, from time to time, execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as CIT may reasonably request for the purpose of effectively carrying out the transactions contemplated by this Agreement.

      6. Assignment; No Third Party Beneficiaries. Except as provided herein, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Except as otherwise expressly provided herein, this Agreement (including the documents and instruments referred to herein) is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

      7. Transfer of Subject Shares. Except pursuant to this Agreement, prior to the Closing, the Stockholder agrees not to (i) transfer, sell, pledge, assign or otherwise dispose of (including by gift) (collectively, "Transfer"), or enter into any contract, option or other arrangement (including any profit sharing arrangement) with respect to the Transfer of, any of the Subject Shares to any person other than pursuant to the terms of this Agreement, or (ii) enter into any voting arrangement, whether by proxy, power-of-attorney, voting agreement, voting trust or otherwise in connection, directly or indirectly, with respect to such Subject Shares.

      8. Termination. This Agreement (other than this Section 8 and Sections 9 and 11) shall terminate upon the earlier of (x) the termination of the Reorganization Agreement in accordance with Section 9.1 thereof and (y) the Effective Time. The provisions of this Section 8 and Sections 9 and 11 shall survive any such termination indefinitely or as otherwise set forth in such sections.

      9. General Provisions.

      (a) Amendments. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.


                                       2
                                Voting Agreement

      (b) Notice. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (which is confirmed) or sent by overnight courier (providing proof of delivery) to CIT in accordance with the notification provision contained in the Reorganization Agreement and to the Stockholder at its address set forth on the books of the Company (or at such other address for a party as shall be specified by like notice).

      (c) Interpretation. When a reference is made in this Agreement to a Section, such reference shall be to a Section to this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Wherever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation." The phrases "the date of this Agreement", "the date hereof" and terms of similar import, unless the context otherwise requires, shall be deemed to refer to August 5, 1999.

      (d) Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

      (e) Entire Agreement. This Agreement (including the documents and the instruments referred to herein) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

      (f) Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the Province of Ontario regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof or of any other jurisdiction.

      (g) Severability. If any term, provision, covenant or restriction herein, or the application thereof to any circumstance, shall, to any extent, be held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions herein and the application thereof to any other circumstances, shall remain in full force and effect, shall not in any way be affected, impaired or invalidated, and shall be enforced to the fullest extent permitted by law, and the parties hereto shall reasonably negotiate in good faith a substitute term or provision that comes as close as possible to the invalidated and unenforceable term or provision, and that puts each party in a position as nearly comparable as possible to the position each such party would have been in but for the finding of invalidity or unenforceability, while remaining valid and enforceable.

      (h) Waiver. Any provisions of this Agreement may be waived at any time by the party that is entitled to the benefits thereof. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

      10. Stockholder Representative. The Stockholder signs solely in his capacity as the beneficial owner of the Subject Shares and nothing contained herein shall limit or affect any actions taken by the Stockholder in his capacity as an officer or a director of the Company, and none of such actions in such capacity shall be deemed to constitute a breach of this Agreement.

      11. Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the United States District Court for the Southern District of New York, this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties hereto (a) consents to submit such party to the personal jurisdiction of the United States District Court for the Southern District of New York in the event any dispute arises out of this Agreement or any of the transactions contemplated hereby, (b) agrees that such party will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that such party will not bring any action relating to this Agreement or the transactions contemplated hereby in any court other than the United States District Court for the Southern District of New York, (d) waives any right to trial by jury with respect to any claim or proceeding related to or arising out of this


                                       3
                                Voting Agreement

Agreement or any of the transactions contemplated hereby, and (e) appoints The Corporation Trust Company as such party's agent for service of process in the State of New York in connection with any action to enforce this Agreement.

      IN WITNESS WHEREOF, this Agreement has been executed and delivered as of the date first written above.

                                THE CIT GROUP, INC.

                                By: /s/  Albert R. Gamper
                                    --------------------------------------------
                                    Name:  Albert R. Gamper
                                    Title: President and Chief Executive Officer

                                By: /s/  Borden Rosiak
                                    --------------------------------------------
                                    Name:  Borden Rosiak
                                    Title: Executive Vice President


                                       4
                                Voting Agreement

                                VOTING AGREEMENT

      THIS VOTING AGREEMENT (this "Agreement") is dated as of August 5, 1999, by and between David F. Banks (the "Stockholder") and The CIT Group, Inc., a Delaware corporation ("CIT").

                              W I T N E S S E T H:

      WHEREAS, CIT and Newcourt Credit Group Inc., an Ontario corporation (the "Company"), propose to enter into an Agreement and Plan of Reorganization, dated as of the date hereof (as the same may be amended or supplemented, the "Reorganization Agreement"), providing that CIT shall combine with the Company pursuant to a Plan of Arrangement (the "Arrangement"), upon the terms and subject to the conditions set forth in the Reorganization Agreement; and

      WHEREAS, capitalized terms used but not defined herein shall have the meanings set forth in the Reorganization Agreement; and

      WHEREAS, the Stockholder beneficially owns 164,429 common shares, without par value ("Company Common Shares"), of the Company (the "Subject Shares"); and

      WHEREAS, as an inducement to CIT to enter into the Reorganization Agreement, CIT has required that the Stockholder enter into this Agreement; and

      WHEREAS, CIT is prepared to execute the Reorganization Agreement and tender it to the Company for execution by the Company upon receipt of this Agreement duly executed by the Stockholder.

      NOW, THEREFORE, to induce CIT to enter into, and in consideration of its entering into, the Reorganization Agreement, and in consideration of the premises and the representations, warranties and agreements contained herein and therein, the parties, intending to be legally bound hereby, agree as follows:

      1. Representations and Warranties of the Stockholder. The Stockholder hereby represents and warrants to CIT as of the date hereof as follows:

      (a) Authority; No Violation. This Agreement has been validly executed and delivered by the Stockholder and (assuming due authorization, execution and delivery by CIT) constitutes a valid and binding obligation of the Stockholder, enforceable against the Stockholder in accordance with its terms.

      (b) The Subject Shares. As of the date of this Agreement, the Stockholder is the beneficial owner of and has the sole right to vote and dispose of the Subject Shares, free and clear of any Encumbrances whatsoever, except for any Encumbrances which arise hereunder or the Company's Share Loan Program. None of the Subject Shares is subject to any voting trust or other agreement, arrangement or restriction, except as contemplated by this Agreement or the Company's Share Loan Program.

      2. Representations and Warranties of CIT. CIT hereby represents and warrants to the Stockholder that CIT has full corporate power and authority to execute and deliver this Agreement. The execution and delivery of this Agreement has been duly and validly approved by the Board of Directors of CIT and no other corporate proceedings on the part of CIT are necessary to approve this Agreement. This Agreement has been duly and validly executed and delivered by CIT and (assuming due authorization, execution and delivery by the Stockholder) constitutes a valid and binding obligation of CIT, enforceable against CIT in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to the enforcement of creditors' rights generally and (ii) is subject to general principles of equity and the discretion of the court before which any proceedings seeking injunctive relief or specific performance may be brought. Neither the execution and delivery of this Agreement by CIT nor the consummation by CIT of the transactions contemplated hereby, nor compliance by CIT with any of the terms or provisions hereof, will (x) violate any provision of the governing documents of CIT or the certificate of incorporation, by-laws or similar governing documents of any of CIT's Subsidiaries, (y) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to CIT or any of CIT's Subsidiaries, or any of their respective properties or assets, or (z) violate, conflict with or result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Encumbrance upon


                                       1
                                Voting Agreement
any of the respective properties or assets of CIT or any of CIT's Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which CIT or any of CIT's Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected.

      3. Covenants of the Stockholder as to Voting. Until the termination of this Section 3 in accordance with Section 8, the Stockholder agrees as follows:

      (a) Vote for the Company Approval Matters. At any duly noticed meeting of shareholders of the Company called to vote upon the approval and adoption of the Reorganization Agreement, the Plan of Arrangement and the consummation of the transactions contemplated thereby (collectively, the "Company Approval Matters"), or at any adjournment or postponement of such meeting or in any other circumstances upon which a vote, consent or other approval (including written consent) with respect to the Company Approval Matters is sought, the Stockholder shall vote (or cause to be voted), or execute a written consent in respect of, the Subject Shares in favor of the Company Approval Matters.

      (b) Vote Against Alternative Proposals. At any duly noticed meeting of shareholders of the Company or at any adjournment or postponement thereof or in any other circumstances upon which the vote, consent or other approval of the Company's shareholders is sought, the Stockholder shall be present (in person or by proxy) and shall vote (or cause to be voted) the Subject Shares against any amendment of the Company's articles of incorporation or by-laws or other proposal or transaction involving the Company or any of its Subsidiaries, which amendment or other proposal or transaction would in any manner impede, frustrate, prevent, delay or nullify the Reorganization Agreement or any of the other transactions contemplated by the Reorganization Agreement or change in any manner the voting rights of any outstanding class of capital stock of the Company. The Stockholder further agrees not to commit or agree to take any action inconsistent with the foregoing.

      4. Representation as to Proxies. The Stockholder represents that any proxies heretofore given in respect of the Subject Shares are not irrevocable, and that any such proxies are hereby revoked.

      5. Further Assurances. The Stockholder will, from time to time, execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as CIT may reasonably request for the purpose of effectively carrying out the transactions contemplated by this Agreement.

      6. Assignment; No Third Party Beneficiaries. Except as provided herein, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Except as otherwise expressly provided herein, this Agreement (including the documents and instruments referred to herein) is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

      7. Transfer of Subject Shares. Except pursuant to this Agreement, prior to the Closing, the Stockholder agrees not to (i) transfer, sell, pledge, assign or otherwise dispose of (including by gift) (collectively, "Transfer"), or enter into any contract, option or other arrangement (including any profit sharing arrangement) with respect to the Transfer of, any of the Subject Shares to any person other than pursuant to the terms of this Agreement, or (ii) enter into any voting arrangement, whether by proxy, power-of-attorney, voting agreement, voting trust or otherwise in connection, directly or indirectly, with respect to such Subject Shares.

      8. Termination. This Agreement (other than this Section 8 and Sections 9 and 11) shall terminate upon the earlier of (x) the termination of the Reorganization Agreement in accordance with Section 9.1 thereof and (y) the Effective Time. The provisions of this Section 8 and Sections 9 and 11 shall survive any such termination indefinitely or as otherwise set forth in such sections.

      9. General Provisions.

      (a) Amendments. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

      (b) Notice. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (which is confirmed) or sent by overnight courier (providing proof of delivery) to CIT in accordance with the notification provision contained in the Reorganization Agreement and to


                                       2
                                Voting Agreement
the Stockholder at its address set forth on the books of the Company (or at such other address for a party as shall be specified by like notice).

      (c) Interpretation. When a reference is made in this Agreement to a Section, such reference shall be to a Section to this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Wherever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation." The phrases "the date of this Agreement", "the date hereof" and terms of similar import, unless the context otherwise requires, shall be deemed to refer to August 5, 1999.

      (d) Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

      (e) Entire Agreement. This Agreement (including the documents and the instruments referred to herein) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

      (f) Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the Province of Ontario regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof or of any other jurisdiction.

      (g) Severability. If any term, provision, covenant or restriction herein, or the application thereof to any circumstance, shall, to any extent, be held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions herein and the application thereof to any other circumstances, shall remain in full force and effect, shall not in any way be affected, impaired or invalidated, and shall be enforced to the fullest extent permitted by law, and the parties hereto shall reasonably negotiate in good faith a substitute term or provision that comes as close as possible to the invalidated and unenforceable term or provision, and that puts each party in a position as nearly comparable as possible to the position each such party would have been in but for the finding of invalidity or unenforceability, while remaining valid and enforceable.

      (h) Waiver. Any provisions of this Agreement may be waived at any time by the party that is entitled to the benefits thereof. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

      10. Stockholder Representative. The Stockholder signs solely in his capacity as the beneficial owner of the Subject Shares and nothing contained herein shall limit or affect any actions taken by the Stockholder in his capacity as an officer or a director of the Company, and none of such actions in such capacity shall be deemed to constitute a breach of this Agreement.

      11. Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the United States District Court for the Southern District of New York, this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties hereto (a) consents to submit such party to the personal jurisdiction of the United States District Court for the Southern District of New York in the event any dispute arises out of this Agreement or any of the transactions contemplated hereby, (b) agrees that such party will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that such party will not bring any action relating to this Agreement or the transactions contemplated hereby in any court other than the United States District Court for the Southern District of New York, (d) waives any right to trial by jury with respect to any claim or proceeding related to or arising out of this Agreement or any of the transactions contemplated hereby, and (e) appoints The Corporation Trust Company as such party's agent for service of process in the State of New York in connection with any action to enforce this Agreement.


                                       3
                                Voting Agreement

      IN WITNESS WHEREOF, this Agreement has been executed and delivered as of the date first written above.

                                   THE CIT GROUP, INC.

                                   By: /s/  Albert R. Gamper
                                       -----------------------------------------
                                   Name:  Albert R. Gamper
                                   Title: President and Chief Executive Officer

                                   By: /s/ David F. Banks
                                       -----------------------------------------
                                   Name:  David F. Banks
                                   Title: Chairman of the Board of Directors


                                       4
                                Voting Agreement

                                VOTING AGREEMENT

      THIS VOTING AGREEMENT (this "Agreement") is dated as of August 5, 1999, by and between Scott J. Moore (the "Stockholder") and The CIT Group, Inc., a Delaware corporation ("CIT").

                              W I T N E S S E T H:

      WHEREAS, CIT and Newcourt Credit Group Inc., an Ontario corporation (the "Company"), propose to enter into an Agreement and Plan of Reorganization, dated as of the date hereof (as the same may be amended or supplemented, the "Reorganization Agreement"), providing that CIT shall combine with the Company pursuant to a Plan of Arrangement (the "Arrangement"), upon the terms and subject to the conditions set forth in the Reorganization Agreement; and

      WHEREAS, capitalized terms used but not defined herein shall have the meanings set forth in the Reorganization Agreement; and

      WHEREAS, the Stockholder beneficially owns 18,673 common shares, without par value ("Company Common Shares"), of the Company (the "Subject Shares"); and

      WHEREAS, as an inducement to CIT to enter into the Reorganization Agreement, CIT has required that the Stockholder enter into this Agreement; and

      WHEREAS, CIT is prepared to execute the Reorganization Agreement and tender it to the Company for execution by the Company upon receipt of this Agreement duly executed by the Stockholder.

      NOW, THEREFORE, to induce CIT to enter into, and in consideration of its entering into, the Reorganization Agreement, and in consideration of the premises and the representations, warranties and agreements contained herein and therein, the parties, intending to be legally bound hereby, agree as follows:

      1. Representations and Warranties of the Stockholder. The Stockholder hereby represents and warrants to CIT as of the date hereof as follows:

      (a) Authority; No Violation. This Agreement has been validly executed and delivered by the Stockholder and (assuming due authorization, execution and delivery by CIT) constitutes a valid and binding obligation of the Stockholder, enforceable against the Stockholder in accordance with its terms.

      (b) The Subject Shares. As of the date of this Agreement, the Stockholder is the beneficial owner of and has the sole right to vote and dispose of the Subject Shares, free and clear of any Encumbrances whatsoever, except for any Encumbrances which arise hereunder or the Company's Share Loan Program. None of the Subject Shares is subject to any voting trust or other agreement, arrangement or restriction, except as contemplated by this Agreement or the Company's Share Loan Program.

      2. Representations and Warranties of CIT. CIT hereby represents and warrants to the Stockholder that CIT has full corporate power and authority to execute and deliver this Agreement. The execution and delivery of this Agreement has been duly and validly approved by the Board of Directors of CIT and no other corporate proceedings on the part of CIT are necessary to approve this Agreement. This Agreement has been duly and validly executed and delivered by CIT and (assuming due authorization, execution and delivery by the Stockholder) constitutes a valid and binding obligation of CIT, enforceable against CIT in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to the enforcement of creditors' rights generally and (ii) is subject to general principles of equity and the discretion of the court before which any proceedings seeking injunctive relief or specific performance may be brought. Neither the execution and delivery of this Agreement by CIT nor the consummation by CIT of the transactions contemplated hereby, nor compliance by CIT with any of the terms or provisions hereof, will (x) violate any provision of the governing documents of CIT or the certificate of incorporation, by-laws or similar governing documents of any of CIT's Subsidiaries, (y) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to CIT or any of CIT's Subsidiaries, or any of their respective properties or assets, or (z) violate, conflict with or result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Encumbrance upon


                                       1
                                Voting Agreement
any of the respective properties or assets of CIT or any of CIT's Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which CIT or any of CIT's Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected.

      3. Covenants of the Stockholder as to Voting. Until the termination of this Section 3 in accordance with Section 8, the Stockholder agrees as follows:

      (a) Vote for the Company Approval Matters. At any duly noticed meeting of shareholders of the Company called to vote upon the approval and adoption of the Reorganization Agreement, the Plan of Arrangement and the consummation of the transactions contemplated thereby (collectively, the "Company Approval Matters"), or at any adjournment or postponement of such meeting or in any other circumstances upon which a vote, consent or other approval (including written consent) with respect to the Company Approval Matters is sought, the Stockholder shall vote (or cause to be voted), or execute a written consent in respect of, the Subject Shares in favor of the Company Approval Matters.

      (b) Vote Against Alternative Proposals. At any duly noticed meeting of shareholders of the Company or at any adjournment or postponement thereof or in any other circumstances upon which the vote, consent or other approval of the Company's shareholders is sought, the Stockholder shall be present (in person or by proxy) and shall vote (or cause to be voted) the Subject Shares against any amendment of the Company's articles of incorporation or by-laws or other proposal or transaction involving the Company or any of its Subsidiaries, which amendment or other proposal or transaction would in any manner impede, frustrate, prevent, delay or nullify the Reorganization Agreement or any of the other transactions contemplated by the Reorganization Agreement or change in any manner the voting rights of any outstanding class of capital stock of the Company. The Stockholder further agrees not to commit or agree to take any action inconsistent with the foregoing.

      4. Representation as to Proxies. The Stockholder represents that any proxies heretofore given in respect of the Subject Shares are not irrevocable, and that any such proxies are hereby revoked.

      5. Further Assurances. The Stockholder will, from time to time, execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as CIT may reasonably request for the purpose of effectively carrying out the transactions contemplated by this Agreement.

      6. Assignment; No Third Party Beneficiaries. Except as provided herein, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Except as otherwise expressly provided herein, this Agreement (including the documents and instruments referred to herein) is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

      7. Transfer of Subject Shares. Except pursuant to this Agreement, prior to the Closing, the Stockholder agrees not to (i) transfer, sell, pledge, assign or otherwise dispose of (including by gift) (collectively, "Transfer"), or enter into any contract, option or other arrangement (including any profit sharing arrangement) with respect to the Transfer of, any of the Subject Shares to any person other than pursuant to the terms of this Agreement, or (ii) enter into any voting arrangement, whether by proxy, power-of-attorney, voting agreement, voting trust or otherwise in connection, directly or indirectly, with respect to such Subject Shares.

      8. Termination. This Agreement (other than this Section 8 and Sections 9 and 11) shall terminate upon the earlier of (x) the termination of the Reorganization Agreement in accordance with Section 9.1 thereof and (y) the Effective Time. The provisions of this Section 8 and Sections 9 and 11 shall survive any such termination indefinitely or as otherwise set forth in such sections.

      9. General Provisions.

      (a) Amendments. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.


                                       2
                                Voting Agreement

      (b) Notice. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (which is confirmed) or sent by overnight courier (providing proof of delivery) to CIT in accordance with the notification provision contained in the Reorganization Agreement and to the Stockholder at its address set forth on the books of the Company (or at such other address for a party as shall be specified by like notice).

      (c) Interpretation. When a reference is made in this Agreement to a Section, such reference shall be to a Section to this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Wherever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation." The phrases "the date of this Agreement", "the date hereof" and terms of similar import, unless the context otherwise requires, shall be deemed to refer to August 5, 1999.

      (d) Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

      (e) Entire Agreement. This Agreement (including the documents and the instruments referred to herein) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

      (f) Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the Province of Ontario regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof or of any other jurisdiction.

      (g) Severability. If any term, provision, covenant or restriction herein, or the application thereof to any circumstance, shall, to any extent, be held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions herein and the application thereof to any other circumstances, shall remain in full force and effect, shall not in any way be affected, impaired or invalidated, and shall be enforced to the fullest extent permitted by law, and the parties hereto shall reasonably negotiate in good faith a substitute term or provision that comes as close as possible to the invalidated and unenforceable term or provision, and that puts each party in a position as nearly comparable as possible to the position each such party would have been in but for the finding of invalidity or unenforceability, while remaining valid and enforceable.

      (h) Waiver. Any provisions of this Agreement may be waived at any time by the party that is entitled to the benefits thereof. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

      10. Stockholder Representative. The Stockholder signs solely in his capacity as the beneficial owner of the Subject Shares and nothing contained herein shall limit or affect any actions taken by the Stockholder in his capacity as an officer or a director of the Company, and none of such actions in such capacity shall be deemed to constitute a breach of this Agreement.

      11. Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the United States District Court for the Southern District of New York, this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties hereto (a) consents to submit such party to the personal jurisdiction of the United States District Court for the Southern District of New York in the event any dispute arises out of this Agreement or any of the transactions contemplated hereby, (b) agrees that such party will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that such party will not bring any action relating to this Agreement or the transactions contemplated hereby in any court other than the United States District Court for the Southern District of New York, (d) waives any right to trial by jury with respect to any claim or proceeding related to or arising out of this


                                       3
                                Voting Agreement

Agreement or any of the transactions contemplated hereby, and (e) appoints The Corporation Trust Company as such party's agent for service of process in the State of New York in connection with any action to enforce this Agreement.

      IN WITNESS WHEREOF, this Agreement has been executed and delivered as of the date first written above.

                                THE CIT GROUP, INC.

                                By: /s/  Albert R. Gamper
                                    --------------------------------------------
                                    Name:  Albert R. Gamper
                                    Title: President and Chief Executive Officer


                                By: /s/  Scott J. Moore
                                    --------------------------------------------
                                    Name:  Scott J. Moore
                                    Title: Senior Vice President, Legal and
                                           General Counsel


                                       4
                                Voting Agreement

                                VOTING AGREEMENT

      THIS VOTING AGREEMENT (this "Agreement") is dated as of August 5, 1999, by and between Steven K. Hudson (the "Stockholder") and The CIT Group, Inc., a Delaware corporation ("CIT").

                              W I T N E S S E T H:

      WHEREAS, CIT and Newcourt Credit Group Inc., an Ontario corporation (the "Company"), propose to enter into an Agreement and Plan of Reorganization, dated as of the date hereof (as the same may be amended or supplemented, the "Reorganization Agreement"), providing that CIT shall combine with the Company pursuant to a Plan of Arrangement (the "Arrangement"), upon the terms and subject to the conditions set forth in the Reorganization Agreement; and

      WHEREAS, capitalized terms used but not defined herein shall have the meanings set forth in the Reorganization Agreement; and

      WHEREAS, the Stockholder beneficially owns 3,454,277 common shares, without par value ("Company Common Shares"), of the Company (the "Subject Shares"); and

      WHEREAS, as an inducement to CIT to enter into the Reorganization Agreement, CIT has required that the Stockholder enter into this Agreement; and

      WHEREAS, CIT is prepared to execute the Reorganization Agreement and tender it to the Company for execution by the Company upon receipt of this Agreement duly executed by the Stockholder.

      NOW, THEREFORE, to induce CIT to enter into, and in consideration of its entering into, the Reorganization Agreement, and in consideration of the premises and the representations, warranties and agreements contained herein and therein, the parties, intending to be legally bound hereby, agree as follows:

      1. Representations and Warranties of the Stockholder. The Stockholder hereby represents and warrants to CIT as of the date hereof as follows:

      (a) Authority; No Violation. This Agreement has been validly executed and delivered by the Stockholder and (assuming due authorization, execution and delivery by CIT) constitutes a valid and binding obligation of the Stockholder, enforceable against the Stockholder in accordance with its terms.

      (b) The Subject Shares. As of the date of this Agreement, the Stockholder is the beneficial owner of and has the sole right to vote and dispose of the Subject Shares, free and clear of any Encumbrances whatsoever, except for any Encumbrances which arise hereunder, under the Amended and Restated Shareholders' Agreement, dated as of November 17, 1997, among the Stockholder, The Mutual Life Assurance Company of Canada ("Mutual"), Hercules Holdings (Cayman) Limited ("Hercules"), Cameron Capital Corporation, A&A Capital Limited and M&S Capital Limited (the "Shareholders' Agreement") or under the Company's Share Loan Program. None of the Subject Shares is subject to any voting trust or other agreement, arrangement or restriction, except as contemplated by this Agreement, the Shareholders' Agreement or the Company's Share Loan Program.

      2. Representations and Warranties of CIT. CIT hereby represents and warrants to the Stockholder that CIT has full corporate power and authority to execute and deliver this Agreement. The execution and delivery of this Agreement has been duly and validly approved by the Board of Directors of CIT and no other corporate proceedings on the part of CIT are necessary to approve this Agreement. This Agreement has been duly and validly executed and delivered by CIT and (assuming due authorization, execution and delivery by the Stockholder) constitutes a valid and binding obligation of CIT, enforceable against CIT in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to the enforcement of creditors' rights generally and (ii) is subject to general principles of equity and the discretion of the court before which any proceedings seeking injunctive relief or specific performance may be brought. Neither the execution and delivery of this Agreement by CIT nor the consummation by CIT of the transactions contemplated hereby, nor compliance by CIT with any of the terms or provisions hereof, will (x) violate any provision of the governing documents of CIT or the certificate of incorporation, by-laws or similar governing documents of any of CIT's Subsidiaries, (y) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to CIT or any of CIT's


                                       1
                                Voting Agreement

Subsidiaries, or any of their respective properties or assets, or (z) violate, conflict with or result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Encumbrance upon any of the respective properties or assets of CIT or any of CIT's Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which CIT or any of CIT's Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected.

      3. Covenants of the Stockholder as to Voting. Until the termination of this Section 3 in accordance with Section 8, the Stockholder agrees as follows:

      (a) Vote for the Company Approval Matters. At any duly noticed meeting of shareholders of the Company called to vote upon the approval and adoption of the Reorganization Agreement, the Plan of Arrangement and the consummation of the transactions contemplated thereby (collectively, the "Company Approval Matters"), or at any adjournment or postponement of such meeting or in any other circumstances upon which a vote, consent or other approval (including written consent) with respect to the Company Approval Matters is sought, the Stockholder shall vote (or cause to be voted), or execute a written consent in respect of, the Subject Shares in favor of the Company Approval Matters.

      (b) Vote Against Alternative Proposals. At any duly noticed meeting of shareholders of the Company or at any adjournment or postponement thereof or in any other circumstances upon which the vote, consent or other approval of the Company's shareholders is sought, the Stockholder shall be present (in person or by proxy) and shall vote (or cause to be voted) the Subject Shares against any amendment of the Company's articles of incorporation or by-laws or other proposal or transaction involving the Company or any of its Subsidiaries, which amendment or other proposal or transaction would in any manner impede, frustrate, prevent, delay or nullify the Reorganization Agreement or any of the other transactions contemplated by the Reorganization Agreement or change in any manner the voting rights of any outstanding class of capital stock of the Company. The Stockholder further agrees not to commit or agree to take any action inconsistent with the foregoing.

      4. Representation as to Proxies. The Stockholder represents that any proxies heretofore given in respect of the Subject Shares are not irrevocable, and that any such proxies are hereby revoked.

      5. Further Assurances. The Stockholder will, from time to time, execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as CIT may reasonably request for the purpose of effectively carrying out the transactions contemplated by this Agreement.

      6. Assignment; No Third Party Beneficiaries. Except as provided herein, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Except as otherwise expressly provided herein, this Agreement (including the documents and instruments referred to herein) is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

      7. Transfer of Subject Shares. Except pursuant to this Agreement, prior to the Closing, the Stockholder agrees not to (i) transfer, sell, pledge, assign or otherwise dispose of (including by gift) (collectively, "Transfer"), or enter into any contract, option or other arrangement (including any profit sharing arrangement) with respect to the Transfer of, any of the Subject Shares to any person other than pursuant to the terms of this Agreement, or (ii) enter into any voting arrangement, whether by proxy, power-of-attorney, voting agreement, voting trust or otherwise in connection, directly or indirectly, with respect to such Subject Shares.

      8. Termination. This Agreement (other than this Section 8 and Sections 10 and 12) shall terminate upon the earlier of (x) the termination of the Reorganization Agreement in accordance with Section 9.1 thereof and (y) the Effective Time. The provisions of this Section 8 and Sections 10 and 12 shall survive any such termination indefinitely or as otherwise set forth in such sections.

      9. Termination of Agreement. The Stockholder and the Company acknowledge that upon consummation of the Arrangement and the other transactions contemplated by the Reorganization Agreement, the Shareholders' Agreement shall terminate, and the Stockholder shall have no further rights under the Shareholders' Agreement at and after the Effective Time.


                                       2
                                Voting Agreement

      10. General Provisions.

      (a) Amendments. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

      (b) Notice. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (which is confirmed) or sent by overnight courier (providing proof of delivery) to CIT in accordance with the notification provision contained in the Reorganization Agreement and to the Stockholder at its address set forth on the books of the Company (or at such other address for a party as shall be specified by like notice).

      (c) Interpretation. When a reference is made in this Agreement to a Section, such reference shall be to a Section to this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Wherever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation." The phrases "the date of this Agreement", "the date hereof" and terms of similar import, unless the context otherwise requires, shall be deemed to refer to August 5, 1999.

      (d) Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

      (e) Entire Agreement. This Agreement (including the documents and the instruments referred to herein) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

      (f) Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the Province of Ontario regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof or of any other jurisdiction.

      (g) Severability. If any term, provision, covenant or restriction herein, or the application thereof to any circumstance, shall, to any extent, be held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions herein and the application thereof to any other circumstances, shall remain in full force and effect, shall not in any way be affected, impaired or invalidated, and shall be enforced to the fullest extent permitted by law, and the parties hereto shall reasonably negotiate in good faith a substitute term or provision that comes as close as possible to the invalidated and unenforceable term or provision, and that puts each party in a position as nearly comparable as possible to the position each such party would have been in but for the finding of invalidity or unenforceability, while remaining valid and enforceable.

      (h) Waiver. Any provisions of this Agreement may be waived at any time by the party that is entitled to the benefits thereof. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

      11. Stockholder Representative. The Stockholder signs solely in his capacity as the beneficial owner of the Subject Shares and nothing contained herein shall limit or affect any actions taken by the Stockholder in his capacity as an officer or a director of the Company, and none of such actions in such capacity shall be deemed to constitute a breach of this Agreement.

      12. Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the United States District Court for the Southern District of New York, this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties hereto (a) consents to submit such party to the personal jurisdiction of the United States District Court for the Southern District of New York in the event any dispute arises out of this Agreement or any of the transactions contemplated hereby, (b) agrees that such


                                       3
                                Voting Agreement
party will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that such party will not bring any action relating to this Agreement or the transactions contemplated hereby in any court other than the United States District Court for the Southern District of New York, (d) waives any right to trial by jury with respect to any claim or proceeding related to or arising out of this Agreement or any of the transactions contemplated hereby, and (e) appoints The Corporation Trust Company as such party's agent for service of process in the State of New York in connection with any action to enforce this Agreement.

      IN WITNESS WHEREOF, this Agreement has been executed and delivered as of the date first written above.

                                    THE CIT GROUP, INC.

                                    By:  /s/  Albert R. Gamper
                                         ---------------------------------------
                                    Name:  Albert R. Gamper
                                    Title: President and Chief Executive Officer

                                    By:  /s/ Steven K. Hudson
                                         ---------------------------------------
                                    Name:  Steven K. Hudson
                                    Title: Chief Executive Officer


                                       4
                                Voting Agreement

                                VOTING AGREEMENT

      THIS VOTING AGREEMENT (this "Agreement") is dated as of August 5, 1999, by and between David D. McKerroll (the "Stockholder") and The CIT Group, Inc., a Delaware corporation ("CIT").

                              W I T N E S S E T H:

      WHEREAS, CIT and Newcourt Credit Group Inc., an Ontario corporation (the "Company"), propose to enter into an Agreement and Plan of Reorganization, dated as of the date hereof (as the same may be amended or supplemented, the "Reorganization Agreement"), providing that CIT shall combine with the Company pursuant to a Plan of Arrangement (the "Arrangement"), upon the terms and subject to the conditions set forth in the Reorganization Agreement; and

      WHEREAS, capitalized terms used but not defined herein shall have the meanings set forth in the Reorganization Agreement; and

      WHEREAS, the Stockholder benefically owns 1,562,428 common shares, without par value ("Company Common Shares"), of the Company (the "Subject Shares"); and

      WHEREAS, as an inducement to CIT to enter into the Reorganization Agreement, CIT has required that the Stockholder enter into this Agreement; and

      WHEREAS, CIT is prepared to execute the Reorganization Agreement and tender it to the Company for execution by the Company upon receipt of this Agreement duly executed by the Stockholder.

      NOW, THEREFORE, to induce CIT to enter into, and in consideration of its entering into, the Reorganization Agreement, and in consideration of the premises and the representations, warranties and agreements contained herein and therein, the parties, intending to be legally bound hereby, agree as follows:

      1. Representations and Warranties of the Stockholder. The Stockholder hereby represents and warrants to CIT as of the date hereof as follows:

      (a) Authority; No Violation. This Agreement has been validly executed and delivered by the Stockholder and (assuming due authorization, execution and delivery by CIT) constitutes a valid and binding obligation of the Stockholder, enforceable against the Stockholder in accordance with its terms.

      (b) The Subject Shares. As of the date of this Agreement, the Stockholder is the beneficial owner of and has the sole right to vote and dispose of the Subject Shares, free and clear of any Encumbrances whatsoever, except for any Encumbrances which arise hereunder, under the Amended and Restated Shareholders' Agreement, dated as of November 17, 1997, among the Stockholder, The Mutual Life Assurance Company of Canada ("Mutual"), Hercules Holdings (Cayman) Limited ("Hercules"), Cameron Capital Corporation, A&A Capital Limited and M&S Capital Limited (the "Shareholders' Agreement") or under the Company's Share Loan Program. None of the Subject Shares is subject to any voting trust or other agreement, arrangement or restriction, except as contemplated by this Agreement, the Shareholders' Agreement or the Company's Share Loan Program.

      2. Representations and Warranties of CIT. CIT hereby represents and warrants to the Stockholder that CIT has full corporate power and authority to execute and deliver this Agreement. The execution and delivery of this Agreement has been duly and validly approved by the Board of Directors of CIT and no other corporate proceedings on the part of CIT are necessary to approve this Agreement. This Agreement has been duly and validly executed and delivered by CIT and (assuming due authorization, execution and delivery by the Stockholder) constitutes a valid and binding obligation of CIT, enforceable against CIT in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to the enforcement of creditors' rights generally and (ii) is subject to general principles of equity and the discretion of the court before which any proceedings seeking injunctive relief or specific performance may be brought. Neither the execution and delivery of this Agreement by CIT nor the consummation by CIT of the transactions contemplated hereby, nor compliance by CIT with any of the terms or provisions hereof, will (x) violate any provision of the governing documents of CIT or the certificate of incorporation, by-laws or similar governing documents of any of CIT's Subsidiaries, (y) violate any statute,


                                       1
                                Voting Agreement
code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to CIT or any of CIT's Subsidiaries, or any of their respective properties or assets, or (z) violate, conflict with or result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Encumbrance upon any of the respective properties or assets of CIT or any of CIT's Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which CIT or any of CIT's Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected.

      3. Covenants of the Stockholder as to Voting. Until the termination of this Section 3 in accordance with Section 8, the Stockholder agrees as follows:

      (a) Vote for the Company Approval Matters. At any duly noticed meeting of shareholders of the Company called to vote upon the approval and adoption of the Reorganization Agreement, the Plan of Arrangement and the consummation of the transactions contemplated thereby (collectively, the "Company Approval Matters"), or at any adjournment or postponement of such meeting or in any other circumstances upon which a vote, consent or other approval (including written consent) with respect to the Company Approval Matters is sought, the Stockholder shall vote (or cause to be voted), or execute a written consent in respect of, the Subject Shares in favor of the Company Approval Matters.

      (b) Vote Against Alternative Proposals. At any duly noticed meeting of shareholders of the Company or at any adjournment or postponement thereof or in any other circumstances upon which the vote, consent or other approval of the Company's shareholders is sought, the Stockholder shall be present (in person or by proxy) and shall vote (or cause to be voted) the Subject Shares against any amendment of the Company's articles of incorporation or by-laws or other proposal or transaction involving the Company or any of its Subsidiaries, which amendment or other proposal or transaction would in any manner impede, frustrate, prevent, delay or nullify the Reorganization Agreement or any of the other transactions contemplated by the Reorganization Agreement or change in any manner the voting rights of any outstanding class of capital stock of the Company. The Stockholder further agrees not to commit or agree to take any action inconsistent with the foregoing.

      4. Representation as to Proxies. The Stockholder represents that any proxies heretofore given in respect of the Subject Shares are not irrevocable, and that any such proxies are hereby revoked.

      5. Further Assurances. The Stockholder will, from time to time, execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as CIT may reasonably request for the purpose of effectively carrying out the transactions contemplated by this Agreement.

      6. Assignment; No Third Party Beneficiaries. Except as provided herein, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Except as otherwise expressly provided herein, this Agreement (including the documents and instruments referred to herein) is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

      7. Transfer of Subject Shares. Except pursuant to this Agreement, prior to the Closing, the Stockholder agrees not to (i) transfer, sell, pledge, assign or otherwise dispose of (including by gift) (collectively, "Transfer"), or enter into any contract, option or other arrangement (including any profit sharing arrangement) with respect to the Transfer of, any of the Subject Shares to any person other than pursuant to the terms of this Agreement, or (ii) enter into any voting arrangement, whether by proxy, power-of-attorney, voting agreement, voting trust or otherwise in connection, directly or indirectly, with respect to such Subject Shares.

      8. Termination. This Agreement (other than this Section 8 and Sections 10 and 12) shall terminate upon the earlier of (x) the termination of the Reorganization Agreement in accordance with Section 9.1 thereof and (y) the Effective Time. The provisions of this Section 8 and Sections 10 and 12 shall survive any such termination indefinitely or as otherwise set forth in such sections.


                                       2
                                Voting Agreement

      9. Termination of Agreement. The Stockholder and the Company acknowledge that upon consummation of the Arrangement and the other transactions contemplated by the Reorganization Agreement, the Shareholders' Agreement shall terminate, and the Stockholder shall have no further rights under the Shareholders' Agreement at and after the Effective Time.

      10. General Provisions.

      (a) Amendments. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

      (b) Notice. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (which is confirmed) or sent by overnight courier (providing proof of delivery) to CIT in accordance with the notification provision contained in the Reorganization Agreement and to the Stockholder at its address set forth on the books of the Company (or at such other address for a party as shall be specified by like notice).

      (c) Interpretation. When a reference is made in this Agreement to a Section, such reference shall be to a Section to this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Wherever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation." The phrases "the date of this Agreement", "the date hereof" and terms of similar import, unless the context otherwise requires, shall be deemed to refer to August 5, 1999.

      (d) Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

      (e) Entire Agreement. This Agreement (including the documents and the instruments referred to herein) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

      (f) Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the Province of Ontario regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof or of any other jurisdiction.

      (g) Severability. If any term, provision, covenant or restriction herein, or the application thereof to any circumstance, shall, to any extent, be held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions herein and the application thereof to any other circumstances, shall remain in full force and effect, shall not in any way be affected, impaired or invalidated, and shall be enforced to the fullest extent permitted by law, and the parties hereto shall reasonably negotiate in good faith a substitute term or provision that comes as close as possible to the invalidated and unenforceable term or provision, and that puts each party in a position as nearly comparable as possible to the position each such party would have been in but for the finding of invalidity or unenforceability, while remaining valid and enforceable.

      (h) Waiver. Any provisions of this Agreement may be waived at any time by the party that is entitled to the benefits thereof. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

      11. Stockholder Representative. The Stockholder signs solely in his capacity as the beneficial owner of the Subject Shares and nothing contained herein shall limit or affect any actions taken by the Stockholder in his capacity as an officer or a director of the Company, and none of such actions in such capacity shall be deemed to constitute a breach of this Agreement.

      12. Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent


                                       3
                                Voting Agreement
breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the United States District Court for the Southern District of New York, this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties hereto (a) consents to submit such party to the personal jurisdiction of the United States District Court for the Southern District of New York in the event any dispute arises out of this Agreement or any of the transactions contemplated hereby, (b) agrees that such party will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that such party will not bring any action relating to this Agreement or the transactions contemplated hereby in any court other than the United States District Court for the Southern District of New York, (d) waives any right to trial by jury with respect to any claim or proceeding related to or arising out of this Agreement or any of the transactions contemplated hereby, and (e) appoints The Corporation Trust Company as such party's agent for service of process in the State of New York in connection with any action to enforce this Agreement.

       IN WITNESS WHEREOF, this Agreement has been executed and delivered as of the date first written above.

                                 THE CIT GROUP, INC.

                                 By: /s/  ALBERT R. GAMPER
                                    ----------------------------------
                                    Name:  Albert R. Gamper
                                    Title: President and Chief Executive Officer

                                By: /s/ DAVID D. MCKERROLL
                                    -----------------------------------
                                    Name:  David D. McKerroll
                                    Title: President, Corporate Finance



                                       4
                                Voting Agreement

                                VOTING AGREEMENT

      THIS VOTING AGREEMENT (this "Agreement") is dated as of August 5, 1999, by and between Bradley D. Nullmeyer (the "Stockholder") and The CIT Group, Inc., a Delaware corporation ("CIT").

                              W I T N E S S E T H:

      WHEREAS, CIT and Newcourt Credit Group Inc., an Ontario corporation (the "Company"), propose to enter into an Agreement and Plan of Reorganization, dated as of the date hereof (as the same may be amended or supplemented, the "Reorganization Agreement"), providing that CIT shall combine with the Company pursuant to a Plan of Arrangement (the "Arrangement"), upon the terms and subject to the conditions set forth in the Reorganization Agreement; and

      WHEREAS, capitalized terms used but not defined herein shall have the meanings set forth in the Reorganization Agreement; and

      WHEREAS, the Stockholder beneficially owns 1,829,204 common shares, without par value ("Company Common Shares"), of the Company (the "Subject Shares"); and

      WHEREAS, as an inducement to CIT to enter into the Reorganization Agreement, CIT has required that the Stockholder enter into this Agreement; and

      WHEREAS, CIT is prepared to execute the Reorganization Agreement and tender it to the Company for execution by the Company upon receipt of this Agreement duly executed by the Stockholder.

      NOW, THEREFORE, to induce CIT to enter into, and in consideration of its entering into, the Reorganization Agreement, and in consideration of the premises and the representations, warranties and agreements contained herein and therein, the parties, intending to be legally bound hereby, agree as follows:

      1. Representations and Warranties of the Stockholder. The Stockholder hereby represents and warrants to CIT as of the date hereof as follows:

      (a) Authority; No Violation. This Agreement has been validly executed and delivered by the Stockholder and (assuming due authorization, execution and delivery by CIT) constitutes a valid and binding obligation of the Stockholder, enforceable against the Stockholder in accordance with its terms.

      (b) The Subject Shares. As of the date of this Agreement, the Stockholder is the beneficial owner of and has the sole right to vote and dispose of the Subject Shares, free and clear of any Encumbrances whatsoever, except for any Encumbrances which arise hereunder, under the Amended and Restated Shareholders' Agreement, dated as of November 17, 1997, among the Stockholder, The Mutual Life Assurance Company of Canada ("Mutual"), Hercules Holdings (Cayman) Limited ("Hercules"), Cameron Capital Corporation, A&A Capital Limited and M&S Capital Limited (the "Shareholders' Agreement") or under the Company's Share Loan Program. None of the Subject Shares is subject to any voting trust or other agreement, arrangement or restriction, except as contemplated by this Agreement, the Shareholders' Agreement or the Company's Share Loan Program.

      2. Representations and Warranties of CIT. CIT hereby represents and warrants to the Stockholder that CIT has full corporate power and authority to execute and deliver this Agreement. The execution and delivery of this Agreement has been duly and validly approved by the Board of Directors of CIT and no other corporate proceedings on the part of CIT are necessary to approve this Agreement. This Agreement has been duly and validly executed and delivered by CIT and (assuming due authorization, execution and delivery by the Stockholder) constitutes a valid and binding obligation of CIT, enforceable against CIT in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to the enforcement of creditors' rights generally and (ii) is subject to general principles of equity and the discretion of the court before which any proceedings seeking injunctive relief or specific performance may be brought. Neither the execution and delivery of this Agreement by CIT nor the consummation by CIT of the transactions contemplated hereby, nor compliance by CIT with any of the terms or provisions hereof, will (x) violate any provision of the governing documents of CIT or the certificate of incorporation, by-laws or similar governing documents of any of CIT's Subsidiaries, (y) violate any statute,

                                       1
                                Voting Agreement
code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to CIT or any of CIT's Subsidiaries, or any of their respective properties or assets, or (z) violate, conflict with or result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Encumbrance upon any of the respective properties or assets of CIT or any of CIT's Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which CIT or any of CIT's Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected.

      3. Covenants of the Stockholder as to Voting. Until the termination of this Section 3 in accordance with Section 8, the Stockholder agrees as follows:

      (a) Vote for the Company Approval Matters. At any duly noticed meeting of shareholders of the Company called to vote upon the approval and adoption of the Reorganization Agreement, the Plan of Arrangement and the consummation of the transactions contemplated thereby (collectively, the "Company Approval Matters"), or at any adjournment or postponement of such meeting or in any other circumstances upon which a vote, consent or other approval (including written consent) with respect to the Company Approval Matters is sought, the Stockholder shall vote (or cause to be voted), or execute a written consent in respect of, the Subject Shares in favor of the Company Approval Matters.

      (b) Vote Against Alternative Proposals. At any duly noticed meeting of shareholders of the Company or at any adjournment or postponement thereof or in any other circumstances upon which the vote, consent or other approval of the Company's shareholders is sought, the Stockholder shall be present (in person or by proxy) and shall vote (or cause to be voted) the Subject Shares against any amendment of the Company's articles of incorporation or by-laws or other proposal or transaction involving the Company or any of its Subsidiaries, which amendment or other proposal or transaction would in any manner impede, frustrate, prevent, delay or nullify the Reorganization Agreement or any of the other transactions contemplated by the Reorganization Agreement or change in any manner the voting rights of any outstanding class of capital stock of the Company. The Stockholder further agrees not to commit or agree to take any action inconsistent with the foregoing.

      4. Representation as to Proxies. The Stockholder represents that any proxies heretofore given in respect of the Subject Shares are not irrevocable, and that any such proxies are hereby revoked.

      5. Further Assurances. The Stockholder will, from time to time, execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as CIT may reasonably request for the purpose of effectively carrying out the transactions contemplated by this Agreement.

      6. Assignment; No Third Party Beneficiaries. Except as provided herein, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Except as otherwise expressly provided herein, this Agreement (including the documents and instruments referred to herein) is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

      7. Transfer of Subject Shares. Except pursuant to this Agreement, prior to the Closing, the Stockholder agrees not to (i) transfer, sell, pledge, assign or otherwise dispose of (including by gift) (collectively, "Transfer"), or enter into any contract, option or other arrangement (including any profit sharing arrangement) with respect to the Transfer of, any of the Subject Shares to any person other than pursuant to the terms of this Agreement, or (ii) enter into any voting arrangement, whether by proxy, power-of-attorney, voting agreement, voting trust or otherwise in connection, directly or indirectly, with respect to such Subject Shares.

      8. Termination. This Agreement (other than this Section 8 and Sections 10 and 12) shall terminate upon the earlier of (x) the termination of the Reorganization Agreement in accordance with Section 9.1 thereof and (y) the Effective Time. The provisions of this Section 8 and Sections 9 and 11 shall survive any such termination indefinitely or as otherwise set forth in such sections.


                                       2
                                Voting Agreement

      9. Termination of Agreement. The Stockholder and the Company acknowledge that upon consummation of the Arrangement and the other transactions contemplated by the Reorganization Agreement, the Shareholders' Agreement shall terminate, and the Stockholder shall have no further rights under the Shareholders' Agreement at and after the Effective Time.

      10. General Provisions.

      (a) Amendments. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

      (b) Notice. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (which is confirmed) or sent by overnight courier (providing proof of delivery) to CIT in accordance with the notification provision contained in the Reorganization Agreement and to the Stockholder at its address set forth on the books of the Company (or at such other address for a party as shall be specified by like notice).

      (c) Interpretation. When a reference is made in this Agreement to a Section, such reference shall be to a Section to this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Wherever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation." The phrases "the date of this Agreement", "the date hereof" and terms of similar import, unless the context otherwise requires, shall be deemed to refer to August 5, 1999.

      (d) Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

      (e) Entire Agreement. This Agreement (including the documents and the instruments referred to herein) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

      (f) Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the Province of Ontario regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof or of any other jurisdiction.

      (g) Severability. If any term, provision, covenant or restriction herein, or the application thereof to any circumstance, shall, to any extent, be held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions herein and the application thereof to any other circumstances, shall remain in full force and effect, shall not in any way be affected, impaired or invalidated, and shall be enforced to the fullest extent permitted by law, and the parties hereto shall reasonably negotiate in good faith a substitute term or provision that comes as close as possible to the invalidated and unenforceable term or provision, and that puts each party in a position as nearly comparable as possible to the position each such party would have been in but for the finding of invalidity or unenforceability, while remaining valid and enforceable.

      (h) Waiver. Any provisions of this Agreement may be waived at any time by the party that is entitled to the benefits thereof. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

      11. Stockholder Representative. The Stockholder signs solely in his capacity as the beneficial owner of the Subject Shares and nothing contained herein shall limit or affect any actions taken by the Stockholder in his capacity as an officer or a director of the Company, and none of such actions in such capacity shall be deemed to constitute a breach of this Agreement.

      12. Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent


                                       3
                                Voting Agreement
breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the United States District Court for the Southern District of New York, this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties hereto (a) consents to submit such party to the personal jurisdiction of the United States District Court for the Southern District of New York in the event any dispute arises out of this Agreement or any of the transactions contemplated hereby, (b) agrees that such party will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that such party will not bring any action relating to this Agreement or the transactions contemplated hereby in any court other than the United States District Court for the Southern District of New York, (d) waives any right to trial by jury with respect to any claim or proceeding related to or arising out of this Agreement or any of the transactions contemplated hereby, and (e) appoints The Corporation Trust Company as such party's agent for service of process in the State of New York in connection with any action to enforce this Agreement.

       IN WITNESS WHEREOF, this Agreement has been executed and delivered as of the date first written above.

                                THE CIT GROUP, INC.

                                By: /s/  Albert R. Gamper
                                    --------------------------------------------
                                    Name:  Albert R. Gamper
                                    Title: President and Chief Executive Officer

                                By: /s/ Bradley D. Nullmeyer
                                    --------------------------------------------
                                    Name:  Bradley D. Nullmeyer
                                    Title: President, Commercial Finance


                                       4
                                Voting Agreement

                                VOTING AGREEMENT

      THIS VOTING AGREEMENT (this "Agreement") is dated as of August 5, 1999, by and between David J. Sharpless (the "Stockholder") and The CIT Group, Inc., a Delaware corporation ("CIT").

                              W I T N E S S E T H:

      WHEREAS, CIT and Newcourt Credit Group Inc., an Ontario corporation (the "Company"), propose to enter into an Agreement and Plan of Reorganization, dated as of the date hereof (as the same may be amended or supplemented, the "Reorganization Agreement"), providing that CIT shall combine with the Company pursuant to a Plan of Arrangement (the "Arrangement"), upon the terms and subject to the conditions set forth in the Reorganization Agreement; and

      WHEREAS, capitalized terms used but not defined herein shall have the meanings set forth in the Reorganization Agreement; and

      WHEREAS, the Stockholder beneficially owns 64,217 common shares, without par value ("Company Common Shares"), of the Company (the "Subject Shares"); and

      WHEREAS, as an inducement to CIT to enter into the Reorganization Agreement, CIT has required that the Stockholder enter into this Agreement; and

      WHEREAS, CIT is prepared to execute the Reorganization Agreement and tender it to the Company for execution by the Company upon receipt of this Agreement duly executed by the Stockholder.

      NOW, THEREFORE, to induce CIT to enter into, and in consideration of its entering into, the Reorganization Agreement, and in consideration of the premises and the representations, warranties and agreements contained herein and therein, the parties, intending to be legally bound hereby, agree as follows:

      1. Representations and Warranties of the Stockholder. The Stockholder hereby represents and warrants to CIT as of the date hereof as follows:

      (a) Authority; No Violation. This Agreement has been validly executed and delivered by the Stockholder and (assuming due authorization, execution and delivery by CIT) constitutes a valid and binding obligation of the Stockholder, enforceable against the Stockholder in accordance with its terms.

      (b) The Subject Shares. As of the date of this Agreement, the Stockholder is the beneficial owner of and has the sole right to vote and dispose of the Subject Shares, free and clear of any Encumbrances whatsoever, except for any Encumbrances which arise hereunder or the Company's Share Loan Program. None of the Subject Shares is subject to any voting trust or other agreement, arrangement or restriction, except as contemplated by this Agreement or the Company's Share Loan Program.

      2. Representations and Warranties of CIT. CIT hereby represents and warrants to the Stockholder that CIT has full corporate power and authority to execute and deliver this Agreement. The execution and delivery of this Agreement has been duly and validly approved by the Board of Directors of CIT and no other corporate proceedings on the part of CIT are necessary to approve this Agreement. This Agreement has been duly and validly executed and delivered by CIT and (assuming due authorization, execution and delivery by the Stockholder) constitutes a valid and binding obligation of CIT, enforceable against CIT in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to the enforcement of creditors' rights generally and (ii) is subject to general principles of equity and the discretion of the court before which any proceedings seeking injunctive relief or specific performance may be brought. Neither the execution and delivery of this Agreement by CIT nor the consummation by CIT of the transactions contemplated hereby, nor compliance by CIT with any of the terms or provisions hereof, will (x) violate any provision of the governing documents of CIT or the certificate of incorporation, by-laws or similar governing documents of any of CIT's Subsidiaries, (y) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to CIT or any of CIT's Subsidiaries, or any of their respective properties or assets, or (z) violate, conflict with or result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of


                                       1
                                Voting Agreement
time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Encumbrance upon any of the respective properties or assets of CIT or any of CIT's Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which CIT or any of CIT's Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected.

      3. Covenants of the Stockholder as to Voting. Until the termination of this Section 3 in accordance with Section 8, the Stockholder agrees as follows:

      (a) Vote for the Company Approval Matters. At any duly noticed meeting of shareholders of the Company called to vote upon the approval and adoption of the Reorganization Agreement, the Plan of Arrangement and the consummation of the transactions contemplated thereby (collectively, the "Company Approval Matters"), or at any adjournment or postponement of such meeting or in any other circumstances upon which a vote, consent or other approval (including written consent) with respect to the Company Approval Matters is sought, the Stockholder shall vote (or cause to be voted), or execute a written consent in respect of, the Subject Shares in favor of the Company Approval Matters.

      (b) Vote Against Alternative Proposals. At any duly noticed meeting of shareholders of the Company or at any adjournment or postponement thereof or in any other circumstances upon which the vote, consent or other approval of the Company's shareholders is sought, the Stockholder shall be present (in person or by proxy) and shall vote (or cause to be voted) the Subject Shares against any amendment of the Company's articles of incorporation or by-laws or other proposal or transaction involving the Company or any of its Subsidiaries, which amendment or other proposal or transaction would in any manner impede, frustrate, prevent, delay or nullify the Reorganization Agreement or any of the other transactions contemplated by the Reorganization Agreement or change in any manner the voting rights of any outstanding class of capital stock of the Company. The Stockholder further agrees not to commit or agree to take any action inconsistent with the foregoing.

      4. Representation as to Proxies. The Stockholder represents that any proxies heretofore given in respect of the Subject Shares are not irrevocable, and that any such proxies are hereby revoked.

      5. Further Assurances. The Stockholder will, from time to time, execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as CIT may reasonably request for the purpose of effectively carrying out the transactions contemplated by this Agreement.

      6. Assignment; No Third Party Beneficiaries. Except as provided herein, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Except as otherwise expressly provided herein, this Agreement (including the documents and instruments referred to herein) is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

      7. Transfer of Subject Shares. Except pursuant to this Agreement, prior to the Closing, the Stockholder agrees not to (i) transfer, sell, pledge, assign or otherwise dispose of (including by gift) (collectively, "Transfer"), or enter into any contract, option or other arrangement (including any profit sharing arrangement) with respect to the Transfer of, any of the Subject Shares to any person other than pursuant to the terms of this Agreement, or (ii) enter into any voting arrangement, whether by proxy, power-of-attorney, voting agreement, voting trust or otherwise in connection, directly or indirectly, with respect to such Subject Shares.

      8. Termination. This Agreement (other than this Section 8 and Sections 9 and 11) shall terminate upon the earlier of (x) the termination of the Reorganization Agreement in accordance with Section 9.1 thereof and (y) the Effective Time. The provisions of this Section 8 and Sections 9 and 11 shall survive any such termination indefinitely or as otherwise set forth in such sections.

      9. General Provisions.

      (a) Amendments. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.


                                       2
                                Voting Agreement

      (b) Notice. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (which is confirmed) or sent by overnight courier (providing proof of delivery) to CIT in accordance with the notification provision contained in the Reorganization Agreement and to the Stockholder at its address set forth on the books of the Company (or at such other address for a party as shall be specified by like notice).

      (c) Interpretation. When a reference is made in this Agreement to a Section, such reference shall be to a Section to this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Wherever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation." The phrases "the date of this Agreement", "the date hereof" and terms of similar import, unless the context otherwise requires, shall be deemed to refer to August 5, 1999.

      (d) Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

      (e) Entire Agreement. This Agreement (including the documents and the instruments referred to herein) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

      (f) Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the Province of Ontario regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof or of any other jurisdiction.

      (g) Severability. If any term, provision, covenant or restriction herein, or the application thereof to any circumstance, shall, to any extent, be held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions herein and the application thereof to any other circumstances, shall remain in full force and effect, shall not in any way be affected, impaired or invalidated, and shall be enforced to the fullest extent permitted by law, and the parties hereto shall reasonably negotiate in good faith a substitute term or provision that comes as close as possible to the invalidated and unenforceable term or provision, and that puts each party in a position as nearly comparable as possible to the position each such party would have been in but for the finding of invalidity or unenforceability, while remaining valid and enforceable.

      (h) Waiver. Any provisions of this Agreement may be waived at any time by the party that is entitled to the benefits thereof. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

      10. Stockholder Representative. The Stockholder signs solely in his capacity as the beneficial owner of the Subject Shares and nothing contained herein shall limit or affect any actions taken by the Stockholder in his capacity as an officer or a director of the Company, and none of such actions in such capacity shall be deemed to constitute a breach of this Agreement.

      11. Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the United States District Court for the Southern District of New York, this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties hereto (a) consents to submit such party to the personal jurisdiction of the United States District Court for the Southern District of New York in the event any dispute arises out of this Agreement or any of the transactions contemplated hereby, (b) agrees that such party will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that such party will not bring any action relating to this Agreement or the transactions contemplated hereby in any court other than the United States District Court for the Southern District of New York, (d) waives any right to trial by jury with respect to any claim or proceeding related to or arising out of this


                                       3
                                Voting Agreement

Agreement or any of the transactions contemplated hereby, and (e) appoints The Corporation Trust Company as such party's agent for service of process in the State of New York in connection with any action to enforce this Agreement.

       IN WITNESS WHEREOF, this Agreement has been executed and delivered as of the date first written above.

                                THE CIT GROUP, INC.

                                By: /s/  Albert R. Gamper
                                    --------------------------------------------
                                    Name:  Albert R. Gamper
                                    Title: President and Chief Executive Officer

                                By: /s/ David J. Sharpless
                                    --------------------------------------------
                                    Name:  David J. Sharpless
                                    Title: Deputy Chairman of the Board of
                                           Directors


                                       4
                                Voting Agreement

                                     ANNEX K

                                                                      J P Morgan

September 21, 1999
J.P. Morgan Securities, Inc.
60 Wall Street
New York, NY
10260-0060

The Board of Directors
The CIT Group, Inc.
1211 Avenue of the Americas
New York, NY  10036

Attention: Albert R. Gamper, Jr.
           President and Chief Executive Officer

Ladies and Gentlemen:

You have requested our opinion as to the fairness, from a financial point of view, to The CIT Group, Inc. (the "Company") of the exchange ratio in connection with the proposed transaction (the "Transaction") involving the Company and Newcourt Credit Group, Inc. (the "Seller"). Pursuant to the Amended and Restated Agreement and Plan of Reorganization, dated as of August 5, 1999 (the "Agreement"), between the Company and the Seller, the Seller will become a wholly-owned subsidiary of the Company, and the Company will exchange for each share of Common Stock, par value $0.01 per share, of the Seller consideration equal to 0.70 shares of the Company, subject to the provisions of the Agreement.

In arriving at our opinion, we have reviewed: (i) the Agreement; (ii) the draft Joint Management Information Circular and Proxy Statement of the Company and the Seller relating to the Transaction (the "Proxy Statement"); (iii) certain publicly available information concerning the business of the Seller and the Company and of certain other companies engaged in businesses comparable to those of the Seller and the Company, and the reported market prices for certain other companies' securities deemed comparable; (iv) publicly available terms of certain transactions involving companies comparable to the Seller and the Company and the consideration received for such companies; (v) current and historical market prices of the common stock of the Seller and the Company; (vi) the audited financial statements of the Company and the Seller for the fiscal year ended December 31, 1998; (vii) the unaudited financial statements of the Company and the Seller for the period ended June 30, 1999; (viii) relative comparisons of the Company and the Seller on a variety of financial and market measures; (ix) certain internal financial analyses and forecasts prepared by the Company and its management; (x) certain internal financial analyses and forecasts prepared by the Seller and its management; (xi) certain internal financial analyses and forecasts with respect to the Seller that were prepared and adjusted by the Company and its management; and (xii) the terms of other business combinations that we deemed relevant.

In addition, we have held discussions with certain members of the management of the Company and the Seller with respect to certain aspects of the Transaction, the past and current business operations of the Company and the Seller, the financial condition and future prospects and operations of the Company and the Seller, the effects of the Transaction on the financial condition and future prospects of the Company and the Seller, and certain other matters we believed necessary or approximate to our inquiry. We have reviewed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.


                                       1
                                    Annex K

                                                                      J P Morgan

In giving our opinion, we have relied upon and assumed, without independent verification, the accuracy and completeness of all information that was publicly available or was furnished to us by the Company and the Seller or otherwise reviewed by us, and we have not assumed any responsibility or liability therefor. We have not conducted any valuation or appraisal of any assets or liabilities, nor have any such valuations or appraisals been provided to us. In relying on financial analyses and forecasts provided to us, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company and the Seller to which such analyses or forecasts relate. We have also assumed that the Transaction will have the tax consequences described in the Proxy Statement and in discussions with, and materials furnished to us by, representatives of the Company, and that the other transactions contemplated by the Agreement will be consummated as described in the Agreement and the Proxy Statement. We have relied as to all legal matters relevant to rendering our opinion upon the advice of counsel.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. We are expressing no opinion herein as to the price at which the Company's stock will trade at any future time.

We have acted as financial advisor to the Company with respect to the proposed Transaction and will receive a fee from the Company for our services. We maintain customary banking relationships with the Company and the Seller and have provided services to each of them in the past. In the ordinary course of their businesses, our affiliates may actively trade the debt and equity securities of the Company or the Seller for their own account or for the accounts of customers and, accordingly, they may at any time hold long or short positions in such securities.

On the basis of and subject to the foregoing, it is our opinion at of the date hereof that the exchange ratio in the proposed Transaction is fair, from a financial point of view, to the Company.

This letter is provided to the Board of Directors of the Company in connection with and for the purposes of its evaluation of the Transaction. This opinion does not constitute a recommendation to any stockholder of the Company as to how such stockholder should vote with respect to the Transaction. This opinion may be reproduced in full in any proxy or information statement mailed to stockholders of the Company.

Very truly yours,

J.P. MORGAN SECURITIES INC.

By: /s/ William F. Cruger
   ----------------------------------
   Name:  William F. Cruger
   Title: Managing Director


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                                    Annex K

                                     ANNEX L

                          Donaldson, Lufkin & Jenrette
           277 Park Avenue, New York, New York 10172 o (212) 892-3000

                                                              September 21, 1999

Board of Directors
The CIT Group, Inc.
650 CIT Drive
Livingston, NJ 07039

Dear Sirs:

      You have requested our opinion as to the fairness from a financial point of view to The CIT Group, Inc. (the "Company") of the Exchange Ratio (as defined below) pursuant to the terms of the Amended and Restated Agreement and Plan of Reorganization, dated as of August 5, 1999 (the "Agreement"), between the Company and Newcourt Credit Group Inc. ("NCT") pursuant to which NCT will become a wholly-owned subsidiary of the Company (the "Transaction").

      Pursuant to the Agreement and except as described in the next sentence, each share of NCT common stock will be converted into the right to receive 0.70 shares (the "Exchange Ratio") of Class A common stock, par value $0.01 per share, of the Company (the "Company Common Stock"). In lieu of Company Common Stock, certain Canadian holders of NCT common stock may elect to receive for each share of such stock an amount of non-voting exchangeable shares of a subsidiary of the Company equal to the Exchange Ratio, which shares are exchangeable into Company Common Stock as more fully set forth in the Agreement. In each case, the Exchange Ratio is subject to reduction as set forth in the Agreement.

      In arriving at our opinion, we have reviewed the Agreement, as well as financial and other information that was publicly available or furnished to us by the Company and NCT including information provided during discussions with their respective managements. Included in the information provided during discussions with management were certain financial projections of NCT for the period beginning January 1, 1999 and ending December 31, 2003 prepared by the management of NCT and adjusted by the management of the Company and certain financial projections of the Company for the period beginning January 1, 1999 and ending December 31, 2003 prepared by the management of the Company. From these financial projections, we extrapolated for the one-year period ending December 31, 2004, which extrapolations were reviewed by management of CIT. In addition, we have compared certain financial and securities data of the Company and NCT with various other companies whose securities are traded in public markets, reviewed the historical stock prices and trading volumes of the common stock of NCT and the Company, reviewed prices and premiums paid in certain other business combinations and conducted such other financial studies, analyses and investigations as we deemed appropriate for purposes of this opinion.

      In rendering our opinion, we have relied upon and assumed the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by the Company or NCT, or that was otherwise reviewed by us. In particular, we have relied upon the estimates of the management of the Company as to the amount and timing of the operating synergies achievable as a result of the Transaction and upon our discussion of such synergies and the timing thereof with the management of the Company. With respect to the financial projections supplied to us, we have relied on representations that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective managements of the Company and NCT as to the future operating and financial performance of the Company and NCT. With respect to the projections for the one-year period ending December 31, 2004, we have assumed that the bases on which they were prepared do not materially differ from the best available estimates and judgement of the management of CIT for such period. We have not assumed any responsibility for making any independent evaluation of any assets or liabilities of the Company or NCT or for making any independent verification of any of the information reviewed by us. We have relied as to certain legal matters on advice of counsel to the Company. As you know, we have had the opportunity to conduct only limited due diligence on NCT.


                                       1
                                    Annex L

      Our opinion is necessarily based on economic, market, financial and other conditions as they exist on, and on the information made available to us as of, the date of this letter. It should be understood that, although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffirm this opinion. Our opinion does not address the relative merits of the Transaction and any other business strategies being considered by the Company's Board of Directors, nor does it address the Board's decision to proceed with the Transaction. We are expressing no opinion as to the prices at which the Company's Common Stock will trade at any time. Our opinion does not constitute a recommendation to any stockholder as to how such stockholder should vote on the proposed Transaction.

      Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"), as part of its investment banking services, is regularly engaged in the valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. DLJ has performed investment banking and other services for the Company, including mergers and acquisitions advisory and debt underwriting, and has been compensated for such services.

      Based upon the foregoing and such other factors as we deem relevant, we are of the opinion that the Exchange Ratio is fair to the Company from a financial point of view.

Very truly yours,

DONALDSON, LUFKIN & JENRETTE
SECURITIES CORPORATION

By: /s/ Robert H. Clymer III
   ----------------------------------
   Name:  Robert H. Clymer III
   Title: Managing Director


                                       2
                                    Annex L

                                     ANNEX M

                              GOLDMAN, SACHS & CO.
                                     OPINION

PERSONAL AND CONFIDENTIAL

September 21, 1999
Board of Directors
Newcourt Credit Group Inc.
207 Queens Quay West
Suite 700
Toronto, Ontario M5J 1A7
Canada

Gentlemen:

      You have requested our opinion as to the fairness from a financial point of view to the holders of the outstanding shares of Common Shares (the "Newcourt Shares") of Newcourt Credit Group Inc. (the "Company") of the exchange ratio of
0.70 shares, subject to adjustment as provided in the Amended Agreement (as defined below), of either (a) shares of Class A Common Stock, par value $0.01 per share (the "CIT Common Stock"), of The CIT Group, Inc. ("CIT"), or (b) at the valid election of the Canadian resident holders of the Newcourt Shares, non-voting exchangeable shares of a newly formed indirect subsidiary of CIT (the "Exchangeable Shares"), each of which will be exchangeable for one share of CIT Common Stock, to be received for each Newcourt Share (the "Exchange Ratio") pursuant to the Amended and Restated Agreement and Plan of Reorganization between CIT and the Company (the "Amended Agreement") dated as of August 5, 1999, and the related Plan of Arrangement. The Amended Agreement supersedes the Agreement and Plan of Reorganization between CIT and the Company (the "Agreement") dated as of March 7, 1999, and the related Plan of Arrangement, pursuant to which the Exchange Ratio was 0.92.

      Goldman, Sachs & Co., as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We are familiar with the Company having provided certain investment banking services to the Company from time to time, including having acted as financial advisor in connection with the acquisition of AT&T Capital Corporation ("AT&T Capital"), as a co-manager of an offering of 38,500,000 Subscription Rights for Newcourt Shares in November 1997, as a lead or co-manager of offerings of selected debt securities and medium-term notes of the Company and AT&T Capital with varying maturities and coupons, as a dealer of the Company's commercial paper, and as its financial advisor in connection with, and having participated in certain of the negotiations leading to, the Agreement and the subsequent Amended Agreement. We also have provided certain investment banking services to CIT from time to time,


                                       1
                                    Annex M
including having acted as a joint lead manager in the initial public offering of 31,500,000 shares of CIT Common Stock in November 1997, and as lead or co-manager of offerings of selected senior debt securities and medium-term notes with varying maturities and coupons. In addition, we may provide investment banking services to CIT in the future. Goldman, Sachs & Co. provides a full range of financial advisory and securities services and, in the course of its normal trading activities, may from time to time effect transactions and hold securities, including derivative securities, of the Company or CIT for its own account and for the accounts of its customers.

      In connection with this opinion, we have reviewed, among other things, the Joint Management Information Circular and Proxy Statement; the Amended Agreement; Annual Reports to Stockholders and Annual Reports on Form 10-K of CIT for the five years ended December 31, 1998; Annual Reports to Shareholders of the Company for the five years ended December 31, 1998; Annual Reports to Stockholders and Annual Reports on Form 10-K of AT&T Capital for the four years ended December 31, 1997; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of CIT and AT&T Capital; certain interim reports to shareholders and Quarterly Reports on Form 6-K of the Company; certain other communications from the Company and CIT to their respective shareholders; certain internal financial analyses and forecasts for the Company, as revised, on a stand-alone basis under alternative scenarios prepared by management of the Company; certain internal financial analyses and forecasts for CIT prepared by the management of CIT; and certain operating cost savings and funding benefits projected by the managements of the Company and CIT to result from the transaction contemplated by the Amended Agreement (the "Synergies"). We also have held discussions with members of the senior management of the Company and CIT regarding the strategic rationale for, and the potential benefits of, the transaction contemplated by the Amended Agreement and the past and current business operations, financial condition and future prospects of their respective companies. In addition, we have reviewed the reported price and trading activity for the Newcourt Shares and CIT Common Stock, compared certain financial, stock market, and fixed income market information for the Company and CIT with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the finance industry specifically and in other industries generally and performed such other studies and analyses as we considered appropriate.

      The Company's financial forecasts, as revised, reflect modifications in projected financial results from the Company management projections previously furnished to, and utilized by, us in connection with our prior opinion, dated March 7, 1999. In rendering our opinion, we took into account, with your consent, the views of the management of the Company as to the risks and uncertainties associated with operating the business on a stand-alone basis.

      We have relied upon the accuracy and completeness of all of the financial and other information reviewed by us and have assumed such accuracy and completeness for purposes of rendering this


                                       2
                                    Annex M
opinion. In that regard, we have assumed, with your consent, that the internal financial forecasts and the Synergies, prepared by the managements of the Company and CIT have been reasonably prepared on a basis reflecting the best currently available judgments and estimates of the Company and CIT and that such Synergies will be realized in the amounts and at the times contemplated thereby. We are not experts in the evaluation of loan and lease portfolios for purposes of assessing the adequacy of the allowances for losses with respect thereto and have assumed, with your consent, that such allowances for each of the Company and CIT are in the aggregate adequate to cover all such losses. In addition, we have not reviewed individual credit files nor have we made an independent evaluation or appraisal of the assets and liabilities of the Company, CIT or any of their subsidiaries and we have not been furnished with any such evaluation or appraisal. We also have assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the transaction contemplated by the Amended Agreement will be obtained without any adverse effect on the Company, CIT or the combined company or on the contemplated benefits of the transaction contemplated by the Amended Agreement.

      Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the transaction contemplated by the Amended Agreement and such opinion does not constitute a recommendation as to how any holder of Newcourt Shares should vote with respect to such transaction.

      Based upon and subject to the foregoing and based upon such other matters as we consider relevant, it is our opinion that as of the date hereof the Exchange Ratio is fair from a financial point of view to the holders of Newcourt Shares. We are not expressing any opinion herein as to the prices at which the Exchangeable Shares may trade if and when they are issued or as to the election between the CIT Common Stock and the Exchangeable Shares.

                                                Very truly yours,

                                                /s/ Goldman, Sachs & Co.
                                                ------------------------
                                                    Goldman, Sachs & Co.

                                       3
                                    Annex M

                                     ANNEX N

                             CIBC WORLD MARKETS INC.

September 21, 1999

The Board of Directors
Newcourt Credit Group Inc.
207 Queens Quay West
Suite 700
Toronto, ON
M5J 1A7

Members of the Board:

      You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding common shares (the "Newcourt Shares") of Newcourt Credit Group Inc. (the "Company") of the Exchange Ratio (defined below) provided for in the Amended and Restated Agreement and Plan of Reorganization dated as of August 5, 1999 and the related Plan of Arrangement, appended thereto, (collectively, the "Amended Agreement"), between the Company and The CIT Group, Inc. ("CIT"). As more fully described in the Amended Agreement, each outstanding Newcourt Share will be transferred to a subsidiary of CIT ("Sub") in exchange for, at the holder's election and subject to adjustment as more fully described in the Amended Agreement, 0.70 (the "Exchange Ratio") of a share of (i) Class A Common Stock, par value $0.01 per share, of CIT (the "CIT Common Stock") or (ii) exchangeable shares in the capital of Sub (the "Exchangeable Shares"), which shares will be exchangeable, at the holder's election, on a one-for-one share basis for shares of CIT Common Stock; provided that holders of Newcourt Shares who are not eligible Canadian residents will not be entitled to elect to receive Exchangeable Shares. The Amended Agreement supersedes the Agreement and Plan of Reorganization between CIT and the Company dated as of March 7, 1999, and the related Plan of Arrangement, appended thereto (collectively, the "Agreement"), pursuant to which the exchange ratio was 0.92.

      CIBC World Markets Inc. ("CIBC World Markets") was jointly retained along with Goldman Sachs & Co. by the Board of Directors of the Company to provide to the Board financial advice and an opinion as to the fairness from a financial point of view of the Exchange Ratio to the holders of Newcourt Shares. Pursuant to the terms of the engagement, the Company has agreed to pay CIBC World Markets financial advisory fees plus a success fee. In addition, the Company has agreed to reimburse CIBC World Markets for its reasonable out-of-pocket expenses incurred in connection with the services provided by it and to indemnify and hold harmless CIBC World Markets and certain related parties, to the full extent lawful, from and against certain liabilities and expenses, including certain liabilities under the federal securities laws of the United States, incurred in connection with its engagement.

      CIBC World Markets, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. CIBC World Markets provides a full range of financial advisory and securities services and, in the course of its normal trading activities, may from time to time effect transactions and hold securities, including derivative securities, of the Company or CIT for its own account and for the accounts of customers. We are familiar with the Company having acted as its financial advisor in connection with the transaction contemplated by the Amended Agreement, and having participated in certain of the negotiations leading to the Agreement and the Amended Agreement. We also have provided certain investment banking services to the Company from time to time, including having acted as financial advisor and lead underwriter in August 1997 regarding the Company's acquisition of Commcorp Financial Services Inc. and the


                                       1
                                    Annex N
related C$279.5 million equity offering as well as the Company's November 1997 acquisition of AT&T Capital Corporation ("AT&T Capital") and the related C$1.771 billion equity offering. Canadian Imperial Bank of Commerce, ("CIBC") parent company to CIBC World Markets, provides a range of credit-related products and services, including shareholder loans, to the Company on an on-going basis. CIBC has acted as lead arranger of a C$1.2 billion revolving credit facility and co-arranger of two revolving credit facilities totaling US$2.25 billion over the past 24 months. CIBC is also the lead arranger of C$2.4 billion of asset securitization vehicles in support of the Company's on-going origination activities. In addition to the corporate and investment banking services rendered, CIBC holds a direct interest in the Company representing approximately 9.5% of the Newcourt Shares outstanding and has the right, pursuant to a shareholders agreement with certain institutional shareholders and members of management, to nominate two representatives for election to the Company's Board of Directors and has exercised that right. CIBC has also participated in selected CIT credit facilities with varying terms and maturities.

      In connection with this opinion, we have reviewed, among other things, the Amended Agreement; Annual Reports to Stockholders and Annual Reports on Form 10-K of CIT for the five years ended December 31, 1998; Annual Reports to Shareholders of the Company for the five years ended December 31, 1998; Annual Reports on Form 40-F of the Company for the two years ended December 31, 1998; Annual Reports to Stockholders and Annual Reports on Form 10-K of AT&T Capital for the four years ended December 31, 1997; certain interim reports to shareholders and Quarterly Reports on Form 6-K for the Company; certain interim reports to stockholders and Quarterly Reports on Form 10-Q for AT&T Capital; certain interim reports to stockholders and Quarterly Reports on Form 10-Q for CIT; certain other communications from the Company and CIT to their respective stockholders; certain internal financial analyses and forecasts for the Company, as revised to reflect modifications in projected financial results from the Company's management projections furnished to, and utilized by, us in connection with our prior opinion, dated March 7, 1999 in connection with the Agreement; certain internal financial analyses and forecasts for CIT prepared by the management of CIT; and certain operating cost savings and funding benefits projected by the managements of the Company and CIT to result from the transaction contemplated by the Amended Agreement (the "Synergies"). We also have held discussions with members of the senior management of the Company and CIT regarding the strategic rationale for, and the potential benefits of, the transaction contemplated by the Amended Agreement and the past and current business operations, regulatory relationships, financial condition, and future prospects of their respective companies. In addition, we have reviewed the reported price and trading activity for the Newcourt Shares and CIT Common Stock, compared certain financial, stock market and fixed income market information for the Company and CIT with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the finance industry specifically and in other industries generally and performed such other studies and analyses as we considered appropriate.

      This opinion is rendered on the basis of securities markets and economic, financial and general business conditions prevailing as at the date hereof. In its analyses and in preparing the opinion, CIBC World Markets made numerous assumptions with respect to industry performance, general business and economic conditions and other matters as they exist and can be evaluated by us on the date hereof, many of which are beyond the control of CIBC World Markets or any party involved in the transaction contemplated by the Amended Agreement.

      In rendering our opinion, we have relied upon and assumed, without independent verification or investigation, the accuracy and completeness of all of the financial and other information provided to or discussed with us. In that regard, we have assumed, with your consent, that the financial forecasts, including, without limitation, the Synergies, have been reasonably prepared on a basis reflecting the best currently available information, judgments and estimates of the Company and CIT and that such forecasts and Synergies will be realized in the amounts and at the times contemplated thereby. We are not experts in the evaluation of loan and lease portfolios for purposes of assessing the adequacy of the allowances for losses with respect thereto and have assumed, with your consent, that such allowances for each of the Company and CIT are in the aggregate adequate to cover all such losses. In addition, we have not reviewed individual credit files nor have we made an independent evaluation or appraisal of the assets or liabilities of the Company, CIT or any of their subsidiaries and we have not been furnished with any such evaluation or appraisal. We also have assumed, with your consent, that the transaction contemplated by the Amended Agreement will be accounted for as a purchase

                                       2
                                    Annex N
under generally accepted accounting principles and that obtaining any necessary governmental, regulatory or other consents and approvals necessary for the consummation of the transaction contemplated by the Amended Agreement or otherwise will not have a material adverse effect on the Company, CIT or the combined company resulting from the transaction contemplated by the Amended Agreement or on the contemplated benefits of the transaction. We are not expressing an opinion as to the underlying valuation, future performance or long-term viability of the Company or CIT or the prices at which the CIT Common Stock or the Exchangeable Shares may trade at any time in the future. In addition our opinion does not address the relative merits of the transaction contemplated by the Amended Agreement as compared to any alternative business transactions that might be available to the Company.

      Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the transaction contemplated by the Amended Agreement and such opinion does not constitute a recommendation as to how any holder of Newcourt Shares should vote with respect to such transaction or the form of consideration to be elected by such shareholder in the transaction contemplated by the Amended Agreement.

      We understand that this transaction is not subject to the formal valuation requirements under Ontario Securities Commission Policy Statement No. 9.1 and Quebec Securities Commission Policy Statement No. Q-27. Accordingly, we were not engaged to prepare and have not prepared a formal valuation or appraisal of the common shares, assets or liabilities (contingent or otherwise) of the Company or CIT and this opinion should not be construed as such.

      The opinion is given as of the date hereof and CIBC World Markets disclaims any undertaking or obligation to advise the Board of any change in any fact or matter affecting the opinion which may come or be brought to CIBC World Markets' attention after the date hereof. Notwithstanding and without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the opinion after the date hereof, CIBC World Markets reserves the right to change, modify or withdraw the opinion.

      Based upon and subject to the foregoing and based upon such other matters as we consider relevant, it is our opinion that as of the date hereof the Exchange Ratio pursuant to the Amended Agreement is fair, from a financial point of view, to the holders of Newcourt Shares.

                                                Very truly yours,

                                                CIBC WORLD MARKETS INC.

                                       3
                                    Annex N

                                     ANNEX O

               AMENDMENT TO RESTATED CERTIFICATE OF INCORPORATION
                             OF THE CIT GROUP, INC.


       Under Sections 242 and 245 of the Delaware General Corporation Law

      The CIT Group, Inc. (the "Corporation"), a corporation organized and existing under the General Corporation Law of the State of Delaware, does hereby certify that:

      1. The name of the Corporation is The CIT Group, Inc.

      2. The original certificate of incorporation of the Corporation was filed by the Secretary of State of the State of Delaware on the 29th day of August, 1979. The name under which the Corporation was originally incorporated was "RCA Holdings Corp." The certificate of incorporation was amended by amendments filed with the Secretary of State of the State of Delaware on January 31, 1980 and April 30, 1986, further amended and restated in its entirety by the filing of a Restated Certificate of Incorporation on December 29, 1989, subsequently further amended by the filing of an amendment thereto on September 26, 1997, and further amended and restated in its entirety by the filing of an Amended and Restated Certificate of Incorporation on November 12, 1997 (as so amended, the "Restated Certificate of Incorporation").

      3. This Amended and Restated Certificate of Incorporation restates, integrates and further amends the Corporation's existing Restated Certificate of Incorporation as follows:

      (1) Article FOURTH has been amended to rename the Class A Common Stock as "Common Stock," to remove the authorization for the issuance of Class B Common Stock, to reclassify all authorized Class B Common Stock as Common Stock and to remove the conversion and other provisions relating to the Class B Common Stock;

      (2) Article EIGHTH has been amended to eliminate the reference to the Class B Transferee and to eliminate references to multiple classes of common stock; and

      (3) Article NINTH has been amended to eliminate references to multiple classes of common stock.

      4. The Restated Certificate of Incorporation of The CIT Group, Inc., as amended or supplemented heretofore, is further amended hereby, and is hereby restated to read in its entirety, as hereinafter set forth:


                AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

                                       OF

                               THE CIT GROUP, INC.

      FIRST: The name of the Corporation is The CIT Group, Inc.

      SECOND: Its registered office in the State of Delaware is located at Corporation Trust Center, 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801. The name of its registered agent at such address is THE CORPORATION TRUST COMPANY.

      THIRD: The purpose and powers of the Corporation are to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

      FOURTH: (a) The total number of shares of stock that the Corporation shall have authority to issue is 1,260,000,000, of which (i) 50,000,000 shares shall be shares of preferred stock, par value $.01 per share (the "Preferred Stock"), and (ii) 1,210,000,000 shares shall be shares of Common Stock, par value $.01 per share ("Common Stock").

      (b) Shares of Preferred Stock may be issued from time to time in one or more series. Subject to any limitations set forth in this Amended and Restated Certificate of Incorporation and any limitations prescribed by the laws of the State of Delaware, the Board of Directors is expressly authorized, prior to the issuance of any series of Preferred Stock, to fix by resolution or resolutions providing for the issue of any series, the number of


                                       1
                                    Annex O
shares included in such series and the designation, relative powers, preferences and participating, optional or other special rights, and the qualifications, limitations or restrictions of such series.

      (c) The Board of Directors shall have the sole power to issue additional shares of stock of any class or series at any time or from time to time.

      FIFTH: In determining the number of the record holders of outstanding shares of any class of stock of the Corporation for the purpose of computing or determining the method of computing the vote or determining the right to vote at any meeting of stockholders or of a class of stockholders, the original stock ledger of the Corporation as at the close of business on the record date fixed for such meeting or, if the stock transfer books of the Corporation shall have been closed for a period immediately preceding the date of such meeting, then as at the close of business on the date as of which such stock transfer books were so closed, shall be conclusive for all purposes, and in determining the number or the record holders of outstanding shares of any class of stock of the Corporation for any other purpose, the original stock ledger of the Corporation as at the close of business on the date as of which the determination is being made, shall be conclusive for all purposes; all notwithstanding any other provision of this Amended and Restated Certificate of Incorporation.

      SIXTH: The Board of Directors shall have all powers and authorities conferred upon it by the laws of the State of Delaware and is expressly authorized to adopt, amend or repeal the By-Laws of the Corporation. The Corporation may in its By-Laws confer powers upon its directors in addition to the powers and authorities expressly conferred upon them by the laws of the State of Delaware.

      SEVENTH: (a) Subject to the rights of the holders of any series of Preferred Stock to elect additional directors under specific circumstances, the number of directors of the Corporation shall be fixed by the By-Laws of the Corporation and may be increased or decreased from time to time in such a manner as may be prescribed by the By-Laws. The directors of the Corporation need not be stockholders thereof.

      (b) Unless and except to the extent that the By-Laws of the Corporation shall so require, the election of directors of the Corporation need not be by written ballot.

      (c) Subject to any rights of holders of Preferred Stock, any vacancy occurring in the Board of Directors caused by death, resignation, increase in number of directors or otherwise may be filled by a majority of the directors then in office, though less than a quorum, or by a sole remaining director.

      EIGHTH: (a) Any corporate action required to be taken at any annual or special meeting of the stockholders, or any corporate action which may be taken at any annual or special meeting of the stockholders, may be taken only at a duly called annual or special meeting of stockholders and may not be taken by written consent of the stockholders in lieu of a meeting.

      (b) Unless otherwise prescribed by law or this Amended and Restated Certificate of Incorporation, special meetings of stockholders may be held at any time on call of the Chairman of the Board of Directors, a Vice Chairman of the Board of Directors, the Chief Executive Officer, the President or, at the request in writing of a majority of the Board of Directors, any other officer.

      NINTH: (a) In anticipation that DKB will remain a substantial stockholder of the Corporation, and in anticipation that the Corporation and DKB may engage in the same or similar activities or lines of business and have an interest in the same areas of corporate opportunities, and in recognition of the benefits to be derived by the Corporation through its continued contractual, corporate and business relations with DKB (including possible service of directors and officers and other employees of DKB as directors or officers or other employees of the Corporation), the provisions of this Article NINTH are set forth to regulate and define the conduct of certain affairs of the Corporation as they may involve DKB and its directors and officers and other employees, and the powers, rights, duties and liabilities of the Corporation and its directors, officers and other employees and stockholders in connection therewith.

      (b) DKB shall have no duty to refrain from engaging in the same or similar activities or lines of business as the Corporation, and neither DKB nor any director or officer or other employee thereof (except as provided in subsection
(c) below) shall be liable to the Corporation or its stockholders for breach of any fiduciary duty by reason of any such activities of DKB. In the event that DKB acquires knowledge of a potential transaction or matter which may be a corporate opportunity for both DKB and the Corporation, DKB shall have no duty to


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                                    Annex O
communicate or offer such corporate opportunity to the Corporation and shall not be liable to the Corporation or its stockholders for breach of any fiduciary duty as a stockholder of the Corporation by reason of the fact that DKB pursues or acquires such corporate opportunity for itself, directs such corporate opportunity to another person or does not communicate information regarding such corporate opportunity to the Corporation.

      (c) In the event that a director or officer or other employee of the Corporation who is also a director or officer or other employee of DKB acquires knowledge of a potential transaction or matter which may be a corporate opportunity for both the Corporation and DKB, such director or officer or other employee of the Corporation shall have fully satisfied and fulfilled his fiduciary duty to the Corporation and its stockholders with respect to such corporate opportunity, if such person acts in a manner consistent with the following policy:

          (1) A corporate opportunity offered to any person who is an officer or employee of the Corporation, and who is also a director but not an officer or employee of DKB, shall belong to the Corporation; (2) a corporate opportunity offered to any person who is a director but not an officer or employee of the Corporation, and who is also a director or officer or other employee of DKB shall belong to the Corporation if such opportunity is expressly offered to such person in writing solely in his capacity as a director of the Corporation, and otherwise shall belong to DKB; and (3) a corporate opportunity offered to any person who is an officer or other employee of both the Corporation and DKB, or an officer of one and a non-officer employee of the other, shall belong to the Corporation if such opportunity is expressly offered to such person in writing solely in his capacity as an officer or employee of the Corporation, and otherwise shall belong to DKB.

      (d) Any person purchasing or otherwise acquiring any interest in shares of the capital stock of the Corporation shall be deemed to have notice of and to have consented to the provisions of this Article NINTH.

      (e) For purposes of this Article NINTH only:

          (1) A director of the Corporation who is Chairman of the Board of Directors of the Corporation or of a committee thereof shall not be deemed to be an officer or employee of the Corporation by reason of holding such position (without regard to whether such position is deemed an officer of the Corporation under the By-Laws of the Corporation), unless such person is a full-time employee of the Corporation; and

          (2) (i) The term "Corporation" shall mean the Corporation and all corporations, partnerships, joint ventures, associations and other entities which are controlled by the Corporation (directly or indirectly) through the ownership of the outstanding voting power of such corporation, partnership, joint venture, association or other entity or otherwise and
     (ii) the term "DKB" shall mean DKB and all corporations, partnerships, joint ventures, associations and other entities (other than the Corporation, defined in accordance with subsection (i) of this Section
     (e)(2)) which are controlled by DKB (directly or indirectly) through the ownership of the outstanding voting power of such corporation, partnership, joint venture, association or other entity or otherwise.

      (f) Notwithstanding anything in this Amended and Restated Certificate of Incorporation to the contrary, the foregoing provisions of this Article NINTH shall expire on the date that DKB ceases to own beneficially Common Stock representing at least 25% of the total voting power of outstanding Common Stock of the Corporation and no person who is a director or officer or other employee of the Corporation is also a director or officer or other employee of DKB. Neither the alteration, amendment or repeal of this Article NINTH nor the adoption of any provision of this Amended and Restated Certificate of Incorporation inconsistent with this Article shall eliminate or reduce the effect of this Article in respect of any matter occurring, or any cause of action, suit or claim that, but for this Article NINTH, would accrue or arise, prior to such alteration, amendment, repeal or adoption.

      TENTH: The Corporation elects not to be governed by Section 203 of the General Corporation Law.

      ELEVENTH: The personal liability of the directors of the Corporation is hereby eliminated to the fullest extent permitted by the General Corporation Law (including, without limitation, paragraph (7) of subsection (b) of Section 102 thereof), as the same may be amended and supplemented from time to time. Any repeal or


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modification of this Article ELEVENTH shall not adversely affect any right or protection of a director of the Corporation existing hereunder with respect to any act or omission occurring prior to or at the time of such repeal or modification.

      TWELFTH: The Corporation shall, to the fullest extent permitted by the General Corporation Law (including, without limitation, Section 145 thereof), as the same may be amended and supplemented from time to time, indemnify any and all persons whom it shall have power to indemnify under the General Corporation Law. The indemnification provided for herein shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled, whether as a matter of law or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

      THIRTEENTH: The By-Laws of the Corporation may be altered, amended or repealed at any meeting of the Board of Directors or of the stockholders, provided that notice of such alteration, amendment or repeal be contained in the notice of such meeting of the Board of Directors or stockholders (subject, in the case of meetings of stockholders, to the provisions of Article II of the By-Laws), as the case may be.

      FOURTEENTH: Unless the context of this Amended and Restated Certificate of Incorporation otherwise requires, words of any gender shall be deemed to include each other gender and words using the singular or plural number shall also include the plural or singular number, respectively.

      5. This Amended and Restated Certificate of Incorporation was duly adopted by the Board of Directors of the Corporation in accordance with Section 245 of the General Corporation Law and by the affirmative vote of the holders of a majority of the outstanding stock of the Corporation entitled to vote thereon, in accordance with Section 242 of the General Corporation Law.

       IN WITNESS WHEREOF, the Corporation has caused this Certificate to be signed by Albert R. Gamper, Jr., its President and Chief Executive Officer, this ___ day of _____________, 1999.


                               THE CIT GROUP, INC.

                               By:      ________________________________
                               Name:   Albert R. Gamper, Jr.
                               Title:  President and Chief Executive Officer
 ATTEST:

 --------------------------
 Ernest D. Stein, Secretary


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                                    Annex O

                                     ANNEX P


                               The CIT Group, Inc.
                       Long-Term Equity Compensation Plan
                              Amended and Restated
                             as of October 26, 1999

      Article 1. Establishment, Objectives, and Duration

      1.1. Establishment of the Plan. The CIT Group, Inc., a Delaware corporation (hereinafter referred to as the "Company"), hereby establishes an incentive compensation plan to be known as "The CIT Group, Inc. Long-Term Equity Compensation Plan" (hereinafter referred to as the "Plan"), as set forth in this document. The Plan permits the grant of Annual Incentive Awards, Nonqualified Stock Options, Incentive Stock Options, Stock Appreciation Rights, Restricted Stock, Performance Shares and Performance Units.

      The Plan became effective as of November 1, 1997 (the "Effective Date"). The Plan has been amended and restated as of October 26, 1999 with respect to awards made on or after such date and shall remain in effect as provided in
Section 1.3 hereof.

      1.2. Objectives of the Plan. The objectives of the Plan are to optimize the profitability and growth of the Company through incentives which are consistent with the Company's goals and which link the personal interests of Participants to those of the Company's stockholders; to provide Participants with an incentive for excellence in individual performance; and to promote teamwork among Participants.

      The Plan is further intended to provide flexibility to the Company in its ability to motivate, attract, and retain the services of Participants who make significant contributions to the Company's success and to allow Participants to share in the success of the Company.

      1.3. Duration of the Plan. The Plan shall commence on the Effective Date, as described in Section 1.1 hereof, and shall remain in effect, subject to the right of the Compensation Committee of the Board of Directors of the Company to amend or terminate the Plan at any time pursuant to Article 14 hereof, until all Awards granted hereunder are satisfied by the issuance of Shares and/or the payment of cash. However, in no event may an Award be granted under the Plan on or after the tenth anniversary of the Effective Date.


      Article 2. Definitions

      Except where the context otherwise indicates, any masculine term used herein shall include the feminine, the plural shall include the singular, and the singular shall include the plural.

      Whenever used in the Plan, the following terms shall have the meanings set forth below, and when the meaning is intended, the initial letter of the word shall be capitalized:

      2.1. "Annual Incentive Award" means annual incentive compensation awarded under Article 6.

      2.2. "Award" means, individually or collectively, a grant under this Plan of Annual Incentive Awards, Nonqualified Stock Options, Incentive Stock Options, Stock Appreciation Rights, Restricted Stock, Performance Shares or Performance Units.

      2.3. "Award Agreement" means an agreement entered into by the Company and each Participant setting forth the terms and provisions applicable to an Award.

      2.4. "Beneficial Owner" or "Beneficial Ownership" shall have the meaning ascribed to such term in Rule 13d-3 of the General Rules and Regulations under the Exchange Act.

      2.5. "Board" or "Board of Directors" means the board of directors of the Company.

      2.6. "Change of Control"

          (a) Any Person becomes the Beneficial Owner, directly or indirectly, of securities representing a majority of the combined voting power of the Company's then outstanding securities generally entitled to vote for the election of Directors;


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                                    Annex P

          (b) As a result of a cash tender offer, merger or other business combination, sales of assets or contested election, or any combination of the foregoing transactions (a "Transaction"), the persons who were Directors of the Company immediately before the Transaction shall cease to constitute a majority of the Board of the Company or of any successor to the Company. Notwithstanding the foregoing, the Company's initial public offering shall not constitute a Change of Control for the purposes of this Plan.

      2.7. "Code" means the Internal Revenue Code of 1986, as amended from time to time.

      2.8. "Committee" means the Compensation Committee of the Board or such other Committee appointed by the Board pursuant to Section 3.1 to administer the Plan with respect to grants of Awards.

      2.9. "Company" means The CIT Group, Inc., a Delaware corporation, and any successor thereto, or any Subsidiary, division or affiliate thereof.

      2.10 "Covered Employee" means any Participant who is designated by the Committee prior to the date that the Committee establishes the Performance Targets for a Plan Year, to be a "covered employee" within the meaning of Code
Section 162(m).

      2.11. "Director" means any individual who is a member of the Board of Directors.

      2.12. "Disability" means a physical or mental impairment sufficient to make an individual eligible for benefits under the Company's Long-Term Disability Plan.

      2.13. "Effective Date" shall have the meaning ascribed to such term in
Section 1.1 hereof.

      2.14. "Employee" means any individual who is an employee of the Company or any Subsidiary.

      2.15. "Exchange Act" means the Securities Exchange Act of 1934, as amended from time to time, or any successor thereto.

      2.16. "Fair Market Value" means the closing sale price at which Shares were sold regular way on the relevant date on the principal securities exchange on which Shares were traded on such date or, if there was no sale on the relevant date, then on the last previous day on which there was such a sale; provided that "Fair Market Value" for any Awards made concurrent with or contingent upon the consummation of the initial public offering of Shares in 1997 means the initial public offering price of Shares covered by such initial public offering.

      2.17. "Freestanding SAR" means an SAR that is granted independently of any Options, as described in Article 8 herein.

      2.18. "Incentive Stock Option" or "ISO" means an option to purchase Shares granted under Article 7 herein and which is designated as an Incentive Stock Option and which is intended to meet the requirements of Code Section 422.

      2.19. "Insider" shall mean an individual who is, on the relevant date, an officer, Director or Beneficial Owner of ten percent (10%) or more of any class of the Company's equity securities that is registered pursuant to Section 12 of the Exchange Act, all as defined under Section 16 of the Exchange Act and the General Rules and Regulations promulgated thereunder.

      2.20. "Nonemployee Director" means a Director who is not an Employee of the Company or any Subsidiary or of The Dai-Ichi Kangyo Bank, Limited or any of its direct or indirect subsidiaries.

      2.21. "Nonqualified Stock Option" or "NQSO" means an option to purchase Shares granted under Article 7 herein which is not intended to be treated as an "incentive stock option" under Code Section 422.

      2.22. "Option" means an Incentive Stock Option or a Nonqualified Stock Option.

      2.23. "Option Price" means the price at which a Share may be purchased by a Participant pursuant to an Option.

      2.24. "Participant" means an Employee or Director designated by the Committee to participate in the Plan.

      2.25. "Performance Share" means an Award granted to a Participant, as described in Article 10 herein.


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                                    Annex P

      2.26. "Performance Target" means a Company goal which shall be equal to a desired level or levels for any Plan Year or Plan Years of any or a combination of the following criteria on an absolute or relative basis and, where applicable, measured before or after interest, depreciation, amortization, service fees, extraordinary items and/or special items: (i) pre-tax earnings,
(ii) operating earnings, (iii) after-tax earnings, (iv) return on investment,
(v) earned value added, (vi) earnings per share, (vii) revenues, (viii) cash flow or cash flow on investment, (ix) return on assets or return on net assets,
(x) return on capital, (xi) return on equity, (xii) return on sales, (xiii) operating margin, (xiv) total shareholder return or stock price appreciation or
(xv) net income, in each case determined in accordance with generally accepted accounting principles (subject to modifications approved by the Committee) consistently applied for the Company on a divisional, subsidiary or consolidated basis or any combination thereof.

      2.27. "Performance Unit" means an Award granted to a Participant, as described in Article 10 herein.

      2.28. "Period of Restriction" means the period during which the transfer of Shares of Restricted Stock is limited in some way (based on the passage of time, the achievement of a Performance Target, if applicable, or upon the occurrence of other events as determined by the Committee, at its discretion), and the Shares are subject to a substantial risk of forfeiture, as provided in
Article 9 herein.

      2.29. "Person" shall have the meaning ascribed to such term in Section 3(a)(9) of the Exchange Act and used in Sections 13(d) and 14(d) thereof, including a "group" as described in Section 13(d) thereof.

      2.30. "Plan" means The CIT Group, Inc. Long-Term Equity Compensation Plan.

      2.31. "Plan Year" means the fiscal year of the Company.

      2.32. "Restricted Stock" means an Award of Shares granted to a Participant pursuant to Article 9 herein.

      2.33. "Retirement" shall have the meaning ascribed to such term in The CIT Group, Inc. Retirement Plan.

      2.34. "Shares" means the shares of Class A common stock of the Company par value $.01 per Share.

      2.35. "Stock Appreciation Right" or "SAR" means an Award, granted alone or in connection with a related Option, designated as an SAR, pursuant to the terms of Article 8 herein. An SAR may be either a Freestanding SAR or a Tandem SAR.

      2.36. "Subsidiary" means any corporation, partnership, joint venture, or other entity which is consolidated with the Company for financial reporting purposes, provided that for ISOs, "Subsidiary" has the meaning set forth in Code
Section 422.

      2.37. "Tandem SAR" means an SAR that is granted in connection with a related Option pursuant to Article 8 herein, the exercise of which shall require forfeiture of the right to purchase a Share under the related Option (and when a Share is purchased under the Option, the Tandem SAR shall similarly be canceled).


      Article 3. Administration

      3.1. The Administrator. The Plan shall be administered by the Committee.

      3.2. Authority of the Administrator. Except as limited by law or by the Certificate of Incorporation or Bylaws of the Company, and subject to the provisions of the Plan, the Committee shall have full power and authority, in its sole discretion, to (a) select Participants from among all eligible Employees and Directors and determine the nature, amount, terms and conditions of Awards in a manner consistent with the Plan; (b) make Awards to Participants;
(c) construe and interpret the Plan and any agreement or instrument entered into under the Plan; (d) adopt, amend, waive or rescind such rules and regulations as the Committee may deem appropriate for the proper administration or operation of the Plan; (e) subject to the provisions of Article 14, amend the terms and conditions of any outstanding Award to the extent such terms and conditions are within the discretion of the Committee as provided in the Plan; and (f) make all other determinations and take all other actions as may be necessary, appropriate or advisable for the administration or operation of the Plan. As permitted by law and to the extent permitted by Code Section 162(m), the Committee may delegate to any individual or committee (including a Committee of Nonemployee Directors, to the extent that the Committee shall not be so constituted) its authority, or any part thereof, as it deems necessary, appropriate or advisable for proper administration or operation of the Plan.


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                                    Annex P

      3.3 Determination of Performance Target. The Committee shall adopt in writing each year, within 90 days of such year, the applicable Performance Target that must be achieved in order to receive Annual Incentive Awards, Shares of Restricted Stock (if applicable) or Performance Units and Performance Shares under the Plan.

      3.4. Decisions Binding. All determinations, interpretations, decisions or other actions made or taken by the Committee pursuant to the provisions of the Plan and all related orders and resolutions of the Committee shall be final, conclusive and binding for all purposes and upon all persons, including without limitation the Company, its stockholders, Directors, Employees, Participants, and Participants' estates and beneficiaries.


      Article 4. Shares Subject to the Plan and Maximum Awards

      4.1. Number of Shares Available for Grants. Subject to adjustment as provided in this Section 4.1 and Section 4.3 herein, the maximum number of Shares with respect to which Awards may be granted to Participants under the Plan shall be 23.8 million of the Company's total outstanding shares of all classes of common stock of the Company, plus (i) the number of Shares pursuant to options that are not granted to participants or are canceled, terminate, expire or lapse for any reason without the issuance of Shares or payment in respect thereof under the terms of The CIT Group, Inc. Transition Option Plan (the "Transition Option Plan"), reduced by (ii) the number of Shares granted pursuant to options under the Transition Option Plan in excess of 5.1 million, if any. Shares issued under the Plan may be either authorized but unissued Shares, treasury Shares or any combination thereof.

      4.2. Lapsed Awards. If any Award granted under this Plan is canceled, terminates, expires, or lapses for any reason without the issuance of Shares or payment in respect thereof (with the exceptions of the termination of a Tandem SAR upon exercise of the related Option, or the termination of a related Option upon exercise of the corresponding Tandem SAR), any Shares subject to such Award again shall be available for the grant of an Award under the Plan to the fullest extent permitted under Rule 16b-3 of the Exchange Act and Sections 422 and 162(m) of the Code.

      4.3. Adjustments in Authorized Shares. In the event of any change in corporate capitalization, such as a stock split, stock dividend or combination of shares or a corporate transaction, such as any merger, consolidation, separation, including a spin-off, or other distribution of stock or property of the Company, any reorganization (whether or not such reorganization comes within the definition of such term in Code Section 368), or any partial or complete liquidation of the Company, an adjustment shall be made in the number and class of Shares which may be delivered under Section 4.1, in the number and class of and/or price of Shares subject to outstanding Awards granted under the Plan, and in the Awards limits set forth in subsections 4.4 (a), (b), (c), (d) and (e) as may be determined to be appropriate and equitable by the Committee, in its sole discretion, to prevent dilution or enlargement of rights, provided, however, that the number of Shares subject to any Award shall always be a whole number.

      4.4. Maximum Awards. The following rules shall apply to grants of such Awards under the Plan:

          (a) Annual Incentive Awards: The Annual Incentive Award pool for each Plan Year for Covered Employees shall be the sum of (i) 3% of the consolidated pre-tax earnings of the Company (the "Annual Pool") and
          (ii) an amount not to exceed $2 million of the remaining portion of the preceding Plan Year's Annual Pool, if any, that was not paid to Covered Employees in the preceding Plan Year ((the "Carryover Amount"), together (the "Total Pool")). The maximum aggregate payout with respect to Annual Incentive Awards granted in any one Plan Year to any one Covered Employee shall not exceed (i) 30% of the Annual Pool plus (ii) one half of the Carryover Amount and in no event shall Covered Employees, as a group, receive Annual Incentive Awards in excess of 100% of the Total Pool for a Plan Year. If such 100% limitation is exceeded, each Covered Employee's Annual Incentive Award shall be reduced pro rata.

          (b) Stock Options: The maximum aggregate number of Shares that may be granted in the form of Stock Options, pursuant to any Award granted in any one Plan Year to any one single Participant shall be 100% of the maximum number of Shares provided under Section 4.1.

          (c) SARs: The maximum aggregate number of Shares that may be granted in the form of Stock Appreciation Rights, pursuant to any Award granted in any one Plan Year to any one single Participant shall be 100% of the maximum number of Shares provided under Section 4.1.


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                                    Annex P

          (d) Restricted Stock: The maximum aggregate grant with respect to Awards of Restricted Stock granted in any one Plan Year to any one Participant shall be 100% of the maximum number of Shares provided under Section 4.1.

          (e) Performance Shares/Performance Units: The maximum aggregate grant with respect to Awards of Performance Shares or Performance Units granted in any one Plan Year to any one Participant shall be 100% of the maximum number of Shares provided under Section 4.1.


      Article 5. Eligibility and Participation

      5.1. Eligibility. Persons eligible to participate in this Plan include Directors and all Employees of the Company and its Subsidiaries, including Employees who are members of the Board.

      5.2. Actual Participation. Subject to the provisions of the Plan, the Committee may, from time to time, select from all eligible Employees and Directors, those to whom Awards shall be granted and shall determine the nature, amount and terms and conditions of each Award.


      Article 6. Annual Incentive Awards

      6.1. General. Subject to the provisions of the Plan, the Committee may grant Annual Incentive Awards to Participants at any time and from time to time in such amount and upon such terms and conditions as the Committee may determine.

      6.2. Determination of Annual Incentive Awards. The Committee shall determine the Annual Incentive Award, if any, subject to the attainment of the Performance Target and the maximum Annual Incentive Award limit specified in
Section 4.4, payable to each Participant. As soon as practicable after the close of each Plan Year, the Committee shall determine with respect to each Participant whether and the extent to which any applicable Performance Targets were attained or exceeded.

      6.3. Payment of Annual Incentive Awards. Annual Incentive Awards shall be payable to Participants at such time(s) and in cash or in Shares of equivalent value or in some combination thereof, as the Committee shall determine.

      6.4. Termination of Employment with the Company.

          (a) Subject to Section 6.5(b) hereto and the provisions of Article 13, if a Participant's employment with the Company is terminated prior to the payment by the Company of an Annual Incentive Award for any Plan Year, such Award shall be forfeited and shall not be payable to the Participant.

          (b) In the event of the Participant's death, Disability or Retirement in the Plan Year, the Committee may grant and authorize payment of an Award for such Plan Year to the Participant or, in the event of death, the Participant's beneficiary as designated under Article 11 hereto, in such amount as the Committee in its discretion deems appropriate.

      6.5 Nontransferability of Annual Incentive Award. No right to an Annual Incentive Award may be sold, transferred, pledged, assigned or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution.

      6.6 Adjustment. If any Performance Target or other criterion upon which Annual Incentive Awards for any Plan Year or Plan Years is based shall have been affected by special factors (including material changes in accounting policies or practices, material acquisitions or dispositions of property, or other unusual or unplanned items) which in the Committee's judgment should or should not be taken into account, in whole or in part, in the equitable administration of the Plan, the Committee may, for any purpose of the Plan, adjust the Performance Target or criterion for such Plan Year or Plan Years (and subsequent Plan Years, as appropriate) and make credits, payments and reductions accordingly under the Plan; provided, however, that the Committee shall not have the authority to make any such adjustments with respect to Annual Incentive Awards paid to any Participant who is at such time a Covered Employee.


      Article 7. Stock Options

      7.1. Grant of Options. Subject to the terms and provisions of the Plan, Options may be granted to Participants in such number, and upon such terms, and at any time and from time to time as shall be determined


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                                    Annex P
by the  Committee,  provided  however,  in the case of ISOs,  the aggregate Fair
Market Value (determined at the time the ISO is granted) of the Shares with respect to which ISOs are exercisable for the first time by any optionee during any calendar year (under all plans of the Company and any Subsidiary) shall not exceed $100,000.

      7.2. Award Agreement. Each Option granted shall be evidenced by an Award Agreement that shall specify the Option Price, the duration of the Option, the number of Shares to which the Option pertains, and such other provisions as the Committee shall determine. The Award Agreement also shall specify whether the Option is intended to be an ISO within the meaning of Code Section 422, or an NQSO whose grant is intended not to fall under the provisions of Code Section 422.

      7.3. Option Price. The Option Price for each grant of an Option under this Plan shall be at least equal to one hundred percent (100%) of the Fair Market Value of a Share on the date the Option is granted except that (i) initial grants of NQSOs made under the Plan concurrent with or contingent upon the consummation of the initial public offering of Shares in 1997 may be granted with an exercise price equal to the initial public offering price of Shares covered by such initial public offering and (ii) and in the case of an ISO granted to a Participant owning (actually or constructively under Code Section 424(d)) more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or of a Subsidiary, the Option Price shall not be less than one hundred and ten percent (110%) of the Fair Market Value of the Shares on the date of grant.

      7.4. Duration of Options. Each Option granted to a Participant shall expire at such time as the Committee shall determine at the time of grant; provided, however, that no Option shall be exercisable later than the tenth
(10th) anniversary date of its grant and no ISO granted to a five percent (5%) shareholder of the Company shall be exercisable later than the fifth anniversary of the date of grant.

      7.5. Exercise of Options. Options granted under this Article 7 shall be exercisable at such times and be subject to such restrictions and conditions as the Committee shall in each instance approve, which need not be the same for each Award or for each Participant.

      7.6. Payment. Options granted under this Article 7 shall be exercised by the delivery of notice of exercise to the Company or its designee, setting forth the number of Shares with respect to which the Option is to be exercised, accompanied by full payment for the Shares.

      The Option Price upon exercise of any Option shall be payable to the Company or its designee in full either (a) in cash or its equivalent, or (b) by tendering previously acquired Shares having an aggregate Fair Market Value at the time of exercise equal to the total Option price (provided that the Shares which are tendered must have been held by the Participant for at least six (6) months prior to their tender to satisfy the Option Price), or (c) by a combination of (a) and (b).

      The Committee also may allow cashless exercise as permitted under the Federal Reserve Board's Regulation T, subject to applicable securities law restrictions, or by any other means which the Committee determines to be consistent with the Plan's purpose and applicable law.

      Subject to any governing rules or regulations, as soon as practicable after receipt of a written notification of exercise and full payment, the Company shall deliver to the Participant, in the Participant's name, Share certificates in an appropriate amount based upon the number of Shares purchased under the Option(s); provided, however, that if the Committee permits cashless exercise of Options, a Participant may elect to receive the cash proceeds from the cashless exercise in lieu of Shares.

      7.7. Restrictions on Share Transferability. The Committee may impose such restrictions on the transfer of any Shares acquired pursuant to the exercise of an Option granted under this Article 7 as it may deem advisable, including, without limitation, restrictions under applicable Federal securities laws, under the requirements of any stock exchange or market upon which such Shares are then listed and/or traded, and under any blue sky or state securities laws applicable to such Shares.

      7.8. Termination of Employment with the Company. Subject to the provisions of Article 13, each Participant's Award Agreement shall set forth the extent to which the Participant shall have the right to exercise the Option following termination of the Participant's employment with the Company or any Subsidiary. Such provisions shall be determined in the sole discretion of the Committee, shall be included in the Award


                                       6
                                    Annex P

Agreement entered into with each Participant, need not be uniform among all Options issued pursuant to this Article 7, and may reflect distinctions based on the reasons for termination of employment with the Company.


      7.9. Nontransferability of Options.

          (a) Incentive Stock Options. No ISO granted under the Plan may be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution. Further, all ISOs granted to a Participant under the Plan shall be exercisable during his or her lifetime only by such Participant or in the event of the Participant's legal incapacity, the Participant's legal guardian or representative.

          (b) Nonqualified Stock Options. Except as otherwise provided in a Participant's Award Agreement, no NQSO granted under this Article 7 may be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution; provided, however, Participants who are executive officers of the Company, may in the Committee's sole discretion, transfer a NQSO to a member of such Participant's immediate family or to a trust for the benefit of such Participant's immediate family pursuant to the provisions of Revenue Ruling 98-21. Further, except as otherwise provided in a Participant's Award Agreement or with respect to the immediate family member or trust established for the immediate family of an executive officer of the Company, as determined by the Committee, in its sole discretion, all NQSOs granted to a Participant under this Article 7 shall be exercisable during his or her lifetime only by such Participant or in the event of the Participant's legal incapacity, the Participant's legal guardian or representative.


      Article 8. Stock Appreciation Rights.

      8.1. Grant of SARs. Subject to the terms and conditions of the Plan, SARs may be granted to Participants at any time and from time to time as shall be determined by the Committee. The Committee may grant Freestanding SARs, Tandem SARs, or any combination of these forms of SAR.

      The Committee shall have complete discretion in determining the number of SARs granted to each Participant; and, consistent with the provisions of the Plan, in determining the terms and conditions pertaining to such SARs.

      The grant price of a Freestanding SAR shall equal the Fair Market Value of a Share on the date of grant of the SAR. The grant price of Tandem SARs shall equal the Option Price of the related Option.

      8.2. Exercise of Tandem SARs. Tandem SARs may be exercised for all or part of the Shares subject to the related Option upon the surrender of the right to exercise the equivalent portion of the related Option. A Tandem SAR may be exercised only with respect to the Shares for which its related Option is then exercisable.

      Notwithstanding any other provision of this Plan to the contrary, with respect to a Tandem SAR granted in connection with an ISO: (i) the Tandem SAR will expire no later than the expiration of the underlying ISO; (ii) the value of the payout with respect to the Tandem SAR may be for no more than one hundred percent (100%) of the difference between the Option Price of the underlying ISO and the Fair Market Value of the Shares subject to the underlying ISO at the time the Tandem SAR is exercised; and (iii) the Tandem SAR may be exercised only when the Fair Market Value of the Shares subject to the ISO exceeds the Option Price of the ISO.

      8.3. Exercise of Freestanding SARs. Freestanding SARs may be exercised upon whatever terms and conditions the Committee, in its sole discretion, imposes upon them.

      8.4. SAR Agreement. Each SAR grant shall be evidenced by an Award Agreement that shall specify the grant price, the term of the SAR, and such other provisions as the Committee shall determine.

      8.5. Term of SARs. The term of an SAR granted under the Plan shall be determined by the Committee, in its sole discretion; provided, however, that such term shall not exceed ten (10) years.

      8.6. Payment of SAR Amount. Upon exercise of an SAR, a Participant shall be entitled to receive payment from the Company in an amount determined by multiplying:


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                                    Annex P

          (a) The difference between the Fair Market Value of a Share on the date of exercise over the grant price by

          (b) The number of Shares with respect to which the SAR is exercised.

      At the discretion of a Participant, the payment upon SAR exercise may be in cash, in Shares of equivalent value, or in some combination thereof, subject to the availability of Shares to the Company.

      8.7. Rule 16b-3 Requirements. Notwithstanding any other provision of the Plan, the Committee may impose such conditions on exercise of an SAR (including, without limitation, the right of the Committee to limit the time of exercise to specified periods) as may be required to satisfy the requirements of any exemption from the liability provisions of Section 16 of the Exchange Act (or any successor rule).

      8.8. Termination of Employment with the Company. Subject to the provisions of Article 13, each SAR Award Agreement shall set forth the extent to which the Participant shall have the right to exercise the SAR following termination of the Participant's employment with the Company or a Subsidiary. Such provisions shall be determined in the sole discretion of the Committee, shall be included in the Award Agreement entered into with a Participant, need not be uniform among all SARs issued pursuant to the Plan, and may reflect distinctions based on the reasons for termination of employment with the Company.

      8.9. Nontransferability of SARs. Except as otherwise provided in a Participant's Award Agreement, no SAR granted under the Plan may be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution. Further, except as otherwise provided in a Participant's Award Agreement, all SARs granted to a Participant under the Plan shall be exercisable during his or her lifetime only by such Participant or in the event of the Participant's legal incapacity, the Participant's legal guardian or representative.


      Article 9. Restricted Stock

      9.1. Grant of Restricted Stock. Subject to the terms and provisions of the Plan, the Committee, at any time and from time to time, may grant Shares of Restricted Stock to Participants in such amounts as the Committee shall determine upon the attainment of the Performance Target, if applicable. As soon as practicable after the close of each Plan Year, the Committee shall determine with respect to each Participant whether and the extent to which any applicable Performance Targets were attained or exceeded.

      9.2. Restricted Stock Agreement. Each Restricted Stock Award shall be evidenced by a Restricted Stock Award Agreement that shall specify the restrictions, including restrictions creating a substantial risk of forfeiture, the Period(s) of Restriction, the number of Shares of Restricted Stock granted, and as such other provisions as the Committee shall determine. Restrictions on Restricted Stock shall lapse at such time(s) and in such manner and subject to such conditions as the Committee shall in each instance determine, which need not be the same for each Award or for each Participant.

      9.3. Transferability. Except as provided in this Article 9, the Shares of Restricted Stock granted herein may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated until the end of the applicable Period of Restriction established by the Committee and specified in the Restricted Stock Award Agreement, or upon earlier satisfaction of any other conditions, as specified by the Committee in its sole discretion and set forth in the Restricted Stock Award Agreement. All rights with respect to the Restricted Stock granted to a Participant under the Plan shall be available during his or her lifetime only to such Participant, or in the event of the Participant's legal incapacity, to the Participant's legal guardian or representative.


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                                    Annex P

      9.4. Other Restrictions. The Committee shall impose such other conditions and/or restrictions on any Shares of Restricted Stock granted pursuant to the Plan as it may deem advisable including, without limitation, a requirement that Participants pay a stipulated purchase price for each Share of Restricted Stock, time-based restrictions on vesting following the attainment of the Performance Target, if applicable, and/or restrictions under applicable Federal or state securities laws.

      The Company or its designee shall retain the certificates representing Shares of Restricted Stock in the Company's possession until such time as all conditions and/or restrictions applicable to such Shares have been satisfied.

      Except as otherwise provided in this Article 9, Shares of Restricted Stock covered by each Restricted Stock grant made under the Plan shall become freely transferable by the Participant after the last day of the applicable Period of Restriction.

      9.5. Voting Rights. During the Period of Restriction, Participants holding shares of Restricted Stock granted hereunder may exercise full voting rights with respect to those Shares.

      9.6. Dividends and Other Distributions. During the Period of Restriction, Participants holding Shares of Restricted Stock granted hereunder may be credited with regular cash dividends paid with respect to the underlying Shares while they are so held. The Committee may apply any restrictions to the dividends that the Committee deems appropriate. In the event that any dividend constitutes a "derivative security" within the meaning of Rule 16a-1 of the General Rules and Regulations promulgated under the Exchange Act or an "equity security" within the meaning of Section 3(a)(11) of the Exchange Act, such dividend shall be subject to a period of restriction equal to the remaining Period of Restriction applicable to the Restricted Stock with respect to which the dividend has been paid.

      9.7. Termination of Employment with the Company. Subject to the provisions of Article 13, each Restricted Stock Award Agreement shall set forth the extent to which the Participant shall have the right to receive unvested Restricted Shares following termination of the Participant's employment with the Company or any Subsidiary. Such provisions shall be determined in the sole discretion of the Committee, shall be included in the Award Agreement entered into with each Participant, need not be uniform among all Shares of Restricted Stock issued pursuant to the Plan, and may reflect distinctions based on the reasons for termination of employment with the Company.


      Article 10. Performance Units and Performance Shares.

      10.1. Grant of Performance Units/Shares. Subject to the terms of the Plan, Performance Units and/or Performance Shares may be granted to Participants in such amounts and upon such terms, and at any time and from time to time, as shall be determined by the Committee upon the attainment of the Performance Target. Each Award of Performance Shares and/or Performance Units shall be evidenced by an Award Agreement that shall specify the initial value of such Performance Shares and/or Performance Units, the Performance Target which payment of such Performance Shares and/or Performance Units depends, the time period during which the Performance Target must be met (the "Performance Period"), the number of Performance Shares and/or Performance Units awarded and such other terms and conditions as the Committee may determine.

      10.2. Value of Performance Units/Shares. Each Performance Unit shall have an initial value that is established by the Committee at the time of grant. Each Performance Share shall have an initial value equal to the Fair Market Value of a Share on the date of grant.

      10.3. Earning of Performance Units/Shares. Subject to the terms of this Plan, after the applicable Performance Period has ended, the holder of Performance Units/Shares shall be entitled to receive payout on the number and value of Performance Units/Shares earned by the Participant over the Performance Period, to be determined, as a function of the extent to which the corresponding Performance Target has been achieved. As soon as practicable after the close of each Plan Year, the Committee shall determine with respect to each Participant whether and the extent to which any applicable Performance Targets were attained or exceeded.

      10.4. Payment of Performance Shares/Units. As soon as practicable after the end of a Performance Period, if the applicable Performance Target for that Performance Period have been achieved, the Company shall deliver to a Participant payment for such Participant's Performance Shares and/or Performance Units in an


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                                    Annex P
amount determined, as specified in such Participant's Performance Share and/or Unit Award Agreement, on the last day of the Performance Period by reference to the achievement of the applicable Performance Target. The Committee may permit a Participant to elect payment of the aggregate value of such Participant's Performance Shares and/or Performance Units in cash or in Shares of equivalent value or in some combination thereof, subject to the availability of Shares to the Company. If, and to the extent that, dividends with respect to Shares are declared or paid during the Performance Period, the Committee may direct payment of dividend equivalents to a Participant in an amount equal to the dividends that such Participant would receive or have received if such Participant's Performance Shares were Shares; provided, however, that such dividend equivalents shall be subject to the same restrictions as apply to dividends payable with respect to Restricted Stock pursuant to Section 9.4.

      10.5. Termination of Employment with the Company. Subject to the provisions of Article 13, each Participant's Performance Share and/or Unit Award Agreement shall set forth if, and the extent to which, the Participant shall have the right to receive payment of Performance Shares and/or Performance Units following termination of the Participant's employment with the Company or any Subsidiary. Such terms and conditions shall be determined in the sole discretion of the Committee, need not be uniform among all Performance Share and/or Performance Unit Awards and may reflect distinctions based on the reasons for termination of employment with the Company.

      10.6. Nontransferability. Except as otherwise provided in a Participant's Award Agreement, Performance Units/Shares may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution. Further, except as otherwise provided in a Participant's Award Agreement, a Participant's rights under the Plan shall be exercisable during the Participant's lifetime only by the Participant or, in the event of the Participant's legal incapacity, the Participant's legal representative.


      Article 11. Beneficiary Designation

      The beneficiary or beneficiaries of the Participant to whom any benefit under the Plan is to be paid in case of his or her death before he or she receives any or all of such benefit shall be determined under the Company's Group Life Insurance Plan. A Participant under the Plan may, from time to time, name any beneficiary or beneficiaries to receive any benefit in case of his or her death before he or she receives any or all of such benefit. Each such designation shall revoke all prior designations by the same Participant, including the beneficiary designated under the Company's Group Life Insurance Plan, and will be effective only when filed by the Participant in writing (in such form or manner as may be prescribed by the Committee) with the Company during the Participant's lifetime. In the absence of a valid designation under the Company's Group Life Insurance Plan or otherwise, if no validly designated beneficiary survives the Participant or if each surviving validly designated beneficiary is legally impaired or prohibited from taking, the Participant's beneficiary shall be the Participant's estate.


      Article 12. Deferrals

      The Committee may permit or require a Participant to defer such Participant's receipt of the payment of cash or the delivery of Shares that would otherwise be due to such Participant by virtue of the exercise of an Option or SAR, the lapse or waiver of restrictions with respect to Restricted Stock, or the satisfaction of any requirements or goals with respect to Performance Units/Shares. If any such deferral election is required or permitted, the Committee shall, in its sole discretion, establish rules and procedures for such payment deferrals.


      Article 13. Termination of Employment with the Company After a Change of Control

      13.1. Treatment of Outstanding Awards. If a Participant's employment with the Company is terminated by the Company, or, if applicable, a Subsidiary, or a successor to the Company or a Subsidiary, on or after a Change of Control and prior to the first anniversary of such Change of Control:

          (a) Any and all SARs and Options granted hereunder, other than Options granted in consideration of the termination of The CIT Group, Inc. Career Incentive Plan (the "CIT Career Incentive Plan") or granted in consideration of The CIT Group, Inc. Initial Public Offering (the "CIT Initial Public Offering"), shall become immediately exercisable, and shall remain exercisable throughout their entire term;


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                                    Annex P

          (b) Any Period of Restriction and restrictions imposed on Restricted Stock, other than Restricted Stock granted in consideration of the termination of the CIT Career Incentive Plan or granted in consideration of the CIT Initial Public Offering, shall lapse; and

          (c) The Performance Target with respect to all outstanding Awards of Annual Incentive Awards, Restricted Stock, Performance Units and Performance Shares shall be deemed to have been attained as of the date of the Participant's termination of employment with the Company. The vesting of all Awards denominated in Shares shall be accelerated as of the date of the Participant's termination of employment with the Company.

      13.2. Treatment of Options and Restricted Stock Granted in Consideration of the Termination of the CIT Career Incentive Plan or Granted in Consideration of the CIT Initial Public Offering. If a Participant's employment with the Company is terminated by the Company, or, if applicable, a Subsidiary, or a successor to the Company or a Subsidiary, on or after a Change of Control and prior to the fifth anniversary of the Effective Date:

          (a) All Options granted in consideration of the termination of the CIT Career Incentive Plan or granted in consideration of the CIT Initial Public Offering held by the Participant, if any, shall become immediately exercisable and shall remain exercisable throughout their entire term; and

          (b) Any Period of Restriction and all restrictions imposed on Restricted Stock granted in consideration of the termination of the CIT Career Incentive Plan or granted in consideration of the CIT Initial Public Offering, if any, shall lapse.

      13.3 Discretionary Vesting upon a Change of Control. Notwithstanding the provisions of Section 13.1 and Section 13.2 of the Plan, the Board may, in its sole discretion, prior to the date of a Change of Control, accelerate the vesting of any Award granted to a Participant under the Plan upon a Change of Control.

      13.4. Termination, Amendment, and Modifications of Change of Control Provisions. Notwithstanding any other provision of this Plan or any Award Agreement provision, the provisions of this Article 13 may not be terminated, amended, or modified on or after the date of Change of Control to affect adversely any Award theretofore granted under the Plan without the prior written consent of the Participant with respect to said Participant's outstanding Awards; provided, however, the Board of Directors, upon recommendation of the Committee, may terminate, amend or modify this Article 13 at any time and from time to time prior to the date of a Change of Control.


      Article 14. Amendment, Adjustment, and Termination.

      14.1. Amendment and Termination. Subject to Section 14.3, the Committee may at any time, and from time to time, in its sole discretion alter, amend, suspend or terminate the Plan in whole or in part for any reason or for no reason; provided, however, that no amendment or other action that requires stockholder approval in order for the Plan to continue to comply with applicable law shall be effective unless such amendment or other action shall be approved by the requisite vote of stockholders of the Company entitled to vote thereon.

      14.2. Adjustment of Awards. Subject to Section 14.3, the Committee may make adjustments to Awards and in the terms and conditions of, and the criteria included in, Award Agreements in recognition of (a) unusual or nonrecurring events (including, without limitation, the events described in Section 4.3) affecting the Company or the financial statements of the Company, and/or (b) changes in applicable laws, regulations or accounting principles whenever the Committee determines that such adjustments are appropriate.

      14.3. Awards Previously Granted. No alteration, amendment, suspension or termination of the Plan shall adversely affect in any material way any Award previously made under the Plan without the written consent of the affected Participant; provided, however, that the Committee may modify, without a Participant's consent, any Award previously made to a Participant who is a foreign national or employed outside the United States to recognize differences in local law, tax policy or custom.

      14.4. Compliance with Code Section 162(m). At all times when Code Section 162(m) is applicable, all Awards granted under this Plan shall comply with the requirements of Code Section 162(m); provided, however, that in the event the Committee determines that such compliance is not desired with respect to any Award of


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                                    Annex P

Restricted Stock, compliance with Code Section 162(m) will not be required. In addition, in the event that changes are made to Code Section 162(m) to permit greater flexibility with respect to any Award or Awards available under the Plan, the Committee may, subject to this Article 14, make any adjustments it deems appropriate.


Article 15 Withholding.

      15.1. Tax Withholding. The Company shall have the power and the right to deduct or withhold, or require a Participant to remit to the Company, an amount sufficient to satisfy Federal, state, and local taxes, domestic or foreign, required by law or regulation to be withheld with respect to any taxable event arising as a result of this Plan.

      15.2. Share Withholding. With respect to withholding required upon the exercise of Options or SARs, upon the lapse of restrictions on Restricted Stock, or upon any other taxable event arising as a result of Awards granted hereunder, Participants may elect to satisfy the withholding requirement, in whole or in part, by having the Company withhold Shares having a Fair Market Value on the date the tax is to be determined equal to the statutory total tax (using the Federal Supplemental wage rate, and state or local equivalent as well as any FICA or Medicare taxes) which could be imposed on the transaction. All such elections shall be irrevocable, made in such form as the Committee shall designate, and shall be subject to any restrictions or limitations that the Committee, in its sole discretion, deems appropriate.


      Article 16. Successors.

      All obligations of the Company under the Plan with respect to Awards granted hereunder shall be binding on any successor to the Company, whether the existence of such successor is the result of a direct or indirect purchase, merger, consolidation, or otherwise, of all or substantially all of the business and/or assets of the Company.


      Article 17. Legal Construction.

      17.1. Gender and Number. Except where otherwise indicated by the context, any masculine term used herein also shall include the feminine; the plural shall include the singular and the singular shall include the plural.

      17.2. Severability. In the event any provision of the Plan shall be held illegal or invalid for any reason, the illegality or invalidity shall not affect the remaining parts of the Plan, and the Plan shall be construed and enforced as if the illegal or invalid provision had not been included.

      17.3. Requirements of Law. The granting of Awards and the issuance of Shares under the Plan shall be subject to all applicable laws, rules, and regulations, and to such approvals by any governmental agencies or national securities exchanges as may be required.

      17.4. Securities Law Compliance. With respect to Insiders, transactions under this Plan are intended to comply with all applicable conditions of Rule 16b-3 or its successors under the 1934 Act. To the extent any provision of the Plan or action by Committee fails to so comply, it shall be deemed null and void, to the extent permitted by law and deemed advisable by the Committee.

      17.5. Governing Law. To the extent not preempted by Federal law, the Plan, and all agreements hereunder, shall be construed in accordance with and governed by the laws of the state of New York.

      17.6. Special Compensation. Except as otherwise required by law or as specifically provided in any plan or program maintained by the Company, no payment under the Plan shall be included or taken into account in determining any benefit under any pension, thrift, profit sharing, group insurance, or other benefit plan maintained by the Company.

      17.7. Incompetent Payee. If the Committee shall find that any individual to whom any amount is payable under the Plan is found by a court of competent jurisdiction to be unable to care for his affairs because of illness or accident, or is a minor, or has died, then the payment due him or his estate (unless a prior claim thereof has been made by a duly appointed legal representative) may, if the Committee so elects, be paid to his spouse, a


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child, a relative, an institution maintaining or having custody of such individual, or any other individual deemed by the Committee to be a proper recipient on behalf of such individual otherwise entitled to payment. Any such payment shall constitute a complete discharge of all liability of the Plan thereof.

      17.8. Plan Not an Employment Contract. This Plan is not and shall not be deemed to constitute a contract of employment between the Company and any Employee or other individual, nor shall anything herein contained be deemed to give any Employee or other individual any right to be retained in his employer's employ or to in any way limit or restrict his employer's right or power to discharge any Employee or other individual at any time and to treat such Employee without any regard to the effect which such treatment might have upon him as a Participant of the Plan.


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                                     ANNEX Q

                               THE CIT GROUP, INC.

                             TRANSITION OPTION PLAN


              Effective as of the Effective Time, as defined in the Amended and Restated Agreement and Plan of Reorganization between
    The CIT Group, Inc. and Newcourt Credit Group Inc., dated August 5, 1999


1. PURPOSE

      This Plan has been established by The CIT Group, Inc. to provide a means by which options to purchase shares of Newcourt Credit Group Inc. common stock under the Newcourt Credit Group Inc. Stock Option Plan may be exchanged pursuant to the terms of the Amended and Restated Agreement and Plan of Reorganization between the Company and Newcourt, dated August 5, 1999 into options to purchase shares of the Company's common stock par value $.01 per share (all capitalized terms shall have the meanings provided below).


2. DEFINITIONS

      In this Plan, the following terms have the following meanings:

           "Agreement" means an agreement entered into by the Company and each Participant setting forth the terms and provisions applicable to a CIT Option.

           "Board" means the board of directors of the Company.

           "CIT Options" mean options granted under the Plan.

           "CIT Shares" mean the shares of Class A common stock of the Company par value $.01 per share.

           "Code" means the Internal Revenue Code of 1986, as amended.

           "Committee" means the Compensation Committee of the Board or such other committee appointed by the Board to administer the Plan.

           "Company" means The CIT Group, Inc., a Delaware corporation, and any successor thereto, or any subsidiary, division or affiliate thereof.

           "ECP" means The CIT Group, Inc. Long-Term Equity Compensation Plan, amended and restated as of October 26, 1999.

           "Effective Time" shall have the meaning provided in the Reorganization Agreement.

           "Exchange Ratio" shall have the meaning provided in the Reorganization Agreement.

           "Fair Market Value" means on any day, with respect to CIT Shares which are (a) listed on a United States securities exchange, the last sales price of such shares on such day on the largest United States securities exchange on which such shares shall have traded on such day, or if such day is not a day on which a United States securities exchange is open for trading, on the immediately preceding day on which such securities exchange was open, (b) not listed on a United States securities exchange but is included in The NASDAQ Stock Market System (including The NASDAQ National Market), the last sales price on such system of such shares on such day, or if such day is not a trading day, on the immediately preceding trading day, (c) neither listed on a United States securities exchange nor included in The NASDAQ Stock Market System, but are listed on the Toronto Stock Exchange (the "TSE"), the last sales price on the TSE of such shares on such day, or if such day is not a day the TSE is open for trading, on the immediately preceding trading day or (d) not listed on a United States securities exchange, not included in The NASDAQ Stock Market System and not listed on the TSE, the fair market value of such shares as determined from time to time by the Board in good faith in its sole discretion.


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                                    Annex Q

           "Grant Date" means the date on which a Newcourt Option is exchanged for a CIT Option pursuant to the terms of the Plan.

           "Newcourt" means Newcourt Credit Group, Inc., an Ontario corporation.

           "Newcourt Grant Letter" means the letter from Newcourt to each grantee of a Newcourt Option under the Newcourt Plan setting forth the terms and provisions applicable to a Newcourt Option.

           "Newcourt Options" mean options granted under the Newcourt Plan.

           "Newcourt Plan" means the Newcourt Credit Group Inc. Stock Option Plan, dated as of February 18, 1999.

           "Newcourt Shares" mean shares of common stock of Newcourt.

           "Option Price" shall have the meaning as set forth in Section 6(c) herein.

           "Participant" means any person who has been granted a CIT Option under the Plan.

           "Participant's Successors" shall mean the Participant's estate or the person or persons to whom a CIT Option has been transferred by will or by the laws of descent or distribution.

           "Plan" means The CIT Group, Inc. Transition Option Plan, as amended and restated from time to time.

           "Reorganization Agreement" means the Amended and Restated Agreement and Plan of Reorganization between the Company and Newcourt, dated August 5, 1999.

           "Take-over Bid" means (a) a bona fide offer by any person or company or group of persons or companies (an "Offeror") to acquire CIT Shares where the CIT Shares subject to the offer to acquire, together with the Offeror's CIT Shares, constitute in the aggregate 50% or more of the issued and outstanding CIT Shares at the date of the offer to acquire; (b) a bona fide offer to exchange CIT Shares for the shares of another company pursuant to an amalgamation, tender offer, merger or similar transaction where the CIT Shares subject to the offer to exchange, together with the Offeror's CIT Shares, constitute in the aggregate 50% or more of the issued and outstanding CIT Shares at the date of the offer to exchange; (c) a bona fide offer to acquire CIT Shares pursuant to a plan of arrangement or similar transaction where the CIT Shares subject to the offer to acquire together with the Offeror's CIT Shares constitute in the aggregate 50% or more of the issued and outstanding CIT Shares at the date of the offer to acquire; and (d) any transaction similar in substance to the foregoing. For purposes of the Plan, the Reorganization Agreement and the transactions contemplated thereunder, shall not constitute a Take-over Bid under the Plan.

           "Take-over Bid Notice" means the notice given by the Company to a Participant advising him or her of a Take-over Bid.

      In this Plan, unless the context requires otherwise, references to the male gender include the female gender, words importing in the singular number may be construed to extend to and include the plural number, and words importing the plural number may be construed to extend to and include the singular number.


3. ADMINISTRATION

      (a) This Plan shall be administered by the Committee. The members of the Committee shall be appointed by the Board. The Board may from time to time remove members from or add members to the Committee. Vacancies on the Committee, howsoever caused, shall be filled by the Board.

      (b) Subject to the express provisions of this Plan and the Reorganization Agreement, the Committee shall have the power and authority to grant CIT Options in exchange for Newcourt Options on the terms stated in Section 6 below.

      (c) The Committee may delegate to one or more of its members or to any other person or persons such ministerial duties as it may deem advisable. The Committee may also delegate to the Chief Executive Officer of the Company the authority, subject to such terms as the Committee shall determine, to perform any and all


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                                    Annex Q
functions as the Committee may determine. The Committee may also employ attorneys, consultants, accountants or other professional advisors and shall be entitled to rely upon the advice, options or valuations of any such advisors.

      (d) The interpretation and construction by the Committee of any provisions of this Plan or of any CIT Option granted hereunder and all actions of the Committee shall be final and binding on all parties hereto. No member of the Board or the Committee shall be liable for any action or determination made in good faith with respect to this Plan or any CIT Option granted hereunder.

      (e) No member of the Committee, nor the Chief Executive Officer, or any person to whom ministerial duties have been delegated, shall be personally liable for any action, interpretation or determination made with respect to this Plan or CIT Options granted hereunder, and each member of the Committee and the Chief Executive Officer shall be fully indemnified and protected by the Company with respect to any liability he or she may incur with respect to any such action, interpretation or determination, to the extent permitted by applicable law and to the extent provided in the Company's Certificate of Incorporation and Bylaws, as amended from time to time, or under any agreement between such member, the Chief Executive Officer and the Company.


4. ELIGIBILITY

      CIT Options under this Plan shall be granted in accordance with Section 6 to each individual who was granted one or more Newcourt Options under the Newcourt Plan. Such individuals are Participants under the Plan.


5.    SHARES SUBJECT TO PLAN AND MAXIMUM SHARES TO PARTICIPANTS

      (a) Subject to adjustment in accordance with the provisions of this
Section 5 and Section 7 of this Plan, the maximum number of CIT Shares for which CIT Options may be granted under this Plan shall be 5.1 million. The CIT Shares subject to this Plan shall be authorized but unissued CIT Shares, treasury CIT Shares or any combination thereof.

      (b) If, pursuant to the terms of the Reorganization Agreement, the number of CIT Shares underlying the CIT Options required to be issued in exchange for Newcourt Options outstanding as of the Effective Time exceeds the number of CIT Shares set forth in Section 5(a), the maximum number of CIT Shares under the Plan shall be increased to the amount necessary so that CIT Options can be exchanged for all Newcourt Options outstanding as of the Effective Time; provided that the number of CIT Shares available for award under the ECP is reduced by the number of CIT Shares that Section 5(a) is increased.

      (c) With respect to CIT Shares underlying CIT Options that are not required to be issued in exchange for Newcourt Options outstanding as of the Effective Time or any CIT Options that are canceled, terminate, expire or lapse for any reason without the issuance of CIT Shares or payment in respect thereof, shall be available for grant under the ECP.

      (d) The maximum aggregate number of CIT Shares that may be granted in the form of CIT Options granted in any one fiscal year to any one Participant shall be 1 million.


6. TERMS AND CONDITIONS OF CIT OPTIONS

      In accordance with Section 1.6 of the Reorganization Agreement, CIT Options granted to a Participant pursuant to this Plan shall be in exchange for and shall constitute a release of any and all rights to each Newcourt Option granted to such Participant under the Newcourt Plan. The CIT Options shall be authorized by the Committee under terms and conditions approved by the Committee and shall be evidenced by Agreements in such form as the Committee shall from time to time approve, which such Agreements shall contain or shall be subject to the following terms and conditions, whether or not such terms and conditions are specifically included therein:

      (a) Number of Shares. Each CIT Option shall state the number of CIT Shares to which it pertains. The number of CIT Shares subject to each CIT Option shall be equal to the number of Newcourt Shares subject to the Newcourt Option exchanged therefor multiplied by the Exchange Ratio, rounded down to the nearest whole CIT Share.


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                                    Annex Q

      (b) Grant Date. Each CIT Option shall state the Grant Date which shall be the Effective Time.

      (c) Option Price. The Option Price shall be the option price of the Newcourt Option exchanged therefor divided by the Exchange Ratio, increased to the nearest whole cent.

      (d) Medium and Time of Payment. With respect to a CIT Option, or portion thereof, the Option Price shall be payable on the exercise of the CIT Option and shall be paid in cash or its equivalent, or such other means satisfactory to the Committee.

      (e) Term. All CIT Options granted under this Plan, to the extent not previously exercised, shall terminate in accordance with the provisions of the Participant's Agreement; provided, however, that no CIT Option shall be exercisable later than the tenth anniversary of the date of the original grant of the Newcourt Option.

      (f) Exercisability. All CIT Options shall become vested and exercisable in accordance with the vesting schedule applicable to the Newcourt Options granted under the Newcourt Plan pursuant to the Newcourt Grant Letter, provided, however, that the Committee may, in its discretion, accelerate the vesting of CIT Options. The Committee shall set forth the accelerated vesting provisions, if any, in the Participant's Agreement.

      (g) Registration Obligation. The Company shall use its best efforts to cause there to be effective as of a date as soon as practicable after the Effective Time, a registration statement on Form S-8 (or any successor form) or another appropriate form, with respect to the CIT Shares subject to CIT Options, and shall use its best efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as CIT Options relating to CIT Shares remain outstanding.

      (h) Effect of Death. A Participant's Successors may exercise the CIT Options that were held by the Participant on the date of the Participant's death upon proof satisfactory to the Company of their authority. The Participant or the Participant's Successors must exercise any such CIT Option within the period of time set forth in the Participant's Agreement and in any event prior to the date on which the CIT Option expires as provided by Section 6(e) of this Plan. Such exercise shall be subject to the terms and conditions of this Plan.

      (i) Nonassignability of CIT Option Rights. No CIT Option shall be assignable or transferable by the Participant except by will or by the laws of descent and distribution unless prior written consent of the Committee is given. During the lifetime of the Participant, the CIT Option shall be exercisable only by the Participant.

      (j) Rights as Shareholder. Neither a Participant nor a Participant's Successors shall have rights as a shareholder of the Company with respect to any CIT Shares subject to a CIT Option until the date of issuance of a stock certificate to him or her for such CIT Shares. No adjustment shall be made for dividends (ordinary or extraordinary, whether in cash, securities or other property) or distributions or other rights for which the record date is prior to the date such stock certificate is issued, except as provided in Section 7 hereof.


7. ANTI-DILUTION PROVISIONS

      The number of CIT Shares deliverable upon the exercise of a CIT Option shall be subject to adjustment in the events and in the manner following:

      (a) In the event of any subdivision or subdivisions of the CIT Shares of the Company as such CIT Shares are constituted on the Grant Date, at any time while such CIT Option is in effect into a greater number of CIT Shares, the Company will thereafter deliver at the time of purchase of CIT Shares pursuant to a CIT Option, in addition to the number of CIT Shares in respect of which the right to purchase is then being exercised, such additional number of CIT Shares as result from said subdivision or subdivisions without the Participant making any additional payment or giving any other consideration therefor.

      (b) In the event of any consolidation or consolidations of the CIT Shares of the Company as such CIT Shares are constituted on the Grant Date, at any time while such CIT Option is in effect, into a lesser number of CIT Shares, the Company will thereafter deliver and the Participant shall accept, at the time of purchase of CIT


                                       4
                                    Annex Q

Shares hereunder, in lieu of the number of CIT Shares in respect of which the right to purchase is then being exercised, the lesser number of CIT Shares as result from such consolidation or consolidations.

      (c) In the event of any change of the CIT Shares of the Company as such CIT Shares are constituted on the Grant Date, at any time while such CIT Option is in effect, the Company will thereafter deliver at the time of purchase of CIT Shares hereunder the number of CIT Shares of the appropriate class resulting from such change as the Participant would have been entitled to receive in respect of the number of CIT Shares so purchased had the right to purchase been exercised before such change.

      (d) In the event of any capital reorganization, reclassification or change of outstanding CIT Shares of the Company or in the event of any consolidation, merger or amalgamation of the Company with or into any other company or in the event of any sale of the property of the Company as or substantially as an entity at any time while any CIT Option is in effect, the Participant shall thereafter have the right to purchase and receive, in lieu of the CIT Shares immediately theretofore purchasable and receivable upon the exercise of such CIT Option, the kind and amount of shares and other securities and property receivable upon such capital reorganization, reclassification, change, consolidation, merger, amalgamation or sale which the holder of a number of CIT Shares equal to the number of CIT Shares immediately theretofore purchasable and receivable upon the exercise of such CIT Option would have received as a result of such reorganization, reclassification, change, consolidation, merger, amalgamation or sale. The subdivision or consolidation of CIT Shares at any time outstanding into a greater or lesser number of CIT Shares shall not be deemed to be a capital reorganization or a reclassification of the capital of the Company for the purposes of this Section 7(d).

      (e) The adjustments provided for in this Section 7 are cumulative.

      (f) The Company shall not be required to issue fractional shares in satisfaction of its obligations hereunder. Any fractional interest in a CIT Share that would, except for the provisions of this Section 7(f) be deliverable upon the exercise of any CIT Option shall be cancelled and not be deliverable by the Company.


8. TAKE-OVER BID

      If a Take-over Bid is made or announced, then, notwithstanding Section 6, but subject to the other provisions of the Plan and subject to any required regulatory approvals, the following shall apply:

      (a) The Board may, in its sole and arbitrary discretion, (i) give its express consent to the exercise of any CIT Options which are outstanding at the time that such Take-over Bid was made regardless of whether unvested CIT Options have vested in accordance with their terms; and (ii) determine an appropriate mechanism for dealing with all outstanding CIT Options (vested or unvested) if a Take-over Bid is made or announced.

      (b) If the Board has so expressly consented to the exercise of any unvested CIT Options outstanding at the time that such Take-over Bid was made or announced, the Company shall immediately after such consent has been given, provide a Take-over Notice to each Participant then holding unexpired CIT Options (whether vested or unvested) advising of the Take-over Bid and such Take-over Bid Notice shall (i) provide reasonable particulars of the Take-over Bid and the Board's recommendation in respect thereof, and (ii) shall specify how all outstanding CIT Options shall be treated under the Take-over Bid, which may, but is not required to, include a specification that the Participant may, at any time during the period commencing on the date of the Take-over Bid Notice and ending on a date specified by the Company, exercise all or any portion of any such unexpired CIT Options then held by the Participant.

      (c) If a Participant wishes to exercise any such CIT Options, such exercise shall be made in accordance with Section 6 hereof, provided that, if necessary in order to permit such Participant to participate in the Take-over Bid and the Company has so specified in the Take-over Bid Notice, the CIT Options so exercised shall be deemed to have been exercised and the issuance of the CIT Shares issuable upon such exercise (such CIT Shares being referred to in this Section 8 as the "Specified CIT Shares") shall be deemed to have been issued, effective as of the first business day immediately prior to the date on which the Take-over Bid was made or announced.

      (d) If a Participant does not exercise any of his/her CIT Options prior to
(i) the completion of the Take-over Bid, or (ii) the expiration of the exercise period specified in the Takeover Bid Notice, as applicable, then the


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                                    Annex Q

Participant shall cease to have any further right to exercise such CIT Options, in whole or in part, and each such CIT Option shall be deemed to have expired and shall be null and void.

      (e) The Take-over Bid Notice shall specify the manner in which the Company shall deal with any Specified Shares not taken up and paid for by the Offeror (whether by non-completion of the Take-over Bid or otherwise), which arrangements may, but are not required to, include in the sole discretion of the
Company: (i) that the Specified Shares or portion thereof be returned by the Participant to the Company with the Company refunding the applicable aggregate Option Price (without interest but inclusive of all taxes paid or payable by the Participant in connection with the exercise of CIT Options), and (ii) reinstating the original CIT Options (with the original terms thereof) notwithstanding the deemed exercise or cancellation of such CIT Options as specified in the Take-over Notice.

      (f) In no event shall a Participant who has acquired CIT Shares pursuant to a CIT Option made exercisable pursuant to this Section 8 be entitled to sell or otherwise dispose of the Specified Shares otherwise than pursuant to the Take-over Bid, a subsequent Takeover Bid or as otherwise authorized by the Board.


9. AMENDMENT AND TERMINATION

      The Committee may at any time, and from time to time, in its sole discretion alter, amend, suspend or terminate the Plan in whole or in part for any reason or for no reason; provided, however, that no amendment or other action that requires stockholder approval for the Plan to continue to comply with applicable law shall be effective unless such amendment or other action shall be approved by the requisite vote of stockholders of the Company entitled to vote thereon.

      Any amendment or termination of this Plan shall not, without the written consent of the Participant, affect such Participant's rights under any CIT Option theretofore granted to such Participant.


10. TAX WITHHOLDING

      The Company shall have the right to require a Participant or a Participant's Successors to remit to the Company an amount sufficient to satisfy Federal, state and local withholding tax requirements, if any, or to deduct from all payments under this Plan amounts sufficient to satisfy all withholding tax requirements. Whenever payments under this Plan are to be made to a Participant in cash, such payments shall be net of any amounts sufficient to satisfy all Federal, state and local withholding tax requirements. The Committee may, in its sole discretion, permit a Participant to satisfy his or her tax withholding obligation either by (i) surrendering CIT Shares owned by such Participant, or
(ii) having the Company withhold from CIT Shares otherwise deliverable to such Participant. CIT Shares surrendered or withheld shall be valued at their Fair Market Value as of the date on which income is required to be recognized for income tax purposes.


11. NOTICES

      (a) Any payment, notice, statement, certificate or other instrument required or permitted to be given to a Participant or any person claiming or deriving any rights through him shall be given by:

          (i) delivering it personally to the Participant or to the person claiming or deriving rights through him, as the case may be, or

          (ii) mailing it postage paid (provided that the postal service is then in operation) or delivering it to the address which is maintained for the Participant in the Company's personnel records.

      (b) Any payment, notice, statement, certificate or instrument required or permitted to be given to the Company or its designee shall be given by mailing it postage prepaid (provided that the postal service is then in operation) or delivering it to the Company or its designee at the following address or such other address as the Committee may determine:

            The CIT Group, Inc.
            650 CIT Drive
            Livingston, New Jersey 07039
            Attention: Human Resources Department


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                                    Annex Q

      (c) Any payment, notice, statement, certificate or other instrument referred to in (a) or (b) above, if delivered, shall be deemed to have been given or delivered on the date on which it was delivered or, if mailed (provided that the postal service is then in operation), shall be deemed to have been given or delivered on the second business day following the date on which it was mailed.


12. COMPLIANCE WITH SECTION 162(m) OF THE CODE

      The grant of CIT Options under the Plan is intended to comply with Section 162(m) of the Code to the extent that the Option Price of such CIT Options is greater than or equal to the Fair Market Value of CIT Shares on the Grant Date.


13. MISCELLANEOUS

      (a) The granting of a CIT Option shall impose no obligation upon the Participant to exercise such CIT Option.

      (b) The Committee shall have the power to make such rules and regulations for the administration of this Plan, and to interpret the provisions hereof and of such rules and regulations, as it shall in its sole discretion determine to be appropriate.

      (c) The determination by the Committee of any question which may arise as to the interpretation or implementation of the Plan or any of the CIT Options granted hereunder shall be final and binding on all Participants and other persons claiming or deriving rights through any of them.

      (d) The Plan shall inure to the benefit of and be binding upon the Company, its successors and assigns. The interest of any Participant under the Plan or in any CIT Option shall not be transferable or alienable by him either by pledge, assignment or in any other manner whatsoever and, during his lifetime, shall be vested only in him, but shall thereafter inure to the benefit of and be binding upon the legal personal representatives of the Participant.

      (e) The Company's obligation to issue CIT Shares in accordance with the terms of this Plan and any CIT Options granted hereunder is subject to compliance with the laws, rules and regulations of all public agencies and authorities applicable to the issuance and distribution of such CIT Shares and to the listing of such CIT Shares on any stock exchange on which any of the CIT Shares of the Company may be listed. As a condition of participating in the Plan, each Participant agrees to comply with all such laws, rules and regulations and agrees to furnish to the Company all information and undertakings as may be required to permit compliance with such laws, rules and regulations.

      (f) Subject to the terms of Section 1.6 of the Reorganization Agreement, no Participant or other person shall have any claim or right to be granted CIT Options under the Plan. Neither the Plan nor any action taken thereunder shall interfere with the right of the employer of a Participant to terminate that Participant's employment or relationship with the Company at any time. Neither any period of notice nor any payment in lieu thereof upon termination of employment or relationship with the Company shall be considered as extending the period of employment or relationship with the Company for the purposes of the Plan.


14. GOVERNING LAW

      To the extent not preempted by Federal law, this Plan, and all Agreements hereunder, shall be construed in accordance with and governed by the laws of the State of New York.


15. EFFECTIVE DATE

      This Plan shall become effective as of the Effective Time; provided that the shareholders of the Company approve of the issuance of CIT Shares pursuant to the Reorganization Agreement.

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                                    Annex Q

                                     ANNEX R


                               THE CIT GROUP, INC.
                          EMPLOYEE STOCK PURCHASE PLAN


                             As Amended and Restated
                 January 28, 1999 and Amended September 17, 1999


      The following constitute the provisions of The CIT Group, Inc. Employee Stock Purchase Plan (the "Plan") of The CIT Group, Inc. (the "Company").

      1. Purpose. The purpose of the Plan is to provide employees of the Company and its subsidiaries with an opportunity to purchase shares of Common Stock of the Company through payroll deductions. It is the intention of the Company to have the Plan qualify as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code of 1986, as amended (the "Code"). The provisions of the Plan shall, accordingly, be construed so as to extend and limit participation in a manner consistent with the requirements of that section of the Code.


      2. Definitions.

      (a) "Account" shall mean the account established for each Participant under the Plan.

      (b) "Base Salary" shall mean an Employee's salary or wages for each pay period during any Offering Period as determined from the payroll records of the Company.

      (c) "Board" shall mean the Board of Directors of the Company.

      (d) "Broker" shall mean the brokerage firm designated in Section 9.

      (e) "Closing Date" shall mean the last business day of each Offering
Period.

      (f) "Code" shall mean the Internal Revenue Code of 1986, as amended.

      (g) "Committee" shall mean the Employee Benefit Plans Committee of the Company.

      (h) "Common Stock" shall mean the Class A common stock of the Company par value $.01 per share.

      (i) "Company" shall mean The CIT Group, Inc., a Delaware corporation.

      (j) "Employee" shall mean any person who is customarily employed for at least twenty (20) hours per week by the Company or a Participating Subsidiary.

      (k) "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

      (l) "Fair Market Value" shall mean on any day, with respect to Common Stock of the Company which is (a) listed on a United States securities exchange, the last sales price of such stock on such day on the largest United States securities exchange on which such stock shall have traded on such day, or if such day is not a day on which a United States securities exchange is open for trading, on the immediately preceding day on which such securities exchange was open, (b) not listed on a United States securities exchange but is included in The NASDAQ Stock Market System (including The NASDAQ National Market), the last sales price on such system of such stock on such day, or if such day is not a trading day, on the immediately preceding trading day, or (c) neither listed on a United States securities exchange nor included in The NASDAQ Stock Market System, the fair market value of such stock as determined from time to time by the Board in good faith in its sole discretion.

      (m) "Offering Date" shall mean the first business day of each Offering Period.

      (n) "Offering Period" shall mean each three (3) month period when Options for shares of Common Stock are offered by the Company.

      (o) "Option" shall mean the right of a Participant to purchase shares of Common Stock of the Company under the Plan.


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                                     Annex R

      (p) "Participant" shall mean an Employee of the Company or a Participating Subsidiary who is enrolled in the Plan in accordance with Section 3 hereof.

      (q) "Participating Subsidiary" shall mean anySubsidiary that the Company has deemed eligible to Participate in the Plan.

      (r) "Plan" shall mean The CIT Group, Inc. Employee Stock Purchase Plan.

      (s) "Subsidiary" shall mean a corporation, domestic or foreign, of which not less than fifty percent (50%) of the voting shares are held by the Company or a Subsidiary, whether or not such corporation now exists or is hereafter organized or acquired by the Company or a Subsidiary.

      3. Eligibility.

      (a) As soon as administratively possible, any Employee who shall be employed by the Company or a Participating Subsidiary shall be eligible to participate in the Plan as of the date of the first Offering Period following the Employee's commencement of employment with the Company or a Participating Subsidiary.

      (b) Any provisions of the Plan to the contrary notwithstanding, no Employee shall be granted an Option under the Plan (i) if, immediately after the grant, such Employee would own shares of Common Stock or hold outstanding options to purchase shares of Common Stock possessing five percent (5%) or more of the total combined voting power or value of all classes of shares of the Company or of any Subsidiary of the Company, or (ii) which causes him or her to purchase shares of Common Stock under all employee stock purchase plans of the Company and its Subsidiaries which have a Fair Market Value which exceeds Twenty-Five Thousand Dollars ($25,000) (determined at the time such Option is granted) for each calendar year in which such Option is outstanding at any time.

      4. Offering Dates. The Plan shall be implemented by one offering during each three (3) month period (calendar quarter) of the Plan, commencing on October 1, 1998, and continuing thereafter until terminated in accordance with
Section 21 hereof. The Offering Periods for each calendar quarter are as follows:

                            October 1 -- December 31

                            January 1 -- March 31

                            April 1 -- June 30

                            July 1 -- September 30

      The Committee shall have the power to change the duration of Offering Periods with respect to future offerings without shareholder approval if such change is announced at least fifteen (15) days prior to the scheduled beginning of the first Offering Period to be affected.

      5. Participation. An eligible Employee may become a Participant in the Plan by authorizing payroll deductions in such form or manner as the Committee may prescribe prior to the applicable Offering Date. Once authorized, such authorization for payroll deductions shall commence on the first Offering Date after authorization is effected and shall remain effective for all subsequent Offering Periods until the Participant withdraws from the Plan as provided in
Section 11 hereof or, subject to Section 6 hereof, authorizes a change in the amount of his or her payroll deductions.

      6. Payroll Deductions.

      (a) At the time a Participant authorizes payroll deductions, he or she shall elect to have payroll deductions made on each payday during subsequent Offering Periods at a rate between one percent (1%) and ten percent (10%) of Base Salary (such percentage representing a whole number percentage).

      (b) All payroll deductions made by a Participant shall be credited to his or her Account under the Plan. A Participant may not make any additional payments into such Account.

      (c) A Participant may increase or decrease his or her rate of payroll deductions (within the limitations set forth in Section 6(a) hereof) to be effective for the next Offering Period by authorizing a new rate of payroll deductions at least fifteen (15) days before the beginning of such Offering Period. A Participant may not increase or decrease the rate of payroll deductions during an Offering Period to be effective for that Offering Period.


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                                     Annex R

      (d) A Participant must continue payroll deductions for the duration of the Offering Period in order to exercise an Option in accordance with Section 8 hereof. In the event that a Participant does not continue payroll deductions for the entire Offering Period, such Participant shall be treated as withdrawing from such Offering Period in accordance with Section 11(a) hereof.


      7. Grant of Option.

      (a) On each Offering Date, each eligible Employee participating in the Plan shall be granted an Option to purchase (at the per share Option price) up to a number of shares of the Company's Common Stock determined by dividing the Employee's to be accumulated payroll deductions (not to exceed an amount equal to ten percent (10%) of his or her Base Salary during the applicable Offering Period) by the option price, determined in accordance with this Section 7.

      (b) Subject to Sections 7(c) and 7(d), the Option price per share of such shares of Common Stock shall be the lesser of (i) eighty-five percent (85%) of the Fair Market Value of a share of Common Stock of the Company on the Offering Date or (ii) eighty-five percent (85%) of the Fair Market Value of a share of Common Stock of the Company on the Closing Date.

      (c) Effective for the Offering Period commencing January 1, 1999, the option price per share of such shares of Common Stock shall be the lesser of (i) the higher of (A) eighty-five percent (85%) of the Fair Market Value of a share of Common Stock of the Company on the Offering Date or (B) eighty-five percent (85%) of the Fair Market Value of a share of Common Stock of the Company on January 28, 1999 or (ii) eighty-five percent (85%) of the Fair Market Value of a share of Common Stock of the Company on the Closing Date.

      (d) Effective for the Offering Period commencing on October 1, 1998, the option price per share of such shares of Common Stock shall be eighty-five percent (85%) of the Fair Market Value of a share of Common Stock of the Company on the Closing Date.

      8. Exercise of Option. Unless a Participant withdraws from the Plan as provided in Section 11 hereof, his or her Option for the purchase of shares of Common Stock will be exercised automatically on the Closing Date, and the maximum number of whole and fractional shares (rounded to the nearest ten thousandth) of Common Stock subject to the Option will be purchased for him or her at the applicable Option price with the accumulated payroll deductions in his or her Account. During his or her lifetime, a Participant's Option to purchase shares of Common Stock hereunder is exercisable only by him or her.

      9. Designation of Broker and Participant's Account with Broker. The Company has designated Morgan Stanley Dean Witter & Co. and its affiliates to open and maintain an Account for each Participant. The Company reserves the right to change such designation at any time without prior notice to Participants and the Broker has reserved the right to terminate its services as Broker under the Plan at any time. The Broker shall deliver to each Participant as promptly as practicable, by mail or otherwise, all notices of meetings, proxy statements and other materials distributed by the Company to its shareholders. The whole and fractional shares in each Participant's Account shall be voted in accordance with the Participant's signed proxy instructions duly delivered to the Broker by mail or otherwise, in accordance with the rules applicable to stock listed on the New York Stock Exchange.

      10. Delivery of Certificates. A Participant may request, in accordance with Section 22 hereof, that the Company arrange for the delivery of a certificate representing the number of whole shares of Common Stock of the Company purchased upon exercise of the Participant's Option as promptly as practicable after each Closing Date. A Participant may not require delivery for a fractional share, but may instruct the Broker to sell the fractional share. In connection with the delivery of certificates to a Participant, the Committee may, in its sole discretion, impose a reasonable charge.


      11. Withdrawal; Termination of Employment.

      (a) A Participant may withdraw all but not less than all the payroll deductions credited to his or her Account under the Plan at any time prior to the Closing Date by giving notice to the Committee in such form or manner as the Committee may prescribe. All of the Participant's payroll deductions credited to his or her Account will be paid to him or her as soon as administratively possible after receipt of his or her notice of


                                        3
                                     Annex R
withdrawal and his or her Option for the current Offering Period will be automatically terminated, and no further payroll deductions for the purchase of shares of Common Stock will be made during such Offering Period.

      (b) Upon termination of the Participant's employment prior to the Closing Date for any reason, including retirement or death, the payroll deductions credited to his or her Account will be returned to him or her or, in the case of his or her death, to the person or persons entitled thereto under Section 16 hereof, as soon as administratively possible, and his or her Option will be automatically terminated.

      (c) In the event an Employee fails to remain in the continuous employ of the Company or a Participating Subsidiary for at least twenty (20) hours per week during the Offering Period in which the employee is a Participant, he or she will be deemed to have elected to withdraw from the Plan and the payroll deductions credited to his or her Account will be returned to him or her as soon as administratively possible and his or her Option will be terminated.

      (d) A Participant's withdrawal from an Offering Period will not have any effect upon his or her eligibility to participate in a succeeding offering or in any similar plan which may hereafter be adopted by the Company. However, in such a case, the Participant must authorize the resumption of payroll deductions and the rate of such payroll deductions.

      12. No Interest. No interest shall accrue on the payroll deductions held in the Account of a Participant in the Plan.


      13. Stock.

      (a) The maximum number of shares of Common Stock which shall be made available for sale under the Plan shall be one million (1,000,000), subject to adjustment upon changes in capitalization of the Company as provided in Section 20 hereof. The shares of Common Stock to be sold to Participants under the Plan may, at the election of the Company, be either treasury shares, authorized but unissued shares or publicly traded shares. If at the termination of any Offering Period the total number of shares of Common Stock which would otherwise be subject to Options granted pursuant to Section 7(a) hereof exceeds the number of shares of Common Stock then available under the Plan (after deduction of all shares of Common Stock for which Options have been exercised or are then outstanding), the Company shall promptly notify the Participants, and shall, in its sole discretion (i) make a pro rata allocation of the shares of Common Stock remaining available for Option grant in as uniform a manner as shall be practicable and as it shall determine to be equitable, (ii) terminate the Offering Period without issuance of any shares of Common Stock or (iii) obtain shareholder approval for an increase in the number of shares of Common Stock authorized under the Plan such that all Options could be exercised in full. The Company may delay determining which of (i), (ii) or (iii) above it shall decide to effect, and may accordingly delay issuances of any shares of Common Stock under the Plan for such time as is necessary to attempt to obtain shareholder approval for any increase in shares of Common Stock authorized under the Plan. The Company shall promptly notify Participants of its determination to effect
(i), (ii) or (iii) above upon making such decision. A Participant may withdraw all but not less than all the payroll deductions credited to his or her Account under the Plan at any time prior to such notification from the Company. In the event the Company determines to effect (i) or (ii) above, it shall promptly upon such determination return to each Participant all payroll deductions not applied towards the purchase of shares of Common Stock.

      (b) The Participant will have no interest or voting right in shares of Common Stock covered by his or her Option until such Option has been exercised.

      (c) Shares of Common Stock to be delivered to a Participant under the Plan shall be registered in the name of the Participant.

      14. Dividends. Cash dividends for shares of Common Stock in Participants' Accounts under the Plan shall not be distributed to Participants directly, but shall be automatically invested in shares of Common Stock at the full Fair Market Value on the date of such investment as soon as administratively possible after such dividends are paid by the Company. Such shares of Common Stock will be held in Accounts under the Plan.


                                        4
                                     Annex R

      15. Administration. The Plan shall be administered by the Committee. The administration, interpretation or application of the Plan by the Committee shall be final, conclusive and binding upon all Participants.

      16. Designation of Beneficiary. The beneficiary or beneficiaries of the Participant to receive any shares of Common Stock and cash, if any, from the Participant's Account under the Plan in the event of such Participant's death prior to delivery to him or her of such shares of Common Stock and cash shall be determined under the Company's Group Life Insurance Plan. A Participant under the Plan may, from time to time, name any beneficiary or beneficiaries to receive any shares of Common Stock and cash, if any, from the Participant's Account under the Plan. Each such designation shall revoke all prior designations by the same Participant, including the beneficiary designated under the Company's Group Life Insurance Plan, and will be effective only when filed by the Participant in writing (in such form or manner as may be prescribed by the Committee) with the Company during the Participant's lifetime.

      17. Transferability. Neither payroll deductions credited to a Participant's Account nor any rights with regard to the exercise of an Option or to receive shares of Common Stock under the Plan may be assigned, transferred, pledged or otherwise disposed of in any way (other than by will, the laws of descent and distribution or as provided in Section 16 hereof) by the Participant. Any such attempt at assignment, transfer, pledge or other disposition shall be without effect, except that the Company may treat such act as an election to withdraw funds in accordance with Section 11 hereof.

      18. No Segregation of Funds. The Company shall not be obligated to segregate payroll deductions received or held by the Company under the Plan. Such payroll deductions shall be used to purchase shares of Common Stock under the Plan in accordance with Section 8 hereof.

      19. Reports. Individual Accounts will be maintained for each Participant in the Plan. Statements of Account will be given to Participants within a reasonable period of time following each Closing Date.

      20. Adjustments Upon Changes in Capitalization. Subject to any required action by the shareholders of the Company, the number of shares of Common Stock covered by each Option under the Plan which have not yet been exercised and the number of shares of Common Stock which have been authorized for issuance under the Plan but have not yet been placed under Option (collectively, the "Reserves"), as well as the price per share of Common Stock covered by each Option under the Plan which has not yet been exercised, shall be proportionately adjusted for any increase or decrease in the number of issued shares of Common Stock resulting from a stock split or the payment of a stock dividend (but only on the Common Stock) or any other increase or decrease in the number of shares of Common Stock effected without receipt of consideration by the Company; provided, however, that conversion of any convertible securities of the Company shall not be deemed to have been "effected without receipt of consideration". Such adjustment shall be made by the Board, whose determination in that respect shall be final, binding and conclusive. Except as expressly provided herein, no issue by the Company of shares of stock of any class, or securities convertible into or exercisable for shares of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number or price of shares of Common Stock subject to an Option.

      The Board may, if it so determines in the exercise of its sole discretion, also make provision for adjusting the Reserves, as well as the price per share of Common Stock covered by each outstanding Option under the Plan, in the event that the Company effects one or more reorganizations, recapitalizations, rights offerings or other increases or reductions of shares of its outstanding Common Stock, and in the event of the Company being consolidated with or merged into any other corporation.


      21. Amendment and Termination of the Plan.

      (a) Amendment and Termination. The Committee may at any time amend, alter, suspend or discontinue the Plan, but no amendment, alteration, suspension or discontinuation shall be made which would impair the rights of any Participant under any Option theretofore granted without his or her consent.

      (b) Shareholder Approval of Amendments. The Company shall obtain shareholder approval of any Plan amendment to the extent necessary and desirable to comply with Rule 16b-3 promulgated under the Exchange Act or with Section 423 of the Code (or any successor statute or rule or other applicable law, rule or regulation),


                                        5
                                     Annex R
such shareholder approval to be obtained in such a manner and to such a degree as is required by the applicable law, rule or regulation.

      (c) Effect of Amendment or Termination. Any such amendment or termination of the Plan shall not affect Options already granted hereunder and such Options shall remain in full force and effect as if this Plan had not been amended or terminated.

      22. Notices. All notices or other communications by a Participant to the Company under or in connection with the Plan shall be deemed to have been duly given when received in the form specified by the Company at the location, or by the person, designated by the Company for the receipt thereof. All notices or other communications to a Participant by the Company shall be deemed to have been duly given when sent by the Company by regular mail to the address of the Participant on the human resources records of the Company.

      23. Conditions Upon Issuance of Shares of Common Stock. Shares of Common Stock shall not be issued with respect to an Option unless the exercise of such Option and the issuance and delivery of such shares of Common Stock pursuant thereto shall comply with all applicable provisions of law, domestic or foreign, including, without limitation, the Securities Act of 1933, as amended, the Exchange Act, the rules and regulations promulgated thereunder, and the requirements of any stock exchange or automated quotation system upon which the shares of Common Stock may then be listed or quoted, and shall be further subject to the approval of counsel for the Company with respect to such compliance.

      As a condition to the exercise of an Option, the Company may require the person exercising such Option to represent and warrant at the time of any such exercise that the shares of Common Stock are being purchased only for investment and without any present intention to sell or distribute such shares of Common Stock if, in the opinion of counsel for the Company, such a representation is required by any of the aforementioned applicable provisions of law.

      24. No Contract of Employment. The Plan is not and shall not be deemed to constitute a contract of employment between the Company and any Employee or other individual, nor shall anything herein contained be deemed to give any Employee or other individual any right to be retained in the Company's employ or to in any way limit or restrict the Company's right or power to discharge any Employee or other individual at any time and to treat him without any regard to the effect which such treatment might have upon him as a Participant of the Plan.

      25. Governing Law. The Plan shall be construed in accordance with and governed by the laws of the state of New York.

      26. Effective Date and Approval of Plan by Shareholders. The Plan shall become effective on October 1, 1998, subject however, to receipt of approval of the Plan by shareholders of the Company in accordance with Section 423(b)(2) of the Code.


                                       6
                                     Annex R

                           NEWCOURT CREDIT GROUP INC.

                           Instrument of Proxy for the

                         Special Meeting of Shareholders

                                October 26, 1999

    The   undersigned   shareholder   of  Newcourt   Credit   Group  Inc.   (the
"Corporation") hereby appoints DAVID F. BANKS, or failing him, DAVID J. SHARPLESS, or instead of either of the foregoing _____________________ as proxyholder of the undersigned, with full power of substitution, to attend, vote and act for and on behalf of the undersigned at the Special Meeting of Shareholders of the Corporation to be held on October 26, 1999, and at any adjournment thereof (the "Meeting"), and on every ballot that may take place in consequence thereof to the same extent and with the same powers as if the undersigned was personally present at the Meeting, with authority to vote at the proxyholder's discretion on amendments or variations to matters identified in the Notice of Meeting or such other matters as may properly be brought before the Meeting, except as otherwise specified below. Without limiting the general power hereby conferred, the undersigned hereby directs the proxyholder to vote the Common Shares of the Corporation represented by this proxy in the following manner:

                        VOTE FOR  _______________  OR  AGAINST  ________________
                        (or, if not specified, VOTE FOR) the special resolution set forth at Annex "A" of the Joint Management Information Circular and Proxy Statement of the Corporation and The CIT Group, Inc. dated September 21, 1999, approving an arrangement pursuant to Section 182 of the Business Corporations Act (Ontario) with The CIT Group, Inc.

                          This proxy is solicited on behalf of the management of
                        the Corporation. Each shareholder has the right to appoint a person other than the management nominees specified above to attend and act on his, her or its behalf at the Meeting. Such right may be exercised by inserting the name of the person to be appointed in the space provided, or by completing another proper form of proxy and, in either case, depositing the form of proxy not later than 5:00 p.m. (Toronto time) on the business day prior to the Meeting to the attention of the Proxy Department (if delivered) at the office of Montreal Trust Company of Canada, 151 Front Street West, 8th Floor, Toronto, Ontario, M5J 2N1; or to the attention of the Corporate Secretary (if mailed in the postage pre-paid envelope provided), c/o Montreal Trust Company of Canada, 151 Front Street West, 8th Floor, Toronto, Ontario M5J 2N1. The Common Shares of the Corporation represented by this proxy will be voted for or against the proposed special resolution in accordance with the instructions set forth above on any ballot that may be called for.

                        The undersigned hereby revokes any prior proxies.

                        DATED this __________day of ___________________, 1999.

                        --------------------------------------------------------
                        Signature of shareholder

                        --------------------------------------------------------
                        Name of shareholder (Please Print)

                        The signature of the shareholder on this Proxy must be exactly the same as the name in which the Common Shares are registered.

                        If this Proxy is not dated in the space provided, it shall be deemed to bear the date on which it was mailed to the Corporation.

                        This Proxy must be executed by the shareholder or an attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.

                     LETTER OF TRANSMITTAL AND ELECTION FORM
                        WITH RESPECT TO COMMON SHARES OF
                              NEWCOURT CREDIT GROUP

         This Letter of Transmittal and Election Form is for use by holders ("Shareholders") of common shares (the "Newcourt Common Shares") of Newcourt Credit Group Inc. ("Newcourt") in connection with the proposed arrangement (the "Arrangement") involving Newcourt, its Shareholders and The CIT Group, Inc. that is being submitted for approval at the special meeting of Shareholders to be held on October 26, 1999. Shareholders are referred to the Joint Management Information Circular and Proxy Statement (the "Joint Proxy Statement") dated September 21, 1999 that accompanies this Letter of Transmittal and Election Form. Capitalized terms used but not defined in this Letter of Transmittal and Election Form that are defined in the Joint Proxy Statement have the respective meanings set out in the Joint Proxy Statement.

         This Letter of Transmittal and Election Form, properly completed and duly executed, together with all other required documents, must accompany all certificates for Newcourt Common Shares deposited for exchange pursuant to the Arrangement.

         The Effective Date of the Arrangement is anticipated to be as soon as practicable after the date the approval of the Shareholders of the Arrangement is obtained. On the Effective Date, Shareholders who are Eligible Electing Holders (other than Dissenting Shareholders) will receive in exchange for their Newcourt Common Shares, at the holder's option, either: (i) the number of Exchangeable Shares, equal to the product of the Exchange Ratio (which is 0.70 but subject to downward adjustment as described in the Joint Proxy Statement) and the number of Newcourt Common Shares in respect of which the holder duly elects to receive Exchangeable Shares, together with applicable Ancillary Rights, or (ii) the number of shares of CIT Common Stock equal to the product of the Exchange Ratio and the number of Newcourt Common Shares in respect of which the holder duly elects to receive CIT Common Stock (plus, in each case, cash in lieu of fractional interests). The Exchangeable Shares are exchangeable at any time at the option of the holder into CIT Common Stock on a one-for-one basis, as described in the Joint Proxy Statement.

         On the Effective Date, Shareholders who are not Eligible Electing Holders or who are Eligible Electing Holders who have not made a valid election pursuant hereto (other than Dissenting Shareholders who are ultimately entitled to be paid the fair value of the Newcourt Common Shares held by them) will receive in exchange for their Newcourt Common Shares the number of shares of CIT Common Stock, equal to the product of the Exchange Ratio and the number of Newcourt Common Shares held by such Shareholder (plus cash in lieu of fractional interests).

         For Eligible Electing Holders who wish to elect to receive Exchangeable Shares, to be effective, this Letter of Transmittal and Election Form, properly completed and signed, must be received by the Depositary no later than 5:00 p.m. (Toronto time) on October 25, 1999. After 5:00 p.m. (Toronto time) on October 25, 1999, all Shareholders who have not deposited a duly completed Letter of Transmittal and Election Form with the Depositary will be entitled only to receive shares of CIT Common Stock upon completion and delivery to the Depositary of a Letter of Transmittal and Election Form. In order for Shareholders to obtain certificates evidencing the Exchangeable Shares or shares of CIT Common Stock to which they are entitled, Shareholders are required to deposit the certificates representing the Newcourt Common Shares held by them with the Depositary.

         Please read carefully the Joint Proxy Statement and the Instructions set out below before completing this Letter of Transmittal and Election Form. If you are an Eligible Electing Holder who wishes to elect to receive Exchangeable Shares but you fail to properly complete, sign and deliver this Letter of Transmittal and Election Form to the Depositary by 5:00 p.m. (Toronto time) on October 25, 1999, you will be entitled only to receive shares of CIT Common Stock (plus any cash amount in lieu of fractional interests).

TO:           NEWCOURT CREDIT GROUP INC.
AND TO:       CIT EXCHANGECO INC.
AND TO:       MONTREAL TRUST COMPANY OF CANADA (the "Depositary"), at its
              offices set out below.

         The undersigned hereby delivers to you the enclosed certificate(s) for Newcourt Common Shares, details of which are as follows:

================================================================================
Certificate Number(s)        Name of Registered Holder        Number of Newcourt
                                                              Common Shares
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                                              Total Shares:
================================================================================

         The undersigned transmits herewith for exchange upon the Arrangement becoming effective the certificate(s) described above representing Newcourt Common Shares.

         NOTE: If the space provided is insufficient, details may be listed on a separate schedule to this Letter of Transmittal and Election Form.

         The undersigned holder of Newcourt Common Shares represents that he, she or it

                        [ ]  is

                        [ ]  is not

         an Eligible Electing Holder (check appropriate box).

An "Eligible Electing Holder" is Shareholder who (i) is a resident of Canada for the purposes of the Income Tax Act (Canada) or (ii) which is a partnership that owns Newcourt Common Shares, if one or more of its members would be an Eligible Electing Holder if such member held Newcourt Common Shares directly.

Canadian Residents who are individuals must provide their social insurance number and U.S. residents/citizens must provide their taxpayer identification number

================================================================================
          ELECTION FOR SHAREHOLDERS WHO ARE ELIGIBLE ELECTING HOLDERS

         Under the Arrangement, the undersigned hereby elects to have the deposited Newcourt Common Shares represented by the above certificate(s) exchanged for (please check one):

               [ ]   Exchangeable Share(s); or

               [ ]   Share(s) of CIT Common Stock

         If an election is not made, or is not properly made, the undersigned will be deemed to have elected to have all deposited Newcourt Common Shares exchanged for shares of CIT Common Stock.
================================================================================

*Note: Shareholders who are not Eligible Electing Holders or Eligible Electing Holders who do not deliver to the Depositary a properly completed Letter of Transmittal and Election Form by 5:00 p.m. (Toronto time) on October 25, 1999 (other than Dissenting Shareholders who are ultimately entitled to be paid the fair value of the Newcourt Common Shares held by them) will receive that number of shares of CIT Common Stock equal to the product of the Exchange Ratio (subject to downward adjustment) and the number of Newcourt Common Shares deposited. Eligible Electing Holders who elect to receive Exchangeable Shares will also receive applicable Ancillary Rights.

         No fractional Exchangeable Shares or fractional shares of CIT Common Stock will be delivered in exchange for Newcourt Common Shares pursuant to the Arrangement. In lieu of fractional shares, the Depositary will mail (to the Shareholder's address specified herein), within 15 Business Days following the Effective Date for those Newcourt Common Shares received by the Depositary prior to the Newcourt Shareholders Meeting, to each Shareholder otherwise entitled to a fractional interest in shares of CIT Common Stock or Exchangeable Shares, as the case may be, a cheque payable to such Shareholder equal to such Shareholder's pro rata portion of the net proceeds (after expenses) received by the Depositary upon a sale of whole shares representing an accumulation of all fractional interests in shares of CIT Common Stock or Exchangeable Shares (as the case may be) to which all such Shareholders would otherwise be entitled. See the Joint Proxy Statement at page 85 under the heading "Transaction Mechanics and Description of Exchangeable Shares - Fractional Shares".


================================================================================
               FOR CANADIAN RESIDENT SHAREHOLDERS WHO ARE ELIGIBLE
                     FOR AND DESIRE A CANADIAN TAX DEFERRAL

         By checking the box below, the undersigned: (i) requests a Tax Election Filing Package be forwarded to the Shareholder at the address specified herein;
(ii)  represents  that the undersigned is an Eligible Holder (as defined below);
(iii) acknowledges that it is the undersigned's responsibility to prepare and file the appropriate document(s) that will be included in the Tax Election Package and send such documents to KPMG LLP, Chartered Accountants, at its address at the attention of Mr. Michael Stewart, KPMG LLP, P.O. Box 31, STN Commerce Court, Toronto, Ontario M5L 1B2 on or before the later of March 1, 2000 and 75 days after the Effective Date; (iv) acknowledges that a deferral may only be available to the extent the undersigned receives Exchangeable Shares in respect of the Newcourt Common Shares deposited herewith. See "Tax Considerations to Newcourt Shareholders - Canadian Federal Income Tax Considerations to Newcourt Shareholders - Newcourt Shareholders Resident in Canada" in the Joint Proxy Statement.

            [ ] Please check if you want and are eligible for a Tax Election Filing Package

         An "Eligible Holder" is a Shareholder (i) who is a resident of Canada for purposes of the Income Tax Act (Canada), other than any such Shareholder who is generally exempt from tax under the Income Tax Act (Canada), or (ii) which is a partnership that owns Newcourt Common Shares if one or more of its members would be an Eligible Holder if such member held such Newcourt Common Shares directly. See "Tax Considerations to Newcourt Shareholders - Canadian Federal Income Tax Considerations to Newcourt Shareholders - Newcourt Shareholders Resident in Canada" in the Joint Proxy Statement.

              Eligible Holders who are requesting a Tax Election Filing Package should check the appropriate box(es) below:

                                                                 Yes      No

       The undersigned is a partnership                          [ ]      [ ]

       The undersigned intends to file an election in Quebec     [ ]      [ ]
================================================================================
         The undersigned acknowledges that the intention of Exchangeco in creating the Exchangeable Shares is to have the dividend, liquidation and voting rights associated with the Exchangeable Shares be, as nearly as practicable, functionally and economically equivalent to those of shares of CIT Common Stock. CIT will covenant in the Voting and Exchange Trust Agreement to provide financial and other information regarding CIT to holders of

Exchangeable Shares. By electing to receive Exchangeable Shares as indicated above, the undersigned acknowledges CIT's covenant in that regard.

         It is understood that upon receipt of this Letter of Transmittal and Election Form and of the certificate(s) representing Newcourt Common Shares deposited herewith and following the Effective Date of the Arrangement, Exchangeco or its agent will send to the undersigned certificate(s) for Exchangeable Shares or CIT Common Stock to which the undersigned is entitled under the Arrangement. The share certificate(s) will be registered in the name (and at the address) of the Shareholder set forth below.

         The undersigned holder of Newcourt Common Shares covenants, represents and warrants that (i) the undersigned is the owner of the Newcourt Common Shares being deposited, (ii) such shares are owned by the undersigned free and clear of all mortgages, liens, charges, encumbrances, security interests and adverse claims, (iii) the undersigned has full power and authority to execute and deliver this Letter of Transmittal and Election Form, and (iv) unless the undersigned shall have revoked this Letter of Transmittal and Election Form by notice in writing given to the Depositary not later than 5:00 p.m. (Toronto time) on the last Business Day preceding the Effective Date of the Arrangement, the undersigned will not, prior to such time, transfer or permit to be transferred any of such deposited Newcourt Common Shares.

         The covenants, representations and warranties of the undersigned herein contained shall survive the completion of the Arrangement.

         The undersigned revokes any and all authority, other than as granted in this Letter of Transmittal and Election Form, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Newcourt Common Shares being deposited. No subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise will be granted with respect to the deposited Newcourt Common Shares.

         Each authority conferred or agreed to be conferred by the undersigned in this Letter of Transmittal and Election Form shall survive the death or incapacity of the undersigned and any obligation of the undersigned hereunder shall be binding upon the heirs, legal representatives, successors and assigns of the undersigned.

         The undersigned instructs Exchangeco and the Depositary to mail the certificate(s) representing Exchangeable Shares and/or shares of CIT Common Stock, and any cheque to which the undersigned is entitled under the Arrangement, promptly after the Effective Date, by first class insured mail, postage prepaid, to the undersigned, or to hold such certificates for pick-up, in accordance with the instructions given below. Should the Arrangement not be completed, the deposited Newcourt Common Shares and all other ancillary documents shall be returned to the undersigned in accordance with the instructions in the preceding sentence. The undersigned recognizes that Newcourt has no obligation pursuant to the instructions given below to transfer any Newcourt Common Shares from the name of the registered holder thereof if the Arrangement is not completed.

         By reason of the use by the undersigned of an English language form of Letter of Transmittal and Election Form, the undersigned shall be deemed to have required that any contract evidenced by the Arrangement as accepted through this Letter of Transmittal and Election Form, as well as all documents related thereto, be drawn exclusively in the English language. En raison de l'usage d'une version anglaise des presentes lettre d'envoi et formule de choix par le soussigne, ce dernier est repute avoir demande que tout contrat atteste par l'arrangement, qui est accepte au moyen des presentes lettre d'envoi et formule de choix, de meme que tous les documents qui s'y rapportent soient rediges exclusivement en anglais.

         Signature guaranteed by:                     Dated:  ______________________________, 1999.
         (if required under Instruction 3):

------------------------------------------------      --------------------------------------------------
                   Authorized Signature                      Signature of Shareholder or Authorized
                                                          Representative - see Instructions 2, 3 and 4



------------------------------------------------      --------------------------------------------------
         Name of Guarantor (please print or type)          Name of Shareholder (please print or type)

------------------------------------------------      --------------------------------------------------
     Address of Shareholder (please print or type)     Social Insurance Number (Canadian Residents) or
                                                        Taxpayer Identification Number (US residents) of
                                                                          Shareholder
                                                                     (please print or type)

                                                      --------------------------------------------------
                                                        Name of Authorized Representative, if applicable
                                                                     (please print or type)


         If the Arrangement is not proceeded with, the enclosed certificate(s) will be returned forthwith to the undersigned at the address set out below or, failing such address being specified, to the undersigned at the last address of the undersigned as it appears on the common share register of Newcourt.


================================================================================
DELIVERY INSTRUCTIONS
(See Instructions 3, 4, 5 and 6)

[ ]     Mail  certificate(s) and any cheque in lieu of fractional  interests to
(please fill in address for mailing):

         ------------------------------------

         ------------------------------------

         ------------------------------------

         ------------------------------------

[ ]      Hold certificate(s) for pick up at the Toronto office of the Depositary listed below.
================================================================================

     U.S. citizens/residents must complete the Substitute Form W-9 below.

     Non-U.S. citizens/residents must complete the Substitute Form W-8BEN below.

      Please review carefully items 9 and 10 of the Instructions set forth below regarding backup withholding before completing the following information.


 SUBSTITUTE     PLEASE  PROVIDE   YOUR  TAXPAYER         Social Security No.
 FORM W-9       IDENTIFICATION   NO.  OR  SOCIAL         or Taxpayer
                SECURITY NO. IN THE SPACE AT THE         Identification No.
                RIGHT  AND  CERTIFY  BY  SIGNING          (TIN)
                AND DATING BELOW                         -----------------------

                                                         [ ] Awaiting TIN

--------------------------------------------------------------------------------

Certification -- Under penalties of perjury, I certify that (1) the number shown on this form is my correct Social Security Number or Taxpayer Identification Number (or I am waiting for a number to be issued to me) and (2) I am not subject to backup withholding either because I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends or the IRS has notified me that I am no longer subject to backup withholding.

Certification Instructions -- You must cross out item (2) above if you have been notified by the IRS that you are subject to backup withholding because of underreporting interest or dividends on your tax return. However, if after being notified by the IRS that you are subject to backup withholding, you received another notification from the IRS that you are no longer subject to backup withholding, do not cross out item (2).

The Internal  Revenue  Service does not require your consent to any provision of
this  document   other  than  the   certifications   required  to  avoid  backup
withholding.

  Signature _________________________________               Date _______________
================================================================================

Note: Failure to complete and return this form may result in backup withholding of 31% of any payments (including non-cash payments) made to you.

      If you checked the "Awaiting TIN" box on the Substitute Form W-9, you must complete the following certificate.

             CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER

      I certify under penalties of perjury that (i) a TIN has not been issued to me, (ii) either (a) I have mailed or delivered an application to receive a TIN to the appropriate Internal Revenue Service Center or Social Security Administration Office or (b) I intend to mail or deliver an application in the near future, and (iii) I understand that, if I do not provide a TIN within 60 days, I will be subject to backup withholding at a rate of 31% until I provide a TIN.

SIGNATURE ___________________________                       DATE________________

Note: Failure to complete and return this form may result in backup withholding of 31% of any payments (including non-cash payments) made to you.

                             SUBSTITUTE FORM W-8BEN


----------------------------------------------------------------------------------------------------------------------------------
Do not use this form for: ..................................................................................... Instead, use Form:

o A U.S. citizen or other U.S. person, including a resident alien individual ................................................. W-9
o A foreign government, international organization, foreign central bank of issue, tax-exempt organization, or private  foundation,  claiming the applicability  of Internal Revenue Code section(s) 501(c),  892, 895, or 1443(b) .............................. W-8ECI or W-8EXP
o A person acting as an intermediary ...................................................................................... W-8IMY
o A person  claiming an exemption from U.S.  withholding on
  income effectively connected with the conduct
  of a trade or business in the United States ............................................................................. W-8ECI
----------------------------------------------------------------------------------------------------------------------------------
             Identification of Beneficial Owner
----------------------------------------------------------------------------------------------------------------------------------
1  Name of individual or organization that is the beneficial owner                    2  Country of incorporation or organization

----------------------------------------------------------------------------------------------------------------------------------
3  Type of beneficial owner             [ ] Individual  [ ] Corporation           [ ] Disregarded entity
[ ] Partnership           [ ] Trust     [ ] Estate      [ ] Foreign government    [ ] International organization
[ ] Foreign central bank of issue    [ ] Foreign tax-exempt organization
----------------------------------------------------------------------------------------------------------------------------------
4  Permanent residence address (street, apt. or suite no., or rural route). Do not use a P.O. box.

----------------------------------------------------------------------------------------------------------------------------------
   City or town, state or province. Include postal code where appropriate.          Country (do not abbreviate)

----------------------------------------------------------------------------------------------------------------------------------
5  Mailing address (if different from above)

----------------------------------------------------------------------------------------------------------------------------------
   City or town, state or province. Include postal code where appropriate.          Country (do not abbreviate)

----------------------------------------------------------------------------------------------------------------------------------
6  U.S. taxpayer identification number, if any.
                                   [ ]  SSN or TIN    [ ] EIN
----------------------------------------------------------------------------------------------------------------------------------
             Certification
----------------------------------------------------------------------------------------------------------------------------------
Under  penalties of perjury,  I declare that I have examined the  information on this form and to the best of my knowledge  and belief it is true,  correct,  and complete. I further certify under penalties of perjury that:

o I am the beneficial owner (or am authorized to sign for the beneficial owner) of all the income to which this form relates;

o The beneficial owner is a foreign person;

o The income to which this form relates is not effectively connected with the conduct of a trade or business in the United States;

o For broker transactions or barter exchanges, the beneficial owner is an exempt foreign person as defined in the instructions; and

o I am not a former citizen or long-term resident of the United States subject to section 877 (relating to certain acts of expatriation) or, if I am subject to section 877, I am nevertheless entitled to treaty benefits with respect to the amounts received.

The Internal Revenue Service does not require your consent to any provisions of this document other than the certifications required to establish your status as a foreign person and, if applicable, obtain a reduced rate of withholding.

Signature -------------------------------     --------  ------------------------
          Signature of beneficial owner       Date      Capacity in which acting
          (or individual authorized to
          sign for beneficial owner)

----------------------------------------------------------------------------------------------------------------------------------
Note:  Failure to  complete  and  return  this form may result in back-up  withholding  of 31% of any  payments  (including non-cash payments) made to you.


                                  INSTRUCTIONS

1.     Use of Letter of Transmittal and Election Form

      (a) Shareholders who are Eligible Electing Holders, in order to make a valid election to exchange their Newcourt Common Shares for Exchangeable Share(s), must deliver this properly completed Letter of Transmittal and Election Form (or manually signed facsimile thereof) together with accompanying certificate(s) representing Newcourt Common Shares, which must all be received by the Depositary at one of the offices specified below before 5:00 p.m. (Toronto time) on October 25, 1999.

      (b) After 5:00 p.m. (Toronto time) on October 25, 1999, all Shareholders (including Eligible Electing Holders) who deliver to the Depositary this properly completed Letter of Transmittal and Election Form (or manually signed facsimile thereof), together with accompanying certificate(s) representing Newcourt Common Shares, will be entitled to receive only shares of CIT Common Stock (plus any cash in lieu of fractional interests).

      (c) The method used to deliver this Letter of Transmittal and Election Form and any accompanying certificate(s) representing Newcourt Common Shares is at the option and risk of the holder, and delivery will be deemed effective only when such documents are actually received. Newcourt recommends that the necessary documentation be hand delivered to the Depositary at one of the addresses specified below and a receipt obtained; otherwise the use of first class insured mail, with return receipt requested, is recommended. A pre-addressed postage-paid security return envelope is enclosed for your convenience. Shareholders whose Newcourt Common Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in delivering those Newcourt Common Shares, which can be facilitated through the execution and delivery of a Notice of Guaranteed Delivery in the form enclosed with the Joint Proxy Statement.

2.    Procedure for Guaranteed Delivery

         If a Shareholder wishes to deposit Newcourt Common Shares pursuant to the Arrangement and (i) the certificate(s) representing such Newcourt Common Shares are not immediately available or (ii) the Newcourt Shareholder cannot cause the certificate(s) representing such Newcourt Common Shares and all other required documents to be delivered to the Depositary at or prior to 5:00 p.m. (Toronto time) on October 25, 1999, such Newcourt Common Shares may nevertheless be deposited under the Arrangement provided that all of the following conditions are met:

      (a) such deposit is made by or through an Eligible Institution (as defined in Instruction 4 below);

      (b) a properly completed and duly executed Notice of Guaranteed Delivery, including a properly completed Election included in the Notice of Guaranteed Delivery, in the form accompanying this Letter of Transmittal and Election Form or a facsimile thereof, properly completed and signed, together with a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery, is received by the Depositary at its Toronto office as set forth in the Notice of Guaranteed Delivery (by hand, by courier, by first class insured mail or by facsimile transmission) at or prior to 5:00 p.m. (Toronto time) on October 25, 1999; and

      (c) the following documents are received by the Depositary at its Toronto office at or prior to 5:00 p.m. (Toronto time) on the third trading day on The Toronto Stock Exchange after October 25, 1999:
            (i) the certificate(s) representing deposited Newcourt Common Shares in proper form for transfer; (ii) a Letter of Transmittal and Election Form or a facsimile thereof, properly completed and signed; and (iii) all other documents required by the Letter of Transmittal and Election Form.

         Note: The completed election contained in the Notice of Guaranteed Delivery will not be acted upon by the Depositary unless all the documents referred to in Instruction 2(c), including a properly completed and signed Letter of Transmittal and Election Form, are received by the

                  Depositary before 5:00 p.m. (Toronto time) on October 28, 1999, in which case the elections contained in the Letter of Transmittal and Election Form will be acted upon by the Depositary.

3.        Signatures

         This Letter of Transmittal and Election Form must be filled in, dated and signed by the holder of Newcourt Common Shares or by such holder's duly authorized representative (in accordance with Instruction 4).

      (a) If this Letter of Transmittal and Election Form is signed by the registered owner(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal and Election Form must correspond with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such transmitted certificate(s) is owned of record by two or more joint owners, all such owners must sign this Letter of Transmittal and Election Form.

      (b) If this Letter of Transmittal and Election Form is signed by a person other than the registered owner(s) of the accompanying certificate(s), or if certificates representing Exchangeable Shares or CIT Common Stock are to be issued to a person other than the registered owner(s):

            (i)   such   deposited   certificate(s)   must  be  endorsed  or  be
                  accompanied by appropriate share transfer power(s) of attorney properly completed by the registered owner(s); and

            (ii) the signature(s) on such endorsement or power(s) of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in Instruction 3.

4.       Guarantee of Signatures

         If this Letter of Transmittal and Election Form is signed by a person other than the registered owner(s) of the Newcourt Common Shares, such signature must be guaranteed by an Eligible Institution, or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

         An "Eligible Institution" means a Canadian chartered bank, a major trust company in Canada or a member firm of a recognized Medallion Program (STAMP), (SEMP) or (MSP).

5.       Fiduciaries, Representatives and Authorizations

         Where this Letter of Transmittal and Election Form is executed by a person as an executor, administrator, trustee or guardian, or on behalf of a corporation, partnership or association or is executed by any other person acting in a representative capacity, this Letter of Transmittal and Election Form must be accompanied by satisfactory evidence of authority to act. Any of Newcourt, Exchangeco or the Depositary, in their discretion, may require additional evidence of authority or additional documentation.

6.       Delivery Instructions

         In all cases, the box entitled "Delivery Instructions" should be completed. If that box is not completed, any new share certificate(s) issued in exchange for Newcourt Common Shares will be mailed to the depositing Shareholder at the address of the Shareholder as it appears in this Letter of Transmittal and Election Form or, if no address of the Shareholder is provided in this Letter of Transmittal and Election Form, then it will be mailed to the address of the Shareholder as it appears on the common share register of Newcourt.

7.    Miscellaneous

      (a) If the space on this Letter of Transmittal and Election Form is insufficient to list all certificates for Newcourt Common Shares, additional certificate numbers and numbers of shares may be included on a separate signed list affixed to this Letter of Transmittal and Election Form.

      (b) If Newcourt Common Shares are registered in different forms (e.g. "John Doe" and "J. Doe"), a separate Letter of Transmittal and Election Form should be signed for each different registration.

      (c) The undersigned must check the appropriate box on this Letter of Transmittal and Election Form indicating whether the undersigned is an Eligible Electing Holder or not an Eligible Electing Holder.

      (d) No alternative, conditional or contingent deposits will be accepted and no fractional Exchangeable Shares or shares of CIT Common Stock will be issued.

      (e) Additional copies of this Letter of Transmittal and Election Form may be obtained from the Depositary at one of the offices specified below.

      (f) It is strongly recommended that prior to completing this Letter of Transmittal and Election Form, the undersigned read the accompanying Joint Proxy Statement.

      (g) Newcourt and Exchangeco reserve the right, if they so elect collectively, in their absolute discretion, to instruct the
            Depositary to waive any defect or irregularity contained in any Letter of Transmittal and Election Form received by them.

8.       Lost Certificates

         If a share certificate has been lost or destroyed, this Letter of Transmittal and Election Form should be completed as fully as possible and forwarded, together with a letter describing the loss, to the Depositary. The Depositary and/or the registrar and transfer agent for the Newcourt Common Shares will respond with the replacement requirements.

9.       Substitute Form W-9 - U.S. Shareholders

         In order to avoid "backup withholding" of United States federal income tax on payments made to a Shareholder, the Shareholder must generally provide the Shareholder's correct taxpayer identification number ("TIN") on a form such as Substitute Form W-9 above and certify, under penalties of perjury, that such number is correct and that the Shareholder is not subject to backup withholding. If the correct TIN is not provided or if any other information is not correctly provided, a penalty of up to $500 may be imposed on the Shareholder by the Internal Revenue Service and payments made to the Shareholder may be subject to backup withholding at a rate of 31%. Willfully falsifying certifications or affirmations may result in criminal penalties.

         Backup withholding is not an additional United States income tax. Rather, the United States income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained provided that the required information is furnished in a timely manner to the Internal Revenue Service.

         The TIN for an individual United States citizen or resident is the individual's social security number. The "Awaiting TIN" box of the Substitute Form W-9 may be checked if a Shareholder has not been issued a TIN and has applied for a TIN or intends to apply for a TIN in the near future. If the "Awaiting TIN" box is checked, the Shareholder must also complete the
Certificate of Awaiting Taxpayer Identification Number found below the Substitute Form W-9 in order to avoid backup withholding. If the Shareholder does not provide a TIN within 60 days, the Shareholder will be subject to backup withholding at a rate of 31% until a TIN is provided.

         Exempt persons (including, among others, corporations) are not subject to backup withholding. A Shareholder should consult its tax adviser as to the Shareholder's qualification for an exemption from backup withholding and the procedure for obtaining such exemption.

10.      Substitute W-8BEN - Non-U.S. Shareholders

         Exempt persons are not subject to backup withholding. Beneficial owners of Newcourt Common Shares that are neither United States citizens nor residents, as well as foreign corporations, partnerships, estates and trusts may qualify as exempt persons by submitting the Substitute Form W-8BEN above, signed under penalties of perjury, certifying such person's foreign status. A Shareholder should consult its tax adviser as to the Shareholder's qualification for an exemption from backup withholding.

         Please note that special rules apply to the "beneficial owner" and "permanent residence address" requirements found in Blocks 1 and 4 of Part I to the Substitute Form W-8BEN. For purposes of the Substitute Form W-8BEN, a beneficial owner is the person that is the owner of income with respect to the Newcourt Common Shares for United States federal income tax purposes and who beneficially owns such income. Thus, a person receiving such income as a nominee, custodian, or agent for another person or a person that is classified as a conduit entity under Section 7701(1) of the United States Internal Revenue Code is not the beneficial owner of such income. Generally, a person is treated as the owner of such income to the extent such person is required under United States federal income tax principles to include amounts paid in respect of Newcourt Common Shares in gross income on a tax return. The beneficial owners of income paid to a partnership are those persons who, under United States federal income tax principles, are the owners of the income for United States federal income tax purposes in their separate or individual capacities and who beneficially own the income. Thus, the beneficial owners of income paid to a partnership are generally the partners, other than a partner that is itself a partnership or a conduit. A Shareholder should consult its tax adviser to determine the appropriate beneficial owner for purposes of the Substitute Form W-8BEN.

         The beneficial owner's permanent residence address is the address in the country where such person claims to be resident for purposes of that country's income tax. Do not show the address of a financial institution, a post office box, or an address used solely for mailing purposes. If the beneficial owner is an individual who does not have a tax residence in any country, the permanent residence address is where such person normally resides. If the beneficial owner is not an individual and does not have a tax residence in any country, the permanent residence address is where such person maintains its principal office.

11. MONTREAL TRUST COMPANY OF CANADA (SEE BELOW FOR ADDRESSES AND TELEPHONE NUMBERS) OR YOUR BROKER OR OTHER FINANCIAL ADVISER WILL BE ABLE TO ASSIST YOU IN COMPLETING THIS LETTER OF TRANSMITTAL AND ELECTION FORM.

                       Offices of the Depositary in Canada

                        Montreal Trust Company of Canada

                                     Toronto

                                     By Mail

                              151 Front Street West
                                    Suite 800
                                Toronto, Ontario
                                     M5J 2N1
                                     Toronto

                              By Hand or by Courier

                              151 Front Street West
                                    8th Floor
                                Toronto, Ontario
                                     M5J 2NI

                            Telephone: (416) 981-9633
                            Toll Free: 1-800-663-9097

                              By Hand or by Courier

             Montreal                                      Halifax

    1800 McGill College Avenue                       1465 Brenton Street
             6th Floor                                    5th Floor
         Montreal, Quebec                           Halifax, Nova Scotia
              H3A 3K9                                      B3J 3S9

              Calgary                                     Vancouver

         Western Gas Tower                           510 Burrard Street
             6th Floor                                    2nd Floor
  Suite 600 530 - 8th Avenue S.W.                      Vancouver, B.C.
         Calgary, Alberta                                  V6C 3B9
              T2P 3S8

         Any  questions  and  requests  for   assistance   may  be  directed  by
Shareholders to the Depositary at the telephone numbers and locations set out above.

                       THIS IS NOT A LETTER OF TRANSMITTAL

                          NOTICE OF GUARANTEED DELIVERY
                              (including Election)

                                       for
                            Deposit of Common Shares
                                       of
                           NEWCOURT CREDIT GROUP INC.

         This Notice of Guaranteed Delivery must be used by holders ("Shareholders") of common shares (the "Newcourt Common Shares") of Newcourt Credit Group Inc. ("Newcourt") in connection with the proposed arrangement (the "Arrangement") involving Newcourt, its Shareholders and The CIT Group, Inc. that is being submitted for approval at the special meeting of Shareholders to be held on October 26, 1999, if certificates for the Newcourt Common Shares are not immediately available or time will not permit all required documents to reach the Depositary at or prior to 5:00 p.m. (Toronto time) on October 25, 1999 (the "Expiry Time"). This Notice of Guaranteed Delivery must be delivered by hand, transmitted by facsimile transmission or delivered by mail to the office of the Depositary in the City of Toronto listed below no later than the Expiry Time.

         Shareholders are referred to the Joint Management Information Circular and Proxy Statement (the "Joint Proxy Statement") dated September 21, 1999 that accompanies this Notice of Guaranteed Delivery. Capitalized terms used but not defined in this Notice of Guaranteed Delivery that are defined in the Joint Proxy Statement have the respective meanings set out in the Joint Proxy Statement.

         This Notice of Guaranteed Delivery is not to be used to guarantee signatures. If a signature on the Letter of Transmittal and Election Form (the "Letter of Transmittal") is required to be guaranteed by an Eligible Institution, such signature must appear in the applicable space in the Letter of Transmittal.

         The undersigned hereby deposits with Newcourt and Exchangeco, upon the terms and subject to the conditions set forth in the Arrangement and the Letter of Transmittal (receipt of which is hereby acknowledged), the Newcourt Common Shares listed below.

         The deposit of Newcourt Common Shares will not be accepted from or on behalf of Shareholders in any jurisdiction outside of Canada in which the Arrangement would not be in compliance with the laws of such jurisdiction. The undersigned hereby declares that the undersigned is not acting for the account or benefit of a person from such jurisdiction and is not in, or delivering this Notice of Guaranteed Delivery, from such jurisdiction.

         An "Eligible Institution" means a Canadian chartered bank, a major trust company in Canada or a member firm of a recognized Medallion Program (STAMP), (SEMP) or (MSP).

TO:      NEWCOURT CREDIT GROUP INC.
AND TO:  CIT EXCHANGECO INC.
AND TO:  THE DEPOSITARY, MONTREAL TRUST COMPANY OF CANADA

By Hand and By Courier             By Facsimile                   By Mail

151 Front Street West              416-981-9600            151 Front Street West
      8th Floor                                                  Suite 800
   Toronto, Ontario                                          Toronto, Ontario
       M5J 2N1                                                    M5J 2N1

         Delivery of this Notice of Guaranteed Delivery to an address or transmission of this Notice of Guaranteed Delivery via a facsimile number other than set forth above does not constitute a valid delivery. If this Notice of Guaranteed Delivery is being used, Eligible Electing Holders who wish to receive Exchangeable Shares under the Arrangement must properly complete the Election
                                            ----
below before delivery of this Notice of Guaranteed Delivery to the Depositary.

---------------------------------------------------------------------------------------------------------------------
   Number of Newcourt Common                                                     Name and address(es) of
           Shares                        Certificate No. (if available)          Shareholder(s) (please print)
---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
                                                          Total Shares:
---------------------------------------------------------------------------------------------------------------------



--------------------------------------------------------------------------------
          ELECTION FOR SHAREHOLDERS WHO ARE ELIGIBLE ELECTING HOLDERS

         Under the Arrangement, the undersigned hereby elects to have the deposited Newcourt Common Shares represented by the above certificate(s) exchanged for (please check one):

               [ ]   Exchangeable Share(s); or

               [ ]   Share(s) of CIT Common Stock


         An "Eligible Electing Holder" is Shareholder who (i) is a resident of Canada for the purposes of the Income Tax Act (Canada) or (ii) which is a partnership that owns Newcourt Common Shares, if one or more of its members would be an Eligible Electing Holder if such member held Newcourt Common Shares directly.

         If an election is not made, or is not properly made, the undersigned will be deemed to have elected to have all deposited Newcourt Common Shares exchanged for shares of CIT Common Stock.

         No fractional Exchangeable Shares or fractional shares of CIT Common Stock will be delivered in exchange for Newcourt Common Shares pursuant to the Arrangement. In lieu of fractional shares, the Depositary will mail (to the Shareholder's address specified herein), within 15 Business Days following the Effective Date for those Newcourt Common Shares received by the Depositary by the Expiry Time, to each Shareholder otherwise entitled to a fractional interest in shares of CIT Common Stock or Exchangeable Shares a cheque payable to such Shareholder equal to such Shareholder's pro rata portion of the net proceeds (after expenses) received by the Depositary upon a sale of whole shares representing an accumulation of all fractional interests in shares of CIT Common Stock or Exchangeable Shares (as the case may be) to which all such Shareholders would otherwise be entitled. See the Joint Proxy Statement at page 85 under the heading "Transaction Mechanics and Description of Exchangeable Shares - Fractional Shares".

--------------------------------------------------------------------------------

                      Area code and Telephone Number during Business Hours:

                      (    )____________________________________________________

                      Dated:____________________________________________________

                      __________________________________________________________

                      __________________________________________________________
                                           Signature(s)

                                    GUARANTEE

         The undersigned, an Eligible Institution, guarantees delivery to the office of the Depositary in the City of Toronto of the certificates representing Newcourt Common Shares tendered hereby, in proper form for transfer, in either case with delivery of a Letter of Transmittal and Election Form or a facsimile thereof, properly completed and signed, and all other documents required by the Letter of Transmittal and Election Form, all at or prior to 5:00 p.m. (Toronto time) on the third trading day on The Toronto Stock Exchange after the Expiry Time.

Dated: __________________  , 1999  _____________________________________________
                                                      Firm
                                   _____________________________________________
                                              Authorized Signature
                                   _____________________________________________
                                      Name and Title (please print or type)
                                   _____________________________________________
                                                 Address of Firm
                                   _____________________________________________
                                         Area Code and Telephone Number